AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 25 , 2016
 REGISTRATION NO. 333-212103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

 Yuma Delaware Merger Subsidiary, Inc.*
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE (State or Other Jurisdiction of Incorporation or Organization)	1311 (Primary Standard Industrial Classification Code Number)	81-2235304 (I.R.S. Employer Identification Number)

1177 West Loop South, Suite 1825 Houston, Texas 77027 (713) 968-7000 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Sam L. Banks
President and Chief Executive Officer
Yuma Delaware Merger Subsidiary, Inc.
1177 West Loop South, Suite 1825
Houston, Texas 77027
(713) 968-7000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies To:

Reid A. Godbolt, Esq. Jones & Keller, P.C. 1999 Broadway Suite 3150 Denver, Colorado 80202 (303) 573-1600	Robert J. Viguet, Jr., Esq. Porter Hedges LLP 1000 Main Street 36th Floor Houston, Texas 77002 (713) 226-6600	Gregory P. Schneider President Davis Petroleum Acquisition Corp. 1330 Post Oak Blvd., Suite 600 Houston, Texas 77056 (713) 439-6757

* Yuma Energy, Inc., a California corporation, is to be reincorporated under Delaware law immediately before the issuance of the securities registered pursuant to this registration statement on Form S-4. In accordance with Rule 12g-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the shares of common stock of the Registrant, Yuma Delaware Merger Subsidiary, Inc., will be deemed to be registered under Section 12(b) of the Exchange Act as the successor to Yuma Energy, Inc. A Form 8-A will be filed to report the reincorporation upon its effectiveness.

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the closing of the merger described herein.

        If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐                                                      Accelerated filer ☐                                            Non-accelerated filer ☐                                                      Smaller reporting company ☒
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Issuer Third Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Yuma Delaware Merger Subsidiary, Inc. may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities nor should it be considered a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 25 , 2016

Yuma Delaware Merger Subsidiary, Inc.

The information in this proxy statement/prospectus is not complete and may be changed. Yuma Delaware Merger Subsidiary, Inc. may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities nor should it be considered a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

Yuma Energy, Inc., which we refer to as “Yuma,” and Davis Petroleum Acquisition Corp., which we refer to as “Davis,” have entered into an agreement and plan of merger and reorganization dated as of February 10, 2016, as it may be amended from time to time, which we refer to as the “merger agreement,” and which is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference.  Under the merger agreement, the following will occur:

The Reincorporation.  Upon the terms and subject to the conditions set forth in the merger agreement, Yuma will be merged with and into a wholly-owned subsidiary and newly formed corporation, Yuma Delaware Merger Subsidiary, Inc., referred to herein as “Delaware Merger Subsidiary,” the separate existence of Yuma shall cease, and Delaware Merger Subsidiary will continue, which we refer to herein as “Yuma Delaware,” as the surviving corporation in the reincorporation.  Following the reincorporation, Yuma Delaware, as the surviving corporation, (i) shall possess all of Yuma’s and Delaware Merger Subsidiary’s assets, rights, powers and property as constituted immediately prior to the reincorporation; (ii) shall continue to be subject to all of Yuma’s and Delaware Merger Subsidiary’s debts, liabilities and obligations as constituted immediately prior to the reincorporation; (iii) shall be subject to all actions previously taken by the board of directors of Yuma and Delaware Merger Subsidiary prior to the reincorporation; (iv) each issued and outstanding share of Yuma common stock shall be deemed converted into and become one-tenth of one share of a fully paid and nonassessable share of common stock, $0.001 par value per share, of Yuma Delaware (the “Yuma Delaware common stock”) to account for the 1-for-10 reverse stock split; and (v) each issued and outstanding share of 9.25% Series A Cumulative Redeemable Preferred Stock, no par value per share, of Yuma (the “Yuma preferred stock”), shall be deemed converted into and become 3.5 shares of Yuma Delaware common stock.

The Merger.  Upon the terms and subject to the conditions of the merger agreement, and as promptly as practicable following the reincorporation, a newly formed corporation and wholly-owned subsidiary of Yuma Delaware, Yuma Merger Subsidiary, Inc., referred to herein as “Merger Subsidiary,” shall be merged with and into Davis in accordance with the Delaware General Corporation Law, which we refer to as the “DGCL.” Upon the merger, the separate corporate existence of Merger Subsidiary shall cease and Davis shall continue as the surviving corporation under Delaware law and as a wholly owned subsidiary of Yuma Delaware.  Yuma Delaware’s name will be changed to “Yuma Energy, Inc.” as part of the merger. The obligations of Yuma and Davis to effect the merger are subject to the satisfaction or waiver of several conditions set forth in the merger agreement.  If the merger is completed pursuant to the merger agreement, Davis common stockholders will receive approximately 0.0956 shares of Yuma Delaware common stock for each share of Davis common stock held immediately prior to the effective time of the merger (or an aggregate of approximately 14.5 million shares of Yuma Delaware common stock which may change based upon the number of outstanding shares of Yuma Delaware common stock on the date of the merger), and Davis preferred stockholders will receive approximately 0.0956 shares of Series D Convertible Preferred Stock, $0.001 par value per share, of Yuma Delaware (the “Yuma Delaware preferred stock”) for each share of Davis preferred stock held immediately prior to the effective time of the merger (or an aggregate of approximately 3.3 million shares of Yuma Delaware preferred stock which may change based upon the number of outstanding shares of Yuma Delaware common stock on the date of the merger), which we collectively refer to as the “merger consideration” and the “exchange ratio.” The merger consideration and the exchange ratio will be adjusted based on the number of outstanding shares of Yuma Delaware common stock on the date of the merger; however, the merger consideration and the exchange ratio will not be adjusted to reflect changes in the market price of Yuma Delaware common stock. The dollar value of the Yuma Delaware common stock to be received as the merger consideration will change depending on fluctuations in the market price and will not be known at the time Davis stockholders vote on the merger. After the merger, it is expected that former holders of Davis common stock will own approximately 61.1% of Yuma Delaware common stock then outstanding and former holders of Yuma common stock and Yuma preferred stock will own approximately 38.9% of Yuma Delaware common stock then outstanding.

In connection with the proposed transactions, Yuma and Davis will each hold a special meeting of their respective stockholders. At Yuma’s special meeting, Yuma shareholders will be asked to vote on (i) a proposal to approve and adopt the merger agreement; (ii) a proposal to approve the reincorporation; (iii) the proposals related to the Yuma Delaware amended and restated certificate of incorporation; (iv) a proposal to approve and adopt the amendment to the certificate of determination of Yuma to provide for the conversion of the Yuma preferred stock into Yuma Delaware common stock upon the reincorporation; (v) a proposal to approve and adopt an amendment to the Yuma Energy, Inc. 2014 Long-Term Incentive Plan (the “2014 Plan”); and (vi) a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposals listed above.

At Davis’ special meeting, Davis stockholders will be asked to vote on (a) a proposal to approve and adopt the merger agreement; and (b) a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve and adopt the merger agreement. Based on approximately 72.0 million shares of Yuma common stock outstanding, approximately 0.55 million shares of Yuma preferred stock outstanding and accounting for the 1-for-10 reverse stock split, holders of Davis common stock would receive approximately 14.5 million shares of Yuma Delaware common stock and holders of Davis preferred stock would receive approximately 3.3 million shares of Yuma Delaware preferred stock.

Additionally, the pro rata portion of the merger consideration to be received is dependent upon the number of shares of Yuma Delaware common stock issued and outstanding immediately prior to the effective time of the merger and whether the downward adjustment to the merger consideration provided in the merger agreement occurs for dissenting shares. Consequently, although the exact number of shares of Yuma Delaware common stock and preferred stock to be received as a result of the merger by holders of Davis common stock and preferred stock will not be known at the time Davis stockholders vote on the merger agreement, it will not be materially different than shown above.

The board of directors of Yuma unanimously:  (i) has determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, Yuma and its shareholders; (ii) has approved the merger agreement and the other transactions contemplated thereby; (iii) has approved the reincorporation; (iv) has approved the amended and restated certificate of incorporation of Yuma Delaware; (v) has approved the amendments to the Yuma certificate of determination; (vi) has approved the amendment to the 2014 Plan; (vii) recommends that the shareholders of Yuma vote “FOR” the proposal to approve and adopt the merger agreement and the actions contemplated thereby; (viii) recommends that the shareholders of Yuma vote “FOR” the proposal to approve the reincorporation; (ix) recommends that the shareholders of Yuma vote “FOR” the proposals related to the amended and restated certificate of incorporation of Yuma Delaware; (x) recommends that the shareholders of Yuma vote “FOR” the proposal to approve the amendments to the Yuma certificate of determination; (xi) recommends that the common shareholders of Yuma vote “FOR” the proposal to approve and adopt the amendment to the 2014 Plan; and (xii) recommends that the shareholders of Yuma vote “FOR” any proposal to authorize the Yuma board of directors, in its discretion, to adjourn the special meeting.  Approval and adoption of the merger agreement, approval of the reincorporation, approval of the proposals related to the amended and restated certificate of incorporation of Yuma Delaware, and approval and adoption of the proposal to amend to the Yuma certificate of determination each requires the affirmative vote of a majority of the issued and outstanding shares of Yuma common stock and the affirmative vote of 66⅔% of the issued and outstanding shares of Yuma preferred stock, voting as a separate class. Approval of the proposal to amend the 2014 Plan requires the affirmative vote of a majority of the shares Yuma common stock represented and voting in person or by proxy at the Yuma special meeting. Approval of the proposal to authorize Yuma’s board of directors to adjourn the special meeting requires the affirmative vote of a majority of the shares Yuma common stock and preferred stock represented and voting in person or by proxy at the Yuma special meeting. Because of their mutual dependence, if the proposal to approve and adopt the merger agreement, the proposal to approve the reincorporation, the proposals related to the amended and restated certificate of incorporation of Yuma Delaware, or the proposal to amend the Yuma certificate of determination are not all approved, then none will be deemed to have been approved.

The board of directors of Davis unanimously:  (a) has determined that the merger agreement, the merger, in accordance with the terms of the merger agreement, and the other transactions contemplated thereby are advisable, fair to, and in the best interests of Davis and its stockholders; (b) has approved and adopted the merger agreement and approved the merger and the other transactions contemplated thereby; (c) has directed that the merger agreement be submitted to a vote of the Davis stockholders at the Davis special meeting; (d) recommends that the stockholders of Davis vote “FOR” the proposal to approve and adopt the merger agreement, and (e) recommends that the stockholders of Davis vote “FOR” any proposal to authorize Davis’ board of directors, in its discretion, to adjourn the special meeting.  Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of Davis common stock and the outstanding shares of Davis preferred stock on an as-converted basis voting with the Davis common stock as a single class, and at least a majority of all outstanding shares of Davis preferred stock voting as a separate class, which are entitled to vote at the Davis special meeting.  The affirmative vote of a majority of the votes cast by holders of common stock and preferred stock at the Davis special meeting is required to approve any proposal to adjourn the Davis special meeting.

Your vote is important.  The merger cannot be completed unless Davis stockholders approve and adopt the merger agreement and Yuma shareholders approve and adopt the merger agreement, approve the reincorporation, approve and adopt the amendments to the Yuma certificate of determination, and approve the proposals related to the amended and restated certificate of incorporation of Yuma Delaware at their respective stockholder meetings.  The obligations of Yuma and Davis to complete the merger are also subject to the satisfaction or waiver of certain conditions.  The places, dates and times of the respective stockholder meetings of Yuma and Davis are as follows:

For Yuma shareholders: [●] [●] a.m. local time [●], 2016	For Davis stockholders: [●] [●] a.m. local time [●], 2016

This proxy statement/prospectus gives you detailed information about the Yuma special meeting, the Davis special meeting and the matters proposed to be considered and acted upon at the meetings.  We urge you to read this proxy statement/prospectus carefully, including “Risk Factors” beginning on page [●] for a discussion of the risks relating to the merger and other matters.  Whether or not you plan to attend your meeting, to ensure your shares are represented at the meeting, please vote as soon as possible by either completing and submitting the enclosed proxy card or voting using the telephone or Internet voting procedures described on your proxy card.

Yuma’s common stock is listed on the NYSE MKT under the symbol “YUMA” and the closing price of Yuma’s common stock on August 24 , 2016 was $0. 23 per share, and Yuma’s preferred stock is listed on the NYSE MKT under the symbol “YUMA-PA” and the closing price of Yuma’s preferred stock on August 24 , 2016 was $ 2.48 per share.  Upon completion of the reincorporation and as a condition to the merger, the shares of Yuma Delaware common stock will be listed on the NYSE MKT, subject to official notice of issuance. Davis is a privately-held company and there is no public market for its securities.

Neither the Securities and Exchange Commission, which we refer to as the “SEC,” nor any state securities commission has approved or disapproved of the reincorporation, the merger or the securities to be issued under this proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosures in this proxy statement/prospectus.  Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [●], 2016 and is first being mailed to Yuma shareholders and Davis stockholders on or about [●], 2016.

YUMA ENERGY, INC.
1177 West Loop South, Suite 1825
Houston, Texas 77027
(713) 968-7000
___________________________

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON [●], 2016
___________________________

To the Shareholders of Yuma Energy, Inc.:

We are pleased to invite you to attend a special meeting of the shareholders of Yuma Energy, Inc., a California corporation, which we refer to as Yuma, which will be held at [●], on [●], 2016 at  [●] a.m., local time, for the following purposes:

1.      To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger and Reorganization dated as of February 10, 2016, as it may be amended from time to time, which we refer to as the merger agreement, by and among Yuma, two wholly owned subsidiaries of Yuma, and Davis Petroleum Acquisition Corp., a Delaware corporation, referred to as Davis.

2.      To consider and vote upon a proposal to approve the reincorporation of Yuma from California to Delaware by means of a merger with and into a wholly-owned Delaware subsidiary, which will result in us being governed by the laws of the State of Delaware and your right to receive one whole share of common stock of Yuma Delaware for each 10 shares of Yuma common stock owned by you as of the effective time of the reincorporation, which we refer to as the reincorporation.

3.      To consider and vote upon the proposals to approve six provisions in the amended and restated certificate of incorporation of Yuma Delaware that will be in effect after completion of the reincorporation and that are not in the current restated articles of incorporation of Yuma:

●
the provision in the restated articles of incorporation of Yuma Delaware that decreases the authorized shares of Yuma Delaware common stock from 300,000,000 shares to 100,000,000 shares and increases the authorized shares of Yuma Delaware preferred stock from 10,000,000 to 20,000,000 shares;

●
the provision in the amended and restated certificate of incorporation of Yuma Delaware that provides the Yuma Delaware board of directors with the authority to set the number of directors on the board pursuant to the bylaws of Yuma Delaware;

●
the provision in the amended and restated certificate of incorporation of Yuma Delaware that provides for the classification of the board of directors of Yuma Delaware into three classes with staggered terms;

●	the provision in the amended and restated certificate of incorporation of Yuma Delaware that restricts the ability of stockholders to remove directors without cause;

●
the provision in the amended and restated certificate of incorporation concerning classification of directors which provides that, if at any time the former stockholders of Davis beneficially own than 50% of the aggregate voting power of all outstanding shares of stock entitled to vote in the election of Yuma Delaware’s directors, at each annual meeting of stockholders following such date, each of the successor directors elected at such annual meeting shall serve for a one-year term; and

●
the provision in the amended and restated certificate of incorporation of Yuma Delaware that requires certain actions and proceedings with respect to Yuma Delaware be brought in the federal or state courts located within the state of Delaware.

4.      To approve and adopt the amendments to the Yuma certificate of determination to provide for the conversion of the Yuma preferred stock into 35 shares of Yuma common stock (or 3.5 shares of Yuma Delaware common stock as part of the reincorporation and 1-for-10 reverse stock split).

5.      To approve and adopt an amendment to the Yuma Energy, Inc. 2014 Long-Term Incentive Plan, which we refer to as the 2014 Plan, to increase the number of shares available by 4.1 million (after accounting for the 1-for-10 reverse stock split that is part of the reincorporation) and increase the award limits (after accounting for the 1-for-10 reverse stock split that is part of the reincorporation).

6.      To consider and vote on any proposal to authorize Yuma’s board of directors, in its discretion, to adjourn the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the proposals listed above at the time of the special meeting.

We do not expect to transact any other business at the special meeting. Yuma’s board of directors has fixed the close of business on [●], 2016 as the record date for determining those Yuma shareholders entitled to vote at the special meeting and any adjournment or postponement thereof. Accordingly, only Yuma shareholders of record at the close of business on that date are entitled to notice of, and to vote at, the special meeting. A complete list of the Yuma shareholders will be available for examination at the offices of Yuma in Houston, Texas during ordinary business hours for a period of 10 days prior to the special meeting.

The board of directors of Yuma recommends that Yuma shareholders vote “FOR” each of the proposals to be voted on at the special meeting. Because of their mutual dependence, if the proposal to approve and adopt the merger agreement, the proposal to approve the reincorporation, the proposal to amend the Yuma certificate of determination, or the proposals related to the amended and restated certificate of incorporation of Yuma Delaware are not all approved, then none will be deemed to have been approved.

We cordially invite you to attend the special meeting in person. However, to ensure your representation at the special meeting, please complete and promptly mail your proxy card in the return envelope enclosed, or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card or voting instruction card. This will not prevent you from voting in person, but will help to secure a quorum and avoid added solicitation costs. If your shares are held in “street name” by your broker or other nominee, only that holder can vote your shares and the vote cannot be cast unless you provide instructions to your broker. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Your proxy may be revoked at any time before it is voted. Please review the proxy statement/prospectus accompanying this notice for more complete information regarding the matters to be voted on at the meeting.

By Order of the Board of Directors,

/s/ ____________________________________
Sam L. Banks
Chairman, President and Chief Executive Officer

Houston, Texas
[●], 2016

IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, WE ASK YOU TO COMPLETE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED OR TO VOTE BY TELEPHONE OR ON THE INTERNET USING THE INSTRUCTIONS ON THE PROXY CARD.

DAVIS PETROLEUM ACQUISITION CORP.
1330 Post Oak Blvd., Suite 600
Houston, Texas  77056
(713) 439-6757
___________________________

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [●], 2016
___________________________

To the Stockholders of Davis Petroleum Acquisition Corp.:

We are pleased to invite you to attend a special meeting of the stockholders of Davis Petroleum Acquisition Corp., a Delaware corporation, which we refer to as Davis, which will be held at [●], on [●], 2016 at [●] a.m., local time, for the following purposes:

1.      To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger and Reorganization dated as of February 10, 2016, as it may be amended from time to time, which we refer to as the merger agreement, by and among Yuma Energy, Inc., two wholly owned subsidiaries of Yuma, and Davis.

2.      To consider and vote on any proposal to authorize Davis’ board of directors, in its discretion, to adjourn the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve and adopt the merger agreement.

We do not expect to transact any other business at the special meeting. Davis’ board of directors has fixed the close of business on [●], 2016 as the record date for determining those Davis stockholders entitled to vote at the special meeting and any adjournment or postponement thereof. Accordingly, only Davis stockholders of record at the close of business on that date are entitled to notice of, and to vote at, the special meeting. A complete list of the Davis stockholders will be available for examination at the offices of Davis in Houston, Texas during ordinary business hours for a period of 10 days prior to the special meeting.

The board of directors of Davis recommends that Davis stockholders vote “FOR” each of the proposals to be considered at the special meeting.

Under the Delaware General Corporation Law (the “DGCL”), if the merger is completed, holders of Davis common stock or preferred stock who do not vote in favor of approval and adoption of the merger agreement will have the right to seek appraisal of the fair value of their shares, but only if they submit a written demand for such an appraisal prior to the vote on the merger agreement and they comply with the other DGCL procedures and requirements explained in the accompanying proxy statement/prospectus.  A copy of Section 262 of the DGCL is attached to the proxy statement/prospectus as Annex G.

We cordially invite you to attend the special meeting in person.  However, to ensure your representation at the special meeting, please complete and promptly mail your proxy card in the return envelope enclosed. This will not prevent you from voting in person, but will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted. Please review the proxy statement/prospectus accompanying this notice for more complete information regarding the matters to be voted on at the meeting.

By Order of the Board of Directors,

/s/ ____________________________________
Gregory P. Schneider
President
Houston, Texas
[●], 2016

IMPORTANT:  WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, WE ASK YOU TO COMPLETE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Yuma, Yuma Delaware and Davis that is not included in or delivered with this proxy statement/prospectus. See “Where You Can Find More Information” on page [●]. This information is available to you without charge upon your written or oral request to:

Yuma Delaware Merger Subsidiary, Inc. c/o Yuma Energy, Inc. 1177 West Loop South, Suite 1825 Houston, Texas 77027 (713) 968-7000 Attention: Corporate Secretary
Yuma Energy, Inc.
1177 West Loop South
Suite 1825
Houston, Texas 77027
(713) 968-7000
Attention: Corporate Secretary

or

Advantage Proxy, Inc.
P.O. Box 13581
Des Moines, WA 98198
Toll Free:  (877) 870-8565
Collect:  (206) 870-8565
Davis Petroleum Acquisition Corp. 1330 Post Oak Blvd. Suite 600 Houston, Texas 77056 (713) 439-6757 Attention: Corporate Secretary

You also may obtain certain documents relating to Yuma at the Securities and Exchange Commission’s website, www.sec.gov, and you may obtain certain of these documents at Yuma’s website, www.yumaenergyinc.com, by selecting “Investors,” then selecting “SEC Filings.” Information contained on the Yuma website is expressly not incorporated by reference into this proxy statement/prospectus. To receive timely delivery of the documents in advance of the Yuma special meeting of shareholders or the Davis special meeting of stockholders, your request should be received no later than [●], 2016.

Yuma’s board of directors is using this proxy statement/prospectus to solicit proxies from Yuma’s shareholders in connection with the merger agreement, the merger, the reincorporation, the provisions of the amended and restated certificate of incorporation of Yuma Delaware, the amendment to the Yuma certificate of determination and the amendment to the 2014 Plan. In addition, Yuma Delaware is using this proxy statement/prospectus as a prospectus for shareholders of both companies because Yuma Delaware is offering shares of its common stock to be issued in exchange for shares of Yuma common stock and Yuma preferred stock in the reincorporation and because Yuma Delaware is offering shares of Yuma Delaware common stock to be issued upon conversion of shares of Davis common stock in the merger. Yuma Delaware is also using this proxy statement/prospectus in offering shares of its common stock to be issued upon conversion of Yuma Delaware preferred stock at the election of the holder, which shares of Yuma Delaware preferred stock will have been issued upon conversion of Davis preferred stock in connection with the merger. Davis’ board of directors is using this proxy statement/prospectus to solicit proxies from Davis’ stockholders in connection with the merger agreement and the merger.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE REINCORPORATION AND THE MERGER	12

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	21

SUMMARY	23
The Companies	23
The Reincorporation	23
The Merger	24
The Special Meetings and Voting	29
Matters to be Considered in Deciding How to Vote	30
Selected Consolidated Historical Financial Data of Yuma	34
Selected Consolidated Historical Financial Data of Davis	35
Selected Unaudited Pro Forma Condensed Consolidated Combined Financial Information	36
Summary Pro Forma Combined Oil, Natural Gas and Natural Gas Liquids Reserve and Production Data	38
Pro Forma Adjusted EBITDA of the Combined Company	40
Comparative Per Share Information	41
Comparative Per Share Market Price and Dividend Information	42

RISK FACTORS	43
Risks Relating to the Reincorporation	43
Risks Relating to the Merger	43
Risks Relating to Yuma’s Business	45
Risks Relating to Davis’ Business	57
Risks Relating to the Combined Company’s Operations After Consummation of the Merger	61
Risks Relating to Yuma Delaware Common Stock Following the Merger	65

THE COMPANIES	67
Yuma Energy, Inc.	67
Yuma Delaware Merger Subsidiary, Inc. and Yuma Merger Subsidiary, Inc..	67
Davis Petroleum Acquisition Corp.	67

YUMA SPECIAL MEETING	69
General	69
Purpose of the Yuma Special Meeting	69
Recommendation of the Yuma Board of Directors	70
Record Date and Voting	70
Quorum	71
Vote Required	71
Revocability of Proxies	72
Voting Methods	72
Solicitation of Proxies	72

DAVIS SPECIAL MEETING	73
General	73
Purpose of the Davis Special Meeting	73
Recommendation of the Davis Board of Directors	73
Record Date and Voting	73
Quorum	74
Vote Required	74
Revocability of Proxies	75
Voting by Mail	75
Solicitation of Proxies	75

THE REINCORPORATION	76
Recommendation of Yuma’s Board of Directors	76
Principal Reasons for the Reincorporation	76
Reasons for the Reverse Stock Split	78
No Changes to the Business of Yuma as a Result of the Reincorporation	78
Significant Differences Between the Corporation Laws of California and Delaware	79

THE MERGER	85
General	85
Background of the Merger	85
Recommendation of Yuma’s Board of Directors and Reasons for the Merger	91
Recommendation of Davis’ Board of Directors and Reasons for the Merger	93
Opinions of ROTH Capital Partners, LLC to the Yuma Board of Directors	95
Interests of Yuma’s Directors and Executive Officers in the Merger	104
Interests of Davis’ Directors and Executive Officers in the Merger	104
Combined Company’s Board of Directors and Management Following the Merger	104
Regulatory Filings and Approvals Required For Completion of the Merger	104
Treatment of Yuma Equity Awards	104
Treatment of Davis Equity Awards	104
Dividends	105
Listing of Shares of Yuma Delaware Common Stock	105
Significant Differences in the Rights of Davis Stockholders and the Rights of Yuma Delaware Stockholders	105

THE MERGER AGREEMENT	111
The Reincorporation	111
The Merger	113
Conditions to the Completion of the Merger	115
Representations and Warranties	117
Conduct of Business by Davis Pending the Merger	118
Conduct of Business by Yuma and Yuma Delaware Pending the Merger	119
No Solicitation	119
Termination of the Merger Agreement	120
Amendment of the Merger Agreement	122

VOTING AGREEMENTS	123
Yuma Significant Shareholder	123
Davis Significant Stockholders	123

LOCK-UP AGREEMENTS	124

REGISTRATION RIGHTS AGREEMENT	125

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	126

DISSENTERS’ RIGHTS OF APPRAISAL	132

ACCOUNTING TREATMENT	135

INFORMATION ABOUT YUMA	136
General	136
Recent Developments	137
Competition	137
Regulations	137
Employees and Principal Office	141
Oil and Natural Gas Reserves	141
Legal Proceedings	146

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF YUMA	147
Discussion of Restatement of Non-Cash Errors in the Computation of Income Tax Provision and Recording of Deferred Taxes	147
Overview	148
Critical Accounting Policies	148
Results of Operations For the Six Months Ended June 30 , 2016 and 2015	149
Results of Operations For the Years Ended December 31, 2015, 2014 and 2013	154
Liquidity and Capital Resources	158
Hedging Activities	160
Commitments and Contingencies	161
Off Balance Sheet Arrangements	161

INFORMATION ABOUT DAVIS	162
General Overview of the Business	162
Description of Business – Oil & Gas Operations	162
Competition	163
Environmental Regulations	163
Employees	163
Properties	164
Legal Proceedings	168

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF DAVIS	169
Executive Summary	169
2016 Operational Developments	169
Critical Accounting Policies and Estimates	170
Results of Operations For the Six Months Ended June 30 , 2016 and 2015	171
Results of Operations For the Years Ended December 31, 2015 and 2014	175
Liquidity and Capital Resources	177
Derivative Instruments	178

MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE MERGER	180
Yuma Executive Compensation	182
Yuma Director Compensation	187
Corporate Governance of Yuma Delaware Following the Merger	188

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF YUMA	189

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF DAVIS	190

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMBINED COMPANY	191

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL INFORMATION	192

DESCRIPTION OF YUMA CAPITAL STOCK	203
Common Stock	203
Preferred Stock	203
Transfer Agent and Registrar	212

DESCRIPTION OF YUMA DELAWARE CAPITAL STOCK	213
General	213
Common Stock	213
Preferred Stock	214
Anti-Takeover Provisions	216
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws	216
Transfer Agent and Registrar	217
Limitations of Liability and Indemnification	218
Listing	218

FUTURE STOCKHOLDER PROPOSALS	219

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	219

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF YUMA DELAWARE PROPOSALS	220

AMENDMENT TO THE YUMA CERTIFICATE OF DETERMINATION PROPOSAL	223
General	223
Background and Reasons for the Proposal	223
No Appraisal Rights	223
Approval by the Shareholders of the Proposal	223

AMENDMENT TO THE YUMA 2014 LONG-TERM INCENTIVE PLAN PROPOSAL	224

LEGAL MATTERS	232

EXPERTS	232

WHERE YOU CAN FIND MORE INFORMATION	232

GLOSSARY OF CERTAIN OIL AND NATURAL GAS TERMS	233
INDEX TO FINANCIAL STATEMENTS	F-1
Historical Consolidated Financial Statements of Yuma	F-2
Historical Consolidated Financial Statements of Davis	F-80

Annex A Agreement and Plan of Merger and Reorganization dated as of February 10, 2016, by and among Yuma Energy, Inc., Yuma Delaware Merger Subsidiary, Inc., Yuma Merger Subsidiary, Inc., and Davis Petroleum Acquisition Corp.

Annex B Voting Agreement – Sam L. Banks
Annex C Voting Agreement – Davis Stockholders
Annex D Form of Lock-up Agreement
Annex E Form of Registration Rights Agreement
Annex F Opinion of ROTH Capital Partners, LLC
Annex G Section 262 of the Delaware General Corporation Law
Annex H Form of Amended and Restated Certificate of Incorporation of Yuma Delaware Merger Subsidiary, Inc.
Annex I Form of Amended and Restated Bylaws of Yuma Delaware Merger Subsidiary, Inc.
Annex J Form of Certificate of Amendment to the Certificate of Incorporation of Yuma Delaware Merger Subsidiary, Inc. to change its name to “Yuma Energy, Inc.”
Annex K Certificate of Designation of the Series D Convertible Preferred Stock of Yuma Delaware Merger Subsidiary, Inc.
Annex L Form of Amendment to the Certificate of Determination of Yuma Energy, Inc.
Annex M Amendment to the Yuma Energy, Inc. 2014 Long-Term Incentive Plan

QUESTIONS AND ANSWERS ABOUT THE REINCORPORATION AND THE MERGER

Q:	What is the reincorporation and who votes on it?

A:
For the reasons set forth below in detail under “The Reincorporation” beginning on page [●], Yuma’s board of directors believes that it is in the best interests of Yuma and its shareholders to change the state of incorporation of Yuma from California to Delaware, which we refer to in this proxy statement/prospectus as the “reincorporation.”  Shareholders are urged to read carefully that section of this proxy statement/prospectus, including the related annexes attached hereto, before voting.  Throughout this proxy statement/prospectus, we refer to Yuma, the existing California corporation, as “Yuma” and the term “Yuma Delaware” refers to Yuma but as redomesticated in Delaware.

As discussed below, the principal reasons for the reincorporation are the greater flexibility of Delaware corporate law and the substantial body of case law interpreting that law.  Yuma believes that its shareholders will benefit from the well-established principles of corporate governance that Delaware law affords.  Also, Davis is a Delaware corporation and strongly supports the reincorporation for these reasons and based on its favorable experience with Delaware corporate law.  The amended and restated certificate of incorporation and the amended and restated bylaws of Yuma Delaware are attached hereto as Annexes H and I, respectively.

Please read the section “The Reincorporation—Significant Differences Between the Corporation Laws of California and Delaware,” for a description of the material differences between Yuma’s articles of incorporation and bylaws and Yuma Delaware’s amended and restated certificate of incorporation and amended and restated bylaws, and differences as between California and Delaware corporate law. Also, please read the section “Amended and Restated Certificate of Incorporation of Yuma Delaware Proposals” beginning on page [●], for a description of the material differences between Yuma’s articles of incorporation and Yuma Delaware’s amended and restated certificate of incorporation.

To effect the reincorporation, Yuma will merge into and its business will be continued by Yuma Delaware and its name will continue to be “Yuma Energy, Inc.”

If the merger, the reincorporation, the proposals related to the amended and restated certificate of incorporation of Yuma Delaware, and the amendments to the Yuma certificate of determination are approved by the Yuma shareholders, it is anticipated that the reincorporation will become effective as soon as practicable following the Yuma special meeting and immediately prior to the effectiveness of the merger.  However, under the merger agreement, the reincorporation may be abandoned or the merger agreement may be amended by the board of directors of Yuma (except that the principal terms may not be amended without shareholder approval), either before or after shareholder approvals have been obtained and prior to the effective date of the reincorporation if, in the opinion of the board of directors of Yuma, circumstances arise which make it inadvisable to proceed with the reincorporation or the merger. Shareholders of Yuma will have no appraisal rights with respect to the reincorporation.

Davis stockholders are not entitled or required to vote on the reincorporation.

Q:	How will holders of Yuma common stock be impacted by the reincorporation?

A:
Pursuant to the merger agreement, Yuma agreed to effect a 1-for-10 reverse stock split as part of the reincorporation. Therefore, each share of Yuma common stock will be converted into one-tenth of one share of Yuma Delaware common stock as part of the reincorporation.

Q:	How will holders of Yuma preferred stock be impacted by the reincorporation?

A:
Pursuant to the merger agreement, Yuma agreed to convert its preferred stock into shares of Yuma Delaware common stock as part of the reincorporation. In order to account for the 1-for-10 reverse stock split as part of the reincorporation, each share of Yuma preferred stock will be converted into 3.5 shares of Yuma Delaware common stock, which includes accrued and unpaid dividends on the shares of Yuma preferred stock. Also, please read the section “Amendment to the Yuma Certificate of Determination Proposal” beginning on page [●].

Q:	What is the proposed merger transaction?

A:
Yuma and Davis have entered into a merger agreement pursuant to which Yuma Merger Subsidiary, Inc., a wholly owned subsidiary of Yuma Delaware, which we refer to as “Merger Subsidiary,” will merge with and into Davis with Davis surviving the merger as a wholly owned subsidiary of Yuma Delaware, which is Yuma as redomesticated in Delaware, which we refer to this as the “merger.” As part of the merger, Yuma Delaware’s name will be changed to “Yuma Energy, Inc.” At the effective time of the merger, each issued and outstanding share of Davis’ common stock (other than dissenting shares) will be converted automatically into the right to receive approximately 0.0956 shares of Yuma Delaware common stock and each outstanding share of Davis’ preferred stock (other than dissenting shares) will be converted automatically into the right to receive approximately 0.0956 shares of Yuma Delaware preferred stock, subject to adjustment pursuant to the terms of the merger agreement and as described under “The Merger Agreement—The Merger” beginning on page [●].  After the merger, it is expected that former holders of Davis common stock will own approximately 61.1% of Yuma Delaware’s common stock then outstanding and former holders of Yuma’s common stock and preferred stock will own approximately 38.9% of Yuma Delaware’s common stock then outstanding.

Current holders of Davis’ preferred stock will be issued and will own approximately 3.3 million shares of Yuma Delaware preferred stock after the merger.

Q:	Why are Yuma and Davis proposing the merger?

A:	The boards of directors of Yuma and Davis have each concluded that the merger is in the best interests of their stockholders.

As set forth in greater detail elsewhere in this proxy statement/prospectus, Yuma’s board of directors considered many factors in making its recommendations to Yuma’s shareholders.  Among the factors considered by Yuma’s board of directors were:

●	the combination will greatly improve production and cash flows, and reduce general and administrative expenses on a per barrel basis;

●	the combination will greatly diversify and increase estimated proved reserves;

●	the combination will significantly improve Yuma’s liquidity and financial strength and is anticipated to put Yuma in compliance with the covenants under its credit facility;

●
the combined entity’s market capitalization and its expected enhanced access to debt and equity capital markets, which the Yuma board of directors believes will enhance the ability to finance development and production of the combined entity’s increased scale of operations;

●	the combination will provide Yuma with a larger portfolio of exploitation and exploration opportunities in resource plays within areas already targeted by Yuma; and

●
the presentation and opinion of ROTH Capital Partners, LLC, referred to herein as “ROTH,” Yuma’s financial advisor, to the effect that, as of the date of the opinion and based upon the assumptions, limitations, qualifications and conditions stated in the opinion letter, the exchange ratio of the merger as between Yuma and Davis stockholders is fair to Yuma and its shareholders, from a financial point of view, as more fully described below under the caption “The Merger – Opinions of ROTH Capital Partners, LLC to the Yuma Board of Directors.”

For more detailed information regarding the factors considered by Yuma’s board of directors, see “The Merger—Recommendation of Yuma’s Board of Directors and Reasons for the Merger” beginning on page [●].

As set forth in greater detail elsewhere in this proxy statement/prospectus, Davis’ board of directors considered many factors in making its recommendations to Davis’ stockholders.  Among the factors considered by Davis’ board of directors were:

●	the combination will provide a long-term strategic benefit to Davis stockholders by creating an oil and natural gas company with more diversified reserves and increased scope and scale;

●
given Yuma’s current significantly constrained liquidity and the fact that liquidity will be essential to the combined company’s business, the requirement as a condition to closing the merger that Yuma or Yuma Delaware enter into a reserve-based revolving credit facility effective immediately following the merger which provides an initial borrowing base and minimum aggregate loan commitments of not less than $44.0 million and other terms acceptable to each of Davis and Yuma in their reasonable discretion;

●
the potential synergies resulting from elimination of duplicative general and administrative costs, operational synergies resulting from combining operations in the same geographical area and other potential benefits to the cash flow of the combined company;

●
the fact that there is no public trading market for Davis common stock or preferred stock and that shares of the combined company’s common stock will be registered with the SEC and listed for trading on the NYSE MKT;

●	the public nature of the combined company’s common stock may facilitate future capital raising, and acquisitions of assets or companies for shares of common stock;

●
the combined entity’s market capitalization should enhance access to debt and equity capital markets and enhance the ability to finance development and production of the combined company’s properties and increased scale of operations;

●
current industry, economic and market conditions, and the present and anticipated environment in the independent exploration and production sector of the energy industry suggest that potential acquisition and development opportunities will develop within the sector for companies that achieve superior operating efficiencies and are sufficiently capitalized to survive the current commodity price environment;

●
through their receipt of Yuma Delaware common stock or Yuma Delaware preferred stock as part of the merger consideration, Davis stockholders have the opportunity to participate in the combined company’s growth and share appreciation in the future (including share appreciation resulting from further exploitation and development of Davis’ and Yuma’s assets) should they determine to retain their Yuma Delaware common stock or Yuma Delaware preferred stock after the merger; and

●
the form of the merger consideration would be desirable to Davis stockholders in that the Yuma Delaware common stock or preferred stock issuable in the merger (other than the shares issued with respect to accrued and unpaid dividends) would not result in a taxable transaction for Davis stockholders.

For more detailed information regarding the factors considered by Davis’ board of directors, see “The Merger—Recommendation of Davis’ Board of Directors and Reasons for the Merger” beginning on page [●].

Q:	Why am I receiving this proxy statement/prospectus?

A:
Yuma’s and Davis’ boards of directors are using this proxy statement/prospectus to solicit proxies of Yuma and Davis stockholders in connection with the merger agreement and the merger.  In addition, Yuma Delaware is using this proxy statement/prospectus as a prospectus for Yuma shareholders because Yuma Delaware is offering shares of its common stock to be issued in exchange for shares of Yuma common stock and Yuma preferred stock in the reincorporation and for Davis stockholders because Yuma Delaware is offering shares of its common stock to be issued upon conversion of shares of Davis common stock in the merger. Also, Yuma Delaware is using this proxy statement/prospectus as a prospectus for holders of Yuma Delaware preferred stock upon conversion to Yuma Delaware common stock.

In order to complete the merger, Yuma shareholders must vote to (i) approve and adopt the merger agreement; (ii) approve the reincorporation; (iii) approve the amendments to the Yuma certificate of determination; and (iv) approve all of the proposals related to the amended and restated certificate of incorporation of Yuma Delaware; and Davis stockholders must vote to approve and adopt the merger agreement.

Yuma and Davis will hold separate special meetings of their respective stockholders to obtain these approvals.  This proxy statement/prospectus contains important information about the reincorporation, the merger, the proposals related to the amended and restated certificate of incorporation of Yuma Delaware, the amendments to the Yuma certificate of determination and the special meetings of the stockholders of Yuma and Davis, and you should read it carefully.  The enclosed voting materials allow you to vote your shares of Yuma common stock preferred stock and/or Davis common stock and preferred stock without attending the applicable special meetings.

We encourage you to submit your proxy as promptly as possible.

Q:	Why is Yuma seeking shareholder approval for the amendment to the Yuma certificate of determination?

A:
Because Yuma’s common stock is listed on the NYSE MKT, it is subject to NYSE MKT rules and regulations. Section 713 of the NYSE MKT Company Guide requires common shareholder approval prior to the issuance of common stock, or securities convertible into or exercisable for common stock, equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book value or market value of the stock. The proposed amendment to the Yuma certificate of determination providing for the conversion of Yuma preferred stock into Yuma common stock falls under this rule because the Yuma common stock issuable upon conversion of the Yuma preferred stock will exceed 20% of both the voting power and number of shares of Yuma common stock outstanding before the issuance.

In addition, because Yuma is incorporated in California, it is subject to the corporate laws of California. Under the California Corporation Code, when a series of preferred stock provides for conversion into common stock, unless other steps are taken not applicable to the amendment to the Yuma certificate of determination, the conversion of the preferred stock must be approved by the affirmative vote of at least a majority of the outstanding shares of the class or series of preferred stock affected, unless when the certificate of determination requires a greater vote, as is required in Yuma’s present certificate of determination which requires the affirmative vote of 66⅔% of the outstanding shares of Yuma preferred stock. The proposed conversion of the involved Yuma preferred stock into shares of Yuma common stock falls under these requirements.

Q:           When and where is the special meeting of Yuma shareholders?

A:           Yuma’s special meeting will be held at [●] on [●], 2016 at [●] a.m., local time.

Q:           When and where is the special meeting of Davis stockholders?

A:           Davis’ special meeting will be held at [●] on [●], 2016 at [●] a.m., local time.

Q:	Who can vote at the special meeting?

A:
All Yuma shareholders of record as of the close of business on [●], 2016, the record date for determining shareholders entitled to notice of and to vote at Yuma’s special meeting, are entitled to receive notice of and to vote at Yuma’s special meeting. As of the record date, there were [●] shares of Yuma common stock outstanding and entitled to vote at the Yuma special meeting, held by approximately [●] holders of record, and there were [●] shares of Yuma preferred stock outstanding and entitled to vote at the Yuma special meeting, held by approximately [●] holders of record.  Each share of Yuma common stock is entitled to one vote on each proposal presented at Yuma’s special meeting.  Each share of Yuma preferred stock is entitled to one vote on each proposal presented at Yuma’s special meeting (except for the proposal related to the amendment to the 2014 Plan which is only voted on by holders of Yuma common stock), voting as a separate class.

All Davis stockholders of record as of the close of business on [●], 2016, the record date for determining stockholders entitled to notice of and to vote at Davis’ special meeting, are entitled to receive notice of and to vote at Davis’ special meeting.  As of the record date, there were [●] shares of Davis’ common stock outstanding and [●] shares of its preferred stock outstanding and entitled to vote at the Davis special meeting, held by approximately [●] holders of record.  Each share of Davis common stock is entitled to one vote on each proposal presented at Davis’ special meeting. When voted with the Davis common stock, the Davis preferred stock will vote on an as-converted basis. The Davis common stock and Davis preferred stock, voting on an as-converted basis with the Davis common stock will vote on the proposals (including the proposed merger), and the Davis preferred stock will also vote as a separate class on the proposals (including the proposed merger).

Q:	What constitutes a quorum?

A:
The Yuma bylaws provide that a majority of the outstanding shares of Yuma common stock and preferred stock entitled to vote at the meeting, represented in person or by proxy, constitutes a quorum at a meeting of its shareholders.

The Davis bylaws provide that a majority of the outstanding shares of Davis common stock and preferred stock entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of its stockholders.

Shares that are voted and shares abstaining from voting are treated as being present at each of the Yuma special meeting and the Davis special meeting, as applicable, for purposes of determining whether a quorum is present.

Q:	What vote is required to approve the proposals at Yuma’s special meeting and Davis’ special meeting?

A:
Approval of the proposal to approve and adopt the merger agreement, the proposal to approve the reincorporation, the proposals related to the Yuma Delaware amended and restated certificate of incorporation, and the proposal to approve and adopt the amendments to the Yuma certificate of determination each requires the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Yuma common stock and the holders of at least 66⅔% of the issued and outstanding shares of Yuma preferred stock. Approval of the proposal to approve and adopt the amendment to the 2014 Plan requires the affirmative vote of the holders of at least a majority of the shares of Yuma common stock represented in person or by proxy at the special meeting and voting on such proposal, provided that such shares voting affirmatively must also constitute a majority of the required quorum for the meeting. Approval of the proposal to authorize Yuma’s board of directors, in its discretion, to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposals listed above requires the affirmative vote of the holders of at least a majority of the shares of Yuma common stock and preferred stock represented in person or by proxy at the special meeting and voting on such proposal, provided that such shares voting affirmatively must also constitute a majority of the required quorum for the meeting.

Approval of the proposal by Davis to approve and adopt the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of Davis common stock and Davis preferred stock voting on an as-converted basis with the Davis common stock, and a majority of the Davis preferred stock voting as a separate class. The proposal to authorize Davis’ board of directors, in its discretion, to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve and adopt the merger agreement at the time of the special meeting each requires the affirmative vote of at least a majority of the votes cast by the holders of the shares of Davis common stock and preferred stock voting on an as-converted basis with the Davis common stock represented in person or by proxy at the special meeting and entitled to vote on such proposal.

Your vote is important.  We encourage you to submit your proxy as promptly as possible.

Q.           How will Yuma’s significant shareholder vote the shares owned by him?

A.
Davis has entered into a voting agreement with Sam L. Banks, Chairman, President and Chief Executive Officer of Yuma, who currently owns 41,722,667 shares of Yuma common stock or approximately 57.0% of the outstanding Yuma common stock. The voting agreement provides that Mr. Banks will vote his shares of Yuma common stock in favor of the proposal to approve and adopt the merger agreement, the proposal to approve the reincorporation, the proposals related to the Yuma Delaware amended and restated certificate of incorporation, and the proposal to approve and adopt the amendments to the Yuma certificate of determination.

Q.	How will Davis’ current and former officers and directors and certain significant stockholders vote their shares owned by them?

A.
Yuma has entered into a voting agreement with certain current and former directors and officers and certain significant stockholders of Davis who currently own an aggregate of 144,670,488 shares of Davis common stock, or approximately 96.3% of the outstanding Davis common stock, and an aggregate of 34,328,023 shares of Davis preferred stock, or approximately 99.4% of the outstanding Davis preferred stock. The voting agreement provides that these current and former directors and officers and certain significant stockholders of Davis will vote their shares of Davis preferred stock and common stock in favor of the proposal to approve and adopt the merger agreement.

Q:
If my shares of Yuma common stock and/or preferred stock are held in “street name” by my broker or other nominee, will my broker or other nominee vote my shares of Yuma common stock and/or preferred stock for me?  What happens if I do not vote for a proposal?

A:
Unless you instruct your broker or other nominee how to vote your shares of Yuma common stock and/or preferred stock held in street name, your shares will NOT be voted.  This is referred to as a “broker non-vote.”  If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), you must provide your broker or other nominee with instructions on how to vote your shares.  Please follow the voting instructions provided by your broker or other nominee on the enclosed voting instruction card.  You should also be aware that you may not vote shares of Yuma common stock and/or preferred stock held in street name by returning a proxy card directly to Yuma or Davis or by voting in person at the Yuma or Davis special meetings unless you provide a “legal proxy,” which you must obtain from your broker or other nominee.

If you are a Yuma shareholder, abstentions will be counted in determining the presence of a quorum and broker non-votes will be counted in determining the presence of a quorum.  Broker non-votes will not be counted as votes cast with regard to the proposal to approve and adopt the merger agreement, the proposal to approve the reincorporation, the proposals related to the Yuma Delaware amended and restated certificate of incorporation, and the proposal to approve and adopt the amendments to the Yuma certificate of determination, and as such, broker non-votes could result in there not being sufficient votes cast for such proposals. With respect to the proposal to approve and adopt the amendment to the 2014 Plan, broker non-votes could result in there not being sufficient votes cast for such proposal. With respect to the proposal to approve and adopt the proposal to authorize Yuma’s board of directors, in its discretion, to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposals listed above, broker non-votes and abstentions could prevent the proposals from receiving the required affirmative vote of (i) a majority of the shares represented in person or by proxy and voting on the proposals and (ii) a majority of the shares required to constitute the quorum.

If you are a Davis stockholder, abstentions will be counted in determining the presence of a quorum.  Abstentions will have the same effect as votes cast AGAINST (i) the proposal to approve and adopt the merger agreement, and (ii) the proposal to authorize Davis’ board of directors, in its discretion, to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve and adopt the merger agreement at the time of the special meeting.

Q:	If I am a Davis stockholder, should I send in my stock certificates with my proxy card?

A:	NO. Please DO NOT send your Davis stock certificates with your proxy card. If the merger is approved and adopted, you will be sent written instructions for exchanging your stock certificates.

Q:	If I am a Yuma shareholder, should I send in my stock certificates with my proxy card?

A:
NO.  Please DO NOT send your Yuma stock certificates with your proxy card. If the reincorporation is approved and adopted, holders of Yuma preferred stock will be sent written instructions for exchanging their stock certificates. Holders of Yuma common stock will not need to exchange their certificates if the reincorporation is approved and adopted.

Q:	What are the tax consequences of the reincorporation for holders of Yuma common stock and preferred stock?

A:
The reincorporation is intended to qualify as a reorganization pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code.” Subject to the discussion set forth in “Material U.S. Federal Income Tax Consequences” beginning on page [●], a U.S. holder of Yuma common stock or preferred stock will not recognize (i.e., take into account for tax purposes) gain or loss as a result of the reincorporation. Generally, the Yuma Delaware common stock received in exchange for the Yuma common stock or preferred stock pursuant to the reincorporation will have the same basis in and holding period as the U.S. holder has in the shares of Yuma common stock or preferred stock held by him or her immediately prior to the time the reincorporation is consummated. For a more complete discussion of the material U.S. federal income tax consequences of the reincorporation, see “Material U.S. Federal Income Tax Consequences” beginning on page [●].

Tax matters are very complicated, and the tax consequences of the reincorporation to a particular shareholder will depend on such shareholder’s circumstances.  Accordingly, Yuma and Davis urge you to consult your tax advisor for a full understanding of the tax consequences of the reincorporation to you, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.  For a more complete discussion of the material U.S. federal income tax consequences of the reincorporation, see “Material U.S. Federal Income Tax Consequences” beginning on page [●].

Q:	Are there special tax consequences of the reincorporation for holders of Yuma preferred stock?

A:
Any Yuma Delaware common stock received by a U.S. holder in exchange for accrued but unpaid dividends on the Yuma preferred stock could be treated as the receipt of a dividend distribution to such U.S. holder. This will be the case where the fair market value of the Yuma Delaware common stock received (determined immediately following the reincorporation) exceeds the issue price of the Yuma preferred stock surrendered.  The amount of the dividend distribution would be the lesser of (i) the amount by which the fair market value of the Yuma Delaware common stock exceeds the issue price of the Yuma preferred stock or (ii) the amount of the dividends in arrears. The portion of the Yuma Delaware common stock treated as a dividend distribution may be subject to U.S. federal income tax, and will have a tax basis equal to its fair market value with a holding period commencing upon its receipt.

Q:	What are the tax consequences of the merger?

A:
The merger is intended to qualify as a reorganization pursuant to Section 368(a) of the Code. Subject to the discussion set forth in “Material U.S. Federal Income Tax Consequences” beginning on page [●], a U.S. holder of Davis common stock and/or preferred stock will not recognize (i.e., take into account for tax purposes) gain or loss as a result of the merger. Generally, the Yuma Delaware common stock and/or preferred stock received in exchange for the Davis common stock or preferred stock pursuant to the merger will have the same basis in and holding period as the U.S. holder has in the shares of Davis common stock or preferred stock held by him or her immediately prior to the time the merger is consummated.

Tax matters are very complicated, and the tax consequences of the merger to a particular shareholder will depend on such shareholder’s circumstances.  Accordingly, Yuma and Davis urge you to consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.  For a more complete discussion of the material U.S. federal income tax consequences of the merger, see “Material U.S. Federal Income Tax Consequences” beginning on page [●].

It is a condition to Yuma’s and Davis’ obligations to complete the merger that the Yuma board of directors and the Davis board of directors receive a tax opinion from Jones & Keller, P.C. and Porter Hedges LLP, respectively, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither Yuma nor Davis currently intends to waive this opinion condition to its obligation to consummate the merger. If either Yuma or Davis waives this opinion condition after this registration statement is declared effective by the SEC, and if the tax consequences of the merger to Yuma shareholders would be material, Yuma and Davis will recirculate appropriate soliciting materials to resolicit the votes of Yuma shareholders.

Q:	Are there special tax consequences of the reincorporation and merger for non-U.S. holders of Yuma common stock or preferred stock and Davis common stock or preferred stock?

A:
If you are a non-U.S. holder of Yuma common stock or preferred stock or Davis common stock or preferred stock, your tax treatment under the Code and whether you are taxable as a result of the reincorporation and the merger may differ from what is described above. Please see “Material U.S. Federal Income Tax Consequences – Non-U.S. Holders” beginning on page [●].

Q:	Are Davis stockholders entitled to appraisal rights?

A:
Yes.  Common and preferred stockholders of Davis who do not vote in favor of the proposal of Davis to approve and adopt the merger agreement will be entitled to dissent to the merger pursuant to Section 262 of the Delaware General Corporation Law, which we refer to as the “DGCL,” and obtain the fair value of their shares if such rights are properly demanded and perfected and not withdrawn or lost and the merger is completed. Please see “Dissenters’ Rights of Appraisal” beginning on page [●]. See Annex G to this proxy statement/prospectus for a copy of Section 262 of the DGCL.

Q:	Are Yuma shareholders entitled to appraisal rights?

A:	No.

Q:	How does Yuma’s board of directors recommend that Yuma shareholders vote?

A:
Yuma’s board of directors has unanimously (i) determined that the reincorporation, the merger agreement, the merger, the other transactions contemplated thereby, the amended and restated certificate of incorporation of Yuma Delaware, and the amendments to the Yuma certificate of determination are advisable, fair to, and in the best interests of Yuma and its shareholders, (ii) approved the reincorporation, merger agreement, the merger, the other transactions contemplated thereby, the amended and restated certificate of incorporation of Yuma Delaware, and the amendments to the Yuma certificate of determination, (iii) approved the proposal to amend the 2014 Plan, and (iii) approved the proposal to authorize Yuma’s board of directors, in its discretion, to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

Yuma’s board of directors unanimously recommends that Yuma shareholders vote “FOR” the proposal to approve and adopt the merger agreement, “FOR” the proposal to approve the reincorporation, “FOR” all of the proposals related to the amended and restated certificate of incorporation of Yuma Delaware, “FOR” the proposal to approve and adopt the amendments to the Yuma certificate of determination, “FOR” the proposal to amend the 2014 Plan, and “FOR” any proposal to authorize Yuma’s board of directors to adjourn the special meeting. For a more complete description of the recommendation of Yuma’s board of directors, see “The Merger — Recommendation of Yuma’s Board of Directors and Reasons for the Merger” beginning on page [●].

Q:	How does Davis’ board of directors recommend that Davis’ stockholders vote?

A:
Davis’ board of directors has unanimously (i) determined that the merger agreement, the merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of Davis and its stockholders, (ii) approved the merger agreement, the merger and the other transactions contemplated by the merger agreement, and (iii) approved the proposal to authorize Davis’ board of directors, in its discretion, to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

Davis’ board of directors unanimously recommends that Davis stockholders vote “FOR” the proposal to approve and adopt the merger agreement, and “FOR” any proposal to authorize Davis’ board of directors, in its discretion, to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve and adopt the merger agreement at the time of the special meeting. For a more complete description of the recommendation of Davis’ board of directors, see “The Merger — Recommendation of Davis’ Board of Directors and Reasons for the Merger” beginning on page [●].

Q:           How will Yuma shareholders be affected by the reincorporation?

A:
After the reincorporation, each holder of Yuma common stock will own one-tenth of the number of shares of Yuma Delaware common stock that the holder of Yuma common stock held immediately prior to the reincorporation and each holder of Yuma preferred stock will own 3.5 shares of Yuma Delaware common stock for each share of Yuma preferred stock that such holder of Yuma preferred stock held immediately prior to the reincorporation.

Q:           How will Yuma shareholders be affected by the merger and share issuance?

A:
After the merger, each Yuma Delaware stockholder will continue to own the same number of shares of Yuma Delaware common stock that such stockholder held immediately after the reincorporation and prior to the merger.  However, because Yuma Delaware will be issuing new shares of common stock to Davis stockholders in the merger, each outstanding share of Yuma Delaware common stock immediately prior to the merger will represent a smaller percentage of the aggregate number of shares of Yuma Delaware common stock outstanding after the merger.  As a result of the merger, each Yuma shareholder will own a smaller percentage of shares in a larger company with more assets.

Q:           What do I need to do now?

A:
After you have carefully read this proxy statement/prospectus, please respond by completing, signing and dating your proxy card or voting instruction card and returning it in the enclosed preaddressed postage-paid envelope or, if available, by submitting your proxy by one of the other methods specified in your proxy card or voting instruction card as promptly as possible so that your shares of Yuma common stock and/or preferred stock or Davis common stock and/or preferred stock will be represented and voted at Yuma’s special meeting or Davis’ special meeting, as applicable.

Please refer to your proxy card or voting instruction card forwarded by your broker or other nominee to see which voting options are available to you.

The method by which you submit a proxy will in no way limit your right to vote at Yuma’s special meeting or Davis’ special meeting if you later decide to attend the meeting in person.  However, if your shares of Yuma common stock and/or preferred stock are held in the name of a broker or other nominee, you must obtain a legal proxy, executed in your favor, from your broker or other nominee, to be able to vote in person at Yuma’s special meeting.

Q:           How will my proxy be voted?

A:
All shares of Yuma common stock and preferred stock entitled to vote and represented by properly completed proxies received prior to Yuma’s special meeting, and not revoked, will be voted at Yuma’s special meeting as instructed on the proxies.  If you properly sign, date and return a proxy card, but do not indicate how your shares of Yuma common stock and preferred stock should be voted on a matter, the shares of Yuma common stock and preferred stock represented by your proxy will be voted as Yuma’s board of directors recommends and therefore “FOR” the proposal to approve and adopt the merger agreement, “FOR” the proposal to approve the reincorporation, “FOR” all of the proposals related to the amended and restated certificate of incorporation of Yuma Delaware, “FOR” the proposal to approve and adopt the amendments to the certificate of determination of Yuma, “FOR” the proposal to amend the 2014 Plan, and “FOR” any proposal to authorize Yuma’s board of directors to adjourn the special meeting. If you do not provide voting instructions to your broker or other nominee, your shares of Yuma common stock will NOT be voted at the meeting and will be considered broker non-votes.

All shares of Davis common stock and preferred stock entitled to vote and represented by properly completed proxies received prior to Davis’ special meeting, and not revoked, will be voted at Davis’ special meeting as instructed on the proxies.  If you properly sign, date and return a proxy card to Davis, but do not indicate how your shares of Davis common stock and/or preferred stock should be voted on a matter, the shares of Davis common stock and/or preferred stock represented by your proxy will be voted as Davis’ board of directors recommends and therefore “FOR” the proposal to approve and adopt the merger agreement and “FOR” any proposal to authorize Davis’ board of directors to adjourn the special meeting. If you do not provide voting instructions to Davis, your shares of Davis common stock and preferred stock will be voted “FOR” both proposals described above.

Q:           Can I revoke my proxy or change my vote after I have delivered my proxy?

A:
Yes.  You may revoke your proxy or change your vote at any time before your proxy is voted at Yuma’s special meeting or Davis’ special meeting, as applicable.  If you are a holder of record, you can do this in any of the three following ways:

●
by sending a written notice to the Corporate Secretary of Yuma or the Corporate Secretary of Davis, as applicable, at the address set forth below, in time to be received before Yuma’s special meeting or Davis’ special meeting, as applicable, stating that you would like to revoke your proxy;

●
by completing, signing and dating another proxy card and returning it by mail in time to be received before Yuma’s special meeting or Davis’ special meeting, as applicable, or by submitting a later dated proxy by the Internet or telephone (in the case of Yuma shareholders) in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

●
by attending the Yuma special meeting or the Davis special meeting, as applicable, and voting in person.  However, simply attending Yuma’s special meeting or Davis’ special meeting without voting will not revoke your proxy or change your vote.

If your shares of Yuma common stock and/or preferred stock are held in an account at a broker or other nominee and you desire to change your vote or vote in person, you should contact your broker or other nominee for instructions on how to do so.

Q:	What should I do if I receive more than one set of voting materials for Yuma’s special meeting?

A:
You may receive more than one set of voting materials for Yuma’s special meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards.  For example, if you hold your shares of Yuma common stock and/or preferred stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares of Yuma common stock and/or preferred stock.  If you are a holder of record and your shares of Yuma common stock and/or preferred stock are registered in more than one name, you may receive more than one proxy card.  Please complete, sign, date and return each proxy card and voting instruction card that you receive or if available, please submit your proxy by telephone or over the Internet.

Q:	What happens if I am a stockholder of both Yuma and Davis?

A:
You will receive separate proxy cards for each company and must complete, sign and date each proxy card and return each proxy card in the appropriate preaddressed postage-paid envelope or, if available, by submitting a proxy by one of the other methods specified in your proxy card or voting instruction card for each company.

Q:	Who can I call with questions about the Yuma special meeting, the Davis special meeting, the reincorporation, the merger and the other matters to be voted upon?

A:
If you have any questions about these matters or how to submit your proxy or voting instruction card, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card or voting instruction card, you should contact:

If you are a Yuma shareholder:

Yuma Energy, Inc.
1177 West Loop South, Suite 1825
Houston, Texas  77027
(713) 968-7000
Attention:  Corporate Secretary

or

Advantage Proxy, Inc.
P.O. Box 13581
Des Moines, WA 98198
Toll Free:  (877) 870-8565
Collect:  (206) 870-8565

If you are a Davis stockholder:

Davis Petroleum Acquisition Corp.
1330 Post Oak Blvd., Suite 600
Houston, Texas  77056
(713) 439-6757
Attention:  Corporate Secretary

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, intentions, future performance and business of each of Yuma and Davis that are not historical facts and are subject to risks and uncertainties.  These statements are based on the beliefs and assumptions of the management of the companies and on the information currently available to such management. Forward-looking statements include information concerning possible or assumed future results of Yuma, Davis and the combined company and may be preceded by, followed by, or otherwise include the words “probable,” “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “should,” “could” or similar expressions. These statements occur in, among other places:

●	“Questions and Answers About the Reincorporation and the Merger;”

●
“Summary—Selected Historical Financial Data of Yuma;” “—Selected Historical Financial Data of Davis;” “—Selected Unaudited Pro Forma Condensed Consolidated Combined Financial Information;” “—Summary Pro Forma Combined Oil, Natural Gas and Natural Gas Liquids Reserve and Production Data;” “—Pro Forma Adjusted EBITDA of the Combined Company;” “—Comparative Per Share Information;” and “—Comparative Per Share Market Price and Dividend Information;”

●	“Risk Factors;”

●	“The Merger—Background of the Merger;” “—Recommendation of Yuma’s Board of Directors and Reasons for the Merger;” and “—Recommendation of Davis’ Board of Directors and Reasons for the Merger;”

●	“The Merger—Opinions of ROTH Capital Partners, LLC to the Yuma Board of Directors;”

●	“Unaudited Pro Forma Condensed Consolidated Combined Financial Information;” and

●	Statements contained elsewhere in this proxy statement/prospectus concerning Yuma’s and Davis’ plans for the combined company’s growth and future operations or financial position.

These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated in the forward-looking statements due to, among others, the factors discussed under “Risk Factors” beginning on page [●] of this proxy statement/prospectus, as well as the following factors:

●	the possibility that the companies may be unable to obtain stockholder approvals required for the merger;

●	the possibility that problems may arise in successfully integrating the businesses of the two companies;

●	the possibility that the merger may involve unexpected costs;

●	the possibility that the businesses may suffer as a result of uncertainty surrounding the merger;

●	the possibility that the industry may be subject to future regulatory or legislative actions (including any additional taxes);

●	the volatility in commodity prices for oil, natural gas and natural gas liquids, and in the supply of and demand for oil and natural gas;

●	the presence or recoverability of estimated oil, natural gas and natural gas liquids reserves and the actual future production rates and associated costs;

●	the ability of the combined company to replace oil, natural gas and natural gas liquids reserves;

●	environmental risks;

●	drilling and operating risks;

●	exploration and development risks;

●	competition;

●	the ability of the combined company’s management to execute its plans to meet its goals;

●	the ability of the combined company to retain key members of its senior management and key employees;

●	the combined company’s ability to generate sufficient cash flow from operations, borrowings or other sources to fully execute its business plan;

●
general economic conditions, whether internationally, nationally or in the regional and local market areas in which Yuma and Davis conduct their businesses, may be less favorable than expected, including the possibility that economic conditions in the United States will worsen and that capital markets are disrupted, which could adversely affect demand for oil and natural gas and make it difficult to access financial markets;

●	social unrest, political instability, armed conflict, or acts of terrorism or sabotage in oil and natural gas producing regions, such as northern Africa, the Middle East or our markets; and

●	other economic, competitive, governmental, legislative, regulatory, geopolitical and technological factors that may negatively impact our business, operations or pricing.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Yuma. See “Where You Can Find More Information” beginning on page [●] of this proxy statement/prospectus.

Forward-looking statements speak only as of the date of this proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Yuma or Davis or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither Yuma nor Davis undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

SUMMARY

The following summary highlights some of the information contained in this proxy statement/prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the merger agreement, the merger and the other transactions contemplated thereby, Yuma and Davis encourage you to read carefully this entire proxy statement/prospectus, including the attached Annexes. We have defined certain oil and gas industry terms used in this proxy statement/prospectus in the “Glossary of Certain Oil and Natural Gas Terms” beginning on page [●].

The Companies
 (Pages [●] and [●])

Yuma Energy, Inc.
1177 West Loop South, Suite 1825
Houston, Texas  77027
(713) 968-7000

Yuma Energy, Inc. is an independent Houston-based exploration and production company.  It is focused on the acquisition, development, and exploration for conventional and unconventional oil and natural gas resources, primarily in the U.S. Gulf Coast and California. Yuma has employed a 3-D seismic-based strategy to build a multi-year inventory of development and exploration prospects. Its current operations are focused on onshore assets located in central and southern Louisiana, where it is targeting the Austin Chalk, Tuscaloosa, Wilcox, Frio, Marg Tex and Hackberry formations. In addition, Yuma has a non-operated position in the Bakken Shale in North Dakota and operated positions in Kern and Santa Barbara Counties in California.

Yuma Delaware Merger Subsidiary, Inc.
Yuma Merger Subsidiary, Inc.
1177 West Loop South, Suite 1825
Houston, Texas  77027
(713) 968-7000

Yuma Delaware Merger Subsidiary, Inc., which we refer to as Delaware Merger Subsidiary, is a Delaware corporation and a direct wholly owned subsidiary of Yuma and was formed solely for the purpose of consummating the reincorporation. Yuma Merger Subsidiary, Inc., which we refer to as Merger Subsidiary, is a Delaware corporation and a direct wholly owned subsidiary of Delaware Merger Subsidiary and was formed solely for the purpose of consummating the merger. Neither Yuma Delaware Merger Subsidiary, Inc., nor Yuma Merger Subsidiary, Inc. has carried on any activities to date, except for activities incidental to formation and activities undertaken in connection with the reincorporation and the merger.

Davis Petroleum Acquisition Corp.
1330 Post Oak Blvd., Suite 600
Houston, Texas  77056
(713) 439-6757

Davis Petroleum Acquisition Corp. is an independent Houston-based oil and gas company focused on acquisition, exploration and development of domestic oil and gas properties with approximately 4.7 million Boe of proved reserves as of December 31, 2015.   Davis’ company-operated properties are conventional fields located onshore in south Louisiana and the upper Texas Gulf Coast, and its non-operated properties include Eagle Ford and Eaglebine properties in east Texas.  Over 90% of the common stock of Davis is owned by entities controlled by or co-investing with Evercore Capital Partners, Red Mountain Capital Partners and Sankaty Advisors.

The Reincorporation
(Pages [●])

For the reasons set forth below under “The Reincorporation—Principal Reasons for the Reincorporation,” Yuma will be merged with and into a newly formed corporation called Delaware Merger Subsidiary, the separate existence of Yuma shall cease, and Delaware Merger Subsidiary will continue and be referred to herein as “Yuma Delaware,” the surviving corporation in the reincorporation. Following the reincorporation, Yuma Delaware (i) shall possess all of Yuma’s and Delaware Merger Subsidiary’s assets, rights, powers and property as constituted immediately prior to the reincorporation and the merger; (ii) shall continue to be subject to all of Yuma’s and Yuma Delaware’s debts, liabilities and obligations as constituted immediately prior to the reincorporation; (iii) shall be subject to all actions previously taken by the board of directors of Yuma and Yuma Delaware prior to the reincorporation; (iv) each issued and outstanding share of Yuma common stock shall be deemed converted into one-tenth of one fully paid and nonassessable share of common stock, $0.001 par value per share, of Yuma Delaware; (v) each issued and outstanding share of Yuma preferred stock shall be deemed converted into 3.5 shares of fully paid and nonassessable shares of common stock, $0.001 par value per share, of Yuma Delaware; (vi) the certificate of incorporation of Yuma Delaware, as may be amended and restated, prior to the reincorporation, shall continue to be the certificate of incorporation of Yuma Delaware, unless and until amended in accordance with applicable law and the terms of the merger agreement; (vii) the bylaws of Yuma Delaware, as may be amended and restated, prior to the reincorporation, shall continue to be the bylaws of Yuma Delaware, unless and until amended in accordance with applicable law; (viii) the current directors of Yuma Delaware immediately prior to the reincorporation shall be the directors of Yuma Delaware, and shall hold office in accordance with the DGCL, and the amended and restated certificate of incorporation and the amended and restated bylaws of Yuma Delaware; and (ix) the persons who are officers of Yuma Delaware immediately prior to the reincorporation shall be the officers of Yuma Delaware in their same positions, and shall hold office in accordance with the DGCL, and the amended and restated certificate of incorporation and the amended and restated bylaws of Yuma Delaware.

The Merger
(Pages [●])

The Structure of the Merger

Yuma has agreed that its subsidiary will merge with Davis under the terms and conditions set forth in the merger agreement, which we describe in this proxy statement/prospectus. Pursuant to the merger agreement, a newly formed subsidiary of Yuma Delaware, which we refer to as “Merger Subsidiary,” will merge with and into Davis, with Davis continuing as the surviving corporation and a wholly owned subsidiary of Yuma Delaware. We refer to this as the “merger.” We have attached the merger agreement as Annex A to this proxy statement/prospectus. We encourage you to carefully read the merger agreement in its entirety. We currently expect that the reincorporation and the merger will be completed in the third quarter of 2016. However, we cannot predict the actual timing of the completion of these transactions or if they will ultimately occur.

Merger Consideration and Exchange Ratio

The merger agreement provides that at the effective time of the merger each share of Davis common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive shares of Yuma Delaware common stock and each share of Davis preferred stock issued and outstanding immediately prior to the effective time will be converted into the right to receive shares of Yuma Delaware preferred stock. In the merger, Yuma Delaware agreed to issue and Davis common stockholders will receive approximately 0.0956 shares of Yuma Delaware common stock for each share of Davis common stock held immediately prior to the effective time of the merger (or an aggregate of approximately 14.5 million shares of Yuma Delaware common stock which may change based upon the number of outstanding shares of Yuma Delaware common stock on the date of the merger), and Davis preferred stockholders will receive approximately 0.0956 shares of Series D Convertible Preferred Stock, $0.001 par value per share, of Yuma Delaware (the “Yuma Delaware preferred stock”) for each share of Davis preferred stock held immediately prior to the effective time of the merger (or an aggregate of approximately 3.3 million shares of Yuma Delaware preferred stock which may change based upon the number of outstanding shares of Yuma Delaware common stock on the date of the merger). The merger consideration and exchange ratio will be adjusted based on the number of outstanding shares of Yuma Delaware common stock on the date of the merger; however, the merger consideration and exchange ratio will not be adjusted to reflect changes in the market price of Yuma Delaware common stock. After the merger, it is expected that former holders of Davis common stock will own approximately 61.1% of Yuma Delaware’s common stock then outstanding and former holders of Yuma common stock and preferred stock will own approximately 38.9% of Yuma Delaware common stock then outstanding. No assurance can be given that the current fair market value of Yuma Delaware common stock to be received as the merger consideration will be equivalent to the fair market value of Yuma Delaware common stock on the date that the merger consideration is received by a Davis common stockholder or at any other time. The actual fair market value of the Yuma Delaware common stock received by Davis common stockholders depends upon the fair market value of Yuma Delaware common stock upon receipt by the Davis stockholders, which may be higher or lower than the market price of Yuma Delaware common stock on the date the merger was announced, on the date that this proxy statement/prospectus is mailed to Davis’ stockholders, or on the date of the special meeting of Davis stockholders.

Treatment of Yuma Equity Awards

Each option to acquire Yuma common stock granted pursuant to Yuma’s stock plans and outstanding immediately prior to the consummation of the reincorporation, whether vested or unvested, exercisable or unexercisable, will be automatically converted into the right to receive one-tenth of one share of Yuma Delaware common stock for each share of Yuma common stock subject to such option, on the same terms and conditions applicable to the option to purchase Yuma common stock, except that the exercise price of such option shall be multiplied by ten; provided that any such conversion will be in accordance with Section 409A of the Code.

Each outstanding share of restricted stock of Yuma granted pursuant to Yuma’s stock plans and outstanding immediately prior to the consummation of the reincorporation, whether vested or unvested, will be automatically converted into the right to receive one-tenth of one share of Yuma Delaware restricted common stock, on the same terms applicable to such Yuma restricted stock award.

Each stock appreciation right granted pursuant to Yuma’s stock plans and outstanding immediately prior to the consummation of the reincorporation, whether vested or unvested, exercisable or unexercisable, will be automatically converted into the right to receive one-tenth of one share of Yuma Delaware common stock for each share of Yuma common stock subject to such stock appreciation right, on the same terms and conditions applicable to the Yuma stock appreciation right, except that the exercise price shall be multiplied by ten; provided that any such conversion will be in accordance with Section 409A of the Code.

See “The Merger—Treatment of Yuma Equity Awards” beginning on page [●].

Treatment of Davis Equity Awards

All stock option awards granted by Davis will be exercised prior to the effective time of the merger or cancelled as of the effective time of the merger.  All restricted stock awards not already vested will be 100% vested as of the effective time of the merger and converted into Yuma Delaware common stock as a result of the merger.

Ownership of Yuma Delaware After the Merger

Under the terms of the merger agreement, Davis’ stockholders are entitled to receive, in the aggregate, approximately 61.1% of the common stock of Yuma Delaware and 100% of the preferred stock of Yuma Delaware as a result of the merger.  Yuma Delaware anticipates that it will issue approximately 14.5 million shares of Yuma Delaware common stock to former holders of Davis common stock pursuant to the merger and approximately 3.3 million shares of Yuma Delaware preferred stock to former holders of Davis preferred stock. The Yuma Delaware preferred stock will initially have the same voting rights as an equal number of shares of Yuma Delaware common stock on most matters voted on by stockholders. Immediately following the completion of the merger, Yuma Delaware expects to have approximately 23 .8 million shares of its common stock outstanding and 3.3 million shares of its preferred stock outstanding.  Davis stockholders are therefore expected to hold approximately 61.1% of the combined company’s common stock outstanding, and approximately 65.8% of the voting power, immediately after the merger. Consequently, Yuma shareholders, as a general matter, will have less influence over the management and policies of Yuma Delaware than they currently exercise over the management and policies of Yuma.

Directors and Executive Officers of Yuma Delaware After the Merger

Upon closing of the merger, the Yuma Delaware board of directors will consist of seven directors, three of which will be nominated by Yuma and four of which will be nominated by Davis. Four of the five directors of Yuma Delaware prior to the merger, including one such director nominated by Davis, will continue to serve as directors, and three additional directors will be appointed by Davis as part of the closing of the merger. All of the executive officers of Yuma Delaware prior to the merger will continue to serve as executive officers in the same capacity following the merger. Information concerning the three director nominees expected to be appointed to serve on the Yuma Delaware board of directors upon closing of the merger is set forth in detail under “Management of the Combined Company Following the Merger” beginning on page [●].

Effective Time and Completion of the Merger

Yuma and Davis hope to complete the merger as soon as reasonably practicable and expect the closing of the reincorporation and the merger to occur in mid-2016. However, the merger is subject to the satisfaction or waiver of other conditions, and it is possible that factors outside the control of Yuma and Davis could result in the merger being completed at an earlier time, a later time or not at all. If the merger has not been completed on or before September 30, 2016, either Yuma or Davis may terminate the merger agreement unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to fulfill any material obligations under the merger agreement or a material breach of the merger agreement by such party.

Completion of the Merger is Subject to Certain Conditions

A number of conditions must be satisfied or waived in the discretion of one or both parties, as required by the merger agreement and where legally permissible, before the merger can be consummated. These include, among others:

●	the reincorporation shall have occurred;

●	the approval by the Yuma shareholders of the amended and restated certificate of incorporation of Yuma Delaware proposals;

●	the approval and adoption by Yuma Delaware of the Certificate of Designation of the Series D Preferred Stock;

●	the approval and adoption by Yuma shareholders of the merger agreement;

●	the approval and adoption by the Yuma shareholders of the amendments to the Yuma certificate of determination;

●
the approval and adoption of the merger agreement by Davis stockholders holding at least a majority of all votes entitled to be cast, with the holders of Davis common stock and Davis preferred stock voting together as a single class, and holding at least a majority of all outstanding Davis preferred stock, voting as a separate class;

●
the effectiveness of the Form S-4 registration statement, of which this proxy statement/prospectus is a part, and the absence of a stop order suspending the effectiveness of the Form S-4 registration statement or proceedings for such purpose pending before or threatened by the SEC;

●	the issuance of shares of Yuma Delaware common stock and preferred stock shall be exempt from registration, or shall have been registered or qualified, under state securities laws;

●
the approval for listing on the NYSE MKT of the shares of Yuma Delaware common stock  (including the Yuma Delaware common stock to be issued upon conversion of the Yuma Delaware preferred stock) to be issued pursuant to the merger agreement, subject to official notice of issuance;

●
Yuma or Yuma Delaware must enter into a reserve based revolving credit facility to be effective immediately upon the merger that provides for an initial borrowing base and minimum aggregate loan commitments of not less than $44.0 million and that is on terms and conditions acceptable to each of Yuma and Davis in their reasonable discretion;

●
the boards of directors of Yuma and Davis shall have received an opinion from Jones & Keller, P.C. and Porter Hedges LLP, respectively, dated as of the effective date of the merger, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code;

●
no governmental entity having jurisdiction over any party shall have enacted, issued, promulgated, enforced or entered any order, whether temporary, preliminary or permanent, that makes illegal, enjoins or otherwise prohibits consummation of the merger or the other transactions contemplated by the merger agreement;

●
the board of directors of Yuma shall have received an opinion from ROTH to the effect that, as of the date of the merger agreement and based upon and subject to the qualifications and assumptions set forth therein, the exchange ratio of the merger is fair, from a financial point of view, to Yuma and its shareholders;

●	the accuracy of the representations and warranties of Yuma and Davis in the merger agreement, subject to certain materiality thresholds;

●	the performance in all material respects by each of Yuma and Davis of its respective covenants required to be performed by it under the merger agreement at or prior to the closing date;

●	receipt of certificates by executive officers of each of Yuma and Davis to the effect that the conditions described in the preceding two bullet points have been satisfied;

●	Yuma and Davis shall each have obtained any consents, approvals and waivers to the merger required of any third party;

●	there not having occurred a material adverse effect on Yuma or Davis since the date of the merger agreement, the effects of which are continuing; and

●	dissenting shares, if any, shall constitute less than 5% of the issued and outstanding common stock of Davis and less than 5% of the issued and outstanding shares of its preferred stock.

Neither Yuma nor Davis can give any assurance as to when or if all of the conditions to the consummation of the merger will be satisfied or waived or that the merger will occur. Neither Yuma nor Davis currently intends to waive the condition relating to obtaining an opinion of Jones & Keller, P.C. and Porter Hedges LLP to its obligation to consummate the merger. If either Yuma or Davis waives this opinion condition after this registration statement is declared effective by the SEC, and if the tax consequences of the merger to Yuma shareholders would be material, Yuma and Davis will recirculate appropriate soliciting materials to resolicit the votes of Yuma shareholders.

Termination of the Merger Agreement; Fees Payable

In general, the merger agreement may be terminated at any time prior to the effective time of the merger in the following ways, subject to certain exceptions discussed in “The Merger Agreement – Termination of the Merger Agreement”:

●	by mutual written agreement of Yuma and Davis;

●	by either Yuma or Davis:

●
if the merger is not completed on or before September 30, 2016, unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the merger agreement to fulfill any material obligation under the merger agreement or a material breach of the merger agreement by such party or if the failure of the reincorporation to occur on or before such date is due solely to the failure of Yuma to obtain effectiveness of the registration statement;

●
if any court or other governmental entity shall have issued a statute, rule, order, decree or regulation or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the merger or making the merger illegal;

●	if the Yuma shareholders fail to approve and adopt the merger agreement by the requisite vote;

●
if there has been a material breach of any of the representations, warranties or covenants set forth in the merger agreement on the part of any of the other parties, which breach has not been cured within 30 days following receipt by the breaching party of written notice of such breach from the terminating party or September 30, 2016 (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement); or

●	if the Davis stockholders fail to approve and adopt the merger agreement.

●
if the board of directors of Yuma shall have failed to recommend, or shall have withdrawn, modified or amended in a manner adverse to Davis in any material respect its previous board recommendation, or shall have resolved to do any of the foregoing, or shall have recommended another acquisition proposal (as defined below) or if the board of directors of Yuma shall have resolved to accept a superior offer (as defined below);

●
if the board of directors of Davis shall have failed to recommend, or shall have withdrawn, modified or amended in a manner adverse to Yuma in any material respect its previous Davis board recommendation, or shall have resolved to do any of the foregoing, or shall have recommended another acquisition proposal or if the board of directors of Davis shall have resolved to accept a superior offer;

●
by Davis if, notwithstanding the existence of the voting agreement with the members of the board of directors of Davis, prior to receipt of the Davis stockholders’ approval, Davis receives a superior offer, resolves to accept such superior offer, complies with the termination fee payment obligations and gives Yuma at least four business days’ prior written notice of its intention to terminate;

●
by Yuma, if, notwithstanding the existence of the voting agreement with Sam L. Banks, Chairman, President and Chief Executive Officer of Yuma, prior to receipt of the Yuma shareholders’ approval, Yuma receives a superior offer, resolves to accept such superior offer, complies with the termination fee payment obligations and gives Davis at least four business days’ prior written notice of its intention to terminate;

●	by Yuma, if the shareholders of Yuma fail to approve the merger; or

●	by Davis, if the shareholders of Yuma fail to approve and adopt the merger agreement or the reincorporation at the Yuma shareholder’s meeting (including any adjournment or postponement thereof).

For purposes of these termination provisions, the term “acquisition proposal” means, with respect to a party thereto, any offer or proposal, whether written or oral, from any person or group (as defined in Section 13(d)(3) of the Exchange Act) other than Yuma, Delaware Merger Subsidiary, Davis or any affiliates thereof (each, a “third party”) to acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of (i) 15% or more of any class of the equity securities of such party or (ii) 15% or more of the fair market value of the assets of such party, in each case pursuant to any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction or series of related transactions, which is structured to permit a third party to acquire beneficial ownership of (A) 15% or more of any class of equity securities of the party or (B) 15% or more of the fair market value of the assets of the party.

For purposes of these termination provisions, the term “superior offer” means an unsolicited bona fide written offer by a third party to enter into (i) a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction as a result of which either (A) the stockholders of a party to the merger agreement prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate company entity thereof) or (B) in which a person or “group” (as defined in Section 13(d)(3) of the Exchange Act) directly or indirectly acquires beneficial ownership of securities representing 50% or more of the voting power of the party’s capital stock then outstanding or (ii) a sale, lease, exchange transfer, license, acquisition or disposition of any business or other disposition of at least 50% of the assets of the party, taken as a whole, in a single transaction or a series of related transactions which, in any case under clause (i) or (ii) above: which (1) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the merger agreement; and (2) is on terms and conditions that the board of directors of Yuma or Davis, as applicable, determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that its board of directors deems relevant following consultation with its outside legal counsel and financial advisor: (x) is reasonably likely to be more favorable, from a financial point of view, to Yuma shareholders or Davis stockholders, as applicable, than the merger and the other transactions contemplated hereby; and (y) is reasonably capable of being consummated.

For more information regarding the rights of Yuma and Davis to terminate the merger agreement, see “The Merger Agreement—Termination of the Merger Agreement” beginning on page [●].

Except for the termination fee set forth in the merger agreement and as described below, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated therein shall be paid by the party incurring such costs or expenses.

Under the merger agreement, Yuma may be required to pay to Davis or Davis may be required to pay Yuma a termination fee of $1.5 million if the merger agreement is terminated under certain circumstances. For more information regarding termination fees, see “The Merger Agreement—Termination of the Merger Agreement” beginning on page [●].

Payment of Termination Fees by Davis. Davis must pay to Yuma a termination fee in an amount in cash equal to $1.5 million in the event that (i) Davis terminates the merger agreement because it accepts a superior offer; (ii) Yuma terminates the merger agreement as a result of a Davis material adverse effect provided that Davis and its subsidiaries incur resultant losses of $3.0 million or more with at least $1.5 million of such losses resulting from Davis’ breach of one or more representations, warranties or covenants under the merger agreement; (iii) Davis or Yuma terminate the merger agreement as a result of the Davis board failing to make its recommendation of the merger to its stockholders; or (iv) Yuma terminates the merger agreement prior to the date Davis solicits the approval of Davis stockholders at a meeting or by written consent, an acquisition proposal with respect to Davis has been publicly announced and not withdrawn or abandoned at the time of termination, and within one year after such termination, Davis enters into a definitive agreement with respect to or consummates such acquisition proposal.

Payment of Termination Fees by Yuma. Yuma shall pay to Davis a termination fee in an amount in cash equal to $1.5 million in the event that (i) Yuma terminates the merger agreement because it accepts a superior offer; (ii) Davis terminates the merger agreement as a result of a Yuma material adverse effect provided that Yuma and its subsidiaries incur resultant losses of $3.0 million or more with at least $1.5 million of such losses resulting from Yuma’s breach of one or more representations, warranties or covenants under the merger agreement; (iii) Davis or Yuma terminate the merger agreement as a result of the Yuma board failing to make its recommendation of the merger to its shareholders; or (iv) Davis terminates the merger agreement prior to the date Yuma solicits the approval of Yuma shareholders at a meeting or by written consent, an acquisition proposal with respect to Yuma has been publicly announced and not withdrawn or abandoned at the time of termination, and within one year after such termination, Yuma enters into a definitive agreement with respect to or consummates such acquisition proposal.

We May Amend the Terms of the Merger Agreement and Waive Rights Under the Merger Agreement

Subject to compliance with applicable law, Yuma and Davis may amend the merger agreement at any time before or after approval and adoption of the merger agreement by Yuma and Davis stockholders. However, after such approval and adoption there may not be, without further approval of Yuma and Davis stockholders, any amendment of the merger agreement that alters or changes, in a way that adversely affects the holders of any shares of Yuma or Davis capital stock or alters or changes the merger consideration to be received by the Davis stockholders in the merger.

At any time prior to the effective time of the merger, Yuma and Davis may, to the extent legally allowed:

●	extend the time for the performance of any of the obligations or other acts of the other parties under the merger agreement;

●	waive any inaccuracies in the other parties’ representations and warranties; and

●	waive the other parties’ compliance with any of its agreements or conditions contained in the merger agreement.

Any such waiver or extension is subject to certain conditions. See “The Merger Agreement—Amendment of the Merger Agreement.”

Regulatory Filings and Approvals Required to Complete the Merger

Neither Yuma nor Davis is aware of any material governmental or regulatory approvals required for the completion of the reincorporation, the merger and compliance with the applicable corporate law of the States of California and Delaware.

The Special Meetings and Voting
(Pages [●])

Yuma Special Meeting of Shareholders

The special meeting of the shareholders of Yuma will be for the following purposes:

1.	To consider and vote upon a proposal to approve and adopt the merger agreement, as it may be amended from time to time.

2.	To consider and vote upon a proposal to approve the reincorporation.

3.	To consider and vote upon the proposals related to the amended and restated certificate of incorporation of Yuma Delaware.

4.	To consider and vote upon a proposal to approve the amendment to the Yuma certificate of determination.

5.	To consider and vote upon a proposal to adopt and approve an amendment to the Yuma 2014 Long-Term Incentive Plan.

6.
To consider and vote on any proposal to authorize Yuma’s board of directors, in its discretion, to adjourn the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the proposals listed above.

Yuma does not expect to transact any other business at the special meeting. Yuma’s board of directors has fixed the close of business on [●], 2016 as the record date for determining those Yuma shareholders entitled to vote at the special meeting and any adjournment or postponement thereof. Accordingly, only shareholders of record at the close of business on that date are entitled to notice of, and to vote at, the special meeting. A complete list of the Yuma shareholders will be available for examination at the offices of Yuma in Houston, Texas during ordinary business hours for a period of 10 days prior to the special meeting.

The approval and adoption of the merger agreement, the approval of the reincorporation, the approval of the proposals related to the Yuma Delaware amended and restated certificate of incorporation, and the approval of the proposal to approve and adopt the amendments to the Yuma certificate of determination, each require the affirmative vote of the holders of at least a majority of the shares of Yuma common stock issued and outstanding and entitled to vote at the Yuma special meeting, and the approval of at least 66⅔% of the shares of Yuma preferred stock issued and outstanding and entitled to vote at the Yuma special meeting. The affirmative vote of the holders of at least a majority of the shares of Yuma common stock represented in person or by proxy at the special meeting and voting on each such proposal, provided that such shares voting affirmatively must also constitute a majority of the required quorum for the meeting, is required to approve the proposal to approve and adopt the amendment to the 2014 Plan and the proposal to adjourn the Yuma special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposals listed above.

The board of directors of Yuma recommends that Yuma shareholders vote “FOR” each of the proposals to be voted on at the special meeting.

Davis Special Meeting of Stockholders

The special meeting of the stockholders of Davis will be for the following purposes:

1.           To consider and vote on the proposal to approve and adopt the merger agreement, as it may be amended from time to time, and the transactions contemplated by the merger agreement; and

2.           To consider and vote on the proposal to adjourn the Davis special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the foregoing proposal regarding the merger.

Davis’ board of directors has fixed the close of business on [●], 2016 as the record date for determining the holders of shares of Davis common stock and preferred stock entitled to receive notice of and to vote at the Davis special meeting and any adjournments or postponements thereof. Each holder of record of shares of Davis common stock outstanding on the record date and each holder of record of shares of Davis preferred stock outstanding on the record date will be entitled to one vote for each share held of record with respect to each matter properly submitted to the stockholders for a vote at the Davis special meeting and at any adjournment or postponement thereof. Holders of Davis common stock and holders of Davis preferred stock will vote as a single class with respect to Proposal 1 and Proposal 2 described above and as to all other matters that come before the special meeting except to the extent otherwise expressly provided by Davis’ certificate of incorporation (as amended by the Designation of Series A Convertible Preferred Stock) or by the DGCL.  In addition, holders of record of shares of Davis preferred stock are entitled to vote as a separate class on all matters specifically affecting the Davis preferred stock, including Proposal 1.  In order for Davis to satisfy its quorum requirements, holders of record of at least a majority of all of the outstanding voting stock of Davis entitled to vote at the meeting must be present at the meeting either in person or by duly authorized proxy.

The approval of the merger agreement and the transactions contemplated by the merger agreement requires the affirmative vote of the holders of at least a majority of all votes entitled to be cast by Davis stockholders, whether or not present at the special meeting, with respect to all outstanding shares of Davis common stock and all outstanding shares of Davis preferred stock voting together on an as-converted basis with the Davis common stock as a single class.  Each outstanding share of Davis preferred stock is currently convertible into one share of Davis common stock and, accordingly, will be entitled to one vote at the time of the special meeting.  Approval of the merger agreement and related transaction also requires the affirmative vote of the holders of at least a majority of all votes entitled to be cast by the holders of all outstanding Davis preferred stock, whether or not present at the special meeting, voting as a separate class.

The affirmative vote of a majority of the votes cast by Davis stockholders at the special meeting, with holders of Davis common stock and Davis Series A Convertible Preferred Stock voting together as a single class, is required to approve the proposal to adjourn the Davis special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Davis special meeting to approve and adopt the merger agreement.

Voting Agreements

Davis has entered into a voting agreement with Sam L. Banks, Chairman, President and Chief Executive Officer of Yuma, who owns approximately [●]% of the outstanding shares of Yuma common stock as of the record date of the Yuma special meeting of shareholders. The voting agreement provides, among other things, that Sam L. Banks will vote in favor of the proposal to approve and adopt the merger agreement, the proposal to approve the reincorporation, and the proposals related to the Yuma Delaware amended and restated certificate of incorporation. Mr. Banks also agreed not to sell, transfer or otherwise dispose of his shares of Yuma common stock, subject to certain exceptions provided in the voting agreement. Therefore, subject to the terms of the voting agreement, approval of the reincorporation and the merger by the holders of Yuma common stock is assured. However, the reincorporation and the merger must be approved by the holders of 66⅔% of the outstanding shares of Yuma preferred stock and that vote is not assured as Davis has not entered into a voting agreement with any holder of Yuma preferred stock.

Certain of Davis’ current and former officers and directors (and certain of their affiliates), together with certain of Davis’ largest stockholders, who collectively own approximately [●]% of the outstanding shares of Davis common stock and approximately [●]% of the outstanding shares of Davis preferred stock as of the record date of the Davis special meeting of stockholders, have entered into a voting agreement with Yuma in which each stockholder agreed to vote in favor of the merger. Pursuant to the voting agreement, each such stockholder also agreed not to sell, transfer or otherwise dispose of that stockholder’s shares of Yuma common stock and preferred stock, subject to certain exceptions provided in the voting agreement. Therefore, subject to the terms of the voting agreements, approval of the merger by the holders of Davis common stock and Davis preferred stock is assured.

For more information regarding these voting agreements, see “Voting Agreements” on page [●].

Matters to be Considered in Deciding How to Vote
(Pages [●])

Recommendation of the Yuma Board of Directors and Its Reasons for the Reincorporation and the Merger

After careful consideration, the Yuma board of directors approved the merger agreement on February 10, 2016. The Yuma board of directors recommends that Yuma shareholders vote “FOR” the proposal to approve and adopt the merger agreement; “FOR” the proposal to approve the reincorporation; “FOR the proposals related to the amended and restated certificate of incorporation of Yuma Delaware; “FOR” the proposal to approve and adopt the amendments to the Yuma certificate of determination; “FOR” the amendment to the Yuma 2014 Long-Term Incentive Plan; and “FOR” any proposal to authorize Yuma’s board of directors to adjourn the special meeting. Because of their mutual dependence, if the proposal to approve and adopt the merger agreement, the proposal to approve the reincorporation, the proposals related to the amended and restated certificate of incorporation of Yuma Delaware, or the proposal related to the amendments to the Yuma certificate of determination are not all approved, then none will be deemed to have been approved.

For the factors considered by Yuma’s board of directors in reaching its decision to approve these matters as well as the Yuma board of directors’ reasons for, and certain risks related to, the merger, see “The Merger—Recommendation of Yuma’s Board of Directors and Reasons for the Merger” beginning on page [●].

Recommendation of the Davis Board of Directors and Its Reasons for the Merger

After careful consideration, the Davis board of directors unanimously approved and adopted the merger agreement, the merger and the other transactions contemplated by the merger agreement and determined that the merger agreement, the merger and the other transactions contemplated by the merger, taken as a whole, are advisable, fair to and in the best interests of Davis and its stockholders. The members of the Davis board of directors were appointed by Davis Petroleum Investments, LLC (“Evercore”), RMCP PIV DPC, LP and RMCP PIV DPC II, LP (collectively, “Red Mountain”), Sankaty Davis, LLC (“Sankaty” and together with Evercore and Red Mountain, the “Significant Stockholders”), which Significant Stockholders collectively own 82.6% of the outstanding common stock of Davis and 99.4% of the outstanding preferred stock of Davis as of August 1, 2016.  Each such director is a sophisticated professional investor and has a deep knowledge of the oil and natural gas industry. The Davis board of directors unanimously recommends that Davis stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions contemplated by the merger agreement and “FOR” any adjournment proposal.

For the factors considered by the Davis board of directors in reaching its decision to approve the merger agreement and approve the consummation of the transactions contemplated by the merger agreement, including the merger, as well as the Davis board of directors’ reasons for, and certain risks related to, the merger, see “The Merger—Recommendation of Davis’ Board of Directors and Reasons for the Merger” beginning on page [●].

Fairness Opinions of ROTH Capital Partners, LLC to the Yuma Board of Directors

Roth Capital Partners, LLC, or ROTH, rendered two opinions to Yuma’s board of directors that, as of the date specified in each opinion, and based upon and subject to the qualifications, limitations and assumptions stated in each opinion, the total consideration and the exchange ratio setting forth the number of shares of Yuma Delaware common stock to be issued for each share of Davis common stock in the merger, is fair to Yuma and its shareholders, from a financial point of view.

The full text of the written opinion of ROTH, dated as of February 10, 2016, and the Adjustment Letter thereto, dated as of March 4, 2016, with respect to the fairness, from a financial point of view, of the total consideration, or the total consideration opinion, and the subsequent written opinion of ROTH, dated as of May 25, 2016, with respect to the fairness, from a financial point of view, of the exchange ratio, or the exchange ratio opinion, each set forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinions, and are each attached as Annex F to this proxy statement/prospectus. ROTH provided the total consideration opinion and the exchange ratio opinion for the information and assistance of Yuma’s board of directors in connection with its consideration of the merger. ROTH’s opinions are not recommendations as to how any shareholder of Yuma should vote with respect to the merger or any other matter.

Pursuant to a letter agreement dated January 22, 2016 and a subsequent letter agreement dated May 2, 2016, Yuma engaged ROTH to act as its financial advisor in connection with the merger transaction. As compensation for its services in connection with the merger, Yuma paid ROTH an aggregate of $200,000 for the delivery of its fairness opinions.  In addition, Yuma has agreed to reimburse ROTH for its expenses, including attorneys’ fees and disbursements, and to indemnify ROTH and related persons against various liabilities.

Material U.S. Federal Income Tax Consequences of the Reincorporation

Subject to the qualifications, limitations and assumptions described in “Material U.S. Federal Income Tax Consequences” beginning on page [●], the following seven paragraphs are the opinion of Jones & Keller, P.C. regarding the material U.S. federal income tax consequences of the reincorporation:

●	the reincorporation, that is, the merger of Yuma into Yuma Delaware, will qualify as a reorganization within the meaning of Section 368(a) of the Code;

●	no gain or loss should be recognized by a U.S. holder of Yuma common stock or preferred stock on receipt of Yuma Delaware common stock pursuant to the reincorporation;

●
the aggregate tax basis of the Yuma Delaware common stock received by each U.S. holder of Yuma common stock and preferred stock should equal the aggregate tax basis of the Yuma common stock and preferred stock surrendered by such holder in exchange for Yuma Delaware common stock;

●
the holding period of the Yuma Delaware common stock received by each U.S. holder should include the period during which such holder held the Yuma common stock and preferred stock surrendered in exchange for Yuma Delaware common stock;

●
U.S. holders of Yuma common stock and/or preferred stock with differing bases or holding periods are urged to consult their tax advisors with respect to identifying the bases or holding periods of the particular shares of Yuma Delaware common stock received in the reincorporation;

●	no gain or loss will be recognized by Yuma or Yuma Delaware by reason of the reincorporation; and

●
any Yuma Delaware common stock received in exchange for accrued but unpaid dividends on the Yuma preferred stock could be treated as the receipt of a dividend distribution to such U.S. holder. This will be the case where the fair market value of the Yuma Delaware common stock received (determined immediately following the reincorporation) exceeds the issue price of the Yuma preferred stock surrendered.  The amount of the dividend distribution would be the lesser of (i) the amount by which the fair market value of the Yuma Delaware common stock exceeds the issue price of the Yuma preferred stock or (ii) the amount of the dividends in arrears. The portion of the Yuma Delaware common stock treated as a dividend distribution may be subject to U.S. federal income tax and should have a tax basis equal to its fair market value with a holding period commencing upon its receipt.

Material U.S. Federal Income Tax Consequences of the Merger

Subject to the qualifications, limitations and assumptions described in “Material U.S. Federal Income Tax Consequences” beginning on page [●], the following seven paragraphs are the opinion of Jones & Keller, P.C. and Porter Hedges LLP regarding the material U.S. federal income tax consequences of the merger:

●	the merger of Merger Subsidiary with and into Davis, will qualify as a reorganization within the meaning of Section 368(a) of the Code;

●
no gain or loss should be recognized by a U.S. holder of Yuma Delaware common stock or Davis common stock and/or preferred stock on receipt of Yuma Delaware common stock or preferred stock pursuant to the merger;

●
the aggregate tax basis of the Yuma Delaware common stock and preferred stock received by each U.S. holder of Davis common stock and/or preferred stock should equal the aggregate tax basis of the Davis common stock and/or preferred stock surrendered by such holder in exchange for Yuma Delaware common stock and preferred stock;

●
the holding period of the Yuma Delaware common stock and preferred stock received by each U.S. holder should include the period during which such holder held the Davis common stock and/or preferred stock surrendered in exchange for Yuma Delaware common stock and preferred stock;

●
U.S. holders of Davis common stock and/or preferred stock with differing bases or holding periods are urged to consult their tax advisors with respect to identifying the bases or holding periods of the particular shares of Yuma Delaware common stock and/or preferred stock received in the merger;

●
any Yuma Delaware preferred stock received in exchange for accrued but unpaid declared dividends on Davis preferred stock could be treated as the receipt of a dividend distribution to such U.S. holder for U.S. federal income tax purposes. The portion of the Yuma Delaware preferred stock treated as a dividend distribution, if any, should have a tax basis equal to its fair market value with a holding period commencing upon its receipt; and

●	no gain or loss should be recognized by Yuma Delaware or Davis by reason of the merger.

Interests of Yuma and Davis Directors and Executive Officers in the Merger

In considering the recommendation of the boards of directors of Yuma and Davis with respect to the merger, stockholders should be aware that the executive officers and directors of Yuma and Davis have certain interests in the merger that may be different from, or in addition to, the interests of Yuma and Davis stockholders. Yuma’s and Davis’ boards of directors were aware of these interests and considered them, among other matters, when adopting resolutions to approve and adopt the merger agreement and recommending that their respective stockholders vote to approve and adopt the merger agreement. For a discussion of the possibly conflicting interests, see “The Merger—Interests of Yuma’s Directors and Executive Officers in the Merger” beginning on page [●] and “The Merger—Interests of Davis’ Directors and Executive Officers in the Merger” beginning on page [●]

Appraisal Rights

Holders of Davis common stock and preferred stock have the right to dissent from the merger and, subject to certain conditions provided for in Section 262 of the DGCL, are entitled to receive payment of the fair value of their Davis common stock or preferred stock. Davis stockholders will be bound by the terms of the merger unless they dissent by complying with all of the requirements of the Delaware dissenters’ rights statute. See “Dissenters’ Rights of Appraisal” beginning on page [●] for a summary of dissenters’ rights available to Davis stockholders, which summary is not intended to be a complete statement of applicable Delaware law and is qualified in its entirety by reference to Section 262 of the DGCL which is set forth in its entirety as Annex G to this proxy statement/prospectus.

Yuma shareholders do not have dissenter’s or appraisal rights in connection with the reincorporation or the merger.

Comparison of the Rights of Yuma Shareholders

As a result of the reincorporation, the holders of Yuma common stock will have different rights as shareholders of Yuma as a Delaware corporation than as shareholders of Yuma as a California corporation due to the different laws governing the company’s new jurisdiction of incorporation. These differences are described in more detail under “The Reincorporation – Significant Differences Between the Corporation Laws of California and Delaware” beginning on page [●].

Comparison of Rights of Davis Stockholders

As a result of the merger, the holders of Davis common stock and Davis preferred stock will have different rights as stockholders of Davis than as stockholders of Yuma Delaware. The differences in stockholder rights are due to the different provisions of the corporate governance documents, primarily differences with respect to the certificate of incorporation and the bylaws of the two companies. These differences are described in more detail under “The Merger – Significant Differences in the Rights of Davis Stockholders and the Rights of Yuma Delaware Stockholders” beginning on page [●].

Selected Consolidated Historical Financial Data of Yuma

Set forth below are selected data as of and for the periods indicated. The selected historical consolidated financial data as of December 31, 2015 and 2014 and for each of the fiscal years ended December 31, 2015, 2014 and 2013 have been derived from Yuma’s audited financial statements which are included herein and the consolidated financial statements for the six months ended June 30, 2016 and 2015 derived from Yuma’s unaudited consolidated financial statements. The selected historical consolidated financial data as of December 2012 and 2011 and for each of the fiscal years ended December 31, 2012 and 2011 were derived from Yuma’s historical audited consolidated financial statements, which are not included in this proxy statement/prospectus or incorporated by reference herein.

This information should be read together with Yuma’s financial statements and related notes and management’s discussion and analysis of financial condition and results of operations of Yuma contained in this proxy statement/prospectus under the captions “Historical Financial Statements of Yuma” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Yuma,” respectively.

Six Months Ended June 30,		Year Ended December 31,
2016	2015	2015	2014	2013	2012	2011
	(As Restated)	(As Restated)	(As Restated)	(As Restated)
(unaudited)
	(In thousands, except outstanding shares and per share data)
Revenues and other operating income:
Sales of natural gas and crude	$6,056	$10,107	$18,681	$38,659	$28,235	$19,684	$18,083
Net gains (losses) from commodity derivatives	(856)	(626)	5,039	3,399	(159)	1,598	871
Total revenues	5,200	9,481	23,719	42,058	28,076	21,282	18,954

Expenses:
Marketing cost of sales	-	200	533	1,045	1,234	891	4,153
Lease operating	3,893	6,449	11,401	12,817	9,316	5,099	4,792
Re-engineering and workovers	-	554	556	3,085	2,522	434	1,340
General and administrative – stock based compensation	720	1,872	2,289	3,388	452	-	-
General and administrative – other	4,161	3,516	7,434	8,156	4,536	3,738	3,008
Depreciation, depletion and amortization	4,467	7,897	13,651	19,665	12,077	5,074	2,866
Asset retirement obligation accretion expense	210	330	605	605	668	265	240
Impairments	11,016	4,927	4,927	-	-	-	-
Other	(16)	719	468	98	172	151	376
Total expenses	24,451	26,464	41,864	48,859	30,979	15,652	16,775

Other income (expense):
Change in fair value of preferred stock derivative liability - Series A in 2011-2014, Series B in 2012-2014	-	-	-	(15,677)	(26,259)	(17,099)	(5,604)
Interest expense	(729)	(206)	(456)	(326)	(568)	(210)	(597)
Bank mandated derivative instruments novation cost	-	-	-	-	(175)	-	-
Other, net	7	21	36	25	(65)	8	180
Total other income (expense)	(722)	(185)	(420)	(15,978)	(27,067)	(17,301)	(6,021)

Net loss from continuing operations before taxes	(19,973)	(17,168)	(18,566)	(22,779)	(29,970)	(11,671)	(3,841)
Income tax expense (benefit)	(1,225)	(3,935)	(3,726)	(1,936)	(1,381)	3,098	854
Net loss	(18,748)	(13,233)	(14,840)	(20,843)	(28,589)	(14,769)	(4,695)
Discontinued operations – pipeline segment	-	-	-	-	-	-	(18)
Net income (loss)	(18,748)	(13,233)	(14,840)	(20,843)	(28,589)	(14,769)	(4,713)
Less net income attributable to non-controlling interest	-	-	-	-	-	-	2
Net loss attributable to Yuma Energy, Inc.	(18,748)	(13,233)	(14,840)	(20,843)	(28,589)	(14,769)	(4,715)

Dividends paid in cash, perpetual preferred Series A	-	619	1,047	224	-	-	-
Dividends in arrears, perpetual preferred Series A	641	-	214	-	-	-	-
Preferred stock accretion, Series A and Series B	-	-	-	787	1,102	964	-
Dividends paid in cash, Series A and Series B	-	-	-	445	146	1,363	438
Dividends paid in kind, Series A and Series B	-	-	-	4,133	5,412	-	-
Net loss attributable to common stockholders	$(19,389)	$(13,852)	$(16,101)	$(26,432)	$(35,249)	$(17,096)	$(5,153)

	As of and for the six months ended June 30 ,		As of and for the Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
		(As Restated)	(As Restated)	(As Restated)	(As Restated)
	(unaudited)		(In thousands, except outstanding shares and per share data)
Earnings (loss) per common share:
Basic	$(0.27)	$(0.20)	$(0.23)	$(0.53)	$(0.86)	$(0.42)	$(0.25)
Diluted	$(0.27)	$(0.20)	$(0.23)	$(0.53)	$(0.86)	$(0.42)	$(0.25)
Weighted average shares outstanding:
Basic	72,048,490	70,384,326	71,013,717	49,678,444	41,074,953	40,896,222	20,932,643
Diluted	72,048,490	70,384,326	71,013,717	49,678,444	41,074,953	40,896,222	20,932,643

Statement of Cash Flow Data
Cash provided by (used in)
Operating activities	$(985)	$(3,401)	$(1,370)	$24,466	$14,913	$3,247	$2,735
Investing activities	(1,872)	(8,100)	(12,311)	(18,088)	(27,253)	(28,762)	(10,677)
Financing activities	(405)	8,226	7,478	986	11,250	29,880	(43)

Balance Sheet Data
Total assets	$98,955	$128,772	$119,621	$147,596	$111,632	$87,015	$57,118
Current debt	29,800	432	30,064	283	178	184	236
Long-term debt	-	29,900	-	22,900	31,215	17,875	2,975
Stockholders’ equity	51,531	70,905	69,605	80,271	(47,888)	(8,434)	8,566

Selected Consolidated Historical Financial Data of Davis

Set forth below are selected data derived from Davis’ audited consolidated financial statements as of and for the years ended December 31, 2011 through 2015 and the unaudited consolidated financial statements as of and for the  six months ended  June 30, 2016 and 2015. This information should be read together with Davis’ consolidated financial statements and related notes and management’s discussion and analysis of financial condition and results of operations of Davis contained in this proxy statement/prospectus under “Historical Consolidated Financial Statements of Davis” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Davis,” respectively.

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011

	(unaudited)
	(In thousands, except per share data)
Operating Results Data
Revenues and other operating income:
Sales of natural gas and crude	$5,549	$12,329	$18,774	$58,694	$64,545	$66,311	$76,158
Total revenues	5,549	12,329	18,774	58,694	64,545	66,311	76,158

Expenses:
Lease operating and production cost	1,647	3,493	6,510	12,611	11,606	13,613	15,318
Production and Ad Valorem Taxes	399	710	1,106	2,468	2,478	2,807	3,096
Depreciation, depletion and amortization	3,631	10,335	17,413	32,880	33,938	32,512	28,390
Impairment of oil and gas properties (ceiling test writedown) (1)	18,519	6,570	42,947	-	-	-	-
General and administrative – stock based compensation	1,285	559	933	1,712	1,275	628	912
General and administrative – other	6,557	4,511	6,874	8,226	9,049	7,806	8,500
(Gain) loss on derivative instruments	289	(267)	(3,319)	(9,290)	3,063	(1,521)	(5,710)
Accretion expense	107	93	176	852	1,534	1,263	1,131
Other operating expenses	(56)	244	174	1,006	217	68	1,116
Gain on sale of other fixed assets	-	-	-	-	-	-	(931)
Total expenses	32,378	26,248	72,814	50,465	63,160	57,176	51,822

Income (Loss) From Operations	(26,829)	(13,919)	(54,040)	8,229	1,385	9,135	24,336

Other income (expense):
Interest and other income	(13)	(15)	(21)	(159)	(400)	(47)	(130)
Interest expense	114	305	578	1,226	567	747	2,206

Net income (loss) before taxes	(26,930)	(14,209)	(54,597)	7,162	1,218	8,435	22,260
Income tax expense (benefit) - current	-	-	6	(192)	92	56	-
Income tax expense (benefit) - deferred	(27)	(4,913)	10,455	2,676	270	(14,563)	-

Net income (loss) available to common stockholders	$(26,903)	$(9,296)	$(65,058)	$4,678	$856	$22,942	$22,260

Earnings (loss) per common share:
Basic	$(0.18)	$(0.06)	$(0.44)	$0.03	$0.01	$0.22	$0.21
Diluted	$(0.18)	$(0.06)	$(0.44)	$0.03	$0.00	$0.22	$0.21
Weighted average shares outstanding:
Basic	150,063	148,649	149,182	147,350	156,630	210,143	208,732
Diluted	150,063	148,649	149,182	177,178	179,573	210,143	208,732

Statement of Cash Flow Data
Cash provided by (used in)
Operating activities	$(2,425)	$(1,323)	$11,076	$32,646	$49,742	$42,007	$35,698
Investing activities	(7,817)	(14,296)	(12,279)	6,980	(56,431)	(44,933)	(12,850)
Financing activities	8,610	9,790	(5,210)	(35,699)	8,374	(5,540)	(15,376)

Balance Sheet Data
Total assets	$40,711	$128,152	$57,443	$144,451	$188,102	$171,303	$145,032
Long-term debt	-	15,000	-	5,000	40,000	10,000	15,000
Asset Retirement Obligations	5,665	6,028	5,332	7,226	27,447	29,329	18,456
Stockholders’ equity	22,093	101,773	46,386	110,720	104,366	123,285	99,195

(1)
As a result of substantially lower average commodity prices during 2015 and their negative impact on Davis’ estimated proved reserves and estimated future net cash flows, Davis recognized a ceiling test write-down of approximately $42.9 million in 2015 and $18.5 million in the  six months ended June 30, 2016.   See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Davis.”

Selected Unaudited Pro Forma Condensed Consolidated Combined Financial Information

The merger will be accounted for under the Financial Accounting Standards Board’s Accounting Standards Codification Topic 805 which governs transactions that are considered to be reverse acquisitions for accounting purposes. In the merger, Yuma Delaware is the acquiror for legal purposes, but for accounting purposes, Davis will be deemed to be the acquiror and Yuma Delaware the acquiree.

The following table shows information about Davis’ financial condition and results of operations, including per share data, on a pro forma basis after giving effect to the merger of Yuma and Davis. We refer to this information in this proxy statement/prospectus as “pro forma financial information.” The table sets forth information relating to the merger as if it had become effective on June 30, 2016 with respect to balance sheet data (using currently available fair value information for Yuma) and January 1, 2015, with respect to statement of operations data for the six months ended June 30, 2016 and for the year ended December 31, 2015. This unaudited pro forma financial information assumes that the merger will be accounted for using the purchase method of accounting and represents a preliminary estimate based on available information of pro forma results of operations. The unaudited pro forma balance sheet data includes adjustments to record the assets and liabilities of Yuma at their estimated fair values as of the date the merger is effective, and is subject to further adjustment as additional information becomes available and as additional analyses are performed. As part of the merger, Yuma’s outstanding preferred stock will be converted to common stock of the combined company, and the adjustment has been made to reflect the conversion of Yuma’s preferred stock to common stock.

The merger agreement provides that Yuma Delaware will issue approximately 0.0956 shares of Yuma Delaware common stock in exchange for each outstanding share of Davis common stock (or approximately 14.5 million shares of Yuma Delaware common stock which may change based upon the number of outstanding shares of Yuma Delaware common stock on the date of the merger) and approximately 0.0956 shares of Yuma Delaware preferred stock in exchange for each outstanding share of Davis preferred stock (or approximately 3.3 million shares of Yuma Delaware preferred stock which may change based upon the number of outstanding shares of Yuma Delaware common stock on the date of the merger).  After the merger, it is expected that former holders of Davis common stock will own approximately 61.1% of Yuma Delaware’s common stock then outstanding and former holders of Yuma common stock and preferred stock will own approximately 38.9% of Yuma Delaware common stock then outstanding.

The unaudited pro forma financial information, while helpful in illustrating the financial characteristics of the combined company using certain assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies and asset dispositions, among other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combination would have been had they occurred as of the beginning of such periods.

This table should be read together with, and is qualified in its entirety by, the historical financial statements, including the notes thereto, of Yuma and Davis appearing elsewhere in this proxy statement/prospectus and the more detailed unaudited pro forma condensed combined financial information, including the notes thereto, appearing under “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” beginning on page [●].

	As of and for the Six Months Ended June 30, 2016	For the Twelve Months Ended December 31, 2015

	(In thousands, except per share data)
Pro Forma Statement of Operations Data
Revenues:
Sales of gas and oil	$11,605	$37,455
Net gains (losses) from commodity derivatives	$(1,145)	$8,358
Total revenues	$10,460	$45,813

Expenses:
Marketing cost of sales	-	$533
Lease operating expenses	$5,939	$19,017
Re-engineering and workovers	-	$556
General and administrative – stock-based compensation	$2,005	$3,222
General and administrative – other	$9,171	$10,131
Depreciation, depletion and amortization	$7,420	$21,165
Asset retirement obligation accretion expenses	$317	$781
Goodwill impairment	-	$4,928
Impairment of oil and gas properties	$29,535	$42,947
(Gain) on derivative instruments	-	-
Other	$(73)	$642

Total expenses	$54,314	$103,922

Income (loss) from operations	$(43,854)	$(58,109)

Other income (expense):
Other income, net	$20	$57
Interest expense	$(897)	$(1,184)

Net income (loss) before income taxes	$(44,731)	$(59,236)
Income tax (expense) benefit	$27	$(12,136)

Net income (loss)	$(44,704)	$(71,222)

Dividends paid in kind, cumulative preferred series D	$665	$1,285

Net income (loss) attributable to common stockholders (a)	$(45,369)	$(72,657)
Net income (loss) per common share: (a) (b)
Basic	$(1.91)	$(3.06)
Diluted	$(1.91)	$(3.06)

Pro Forma Balance Sheet Data
Cash and cash equivalents	$2,525
Total current assets	$11,820
Total assets	$113,295
Total current liabilities	-
Long-term debt	$41,667
Total equity	$44,578

(a)
Includes a pre-tax ceiling test write-down of $42.9 million attributable to Davis for the year ended December 31, 2015, and a pre-tax ceiling test write-down of $18.5 million attributable to Davis for the six months ended June 30, 2016. Also, includes a pre-tax ceiling test write-down of $11.0 million attributable to Yuma for the six months ended June 30, 2016.

(b)	Includes 23.7 million common shares basic and diluted.

Summary Pro Forma Combined Oil, Natural Gas and Natural Gas Liquids Reserve and Production Data

The following table sets forth information with respect to the historical and pro forma combined estimated oil, natural gas and natural gas liquids, or NGLs, reserves as of December 31, 2015 of Yuma and Davis. This pro forma information gives effect to the merger as if it occurred on December 31, 2015. The Yuma and Davis reserve data presented below was derived from independent engineering reports of each company.  Netherland, Sewell & Associates, Inc. (“NSAI”) prepared both the Yuma and Davis reserve estimates as of December 31, 2015. Future exploration, exploitation and development expenditures, as well as future commodity prices and service costs, will affect the reserve volumes attributable to the acquired properties. The reserve estimates shown below were determined using a 12-month average price for oil, natural gas and natural gas liquids for the year ended December 31, 2015.

	Estimated Quantities of Reserves as of December 31, 2015
	Yuma Historical	Davis Historical	Merger Pro Forma Combined
Estimated Proved Reserves:
Oil (MBbls)	6,916	1,168	8,084
Natural Gas Liquids (MBbls)	2,051	1,028	3,079
Natural Gas (MMcf)	25,770	15,518	41,288
Total (Mboe)(1)	13,261	4,782	18,043
Estimated Proved Developed Reserves:
Oil (MBbls)	1,802	703	2,505
Natural Gas Liquids (MBbls)	316	605	921
Natural Gas (MMcf)	8,552	10,464	19,016
Total (Mboe)(1)	3,543	3,052	6,595
Estimated Proved Undeveloped Reserves:
Oil (MBbls)	5,114	464	5,578
Natural Gas Liquids (MBbls)	1,735	424	2,159
Natural Gas (MMcf)	17,217	5,054	22,271
Total (Mboe)(1)	9,718	1,730	11,448

(1)           Assumes a ratio of 6 Mcf of natural gas per barrel of oil.

The following table sets forth the estimated historical and combined PV-10 values for Yuma and Davis as of December 31, 2015 based on the reports prepared by NSAI.

	Estimated as of December 31, 2015
	Yuma Historical		Davis Historical	Merger Pro Forma Combined
PV-10 value ($ in thousands): (1) (2)
Total estimated proved developed reserves	$44,072		$32,944	$77,016
Total estimated proved undeveloped reserves	$78,836		$8,036	$86,872
Total estimated proved reserves	$122,908		$40,980	$163,888
Standardized measure of discounted future net cash flows ($ in thousands)(1)	$106,545	(3)	$40,980	$147,525

(1)
Yuma’s estimated proved reserves were calculated using prices equal to the twelve-month unweighted arithmetic average of the first-day-of-the-month prices for each of the preceding twelve months, which were $50.28 per Bbl (WTI) and $2.59 per MMBtu (HH), for the year ended December 31, 2015. Adjustments were made for location and grade.  Davis’ proved reserves were calculated using prices equal to the twelve-month unweighted arithmetic average of the first-day-of-the-month prices for each of the preceding twelve months, which were $50.28 per Bbl, the average Henry Hub spot price of $2.587 per MMBTU was used for the Louisiana and Gulf of Mexico properties and the average Houston Ship Channel spot price of $2.548 per MMBTU was used for the Texas properties for the year ended December 31, 2015. Adjustments were made for location and grade.

(2)
PV-10 is a non-GAAP measure that differs from the GAAP measure “standardized measure of discounted future net cash flows” in that PV-10 is calculated without regard to future income taxes.  See “Information About Yuma—Oil and Natural Gas Reserves” and “Information About Davis—Oil, Gas and Natural Gas Liquids Reserve Information” for further explanation of PV-10 and a reconciliation of PV-10 to the standardized measure of discounted future net cash flows for each of Yuma and Davis.  Yuma and Davis management believe that the presentation of the PV-10 value is relevant and useful to investors because it presents the estimated discounted future net cash flows attributable to Yuma’s and Davis’ estimated proved reserves independent of its income tax attributes, thereby isolating the intrinsic value of the estimated future cash flows attributable to each company’s reserves. Because many factors that are unique to each individual company impact the amount of future income taxes to be paid, Yuma and Davis believe the use of a pre-tax measure provides greater comparability of assets when evaluating companies. For these reasons, Yuma and Davis management use, and believe the industry generally uses, the PV-10 measure in evaluating and comparing acquisition candidates and assessing the potential return on investment related to investments in oil and natural gas properties. PV-10 includes estimated abandonment costs less salvage.  PV-10 does not necessarily represent the fair market value of oil and natural gas properties.

PV-10 is not a measure of financial or operational performance under GAAP, nor should it be considered in isolation or as a substitute for the standardized measure of discounted future net cash flows as defined under GAAP. For Yuma’s presentation of the standardized measure of discounted future net cash flows, see Note 25 – Supplementary Information on Oil and Natural Gas Exploration, Development and Production Activities (Unaudited) in the Notes to the Consolidated Financial Statements of Yuma included in this proxy statement/prospectus.  For Davis’ presentation of the standardized measure of discounted future net cash flows, see Supplemental Oil and Gas Disclosures (Unaudited) in the Notes to the Consolidated Financial Statements of Davis included in this proxy statement/prospectus.  The table below titled “Non-GAAP Reconciliation” provides a reconciliation of PV-10 to the standardized measure of discounted future net cash flows.

Non-GAAP Reconciliation ($ in thousands)

The following table reconciles Yuma’s and Davis’ direct interest in oil, natural gas and natural gas liquids reserves as of December 31, 2015.  For Davis at year-end 2015, PV-10 and the standardized measure result is the same value for Davis’ oil and natural gas properties primarily because Davis has accumulated substantial net operating losses for federal income tax purposes and it does not expect to have federal income tax payment obligations during the applicable future periods.

	Estimated as of December 31, 2015
	Yuma Historical		Davis Historical	Merger Pro Forma Combined

Present value of estimated future net revenues (PV-10)	$122,908		$40,980	$163,888
Future income taxes discounted at 10%	(16,363)		-	(16,363)
Standardized measure of discounted future net cash flows	$106,545	*	$40,980	$147,525

*    Reflects the standardized measure of discounted future net cash flows of Yuma as restated in Yuma’s Annual Report on Form 10-K/A. See Note 25 – Supplementary Information on Oil and Natural Gas Exploration, Development and Production Activities (Unaudited) (As Restated) in the Notes to the Consolidated Financial Statements of Yuma included in this proxy statement/prospectus.

(3)
Reflects the standardized measure of discounted future net cash flows of Yuma as restated in Yuma’s Annual Report on Form 10-K/A. See Note 25 – Supplementary Information on Oil and Natural Gas Exploration, Development and Production Activities (Unaudited) (As Restated) in the Notes to the Consolidated Financial Statements of Yuma included in this proxy statement/prospectus.

The following table sets forth summary historical and pro forma combined oil, natural gas and natural gas liquids production information for the six months ended June 30, 2016 and the twelve months ended December 31, 2015. This pro forma information gives effect to the merger as if it occurred on January 1, 2016 and January 1, 2015 for the three and twelve month periods, respectively. The historical Yuma and Davis oil, natural gas and natural gas liquids production data presented below is derived from the records of each company.

	Six Months Ended June 30, 2016			Twelve Months Ended December 31, 2015
	Yuma Historical	Davis Historical	Merger Pro Forma Combined	Yuma Historical	Davis Historical	Merger Pro Forma Combined
Oil (Bbls)	108,907	74,015	182,922	247,177	209,500	456,677
Natural Gas Liquids (Bbls)	29,158	50,379	79,537	74,551	129,700	204,251
Natural Gas (Mcf)	808,398	1,046,385	1,854,783	1,993,842	2,547,300	4,541,142
Total (Boe)(1)	272,798	298,792	571,590	653,995	763,800	1,417,795

(1)           Assumes a ratio of 6 Mcf of natural gas per barrel of oil.

Pro Forma Adjusted EBITDA of the Combined Company

The following table sets forth information with respect to the pro forma adjusted EBITDA for the year ended December 31, 2015 of Yuma and Davis. This table should be read together with, and is qualified in its entirety by, the historical financial statements, including the notes thereto, of Yuma and Davis appearing elsewhere in this proxy statement/prospectus and the more detailed unaudited pro forma condensed combined financial information, including the notes thereto, appearing under “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” beginning on page [●].

Yuma and Davis define “EBITDA” as earnings before interest, taxes, depreciation, depletion and amortization, and is a non-GAAP financial measure. Because Yuma and Davis have made other adjustments to the EBITDA formula by considering the changes in goodwill, impairment of oil and gas properties, stock-based compensation, changes in commodity derivatives, and accretion of asset retirement obligations, Yuma and Davis management refer to this metric as “Adjusted EBITDA” and is provided as an additional metric that is used by the Yuma and Davis boards and management to measure operating performance and trends. Adjusted EBITDA, which is also a non-GAAP measure, is derived from the historical financial statements of Yuma and Davis included in this proxy statement/prospectus.

Adjusted EBITDA is used as a supplemental financial measure by Yuma’s and Davis’ management and by external users of their financial statements, such as investors, commercial banks and others, to assess each company’s operating performance compared to that of other companies in its industry, without regard to financing methods, capital structure or historical cost basis.  It is also used to assess the ability of each company to incur and service debt and fund capital expenditures.

The pro forma Adjusted EBITDA should not be considered an alternative to net income (loss), operating income (loss), cash flow provided by (used in) operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP.  The pro forma Adjusted EBITDA may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDA in the same manner.

		2015 Pro Forma
		Adjusted EBITDA
	($ in thousands)
	Net income (loss)	$(71,372)
	Depreciation, depletion & amortization of property and equipment	21,165
	Interest expense, net of interest income and amounts capitalized (a)	994
	Income tax expense	12,137
	Goodwill impairment	4,928
	Impairment of oil and gas properties	42,947
	Stock-based compensation net of capitalized cost (b)	3,222
	Unrealized (gains) losses on commodity derivatives (c)	7,975
	Accretion of asset retirement obligation	781
	Pro forma interest expense adjustment	150
	Adjusted EBITDA	$22,926

(a)	Yuma interest expense, net of interest income and amounts capitalized	437
	Davis interest expense, net of interest income and amounts capitalized	557
	Pro forma combined interest expense	$994

(b)	Yuma stock-based compensation net of capitalized cost	2,289
	Davis stock-based compensation net of capitalized cost	933
	Pro forma combined stock-based compensation net of capitalized cost	$3,222

(c)	Yuma unrealized (gains) losses on commodity derivatives	950
	Davis unrealized (gains) losses on commodity derivatives	7,025
	Pro forma combined unrealized (gains) losses on commodity derivatives	$7,975

Comparative Per Share Information

The following table sets forth certain historical net income (loss) per share of Yuma and Davis and per share book value information on an unaudited pro forma condensed consolidated combined basis after giving effect to the merger under the reverse acquisition purchase method of accounting and on a pro forma basis.

The unaudited pro forma condensed consolidated combined per share information does not purport to represent what the results of operations or financial position of Yuma would actually have been had the merger occurred at the beginning of the periods shown or to project Yuma’s results of operations or financial position for any future period or date. Such pro forma information is derived from, and should be read in conjunction with, the unaudited pro forma condensed consolidated combined financial information and accompanying notes included in this proxy statement/prospectus as described under “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” beginning on page [●].

The historical per share information is derived from, and should be read in conjunction with, the financial statements for Yuma, and the financial statements for Davis, both included elsewhere herein. Neither Yuma nor Davis declared any cash dividends related to their respective common stock during the periods presented.

	As of and for the Six Months Ended June 30 , 2016	As of and for the Year Ended December 31, 2015
Yuma – Historical
Net loss per common share from continuing operations (a):
Basic	$(0.27)	$(0.23)
Diluted	$(0.27)	$(0.23)
Book value per common share (b)	$0.69	$0.95

Davis – Historical
Net loss per common share from continuing operations: (c)
Basic	$(0.18)	$(0.44)
Diluted	$(0.18)	$(0.44)
Book value per common share (b)	$0.15	$0.25

Unaudited Pro Forma Condensed Consolidated Combined Amounts
Net loss per common share from continuing operations: (e)
Basic (d)	$(1.91)	$(3.07)
Diluted (d)	$(1.91)	$(3.07)
Book value per common share (b)(d)(f)	$1.87

(a)	For Yuma, includes a pre-tax ceiling test write-down of $11.0 million attributable to Yuma for the six months ended June 30, 2016.

(b)
Computed by dividing stockholders’ equity by the weighted average number of shares of common stock at the end of such period plus the dilutive effect of interests in securities (such as outstanding equity awards).

(c)
For Davis, the year ended December 31, 2015, includes a pre-tax ceiling test write-down of $42.9 million, and the  six months ended June 30, 2016 includes a pre-tax ceiling test write-down of $ 18.5 million.

(d)	Based on the pro forma net income which gives effect to the merger under the reverse acquisition method of accounting.

(e)
Computed by dividing stockholders’ equity by the number of weighted average outstanding shares of Yuma common stock at the end of such period, adjusted to include the estimated number of shares of Yuma Delaware common stock and preferred stock to be issued in the merger plus the dilutive effect of interests in securities (such as outstanding equity awards) at the end of such period.

(f)
Gives effect to the reincorporation and the merger, including a 1-for-10 reverse split of Yuma common stock into shares of Yuma Delaware common stock, conversion of each share of Yuma preferred stock into 3.5 shares of Yuma Delaware common stock effective upon closing of the reincorporation and conversion of Davis common stock into Yuma Delaware common stock as a result of the merger.

Comparative Per Share Market Price and Dividend Information

Yuma common stock has been listed for trading on the NYSE MKT under the symbol “YUMA” since September 11, 2014. Prior to that date, the Yuma common stock was traded on the NYSE MKT under the symbol “PDO.” The following table sets forth, for the periods indicated, the high and low sales prices per share of Yuma common stock on the NYSE MKT.

For current price information, you should consult publicly available sources. Yuma has neither declared nor paid any cash dividends on its common stock in the past three years. Davis has neither declared nor paid any cash dividends on its common stock during the past three years. Yuma does not anticipate declaring any dividends on its common stock in the foreseeable future. Yuma Delaware does not anticipate declaring any dividends on its common stock in the foreseeable future.

Yuma

	Common Stock Price
	High	Low
Quarter Ended
2014
March 31	$7.15	$4.86
June 30	$6.30	$5.03
September 30	$5.92	$3.81
December 31	$4.28	$1.71

2015
March 31	$2.11	$1.01
June 30	$1.17	$0.49
September 30	$0.83	$0.30
December 31	$0.60	$0.13

2016
March 31	$0.33	$0.15
June 30	$0.37	$0.19
September 30 (through August 24 , 2016)	$0.31	$0. 22

The closing price per share of Yuma common stock was $0. 23 on August 24 , 2016.

The following table sets forth the closing prices per share of Yuma common stock, as well as the implied value of the proposed merger consideration for each share of Davis common stock, on February 11, 2016, the last full trading day prior to the public announcement of the merger, and [●], 2016 the last full trading day that this information could practicably be calculated prior to the date of this proxy statement/prospectus, which was calculated by assuming that (A) all issued and outstanding shares of Yuma common stock are exchanged for an aggregate of approximately 7.2 million shares of Yuma Delaware common stock at the closing of the reincorporation, (B) all issued and outstanding shares of Yuma preferred stock convert into an aggregate of approximately 1.9 million shares of Yuma Delaware common stock at the closing of the reincorporation, (C) Davis has approximately 150.6 million shares of common stock issued and outstanding on the effective date of the merger; (D) Davis does not issue any restricted stock awards to its employees between the date of the merger agreement and the effective time of the merger, and (E) Yuma Delaware issues approximately 14.5 million shares of its common stock in the merger.

	Yuma Common Stock	Implied Value Per Share of Davis Common Stock
February 11, 2016	$0.19	$0.183
[●], 2016	[●]	[●]

RISK FACTORS

In addition to the other information contained in this proxy statement/prospectus, including the matters addressed in “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the following risk factors before deciding how to vote. You should also read and consider the risk factors associated with each of the businesses of Yuma and Davis because these risk factors may affect the operations and financial results of the combined company.

Risks Relating to the Reincorporation

As a stockholder of a Delaware corporation, your rights after the reincorporation will be different from, and may be less favorable than, your current rights as a stockholder of a California corporation.

Upon completion of the reincorporation, the rights of Yuma shareholders will be governed by the Yuma Delaware certificate of incorporation, as amended and restated, the Yuma Delaware bylaws, as amended and restated, and applicable Delaware law. While there will be substantial similarities between their rights after the reincorporation and their rights as Yuma shareholders prior to the reincorporation, various differences are noted in “The Reincorporation – Significant Differences Between the Corporation Laws of California and Delaware,” beginning on page [●]. Some of these differences may be less favorable to shareholders of Yuma.

These include a new forum selection provision in the amended and restated certificate of incorporation of Yuma Delaware, which provides that the state and federal courts in the State of Delaware shall be the sole and exclusive forum for stockholder derivative actions or proceedings, claims asserting breaches of fiduciary duties by Yuma Delaware’s directors and officers, claims against Yuma Delaware or its directors or officers under the Yuma Delaware amended and restated certificate of incorporation, the Yuma Delaware amended and restated bylaws and applicable Delaware law, or actions against Yuma Delaware or its directors or officers under the internal affairs doctrine. While Yuma believes that adoption of a Delaware forum selection provision is in the best interests of Yuma Delaware and its stockholders, currently, several legal challenges to companies’ forum selection provisions are pending. Further, state or federal courts in other jurisdictions may not be willing to adhere to Yuma Delaware’s forum selection provision.

The reincorporation is subject to conditions, including certain conditions that may not be satisfied, or completed on a timely basis, if at all. If Yuma fails to complete the reincorporation, Yuma cannot obtain the expected benefits of the reincorporation and Yuma may suffer administrative losses and expenses based on its efforts to seek the reincorporation.

The reincorporation is subject to a number of conditions to completion. These include shareholder approval of the reincorporation, the merger agreement, the amendment to the Yuma certificate of determination and the proposals related to the amended and restated certificate of incorporation, and acceptance of Yuma Delaware common stock on the NYSE MKT. Yuma cannot predict whether and when these other conditions will be satisfied. Any failure to complete or delay in completing the reincorporation could cost Yuma additional time, expense, effort and attention, as well as cause Yuma not to realize some or all of the expected benefits expected as a result of completing the reincorporation successfully within its expected time frame. See “The Merger Agreement – Conditions to Completion of the Merger” beginning on page [●].

Risks Relating to the Merger

Because all of the merger consideration to be received by Davis stockholders is a fixed percentage of Yuma Delaware common stock and the market price of shares of Yuma common stock will fluctuate, Davis stockholders cannot be sure of the market value of the merger consideration they will receive.

Upon the effective time of the merger, Yuma Delaware will issue and Davis common stockholders will receive approximately 0.0956 shares of Yuma Delaware common stock for each share of Davis common stock held immediately prior to the effective time of the merger (or an aggregate of approximately 14.5 million shares of Yuma Delaware common stock which may change based upon the number of outstanding shares of Yuma Delaware common stock on the date of the merger), and Davis preferred stockholders will receive approximately 0.0956 shares of Yuma Delaware preferred stock for each share of Davis preferred stock held immediately prior to the effective time of the merger (or an aggregate of approximately 3.3 million shares of Yuma Delaware preferred stock which may change based upon the number of outstanding shares of Yuma Delaware common stock on the date of the merger). Because the aggregate number of shares of Yuma Delaware common stock will not be adjusted as a result of changes in the market price of Yuma common stock, the dollar value of the merger consideration Davis stockholders will receive will fluctuate with the market price of Yuma common stock. The merger agreement does not include a price-based termination right or provisions that would limit the impact of increases or decreases in the market price of Yuma common stock or adjust the merger consideration or the exchange ratio as a result of any change in the market price of shares of Yuma common stock between the date of this proxy statement/prospectus and the date that Davis stockholders receive shares of Yuma Delaware common stock and Yuma Delaware preferred stock upon conversion of their shares of Davis common stock or preferred stock. The market price of Yuma Delaware common stock will likely be different, and may be lower, on the date Davis stockholders receive their shares of Yuma Delaware common stock and Yuma Delaware preferred stock than the market price of shares of Yuma common stock as of the date of this proxy statement/prospectus.

During the 12-month period ended on March 31, 2016, shares of Yuma common stock traded in a range from a low of $0.15 to a high of $1.17 and ended that period at $0.21 per share. See “Summary – Comparative Per Share Market Price and Dividend Information” beginning on page [●] for more detailed share price information. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in oil and natural gas prices, changes in Yuma’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond Yuma’s control. If the market price of Yuma common stock declines after Davis stockholders vote, they may receive less dollar value than they expected when they voted. Neither Yuma nor Davis is permitted to terminate the merger agreement, adjust the merger consideration or resolicit the vote of Davis stockholders because of changes in the market price of Yuma common stock.

The merger agreement limits Yuma’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that could adversely impact competing proposals to acquire Yuma. These provisions include the prohibition on Yuma generally from soliciting any acquisition proposal or offer for a competing transaction and the requirement that Yuma pay a termination fee of approximately $1.5 million in cash if the merger agreement is terminated in specified circumstances in connection with an alternative transaction. In addition, even if the board of directors of Yuma determines that a competing proposal to acquire Yuma is superior, Yuma may not exercise its right to terminate the merger agreement unless it notifies Davis of its intention to do so and gives Davis at least four business days to propose revisions to the terms of the merger agreement or to make another proposal in response to the competing proposal. See “The Merger Agreement—No Solicitation” beginning on page [●].

Davis required Yuma to agree to these provisions as a condition to Davis’ willingness to enter into the merger agreement. These provisions, however, might discourage a third party that might have an interest in acquiring all or a significant part of Yuma from considering or proposing that acquisition, even if that party were prepared to pay consideration with a higher value than the current proposed merger consideration. Furthermore, the termination fee may result in a potential competing acquiror proposing to pay a lower per share price to acquire Yuma than it might otherwise have proposed to pay.

The opinions obtained by the board of directors of Yuma from its financial advisor will not reflect changes in circumstances between signing the merger agreement and the completion of the merger.

The Yuma board of directors has not requested an updated opinion as of the date of this proxy statement/prospectus from ROTH, Yuma’s financial advisor, nor has it obtained such an update since the board is not aware of any material changes to Yuma, Davis or their respective businesses, results of operations or financial positions. The opinions were necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to the financial advisor as of February 8, 2016, two days prior to the date of the February 10, 2016 opinion and as of February 8 for the May 25, 2016 opinion. Developments subsequent to the date of such opinions, including changes in the operations and prospects of Davis or Yuma, general market and economic conditions and other factors that may be beyond the control of Davis and Yuma, may affect such opinions. The opinions are included as Annex F to this proxy statement/prospectus. For a description of the opinions that the Yuma board of directors received from its financial advisor and a summary of the material financial analyses ROTH provided to the Yuma board of directors in connection with rendering such opinions, please refer to the section entitled “The Merger—Opinions of ROTH Capital Partners, LLC to the Yuma Board of Directors” beginning on page [●].

Yuma shareholders will have a significantly reduced ownership and voting interest after the merger and will exercise less influence over management.

Immediately after the completion of the merger, it is expected that former holders of Yuma common stock and Yuma preferred stock, who now collectively own 100% of Yuma, will own approximately 38.9% of Yuma Delaware common stock (excluding the Yuma Delaware preferred stock that is convertible into Yuma Delaware common stock), based on the number of shares of Yuma common stock outstanding as of [●], 2016. In addition, such former holders of Yuma common stock and Yuma preferred stock will hold approximately [●]% of the voting power of the issued and outstanding shares of Yuma after the closing of the merger.

The merger and related transactions are subject to approval by the stockholders of both Yuma and Davis.

In order for the merger to be completed, both Yuma shareholders and Davis stockholders must approve and adopt the merger agreement, which requires the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Yuma common stock, at least 66⅔% of the issued and outstanding shares of Yuma preferred stock, a majority of the issued and outstanding shares of Davis common stock voting together with the Davis preferred stock on an as-converted basis and a majority of the issued and outstanding shares of Davis preferred stock voting as a separate class.

Any delay in completing the merger may substantially reduce the benefits expected to be obtained from the merger.

The closing of the merger is conditioned on obtaining various approvals by Yuma’s and Davis’ respective stockholders and a number of other conditions beyond the control of Yuma and Davis. These conditions may prevent or delay the merger from being completed. Yuma and Davis cannot predict whether or when the conditions required to complete the merger will be satisfied. Any delay in completing the merger may materially adversely affect the ability of the combined company to attain the benefits that Yuma and Davis expect to achieve from the merger. If the merger is not completed on or before September 30, 2016, either Yuma or Davis may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to fulfill any material obligations under the merger agreement or a material breach of the merger agreement by such party. See “The Merger Agreement —Conditions to the Completion of the Merger” beginning on page [●].

Merger-related charges will be incurred.

Yuma and Davis estimate that, as a result of the merger, the combined company expects to incur merger-related cash expenses of approximately $ 4.0 million (excluding Davis’ severance related expenses of $5.0 million and the termination of Davis’ management fee estimated at $1.0 million), consisting of investment banking, legal and accounting fees and financial printing and other related charges. The foregoing amount is a preliminary estimate and the actual amount may be higher or lower. Moreover, the combined company is likely to incur additional expenses in future periods in connection with the integration of Yuma’s and Davis’ businesses.

Failure to complete the merger could negatively impact the stock price and the future business and financial results of Yuma.

If the merger is not completed, the ongoing business of Yuma may be adversely affected and Yuma would be subject to a number of risks, including the following:

●
Yuma will not realize the benefits expected from the merger, including a potentially enhanced competitive and financial position, and instead will be subject to all the risks it currently faces as an independent company;

●	Yuma may experience negative reactions from the financial markets and Yuma’s customers and employees;

●
under the merger agreement, Yuma may be required to pay to Davis a termination fee of approximately $1.5 million if the merger agreement is terminated under certain circumstances. If such termination fee is payable, the payment of this fee could have material and adverse consequences to the financial condition and operations of Yuma. See “The Merger Agreement — Termination of the Merger Agreement” beginning on page [●];

●
the merger agreement places certain restrictions on the conduct of Yuma’s business prior to the completion of the merger or the termination of the merger agreement. Such restrictions, the waiver of which is subject to the consent of Davis, may prevent Yuma from making certain acquisitions, taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the merger. See “The Merger Agreement — Conduct of Business of Yuma and Yuma Delaware Pending the Merger” for a description of the restrictive covenants applicable to Yuma beginning on page [●];

●
matters relating to the merger (including integration planning) may require substantial commitments of time and resources by Yuma management, which would otherwise have been devoted to other opportunities that may have been beneficial to Yuma as an independent company; and

●
Yuma will continue to be out of compliance with its senior credit facility and will be subject to the terms and provisions under its senior credit facility including the possible acceleration of the outstanding principal and interest.

Risks Relating to Yuma’s Business

Yuma has restated its prior consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on its stock price.

As discussed under Management’s Discussion and Analysis of Financial Condition and Results of Operations of Yuma – Discussion of Restatement of Non-Cash Errors in the Computation of Income Tax Provision and Recording of Deferred Taxes and in Note 26 – Restatement of Previously Issued Financial Statements in the Notes to the Consolidated Financial Statements of Yuma included in this proxy statement/prospectus, Yuma has restated its audited consolidated financial statements as of December 31, 2015 and 2014, and for the years ended December 31, 2015, 2014 and 2013 and its unaudited consolidated financial statements for all interim periods commencing with the quarter ended March 31, 2014 through the quarter ended December 31, 2015 (the “Restated Periods”). The determination to restate the financial statements for the Restated Periods was made by the Yuma audit committee upon management’s recommendation following the identification of non-cash errors in the computation of its income tax provision and the recording of its deferred taxes related to its asset retirement obligations, its stock based compensation, its allocation of the purchase price in the Pyramid merger and resultant amount of goodwill, the tax amortization of that goodwill, the tax treatment of expenses related to the Pyramid merger, the incorrect roll forward of the historic net operating losses and the difference in the book and tax basis in its properties.  As a result, Yuma’s income tax provision and the net amount of its deferred tax liability were restated for the years ended December 31, 2015, 2014 and 2013 and the applicable quarterly periods in 2015 and 2014. Due to the errors, the Yuma audit committee concluded that Yuma’s previously issued financial statements for the Restated Periods should no longer be relied upon. Yuma’s Annual Report on Form 10-K for the year ended December 31, 2015 was amended to, among other things, reflect the restatement of its financial statements for the Restated Periods (the “Restatement”).

As a result of these events, Yuma has become subject to a number of additional costs and risks, including unanticipated costs for accounting and legal fees in connection with or related to the Restatement and the remediation of its ineffective disclosure controls and procedures and material weakness in internal control over financial reporting. In addition, the attention of Yuma’s management team has been diverted by these efforts. Yuma could be subject to additional shareholder, governmental, or other actions in connection with the Restatement or other matters. Any such proceedings will, regardless of the outcome, consume a significant amount of management’s time and attention and may result in additional legal, accounting, insurance and other costs. If Yuma does not prevail in any such proceedings, it could be required to pay substantial damages or settlement costs. In addition, the Restatement and related matters could impair its reputation or could cause its counterparties to lose confidence in it. Each of these occurrences could have a material adverse effect on Yuma’s business, results of operations, financial condition and stock price which could, among other items, result in a default under Yuma’s financing agreements.

Yuma has identified a material weakness in its internal control over financial reporting. Yuma’s failure to establish and maintain effective internal control over financial reporting could result in material misstatements in its financial statements and cause investors to lose confidence in its reported financial information, which in turn could cause the trading price of Yuma’s securities to decline.

Yuma has identified a material weakness in its internal control over financial reporting related to the appropriate policies and procedures in place to properly evaluate the accuracy and presentation of its accounting for income taxes, including the income tax provisions and related deferred tax assets and liabilities and, as a result of such weakness, Yuma’s management concluded that its disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2015. This resulted in the restatement of Yuma’s (i) consolidated balance sheets as of December 31, 2015 and 2014, (ii) consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2015, 2014 and 2013 and (iii) unaudited quarterly financial information for the quarters ended March 31, 2014 through December 31, 2015.

In addition, Yuma may experience delay or be unable to meet its reporting obligations or to comply with SEC rules and regulations, which could result in investigations and sanctions by regulatory authorities. Yuma management’s ongoing assessment of disclosure controls and procedures as well as internal control over financial reporting may in the future identify additional weaknesses and conditions that need to be addressed. Any failure to improve its disclosure controls and procedures or internal control over financial reporting to address identified weaknesses in the future, if they were to occur, could prevent Yuma from maintaining accurate accounting records and discovering material accounting errors, which in turn, could adversely affect its business and the value of Yuma common stock and Yuma preferred stock.

Due to low current commodity prices, Yuma anticipates that it may be required to take write-downs of the carrying values of its properties in 2016.

Accounting rules require that Yuma periodically review the financial statement carrying value of its properties for possible impairment. Based on specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors, Yuma may be required to write down the carrying value of its properties.  A write-down constitutes a non-cash charge to earnings. During the second quarter of 2016, Yuma incurred a non-cash full cost impairment of approximately $11.0 million.

Yuma’s short-term liquidity is significantly constrained, and could severely impact its cash flow and its development of its properties.

Currently, Yuma’s principal sources of liquidity are cash flow from its operations and borrowing under its credit facility. During the year ended December 31, 2015, Yuma borrowed $6.9 million under its credit facility to fund a portion of its capital expenditures. On August 25, 2016 , Yuma entered into the Waiver and Amendment to Waiver and Tenth Amendment to its credit agreement (the “Amendment”), which maintains Yuma’s borrowing base at $29.8 million and automatically reduces its borrowing base to $20.0 million on the earliest (the “amendment termination date”) of (i)  September 23 , 2016, if this registration statement has not been declared effective by the SEC by such date; (ii) the date that is forty-seven days after the date this registration statement has been declared effective by the SEC; (iii)  October 31 , 2016; (iv) September 6, 2016, if the merger agreement is not amended to extend the termination date from September 30, 2016 to a date not earlier than October 31, 2016; and ( v ) in the event of the termination of the merger agreement.  As of August 24 , 2016, Yuma’s total borrowing base was $29.8 million with no remaining availability.  This reduction severely limits Yuma’s liquidity and limits its expenditures to its current cash flow. Furthermore, the Amendment automatically reduces the borrowing base by $9.8 million to $20.0 million on the amendment termination date. Accordingly, Yuma will be in default under its credit agreement if it does not repay $9.8 million by the amendment termination date or obtain a waiver or an extension from its lenders. Failing to obtain such waiver or extension may result in the merger not being completed. As a condition to the merger agreement, Yuma will need to enter into an amendment to its credit agreement to, among other things, take into account the properties of Davis, which Yuma anticipates will help its liquidity; however, Yuma does not anticipate closing the merger until the fourth quarter  of 2016 and will need to obtain a waiver from its lenders, which they may not provide. At this time, Yuma has little capital to develop its properties.

If Yuma is unable to comply with the restrictions and covenants in the agreements governing its indebtedness, there would be a default under the terms of these agreements, which could result in an acceleration of payment of funds that Yuma has borrowed and would impact its ability to make principal and interest payments on its indebtedness and satisfy its other obligations.

The terms of Yuma’s credit agreement require it to comply with certain financial covenants and ratios. Yuma’s ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of cash flows from operations and events or circumstances beyond its control. Yuma’s failure to comply with any of the restrictions and covenants under the credit facility or other debt agreements could result in a default under those agreements, which could cause all of its existing indebtedness to be immediately due and payable.

The credit facility limits the amounts Yuma can borrow to a borrowing base amount, determined by the lenders in their sole discretion based upon projected revenues from the properties securing their loan. For example, Yuma’s lenders have reduced the borrowing base from $29.8 million to $20.0 million effective as of the amendment termination date. Significant recent decreases in the price of crude oil are likely to have an adverse effect on the borrowing base. Yuma’s lenders can unilaterally adjust the borrowing base and the borrowings permitted to be outstanding under the credit facility. Outstanding borrowings in excess of the borrowing base must be repaid immediately, or Yuma must pledge other crude oil and natural gas properties as additional collateral. Yuma does not currently have any substantial unpledged properties, and it may not have the financial resources in the future to make any mandatory principal prepayments required under the credit facility. Yuma anticipates that the merger will add substantial properties that may be pledged under its credit agreement, subject to, among other things, the satisfaction of the closing condition that Yuma or Yuma Delaware enter into a credit agreement to be effective immediately upon the merger that provides for an initial borrowing base and minimum aggregate loan commitments of not less than $44.0 million and be on terms and conditions acceptable to each of Yuma and Davis in their reasonable discretion. However, if the merger is not approved by Yuma’s shareholders, including at least 66⅔% of the issued and outstanding shares of Yuma preferred stock, Yuma will not be able to complete the merger.  Yuma’s inability to borrow additional funds under the credit facility could adversely affect its operations and financial results, and possibly force Yuma into bankruptcy or liquidation.

Any default under the agreements governing Yuma’s indebtedness, including a default under its credit facility that is not waived by the required lenders, and the remedies sought by the holders of any such indebtedness, could make Yuma unable to pay principal and interest on its indebtedness and satisfy its other obligations. If Yuma is unable to generate sufficient cash flows and are otherwise unable to obtain the funds necessary to meet required payments of principal and interest on its indebtedness, or if Yuma otherwise fails to comply with the various covenants, including financial and operating covenants, in the instruments governing its indebtedness, Yuma could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under the credit facility could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against Yuma’s assets, and it could be forced into bankruptcy or liquidation. If Yuma’s operating performance declines, it may in the future need to seek to obtain waivers from the required lenders under the credit facility to avoid being in default and it may not be able to obtain such a waiver. If this occurs, Yuma would be in default under the credit facility, the lenders could exercise their rights as described above, and it could be forced into bankruptcy or liquidation. Yuma cannot assure you that it will be granted waivers or amendments to its debt agreements if for any reason it is unable to comply with these agreements, or that it will be able to refinance its debt on terms acceptable to Yuma, or at all.

Yuma’s audited financial statements for the year ended December 31, 2015 contain a going-concern qualification, raising questions as to Yuma’s continued existence.

Yuma’s independent auditors have issued a going concern opinion, which means that there is substantial doubt regarding Yuma’s ability to continue as a going concern. As of the date of this proxy statement/prospectus, Yuma will require additional funds for the balance of fiscal year 2016 to repay $9.8 million under its credit agreement when the borrowing base is reduced to $20.0 million on the amendment termination date and to continue its operations. If Yuma cannot raise these funds or complete the merger, Yuma may be required to significantly alter its business plan, reduce its activities, sell assets, or Yuma could be forced into bankruptcy or liquidation. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from the possible inability to continue as a going concern.

Yuma’s variable rate indebtedness subjects it to interest rate risk, which could cause its debt service obligations to increase significantly.

Borrowings under Yuma’s credit facility bear interest at variable rates and expose Yuma to interest rate risk. If interest rates increase, Yuma’s debt service obligations on the variable rate indebtedness would increase although the amount borrowed remained the same, and Yuma’s net income and cash available for servicing its indebtedness and for other purposes would decrease.

Oil and natural gas prices are volatile. A substantial or extended decline in commodity prices will likely adversely affect Yuma’s business, financial condition and results of operations and its ability to meet its debt commitments, or capital expenditure obligations and other financial commitments.

Prices for oil, natural gas, and natural gas liquids can fluctuate widely. For example, the NYMEX West Texas Intermediate oil prices have been volatile and ranged from a high of $107.26 per barrel in June 2014 to a low of $26.21 per barrel in February 2016. Also, NYMEX Henry Hub natural gas prices have been volatile and ranged from a high of $6.15 per million British thermal units (MMBtu) in February 2014 to a low of $1.64 per MMBtu in December 2015. Yuma’s revenues, profitability and its future growth and the carrying value of its properties depend substantially on prevailing oil and natural gas prices. Prices also affect the amount of cash flow available for capital expenditures and Yuma’s ability to borrow and raise additional capital. The amount Yuma will be able to borrow under its credit agreement is subject to periodic redetermination based in part on current oil and natural gas prices and on changing expectations of future prices. Lower prices may also reduce the amount of oil and natural gas that Yuma can economically produce and have an adverse effect on the value of its properties.

Historically, the markets for oil and natural gas have been volatile, and they are likely to continue to be volatile in the future. Among the factors that can cause volatility are:

●	the domestic and foreign supply of, and demand for, oil and natural gas;

●	volatility and trading patterns in the commodity-futures markets;

●	the ability of members of OPEC and other producing countries to agree upon and determine oil prices and production levels;

●
social unrest and political instability, particularly in major oil and natural gas producing regions outside the United States, such as Africa and the Middle East, and armed conflict or terrorist attacks, whether or not in oil or natural gas producing regions;

●	the level of consumer product demand;

●	the growth of consumer product demand in emerging markets, such as China;

●	labor unrest in oil and natural gas producing regions;

●	weather conditions, including hurricanes and other natural occurrences that affect the supply and/or demand of oil and natural gas;

●	the price and availability of alternative fuels;

●	the price of foreign imports;

●	worldwide economic conditions; and

●	the availability of liquid natural gas imports.

These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and natural gas.

The long-term effect of these and other factors on the prices of oil and natural gas is uncertain. Prolonged or further declines in these commodity prices may have the following effects on Yuma’s business:

●	adversely affecting Yuma’s financial condition, liquidity, ability to finance planned capital expenditures, and results of operations;

●	reducing the amount of oil and, natural gas that Yuma can produce economically;

●	causing Yuma to delay or postpone a significant portion of its capital projects;

●	materially reducing Yuma’s revenues, operating income, or cash flows;

●	reducing the amounts of Yuma’s estimated proved oil and natural gas reserves;

●	reducing the carrying value of Yuma’s oil and natural gas properties due to recognizing additional impairments of proved properties, unproved properties and exploration assets;

●	reducing the standardized measure of discounted future net cash flows relating to oil and natural gas reserves; and

●	limiting Yuma’s access to, or increasing the cost of, sources of capital such as equity and long-term debt.

Yuma’s operations and future development activities are concentrated in the Greater Masters Creek Field in west central Louisiana. In the event the field does not meet Yuma’s expectations with respect to drilling and future production or Yuma is unable to develop the field due to capital constraints, its future business, financial condition and results of operations will be materially adversely affected.

As set forth elsewhere in this proxy statement/prospectus, Yuma’s Greater Masters Creek Field in west central Louisiana is Yuma’s largest oil and natural gas development project. At December 31, 2015, Yuma held approximately 61,986 net acres in the field. Although the acreage has been partially developed by prior operators, Yuma’s internal geological and engineering evaluation, as substantiated by two independent third-party engineering firms, supports the presence of significant remaining proved and non-proved undeveloped reserves and additional potential. Yuma’s independent petroleum engineering reserve report as of December 31, 2015 includes 22 operated proved undeveloped well locations and three non-operated proved undeveloped well locations, 63 operated non-proved undeveloped locations, and 11 non-operated non-proved undeveloped locations that are held by production or contain existing leaseholds.

As of December 31, 2015, the field contained approximately 84.1% of Yuma’s total proved undeveloped reserves and 83.7% of the PV-10 of such reserves. Additionally, the field’s proved undeveloped reserves represent approximately 61.7% of Yuma’s total proved reserves. Because such a significant portion of Yuma’s operations are concentrated in the field, the success of its operations and its profitability may be disproportionately exposed to the effect of various events with respect to the field, including but not limited to unanticipated costs and delays in drilling, unexpected mechanical and operational problems, fluctuations in prices of natural gas and oil produced from wells, natural disasters, restrictive governmental regulations, transportation capacity constraints, inclement weather, curtailment of production due to unforeseen events, and any resulting delays or interruptions of production from existing or planned new wells in the field.  Yuma is currently seeking joint venture partners to participate in the future drilling and development of these locations, which would reduce Yuma’s participating interest in these locations and thereby reduce its future capital expenditures and associated proved and non-proved reserves and production.  In the Greater Masters Creek Field and as of January 1, 2016, Yuma planned to drill one proved undeveloped well in 2016 and the remaining proved undeveloped wells within five years from the date they were originally recorded. However, Yuma currently plans to defer drilling of the Greater Masters Creek Field well as a result of current commodity prices and will reevaluate its drilling plans after the completion of the merger. Additionally, in the event Yuma’s assumptions and analyses regarding the field are incorrect to any significant degree, the future production from the wells to be drilled may be adversely affected, which in turn could materially adversely affect its business, financial condition and results of operations. In addition, Yuma’s development plan as of January 1, 2016 assumes that the net capital for development of the field will be approximately $105 million over four years. However, such capital plan will be subject to the review and approval of Yuma Delaware’s board of directors following the merger and may not be approved in its current form. In any event, Yuma’s ability to have sufficient capital in accordance with its plan to complete the development of these undeveloped reserves will be subject to its future cash flows, future prices for oil and gas, its ability to bring in other partners, as well as its capital raising abilities. Absent a significant recovery in oil and gas prices, market factors will continue to affect Yuma’s ability to obtain financing, either debt or equity, or attract joint venture partners and will have a significant negative impact on its ability to develop the field as planned and hence, realize the positive cash flow and net income.

Yuma may not be able to drill wells on a substantial portion of its acreage.

Yuma may not be able to drill on a substantial portion of its acreage for various reasons. Yuma may not generate or be able to raise sufficient capital to do so. Further deterioration in commodities prices may also make drilling certain acreage uneconomic. Yuma’s actual drilling activities and future drilling budget will depend on drilling results, oil and natural gas prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, lease expirations, gathering system and pipeline transportation constraints, regulatory approvals and other factors. In addition, any drilling activities Yuma is able to conduct may not be successful or add additional proved reserves to Yuma’s overall proved reserves, which could have a material adverse effect on its future business, financial condition and results of operations.

A significant portion of Yuma’s net leasehold acreage is undeveloped, and that acreage may not ultimately be developed or become commercially productive, which could cause it to lose rights under its leases as well as have a material adverse effect on its oil and natural gas reserves and future production and, therefore, its future cash flow and income.

A significant portion of Yuma’s net leasehold acreage is undeveloped, or acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves. In addition, many of Yuma’s oil and natural gas leases require it to drill wells that are commercially productive, and if it is unsuccessful in drilling such wells, it could lose its rights under such leases. Yuma’s future oil and natural gas reserves and production and, therefore, its future cash flow and income, are dependent on successfully developing its undeveloped leasehold acreage.

Yuma’s undeveloped acreage must be drilled before lease expirations to hold the acreage by production. Failure to drill sufficient wells to hold acreage could result in a substantial lease renewal cost or, if renewal is not feasible, loss of its undeveloped leases and prospective drilling opportunities.

Unless Yuma establishes production within the spacing units covering the undeveloped acres on which some of the locations are identified, the Yuma leases on such acreage will expire. Approximately 79% of Yuma’s total Masters Creek undeveloped acreage will be subject to expiration in 2016, with 20% of such acreage expiring in 2017, and 1% in 2018. As of December 31, 2015, Yuma’s leases representing 76%, 23%, and 1%, respectively, of its total undeveloped acreage are scheduled to expire in 2016, 2017, and 2018. The cost to renew expiring leases may increase significantly, and it may not be able to renew such leases on commercially reasonable terms or at all. If Yuma is unable to fund renewals of expiring leases, it could lose portions of its acreage and its actual drilling activities may differ materially from its current expectations, which could adversely affect Yuma’s business.

Yuma’s ability to sell its production and/or receive market prices for its production may be adversely affected by transportation capacity constraints and interruptions.

If the amount of natural gas, condensate or oil being produced by Yuma and others exceeds the capacity of the various transportation pipelines and gathering systems available in Yuma’s operating areas, it will be necessary for new transportation pipelines and gathering systems to be built. Or, in the case of oil and condensate, it will be necessary for Yuma to rely more heavily on trucks to transport its production, which is more expensive and less efficient than transportation via pipeline. The construction of new pipelines and gathering systems is capital intensive and construction may be postponed, interrupted or cancelled in response to changing economic conditions and the availability and cost of capital. In addition, capital constraints could limit Yuma’s ability to build gathering systems to transport its production to transportation pipelines. In such event, costs to transport its production may increase materially or Yuma might have to shut in its wells awaiting a pipeline connection or capacity and/or sell its production at much lower prices than market or than Yuma currently projects, which would adversely affect Yuma’s results of operations.

A portion of Yuma’s production may also be interrupted, or shut in, from time to time for numerous other reasons, including as a result of operational issues, mechanical breakdowns, weather conditions, accidents, loss of pipeline or gathering system access, field labor issues or strikes, or Yuma might voluntarily curtail production in response to market conditions. If a substantial amount of Yuma’s production is interrupted at the same time, it could adversely affect its cash flow.

Unless Yuma replaces its reserves, its reserves and production will decline, which would adversely affect its financial condition, results of operations and cash flows.

Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Decline rates are typically greatest early in the productive life of a well. Estimates of the decline rate of an oil or natural gas well are inherently imprecise, and are less precise with respect to new or emerging oil and natural gas formations with limited production histories than for more developed formations with established production histories. Yuma’s production levels and the reserves that it currently expects to recover from its wells will change if production from its existing wells declines in a different manner than it has estimated and can change under other circumstances. Thus, Yuma’s future oil and natural gas reserves and production and, therefore, its cash flow and results of operations are highly dependent upon its success in efficiently developing and exploiting its current properties and economically finding or acquiring additional recoverable reserves. Yuma may not be able to develop, find or acquire additional reserves to replace its current and future production at acceptable costs. If Yuma is unable to replace its current and future production, its cash flow and the value of its reserves may decrease, adversely affecting its business, financial condition, results of operations, and potentially the borrowing capacity under its credit facility.

Yuma’s exploration and development drilling efforts and the operation of its wells may not be profitable or achieve its targeted returns.

Yuma requires significant amounts of undeveloped leasehold acreage to further its development efforts. Exploration, development, drilling and production activities are subject to many risks, including the risk that commercially productive reservoirs will not be discovered. Yuma invests in property, including undeveloped leasehold acreage that it believes will result in projects that will add value over time. However, Yuma cannot guarantee that its leasehold acreage will be profitably developed, that new wells drilled by it will be productive or that we will recover all or any portion of our investment in such leasehold acreage or wells. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net reserves to return a profit after deducting operating and other costs. In addition, wells that are profitable may not achieve Yuma’s targeted rate of return. Yuma’s ability to achieve its target results is dependent upon the current and future market prices for oil and natural gas, costs associated with producing oil and natural gas and its ability to add reserves at an acceptable cost.

In addition, Yuma may not be successful in controlling its drilling and production costs to improve its overall return. The cost of drilling, completing and operating a well is often uncertain and cost factors can adversely affect the economics of a project. Yuma cannot predict the cost of drilling and completing a well, and Yuma may be forced to limit, delay or cancel drilling operations as a result of a variety of factors, including:

•	unexpected drilling conditions;

•	downhole and well completion difficulties;

•	pressure or irregularities in formations;

•	equipment failures or breakdowns, or accidents and shortages or delays in the availability of drilling and completion equipment and services;

•	fires, explosions, blowouts and surface cratering;

•	adverse weather conditions, including hurricanes; and

•	compliance with governmental requirements.

Estimates of proved oil and natural gas reserves involve assumptions and any material inaccuracies in these assumptions will materially affect the quantities and the net present value of Yuma’s reserves.

This proxy statement/prospectus contains estimates of Yuma’s proved oil and natural gas reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and natural gas reserves is complex. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from those estimated. Any significant variance could materially affect the estimated quantities and the net present value of Yuma’s reserves. For instance, the SEC mandated prices used in estimating Yuma’s proved reserves are $50.28 per Bbl of oil and $2.59 per MMBtu of natural gas, which are significantly higher than current spot market prices.  Yuma’s properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, Yuma may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond its control.

At December 31, 2015, approximately 73.3% of Yuma’s estimated reserves were classified as proved undeveloped. Recovery of proved undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that Yuma will make significant capital expenditures to develop its reserves. The estimates of these oil and natural gas reserves and the costs associated with development of these reserves have been prepared in accordance with SEC regulations; however, actual capital expenditures will likely vary from estimated capital expenditures, development may not occur as scheduled and actual results may not be as estimated.

The standardized measure of discounted future net cash flows from Yuma’s proved reserves will not be the same as the current market value of its estimated oil and natural gas reserves.

You should not assume that the standardized measure of discounted future net cash flows from Yuma’s proved reserves is the current market value of Yuma’s estimated oil and natural gas reserves. In accordance with SEC requirements in effect at December 31, 2015, 2014 and 2013, Yuma based the discounted future net cash flows from its proved reserves on the 12-month first-day-of-the-month oil and natural gas average prices without giving effect to derivative transactions. Actual future net cash flows from Yuma’s oil and natural gas properties will be affected by factors such as:

●	actual prices Yuma receives for its oil and natural gas;

●	actual cost of development and production expenditures;

●	the amount and timing of actual production; and

●	changes in governmental regulations or taxation.

The timing of both Yuma’s production and its incurrence of expenses in connection with the development and production of oil and natural gas properties will affect the timing and amount of actual future net revenues from proved reserves, and thus their actual present value. In addition, the 10% discount factor Yuma uses when calculating standardized measure may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with Yuma or the oil and natural gas industry in general.  As a corporation, Yuma is treated as a taxable entity for federal income tax purposes and its future income taxes will be dependent on its future taxable income. Actual future prices and costs may differ materially from those used in the present value estimates included in this proxy statement/prospectus which could have a material effect on the value of Yuma’s reserves.

Yuma depends substantially on its key personnel for critical management decisions and industry contacts.

Yuma’s success depends upon the continued contributions of its executive officers and key employees, particularly with respect to providing the critical management decisions and contacts necessary to manage and maintain its company within a highly competitive industry. Competition for qualified personnel can be intense, particularly in the oil and natural gas industry, and there are a limited number of people with the requisite knowledge and experience. Under these conditions, Yuma could be unable to attract and retain these personnel. The loss of the services of any of its executive officers or other key employees for any reason could have a material adverse effect on its business, operating results, financial condition and cash flows.

Yuma’s oil and natural gas activities are subject to various risks which are beyond its control.

Yuma’s operations are subject to many risks and hazards incident to exploring and drilling for, producing, transporting, marketing and selling oil and natural gas. Although Yuma may take precautionary measures, many of these risks and hazards are beyond its control and unavoidable under the circumstances. Many of these risks or hazards could materially and adversely affect Yuma’s revenues and expenses, the ability of certain of its wells to produce oil and natural gas in commercial and economic quantities, the rate of production and the economics of the development of, and its investment in the prospects in which it has or will acquire an interest. Any of these risks and hazards could materially and adversely affect Yuma’s financial condition, results of operations and cash flows. Such risks and hazards include:

●	human error, accidents, labor force and other factors beyond its control that may cause personal injuries or death to persons and destruction or damage to equipment and facilities;

●
blowouts, fires, hurricanes, pollution and equipment failures that may result in damage to or destruction of wells, producing formations, production facilities and equipment and increased drilling and production costs;

●	unavailability of materials and equipment;

●	engineering and construction delays;

●	unanticipated transportation costs and delays;

●	unfavorable weather conditions;

●	hazards resulting from unusual or unexpected geological or environmental conditions;

●	environmental regulations and requirements;

●	accidental leakage of toxic or hazardous materials, such as petroleum liquids, drilling fluids or salt water, into the environment;

●	hazards resulting from the presence of hydrogen sulfide or other contaminants in natural gas Yuma produces;

●	changes in laws and regulations, including laws and regulations applicable to oil and natural gas activities or markets for the oil and natural gas produced;

●	fluctuations in supply and demand for oil and natural gas causing variations of the prices it receives for its oil and natural gas production; and

●	the availability of alternative fuels and the price at which they become available.

As a result of these risks, expenditures, quantities and rates of production, revenues and operating costs may be materially affected and may differ materially from those anticipated by Yuma.

Yuma is subject to complex federal, state, local and other laws and regulations that from time to time are amended to impose more stringent requirements that could adversely affect the cost, manner or feasibility of doing business.

Companies that explore for and develop, produce, sell and transport oil and natural gas in the United States are subject to extensive federal, state and local laws and regulations, including complex tax and environmental, health and safety laws and the corresponding regulations, and are required to obtain various permits and approvals from federal, state and local agencies. If these permits are not issued or unfavorable restrictions or conditions are imposed on Yuma’s drilling activities, it may not be able to conduct its operations as planned. It may be required to make large expenditures to comply with governmental regulations. Matters subject to regulation include:

●	water discharge and disposal permits for drilling operations;

●	drilling bonds;

●	drilling permits;

●	reports concerning operations;

●	air quality, air emissions, noise levels and related permits;

●	spacing of wells;

●	rights-of-way and easements;

●	unitization and pooling of properties;

●	pipeline construction;

●	gathering, transportation and marketing of oil and natural gas;

●	taxation; and

●	waste transport and disposal permits and requirements.

Failure to comply with applicable laws may result in the suspension or termination of operations and subject Yuma to liabilities, including administrative, civil and criminal penalties. Compliance costs can be significant. Moreover, the laws governing Yuma’s operations or the enforcement thereof could change in ways that substantially increase the costs of doing business. Any such liabilities, penalties, suspensions, terminations or regulatory changes could materially and adversely affect Yuma’s business, financial condition and results of operations. Under environmental, health and safety laws and regulations, Yuma also could be held liable for personal injuries, property damage (including site clean-up and restoration costs) and other damages including the assessment of natural resource damages. Such laws may impose strict as well as joint and several liability for environmental contamination, which could subject Yuma to liability for the conduct of others or for Yuma’s own actions that were in compliance with all applicable laws at the time such actions were taken. Environmental and other governmental laws and regulations also increase the costs to plan, design, drill, install, operate and abandon oil and natural gas wells. Moreover, public interest in environmental protection has increased in recent years, and environmental organizations have opposed, with some success, certain drilling projects. Part of the regulatory environment in which Yuma operates includes, in some cases, federal requirements for performing or preparing environmental assessments, environmental impact studies and/or plans of development before commencing exploration and production activities. In addition, Yuma’s activities are subject to regulation by oil and natural gas-producing states relating to conservation practices and protection of correlative rights. These regulations affect Yuma’s operations and limit the quantity of oil and natural gas it may produce and sell. Delays in obtaining regulatory approvals or necessary permits, the failure to obtain a permit or the receipt of a permit with excessive conditions or costs could have a material adverse effect on Yuma’s ability to explore on, develop or produce its properties. Additionally, the oil and natural gas regulatory environment could change in ways that might substantially increase the financial and managerial costs to comply with the requirements of these laws and regulations and, consequently, adversely affect Yuma’s profitability.

Federal, state and local legislation and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

Federal, state, tribal and local governments have been adopting or considering restrictions on or prohibitions of hydraulic fracturing of potentially productive subsurface rock formations in areas where Yuma has operated and non-operated working interests and the operator of such properties could be subject to additional levels of regulation, operational delays or increased operating costs and could have regulatory burdens imposed upon it that could make it more difficult to perform hydraulic fracturing and increase the costs of compliance and doing business.

From time to time, for example, legislation has been proposed in Congress to amend the Safe Drinking Water Act (“SDWA”) to require federal permitting of hydraulic fracturing and the disclosure of chemicals used in the hydraulic fracturing process.  Further, the EPA is conducting a wide-ranging study on the effects of hydraulic fracturing on drinking water resources. In December 2015, the EPA issued a draft final report for public comment and peer review. Other governmental reviews have also been recently conducted or are under way that focus on environmental aspects of hydraulic fracturing.  For example, a BLM rulemaking for hydraulic fracturing practices on federal and Indian lands resulted in a 2015 final rule that requires public disclosure of chemicals used in hydraulic fracturing on federal and Indian lands, confirmation that the wells used in fracturing operations meet proper construction standards and development of plans for managing related flowback water. These activities could result in additional regulatory scrutiny that could make it difficult to perform hydraulic fracturing and increase Yuma’s costs of compliance and doing business with regard to its operated and non-operated properties.

Certain states likewise have adopted, and other states are considering the adoption of regulations that impose new or more stringent requirements for various aspects of hydraulic fracturing operations, such as permitting, disclosure, air emissions, well construction, seismic monitoring, waste disposal and water use. In addition to state laws, local land use restrictions, such as city ordinances, may restrict or prohibit drilling in general or hydraulic fracturing in particular. Such efforts have extended to bans on hydraulic fracturing.

As a working interest owner, Yuma uses a significant amount of water with respect to hydraulic fracturing operations. The inability to locate sufficient amounts of water, or dispose of or recycle water used in exploration and production operations, could adversely impact Yuma’s operations. Moreover, new environmental initiatives and regulations could include restrictions on Yuma’s ability to participate in certain operations such as hydraulic fracturing or disposal of waste, including, but not limited to, produced water, drilling fluids and other wastes associated with the exploration, development or production of oil and natural gas. Compliance with environmental regulations and regulatory permit requirements governing the withdrawal, storage and use of surface water or groundwater necessary for hydraulic fracturing of wells may increase the operating costs of Yuma’s properties and cause delays, interruptions or termination of operations, all of which could have an adverse effect on its results of operations and financial condition. Further, if the use of hydraulic fracturing is limited, prohibited or subjected to further regulation, these requirements could delay or effectively prevent the extraction of oil and natural gas from formations which would not be economically viable without the use of hydraulic fracturing.

Hydraulic fracturing involves the injection of water, sand and various chemicals under pressure into geologic formations to fracture the surrounding rock and stimulate production. This process may give rise to operational issues such as an underground migration of water and chemicals to unintended areas, wellbore integrity, possible surface spillage and contamination caused by mishandling of fracturing fluids, including chemical additives. Properly administering the hydraulic fracturing process entails operational costs and a failure to properly administer the process could cause significant remedial and financial costs.

Regulation related to global warming and climate change could have an adverse effect on Yuma’s operations and demand for oil and natural gas.

Studies over recent years have indicated that emissions of certain gases may be contributing to warming of the Earth’s atmosphere. In response to these studies, governments have been adopting domestic and international climate change regulations that require reporting and reductions of the emission of such greenhouse gases. Methane, a primary component of natural gas, and carbon dioxide, a byproduct of burning oil, natural gas and refined petroleum products, are considered greenhouse gases. Internationally, the United Nations Framework Convention on Climate Change, the Kyoto Protocol and the Paris Agreement address greenhouse gas emissions, and international negotiations over climate change and greenhouse gases are continuing.  Meanwhile, several countries, including those comprising the European Union, have established greenhouse gas regulatory systems.

In the United States, many states, either individually or through multi-state regional initiatives, have begun implementing legal measures to reduce emissions of greenhouse gases, primarily through emission inventories, emission targets, greenhouse gas cap and trade programs or incentives for renewable energy generation, while others have considered adopting such greenhouse gas programs.

At the federal level, the Obama Administration is attempting to address climate change through a variety of administrative actions. The EPA has issued greenhouse gas monitoring and reporting regulations that cover oil and natural gas facilities, among other industries. On July 19, 2011, the EPA amended the oil and natural gas facility greenhouse gas reporting rule to require reporting beginning in September 2012. Beyond measuring and reporting, the EPA issued an “Endangerment Finding” under section 202(a) of the Clean Air Act, concluding certain greenhouse gas pollution threatens the public health and welfare of current and future generations. The finding served as the first step to issuing regulations that require permits for and reductions in greenhouse gas emissions for certain facilities. In March 2014, moreover, the President released a Strategy to Reduce Methane Emissions that included consideration of both voluntary programs and targeted regulations for the oil and gas sector. Towards that end, the EPA released five draft white papers on methane and volatile organic compound emissions and mitigation measures for natural gas compressors, hydraulically fractured oil wells, pneumatic devices, well liquids unloading facilities and natural gas production and transmission facilities. Building on its white papers and the public input on those documents, the EPA issued a proposed rule in 2015 that would set additional standards for methane and emissions from oil and gas production sources, including hydraulically fractured oil wells and natural gas processing and transmission sources.  The EPA intends to issue a final rule in 2016.  In addition, the BLM has proposed standards for reducing venting and flaring on public lands.  The EPA and BLM actions are part of a series of steps by the Administration that are intended to result by 2025 in a 40-45% decrease in methane emissions from the oil and gas industry as compared to 2012 levels.

In the courts, several decisions have been issued that may increase the risk of claims being filed by governments and private parties against companies that have significant greenhouse gas emissions. Such cases may seek to challenge air emissions permits that greenhouse gas emitters apply for and seek to force emitters to reduce their emissions or seek damages for alleged climate change impacts to the environment, people, and property.

Any laws or regulations that may be adopted to restrict or reduce emissions of greenhouse gases could require Yuma to incur additional operating costs, such as costs to purchase and operate emissions controls to obtain emission allowances or to pay emission taxes, and reduce demand for Yuma’s products.

The ongoing implementation of federal legislation enacted in 2010 could have an adverse impact on Yuma’s ability to use derivative instruments to reduce the effects of commodity prices, interest rates and other risks associated with its business.

Historically, Yuma has entered into a number of commodity derivative contracts in order to hedge a portion of Yuma’s oil and natural gas production. On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, which requires the SEC and the Commodity Futures Trading Commission (the “CFTC”), along with other federal agencies, to promulgate regulations implementing the new legislation. The CFTC, in coordination with the SEC and various U.S. federal banking regulators, has issued regulations to implement the so-called “Volcker Rule” under which banking entities are generally prohibited from proprietary trading of derivatives. Although conditional exemptions from this general prohibition are available, the Volcker Rule may limit the trading activities of banking entities that have been counterparties to Yuma’s derivatives trades in the past.

The CFTC also has finalized other regulations implementing the Dodd-Frank Act’s provisions regarding trade reporting, margin and position limits; however, some regulations remain to be finalized and it is not possible at this time to predict when the CFTC will adopt final rules. For example, the CFTC has re-proposed regulations setting position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalents. Certain bona fide hedging transactions are expected to be made exempt from these limits. Also, it is possible that under recently adopted margin rules, some CFTC registered swap dealers may require Yuma to post initial and variation margins in connection with certain swaps not subject to central clearing.

The Dodd-Frank Act and any additional implementing regulations could significantly increase the cost of some commodity derivative contracts (including through requirements to post collateral, which could adversely affect Yuma’s available liquidity), materially alter the terms of some commodity derivative contracts, limit its ability to trade some derivatives to hedge risks, reduce the availability of some derivatives to protect against risks Yuma encounters, and reduce its ability to monetize or restructure its existing commodity derivative contracts. If Yuma reduces its use of derivatives as a consequence, its results of operations may become more volatile and its cash flows may be less predictable, which could adversely affect its ability to plan for and fund capital expenditures. Increased volatility may make Yuma less attractive to certain types of investors. Finally, the Dodd-Frank Act was intended, in part, to reduce the volatility of oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and natural gas. If the implementing regulations result in lower commodity prices, Yuma’s revenues could be adversely affected. Any of these consequences could adversely affect its business, financial condition and results of operations.

Certain federal income tax deductions currently available with respect to crude oil and natural gas and exploration and development may be eliminated as a result of future legislation.

The Obama administration has proposed to eliminate certain key U.S. federal income tax preferences currently available with respect to crude oil and natural gas exploration and production. The proposals include, but are not limited to (i) the repeal of the percentage depletion deduction for crude oil and natural gas properties; (ii) the elimination of current deductions for intangible drilling and development costs; (iii) the elimination of the deduction for certain U.S. production activities; and (iv) an extension of the amortization period for certain geological and geophysical expenditures. In addition, President Obama has recently proposed a $10.25 per barrel tax on oil companies. It is not possible at this time to predict how legislation or new regulations that may be adopted to address these proposals would impact Yuma’s business, but any such future laws and regulations could result in higher federal income taxes, which could negatively affect its financial condition and results of operations. In addition, proposals are made from time to time in states where Yuma operates to implement or increase severance or other taxes at the state level, and any such additional taxes would have similarly adverse effects on it.

Yuma participates in oil and natural gas leases with third parties who may not be able to fulfill their commitments to its projects.

Yuma frequently owns less than 100% of the working interest in the oil and natural gas leases on which it conducts operations, and other parties own the remaining portion of the working interest. Financial risks are inherent in any operation where the cost of drilling, equipping, completing and operating wells is shared by more than one person. Yuma could be held liable for joint activity obligations of other working interest owners, such as nonpayment of costs and liabilities arising from the actions of other working interest owners. In addition, declines in oil and natural gas prices may increase the likelihood that some of these working interest owners, particularly those that are smaller and less established, are not able to fulfill their joint activity obligations. A partner may be unable or unwilling to pay its share of project costs, and, in some cases, a partner may declare bankruptcy. In the event any of Yuma’s project partners do not pay their share of such costs, it would likely have to pay those costs, and it may be unsuccessful in any efforts to recover these costs from its partners, which could materially adversely affect its financial position.

Yuma cannot be certain that the insurance coverage maintained by it will be adequate to cover all losses that may be sustained in connection with all oil and natural gas activities.

Yuma maintains general and excess liability policies, which it considers to be reasonable and consistent with industry standards. These policies generally cover:

●	personal injury;

●	bodily injury;

●	third party property damage;

●	medical expenses;

●	legal defense costs;

●	pollution in some cases;

●	well blowouts in some cases; and

●	workers compensation.

As is common in the oil and natural gas industry, Yuma will not insure fully against all risks associated with its business either because such insurance is not available or because it believes the premium costs are prohibitive. A loss not fully covered by insurance could have a material effect on its financial position, results of operations and cash flows.  There can be no assurance that the insurance coverage that it maintains will be sufficient to cover claims made against it in the future.

Title to the properties in which Yuma has an interest may be impaired by title defects.

Yuma generally obtains title opinions on significant properties that it drills or acquires. However, there is no assurance that Yuma will not suffer a monetary loss from title defects or title failure.  Additionally, undeveloped acreage has greater risk of title defects than developed acreage. Generally, under the terms of the operating agreements affecting Yuma’s properties, any monetary loss is to be borne by all parties to any such agreement in proportion to their interests in such property. If there are any title defects or defects in assignment of leasehold rights in properties in which Yuma holds an interest, it will suffer a financial loss.

The unavailability or high cost of drilling rigs, pressure pumping equipment and crews, other equipment, supplies, water, personnel and oil field services could adversely affect Yuma’s ability to execute its exploration and development plans on a timely basis and within its budget.

The oil and natural gas industry is cyclical and, from time to time, there have been shortages of drilling rigs, equipment, supplies, water or qualified personnel. During these periods, the costs and delivery times of rigs, equipment and supplies are substantially greater. In addition, the demand for, and wage rates of, qualified drilling rig crews rise as the number of active rigs in service increases. Increasing levels of exploration and production may increase the demand for oilfield services and equipment, and the costs of these services and equipment may increase, while the quality of these services and equipment may suffer. The unavailability or high cost of drilling rigs, pressure pumping equipment, supplies or qualified personnel can materially and adversely affect its operations and profitability.

Yuma depends on the skill, ability and decisions of third-party operators of the oil and natural gas properties in which it has a non-operated working interest.

The success of the drilling, development and production of the oil and natural gas properties in which Yuma has or expects to have a non-operating working interest is substantially dependent upon the decisions of such third-party operators and their diligence to comply with various laws, rules and regulations affecting such properties. The failure of third-party operators to make decisions, perform their services, discharge their obligations, deal with regulatory agencies, and comply with laws, rules and regulations, including environmental laws and regulations in a proper manner with respect to properties in which Yuma has an interest could result in material adverse consequences to Yuma’s interest in such properties, including substantial penalties and compliance costs. Such adverse consequences could result in substantial liabilities to Yuma or reduce the value of its properties, which could materially affect its results of operations.

Hedging transactions may limit Yuma’s potential gains and increase its potential losses.

In order to manage its exposure to price risks in the marketing of Yuma’s oil, natural gas, and natural gas liquids production, it has entered into oil, natural gas, and natural gas liquids price hedging arrangements with respect to a portion of its anticipated production and it may enter into additional hedging transactions in the future. While intended to reduce the effects of volatile commodity prices, such transactions may limit its potential gains and increase its potential losses if commodity prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose Yuma to the risk of loss in certain circumstances, including instances in which:

●	its production is less than expected;

●	there is a widening of price differentials between delivery points for its production; or

●	the counterparties to its hedging agreements fail to perform under the contracts.

Yuma may be unsuccessful in combining Davis’ business with its existing business.

The success of the merger will depend, in part, on Yuma’s ability to realize the anticipated benefits and synergies from combining Yuma’s business and existing asset base with the business of Davis and the assets obtained in the merger of Davis. To realize these anticipated benefits, the businesses must be successfully integrated. If Yuma is not able to achieve these objectives, or it is not able to achieve these objectives on a timely basis, the anticipated benefits of the merger may not be realized fully or at all. In addition, the actual integration may result in additional and unforeseen expenses, which could reduce the anticipated benefits of the merger. These integration difficulties could have a material adverse effect on Yuma’s business, financial condition and results of operations.

Loss of Yuma’s information and computer systems could adversely affect its business.

Yuma is heavily dependent on its information systems and computer based programs, including its well operations information, seismic data, electronic data processing and accounting data. If any of such programs or systems were to fail or create erroneous information in Yuma’s hardware or software network infrastructure, possible consequences include Yuma’s loss of communication links, inability to find, produce, process and sell oil and natural gas and inability to automatically process commercial transactions or engage in similar automated or computerized business activities. Any such consequence could have a material adverse effect on Yuma’s business.

A terrorist attack or armed conflict could harm Yuma’s business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or other countries may adversely affect the United States and global economies and could prevent Yuma from meeting its financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for Yuma’s production and causing a reduction in its revenues. Oil and natural gas related facilities could be direct targets of terrorist attacks, and Yuma’s operations could be adversely impacted if infrastructure integral to its customers’ operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Risks Relating to Davis’ Business

Certain industry-related risks described under “Risks Related to Yuma’s Business” also apply to the business of Davis and the post-merger combined company.

Certain industry-related risks described above under “Risks Related to Yuma’s Business” and identified in the list below by reference to their captions are also applicable to the business of Davis and the post-merger combined company.  Accordingly, for each of the below referenced risk factors, the full text and considerations set forth above under “Risks Related to Yuma’s Business” apply as well to Davis and the combined company, and you should read any reference to Yuma in the full text and considerations of such risk factors as also referencing Davis and the combined company as parenthetically indicated in the list of captions below:

●
Oil and natural gas prices are volatile. A substantial or extended decline in commodity prices will likely adversely affect Yuma’s (and Davis’ and the post-merger combined company’s) business, financial condition and results of operations and its ability to meet its debt commitments, or capital expenditure obligations and other financial commitments.

●
Yuma’s (and Davis’ and the post-merger combined company’s) ability to sell its production and/or receive market prices for its production may be adversely affect by transportation capacity constraints and interruptions.

●	Yuma’s (and Davis’ and the post-merger combined company’s) oil and natural gas activities are subject to various risks which are beyond its control.

●
Yuma (and each of Davis and the post-merger combined company) is subject to complex federal, state, local and other laws and regulations that from time to time are amended to impose more stringent requirements that could adversely affect the cost, manner or feasibility of doing business.

●	Federal, state and local legislation and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

●	Regulation related to global warming and climate change could have an adverse effect on Yuma’s (and Davis’ and the post-merger combined company’s) operations and demand for oil and natural gas.

●
The ongoing implementation of federal legislation enacted in 2010 could have an adverse impact on Yuma’s (and Davis’ and the post-merger combined company’s) ability to use derivative instruments to reduce the effects of commodity prices, interest rates and other risks associated with its business.

●	Certain federal income tax deductions currently available with respect to crude oil and natural gas and exploration and development may be eliminated as a result of future legislation.

●
The unavailability or high cost of drilling rigs, pressure pumping equipment and crews, other equipment, supplies, water, personnel and oil field services could adversely affect Yuma’s (and Davis’ and the post-merger combined company’s) ability to execute its exploration and development plans on a timely basis and within its budget.

●
Yuma (and Davis’ and the post-merger combined company’s) depends on the skill, ability and decisions of third-party operators of the oil and natural gas properties in which it has a non-operated working interest.

●	Loss of Yuma’s (and Davis’ and the post-merger combined company’s) information and computer systems could adversely affect its business.

●	A terrorist attack or armed conflict could harm Yuma’s (and Davis’ and the post-merger combined company’s) business.

Davis’ hedging program may limit potential gains from increases in commodity prices or may result in losses or may be inadequate to protect Davis against continuing and prolonged declines in commodity prices.

Davis enters into hedging arrangements from time to time to reduce its exposure to fluctuations in oil and natural gas prices and to achieve more predictable cash flow. Davis’ hedges at December 31, 2015, and as of the date of this proxy statement/prospectus, are in the form of swaps and collars placed with the commodity trading branches of Regions Bank.  Davis cannot assure you that these or future counterparties will not become credit risks in the future. Hedging arrangements expose Davis to risks in some circumstances, including situations when the counterparty to the hedging contract defaults on the contractual obligations or there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received. These hedging arrangements may also limit the benefit Davis could receive from increases in the market or spot prices for oil and natural gas.

For the year ended December 31, 2015, Davis’ recognized $3.3 million of hedging gains which in total represented 15% of Davis’ oil and gas revenue including the hedging gains for the year. Davis cannot assure you that the hedging transactions it has entered into, or will enter into, will adequately protect it from fluctuations in oil and natural gas prices.  In addition, at April 8, 2016, Davis had approximately 3,000 MMBtu/day of natural gas volumes and approximately 400 Bbls/day of crude oil hedged for the remainder of 2016.  These hedges may be inadequate to protect Davis from continuing and prolonged declines in oil and natural gas prices.  To the extent that oil and natural gas prices remain at current levels or decline further, Davis will not be able to hedge future production at the same pricing level as its current hedges and its results of operations and financial condition would be negatively impacted.

Davis’ future success depends upon its ability to find, develop, produce and acquire additional oil and natural gas reserves that are economically recoverable.

As is generally the case in the Louisiana and Texas Gulf Coast region, where approximately 55% of Davis’ current production for 2015 is located, many of Davis’ producing properties are characterized by high initial production rates followed by a decline in production.  For production from unconventional wells (wells that incorporate horizontal drilling and extensive hydraulic fracking) production rates initially decline steeply but after the first year or two production begins to decline at a much more gradual rate.  The majority of Davis’ Gulf Coast wells (both conventional and unconventional) are at a point in their productive lives that is beyond the initial decline rate.  Nevertheless, in order to maintain or increase its reserves, Davis must continue to locate and develop or acquire new oil and natural gas reserves to replace those being depleted by production. Davis must do this even during periods of low oil and natural gas prices when it is difficult to raise the capital necessary to finance its exploration, development and acquisition activities. Without successful exploration, development or acquisition activities, Davis’ reserves and revenues will continue to decline. Davis may not be able to find and develop or acquire additional reserves at an acceptable cost or have access to necessary financing for these activities, either of which would have a material adverse effect on its financial condition.

Approximately 55% of Davis’ production is exposed to the additional risk of severe weather, including hurricanes and tropical storms, as well as flooding, coastal erosion and sea level rise.

Approximately 55% of Davis’ production in 2015 and approximately 61% of its estimated proved reserves are located along the Louisiana and Texas Gulf Coast region. Operations in this area are subject to severe weather, including hurricanes and tropical storms, as well as flooding, coastal erosion and sea level rise. Some of these adverse conditions can be severe enough to cause substantial damage to facilities and possibly interrupt production.

In accordance with customary industry practices, Davis maintains insurance against some, but not all, of the risks associated with severe weather; however, losses could occur for uninsured risks or in amounts in excess of existing insurance coverage. Davis cannot assure you that it will be able to maintain adequate insurance in the future at rates it considers reasonable or that any particular types of coverage will be available. An event that is not fully covered by insurance could have a material adverse effect on Davis’ financial position and results of operations.

Davis’ actual production, revenues and expenditures related to its reserves are likely to differ from its estimates of proved reserves. Davis may experience production that is less than estimated and drilling costs that are greater than estimated in its reserve report. These differences may be material.

Although the estimates of Davis’ oil and natural gas reserves and future net cash flows attributable to those reserves were prepared by Netherland, Sewell & Associates, Inc. (“NSAI”), its independent petroleum and geological engineers, Davis is ultimately responsible for the disclosure of those estimates. Reserve engineering is a complex and subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, including:

●	historical production from the area compared with production from other similar producing wells;

●	the assumed effects of regulations by governmental agencies;

●	assumptions concerning future oil and natural gas prices; and

●	assumptions concerning future operating costs, severance and excise taxes, development costs and work-over and remedial costs.

Because all reserve estimates are to some degree subjective, each of the following items may differ materially from those assumed in estimating proved reserves:

●	the quantities of oil and natural gas that are ultimately recovered;

●	the production and operating costs incurred;

●	the amount and timing of future development expenditures; and

●	future oil and natural gas sales prices.

Furthermore, different reserve engineers may make different estimates of reserves and cash flows based on the same available data. Davis cannot assure you that the difference between Davis’ actual production and the production estimated in the prior year’s reserve report will not be material in the future.

Approximately 36.2% of Davis’ estimated proved reserves at December 31, 2015, are undeveloped and 31.4% were developed, non-producing. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that Davis will make significant capital expenditures to develop and produce its reserves. Although Davis has prepared estimates of its oil and natural gas reserves and the costs associated with these reserves in accordance with industry standards, Davis cannot assure you that the estimated costs are accurate, that the development will occur as scheduled or that the actual results will be as estimated. Statutes and regulations may affect both the timing and quantity of recovery of estimated reserves. Such statutes and regulations, and their enforcement, have changed in the past and may change in the future, and may result in upward or downward revisions to current estimated proved reserves.

You should not assume that the standardized measure of discounted cash flows is the current market value of Davis’ estimated oil and natural gas reserves. In accordance with SEC requirements, the standardized measure of discounted cash flows from proved reserves at December 31, 2015 are based on twelve-month average prices and costs as of the date of the estimate. These prices and costs will change and may be materially higher or lower than the prices and costs as of the date of the estimate. Any changes in consumption by oil and natural gas purchasers or in governmental regulations or taxation may also affect actual future net cash flows. The actual timing of development activities, including related production and expenses, will affect the timing of future net cash flows and any differences between estimated development timing and actual could have a material effect on standardized measure. In addition, the 10% discount factor Davis uses when calculating standardized measure of discounted cash flows for reporting requirements in compliance with accounting requirements is not necessarily the most appropriate discount factor. The effective interest rate at various times and the risks associated with Davis’ operations or the oil and natural gas industry in general will affect the accuracy of the 10% discount factor.

Davis may be unable to successfully identify, execute or effectively integrate future acquisitions, which may negatively affect its results of operations.

Acquisitions of oil and gas properties have been an important element of Davis’ business in the last several years.  Davis has pursued and consummated acquisitions that have provided it opportunities to grow its production and reserves. Davis regularly engages in discussions with, and submits proposals to, acquisition candidates; however, there is no assurance that it will be able to successfully negotiate the terms of an acquisition, finance the acquisition or, if the acquisition occurs, effectively integrate the acquired properties into its existing business. Negotiation of potential acquisitions and the integration of acquired business operations may require a disproportionate amount of management's attention and its resources.  After a proposed acquisition has been concluded, there is no assurance that any new business or property will generate revenues comparable to Davis’ existing business or that the anticipated cost efficiencies or synergies will be realized or that the new properties will be integrated successfully or operated profitably. The success of each acquisition depends on a number of factors, including the ability to estimate accurately the recoverable volumes of reserves, rates of future production and future net revenues attainable from the reserves and to assess possible environmental liabilities. Davis’ inability to successfully identify, execute or effectively integrate acquisitions may negatively affect its results of operations.

Even though Davis performs due diligence reviews (including a review of title and other records) of the major properties it seeks to acquire that it believes is consistent with industry practices, these reviews have an inherent degree of uncertainty. Even an in-depth review of records and properties may not necessarily reveal existing or potential problems or permit Davis to become familiar enough with the properties to assess fully their deficiencies and potential. Even when problems are identified, Davis may assume certain environmental and other risks and liabilities in connection with the acquired businesses and properties. The discovery of any material liabilities associated with Davis’ acquisitions could harm its results of operations.

In addition, acquisitions of businesses may require additional debt or equity financing, resulting in additional leverage or dilution of ownership. Davis’ bank credit facility contains certain covenants that limit, or which may have the effect of limiting, among other things acquisitions, capital expenditures, the sale of assets and the incurrence of additional indebtedness.

Losses and liabilities from uninsured or underinsured drilling and operating activities could have a material adverse effect on Davis’ financial condition and operations.

Davis maintains several types of insurance to cover its operations, including worker’s compensation and comprehensive general liability. Amounts over base coverages are provided by primary and excess umbrella liability policies. Davis also maintains operator's extra expense coverage, which covers the control of drilling or producing wells as well as redrilling expenses and pollution coverage for wells out of control.

Davis may not be able to maintain adequate insurance in the future at rates it considers reasonable, or it could experience losses that are not insured or that exceed the maximum limits under its insurance policies. If a significant event that is not fully insured or indemnified occurs, it could materially and adversely affect Davis’ financial condition and results of operations.

Due to low current commodity prices, Davis may be required to take write-downs of the carrying values of its properties.

Accounting rules require that Davis periodically review the financial statement carrying value of its properties for possible impairment. Based on specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors, Davis may be required to write down the carrying value of its properties.  A write-down constitutes a non-cash charge to earnings. As a result in substantial declines in commodity prices, Davis recognized ceiling test write-downs totaling $42.9 million during the year ended December 31, 2015 and $10.7 million during the first quarter of 2016.  The risk that Davis will be required to further write down the carrying value of its oil and gas properties increases when oil and natural gas prices are low or volatile. In addition, write-downs may occur if Davis experiences substantial downward adjustments to its estimated proved reserves or its unproved property values, or if estimated future development costs increase.

Davis faces strong competition from larger oil and natural gas companies that may negatively affect its ability to carry on operations.

Davis operates in the highly competitive areas of oil and natural gas exploration, development and production. Factors that affect Davis’ ability to compete successfully in the marketplace include:

●	the availability of funds and information relating to a property;

●	the standards established by Davis for the minimum projected return on investment; and

●	the transportation of natural gas.

Davis’ competitors include major integrated oil companies, substantial independent energy companies, affiliates of major interstate and intrastate pipelines and national and local natural gas gatherers, many of which possess greater financial and other resources than Davis does. If Davis is unable to successfully compete against its competitors, its business, prospects, financial condition and results of operations may be adversely affected.

Operating hazards may adversely affect Davis’ ability to conduct business.

Davis’ operations are subject to risks inherent in the oil and natural gas industry, such as:

●	unexpected drilling conditions including blowouts, cratering and explosions;

●	uncontrollable flows of oil, natural gas or well fluids;

●	equipment failures, fires or accidents;

●	pollution and other environmental risks; and

●	shortages in experienced labor or shortages or delays in the delivery of equipment.

These risks could result in substantial losses to Davis from injury and loss of life, damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. Davis’ operations and properties located in coastal waters and offshore are also subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions and more extensive governmental regulation. These regulations may, in certain circumstances, impose strict liability for pollution damage or result in the interruption or termination of operations.

Reserves may differ from estimates; standardized measure is not necessarily indicative of fair value.

Approximately 36.2% of Davis’ estimated proved reserves at December 31, 2015, are undeveloped and 24.7% were developed, non-producing. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that Davis will make significant capital expenditures to develop and produce its reserves. Although Davis has prepared estimates of its oil and natural gas reserves and the costs associated with these reserves in accordance with industry standards, Davis cannot assure you that the estimated costs are accurate, that the development will occur as scheduled or that the actual results will be as estimated. Statutes and regulations may affect both the timing and quantity of recovery of estimated reserves. Such statutes and regulations, and their enforcement, have changed in the past and may change in the future, and may result in upward or downward revisions to current estimated proved reserves.

You should not assume that the standardized measure of discounted cash flows is the current market value of Davis’ estimated oil and natural gas reserves. In accordance with SEC requirements, the standardized measure of discounted cash flows from proved reserves at December 31, 2015 are based on twelve-month average prices and costs as of the date of the estimate. These prices and costs will change and may be materially higher or lower than the prices and costs as of the date of the estimate. Any changes in consumption by oil and natural gas purchasers or in governmental regulations or taxation may also affect actual future net cash flows. The actual timing of development activities, including related production and expenses, will affect the timing of future net cash flows and any differences between estimated development timing and actual could have a material effect on standardized measure. In addition, the 10% discount factor Davis uses when calculating standardized measure of discounted cash flows for reporting requirements in compliance with accounting requirements is not necessarily the most appropriate discount factor. The effective interest rate at various times and the risks associated with Davis’ operations or the oil and natural gas industry in general will affect the accuracy of the 10% discount factor.

Risks Relating to the Combined Company’s Operations After Consummation of the Merger

Following the merger, Yuma Delaware will have limited liquidity which could adversely affect its ability to operate its business and realize development opportunities, and which, in turn, may limit future cash flows and its ability to remain in compliance with debt covenants and make payments on its debt.

The aggregate outstanding indebtedness of Davis and Yuma, respectively, will be combined as a result of the merger and become indebtedness of Yuma Delaware, the surviving corporation.  As of August 1, 2016, the aggregate principal amount of outstanding indebtedness, net of cash on hand, was $5.8 million with respect to Davis, and $29.8 million with respect to Yuma.  As a condition to the merger, Yuma or Yuma Delaware must enter into a reserve based revolving credit facility effective immediately following the merger which provides an initial borrowing base and minimum aggregate loan commitments of not less than $44.0 million and other terms acceptable to each of Davis and Yuma in their reasonable discretion.  If such condition is not satisfied by September 30, 2016, then either Davis or Yuma may terminate the merger agreement in accordance with its terms.

Although Yuma and Davis believe that the combined company will have reasonable debt levels after the closing of the merger relative to its anticipated assets and cash flow, the combined company will also have limited liquidity, which could be detrimental to financing its future operations and to developing properties as required to create future cash flows.  Subject to covenants and restrictions under its credit facility and the availability of future financing, Yuma Delaware may also incur additional indebtedness in the future which could provide proceeds to fund capital expenditures which could enhance future cash flows, such as drilling and completion activities.  However, additional indebtedness could result in a high level of debt for the combined company which could have important consequences for you, including the following:

●
it may be more difficult for Yuma Delaware to satisfy its obligations with respect to its outstanding indebtedness and any failure to comply with the obligations of any of its debt agreements, including financial and other restrictive covenants, could result in an event of default under the agreements governing such indebtedness;

●
as debt increases, Yuma Delaware will need to use an increasing portion of its cash flows to pay interest on its debt, which will reduce the portion of future cash flows available for operations, capital expenditures, expansion, acquisitions or general corporate or other business activities;

●	Yuma Delaware may be more vulnerable to economic downturns and adverse developments in its industry or the economy in general, especially extended or further declines in oil and natural gas prices;

●	with a higher level of debt than some of its competitors, Yuma Delaware may be at a competitive disadvantage for the acquisition of properties and participation in development opportunities; and

●	high future debt levels of Yuma Delaware could limit its flexibility in planning for, or reacting to, changes in its business and the industry in which it operates.

Yuma Delaware’s ability to meet its expenses, including debt obligations, and to fund capital expenditures which could enhance future cash flows, such as drilling and completion activities, will depend on its future performance, which will be affected significantly by crude oil and natural gas prices as well as financial, business, economic, regulatory and other factors. Yuma Delaware will not be able to control many of these factors, such as commodity prices, economic conditions and governmental regulation. Yuma Delaware cannot be certain that its cash flow from operations will be sufficient to allow it to fund anticipated capital expenditures and to pay the principal and interest on its debt and meet its other obligations. If Yuma Delaware does not have enough cash to fund anticipated capital expenditures and to service its debt, it may be required to curtail capital spending or to refinance all or part of its existing debt, sell assets, borrow more money or raise equity. Yuma Delaware may not be able to refinance its debt, sell assets, borrow more money or raise equity on terms acceptable to us, if at all.

We may not be able to successfully integrate the businesses of Yuma and Davis following the merger.

The success of the merger depends in large part upon our ability to integrate our organizations, operations, systems and personnel. The integration of two previously independent companies is a challenging, time-consuming and costly process. Yuma and Davis have operated and, until the effective time of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with suppliers, customers and employees or to achieve the anticipated benefits of the merger. In addition, successful integration of the companies will require the dedication of significant management resources, which will temporarily detract attention from the day-to-day businesses of the combined company. If we are not able to integrate our organizations, operations, systems and personnel in a timely and efficient manner, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

Yuma’s merger with Davis, if completed, may not achieve its intended results.

Yuma and Davis entered into the merger agreement with the expectation that the merger would result in various benefits, cost savings and operating efficiencies. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether the business of Yuma is integrated in an efficient and effective manner. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues generated by the combined company, and diversion of management’s time and energy and could have an adverse effect on the combined company’s financial position, results of operations or cash flows.

Yuma Delaware’s business plan includes substantial capital requirements which may require additional debt or equity financing.

Yuma Delaware expects to make substantial capital expenditures for the acquisition, development, production and exploration of its oil and gas properties in order to fully realize its business plan. Yuma Delaware’s capital requirements will depend on numerous factors, and it cannot predict accurately the exact timing and amount of its capital requirements. Although Yuma Delaware intends to finance a substantial portion of its future capital expenditures through cash flow from operations, cash on hand, and its revolving credit facility, it may require additional funds which could come from debt or equity financing or asset sales. A decrease in expected revenues or adverse change in market conditions could make obtaining financing economically unattractive or impossible or reduce the value Yuma Delaware expects to receive from asset divestitures.

A significant increase in Yuma Delaware’s indebtedness, or an increase in its indebtedness that is proportionately greater than its issuances of equity could negatively impact its ability to remain in compliance with the financial covenants under Yuma Delaware’s revolving credit facility which could force it to limit or defer its planned oil and gas leasing, exploration and development program. Moreover, if Yuma Delaware is unable to finance its growth as expected, it could be required to sell assets, seek alternative financing, the terms of which may not be attractive to Yuma Delaware, or reduce the scope of its business plan.

In addition, a significant increase in Yuma Delaware’s indebtedness could cause it to be unable to obtain sufficient credit capacity with counterparties to finance the hedging of its future crude oil and gas production which may limit its ability to manage price risk. As a result of these factors, Yuma Delaware may lack the capital necessary to fully pursue its drilling program, obtain credit necessary to enter into derivative contracts to hedge its future crude oil and gas production or to capitalize on other business opportunities.

To service its indebtedness, Yuma Delaware will require a significant amount of cash. Yuma Delaware’s ability to generate cash depends on many factors beyond its control, and any failure to meet its debt obligations could harm its business, financial condition and results of operations.

Yuma Delaware’s ability to make payments on and to refinance its indebtedness and to fund planned capital expenditures will depend on its ability to generate sufficient cash flow from operations in the future. To a certain extent, this is subject to general economic, financial, competitive, legislative and regulatory conditions and other factors that are beyond Yuma Delaware’s control, including the prices that Yuma Delaware receives for its oil and natural gas production.

Yuma Delaware cannot assure you that its business will generate sufficient cash flow from operations or that future borrowings will be available to it under its bank credit facility in an amount sufficient to enable it to pay principal and interest on its indebtedness or to fund its other liquidity needs. If Yuma Delaware’s cash flow and capital resources are insufficient to fund its debt obligations, Yuma Delaware may be forced to reduce its planned capital expenditures, sell assets, seek additional equity or debt capital or restructure its debt. Yuma Delaware cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all. In addition, any failure to make scheduled payments of interest and principal on Yuma Delaware’s outstanding indebtedness would likely result in a reduction of its credit rating, which could harm its ability to incur additional indebtedness on acceptable terms. Yuma Delaware’s cash flow and capital resources may be insufficient for payment of interest on and principal of its debt in the future and any such alternative measures may be unsuccessful or may not permit Yuma Delaware to meet scheduled debt service obligations, which could cause Yuma Delaware to default on its obligations and could impair its liquidity.

A financial downturn or negative credit market conditions may have lasting effects on Yuma Delaware’s liquidity, business and financial condition that it cannot predict.

Liquidity is essential to Yuma Delaware’s business. Yuma Delaware’s liquidity could be substantially negatively affected by an inability to obtain capital in the long-term or short-term debt capital markets or equity capital markets or an inability to access bank financing.  As a condition to the merger, Yuma or Yuma Delaware must enter into a reserve based revolving credit facility effective immediately following the merger which provides an initial borrowing base and minimum aggregate loan commitments of not less than $44.0 million and other terms acceptable to each of Davis and Yuma in their reasonable discretion.  If such condition is not satisfied by September 30, 2016, then either Davis or Yuma may terminate the merger agreement in accordance with its terms.  There can be no assurance, however, that the proposed credit facility will provide sufficient liquidity to support its planned capital expenditures under all economic conditions. An extended downturn in crude oil and natural gas commodities prices, a prolonged credit crisis or turmoil in the domestic or global financial systems could materially affect Yuma Delaware’s liquidity, business and financial condition. Conditions such as these have adversely impacted financial and commodities markets in the past and have created substantial volatility and uncertainty, and could do so again. Negative credit market conditions could materially affect Yuma Delaware’s liquidity and may inhibit Yuma Delaware’s lender from fully funding Yuma Delaware’s bank credit facility or cause the lender to make the terms of Yuma Delaware’s bank credit facility costlier and more restrictive. A weak economic environment could also adversely affect the collectability of Yuma Delaware’s trade receivables or performance by its suppliers and cause its commodity derivative arrangements to be ineffective if Yuma Delaware’s counterparties are unable to perform their obligations or seek bankruptcy protection. Additionally, negative economic conditions could lead to reduced demand for oil, natural gas and NGLs or lower prices for oil, natural gas and NGLs, which could have a negative impact on Yuma Delaware’s revenues.

Yuma Delaware may not be able to obtain adequate financing when the need arises to execute its long-term operating strategy.

Yuma Delaware’s ability to execute its long-term operating strategy is highly dependent on having access to capital when the need arises. Yuma Delaware historically has addressed its long-term liquidity needs through bank credit facilities, issuances of equity securities, sales of assets, farm outs, joint ventures and cash provided by operating activities. Yuma Delaware will examine the following alternative sources of long-term capital as dictated by current economic conditions:

●	borrowings from banks or other lenders;

●	the sale of certain assets;

●	the issuance of common stock, preferred stock or other equity securities;

●	joint venture financing; and

●	production payments.

The availability of these sources of capital when the need arises will depend upon a number of factors, some of which are beyond Yuma Delaware’s control. These factors include general economic and financial market conditions, oil and natural gas prices, Yuma Delaware’s credit ratings, interest rates, market perceptions of Yuma Delaware or the oil and gas industry, Yuma Delaware’s market value and Yuma Delaware’s operating performance. Yuma Delaware may be unable to execute its long-term operating strategy if it cannot obtain capital from these sources when the need arises.

Restrictive debt covenants could limit Yuma Delaware’s growth and its ability to finance its operations, fund its capital needs, respond to changing conditions and engage in other business activities that may be in its best interests.

Yuma Delaware anticipates that its proposed bank credit facility will contain a number of significant covenants that, among other things, restrict or limit its ability to:

●	pay dividends or distributions on its capital stock or issue preferred stock;

●	repurchase, redeem or retire its capital stock or subordinated debt;

●	make certain loans and investments;

●	place restrictions on the ability of subsidiaries to make distributions;

●	sell assets, including the capital stock of subsidiaries;

●	enter into certain transactions with affiliates;

●	create or assume certain liens on Yuma Delaware’s assets;

●	enter into sale and leaseback transactions;

●	merge or to enter into other business combination transactions;

●	enter into transactions that would result in a change of control; or

●	engage in other corporate activities.

Also, Yuma Delaware’s bank credit facility anticipates that its proposed bank credit facility will require it to maintain compliance with specified financial ratios and satisfy certain financial condition tests. Although the terms of such financial ratios are not yet available, Yuma Delaware’s anticipates that its ability to comply with these ratios and financial condition tests may be affected by events beyond its control, and Yuma Delaware cannot assure you that it will meet these ratios and financial condition tests.  Further, these financial ratio restrictions and financial condition tests could limit Yuma Delaware’s ability to obtain future financings, make needed capital expenditures, withstand a future downturn in its business or the economy in general or otherwise conduct necessary corporate activities. Yuma Delaware may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants under its bank credit facility impose on it.

A breach of any of these covenants or its inability to comply with the required financial ratios or financial condition tests could result in a default under Yuma Delaware’s bank credit facility. A default, if not cured or waived, could result in all indebtedness outstanding under Yuma Delaware’s bank credit facility to become immediately due and payable and entitle the lenders to exercise remedies under terms of the credit facility, such as foreclosure of mortgage liens with respect to oil and gas properties and other assets securing the credit facility. If default should occur, Yuma Delaware may not be able to pay all such debt or borrow sufficient funds to refinance it. Even if new financing were then available, it may not be on terms that are acceptable to Yuma Delaware. If Yuma Delaware were unable to repay those amounts, the lender could accelerate the maturity of the debt and proceed against any collateral granted to it to secure such defaulted debt.

Risks Relating to Yuma Delaware Common Stock Following the Merger

The trading price of Yuma Delaware common stock may be volatile.

The trading price of shares of Yuma common stock has from time to time fluctuated widely and in the future Yuma Delaware common stock may be subject to similar fluctuations. The trading price may be affected by a number of factors including the risk factors set forth in this document, as well as Yuma Delaware’s operating results, financial condition, drilling activities and general conditions in the oil and natural gas exploration and development industry, the economy, the securities markets and other events.

The influx of such a substantial number of shares into the public market could have a significant negative effect on the trading price of Yuma Delaware common stock. In recent years broad stock market indices, in general, and smaller capitalization companies, in particular, have experienced substantial price fluctuations. In a volatile market, Yuma Delaware may experience wide fluctuations in the market price of its common stock. These fluctuations may have an extremely negative effect on the market price of Yuma Delaware common stock.

Certain provisions of Delaware law, Yuma Delaware’s amended and restated certificate of incorporation and amended and restated bylaws could hinder, delay or prevent a change in control of Yuma Delaware, which could adversely affect the price of Yuma Delaware common stock.

Certain provisions of Delaware law, Yuma Delaware’s amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change in control of Yuma Delaware. In addition, Yuma Delaware’s amended and restated certificate of incorporation and amended and restated bylaws include the following provisions:

●
Number of Directors, Board Vacancies, Term of Office. Yuma Delaware’s amended and restated certificate of incorporation and amended and restated bylaws provide that only the board of directors may set the number of directors. Pursuant to the bylaws of Yuma Delaware the board of directors has the exclusive right, by the affirmative vote of a majority of the remaining directors, to fill vacancies on the board even if the remaining directors do not constitute a quorum. These provisions of the bylaws also provide that any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred, rather than the next annual meeting of stockholders as would otherwise be the case, and until his or her successor is elected and qualifies.

●
Advance Notice Provisions for Stockholder Nominations and Proposals. Yuma Delaware’s amended and restated bylaws require advance written notice for stockholders to nominate persons for election as directors at, or to bring other business before, any meeting of stockholders. This bylaw provision limits the ability of stockholders to make nominations of persons for election as directors or to introduce other proposals unless Yuma Delaware is notified in a timely manner prior to the meeting.

●
Amending the Bylaws. Yuma Delaware’s amended and restated certificate of incorporation permits its board of directors to adopt, alter or repeal any provision of the bylaws or to make new bylaws. Yuma Delaware’s amended and restated bylaws also may be amended by the affirmative vote of its stockholders.

●
Authorized but Unissued Shares. Under Yuma Delaware’s amended and restated certificate of incorporation, its board of directors has authority to cause the issuance of preferred stock from time to time in one or more series and to establish the terms, preferences and rights of any such series of preferred stock, all without approval of its stockholders. Nothing in its amended and restated certificate of incorporation precludes future issuances without stockholder approval of the authorized but unissued shares of Yuma Delaware common stock.

After the closing of the merger, the former majority stockholders of Davis are expected to collectively beneficially hold approximately [●]% of the voting power of the outstanding shares of Yuma Delaware common stock and Yuma Delaware preferred stock and to have substantial influence over Yuma Delaware, which may limit Yuma Delaware stockholders’ ability to influence the outcome of important transactions, including a change of control.

After the closing of the merger, the former majority stockholders of Davis, Evercore Capital Partners, Red Mountain Capital Partners and Sankaty Advisors, are expected to beneficially hold, in the aggregate, [●]% of the outstanding shares of Yuma Delaware common stock and 99.4% of the outstanding shares of Yuma Delaware preferred stock based on the number of shares anticipated to be outstanding at the closing of the merger.  As a result, such stockholders will hold approximately [●]% of the voting power of the issued and outstanding shares of Yuma Delaware. Additionally, three members of the board of directors of Yuma Delaware (J. Christopher Teets, Neeraj Mital and Stuart E. Davies) will have been appointed by these former majority stockholders of Davis. As a result, these stockholders, if acting together, may be able to influence or control matters requiring approval by Yuma Delaware’s stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of Yuma Delaware, could deprive its stockholders of an opportunity to receive a premium for their Yuma Delaware common stock as part of a sale of Yuma Delaware and might ultimately affect the market price of Yuma Delaware common stock.

Offerings of debt by Yuma Delaware, which would be senior to Yuma Delaware’s common stock upon liquidation, and/or issuance of preferred stock, which would be senior to Yuma Delaware common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of Yuma Delaware’s common stock.

Yuma Delaware may from time to time issue debt securities in connection with any number of activities, including strategic acquisitions, repayment of debt, capital expenditures and other uses. Upon liquidation, holders of such debt securities and lenders with respect to other borrowings by Yuma Delaware will receive distributions of Yuma Delaware’s available assets prior to the holders of Yuma Delaware’s common stock.

Yuma Delaware’s board of directors is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of the stockholders. Yuma Delaware’s board of directors also has the power, without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over Yuma Delaware common stock with respect to dividends or upon Yuma Delaware’s dissolution, winding-up and liquidation and other terms. If Yuma Delaware issues preferred stock in the future that has a preference over its common stock with respect to the payment of dividends or upon its liquidation, dissolution, or winding-up, or if Yuma Delaware issues preferred stock with voting rights that dilute the voting power of the common stock, the rights of holders of Yuma Delaware common stock or the market price of Yuma Delaware common stock could be adversely affected.

In addition, offerings of Yuma Delaware common stock or of securities linked to Yuma Delaware common stock may dilute the holdings of Yuma Delaware existing common stockholders or reduce the market price of Yuma Delaware common stock. Holders of Yuma Delaware common stock are not entitled to preemptive rights.

Offerings of debt by Yuma Delaware, which would be senior to Yuma Delaware’s common stock upon liquidation, and/or issuance of preferred stock, which would be senior to Yuma Delaware common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of Yuma Delaware’s common stock.

Yuma Delaware may from time to time issue debt securities in connection with any number of activities, including strategic acquisitions, repayment of debt, capital expenditures and other uses. Upon liquidation, holders of such debt securities and lenders with respect to other borrowings by Yuma Delaware will receive distributions of Yuma Delaware’s available assets prior to the holders of Yuma Delaware’s common stock.

Yuma Delaware’s board of directors is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of the stockholders. Yuma Delaware’s board of directors also has the power, without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over Yuma Delaware common stock with respect to dividends or upon Yuma Delaware’s dissolution, winding-up and liquidation and other terms. If Yuma Delaware issues preferred stock in the future that has a preference over its common stock with respect to the payment of dividends or upon its liquidation, dissolution, or winding-up, or if Yuma Delaware issues preferred stock with voting rights that dilute the voting power of the common stock, the rights of holders of Yuma Delaware common stock or the market price of Yuma Delaware common stock could be adversely affected.

In addition, offerings of Yuma Delaware common stock or of securities linked to Yuma Delaware common stock may dilute the holdings of Yuma Delaware existing common stockholders or reduce the market price of Yuma Delaware common stock. Holders of Yuma Delaware common stock are not entitled to preemptive rights.

THE COMPANIES

Yuma Energy, Inc.

Yuma Energy, Inc. is an independent Houston-based exploration and production company.  Yuma is focused on the acquisition, development, and exploration for conventional and unconventional oil and natural gas resources, primarily in the U.S. Gulf Coast and California. Yuma was incorporated in California on October 7, 1909. Yuma has employed a 3-D seismic-based strategy to build a multi-year inventory of development and exploration prospects. Its current operations are focused on onshore assets located in central and southern Louisiana, where it is targeting the Austin Chalk, Tuscaloosa, Wilcox, Frio, Marg Tex and Hackberry formations. In addition, Yuma has a non-operated position in the Bakken Shale in North Dakota and operated positions in Kern and Santa Barbara Counties in California. Yuma’s common stock is traded on the NYSE MKT under the trading symbol “YUMA.” Yuma’s Series A Preferred Stock is traded on the NYSE MKT under the trading symbol “YUMAprA.”

Yuma’s principal executive offices are located at 1177 West Loop South, Suite 1825, Houston, Texas 77027, and its telephone number is (713) 968-7000. Yuma’s website address is www.yumaenergyinc.com, although the information on its website is not deemed to be part of this proxy statement/prospectus.

At December 31, 2015, Yuma’s estimated total proved oil and natural gas reserves, as prepared by its independent reserve engineering firm, Netherland, Sewell & Associates, Inc. (“NSAI”), were approximately 13,261 MBoe, consisting of 6,916 MBbls of oil, 2,051 MBbls of natural gas liquids, and 25,770 MMcf of natural gas. Approximately 26.7% of Yuma’s proved reserves were classified as proved developed. Yuma maintains operational control of approximately 78% of its proved reserves. For the year ended December 31, 2015, Yuma’s production averaged 1,792 Boe/d compared to 2,143 Boe/d for the year ended December 31, 2014. Yuma’s total revenues for the year ended December 31, 2015 were $23,719,410 compared to $42,057,910 for the year ended December 31, 2014. For the six months ended June 30, 2016, Yuma’s production averaged 1,515 Boe/d compared to 1,797 Boe/d for the six months ended June 30, 2015. Yuma’s total revenues for the six months ended June 30, 2016 were $5,200,246 compared to $9,481,162 for the six months ended June 30, 2015.

Recent Developments

In April 2016, a party to the participation agreement dated July 31, 2013 relating to Yuma’s Greater Masters Creek Area exercised its option to participate under the participation agreement for a four percent working interest.

Yuma Delaware Merger Subsidiary, Inc. and Yuma Merger Subsidiary, Inc.

Yuma Delaware Merger Subsidiary, Inc., a Delaware corporation, is a direct wholly owned subsidiary of Yuma and was formed solely for the purpose of consummating the reincorporation.  Yuma Merger Subsidiary, Inc., a Delaware corporation, is a direct wholly owned subsidiary of Yuma Delaware and was formed solely for the purpose of consummating the merger. Neither Yuma Delaware Merger Subsidiary, Inc. nor Yuma Merger Subsidiary, Inc. has carried on any activities to date, except for activities incidental to formation and activities undertaken in connection with the reincorporation and the merger. Their principal executive offices are located at 1177 West Loop South, Suite 1825, Houston, Texas 77027, and their telephone number is (713) 968-7000.

Davis Petroleum Acquisition Corp.

Davis Petroleum Acquisition Corp. is an independent Houston-based oil and gas company focused on acquisition, exploration and development of domestic oil and gas properties with approximately 4.7 million Boe of proved reserves as of December 31, 2015.   Davis’ company-operated properties are conventional fields located onshore in south Louisiana and the upper Texas Gulf Coast, and its non-operated properties include Eagle Ford and Eaglebine properties in east Texas.  Over 90% of the common stock of Davis is owned by entities controlled by or co-investing with Evercore Capital Partners, Red Mountain Capital Partners and Sankaty Advisors.

Davis’ principal executive offices are located at 1330 Post Oak Blvd., Suite 600, Houston, Texas  77056, and its telephone number is (713) 439-6757. Davis’ website address is www.davispetroleumcorp.com, although the information on its website is not deemed to be part of this proxy statement/prospectus.

At December 31, 2015, Davis’ estimated total proved oil and natural gas reserves, as prepared by its independent reserve engineering firm, NSAI, were approximately 4,782 MBoe, consisting of 2,196 MBbls of oil and natural gas liquids, and 15,518 MMcf of natural gas. Approximately 63.8% of Davis’ proved reserves were classified as proved developed. Davis maintains operational control of approximately 62% of its proved reserves. For the year ended December 31, 2015, Davis’ production averaged 2,068 Boe/d compared to 3,011 Boe/d for the year ended December 31, 2014. Davis’ total revenues for the year ended December 31, 2015 were $18,774,000 compared to $58,694,000 for the year ended December 31, 2014. For the six months ended June 30, 2016, Davis’ production averaged 1,660 Boe/d compared to 2,407 Boe/d for the six months ended June 30, 2015. Davis’ total revenues for the six months ended June 30, 2016 were $5.5 million compared to $12.2 million for the six months ended June 30, 2015.

2016 Operational Developments

In March 2016, Davis completed its third operated well in the Cameron Canal gas field in which it holds a 100% working interest.  The new E.E. Broussard #1 ST2 well was initially tested at a gross rate of 6,290 Mcf/d of natural gas and 360 Bbl/d of oil.  Average production from the  E.E. Broussard #1 ST2 well i n August 2016 was approximately 4,500 Mcf/d of natural gas and 200 Bbl/d of oil.

YUMA SPECIAL MEETING

General

This proxy statement/prospectus is being furnished to Yuma shareholders in connection with the solicitation of proxies by the Yuma board of directors to be used at the special meeting of shareholders to be held at [●], on [●], 2016, at [●] a.m., local time, and at any adjournment or postponement of that meeting. This proxy statement/prospectus and the enclosed form of proxy card are first being sent to Yuma shareholders on or about [●], 2016.

Purpose of the Yuma Special Meeting

At the Yuma special meeting, holders of Yuma common stock and preferred stock as of the record date of [●], 2016 will be asked to consider and vote on:

Proposal 1:
the proposal to approve and adopt the merger agreement and the transactions contemplated thereby (as further described in the sections of this proxy statement/prospectus entitled “The Merger” and “The Merger Agreement”);

Proposal 2:	the proposal to approve the reincorporation (as further described herein under the section of this proxy statement/prospectus entitled “The Reincorporation”);

Proposal 3:
the proposals to approve six provisions in the amended and restated certificate of incorporation of Yuma Delaware that will be in effect after completion of the merger and that are not in the current restated articles of incorporation of Yuma (as further described herein under the section of this proxy statement/prospectus entitled “Amended and Restated Certificate of Incorporation of Yuma Delaware Proposals”):

Proposal 3A:
a provision in the amended and restated certificate of incorporation of Yuma Delaware that decreases the authorized shares of Yuma Delaware common stock from 300,000,000 shares to 100,000,000 shares and increases the authorized shares of Yuma Delaware preferred stock from 10,000,000 to 20,000,000 shares;

Proposal 3B:
a provision in the amended and restated certificate of incorporation of Yuma Delaware that provides the Yuma Delaware board of directors with the authority to set the number of directors on the board pursuant to the bylaws of Yuma Delaware;

Proposal 3C:
the provision in the amended and restated certificate of incorporation of Yuma Delaware that provides for the classification of the board of directors of Yuma Delaware into three classes with staggered terms;

	Proposal 3D:	a provision in the amended and restated certificate of incorporation of Yuma Delaware that restricts the ability of stockholders to remove directors without cause;

Proposal 3E:
the provision in the amended and restated certificate of incorporation concerning classification of directors which provides that, if at any time the former stockholders of Davis beneficially own less than 50% of the aggregate voting power of all outstanding shares of stock entitled to vote in the election of Yuma Delaware’s directors, at each annual meeting of stockholders following such date, each of the successor directors elected at such annual meeting shall serve for a one-year term; and

Proposal 3F:
a provision in the amended and restated certificate of incorporation of Yuma Delaware that requires certain actions and proceedings with respect to Yuma Delaware be brought in the federal or state courts located within the state of Delaware; and

Proposal 4:
the proposal to approve and adopt the amendments to the Yuma certificate of determination (as further described herein under the section of this proxy statement/prospectus entitled “Amendment to the Yuma Certificate of Determination Proposal”);

Proposal 5:
the proposal to approve and adopt the amendment to the Yuma Energy, Inc. 2014 Long-Term Incentive Plan to increase the number of shares available by 4.1 million (as further described herein under the section of this proxy statement/prospectus entitled “Amendment to the Yuma Energy, Inc. 2014 Long-Term Incentive Plan Proposal”); and

Proposal 6:	the proposal to adjourn the Yuma special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve and adopt the proposals listed above.

Recommendation of the Yuma Board of Directors

Yuma’s board of directors has unanimously (i) determined that the reincorporation, the merger agreement, the merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of Yuma and its shareholders, (ii) approved the reincorporation, the merger agreement, the merger and the other transactions contemplated thereby, (iii) approved the amended and restated certificate of incorporation of Yuma Delaware, (iv) approved the amendments to the Yuma certificate of determination, (v) approved the amendment to the 2014 Plan; and (vi) approved the proposal to authorize Yuma’s board of directors, in its discretion, to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

The Yuma board of directors unanimously recommends that Yuma shareholders vote:

●	“FOR” the proposal to approve and adopt the merger agreement;

●	“FOR” the proposal to approve the reincorporation;

●
“FOR” the proposal to approve the provision in the amended and restated certificate of incorporation of Yuma Delaware that authorizes 100,000,000 shares of common stock, $0.001 par value per share, of Yuma Delaware, and 20,000,000 shares of preferred stock, $0.001 par value per share, of Yuma Delaware;

●
“FOR” the proposal to approve the provision in the amended and restated certificate of incorporation of Yuma Delaware that provides the Yuma Delaware board of directors with the authority to set the number of directors on the board pursuant to the bylaws of Yuma Delaware;

●
“FOR” proposal to approve the provision in the amended and restated certificate of incorporation of Yuma Delaware that provides for the classification of the board of directors of Yuma Delaware into three classes with staggered terms;

●	“FOR” the proposal to approve the provision in the amended and restated certificate of incorporation of Yuma Delaware that restricts the ability of stockholders to remove directors without cause;

●
“FOR” the proposal to approve the provision in the amended and restated certificate of incorporation concerning classification of directors which provides that, if at any time the former stockholders of Davis beneficially own less than 50% of the aggregate voting power of all outstanding shares of stock entitled to vote in the election of Yuma Delaware’s directors, at each annual meeting of stockholders following such date, each of the successor directors elected at such annual meeting shall serve for a one-year term;

●
“FOR” the proposal to approve the provision in the amended and restated certificate of incorporation of Yuma Delaware that requires certain actions and proceedings with respect to Yuma Delaware be brought in the federal or state courts located within the state of Delaware;

●	“FOR” the proposal to approve and adopt the amendments to the Yuma certificate of determination;

●	“FOR” the proposal to approve and adopt the amendment to the Yuma 2014 Long-Term Incentive Plan; and

●	“FOR” any adjournment proposal.

Record Date and Voting

The Yuma board of directors has fixed the close of business on [●], 2016 as the record date for determining the holders of shares of Yuma common stock and preferred stock entitled to receive notice of and to vote at the Yuma special meeting and any adjournments or postponements thereof. Only holders of record of shares of Yuma common stock and preferred stock at the close of business on that date will be entitled to vote at the Yuma special meeting and at any adjournment or postponement of that meeting. At the close of business on the record date, there were [●] shares of Yuma common stock outstanding and [●] shares of Yuma preferred stock outstanding, held by approximately [●] and [●], respectively, holders of record.

Each holder of shares of Yuma common stock and preferred stock outstanding on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the Yuma special meeting and at any adjournment or postponement thereof. In order for Yuma to satisfy its quorum requirements, the holders of at least a majority of the total number of outstanding shares of Yuma common stock and preferred stock entitled to vote at the meeting must be present. You will be deemed to be present if you attend the meeting or if you submit a proxy (including through the mail or by telephone or the Internet) that is received at or prior to the meeting (and not revoked).

If your proxy is properly executed and received by Yuma in time to be voted at the Yuma special meeting, the shares represented by your proxy (including those given through the mail or by telephone or the Internet) will be voted in accordance with your instructions. If you execute your proxy but do not provide Yuma with any instructions, your shares will be voted “FOR” the proposals set forth in the notice of special meeting.

The only matters that Yuma expects to be presented at the Yuma special meeting are set forth in the notice of special meeting. If any other matters properly come before the Yuma special meeting, the persons named in the proxy card will vote the shares represented by all properly executed proxies on such matters in their best judgment.

Quorum

If you vote in person or by proxy at the Yuma special meeting, you will be counted for purposes of determining whether there is a quorum at the meeting. Shares of Yuma common stock and preferred stock present in person or by proxy at the Yuma special meeting that are entitled to vote will be counted for the purpose of determining whether there is a quorum for the transaction of business at the Yuma special meeting. The Yuma bylaws provide that a majority of the outstanding shares of Yuma common stock and preferred stock entitled to vote at the meeting, represented in person or by proxy, constitutes a quorum at a meeting of its shareholders.

As of the record date:

●
Yuma directors and executive officers and their affiliates owned and were entitled to vote [●] shares of Yuma common stock, representing approximately [●]% of the outstanding shares of Yuma common stock;

●	Yuma directors and executive officers and their affiliates did not own any shares of Davis common stock or Davis preferred stock; and

●
Sam L. Banks, Yuma’s Chairman of the Board of Directors, President and Chief Executive Officer, has entered into a voting agreement with Davis pursuant to which he has agreed, among other things, to vote all shares of Yuma common stock owned by him in favor of the proposal to approve and adopt the merger agreement, the proposal to approve the reincorporation, and the proposals related to the Yuma Delaware amended and restated certificate of incorporation and to grant an irrevocable proxy to Gregory P. Schneider, or any other person designated by Davis, empowering him to vote all such shares of Yuma common stock at any meeting of Yuma shareholders called for the purpose of voting on the merger agreement, the reincorporation and the provisions of the amended and restated certificate of incorporation of Yuma Delaware. As of [●], 2016, Mr. Banks owned approximately [●]% of the issued and outstanding common stock of Yuma.

Yuma currently expects that its directors and executive officers will vote their shares of Yuma common stock “FOR” all of the proposals set forth in the notice of special meeting.

Vote Required

Approval and adoption of the merger agreement (Proposal 1). Approval of the proposal to approve and adopt the merger agreement requires the affirmative vote of a majority of the issued and outstanding shares of Yuma common stock and the affirmative vote of 66⅔ of the shares of Yuma preferred stock issued and outstanding as of the record date, voting as a separate class.

Approval of the reincorporation (Proposal 2). Approval of the proposal to approve the reincorporation requires the affirmative vote of a majority of the issued and outstanding shares of Yuma common stock and the affirmative vote of 66⅔% of the shares of Yuma preferred stock issued and outstanding as of the record date, voting as a separate class.

Approval of the Yuma Delaware amended and restated certificate of incorporation proposals (Proposals 3A, 3B, 3C, 3D, 3E and 3F). Approval of each of the proposals related to the Yuma Delaware amended and restated certificate of incorporation requires the affirmative vote of a majority of the issued and outstanding shares of Yuma common stock and the affirmative vote of 66⅔% of the shares of Yuma preferred stock issued and outstanding as of the record date, voting as a separate class.

Approval and adoption of the Amendments to the Yuma Certificate of Determination (Proposal 4).  Approval of the proposal to approve and adopt the amendments to the Yuma certificate of determination requires the affirmative vote of a majority of the issued and outstanding shares of Yuma common stock and the affirmative vote of 66⅔% of the shares of Yuma preferred stock issued and outstanding as of the record date, voting as a separate class.

Approval and adoption of the Amendment to the Yuma Energy, Inc. 2014 Long-Term Incentive Plan (Proposal 5). Approval of the proposal to approve and adopt the amendment to the Yuma Energy, Inc. 2014 Long-Term Incentive Plan requires the affirmative vote of a majority of the shares of Yuma common stock represented in person or by proxy at the special meeting and voting on the proposal, provided that such shares voting affirmatively must also constitute a majority of the required quorum for the meeting.

Approval of the adjournment of the Yuma special meeting (Proposal 6). Approval of the proposal to authorize Yuma’s board of directors, in its discretion, to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposals listed above requires the affirmative vote of a majority of the shares of Yuma common stock and preferred stock represented in person or by proxy at the special meeting and voting on the proposal, provided that such shares voting affirmatively must also constitute a majority of the required quorum for the meeting.

Abstentions will be counted in determining the presence of a quorum, and broker non-votes will be counted in determining the presence of a quorum.  Broker non-votes will not be counted as votes cast with regard to the proposal to approve and adopt the merger agreement, the proposal to approve the reincorporation, the proposals related to the amended and restated certificate of incorporation of Yuma Delaware or the proposal to approve and adopt the amendments to the Yuma certificate of determination and, as such, broker non-votes could result in there not being sufficient votes cast for these proposals.  With respect to the proposal to authorize Yuma’s board of directors, in its discretion, to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposals listed above, broker non-votes and abstentions could prevent these proposals from receiving the required affirmative vote of (i) a majority of the shares represented in person or by proxy and voting on each proposal and (ii) a majority of the shares required to constitute a quorum.

Revocability of Proxies

The presence of a shareholder at the Yuma special meeting will not automatically revoke that shareholder’s proxy. However, a shareholder may revoke a proxy at any time prior to its exercise by:

●	submitting a written revocation prior to the special meeting to the Corporate Secretary, Yuma Energy, Inc., 1177 West Loop South, Suite 1825, Houston, Texas 77090;

●
submitting another signed and later dated proxy card and returning it by mail in time to be received before Yuma’s special meeting or by submitting a later dated proxy by the Internet or telephone prior to the special meeting; or

●	attending the Yuma special meeting and voting in person.

Voting Methods

A Yuma shareholder of record may vote by attending the special meeting in person. You may also complete and mail your proxy card in the return envelope enclosed or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card or voting instruction card.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of Yuma may solicit proxies for the special meeting from Yuma shareholders personally or by telephone and other electronic means without additional remuneration for soliciting such proxies. Yuma has also made arrangements with Advantage Proxy, Inc. to assist it in soliciting proxies for the Yuma preferred stock and has agreed to pay Advantage Proxy $5,500, plus reasonable expenses for these services.  Yuma and Davis will each pay their proportionate share of the expenses incurred in connection with the printing and mailing of this proxy statement/prospectus.

DAVIS SPECIAL MEETING

General

This proxy statement/prospectus is being furnished to Davis stockholders in connection with the solicitation of proxies by the Davis board of directors to be used at the special meeting of stockholders to be held at [●], on [●], 2016 at [●] a.m., local time, and at any adjournment or postponement of that meeting. This proxy statement/prospectus and the enclosed form of proxy are first being sent to Davis stockholders on or about [●], 2016.

Purpose of the Davis Special Meeting

At the Davis special meeting, holders of Davis common stock and preferred stock as of the record date will be asked to consider and vote on:

Proposal 1:
the proposal to approve the merger, the merger agreement and the transactions contemplated by the merger agreement, which are further described in the sections entitled “The Merger” and “The Merger Agreement”; and

Proposal 2:	the proposal to adjourn the Davis special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the foregoing proposal regarding the merger.

Recommendation of the Davis Board of Directors

The Davis board of directors has unanimously (i) determined that the merger is fair to and in the best interests of Davis and its stockholders, (ii) declared the merger agreement and the transactions contemplated thereby advisable, and (iii) approved the merger and the merger agreement (and the forms of exhibits thereto) and the transactions contemplated thereby.

The Davis board of directors unanimously recommends that Davis stockholders vote:

•           “FOR” the proposal to approve the merger, the merger agreement and the transactions contemplated by the merger agreement; and

•           “FOR” any adjournment proposal for the purpose of soliciting additional proxies to approve Proposal 1.

 Record Date and Voting

The Davis board of directors has fixed the close of business on [●], 2016 as the record date for determining the holders of shares of Davis common stock and preferred stock entitled to receive notice of and to vote at the Davis special meeting and any adjournments or postponements thereof. Only holders of record of shares of Davis common stock and preferred stock at the close of business on that date will be entitled to vote at the Davis special meeting and at any adjournment or postponement of that meeting. At the close of business on the record date, there were [●] shares of Davis common stock outstanding, held by approximately [●] holders of record, and [●] shares of Davis preferred stock outstanding, held by approximately [●] holders of record.

Each holder of record of shares of Davis common stock outstanding on the record date and each holder of record of shares of Davis preferred stock outstanding on the record date will be entitled to one vote for each share held of record with respect to each matter properly submitted to the stockholders for a vote at the Davis special meeting and at any adjournment or postponement thereof. Holders of Davis common stock and holders of Davis preferred stock will vote as a single class with respect to Proposal 1 and Proposal 2 described above and as to all other matters that come before the special meeting except to the extent otherwise expressly provided by Davis’ certificate of incorporation (as amended by the Designation of Series A Convertible Preferred Stock) or by DGCL.  In addition, holders of record of shares of Davis’ preferred stock shall be entitled to vote as a separate class on all matters specifically affecting the Davis preferred stock.  In order for Davis to satisfy its quorum requirements, holders of record of at least a majority of all of the outstanding voting stock of Davis entitled to vote at the meeting must be present at the meeting either in person or by duly authorized proxy. You will be deemed to be present if you attend the meeting or if you submit a proxy card (including through the mail) that is received at or prior to the meeting and that is not revoked prior to the meeting.

If your proxy card is properly executed and received by Davis in time to be voted at the Davis special meeting, the shares represented by your proxy card (including those given through the mail) will be voted in accordance with the instructions that you mark on your proxy card. If you execute your proxy but do not provide Davis with any instructions, your shares will be voted “FOR” the proposals set forth in the notice of special meeting.

The only matters that Davis expects to be presented at the Davis special meeting are set forth in the notice of special meeting. If any other matters properly come before the Davis special meeting, the persons named in the proxy card will vote the shares represented by all properly executed proxies on such matters in their best judgment.

 Quorum

If you vote in person or by proxy at the Davis special meeting, you will be counted for purposes of determining whether there is a quorum at the meeting. Shares of Davis common stock and preferred stock present in person or by proxy at the Davis special meeting that are entitled to vote will be counted for the purpose of determining whether there is a quorum for the transaction of business at the Davis special meeting. The Davis bylaws provide that a majority of all the outstanding shares of Davis stock entitled to vote at the meeting (including Davis preferred stock, which votes with Davis common stock on an as-converted basis) represented in person or by proxy, constitutes a quorum for the transaction of business at all meetings of its stockholders.

As of the record date:

●
Davis directors and executive officers and their affiliates owned and were entitled to vote approximately [●] shares of Davis common stock, representing approximately [●]% of the outstanding shares of Davis common stock and approximately [●] shares of Davis preferred stock, representing approximately [●]% of the outstanding shares of Davis preferred stock;

●	Yuma directors and executive officers and their affiliates did not own any shares of Davis common stock or Davis preferred stock;

●
Davis Petroleum Investments, LLC (“Evercore”), RMCP PIV DPC, LP and RMCP PIV DPC II, LP (collectively, “Red Mountain”), Sankaty Davis, LLC (“Sankaty” and together with Evercore and Red Mountain, the “Significant Stockholders”), Paul-ECP2 Holdings, LP, HarbourVest Partners VIII – Buyout Fund L.P., Dover Street VII L.P., Michael S. Reddin, Thomas E. Hardisty, Gregory P. Schneider, Susan J. Davis and Steven Enger have entered into a voting agreement with Yuma pursuant to which these individuals and entities have agreed, among other things, to vote all shares of Davis common stock and preferred stock owned by each of them in favor of the transactions contemplated in the Merger Agreement and to grant an irrevocable proxy to Sam L. Banks or any other designee of Yuma empowering him to vote all such shares of Davis common stock and preferred stock at any meeting of Davis stockholders called for the purpose of voting on the merger. As of [●], 2016, these stockholders owned approximately [●]% of the issued and outstanding common stock of Davis and [●]% of the issued and outstanding Davis preferred stock; and

●
The Significant Stockholders and certain other stockholders of Davis are parties to an amended and restated stockholders’ agreement dated as of March 8, 2013 (the “Davis Stockholder Agreement”) pursuant to which the stockholders of Davis other than the Significant Stockholders have agreed, among other things, not to vote any of their shares in favor of the entry into a letter of intent or agreement with respect to any change in control, merger or consolidation of Davis, without the prior written approval of a majority of the Significant Stockholders (voting on an as-converted basis).  The required approval of the Significant Stockholders has already been obtained, however, with regard to the Merger and the Merger Agreement. As of [●], 2016, the Significant Stockholders owned approximately [●]% of the issued and outstanding common stock of Davis on an as-converted basis.

Davis currently expects that the Significant Stockholders, the Davis directors and Davis executive officers will vote their shares of Davis stock “FOR” all proposals set forth in the notice of special meeting.

Vote Required

Adoption of Merger Agreement (Proposal 1). In addition to the written consent of the Significant Stockholders to entry into the merger agreement (which consent has been obtained),the following stockholder approvals are required at the special meeting to approve and adopt the merger and the merger agreement: the affirmative vote of holders of (a) at least a majority of all votes entitled to be cast by Davis stockholders, whether or not present at the special meeting, with respect to all outstanding shares of Davis common stock and all outstanding shares of Davis preferred stock voting together on an as-converted basis with the Davis common stock as a single class, and (b) at least a majority of all votes entitled to be cast by the holders of all outstanding Davis preferred stock, whether or not present at the special meeting, voting as a separate class.  Each outstanding share of Davis preferred stock is currently convertible into one share of Davis common stock and, accordingly, each such share will be entitled to one vote at the time of the special meeting.  The required vote on the merger agreement is based upon the aggregate number of outstanding shares of Davis common stock and preferred stock that would be entitled to vote at the time of the Davis special meeting, and not the number of shares that are present or actually voted. The failure by any Davis stockholder to submit a proxy card by mail or to vote in person at the Davis special meeting, or the abstention from voting by any Davis stockholder, will have the same effect as a vote against the approval and adoption of the merger and the merger agreement by such Davis stockholder.

Approval of the possible adjournment of the Davis special meeting (Proposal 2). The vote of a majority of the votes cast by Davis stockholders at the special meeting, with holders of Davis common stock and Davis preferred stock voting together as a single class, is required to approve the proposal to adjourn the Davis special meeting and to solicit additional proxies if there are insufficient votes at the time of the Davis special meeting to adopt the merger agreement. This vote is based on the number of shares that are actually voted at the meeting, not on the aggregate number of outstanding shares of Davis common stock and Davis preferred stock. The failure to submit a proxy card by mail or in person at the special meeting of Davis stockholders or the abstention from voting by holders of Davis stock will have no effect on this proposal. In accordance with the Davis bylaws, a vote to approve the proposal to adjourn the Davis special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Davis special meeting to adopt the merger agreement may be taken in the absence of a quorum. Davis does not intend to call a vote on this proposal if Proposal 1 has been approved at the Davis special meeting.

Revocability of Proxies

The presence of a stockholder at the Davis special meeting will not automatically revoke that stockholder’s proxy. However, a stockholder may revoke a proxy at any time prior to its exercise by:

●	submitting a written revocation prior to the special meeting to Susan J. Davis, Vice President Finance, Davis Petroleum Acquisition Corp., at 1330 Post Oak Blvd., Suite 600, Houston, Texas 77056;

●	submitting another proxy prior to the special meeting by mail that is dated later than the original proxy; or

●	attending the Davis special meeting and voting in person.

Voting by Mail

Davis stockholders of record may submit their proxy cards by mail with the postage-paid envelope provided.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of Davis may solicit proxies for the special meeting from Davis stockholders personally or by telephone and other electronic means without additional remuneration for soliciting such proxies. Davis and Yuma will each pay their proportionate share of the expenses incurred in connection with the printing and mailing of this proxy statement/prospectus.

THE REINCORPORATION

The following is a description of the material aspects of the reincorporation. While Yuma believes that the following description covers the material terms of the reincorporation, the description may not contain all of the information that is important to Yuma shareholders. Yuma encourages Yuma shareholders to carefully read this entire proxy statement/prospectus, including the merger agreement attached to this proxy statement/prospectus as Annex A and incorporated herein by reference, for a more complete understanding of the reincorporation.

Recommendation of Yuma’s Board of Directors

Yuma’s board of directors has unanimously approved a change in the state of incorporation from California to Delaware, which is referred to as the reincorporation, pursuant to the terms of the merger agreement providing for Yuma to merge into a newly formed wholly-owned subsidiary incorporated in the State of Delaware (“Yuma Delaware”), subject to the Yuma shareholders also approving and adopting the merger agreement, the amendments to the Yuma certificate of determination and the proposals related to the Yuma Delaware amended and restated certificate of incorporation. For purposes of the discussion below, Yuma as it currently exists as a corporation organized under the laws of the State of California is referred to as “Yuma.”

The State of Delaware is recognized for adopting comprehensive, modern and flexible corporate laws that are periodically revised to respond to the changing legal and business needs of corporations. Consequently, the Delaware judiciary is particularly familiar with corporate law matters and a substantial body of court decisions has developed construing Delaware law. Delaware corporate law, accordingly, has been, and is likely to continue to be, interpreted in many significant judicial decisions, a fact which may provide greater clarity and predictability with respect to Yuma’s corporate legal affairs. For this reason, the majority of public corporations, including a majority of Yuma’s peer companies, are incorporated in Delaware.

Yuma’s board of directors believes that the reincorporation is in the best interests of Yuma and will help maximize shareholder value. The board also believes that the reincorporation in Delaware will allow Yuma to take advantage of the certainty provided by extensive Delaware case law, provide Yuma access to the specialized Delaware Chancery Court, and help in the recruitment and retention of outside directors due to the more tested exculpation and indemnification provisions permitted under Delaware law.

Finally, Davis required that the company surviving the merger be domesticated in Delaware.

The following discussion summarizes the material provisions of the reincorporation. This summary is subject to and qualified in its entirety by the merger agreement in the form attached hereto as Annex A, the amended and restated certificate of incorporation of Yuma Delaware to be effective prior to the reincorporation and after the merger, in substantially the form attached hereto as Annex H and sometimes referred to as the “Delaware Certificate,” and the amended and restated bylaws of Yuma Delaware to be effective prior to the reincorporation and after the merger, in substantially the form attached hereto as Annex I and sometimes referred to as the “Delaware Bylaws.”  Copies of the restated articles of incorporation of Yuma filed in California, as amended to date and sometimes referred to as the “California Articles,” and the bylaws of Yuma, as amended to date and sometimes referred to as the “California Bylaws,” are filed publicly with the SEC as exhibits to Yuma’s periodic reports and are also available for inspection at Yuma’s principal executive offices.

Principal Reasons for the Reincorporation

Yuma’s board of directors and management believe that it is important for Yuma to be able to draw upon well-established principles of corporate governance in making legal and business decisions. The prominence and predictability of Delaware corporate law provide a reliable foundation on which governance decisions can be based, and the Yuma board of directors believes that Yuma’s shareholders will benefit from the responsiveness of Delaware corporate law to their needs and to those of the company they own. The principal factors the Yuma board of directors considered in electing to pursue the reincorporation, are summarized below:

●	highly developed and predictable corporate law in Delaware;

●	enhanced ability of the majority of stockholders to exercise control; and

●	enhanced ability to attract and retain directors and officers.

Highly Developed and Predictable Corporate Law. Delaware has adopted comprehensive and flexible corporate laws that are revised regularly to meet changing business circumstances. The Delaware legislature is particularly sensitive to issues regarding corporate law and is especially responsive to developments in modern corporate law. In addition, Delaware offers a system of specialized Chancery Courts to deal with corporate law questions, which have streamlined procedures and processes that help provide relatively quick decisions. These courts have developed considerable expertise in dealing with corporate issues, as well as a substantial and influential body of case law construing Delaware’s corporate law. In contrast, California does not have a similar specialized court established to hear only corporate law cases. Instead, disputes involving questions of California corporate law are either heard by the California Superior Court, the general trial court in California that hears all manner of cases, or, if federal jurisdiction exists, a federal district court. This lack of specialized courts in California has been known to result in lengthy delays in resolving cases and to produce outcomes that are inconsistent from court to court. In addition, the Delaware Secretary of State is particularly flexible, highly experienced and responsive in its administration of the filings required for mergers, acquisitions and other corporate transactions.

Delaware has become the preferred domicile for most major American corporations, and Delaware law and administrative practices have become comparatively well-known and widely understood. As a result of these factors, it is anticipated that Delaware law will provide greater efficiency, predictability and flexibility in Yuma Delaware’s legal affairs than is presently available under California law. In addition, in general, Delaware case law provides a well-developed body of law defining the proper duties and decision making process expected of a board of directors in evaluating potential and proposed corporate takeover offers and business combinations. The Yuma board believes that the Delaware law will help the board to protect Yuma Delaware’s strategic objectives, consider fully any proposed takeover and alternatives, and, if appropriate, negotiate terms that maximize the benefit to all of Yuma Delaware’s shareholders.

Enhanced Ability of the Majority of Stockholders to Exercise Control. The majority of stockholders of a Delaware corporation would have greater ability to exercise control, because Delaware law does not require cumulative voting. Cumulative voting is often used when a minority stockholder (or stockholder group) is otherwise unable to persuade the majority to elect one or more nominees for the election of directors. Under cumulative voting, a stockholder may cast as many votes as shall equal the number of votes that such holder would be entitled to cast for the election of directors multiplied by the number of directors to be elected. The holder may cast all such votes for a single director or distribute the votes among two or more directors. Thus, minority stockholders are often able to use cumulative voting to elect one or more directors to the corporation’s board of directors. The Yuma board believes that directors so elected by a minority stockholder who was unable or unwilling to persuade the majority of stockholders would then act to advance courses of action with respect to which the majority of stockholders was not persuaded. Oftentimes, such situations lead to impediment and frustration of the intentions of the majority of stockholders.

Enhanced Ability to Attract and Retain Directors and Officers. The board believes that the reincorporation will enhance Yuma Delaware’s ability to attract and retain qualified directors and officers, as well as encourage directors and officers to continue to make independent decisions in good faith on behalf of Yuma Delaware. Yuma is in a competitive industry and will compete for talented individuals to serve on its management team and board. The vast majority of public companies are incorporated in Delaware, including the majority of the companies included in the peer group which will be used by Yuma Delaware to benchmark executive compensation. Not only is Delaware law more familiar to directors, it also offers greater certainty and stability from the perspective of those who serve as corporate officers and directors. The parameters of director and officer liability are more extensively addressed in Delaware court decisions and are therefore better defined and better understood than under California law. The Yuma board believes that the reincorporation will provide appropriate protection for stockholders from possible abuses by directors and officers, while enhancing Yuma Delaware’s ability to recruit and retain directors and officers. In this regard, it should be noted that directors’ personal liability is not, and cannot be, eliminated under Delaware law for intentional misconduct, bad faith conduct or any transaction from which the director derives an improper personal benefit. Yuma’s board believes that the better understood and comparatively stable corporate environment afforded by Delaware law will enable Yuma Delaware to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers.

How will the reincorporation be effected?

The reincorporation will be effected by the merger of Yuma with and into Yuma Delaware, a wholly-owned subsidiary of Yuma that has been recently incorporated under the DGCL for purposes of the reincorporation. Yuma as it currently exists as a California corporation will cease to exist as a result of the reincorporation, and Yuma Delaware will be the surviving corporation and will continue to operate Yuma’s business as it existed prior to the reincorporation and as it is expanded with the merger described elsewhere herein. The existing holders of Yuma common stock and preferred stock will own all of the outstanding shares of Yuma Delaware common stock prior to the completion of the merger with Davis, and a change in shareholders’ relative percentage ownership of Yuma will result from the reincorporation as the Yuma preferred stock will be converted into common stock of Yuma Delaware pursuant to the terms of the reincorporation merger. Holders of Yuma common stock will receive one share of Yuma Delaware common stock for each ten shares of Yuma common stock owned prior to the reincorporation and holders of Yuma preferred stock will receive 3.5 shares of Yuma Delaware common stock for each share of Yuma preferred stock. Assuming approval and adoption by Yuma shareholders of the merger agreement, Yuma currently intends to cause the reincorporation to become effective as soon as reasonably practicable following the Yuma special meeting, which is scheduled for [●], 2016.

At the effective time of the reincorporation, Yuma Delaware will be governed by the Delaware Certificate, the Delaware Bylaws and the DGCL. Although the Delaware Certificate and the Delaware Bylaws contain many provisions that are similar to the provisions of the California Articles and the California Bylaws, they do include certain provisions that are different from the provisions contained in the California Articles and the California Bylaws or under the California Corporation Code as described in more detail below.

Reasons for the Reverse Stock Split

The primary purpose for effecting the reverse stock split as part of the reincorporation is to increase the per share price of Yuma common stock. The Yuma board of directors believes that effecting the reverse stock split would, among other things, help Yuma (Yuma Delaware after the reincorporation) to:

●	meet certain continued listing requirements of the NYSE MKT;

●	appeal to a broader range of investors to generate greater investor interest in Yuma (Yuma Delaware after the reincorporation); and

●	improve the perception of Yuma Delaware common stock as an investment security.

Meet Continued NYSE MKT Listing Requirements. Yuma common stock is listed on the NYSE MKT (“YUMA”) and it is anticipated and a condition to the merger that the Yuma Delaware common stock will be listed on the NYSE MKT. The NYSE MKT has certain continued listing standards under which it will normally give consideration to suspending dealings in, or removing, a security from listing or unlisted trading, if a listed company fails to meet certain requirements, including market capitalization, stockholders’ equity and low selling price issues.  Yuma believes that being listed on the NYSE MKT helps support and maintain liquidity of its common stock and favorable company recognition and that the reverse stock split will increase its ability to continue to meet the continued listing standards of the NYSE MKT.

Appeal to a Broader Range of Investors to Generate Greater Investor Interest in Yuma. An increase in Yuma’s stock price may make its common stock more attractive to investors. Brokerage firms may be reluctant to recommend lower-priced securities to their clients, particularly lower-priced securities of E&P companies. Many institutional investors have policies prohibiting them from holding lower-priced stocks in their portfolios, which reduces the number of potential purchasers of Yuma common stock. Investment funds may also be reluctant to invest in lower-priced stocks. Investors may also be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower-priced stocks.

Improve the Perception of Yuma Common Stock as an Investment Security. Yuma believes that the overall economic environment in which it and other oil and natural gas exploration and production (“E&P”) companies are currently operating has been a significant contributing factor in the decline in the price of Yuma common stock. The Yuma board of directors unanimously approved the authority to effect a reverse stock split as one potential means of increasing the share price of Yuma common stock to improve the perception of Yuma common stock as a viable investment security. Lower-priced stocks have a perception in the investment community as being risky and speculative, which may negatively impact not only the price of Yuma common stock, but also its market liquidity. As an independent E&P company, Yuma believes that it may be particularly sensitive to this type of negative public perception and it believes that if the reincorporation (including the reverse stock split) is approved, it will have a positive effect on Yuma’s per share price.

No Changes to the Business of Yuma as a Result of the Reincorporation

Other than the change in corporate domicile, the reincorporation itself will not result in any change in the business of Yuma; however, as a result of the merger agreement and merger described herein under “The Merger” and “The Merger Agreement” substantial changes will occur in the business, assets, liabilities and net worth of Yuma Delaware.

If the reincorporation is effected, each ten outstanding shares of common stock of Yuma will automatically be converted into one share of common stock of Yuma Delaware. Each outstanding option to purchase shares of Yuma’s common stock will be converted into an option to purchase an equivalent number of shares of Yuma Delaware’s common stock on the same terms and subject to the same conditions but as adjusted for the 1-for-10 reverse stock split discussed above, including an adjustment to the exercise price of the stock option. Each outstanding Yuma restricted stock award will be converted into a Yuma Delaware restricted stock award on the same terms and subject to the same conditions but as adjusted for the 1-for-10 reverse stock split discussed above. Each outstanding stock appreciation right will be converted into a stock appreciation right for an equivalent number of shares of Yuma Delaware’s common stock on the same terms and subject to the same conditions but as adjusted for the 1-for-10 reverse stock split discussed above, including an adjustment to the exercise price of the stock appreciation right. The registration statements of Yuma on file with the SEC immediately prior to the reincorporation will be assumed by Yuma Delaware, and the shares of common stock of Yuma Delaware will be listed on the NYSE MKT. Also, if the reincorporation is effected, each outstanding share of Yuma preferred stock will automatically be converted into 3.5 shares of common stock of Yuma Delaware.

CERTIFICATES FOR SHARES OF YUMA COMMON STOCK WILL AUTOMATICALLY REPRESENT SHARES OF YUMA DELAWARE COMMON STOCK UPON COMPLETION OF THE REINCORPORATION, AND STOCKHOLDERS WILL NOT BE REQUIRED TO EXCHANGE STOCK CERTIFICATES AS A RESULT OF THE REINCORPORATION. CERTIFICATES FOR SHARES OF YUMA PREFERRED STOCK WILL NEED TO BE EXCHANGED FOR CERTIFICATES OF SHARES OF YUMA DELAWARE COMMON STOCK UPON COMPLETION OF THE REINCORPORATION.

The merger agreement provides that the Yuma board may abandon the reincorporation if the merger described under “The Merger” is not completed.

Are there any disadvantages to the reincorporation?

Notwithstanding the belief of the Yuma board as to the benefits to its shareholders of the reincorporation, it should be noted that Delaware law has been criticized by some commentators and institutional stockholders on the grounds that it does not afford minority stockholders the same substantive rights and protections as are available in a number of other states, including California. In addition, the Delaware Certificate and the Delaware Bylaws, in comparison to the California Articles and the California Bylaws, contain or eliminate certain provisions that may have the effect of reducing the rights of minority stockholders. The reincorporation may make it more difficult for minority stockholders to elect directors and influence Yuma Delaware’s policies. In addition, franchise taxes payable by Yuma in Delaware may be greater than in California.

The Yuma board of directors has considered the potential disadvantages of the reincorporation and has concluded that the potential benefits outweigh the possible disadvantages.

Significant Differences Between the Corporation Laws of California and Delaware

The following is a comparison of the provisions in the charters and bylaws of Yuma and Yuma Delaware, as well as certain provisions of California law and Delaware law. The comparison summarizes the important differences, but is not intended to list all differences, and is qualified in its entirety by reference to such documents and to the respective corporation laws of the States of California and Delaware. Shareholders are encouraged to read the Delaware Certificate, the Delaware Bylaws, the California Articles, and the California Bylaws in their entirety. The Delaware Certificate and the Delaware Bylaws are attached to this proxy statement/prospectus as Annex H and Annex I, respectively.

Provision	Yuma	Yuma Delaware
Authorized Shares	The authorized capital stock of Yuma consists of 300,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, no par value.	The authorized capital stock of Yuma Delaware consists of 100,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of preferred stock, $0.001 par value per share.
Restrictions on Transactions with Interested Stockholders
California law provides that, except in certain circumstances, when a tender offer or a proposal for a reorganization or sale of assets is made by an interested party (generally, a person who controls the corporation), the interested party must provide the other shareholders with an affirmative written opinion as to the fairness of the consideration to be paid to the shareholders. This fairness opinion requirement does not apply to corporations that have fewer than 100 shareholders of record or to a transaction that has been qualified under California state securities laws. Furthermore, if a tender of shares or a vote is sought pursuant to an interested party’s proposal and a later tender offer or proposal for a reorganization or sale of asset is made by another party, the shareholders must be informed of the later offer and be afforded a reasonable opportunity to withdraw their vote, consent or proxy, and to withdraw any tendered shares.

Also, the so-called California 50/90 rule described below may also limit a corporation’s ability to engage in certain business combinations.

Section 203 prohibits, subject to certain exceptions, a Delaware corporation from engaging in a business combination with an interested stockholder (i.e., a stockholder acquiring 15% or more of the outstanding voting stock) for three years following the date that such stockholder becomes an interested stockholder without approval from the board of directors. Section 203 may make it more difficult for an acquirer to consummate certain types of unfriendly or hostile corporate takeovers or other transactions involving the corporation that have not been approved by the board of directors. Yuma Delaware does not intend to opt out of Section 203 in connection with the reincorporation.

Vote Required to Approve Merger or Sale of Company	California law requires the affirmative vote of not less than a majority of the outstanding shares to approve a merger of the company or a sale of substantially all the assets of the company.	Delaware law requires the affirmative vote of not less than a majority of the outstanding shares to approve a merger of the company or a sale of substantially all the assets of the company.
50/90 Rule Restriction on Cash Mergers
Under California law, a merger may not be consummated for cash if the purchaser owns more than 50% but less than 90% of the then-outstanding shares of the target corporation unless either (i) all the shareholders of the target corporation consent, which is not practical for a public corporation, or (ii) the California Commissioner of Corporations approves the merger.

The 50/90 rule may make it more difficult for an acquiror to make an all cash acquisition of the company which is opposed by the board of Yuma. Specifically, the 50/90 rule encourages such an acquiror making an unsolicited tender offer to either tender for less than 50% of the outstanding shares or more than 90% of the outstanding shares. A purchase by such acquiror of less than 50% of the outstanding shares does not allow the acquiror to gain ownership of the majority of the outstanding shares needed to approve a second step merger (which merger would be used to enable the acquiror to acquire 100% of the company’s equity) and, therefore, creates risk for such an acquiror that such a favorable vote will not be obtained. Yet, a tender offer conditioned upon receipt of tenders from at least 90% of the outstanding shares also creates risk for such an acquiror since it may be very difficult to receive tenders from holders of at least 90% of the outstanding shares. Consequently, it is possible that these risks would discourage some potential acquirors from pursuing an all cash acquisition of the company opposed by the board of directors of Yuma.

Delaware law does not have a provision similar to the 50/90 rule in California.
Bylaw Amendments
The California Bylaws may be amended by shareholders owning a majority of the outstanding shares, or by the board; provided, however, that a change in the authorized number of directors requires approval by both the board and the shareholders.

The Delaware Bylaws may be amended by the affirmative vote of the holders of at least a majority of the total voting power of the issued and outstanding shares of Yuma Delaware, voting together as a single class, or by the board.

Stockholder Action by Written Consent
The California Bylaws provide that any action that may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, is signed by holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Under California law, directors may not be elected by written consent except by unanimous written consent of all outstanding shares entitled to vote for the election of directors.

The Delaware Certificate and the Delaware Bylaws provide that any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice if a consent in writing, setting forth the actions so taken, is signed by holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Any stockholder of record seeking to have the stockholders take corporate action by written consent shall request the board to fix a record date. The board shall promptly, but in all events within ten days after the date, on which such a request is received, adopt a resolution fixing the record date.

Shareholder Ability to Call Special Shareholder Meetings
Under California law, a special meeting of shareholders may be called by the board of directors, the chairman of the board, the president, the holders of shares entitled to cast not less than 10% of the votes at the meeting or any additional persons as may be authorized by the company’s articles of incorporation or bylaws.

The Delaware Bylaws provide that a special meeting of stockholders may be called by the board of directors, the chairperson of the board of directors, the chief executive officer, the president (in the absence of a chief executive officer), or by the secretary whenever requested in writing to do so by holders of at least ten percent (10%) of the voting power of the issued and outstanding shares.

Number of Directors
The California Articles provide that the authorized number of directors of Yuma shall be not less than five nor more than nine, with the exact number of directors within those limits to be determined from time to time by the board of directors.

The Delaware bylaws provide that the Yuma Delaware board of directors shall initially consist of two to seven, with the exact number to be determined from time to time by the board of directors. The Yuma Delaware board of directors will have seven directors after closing of the merger.

Classified board	The Yuma Articles provide that the Yuma board of directors is classified into two classes: Class I and Class II, each class having a two-year term.
The Delaware Certificate provides that the Yuma Delaware board of directors is classified into three classes: Class I, Class II and Class III, each class having a three-year term of office, except that the initial Class I directors shall serve a term of one year and the initial Class II directors shall serve a term of two years.

Filling Vacancies on the board
Under the California Bylaws, vacancies on the Yuma board of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, at any regular or special meeting of the Yuma board of directors, except that a vacancy created by the removal of a director by a vote or written consent of the stockholders may be filled only by a vote or written consent of the shareholders.

Under the Delaware Bylaws, vacancies on the Yuma Delaware board of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, at any regular or special meeting of the Yuma Delaware board of directors.

Cumulative Voting	Cumulative voting is eliminated in the California Articles.	No cumulative voting is permitted under the Delaware Certificate.

Vote Required to Elect Directors
California laws provide that directors are elected by the holders of a plurality of the votes cast by the holders of shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The Delaware Bylaws provide that a nominee for director shall be elected to the board of directors if a majority of the votes cast are in favor of such nominee's election; provided, that, if the number of nominees for director exceeds the number of directors to be elected, directors shall be elected by a plurality of the votes cast by the holders of shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Indemnification
California law requires indemnification when the indemnitee has defended the action successfully on the merits. Expenses incurred by an officer or director in defending an action may be paid in advance, if the director or officer undertakes to repay such amounts if it is ultimately determined that he or she is not entitled to indemnification. California law authorizes a corporation to purchase indemnity insurance for the benefit of its officers, directors, employees and agents whether or not the corporation would have the power to indemnify against the liability covered by the policy.

California law permits a corporation to provide rights to indemnification beyond those provided therein to the extent such additional indemnification is authorized in the corporation’s articles of incorporation. Thus, if so authorized, rights to indemnification may be provided pursuant to agreements or bylaw provisions which make mandatory the permissive indemnification provided by California law.

The California Articles authorize indemnification to the fullest extent permissible under California law, and such indemnification for the company’s directors and officers is provided for in the California Bylaws.

Delaware law generally permits indemnification of losses and expenses, including attorneys’ fees, actually and reasonably incurred in the defense or settlement of a derivative or third party action, provided there is a determination by a majority vote of a disinterested quorum of the directors, by independent legal counsel or by the stockholders that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in the best interests of the corporation. Without court approval, however, no indemnification may be made in respect of any derivative action in which such person is adjudged liable for negligence or misconduct in the performance of his or her duty to the corporation. Expenses incurred by an officer or director in defending an action may be paid in advance, if the director or officer undertakes to repay such amounts if it is ultimately determined that he or she is not entitled to indemnification. Delaware law authorizes a corporation to purchase indemnity insurance for the benefit of its directors, officers, employees and agents whether or not the corporation would have the power to indemnify against the liability covered by the policy.

Delaware law permits a Delaware corporation to provide indemnification in excess of that provided by statute.

The Delaware Certificate authorizes indemnification to the fullest extent permissible under Delaware law.

Elimination of Director Personal Liability for Monetary Damages
California law permits a corporation to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of the corporation for breach of the director’s duties to the corporation and its shareholders, except where such liability is based on:
• Intentional misconduct or knowing and culpable violation of law;
• Acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director;
• Receipt of an improper personal benefit;
• Acts or omissions that show reckless disregard for the director’s duty to the corporation or its shareholders, where the director in the ordinary course of performing a director’s duties should be aware of a risk of serious injury to the corporation or its shareholders;
• Acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation and its shareholders;
• Transactions between the corporation and a director who has a material financial interest in such transaction; or
• Liability for improper distributions loans or guarantees.

The California Articles eliminate the liability of directors for monetary damages to the fullest extent permissible under California law.

The DGCL permits a corporation to eliminate the personal liability of directors for monetary damages, except where such liability is based on:
• Breaches of the director’s duty of loyalty to the corporation or its stockholders;
• Acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
• The payment of unlawful dividends or unlawful stock repurchases or redemption; or
• Transactions in which the director received an improper personal benefit.

Such a limitation of liability provision also may not limit a director’s liability for violation of, or otherwise relieve the company or directors from the necessity of complying with, federal or state securities laws, or affect the availability of non-monetary remedies such as injunctive relief or rescission.

The Delaware Certificate eliminates the liability of directors to the company for monetary damages to the fullest extent permissible under the DGCL.  As a result, following the reincorporation, directors of Yuma Delaware may not be held liable for monetary damages even for gross negligence or lack of due care in carrying out their fiduciary duties as directors, so long as that gross negligence or lack of due care does not involve bad faith or a breach of their duty of loyalty to the company.

Dividends	Under the California Bylaws, the Yuma board of directors may declare dividends upon shares of its capital stock, subject to the satisfaction by Yuma of financial requirements under California law.
Under the Delaware Bylaws, the Yuma Delaware board of directors may declare dividends upon shares of its capital stock, subject to the satisfaction by Yuma Delaware of financial requirements under Delaware law.

Forum Selection	Not addressed.
Delaware courts have upheld the right of Delaware corporations to include forum selection provisions in their bylaws. Such provisions normally provide that stockholders bringing derivative claims or claims alleging breaches of fiduciary duties arising from the DGCL or otherwise implicating the internal affairs of the corporation be brought exclusively in Delaware state or federal courts.

Under the Delaware Certificate, unless we consent in writing to the selection of an alternative forum, the Delaware Court of Chancery will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Yuma Delaware, any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or stockholder of Yuma Delaware to it or its stockholders, any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction upon the Delaware Court of Chancery, any action asserting a claim arising pursuant to any provision of our Delaware Certificate or Delaware Bylaws, or any action asserting a claim governed by the internal affairs doctrine.

Interests of Yuma’s directors and executive officers in the reincorporation

In considering the recommendations of the Yuma board of directors, Yuma shareholders should be aware that certain of its directors and executive officers have interests in the reincorporation that are different from, or in addition to, the interests of the Yuma shareholders generally. For instance, the reincorporation may be of benefit to our directors and officers by reducing their potential personal liability and increasing the scope of permitted indemnification, by strengthening directors’ ability to resist a takeover bid, and in other respects. The Yuma board of directors was aware of these interests and considered them, among other matters, in reaching its decision to approve the reincorporation and to recommend that Yuma shareholders vote in favor of this proposal.

THE MERGER

The following is a description of the material aspects of the merger. While Yuma and Davis believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to Yuma shareholders and Davis stockholders. Yuma and Davis encourage Yuma shareholders and Davis stockholders to carefully read this entire proxy statement/prospectus, including the merger agreement attached to this proxy statement/prospectus as Annex A and incorporated herein by reference, for a more complete understanding of the merger.

General

The Yuma board of directors and the Davis board of directors each have approved the merger agreement, which provides for the reincorporation of Yuma into a Delaware corporation and the merger to effect the acquisition of Davis. In the first step, Yuma will be merged with and into its wholly-owned subsidiary, Delaware Merger Subsidiary, the separate existence of Yuma shall cease, and Delaware Merger Subsidiary will continue, which we refer to herein as “Yuma Delaware,” as the surviving corporation in the reincorporation. In the second step, Merger Subsidiary, a wholly-owned subsidiary of Yuma Delaware, will be merged with and into Davis, with Davis surviving this merger as a wholly owned subsidiary of Yuma Delaware. We expect to complete the merger in the  fourth quarter of 2016.

Each share of Yuma Delaware common stock issued and outstanding at the effective time of the merger will remain issued and outstanding as one share of common stock of Yuma Delaware. Each share of Davis common stock expected to be issued and outstanding at the effective time of the merger will be converted into approximately 0.0956 shares of Yuma Delaware common stock, subject to adjustment depending on the number of outstanding shares of Yuma Delaware common stock at the effective time of the merger and in the event of dissenting shares of Davis common stock. Each share of Davis preferred stock expected to be issued and outstanding at the effective time of the merger will be converted into approximately 0.0956 shares of Yuma Delaware preferred stock, subject to adjustment depending on the number of outstanding shares of Yuma Delaware common stock at the effective time of the merger and in the event of dissenting shares of Davis preferred stock.

Background of the Merger

Davis Petroleum Acquisition Corp. (“Davis”) was formed in 2006 to acquire the common stock of Davis Petroleum Corp., Davis Offshore L.P. and Davis Petroleum Pipeline LLC in a plan of reorganization of the company under Chapter 11 of the U.S. Bankruptcy Code. The plan of reorganization was facilitated through recapitalization funding by a private equity group composed of Evercore Capital Partners L.P., Red Mountain Capital Partners, and Sankaty Advisors, an affiliate of Bain Capital.  Davis has since operated as an independent oil and natural gas exploration, development, acquisitions and production company, focused primarily on opportunities in the Gulf Coast region of Louisiana and Texas, offshore in the Gulf of Mexico and onshore in the East Texas part of the Eagle Ford formation.  In 2014, Davis sold its offshore interests in the Gulf of Mexico.

Yuma is an independent Houston-based exploration and production company focused on the acquisition, development, and exploration for conventional and unconventional oil and natural gas resources primarily in the U.S. Gulf Coast and California.  Yuma has been in the oil and natural gas business since 1909.  Its current operations are focused on onshore assets located in central and southern Louisiana, where it is targeting the Austin Chalk, Tuscaloosa, Wilcox, Frio, Marg Tex and Hackberry formations. In addition, Yuma has a non-operated position in the Bakken Shale in North Dakota and operated positions in Kern and Santa Barbara Counties in California. In September 2014, Yuma completed the merger with Pyramid Oil Company.

In 2013, the Davis board of directors determined to consider strategic alternatives, including potential mergers with other independent oil and gas companies.  During this time, the Davis board engaged an independent investment bank beginning September 2013 to advise the Davis board with respect to such strategic alternatives and to assist the Davis board with identifying potential merger partners.

On February 5, 2015, the Davis board met in person in Davis’ Houston office.  At the meeting, the Davis board determined that a merger would be in the best interests of Davis and its stockholders because (i) Davis’ profit margins were unfavorable in the current commodity pricing environment, (ii) other smaller, independent exploration and production companies faced similar difficulties and would be receptive to merger discussions, (iii) an all-stock merger would allow Davis’ stockholders to participate in the future upside of a combined company, and (iv) merging would improve profit margins due to a reduction in general and administration expenses, improve access to capital through a larger scaled combined company, provide diversity to Davis’ asset portfolio and create a path to providing liquidity for Davis’ stockholders. The Davis board directed management to pursue discussions with potential merger partners identified at the meeting.

On March 12, 2015, the Yuma board met in person in Yuma’s Houston office.  At the meeting, the Yuma board determined that an acquisition would be in the best interests of Yuma and its shareholders because (i) Yuma’s profit margins were less favorable in the current commodity pricing environment, (ii) other small, independent exploration and production companies faced similar difficulties and would be receptive to acquisition discussions, and (iii) an acquisition would improve profit margins due to a reduction in general and administration expenses, improve access to capital through a larger scaled combined company and possibly provide diversity to Yuma’s asset portfolio. The Yuma board directed management to pursue discussions with potential acquisition partners.

On June 9, 2015, the Yuma board met in person in Yuma’s Houston office.  At the meeting, the Yuma board determined that an acquisition continued to be in the best interests of Yuma and its shareholders and directed management to continue to pursue discussions with potential acquisition partners.

On June 15, 2015, Michael S. Reddin, the Chairman, Chief Executive Officer and President of Davis, asked Gregory P. Schneider, Davis’ Vice President, Production and Marketing, for an introduction with Sam L. Banks, the Chairman, President and Chief Executive Officer of Yuma.  Mr. Schneider arranged a meeting with Mr. Banks on June 29, 2015.  Messrs. Banks, Reddin and Schneider attended the meeting, at which Mr. Banks discussed recent developments at Yuma.  Messrs. Banks and Reddin discussed a possible combination of the companies and discussed entering into a confidentiality agreement. Mr. Reddin deferred pursuing a confidentiality agreement while Davis management continued to evaluate publicly available information of Yuma.

On July 1, 2015, Mr. Banks introduced Mr. Reddin to James J. Jacobs, the Vice President of Corporate and Business Development of Yuma, with whom Mr. Reddin could continue discussing a potential merger between Yuma and Davis.

As part of Davis’ discussions with a separate independent exploration and production company (which we refer to as “Company A”), the chief executive officer of Company A discussed with the management of Davis on July 6, 2015, the possibility of a transaction that would involve a combination of Company A, Yuma and Davis. With Company’s A consent, Davis then informed Yuma of Company A, and the chief executive officers of all three companies agreed to discuss such a combination and to enter into confidentiality agreements to permit the exchange of information.

On July 8, 2015, Yuma and Davis exchanged and executed a confidentiality agreement.  In addition, Yuma and Davis discontinued discussions of a three-party combination involving Company A. Despite the attractiveness of the scale of the three companies, because Yuma and Davis concluded that Company A had too much leverage given its production base.

On July 10, 2015, Yuma and Davis began to exchange reserve data and other financial information regarding their respective companies.

On July 15, 2015, Mr. Reddin and Mark Bunch, the Asset Manager for Davis’ assets in Louisiana, met with Messrs. Banks and Jacobs, Paul D. McKinney, the Executive Vice President and Chief Operating Officer of Yuma, and Alex Dyes, the Senior Reservoir Engineer of Yuma, in Yuma’s Houston office for an initial, high-level presentation of the assets of a combined company involving Yuma and Davis.

Messrs. Banks and Reddin subsequently discussed the status of the merger discussions on a July 23, 2015 telephone call and determined that the respective companies should continue analyzing a merger between Yuma and Davis.

On July 24, 2015, Mr. Reddin discussed with Willem Mesdag, the Lead Independent Director of the Davis board and representative of Davis’ largest stockholder, an affiliate of Red Mountain Capital Partners, the status of the various merger discussions in which Davis was involved, including discussions with Yuma.  On the call, Mr. Mesdag expressed support for continued discussions with Yuma.

Throughout July and August 2015, the management of Yuma and Davis continued in-depth evaluations of the assets of the respective companies.  In addition, each company prepared and sent to the other certain financial, production and capital expenditure forecasts, reserve reports, production histories and lease operating statements. The purpose of exchanging such forecasts was to provide the management team of each company with an initial overview of the other company, including projected capital expenditures for the remainder of 2015, and expected production for the remainder of 2015 (both based on the reserve report of each company as of January 1, 2015). The Yuma board did not believe that the financial, production and capital expenditure estimates exchanged between the companies were material to the determination of the Yuma board to enter into the merger agreement. Further, the management teams of each company only reviewed such information in seeking to obtain a broad overview of the other company. After reviewing and discussing this information, each company agreed to begin work on a pro forma plan for the potential combined company reflecting the expected synergies in the transaction.  During this time, Davis also requested a mid-year reserve update from its independent petroleum engineering firm, Netherland, Sewell & Associates, Inc. (“NSAI”).

On September 10, 2015, the Davis board held a meeting in person in Davis’ Houston office.  At the meeting, Mr. Reddin gave an update on his various discussions regarding strategic alternatives for Davis.  He indicated that one public company had declined to sign a confidentiality agreement, four public companies declined to engage in further negotiations with Davis after signing a confidentiality agreement, two public companies, including Yuma, were involved in ongoing negotiations with Davis, six private companies were involved in strategic discussions with Davis, and one private equity company had signed a confidentiality agreement with Davis. Subsequently, Davis management determined that pre-existing liabilities at the other public company made it an unattractive candidate, leaving Yuma as the only public company with which Davis was in discussions.  Ultimately, the Davis board chose to pursue a transaction with Yuma and not the remaining strategic alternatives of Davis because, among other things, (i) the Davis stockholders would receive merger consideration in the form of equity, allowing them to participate in the combined company’s growth instead of selling the company at a time when the current industry, economic and market conditions were depressed, whereas Davis’ other strategic alternatives involved some level of cash consideration, to the extent discussions were had with respect to potential consideration, (ii) the common stock portion of the equity to be issued by Yuma as merger consideration would be registered with the SEC and listed on the NYSE MKT (or convertible into registered and publicly listed equity), which was not the case with the other strategic alternatives being considered by Davis, and (iii) the Davis board viewed a combination with Yuma as creating an oil and natural gas company with more diversified reserves and increased scope and scale, which would benefit the Davis stockholders.

On September 21, 2015, the Yuma board held a meeting in person in Yuma’s Houston office. At the meeting, Mr. Jacobs provided the Yuma board with an update on potential strategic alternatives, including a possible equity investment and ongoing discussions with Davis. One of the strategic alternatives that the Yuma board considered was to seek joint venture partners for Yuma’s properties in the Greater Masters Creek Field. Additionally, Yuma was involved in preliminary discussions with a company with plans to invest in a public oil and gas company. The Yuma board instructed Yuma management to continue discussions with these parties and other potential acquisition partners. Ultimately, these alternatives were deemed to have a lower chance of completion. Yuma’s Board of Directors felt the Davis transaction was the most likely to be completed and the best alternative for Yuma’s shareholders.

On September 24, 2015, Mr. Reddin emailed Messrs. Banks, Jacobs and McKinney to propose the ownership structure of the potential combined company. After summarizing Davis’ findings and views concerning Yuma’s assets, Mr. Reddin proposed that Davis’ common stockholders should own 64% of the combined company and that Yuma shareholders should own the remaining 36%.

On September 25, 2015, Mr. Reddin met with Messrs. Banks, Jacobs and McKinney to discuss and review Davis’ proposed ownership structure for the combined company.  The respective management teams decided to continue sharing additional financial information and consideration of a potential merger combination.  Also at this time, each company requested that NSAI update its respective year-end reserves for 2015.

On November 13, 2015, Yuma and Davis began to exchange their respective preliminary estimates of year-end reserves.

On November 16, 2015, Yuma and Davis exchanged management organizational charts in order to assist in preparing pro forma estimates of the combined company and to evaluate potential savings due to synergies.  In addition, Davis sent to Yuma details of the terms governing the preferred stock of Davis.

From November 17th to November 23, 2015, the management teams of Yuma and Davis continued to review key operational factors relevant to the relative valuations of each company, including lease operating expenses, abandonment costs and salvage values, rate of development, hedging positions and production forecasts.  On November 24th, Mr. Reddin and Mr. Jacobs met to discuss Davis’ analysis of Yuma’s assets and properties and Davis’ initial  estimates of Yuma’s future performance.

On December 2, 2015, Messrs. Banks and Reddin reached a tentative, non-binding agreement in principal with respect to the methodology of valuing the respective companies based on the relative values of their assets and factoring in the trailing price of the common stock of Yuma.  At the time, the valuation methodology resulted in the Davis common stockholders owning between 60% and 70% of the combined company.

On December 4, 2015, the Davis board held a telephonic meeting.  At the meeting, the Davis board authorized Mr. Reddin to engage Porter Hedges LLP (“Porter Hedges”) as Davis’ legal advisor in connection with the potential merger transaction.  In addition, the Davis board rejected a potential exchange ratio for Davis stockholders in the combined company that would vary as a function of the price of Yuma’s common stock due to the potential adjustments in ownership which the Davis board felt was inappropriate given Yuma’s stock price volatility. The Davis board also instructed Davis management that any transaction must result in the conversion of Yuma’s preferred stock to common stock of Yuma immediately prior to consummating the merger with Davis and must result in the exchange of Davis’ preferred stock for preferred stock in the combined company with substantially the same terms as Davis’ preferred stock.  Following the board meeting, Mr. Reddin updated via telephone Messrs. Banks, Jacobs and McKinney on the Davis board’s instructions concerning the potential transaction.

On December 6, 2015, Yuma and Davis scheduled special meetings of their respective boards of directors for December 16, 2016, in order to consider entering into a non-binding letter of intent with respect to the potential transaction.

On December 8, 2015, Mr. Reddin and Susan J. Davis, the Vice President Finance of Davis, met with Messrs. Banks, Jacobs and McKinney to discuss the pro forma valuation of the combined company and the proposed exchange ratio.  In the meeting, Davis management proposed that common stockholders of Davis should own 62.3% of the combined company and common shareholders of Yuma (including the holders of Yuma preferred stock whose preferred stock would be converted to common stock) should own 37.7% of the combined company, which exchange ratio assumed that each share of Yuma preferred stock would be converted to 25 shares of Yuma common stock.

On December 9 and 10, 2015, the full technical teams of Yuma and Davis conducted various meetings to review in detail the assets and liabilities of each company.

On December 14, 2015, Ms. Davis and representatives of Porter Hedges held a conference call with Mr. Jacobs and representatives of Jones & Keller, P.C. (“Jones & Keller”), legal advisor to Yuma in connection with the potential merger transaction.  On the call, the parties discussed whether the proposed transaction would take the form of a private placement or a registered offering, the necessary documents for the transaction and the potential closing timeline.

On December 15, 2015, Mr. Jacobs sent Mr. Reddin a draft of the proposed letter of intent with respect to a potential merger transaction between Yuma and Davis.  The draft letter of intent proposed, among other things, (i) that all of the outstanding Yuma preferred stock would convert to Yuma common stock prior to closing the transaction, (ii) that the Davis common stockholders would own 61.1% of the combined company, (iii) that the Davis preferred stockholders would receive shares of a newly created series of preferred stock of Yuma with terms substantially similar to the existing Davis preferred stock, and (iv) that Yuma and Davis would exclusively negotiate a potential transaction until January 31, 2016.

On December 16, 2015, the Yuma board met in person in Yuma’s Houston office. At the meeting, Mr. Banks provided the Yuma board with an overview of the potential transaction with Davis and discussed the terms of a preliminary letter of intent for the Davis transaction. Mr. Jacobs updated the Yuma board that the company interested in making an equity investment in a public oil and gas company was no longer interested in Yuma. Messrs. McKinney and Jacobs provided the Yuma board with information related to Davis’ assets, its financial position and recent results of operations, and the potential structure and timeline of a transaction with Davis. Mr. Jacobs also provided the Yuma board with an overview of Yuma’s liquidity position and discussions with Société Générale regarding Yuma’s borrowing base. The Yuma board discussed the letter of intent, suggested some revisions and approved management entering into the non-binding letter of intent on behalf of Yuma.

On December 16, 2015, the Davis board held a telephonic meeting to consider the draft letter of intent received from Yuma.  At the meeting, the Davis board proposed that the letter of intent be revised to, among other things, (i) require that Yuma reincorporate in Delaware as a condition to the merger closing, (ii) require that the terms of the newly created series of preferred stock of Yuma issued to the Davis preferred stockholders permit the preferred stockholders to vote on an as-converted basis with Yuma common stockholders, (iii) require that all shares of Yuma Delaware common stock received as merger consideration, and all such shares issued upon conversion of the Yuma Delaware preferred stock, be registered with the SEC pursuant to the Securities Act in connection with the merger; (iv) provide that the board of directors of the combined company would be composed of four Davis nominees and three Yuma nominees, and (v) provide that Mr. Banks would be the non-executive chairman of the combined company and Mr. Reddin would be the chief executive officer of the combined company.  The Davis board then authorized Mr. Reddin and Neeraj Mital, a member of the Davis board and representative of Evercore Capital Partners, the affiliate of one of the three largest stockholders of Davis, to negotiate and execute the final letter of intent with Yuma.

Following the Davis board meeting on December 16, 2015, Mr. Reddin sent Messrs. Banks and Jacobs the revised letter of intent reflecting the Davis board’s views.  Mr. Reddin then met with Mr. Banks to discuss the revisions.  Mr. Banks requested a meeting with representatives of Davis’ significant stockholders to discuss the proposed management of the combined company, which Mr. Reddin agreed to arrange.

On December 18, 2015, Yuma and Davis executed the preliminary letter of intent.  The executed letter of intent reflected the changes requested by the Davis board, with the following revisions requested by the Yuma board of directors: (i) that the management of the combined company be left to further discussion, and (ii) that the director nominees of each of Yuma and Davis include one independent director each, which nominees would be mutually agreed by the Yuma board and Davis board.

On December 22, 2015, the parties commenced detailed due diligence reviews in connection with the transaction, and Porter Hedges distributed to Jones & Keller and Mr. Jacobs a detailed due diligence request list in connection with Davis’ review of the proposed transaction.

On December 23, 2015, Mr. Banks met in Boston with Mr. Mital of Evercore Capital Partners and Stuart Davies, a member of the Davis board and representative of Sankaty Advisors, an affiliate of Bain Capital and the affiliate of one of the three largest stockholders of Davis.  At the meeting, Mr. Banks discussed Yuma’s historical track record, Yuma’s management team, as well as the combined company.

On December 29, 2015, Jones & Keller distributed to Porter Hedges a detailed due diligence request list in connection with Yuma’s review of the proposed transaction.

On December 30, 2015, Yuma entered into the Waiver, Borrowing Base Redetermination and Ninth Amendment (the “Ninth Amendment”) to its Credit Agreement with Société Générale as administrative agent and issuing bank and each of the lenders and guarantors party thereto.  Pursuant to the Ninth Amendment, among other things, the lenders waived certain covenant defaults under Yuma’s credit agreement, the borrowing base under Yuma’s credit agreement was reduced to $29.8 million and would be further reduced to $20.0 million on May 31, 2016, and Yuma agreed that on or before March 31, 2016, it would either enter into an underwritten commitment for additional capital in an aggregate amount sufficient for Yuma to pay any borrowing base deficiency then existing or it would enter into a definitive agreement for the acquisition by a third party of all or substantially all of Yuma’s assets by merger, asset purchase, equity purchase or other structure acceptable to the lenders.

On January 4, 2016, Mr. Banks, other representatives of Yuma management and members of the Yuma board met with Mr. Mesdag of Red Mountain Capital Partners in Houston to discuss the management of the combined company.

On January 7, 2016, Mr. Reddin met with Yuma management to discuss the potential staffing of the combined company.  At this meeting, the respective management teams agreed that Davis personnel would meet with Yuma management in a series of interviews. In the ensuing week, Davis and Yuma management worked to agree on assumptions and to develop a financial and operational plan for the pro forma combined company.

On January 11, 2016, Mr. Reddin met with Messrs. Banks, Jacobs and McKinney to discuss the relative valuations of the two companies.

Also on January 11, 2016, Jones & Keller distributed to Porter Hedges the first draft of the proposed merger agreement.

On January 14, 2016, Messrs. Mital, Davies and Teets, as representatives of the three largest stockholders of Davis, communicated their support for these positions to the remaining members of the Davis board. The Davis board agreed to support these leadership positions for the combined company and also agreed that the advisory services of the investment bank previously engaged by Davis, including the delivery of a fairness opinion, would no longer be required because the Davis board had concluded that its directors had the capability and resources to evaluate Yuma’s assets and the terms of the proposed business combination.  Mr. Reddin advised Davis’ investment bank that its engagement would be discontinued, which Davis and such investment bank mutually agreed to do effective January 20, 2016.

Following the meeting, the three largest stockholders of Davis agreed with the representatives of the Yuma board and Yuma management that they would support Mr. Banks being named the President, Chief Executive Officer and a director of the combined company and Yuma’s remaining senior management team remaining in place, that the Davis board would name Frank A. Lodzinski, an existing director of Yuma, to the board of directors of the combined company as Davis’ nominee of an independent director, that, upon the recommendation of Mr. Banks, they would support James W. Christmas and Richard K. Stoneburner, both existing directors of Yuma, serving as independent directors of the board of the combined company, that Mr. Stoneburner would serve as Non-Executive Chairman of the board of directors of the combined company, and Ben T. Morris, an existing director of Yuma, would step down as a director of the combined company.  Messrs. Lodzinski, Stoneburner, Christmas and Morris all agreed to the proposals with respect to the board of directors of the combined company.

On January 14, 2016, Messrs. Mital, Davies and Teets, as representatives of the three largest stockholders of Davis, communicated their support for these positions to the remaining members of the Davis board. The Davis board agreed to support these leadership positions for the combined company and also agreed that the advisory services of Tudor Pickering, including the delivery of a fairness opinion, would no longer be required because the Davis board had concluded that its directors had the capability and resources to evaluate Yuma’s assets and the terms of the proposed business combination.  Mr. Reddin advised Tudor Pickering that its engagement would be discontinued, which Davis and Tudor Pickering mutually agreed to do effective January 20, 2016.

On January 15, 2016, Mr. Reddin, other members of Davis management and representatives of Porter Hedges met in person with Mr. Jacobs in Davis’ office, with representatives of Jones & Keller present via telephone.  At the meeting, the parties discussed in detail the status of their respective ongoing due diligence reviews and any follow-up due diligence questions that had arisen prior to such time.

On January 22, 2016, Yuma engaged ROTH Capital Partners, LLC (“ROTH”) to act as Yuma’s financial advisor and to provide a written fairness opinion as to the merger consideration and its fairness, from a financial point of view, to the shareholders of Yuma due to ROTH’s skill, reputation and familiarity with Yuma and the oil and gas industry. During the past two years, Davis had no relationship with ROTH and during the past two years there was no compensation agreement, plan, arrangement or understanding between ROTH and Davis and there are none presently contemplated for the future.  During the past two years, Yuma’s only relationship and compensation arrangements with ROTH are as described herein and under “Opinions of ROTH Capital Partners, LLC to the Yuma Board of Directors” beginning on page [●].

On January 26, 2016, the management of Yuma and Davis met with representatives of Société Générale and certain other of Yuma’s lenders.  At the meeting, the management of Yuma and Davis discussed the assets owned by Davis and the financial and operational outlook of the combined company.

From January 11th to February 10, 2016, the management of Yuma and Davis, Porter Hedges and Jones & Keller continued their respective due diligence reviews of each company and negotiated the terms of the definitive merger agreement.  In connection with negotiating the definitive merger agreement, Mr. Banks, other members of management of Yuma and representatives of Jones & Keller met on February 4, 2016, in Yuma’s Houston office with Mr. Reddin, other members of management of Davis and representatives of Porter Hedges in order to discuss and negotiated aspects of the merger agreement. Over the course of all the negotiations, the draft of the merger agreement was revised to reflect, among other things, (i) that Yuma would implement a one-for-ten reverse stock split, (ii) the final terms applicable to the preferred stock of the combined company to be issued to holders of Davis’ preferred stock, (iii) the treatment of equity awards of each company, (iv) the list of parties to provide voting agreements and lock-up agreements, (v) the nature and extent of the representations and warranties of each company, (vi) matters related to employees and former employees of Davis, (vii) the provision for a registration rights agreement with respect to certain parties, (viii) that the form of certificate of incorporation of the combined company would be satisfactory to Davis in its reasonable discretion prior to closing; (ix) other conditions to closing of the merger, and (x) the amount of the termination fee payable by either company and the circumstances under which it is payable.

On February 10, 2016, the Davis board met in person in Davis’ Houston office and telephonically to consider the proposed terms of the final version of the definitive merger agreement.  At the Davis board’s request, representatives of Davis management and Porter Hedges were present in order to discuss the proposed transaction.  At the meeting, Davis management gave a presentation on the results of its financial and operational diligence review of Yuma’s assets and an overall view on the potential combined company.  Representatives of Porter Hedges gave a presentation with respect to the details of the terms of the merger agreement, the terms of the proposed preferred stock to be issued by the combined company and the results of the final negotiations of the merger agreement.  Representatives of Porter Hedges then provided an overview of the proposed resolutions to be considered for approval by the Davis board.

Following the presentations, the Davis board considered and unanimously approved the proposed combination with Yuma on the terms and conditions set forth in the final draft of the merger agreement and directed that the merger pursuant to the merger agreement be submitted to a vote of its stockholders at a special meeting with the Davis board’s recommendation for approval.  Davis management was authorized to execute the merger agreement and related transaction documents and to take all actions necessary to carry out the terms of the merger agreement and related transaction documents.

On the same day, the Yuma board met telephonically with counsel and representatives of ROTH to engage in further discussions regarding the proposed transaction structure with Davis and associated issues. All directors were present. The terms of the final merger agreement were discussed including tax treatment of the merger consideration, procedures for the exchange of shares, the desire of Davis to have Yuma reincorporated from California to Delaware, the requirement of Davis that all of the Yuma preferred stock would convert to Yuma common stock prior to closing the transaction, representations, warranties and conditions in the merger agreement, the “fiduciary out” section of the merger agreement, and Yuma’s and Davis’ conduct of activities prior to closing of the merger. Jones & Keller provided an overview of the proposed merger transaction and process for the Yuma board to consider the reincorporation, the merger and the merger agreement.

Yuma’s board of directors also received ROTH’s financial analyses of the proposed transaction. ROTH provided a written presentation relating to its proposed fairness opinion, which presentation included an overview of Yuma and Davis, and each method of valuation analysis utilized by ROTH, as well as financial analyses of both companies. More information regarding ROTH’s financial analyses and fairness opinion is set forth herein under “The Merger—Opinions of ROTH Capital Partners, LLC to the Yuma board of Directors.” ROTH delivered its oral opinion that the merger consideration was fair to Yuma and its shareholders, from a financial point of view, and ROTH stated that its written opinion, confirming its oral opinion, which was based on and subject to various assumptions made, procedures followed and matters considered in connection with such opinion, would be forthcoming on February 10, 2016.

Thereafter the Yuma board unanimously: (i) approved the merger, the merger agreement and each of the transactions contemplated therein which include, among other things, the reincorporation from California to Delaware, approval of the issuance of shares to Davis stockholders; (ii) authorized management to execute the merger agreement in substantially the form presented to the Yuma board and the related voting agreement and take all actions necessary to carry out its terms and conditions of both agreements; and (iii) recommended that the merger agreement be submitted to Yuma shareholders for approval in accordance with the terms of the merger agreement.

After the approvals of the Yuma board and the Davis board, Mr. Banks, on behalf of Yuma, and Mr. Reddin, on behalf of Davis, executed the merger agreement.

Effective February 10, 2016, Yuma engaged Northland Securities, Inc. (“Northland”) and Euro Pacific Capital, Inc. (“Euro Pacific”) to advise and assist the Yuma board in connection with the planning, execution and closing of the transaction with Davis. Northland and Euro Pacific will collectively receive a non-refundable retainer fee of $100,000 for the engagement and will receive an aggregate transaction fee of $300,000 if the merger is consummated.

On February 12, 2016, Yuma and Davis issued a joint press release announcing the proposed merger, and Yuma filed a Current Report on Form 8-K with the SEC regarding the execution of the merger agreement.

On February 22, 2016, Davis provided a field tour of the Davis operated Sabine Lake Field production handling facilities (“PHF”), ST 30 platforms, and wells for certain officer and field personnel of Yuma.  Attending the tour for Yuma was Mr. McKinney, Marinos Baghdati, Operations Manager, Alex Dyes, Senior Reservoir Engineer, and Derik Ellis, Production Foreman.  Davis personnel either attending or leading the tour were Mr. Schneider, Robby Mhire, Production Foreman, Jeff Able, Operator, and Phillip Cox, Contract Operator.

On February 23, 2016, Davis provided field tours of the Davis operated Lac Blanc Field platforms, wells, and pigging facilities, the Enlink Cow Island PHF where Lac Blanc oil and natural gas is transported.  They also provided a tour of the EE Broussard location where Davis was drilling a well at Cameron Canal.  Those attending the tour for Yuma were Messrs. McKinney, Baghdati, Dyes and Ellis.  Davis personnel attending were Messrs. Schneider and Mhire, and David Hargrave, Contract Operator, Hassan Issa, Contract Operator, and Jeff Brothers, Contract Operator.

During March 2016, Davis proposed to Yuma that Davis would undertake certain personnel changes in order to reduce Davis’ expenses prior to closing the merger and, as a result, preserve liquidity for the combined company.  Such changes included entering into a separation agreement with Mr. Reddin whereby Mr. Reddin would no longer be employed by Davis, appointing Mr. Mesdag of Red Mountain Capital Partners as the chairman of Davis, appointing Mr. Schneider as the President of Davis, agreeing that Davis’ current independent director would resign from the Davis board, terminating the employment of certain employees of Davis whose services were no longer required at an operational level regardless of the completion of the merger, and entering into certain consulting agreements with former Davis employees for services on an as-needed basis.  On March 31, 2016, Yuma consented in writing pursuant to the terms of the merger agreement to Davis taking such actions.  On April 1, 2016, Davis entered into a separation agreement with Mr. Reddin and appointed Mr. Mesdag as the Chairman of the Davis board and Mr. Schneider as the President of Davis.

On April 29, 2016, Yuma’s board, at the request of Davis and the Chairman of the Davis board, instructed Yuma management to engage ROTH to provide an additional written fairness opinion as to the exchange ratio with Davis and its fairness, from a financial point of view, to the shareholders of Yuma. The chairman of the Davis board of directors requested that ROTH evaluate the fairness of the exchange ratio based on a contribution analysis rather than a purchase methodology as he indicated that would be a more meaningful and informative way to evaluate the proposed merger as a transaction involving the proportionate contribution to the combined company by Yuma and Davis, rather than as a cash purchase. In order to accomplish this, a new fairness opinion was prepared and delivered to include the new methodology requested. Since ROTH’s original methodology was still valid, they determined to not revise or update the original fairness opinion. The second fairness opinion dated May 25, 2016 was prepared based on information available as of February 10, 2016 in order that it would be consistent with the information originally analyzed by ROTH and that was made available to the Yuma board of directors when it made its decision to enter into the merger agreement.

On May 23, 2016, Yuma filed an amendment (the “Form 10-K/A”) to its Annual Report on Form 10-K for the year ended December 31, 2015, originally filed with the SEC on March 30, 2016 (the “Original Filing”) for the purpose of restating previously filed financial statements, including notes thereto, and amending portions of the related disclosures contained in the original filing (the “Restatement”). The Form 10-K/A included (i) restated consolidated balance sheets as of December 31, 2015 and 2014, (ii) restated consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2015, 2014 and 2013 and (iii) restated unaudited quarterly financial information for the quarters ended March 31, 2014 through December 31, 2015. Yuma did not file amended periodic reports for any filing prior to the Original Filing, including Form 10-Qs for any of the affected quarterly periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Yuma – Discussion of Restatement of Non-Cash Errors in the Computation of Income Tax Provision and Recording of Deferred Taxes” beginning on page [●].

On May 25, 2016, the Yuma board reviewed the information provided by the representatives of ROTH related to the written fairness opinion as to the exchange ratio with Davis and its fairness, from a financial point of view, to the shareholders of Yuma.  Yuma’s board of directors also received ROTH’s additional financial analyses of the proposed transaction. More information regarding ROTH’s financial analyses and fairness opinion is set forth herein under “The Merger—Opinions of ROTH Capital Partners, LLC to the Yuma Board of Directors.” ROTH delivered its oral opinion that the exchange ratio of the merger was fair to Yuma and its shareholders, from a financial point of view, and ROTH stated that its written opinion, confirming its oral opinion, which was based on and subject to various assumptions made, procedures followed and matters considered in connection with such opinion, would be forthcoming on May 25, 2016.  Thereafter, the Yuma board unanimously reaffirmed its approval of the merger, the merger agreement and each of the transactions contemplated therein.

On June 6, 2016, Yuma entered into the Waiver and Tenth Amendment to Credit Agreement (the “ Tenth Amendment”), effective May 31, 2016, providing for the spring 2016 scheduled redetermination of Yuma’s borrowing base to be postponed until the termination of the Tenth Amendment at which time the borrowing base will be automatically reduced by $9.8 million to $20.0 million unless otherwise reduced by or to a different amount by the lenders under the Yuma credit agreement. The Tenth Amendment terminates upon the earliest of (i) August 15, 2016, if this registration statement has not been declared effective by the SEC by such date; (ii) the date that is forty-seven days after the date this registration statement has been declared effective; (iii) September 30, 2016; and (iv) upon the occurrence of an event of the termination of the merger agreement. The Tenth Amendment also provides a waiver to Yuma of the (1) financial covenant related to the maximum permitted ratio of funded debt to EBITDA for the fiscal quarters ended September 30, 2015, December 31, 2015 and March 31, 2016; (2) the financial covenant related to the maximum permitted ratio of EBITDA to interest expense for the fiscal quarters ended December 31, 2015 and March 31, 2016; (3) the covenant related to Yuma providing audited financial statements for the fiscal year ended December 31, 2015 without containing a “going concern” qualification; and (4) the covenant related to Yuma maintaining a certain depository for periods prior to the Tenth Amendment. Also, pursuant to the Tenth Amendment, Yuma has agreed to pay certain lender fees.

On August 25, 2016, Yuma entered into the Waiver and Amendment to Waiver and Tenth Amendment to Credit Agreement (the “Amendment”), extending the termination date of the Tenth Amendment to the earliest of (i) September 23, 2016, if this registration statement has not been declared effective by the SEC by such date; (ii) the date that is forty-seven days after the date this registration statement has been declared effective; (iii) October 31, 2016; (iv) September 6, 2016, if the merger agreement is not amended to extend the termination date from September 30, 2016 to a date not earlier than October 31, 2016; and (v) upon the occurrence of an event of the termination of the merger agreement. The Amendment also adds a waiver to Yuma of (1) the financial covenant related to the maximum permitted ratio of funded debt to EBITDA for the fiscal quarter ended June 30, 2016; (2) the financial covenant related to the maximum permitted ratio of EBITDA to interest expense for the fiscal quarter ended June 30, 2016; and (3) the financial covenant ratio related to the current assets to the current liabilities for the fiscal quarter ended June 30, 2016.

Recommendation of Yuma’s Board of Directors and Reasons for the Merger

Yuma’s board of directors has determined that the merger is fair to, and in the best interests of, Yuma and its shareholders. In deciding to approve the merger agreement and to recommend that Yuma’s shareholders vote to approve the issuance of shares of Yuma Delaware common stock and preferred stock in connection with the merger, Yuma’s board of directors consulted with Yuma’s management and legal and financial advisors and considered a variety of factors, including the following material factors:

●	the combination will greatly increase production and cash flows and reduce general and administrative expenses on a per barrel basis;

●	the combination will increase estimated proved reserves;

●	the combination will significantly improve Yuma’s liquidity and financial strength and is anticipated to put Yuma in compliance with the covenants under its credit facility;

●
the combined entity’s market capitalization and its expected enhanced access to debt and equity capital markets, which the Yuma board of directors believes will enhance the ability to finance development and production of the combined entity’s increased scale of operations;

●	the combination will provide Yuma with participation in a larger portfolio of exploitation and exploration opportunities in resource plays within areas already targeted by Yuma; and

●	the merger will create a larger company that is expected to have more liquidity in its common stock and better access to capital markets, which should provide greater financial flexibility.

Yuma’s board of directors considered other information and a number of additional factors in reaching its decision including:

●
information concerning the financial condition, results of operations, prospects and businesses of Yuma and Davis, including the respective companies’ reserves, production volumes, cash flows from operations, performance of Yuma’s common stock price over various periods, as well as current industry, economic and market conditions;

●	the results of business, legal and financial due diligence investigations of Davis conducted by Yuma’s management and its legal and financial advisors;

●
the presentation and opinions of ROTH to the effect that, as of the date of the opinion and based on the assumptions, limitations, qualifications and conditions stated in the opinion letter, from a financial point of view, the merger exchange ratio is fair to Yuma and its shareholders, from a financial point of view;

●
the provisions that allow Yuma to engage in negotiations with, and provide information to, third parties in response to unsolicited, bona fide, written acquisition proposals from such third parties that may be superior to the Davis proposed merger; and

●
unless an alternative superior merger proposal received from a third party is matched by Davis, the merger agreement allows Yuma to terminate the merger agreement prior to the receipt of Yuma’s shareholder approval of the merger and to enter into a written agreement with a third party to effectuate a superior proposal.

Yuma’s board of directors also considered a variety of risks and other potentially negative factors concerning the merger and the transactions contemplated by the merger agreement, including:

●
because Yuma Delaware will be issuing a large number of new shares of common stock to Davis’ stockholders in the merger, each outstanding share of Yuma Delaware common stock immediately prior to the merger will represent a much smaller percentage of Yuma Delaware’s total shares of common stock after the merger;

●	if oil or gas prices decrease, the combined assets will be less desirable from a financial point of view;

●
there are significant risks inherent in combining and integrating two companies, including that the companies may not be integrated successfully and that successful integration of the companies will require the dedication of management resources, which will temporarily detract attention from the day-to-day businesses of the combined company;

●
the capital requirements necessary to achieve the expected growth of the combined company’s businesses will be significant, and there can be no assurance that the combined company will be able to fund all of its capital requirements from operating cash flows;

●
the merger agreement generally prohibits Yuma, its management employees, directors and advisors from taking any action to seek or solicit an alternative transaction or takeover proposal and from recommending, participating in discussions regarding or furnishing information with respect to an alternative takeover proposal, except in each case in limited circumstances, which permit the members of the Yuma board to comply with their fiduciary duties;

●
in the event that the merger is not consummated, the failed transaction costs, including costs of potential litigation and a potential termination fee of $1.5 million, arising from the failed merger, will be significant to a company the size of Yuma;

●
the merger might not be completed as a result of a failure to satisfy the conditions contained in the merger agreement. Neither Yuma nor Davis is obligated to consummate the merger unless the conditions in the merger agreement are satisfied or, in some cases, waived; and

●	other matters described under the caption “Risk Factors” beginning on page [●].

This discussion of the information and factors considered by Yuma’s board of directors in reaching its conclusions and recommendations includes all of the material factors considered by the board but is not intended to be exhaustive. In view of the wide variety of factors considered by Yuma’s board of directors in evaluating the merger agreement and the transactions contemplated by it, including the merger, and the complexity of these matters, Yuma’s board of directors did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of Yuma’s board of directors may have given different weight to different factors.

It should be noted that this explanation of the reasoning of Yuma’s board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Concerning Forward-Looking Statements” beginning on page [●] of this proxy statement/prospectus.

Recommendation of the Yuma Board of Directors

Yuma’s board of directors determined that the merger, the merger agreement and the other transactions contemplated in the merger agreement are fair to, and in the best interests of Yuma and its shareholders. Accordingly, the Yuma board of directors unanimously adopted resolutions (i) determining that the merger agreement and the merger, in accordance with the terms of the merger agreement, and the other transactions contemplated thereby are fair to, advisable and in the best interests of Yuma and its stockholders, (ii) approving and adopting the merger agreement and approving the merger and the other transactions contemplated by the merger agreement, (iii) directing that the merger agreement be submitted to a vote of the Yuma shareholders at the Yuma special meeting and (iv) recommending that the Yuma stockholders vote “FOR” the approval and adoption of the merger agreement.

Recommendation of Davis’ Board of Directors and Reasons for the Merger

After careful consideration, the Davis board of directors unanimously approved and adopted the merger agreement, the merger and the other transactions contemplated by the merger agreement and determined that the merger agreement, the merger and the other transactions contemplated by the merger, taken as a whole, are advisable, fair to and in the best interests of Davis and its stockholders. The Davis board of directors unanimously recommends that Davis stockholders vote “FOR” the proposal to approve and adopt the merger agreement.

In reaching its decision that the merger and the other transactions contemplated by the merger agreement, taken as a whole, are advisable, fair to and in the best interests of Davis and its stockholders, Davis’ board of directors consulted with Davis’ management and its third party legal advisors, as well as representatives of Davis’ three largest stockholders, and considered a variety of factors, including the following material factors:

●	the combination will provide a long-term strategic benefit to Davis stockholders by creating an oil and natural gas company with more diversified reserves and increased scope and scale;

●
given Yuma’s current significantly constrained liquidity and the fact that liquidity will be essential to the combined company’s business, the requirement as a condition to closing the merger that Yuma or Yuma Delaware enter into a reserve based revolving credit facility effective immediately following the merger which provides an initial borrowing base and minimum aggregate loan commitments of not less than $44.0 million and other terms acceptable to each of Davis and Yuma in their reasonable discretion;

●
the potential synergies resulting from elimination of duplicative general and administrative costs, operational synergies resulting from combining operations in the same geographical area and other potential benefits to the cash flow of the combined company;

●
the fact that there is no public trading market for Davis common stock or preferred stock and that shares of the combined company’s common stock will be registered and listed for trading on the NYSE MKT;

●	the public nature of the combined company’s common stock may facilitate future capital raising, and acquisitions of assets or companies for shares of common stock;

●
the combined entity’s market capitalization should enhance access to debt and equity capital markets and enhance the ability to finance development and production of the combined company’s properties and increased scale of operations;

●
current industry, economic and market conditions, and the present and anticipated environment in the independent exploration and production sector of the energy industry suggest that potential acquisition and development opportunities will develop within the sector for companies that achieve superior operating efficiencies and are sufficiently capitalized to survive the current commodity price environment;

●
through their receipt of Yuma Delaware common stock or preferred stock as part of the merger consideration, Davis stockholders have the opportunity to participate in the combined company’s growth and share appreciation in the future (including share appreciation resulting from further exploitation and development of Davis’ and Yuma’s assets) should they determine to retain their Yuma Delaware common stock or Yuma Delaware preferred stock after the merger; and

●
the form of the merger consideration would be desirable to Davis stockholders in that the Yuma Delaware common stock or preferred stock issuable in the merger (other than the shares issued with respect to accrued and unpaid dividends) would not result in a taxable transaction for Davis stockholders.

In addition to the merger consideration, Davis’ board of directors considered additional terms and conditions of the merger agreement that it believes are favorable, including:

●
the nature of the closing conditions included in the merger agreement, including the definition of the circumstances that would constitute a material adverse effect on Davis and Yuma for purposes of the agreement and the requirement that Yuma or Yuma Delaware must enter into a reserve based revolving credit facility effective immediately following the merger which provides an initial borrowing base and minimum aggregate loan commitments of not less than $44.0 million and other terms acceptable to each of Davis and Yuma in their reasonable discretion;

●
the provisions that allow Davis to engage in negotiations with, and provide information to, third parties in response to unsolicited, bona fide, written acquisition proposals from such third parties that may be superior to the Yuma merger consideration; and

●
unless an alternative superior merger proposal received from a third party is matched by Yuma, the merger agreement allows Davis to terminate the merger agreement prior to the receipt of Davis’ stockholder approval of the merger and to enter into a written agreement with a third party to effectuate a superior proposal.

The Davis board of directors also considered certain risks associated with the merger including, among others, the following risks:

●	that the merger might not be completed as a result of a failure to satisfy one or more conditions to the merger;

●	that the operations of the two companies may not be integrated successfully;

●	that any anticipated synergies may not be fully realized;

●
the exchange ratio for the shares of Yuma Delaware common stock shares to be received in the merger is fixed so that the Davis stockholders will not have the continued opportunity to benefit from any appreciation in the share price of Davis common stock between the announcement of the merger agreement and completion of the merger;

●
that the trading value of the shares of Yuma common stock on the date the merger agreement was signed might be less at the time the merger is consummated as a result of market fluctuations in the price of Yuma common stock due to the fixed exchange ratio of the Yuma Delaware common stock to be issued for the Davis common stock and the fixed exchange ratio of shares of Yuma Delaware preferred stock, which will be convertible into Yuma Delaware common stock, for the Davis preferred stock;

●
that the merger agreement generally prohibits Davis, its management employees, directors and advisors from taking any action to seek or solicit an alternative transaction or takeover proposal and from recommending, participating in discussions regarding or furnishing information with respect to an alternative takeover proposal, except in each case in limited circumstances, which permit the members of the Davis board to comply with their fiduciary duties;

●	that in the event of the termination of the merger agreement in certain instances Davis could be responsible for payment to Yuma of a termination fee of $1.5 million;

●
the fact that the merger agreement contains restrictions on the conduct of Davis’ business prior to completion of the proposed merger, including requiring Davis to conduct its business only in the ordinary course of business, subject to specific limitations, which could delay or prevent Davis from undertaking business opportunities that may arise pending completion of the merger;

●	in the event that the merger is not consummated, the failed transaction costs, including costs of potential litigation, arising from the failed merger agreement, will be significant to Davis; and

●	other matters described under the caption “Risk Factors” beginning on page [—].

The foregoing discussion of the factors considered by the Davis board of directors in making its decision is not exhaustive, but includes the material factors considered by the Davis board of directors. In view of the variety of material factors considered in connection with its evaluation of the merger, the Davis board of directors did not find it practicable to, and did not, quantify or otherwise assign relative or specific weight to any of these factors, and individual directors may have given different weight to different factors. Rather, Davis’ board of directors made its determination based on the totality of the information presented to it.

The above description of the Davis board of directors’ considerations relating to the merger is forward-looking in nature. This information should be read in light of the factors discussed above under “Cautionary Statement Concerning Forward-Looking Statements” beginning on page [—] of this proxy statement/prospectus.

Recommendation of the Davis Board of Directors

At its meeting on February 10, 2016, after due consideration, the Davis board of directors unanimously adopted resolutions (i) determining that the merger agreement and the merger, in accordance with the terms of the merger agreement, and the other transactions contemplated thereby are fair to, advisable and in the best interests of Davis and its stockholders, (ii) approving and adopting the merger agreement and approving the merger and the other transactions contemplated by the merger agreement, (iii) directing that the merger agreement be submitted to a vote of the Davis stockholders at the Davis special meeting, and (iv) recommending that the Davis stockholders vote “FOR” the approval and adoption of the merger agreement.

Opinions of ROTH Capital Partners, LLC to the Yuma Board of Directors

Yuma’s board of directors retained ROTH Capital Partners, LLC, or ROTH, to deliver one opinion as to the fairness, from a financial point of view, to Yuma and its shareholders of the total consideration to be paid in the merger by Yuma, or the total consideration opinion. At a meeting of Yuma’s board of directors on February 10, 2016, ROTH issued its oral opinion to Yuma’s board of directors, later confirmed in a written opinion dated the same date, and as qualified by that certain Adjustment Letter to Fairness Opinion, dated as of March 4, 2016, or the Adjustment Letter, that, based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as ROTH considered relevant, the total consideration to be paid in the merger by Yuma is fair, from a financial point of view, to Yuma and its shareholders as of February 10, 2016.

Subsequently, Yuma’s board of directors retained ROTH to deliver a separate opinion as to the fairness, from a financial point of view, to Yuma and its shareholders of the exchange ratio (as defined below) setting forth the number of shares of Yuma common stock to be issued for each share of Davis common stock in the merger, or the exchange ratio opinion. At a meeting of Yuma’s board of directors on May 25, 2016, ROTH issued its oral opinion to Yuma’s board of directors, later confirmed in a written opinion dated the same date, that, based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as ROTH considered relevant, the exchange ratio is fair, from a financial point of view, to Yuma and its shareholders as of February 10, 2016.

The full text of ROTH’s total consideration opinion, dated as of February 10, 2016, and the Adjustment Letter thereto, dated as of March 4, 2016, confirming its oral opinion issued to Yuma’s board of directors on February 10, 2016, and ROTH’s exchange ratio opinion, dated as of May 25, 2016, each set forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by ROTH in rendering its opinions, and are attached to this proxy statement/prospectus as Annex F and incorporated in their entirety herein by reference.  You are urged to and should carefully read the ROTH opinions in their entirety and this summary is qualified by reference to the written opinions.  The ROTH total consideration opinion addresses only the fairness, from a financial point of view and as of February 10, 2016, of the total consideration to be paid in the merger by Yuma.  The exchange ratio opinion addresses only the fairness, from a financial point of view and as of February 10, 2016, of the exchange ratio.  ROTH’s opinions were directed to Yuma’s board of directors in connection with its consideration of the merger and do not address Yuma’s underlying business decision to proceed with or effect the merger or the structure of the merger, or the relative merits of the merger compared to any alternative business strategy or transaction in which Yuma might otherwise engage.  The ROTH opinions were approved by ROTH’s fairness opinion committee.

In connection with rendering the opinions described above and performing its respective financial analyses, ROTH, among other things:

●
with respect to the total consideration opinion, reviewed and analyzed the financial terms of the unsigned execution draft of the merger agreement, dated as of February 8, 2016, and with respect to the exchange ratio opinion, reviewed and analyzed the financial terms of the executed merger agreement, dated as of February 10, 2016, as amended to date, or the merger agreement;

●	reviewed certain publicly available and other business and financial information provided by Yuma that ROTH believed to be relevant to its inquiry;

●	reviewed certain internal financial statements and other financial and operating data concerning Yuma and Davis, respectively;

●	reviewed a reserve engineering report, from Davis, prepared by Netherland Sewell & Associates, Inc., or NSAI, dated as of January 6, 2016, or the Davis reserve report;

●	reviewed a reserve engineering report, from Yuma, prepared by NSAI, dated as of January 22, 2016, or the Yuma reserve report;

●
discussed the past and current operations, financial condition and prospects of each of Davis and Yuma with management of Yuma, including the assessments of the management of Yuma as to the liquidity needs of, and financing alternatives and other capital resources available to, Yuma;

●	participated in certain discussions with management of Yuma regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction;

●	reviewed the reported prices and trading activity for Yuma common stock and for Yuma preferred stock;

●	compared selected market valuation metrics of certain publicly-traded companies ROTH deemed relevant with those same metrics implied by the transaction;

●
compared the financial performance of Yuma and Davis, respectively, the prices and trading activity of Yuma common stock with that of certain publicly traded companies ROTH deemed relevant, and other trading data for public companies which ROTH deemed comparable to Davis and Yuma;

●	compared the financial terms of the transaction to financial terms, to the extent publicly available, of certain other acquisition transactions ROTH deemed relevant;

●	participated in certain discussions with management of Yuma, and with representatives of Yuma’s board of directors and its legal and professional advisors; and

●
performed such other analyses, reviewed such other information and considered such other data, financial studies, analyses, and financial, economic and market criteria, and such other factors as ROTH deemed appropriate.

In addition, ROTH held multiple conversations with senior management and the board of directors of Yuma, including, in particular, regarding the course of discussions of the merger. These conversations also entailed recent developments in the business operations of Yuma, including a review of the current senior credit facility and forbearance agreement, and a review of business opportunities and transaction alternatives that were contemplated throughout their internal evaluation process.

The preparation of an opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at each of its opinions, ROTH did not attribute any particular weight to any analysis or factor considered by it, or make any conclusion as to how the results of any given analysis, taken alone, supported its opinions. Accordingly, for each respective opinion, ROTH believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying each of ROTH’s opinions. In addition, with respect to the total consideration opinion, in certain of its analyses, ROTH derived an inferred enterprise value for Davis and compared the value of the consideration to be paid in the merger by Yuma to certain other companies and other transactions that ROTH deemed comparable. Further, with respect to the exchange ratio opinion, in certain of its analyses, ROTH derived an inferred equity value for Davis and resulting exchange ratio and compared the values to certain other companies and other transactions that ROTH deemed comparable. No public companies and/or transaction utilized by ROTH, as a comparison, are identical to Yuma or Davis or to the proposed transaction with Yuma. An analysis of the results of such comparison is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and transactions and other factors that could affect the public trading value of the comparable companies or enterprise value of the comparable transactions to which Davis and the transaction with Yuma were being compared.

In performing its analyses, ROTH made certain assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of ROTH, Yuma and Davis. Any estimates contained in the analyses performed by ROTH are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. ROTH’s total consideration opinion and presentation to Yuma’s board of directors were among several factors taken into consideration by Yuma’s board of directors in making its determination to approve the merger agreement. Consequently, the ROTH analyses described herein should not be viewed as determinative of the decision of Yuma’s board of directors or Yuma’s management to engage in the merger.

The following text sets forth two separate summaries of the material financial analyses that ROTH prepared and relied on in delivering its total consideration opinion and exchange ratio opinion to Yuma’s board of directors, respectively.  These summaries include information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to understand fully the financial analyses presented by ROTH.  The tables alone do not constitute a complete summary of the financial analyses.  The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by ROTH or Yuma’s board of directors.  ROTH arrived at each opinion utilizing and considering different factors and methodologies. The analyses presented below for each opinion should be read and construed respective only to such opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based upon market data, is based upon market data as it existed on or before February 10, 2016, and is not necessarily indicative of current market conditions.

Total Consideration Opinion - Financial Analyses

ROTH utilized a series of financial analyses whereby it, among other things, compared the transaction and Davis to certain transactions and peer companies, respectively, to determine a range of values for Davis.  ROTH also valued Davis’ assets using a net asset value, or NAV, analysis. Through its analyses, ROTH determined that the mean inferred value of Davis as of February 8, 2016 was $60.1 million and was then compared to the mean inferred value of the aggregate consideration by Yuma of $46,194,364 in reaching its opinion as to the fairness, from a financial point of view, to Yuma and its shareholders of the total consideration.  ROTH’s calculation of the value of the total consideration of $46,194,364 by Yuma in the merger is based upon the market value of 144,848,694 shares of Yuma’s common stock at a price per share of $0.19 on February 8, 2016, and the aggregate liquidation preference of $18,673,112 of the shares of Yuma Delaware preferred stock to be issued in the merger.

Comparable Transaction Analysis

ROTH conducted a comparable transactions analysis by examining the terms of selected transactions in the U.S. Gulf Coast region that ROTH believed to be comparable to Davis based upon varying factors including size, geographic location, and/or market perception. Based upon its initial review, ROTH considered 294 acquisition and divestiture transactions completed since January 1, 2014. ROTH reduced the sampling group to include only transactions completed in fiscal year 2015 and those involving companies located in the South Texas, South East Texas, South Louisiana, and the Gulf of Mexico regions, resulting in a group of 11 comparable transactions. ROTH based this reduction of the sampling group upon a specific review of the transactions, as compared to the transaction with Davis, and reduced the sampling group to more closely reflect the prevailing commodity and transactional price environment in fiscal year 2015.

Based on these criteria, ROTH identified and analyzed the following selected eleven transactions:

Buyer	Seller
Texegy LLC	Swift Energy Company
Undisclosed Buyer	Penn Virginia Corp.
EnerVest Management Partners	Alta Mesa Holdings LP
EP Energy Corp.	Goodrich Petroleum Corp.
Undisclosed Buyer	Comstock Resources, Inc.
Undisclosed Buyer	Clayton Williams Energy, Inc.
Glori Energy, Inc.	Undisclosed Seller
Noble Energy, Inc.	Rosetta Resources, Inc.
Undisclosed Buyer	Argent Energy Trust
Sanchez Production Partners, LP	Sanchez Energy Corp.
Pintail Oil and Gas LLC	Midstates Petroleum Company

ROTH compared the value of the total consideration versus the amount of Davis’ proved reserves being exchanged in the merger, to determine an inferred price per proved barrel of oil equivalent, or BOE, in dollars, or the Proved Reserves Value. ROTH also compared the aggregate consideration by Yuma versus the amount of Davis’ daily production being exchanged in the merger, to determine an inferred price per flowing barrel produced each day, or BOE/d, in dollars, or the Production Value.  In reviewing these transactions, ROTH considered various factors including total transaction value, geographic location and diversity of the proven assets, and the relative mix of reserves broken down into proved developed and proved un-developed categories.

ROTH conducted a review of the valuation of Davis based upon the 11 selected comparable transactions in the South Texas, South East Texas, South Louisiana, and the Gulf of Mexico regions completed in fiscal year 2015 and found that: (i) the average Proved Reserves Value was $17.26 per BOE, and (ii) the average Production Value was $51,496 per flowing barrel.

Further, ROTH proportionally risked the valuation metrics of the average Proved Reserves Value and the average Production Value based on the West Texas Intermediate Oil Price, or WTI Oil Price, of $30.00 per barrel, to adjust for, and more accurately reflect, the current market conditions. After effecting such adjustment, ROTH found that: (i) the average Proved Reserves Value was $10.11 per BOE, and (ii) the average Production Value was $30,149 per flowing barrel.

ROTH applied the risk adjusted Proved Reserves Value of $10.11 to the total proved reserves set forth in the Davis reserve report, 4,782,228 BOE.  ROTH also applied the risk adjusted price of Production Value of $30,149 to the current net daily production for Davis, 1,509 BOE/d. The value of Davis’ working capital surplus and additional net undeveloped acreage assets (which was discounted at 90%) were added to the valuation, but were reduced by the value of Davis’ asset retirement obligations. The analysis indicated the following valuation benchmarks for the comparable transactions approach:

	Mean Value/ Average Price Paid(1)	Mean Value/ Average Price Paid as Risk Adjusted(2)
Transaction Value ($MM)	$403.7	$403.7
Proved Reserves Value	$17.26	$10.11
Production Value	$51,496	$30,149
Average Price per Acre	$6,192	$6,192

(1)	Transactions were realized verse an average WTI Oil Price of $51.24 per barrel.
(2)	Transactions were realized verse a base WTI Oil Price of $30.00 per barrel.

Using the mean Proved Reserves Value, the mean inferred value for Davis resulted in $50,677,386.  Using the mean price paid per Production Value, the mean inferred value for Davis resulted in $47,834,557.

Comparable Company Analysis

ROTH performed a separate analysis of the implied value of Davis using a selected group of publicly traded oil and gas companies located in the regions of South Texas and South Louisiana. Based on its review of the applicable metrics for each of the selected sector relevant peer companies that it believes are comparable to Davis based upon varying factors including size, geographic location, and/or market perception, ROTH determined the total enterprise value of Davis using a total enterprise valuation approach (where total enterprise valuation is defined as the market value of equity, plus the book value of debt, plus the liquidation value of preferred stock, less excess cash and cash equivalents) by applying enterprise valuation multiples to Davis’ reserve, production and financial metrics to obtain a series of corresponding total enterprise valuations.

In estimating Davis’ enterprise value, ROTH utilized: (i) the Davis reserve report, using the following average commodity prices: oil $49.25 per barrel, natural gas liquids $17.84 per barrel and natural gas $2.45 per Mcf, (ii) management-provided average BOE/d figures through February 8, 2016, and (iii) Davis’ actual earnings before interest, taxes, depreciation and amortization, or EBITDA, for the year ended December 31, 2015.

Based on these criteria, ROTH identified and analyzed the following selected companies:

Company Name	Ticker
Evolution Petroleum Corporation	EPM
PetroQuest Energy, Inc.	PQ
Comstock Resources, Inc.	CRK
Contango Oil & Gas Company	MCF
Stone Energy Corporation	SGY
Jones Energy, Inc.	JONE
Energy XXI Ltd.	EXXI
Halcón Resources Corporation	HK

For the selected companies, ROTH utilized the most recently publicly disclosed reserve, production and financial data and closing market share prices as of February 8, 2016 (the last full U.S. market trading day prior to the date of ROTH’s opinion).  The analysis indicated the following valuation benchmarks for the total enterprise valuation approach:

	EV/ BOE (Proved)	EV/ (BOE/d)	EV/EBITDA FY2015(E)
Mean	$11.12	$46,379	5.5x
Median	$11.34	$38,877	4.3x

ROTH applied these mean valuation multiples to Davis’ reserve, production and EBITDA metrics and obtained a range of enterprise values. ROTH applied the mean EV/BOE multiple of $11.12 per BOE to Davis’ reserve engineering estimates set forth in the Davis reserve report of 4,782,228 BOE, which resulted in an inferred value of Davis of $55,535,567. ROTH applied the EV/(BOE/d) multiple of $46,379 (BOE/d) to Davis’ daily production rate of 1,509 BOE/d, which resulted in the inferred value of Davis of $72,326,940. Lastly, ROTH applied the mean EV/EBITDA multiple to Davis’ estimated 2015 EBITDA of $14,944,000, which resulted in the inferred value of $84,546,995. These inferred values are inclusive of the additions of the book value or estimated fair market value of Davis’ net undeveloped acreage and working capital, less Davis’ asset retirement obligation.

Net Asset Valuation Analysis

Based upon management information, ROTH estimated the NAV of Davis’ assets based on Davis’ existing base of proved developed producing, proved developed non-producing and proved undeveloped reserves set forth in the Davis reserve report and information provided by Yuma’s management.

The NAV of Davis’ assets was determined using PV-10 (as defined below) and risking factors based on reserve category and location, as discussed with Yuma management. ROTH estimated the NAV of Davis’ assets by adding (i) the PV-10 of the proved developed producing, proved developed non-producing and proved undeveloped reserves, plus (ii) the book value or estimated fair market value of other assets, which assets include net undeveloped acreage and working capital, less (iii) the asset retirement obligation.

The term “PV-10” means the present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated lease operating expense, production taxes and future development costs, using prices, as prescribed in the SEC rules, and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service, depreciation, depletion and amortization, or federal income taxes and discounted using and annual discount rate of 10%. PV-10 is considered a non-GAAP financial measure as defined by the SEC.

Based on this analysis, the NAV of Davis’ assets was $49,749,567.

Relative Values

ROTH determined the value of Davis of $60.1 million using (i) the mean of the average inferred value resulting from the comparable transaction analysis and the value derived from the NAV analysis, of $49.4 million, and (ii) the comparable company analysis of $70.8 million, each derived from the above financial analyses. This comparison showed that the average inferred enterprise value of Davis is $60.1 million.

Exchange Ratio Opinion - Financial Analyses

In arriving at its exchange ratio opinion, ROTH utilized a series of financial analyses whereby it, among other things, developed a range of hypothetical equity valuations for Davis, and from such valuations, inferred a range of exchange ratios. ROTH compared the inferred exchange ratios to the actual exchange ratio of 0.0962x, or the exchange ratio, in reaching its opinion as to the fairness, from a financial point of view, to Yuma and its shareholders of the exchange ratio.  Through its analyses, ROTH’s calculation of the value of the exchange ratio is based upon the market value and data as of February 8, 2016. In addition, ROTH utilized the post-reverse stock split shares outstanding for its analyses of the merger. In conducting its exchange ratio analyses, ROTH employed the following generally accepted methodologies in developing a range of hypothetical equity valuations for Davis: (1) a comparable transaction analysis, (2) a comparable public company analysis, and (3) a NAV analysis. ROTH utilized these ranges of hypothetical equity valuations for Davis and inferred a range of exchange ratios. In addition, ROTH utilized a contribution analysis, as further discussed below.

Comparable Transactions Analysis

ROTH conducted a comparable transactions analysis by examining the terms of selected transactions in the U.S. Gulf Coast region that ROTH believed to be comparable to Davis based upon varying factors including size, geographic location, and/or market perception. Based upon its initial review, ROTH considered 294 acquisition and divestiture transactions completed since January 1, 2014.  ROTH reduced the sampling group to include only transactions completed in fiscal year 2015 and those involving companies located in the South Texas, South East Texas, South Louisiana, and the Gulf of Mexico regions, resulting in a group of 11 comparable transactions. ROTH based this reduction of the sampling group upon a specific review of the transactions, as compared to the transaction with Davis, and reduced the sampling group to more closely reflect the prevailing commodity and transactional price environment in fiscal year 2015.

ROTH reviewed the amount of Davis’ proved reserves being exchanged in the merger, to determine an inferred Proved Reserves Value. ROTH also reviewed the amount of Davis’ daily production being exchanged in the merger, to determine an inferred Production Value.  In reviewing these transactions, ROTH considered various factors including total transaction value, geographic location and diversity of the proven assets, and the relative mix of reserves broken down into proved developed and proved un-developed categories.

ROTH conducted a review of the valuation of Davis based upon the 11 selected comparable transactions in the South Texas, South East Texas, South Louisiana, and the Gulf of Mexico regions completed in fiscal year 2015 and found that: (i) the average Proved Reserves Value was $17.26 per BOE, and (ii) the average Production Value was $51,496 per flowing barrel.

Due to the fluctuation of oil prices during the time periods surrounding each of the precedent transactions and the time the first fairness opinion was delivered, ROTH proportionally risked the valuation metrics of the average Proved Reserves Value and the average Production Value based on the West Texas Intermediate Oil Price, or WTI Oil Price, of $30.00 per barrel, to adjust for, and more accurately reflect, the current market conditions. ROTH did not adjust the valuation metrics relating to Yuma or Davis, but rather ROTH solely proportionally risked such valuation metrics for the underlying precedent transactions, to provide for a more equal comparison given such market conditions due to the fluctuation of oil prices. After effecting such adjustment, ROTH found that: (i) the average Proved Reserves Value was $10.11 per BOE, and (ii) the average Production Value was $30,149 per flowing barrel.

Using the risk adjusted Proved Reserves Value, the mean inferred enterprise value for Davis resulted in $48,337,043.  Using the risk adjusted price paid per Production Value, the mean inferred enterprise value for Davis resulted in $45,494,214. These values are slightly different than the previous values under the total consideration opinion because ROTH was able to update the number of shares to be issued to Davis stockholders and utilized the audited consolidated financial statements of Yuma and Davis. The value of Davis’ working capital surplus and additional net undeveloped acreage assets (which was discounted at 90%) were added to each valuation, but were reduced by the value of Davis’ asset retirement obligations, and the book value of its preferred stock, resulting in a $17,080,864 reduction to the referenced valuations. As a result, the analysis indicated the following valuations for the comparable transactions approach: (a) using the risk adjusted Proved Reserves Value, the mean inferred equity value for Davis resulted in $31,256,178, and (b) using the risk adjusted price paid per Production Value, the mean inferred equity value for Davis resulted in $28,413,349.

Comparable Company Analysis

ROTH performed a separate analysis of the implied value of Davis using a selected group of publicly traded oil and gas companies located in the regions of South Texas and South Louisiana. Based on its review of the applicable metrics for each of the selected sector relevant peer companies that it believes are comparable to Davis based upon varying factors including size, geographic location, and/or market perception, ROTH determined the total equity value of Davis. In estimating Davis’ equity value, ROTH utilized: (i) the Davis reserve report, using the following average commodity prices: oil $49.25 per barrel, natural gas liquids $17.84 per barrel and natural gas $2.45 per Mcf, (ii) management-provided average BOE/d figures through February 8, 2016, and (iii) Davis’ estimated EBITDA for the year ended December 31, 2015. Based on these criteria, ROTH identified and analyzed the same selection of public companies listed above.

For the selected companies, ROTH utilized the most recently publicly disclosed reserve, production and financial data and closing market share prices as of February 8, 2016. The analysis indicated the following valuation benchmarks: (i) for EV per BOE, a mean of $11.12, (ii) for EV per by BOE/d, a mean of $46,378, and (iii) for EV multiple based on Davis’ estimated EBITDA for the year ended December 31, 2015, the multiple mean of 5.5x.

ROTH applied these mean valuation multiples to Davis’ reserve, production and EBITDA metrics and obtained a range of equity values. ROTH applied the mean EV/BOE multiple of $11.12 per BOE to Davis’ reserve engineering estimates set forth in the Davis reserve report of 4,782,228 BOE, which resulted in an inferred enterprise value of Davis of $53,195,636. ROTH applied the EV/(BOE/d) multiple of $46,378 (BOE/d) to Davis’ daily production rate of 1,509 BOE/d, which resulted in the inferred enterprise value of Davis of $69,984,922. ROTH applied the mean EV/EBITDA multiple to Davis’ estimated EBITDA for the year ended December 31, 2015 of $14,944,000, which resulted in the inferred enterprise value of $82,216,913. These values are slightly different than the previous values under the total consideration opinion because ROTH was able to update the number of shares to be issued to Davis stockholders and utilized the audited consolidated financial statements of Yuma and Davis. These inferred enterprise values are inclusive of the additions of the book value or estimated fair market value of Davis’ net undeveloped acreage and working capital, less Davis’ asset retirement obligation. The value of Davis’ working capital surplus and additional net undeveloped acreage assets (which was discounted at 90%) were added to each valuation, but were reduced by the value of Davis’ asset retirement obligations, and the book value of its preferred stock, resulting in a $17,080,864 reduction to the referenced valuations. As a result, the analysis indicated the following equity valuations for the comparable company approach: (i) for equity value based on a value per BOE, an inferred equity value of Davis of $36,114,771, (ii) for equity value based on BOE/d, an inferred equity value of Davis of $52,904,058, and (iii) for equity value based on Davis’ estimated EBITDA for the year ended December 31, 2015, an inferred equity value of $65,136,048.

The table below sets forth a summary of what was discussed above regarding the comparable company analysis, which includes the additional value of Davis’ working capital surplus and additional net undeveloped acreage assets (which was discounted at 90%) as well as the reduction of the value of Davis’ asset retirement obligations, and the book value of its preferred stock:

Market Valuation Metrics
Production Value	$52,904,058
Proved Reserves Value	$36,114,771
2015 Estimated EBITDA	$65,136,048

Net Asset Value Analysis

Based upon management information, ROTH estimated the NAV of Davis’ assets based on Davis’ existing base of proved developed producing, proved developed non-producing and proved undeveloped reserves set forth in the Davis reserve report and information provided by Yuma’s management.

The NAV of Davis’ assets was determined using PV-10 (as defined above), and based on this analysis, the NAV of Davis’ assets was $40,980,139. The NAV of Davis’ assets was determined using PV-10 and risking factors based on reserve category and location, as discussed with Yuma management. ROTH estimated the implied Equity Value of Davis under the NAV method by adding (i) the PV-10 of the proved developed producing, proved developed non-producing and proved undeveloped reserves, plus (ii) the book value or estimated fair market value of other assets, which assets include net undeveloped acreage and working capital, less (iii) the asset retirement obligation and book value of Davis’ preferred stock. Based on this analysis, the implied Equity Value of Davis’ assets was $23,899,275.

Relative Values

ROTH utilized the above equity valuations and ultimately inferred a range of exchange ratios. First, based on the above comparable transaction and NAV equity valuation analyses, ROTH inferred equity valuations of Davis, which resulted in an average equity valuation of $27.86 million, as set forth in Table 1 below:

Table 1:
Inferred Equity Valuation ($MMs)
Production Value	28.41
Proved Reserves Value	31.26
NAV	23.90
Average	27.86

Further, based on the above comparable company equity valuation analysis, ROTH inferred equity valuations of Davis, which resulted in an average equity valuation of Davis of $51.38 million, as set forth in Table 2 below:

Table 2:
Inferred Equity Valuation ($MMs)
Production Value	52.90
Proved Reserves Value	36.11
2015 Estimated EBITDA	65.14
Average	51.38

From the inferred equity valuations set forth in Tables 1 and 2 above, ROTH selected the analyses it felt were most relevant to its overall fairness analysis. ROTH inferred the equity valuation per share of Davis common stock, by dividing the respective inferred equity valuations by the number of issued and outstanding shares of Davis common stock immediately prior to the merger of 150,178,227 shares. This resulted in an inferred equity valuation per share, as set forth in Table 3 below:

                Table 3:
Inferred Equity Valuation Per Share($)
Comparable Transactions | Production Value	0.19
NAV	0.16
Comparable Company | Production Value	0.35
Comparable Company | 2015 Estimated EBITDA	0.43

ROTH then inferred the share consideration for Davis common stock by dividing the selected inferred equity valuation figures set forth in Tables 1 and 2 above, by the inferred equity valuation per share figures, as set forth in Table 3 above, respectively.  As share consideration for the merger, it is proposed that Yuma will issue 14,449,192 shares of its common stock to the common shareholders of Davis immediately prior to the merger, which figure ROTH compared to the inferred share consideration for Davis common stock set forth in Table 4 below:

Table 4:
Inferred Share Consideration
Comparable Transactions | Production Value	14,954,394
NAV	12,578,566
Comparable Company | Production Value	27,844,241
Comparable Company | 2015 Estimated EBITDA	34,282,131

In order to arrive at a range of exchange ratios, the inferred share consideration values for Davis common stock as set forth in Table 4 above were each divided by the number of issued and outstanding shares of Davis common stock immediately prior to the merger of 150,178,227 shares. As a result, the range of exchange ratios was between 0.0838x and 0.2283x, as set forth in Table 5 below:

Table 5:
	Inferred Exchange Ratio
Comparable Transactions | Production Value	0.0996	x
Comparable Transactions | Proved Reserves Value	0.1095	x
NAV	0.0838	x
Comparable Company | Production Value	0.1854	x
Comparable Company | Proved Reserves Value	0.1266	x
Comparable Company | 2015 Estimated EBITDA	0.2283	x

Based on the above analyses as well as the inferred range of exchange ratios, ROTH determined that the actual exchange ratio of 0.0962x, is fair to Yuma and its shareholders, from a financial point of view.

Contribution Analysis

              ROTH also evaluated each of Yuma and Davis’ proportionate contribution to the combined company based on several key categories of measure. ROTH took into consideration the financial, operating and valuation metrics it deemed relevant (given the then-current market conditions) which resulted in Yuma receiving a greater percentage of the combined ownership through the exchange ratio. Relevant metrics included current Production Value, Proved Reserves Value, NAV, working capital, debt, and EBITDA.  ROTH calculated implied pro forma equity contributions of Yuma and Davis from operating contributions by adjusting for net debt, asset retirement obligations, undeveloped acreage, preferred stock and hedge derivatives as of December 31, 2015. ROTH then divided the implied equity values of Yuma and Davis by the number of shares of issued and outstanding Yuma common stock and Davis common stock, respectively, to calculate implied share prices. Finally, ROTH calculated the implied exchange ratio by (i) dividing the low implied share price of Yuma by the high implied share price of Davis to arrive at the low end of the implied exchange ratio, and (ii) dividing the high implied share price of Davis by the low implied share price of Yuma to arrive at the high end of the range. The analysis indicated a range of implied ratios of 0.0325x to 0.5000x compared to the actual exchange ratio of 0.0962x.

The following table presents the results of this analysis and resulting ownership percentages based on the relevant metrics:
	Yuma	Davis
Financial & Operating Metrics	36.3%	63.7%
Value Contribution Metrics	23.8%	76.2%
Proposed Deal	38.9%	61.1%

Based on the foregoing analysis, ROTH further determined that the exchange ratio of 0.0962x, is fair to Yuma and its shareholders, from a financial point of view.

General

In conducting its review and arriving at each of its opinions, ROTH did not independently verify any of the foregoing information and assumed and relied upon such information being accurate and complete, and relied upon the assurances of management of Yuma that the information provided was accurate and complete in all material respects when given to ROTH and that they are not aware of any facts that would make any of the information reviewed by ROTH inaccurate, incomplete or misleading in any material respect.  Yuma relied on Davis’ representations that the information provided by Davis to Yuma for ROTH’s analysis was accurate and complete in all material respects. With respect to the Davis reserve report and the Yuma reserve report, ROTH assumed and relied upon such information being accurate and complete, and without amendment. With respect to the total number of shares of Yuma Delaware preferred stock to be paid, ROTH assumed and relied upon discussions with the management of Yuma, that Davis’ board of directors would declare and issue a dividend on the then issued and outstanding shares of Davis preferred stock, payable in kind, for the quarters ended March 31, 2016 and June 30, 2016. ROTH has not been engaged to assess the achievability of any projections or the assumptions on which they were based, and expressed no view as to such projections or assumptions.

ROTH also assumed the transaction will be consummated in accordance with the terms set forth in the merger agreement and in compliance with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal, state and local statutes, rules, regulations and ordinances and the rules and regulations of the NYSE MKT and any other applicable exchanges, that the merger agreement is enforceable against each of the parties thereto in accordance with its terms, that the representations and warranties of each party in the merger agreement are true and correct, that each party will perform on a timely basis all covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the transaction will be satisfied without waiver thereof. With respect to the total consideration opinion, ROTH further assumed that the merger agreement, when signed, will be without amendment and in all respects material to its analysis. ROTH also assumed that all governmental, regulatory and other consents and approvals required to consummate the transaction will be obtained and that, in the course of obtaining any of those consents and approvals, no modification, delay, limitation, restriction or condition will be imposed or waivers made that would have an adverse effect on Yuma or Davis or on the contemplated benefits of the transaction.

In arriving at each of its opinions, ROTH assumed no responsibility for any independent valuation or appraisal of the assets or liabilities, including any pending or threatened litigation, regulatory action, administrative investigations, possible un-asserted claims or other contingent liabilities, to which Yuma, Davis, or any of their respective affiliates was a party or may be subject, nor was ROTH furnished with any such valuation or appraisal, and each of its opinions makes no assumption concerning, and therefore does not consider, the possible assertions of claims, outcomes or damages arising out of any such matters. In addition, ROTH assumed no obligation to conduct, nor did it conduct, any physical inspection of the properties, assets or facilities of Yuma or Davis. ROTH relied, with the consent of Yuma, on the assessments of Yuma and its advisors as to all accounting, legal, tax and regulatory matters with respect to Yuma and the transaction. ROTH did not evaluate the solvency or creditworthiness of Yuma or Davis under any applicable law relating to bankruptcy, insolvency, fraudulent transfer or similar matters.  ROTH expressed no opinion regarding the liquidation value of Yuma or Davis or any other entity.

ROTH’s opinions are necessarily based on economic, market and other conditions as they exist and can be evaluated as of, and the information made available to ROTH as of, February 10, 2016. Events occurring after that date could materially affect the assumptions used in preparing the opinions.

ROTH, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. ROTH and its affiliates are currently providing and may in the future provide investment banking and other financial services to Yuma and its affiliates for which ROTH and its affiliates have received and would expect to receive compensation. In the ordinary course of business, ROTH and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Yuma, and accordingly, may at any time hold a long or a short position in such securities. ROTH may in the future provide investment banking and financial services to Yuma or Davis for which ROTH would expect to receive compensation.

Pursuant to the terms of the engagement of ROTH, Yuma paid ROTH a fee of $125,000 for rendering the total consideration opinion, and $75,000 for rendering the exchange ratio opinion. No portion of either fee was based upon whether ROTH delivered a favorable opinion with respect to the total consideration to be paid in the merger and the exchange ratio, respectively. In addition, Yuma also agreed to reimburse ROTH for reasonable expenses, up to $30,000 in the aggregate, and to indemnify ROTH and related parties against certain liabilities, including liabilities under the federal securities laws, and other items arising out of its engagement.

Interests of Yuma’s Directors and Executive Officers in the Merger

In considering the recommendation of the Yuma board of directors with respect to adopting the merger agreement, Yuma shareholders should be aware that members of the board of directors and executive officers of Yuma have interests in the merger that may be different from, or in addition to, interests they may have as Yuma shareholders. For example, following the consummation of the merger, four of the five directors of Yuma will become the directors of the combined company and all of the executive officers of Yuma will become the executive officers of the combined company. Mr. Lodzinski, one of the Yuma directors, will be appointed to serve as an independent director of the combined company by Davis.

Yuma’s board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the merger agreement including the merger and transactions contemplated thereby and to recommend that its shareholders approve and adopt the merger agreement proposal contemplated by this proxy statement/prospectus.

Interests of Davis’ Directors and Executive Officers in the Merger

In considering the recommendation of the Davis board of directors with respect to adopting the merger agreement, Davis stockholders should be aware that certain members of the board of directors and executive officers of Davis have interests in the merger that may be different from, or in addition to, interests they may have as Davis stockholders. For example, following the consummation of the merger, certain of the directors of Davis will become the directors of Yuma Delaware and, as the directors of Yuma Delaware, shall receive continued indemnification. Davis will purchase a “tail” insurance policy of directors’ and officers’ liability insurance for the benefit of all of its directors and executive officers prior to the closing of the merger transaction. None of Davis’ officers will become officers of Yuma Delaware but will receive certain severance payments as a result of the merger.

Davis’ board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the merger agreement including the merger and transactions contemplated thereby and to recommend that its stockholders approve and adopt the merger agreement proposal contemplated by this proxy statement/prospectus.

Combined Company’s Board of Directors and Management Following the Merger

Yuma has agreed to take all necessary action to cause, effective at the effective time of the merger, the number of directors on the Yuma Delaware board of directors to be set at seven. In addition, Yuma will nominate three directors and Davis will nominate four directors to serve on the board of directors of Yuma Delaware. In the event that the merger is not completed, the reincorporation will not be effected and the directors and officers of Yuma will continue in office.

Following completion of the merger, Yuma executive officers will retain their current roles within the combined company.

Regulatory Filings and Approvals Required For Completion of the Merger

Neither Yuma nor Davis is aware of any material governmental or regulatory approval required for the completion of the merger, other than filings and compliance with the applicable corporate law of the States of California and Delaware.

Treatment of Yuma Equity Awards

Each option to acquire Yuma common stock granted pursuant to Yuma’s stock plans and outstanding immediately prior to the consummation of the reincorporation, whether vested or unvested, exercisable or unexercisable, will be automatically converted into an option to purchase one-tenth of one share of Yuma Delaware common stock for each share of Yuma common stock subject to such option, on the same terms and conditions applicable to the option to purchase Yuma common stock, except that the exercise price of such option shall be multiplied by ten and the conversion shall be in accordance with Section 409A of the Code.

Each outstanding share of restricted stock of Yuma granted pursuant to Yuma’s stock plans and outstanding immediately prior to the consummation of the reincorporation, whether vested or unvested, will be automatically converted into the right to receive one-tenth of one share of Yuma Delaware common stock, on the same terms applicable to such restricted stock award.

Each stock appreciation right granted pursuant to the Yuma stock plans and outstanding immediately prior to the consummation of the reincorporation, whether vested or unvested, exercisable or unexercisable, will be automatically converted into the right to receive one-tenth of one share of Yuma Delaware common stock for each share of Yuma common stock subject to such stock appreciation right, on the same terms and conditions applicable to the stock appreciation right, except that the exercise price shall be multiplied by ten and the conversion shall be in accordance with Section 409A of the Code.

Treatment of Davis Equity Awards

Each restricted stock award which was issued pursuant to Davis’ stock plans and is outstanding immediately prior to the effective time of the merger, shall vest immediately prior to the closing of the merger and become an unrestricted share of common stock of Davis with the right to receive an amount of shares of common stock of Yuma equal to the per share merger consideration and exchange ratio.

Each outstanding option to acquire Davis common stock which was issued pursuant to Davis’ stock plans and is outstanding immediately prior to the effective time of the merger shall automatically be cancelled upon the closing of the merger, and the holder of such option shall have no further rights with respect to such option and no further consideration shall be paid or payable with respect to such option.

Dividends

The merger agreement provides that, prior to the effective time:

●
Yuma and its subsidiaries may not declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock, except that Yuma may permit any direct or wholly-owned subsidiary of Yuma to pay dividends and distributions to its parent and Yuma may pay certain dividends payable to holders of Yuma preferred stock; and

●
Davis or any of its subsidiaries may not declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock, except (i) certain dividends with respect to the Davis preferred stock and (ii) for dividends paid by any direct or wholly-owned subsidiary of Davis to its parent.

Listing of Yuma Delaware Shares of Common Stock

It is a condition to completion of the merger that the shares of Yuma Delaware common stock issuable in the merger be authorized for listing on the NYSE MKT, subject to official notice of issuance.

Significant Differences in the Rights of Davis Stockholders and the Rights of Yuma Delaware Stockholders

Each of Davis and Yuma Delaware are Delaware corporations. As such, the rights of Davis and Yuma Delaware stockholders are governed by the laws of the State of Delaware. Additionally, the rights of Davis stockholders are governed by Davis’ certificate of incorporation (as amended by the Designation of Series A Convertible Preferred Stock and as further amended), and bylaws, and the rights of Yuma Delaware stockholders will be governed by Yuma Delaware’s amended and restated certificate of incorporation (as amended by the Designation of Series D Convertible Preferred Stock) and amended and restated bylaws (which will be effective concurrently with the consummation of the merger).

After the merger, all Davis stockholders will become stockholders of Yuma Delaware. Accordingly, their rights will be governed by Yuma Delaware’s amended and restated certificate of incorporation and amended and restated bylaws. While the rights and privileges of Davis stockholders are, in many instances, comparable to those of Yuma Delaware stockholders, there are some differences. These differences arise from differences between the respective governing documents of Davis and Yuma Delaware.

The following discussion summarizes the material differences between the rights of Davis stockholders and the rights of Yuma Delaware stockholders. The following discussion is only a summary and does not purport to be a complete description of all the differences. Please consult the respective governing documents of Davis and Yuma Delaware, each as amended, restated, supplemented or otherwise modified from time to time and as filed with the SEC (or in Davis’ case, available upon request), for a more complete understanding of these differences. See “Where You Can Find More Information” beginning on page [●].

COMMON STOCK

Davis	Yuma Delaware
Capital Stock
Davis is authorized to issue 400,100,000 shares of common stock, $0.01 par value per share.	Yuma Delaware is authorized to issue 100,000,000 shares of common stock, $0.001 par value per share.
Voting Rights

Each holder of common stock will have one vote for each share of Davis common stock held by such holder on all matters voted upon by the stockholders of Davis.	Each holder of common stock will have one vote for each share of Yuma Delaware common stock held by such holder on all matters voted upon by the stockholders of Yuma Delaware.
Number of Directors
The Davis board of directors shall consist of a number of directors fixed from time to time by the board of directors.

The number of directors shall be fixed by or in the manner provided in the bylaws, which authorizes no fewer than two and no more than seven directors as determined by the board from time to time; provided that from and after the date of which Yuma Delaware has a class of capital stock registered under the Exchange Act, the Yuma Delaware board of directors must consist of at least three directors.

Under Delaware law, directors need not be stockholders of Davis or residents of Delaware. Currently, there are five directors on the Davis board of directors.	Under Delaware law, directors need not be stockholders of Yuma Delaware or residents of Delaware. At the effective time of the merger, the Yuma Delaware board of directors will have seven directors.

Classification of Board of Directors
Davis has one class of directors and each director is elected for a term of one year.

Yuma Delaware’s amended and restated certificate of incorporation provides for three classes of directors; one class of  two directors will be appointed to an initial one-year term, a second class of three directors will be appointed to an initial two-year term and a third class of two directors will be appointed to an initial three-year term. At each annual meeting thereafter, directors will be elected to succeed those directors whose terms then expire, and each person so elected will serve for a three-year term.

If at any time the former stockholders of Davis beneficially own less than 50% of the aggregate voting power of all outstanding shares of stock entitled to vote in the election of Yuma Delaware’s directors, at each annual meeting of stockholders following such date, each of the successor directors elected at such annual meeting shall only serve for a one-year term.

Election of Directors
Directors are elected by a majority of the stockholder votes cast at a stockholder meeting.

Directors are elected by a majority of the stockholder votes cast at a meeting; provided, that, if there are more nominees than the number of directors to be elected, directors will be elected by a plurality of the votes of the shares represented in person or by proxy at a meeting of the stockholders that are entitled to vote on the election of directors.

Removal of Directors

A Davis director or the entire board of directors may be removed, with or without cause, at a meeting called for that purpose, by the affirmative vote of the holders of a majority of the shares then entitled to vote for the election of directors.

A Yuma Delaware director may be removed prior to the end of his or her term only for cause at a special or annual meeting of stockholders by the affirmative vote of a majority of the shares then entitled to vote for the election of directors.

Vacancies on the Board of Directors
Any vacancy on the board of directors may be filled by a majority of the directors then in office.	Any vacancy occurring on the board of directors will be filled only by a majority of the directors then in office, although less than a quorum, or by the sole remaining director.
Quorum

A majority of the total number of directors or any committee shall constitute a quorum.

A majority of the issued and outstanding stock entitled to vote thereat, represented in person or by proxy, shall constitute a quorum at all meetings of stockholders.

A majority of the total number of directors shall constitute a quorum.

A majority of the issued and outstanding stock entitled to vote thereat, represented in person or by proxy, shall constitute a quorum at all meetings of stockholders.

Special Meeting of Stockholders

Special meetings of Davis stockholders (1) may be called by the board of directors, the president or the chairman of the board or (2) shall be called by the President or the Secretary on the written request of the holders of 10% or more of the shares of Davis that are issued and outstanding and entitled to vote.

Special meetings of Yuma Delaware stockholders may be called (1) by the board of directors pursuant to a resolution adopted by a majority of the board, the chairman of the board, the chief executive officer or the president (in the absence of a chief executive officer) or (2) by the secretary whenever requested in writing by holders of at least 10% of the voting power of the issued and outstanding shares of Yuma Delaware entitled to vote generally in the election of directors.

Stockholder Nominations and Proposals

Davis’ governing documents do not proscribe a notice period for stockholder nominations or proposals. Delaware law does not require stockholders to provide any advance notice of director nominations or stockholder proposals at annual meetings.

The bylaws of Yuma Delaware require advance notice by stockholders who wish to have business brought before an annual meeting of stockholders (except for proposals brought under Rule 14a-8 of the Exchange Act) or who wish to nominate a director at an annual or special meeting of stockholders.

For a nomination or stockholder proposal to be properly made by a stockholder, the record stockholder's notice of nomination or proposal must be received by the secretary at the principal executive offices of the corporation not less than 45 or more than 75 days prior to the one-year anniversary of the date on which the corporation first mailed its proxy materials (or notice of availability of proxy materials) for the preceding year's annual meeting of stockholders; provided, however, that if the meeting is convened more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year's annual meeting, or if no annual meeting was held in the preceding year, notice by the record stockholder to be timely must be so received not later than the close of business on the later of: (1) the 90th day before such annual meeting; or (2) the 10th day following the day on which public announcement of the date of such meeting is first made.

In the event that the number of directors to be elected to the Yuma Delaware board of directors is increased, and there has been no public announcement naming all of the nominees for director or indicating the increase in the size of the board of directors made by the corporation at least ten days before the last day a record stockholder may deliver a notice of nomination in accordance with the preceding sentence, a record stockholder's notice shall also be considered timely, with respect to nominees for any new positions created by such increase, if it is received by the secretary of the corporation not later than the close of business on the 10th day following the day on which such public announcement was first made by the corporation. An adjournment, rescheduling or postponement of an annual meeting for which notice has been given, does not commence a new time period for the giving of a record stockholder's notice.

Indemnification

Davis’ certificate of incorporation provides for mandatory indemnification to the fullest extent permitted by Delaware law of all persons serving as members of the Davis board of directors against all expense, liability and loss reasonably incurred or suffered in connection with such service. Davis’ bylaws provide for mandatory indemnification of officers and directors of Davis against all expense, liability and loss reasonably incurred or suffered in connection with the service of such position.

In addition, under its bylaws Davis has the power to indemnify to the same extent any employee or agent of the corporation who is or was made a party to any action because the person is or was an employee or agent of Davis or served at the request of Davis as an employee or agent of another corporation or of a partnership, joint venture, employee benefit plan, trust or other enterprise.

Yuma Delaware’s certificate of incorporation provides for mandatory indemnification to the fullest extent permitted by Delaware law of any officer or director of Yuma Delaware who is or was made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, because the person is or was an officer, director, employee or agent of Yuma Delaware or served at the request of Yuma Delaware as a director, officer, employee or agent of another corporation or of a partnership, joint venture, employee benefit plan, trust or other enterprise.

In addition, Yuma Delaware has the power to indemnify to the same extent any employee or agent of the corporation who is or was made a party to any action for any of the reasons described in the preceding sentence.

Amendments to Certificates of Incorporation

Amendment of the restated certificate of incorporation requires the approval of (1) the Davis board of directors and (2) the holders of a majority of the voting power of the outstanding shares entitled to vote.

Generally, amendment of the restated certificate of incorporation requires the approval of (1) the Yuma Delaware board of directors and (2) the holders of a majority of the voting power of the outstanding shares entitled to vote.

Amendments to Bylaws

Davis’ bylaws may be altered, amended or repealed by the affirmative vote of a majority of the votes cast on the matter.

The board of directors shall also have the power to adopt, amend or repeal the bylaws.

Yuma Delaware’s amended and restated bylaws may be altered, amended or repealed by the affirmative vote of a majority of the total voting power of the issued and outstanding shares of the corporation.

The board of directors shall also have the power to adopt, amend or repeal the bylaws; provided that a bylaw amendment adopted by stockholders which specifies the terms of any provision of the bylaws shall not be further amended or repealed by the board of directors.

Action by Written Consent

Any action required to be taken, or that may be taken, at any annual or special meeting of the stockholders may be taken by written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any action required to be taken or permitted to be taken at any meeting of the board of directors, or any committee thereof, may be taken by written consent signed by all members of the board of directors or any committee thereof.

Any action required to be taken, or that may be taken, at any annual or special meeting of the stockholders may be taken by written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any action required to be taken or permitted to be taken at any meeting of the board of directors, or any committee thereof, may be taken by written consent signed by all members of the board of directors or any committee thereof.

PREFERRED STOCK

Davis	Yuma Delaware
Capital Stock
Davis is authorized to issue 50,000,000 shares of preferred stock, of which 50,000,000 have been designated Series A Convertible Preferred Stock (“Davis preferred stock”), par value $0.01 per share.

Yuma Delaware is authorized to issue 20,000,000 shares of preferred stock, of which [●] will be designated as Series D Convertible Preferred Stock (the “Yuma Delaware preferred stock”), par value $0.001 per share.

Voting Rights

Each holder of Davis preferred stock will be entitled to vote equally with the holders of the common stock on an as-converted basis. As such, all of the corporate governance provisions discussed above are also applicable to the preferred stock, except as explicitly set forth below.

As of the date of this filing, each share of Davis preferred stock can be converted into one share of common stock so each holder of Davis preferred stock will have one vote for each share of Davis preferred stock held by such holder on all matters voted upon by the stockholders of Davis.

Additionally, the holders of the Davis preferred stock will be entitled to vote as a separate class on all matters specifically affecting the Davis preferred stock. For example, Davis shall not do any of the following without obtaining first the approval of the holders of at least a majority of the outstanding shares of the Davis preferred stock:

(i)   amend or repeal any provision of the certificate of incorporation or certificate of designation if such action would adversely affect or change the rights, preferences, privileges or powers of the Davis preferred stock;

(ii)  authorize or issue any security having a preference over or being on a parity with the Davis preferred stock with respect to voting (other than the pari passu voting rights of the common stock);

(iii) redeem any share of common stock or other security convertible into common stock, except for the repurchase of shares of common stock at fair market value from employees, officers or directors or any subsidiary pursuant to agreements under which Davis has the option to redeem such shares; or

(iv)  declare, pay or set aside dividends on any class of Davis’ capital stock (other than the Davis preferred stock).

Each holder of Yuma Delaware preferred stock will be entitled to vote equally with the holders of the common stock on an as-converted basis. As such, all of the corporate governance provisions discussed above are also applicable to the preferred stock, except as explicitly set forth below.

Yuma Delaware expects that as of the date of the merger, each share of Yuma Delaware preferred stock can be converted into one share of common stock so each holder of Yuma Delaware preferred stock will have one vote for each share of Yuma Delaware preferred stock held by such holder on all matters voted upon by the stockholders of Yuma Delaware.

Additionally, the holders of the Yuma Delaware preferred stock will be entitled to vote as a separate class on all matters specifically affecting the Series D Preferred Stock. For example, Yuma Delaware shall not do any of the following without obtaining first the approval of the holders of at least a majority of the outstanding shares of the Yuma Delaware preferred stock:

(i)   amend or repeal any provision of the certificate of incorporation or certificate of designation if such action would adversely affect or change the rights, preferences, privileges or powers of the Yuma Delaware preferred stock;

(ii)  authorize or issue any security having a preference over or being on a parity with the Yuma Delaware preferred stock with respect to voting (other than the pari passu voting rights of the common stock);

(iii) redeem any share of common stock or other security convertible into common stock, except for the repurchase of shares of common stock at fair market value from employees, officers or directors or any subsidiary pursuant to agreements under which Yuma Delaware has the option to redeem such shares; or

(iv)  declare, pay or set aside dividends on any class of Yuma Delaware’s capital stock (other than the Yuma Delaware preferred stock).

Conversion Rights

Each share of Davis preferred stock is convertible, at the option of the holder, into such number of fully paid and nonassessable shares of common stock as is determined by dividing $0.55 by the conversion price applicable to such share. The conversion price as of the date hereof is $0.55.

Each share of Davis preferred stock will be automatically converted into common stock immediately upon Davis’ sale of its common stock in a public offering or the date specified by vote of the holders of a majority of the outstanding shares of Davis preferred stock.

Each share of Yuma Delaware preferred stock is convertible, at the option of the holder, into such number of fully paid and nonassessable shares of common stock as is determined by dividing the original issue price (giving effect to the one for ten conversion pursuant to the merger) (approximately $5.75) by the conversion price applicable to such share. Yuma Delaware expects that the conversion price as of the date of the merger will be approximately $5.75.

Each share of Yuma Delaware preferred stock will be automatically converted into common stock immediately upon (i) the date specified by vote of the holders of a majority of the outstanding shares of Yuma Delaware preferred stock, (ii) with respect to any holder, any time that less than 10% of the original number of shares of Yuma Delaware preferred stock issued to such holder are held by such holder together with its affiliates on a combined basis, or (iii) with respect to any holder, when such holder, together with its affiliates on a combined basis, is no longer a holder of Yuma Delaware’s common stock.

Dividends

The holders of Davis preferred stock will be entitled to receive, in preference to all common stock, a 7% per annum dividend that is cumulative and payable in kind per share in such number of shares of Davis preferred stock determined using a price equal to $0.55 per share. In lieu of receiving a fractional share of Davis preferred stock as a dividend, such holder will receive a whole share of Davis preferred stock rounded to the nearest whole share.

In addition, if any dividends are declared with respect to the common stock, the holders of Davis preferred stock will receive the same dividend on each share of the Davis preferred stock then outstanding on an as-converted basis.

The holders of Yuma Delaware preferred stock will be entitled to receive, in preference to all common stock, a 7% per annum dividend that is cumulative and payable in kind per share in such number of shares of Yuma Delaware preferred stock determined using the original issue price of each share (giving effect to the one for ten conversion pursuant to the merger) (approximately $5.75). In lieu of receiving a fractional share of Yuma Delaware preferred stock as a dividend, such holder will receive a whole share of Yuma Delaware preferred stock rounded to the nearest whole share.

In addition, if any dividends are declared with respect to the common stock, the holders of Yuma Delaware preferred stock will receive the same dividend on each share of the Yuma Delaware preferred stock then outstanding on an as-converted basis.

Liquidation Preference
In the event of a Triggering Event (defined below), the holders of Davis preferred stock will receive, prior and in preference to any distribution of the assets of Davis to the holders of common stock, the Preference Amount (defined below) payable with respect to each outstanding share of Davis preferred stock held by them.

In the event of a Triggering Event (defined below), the holders of Yuma Delaware preferred stock will receive, prior and in preference to any distribution of the assets of Yuma Delaware to the holders of common stock, the Preference Amount (defined below) payable with respect to each outstanding share of Yuma Delaware preferred stock held by them.

“Triggering Event” means:

(i) the sale, conveyance or transfer of all or substantially all of the assets of Davis;

(ii) the merger of Davis with or into any other entity;

(iii) a third party acquiring 50% or more of the outstanding voting power of Davis (other than in connection with a public offering); or

(iv) the liquidation, dissolution or winding up of Davis.

Notwithstanding the foregoing, neither (A) a merger effected exclusively to change the domicile of Davis or (B) a transaction in which the Davis stockholders immediately prior to the transaction continue to own 50% or more of the voting power of the surviving company following the transaction shall be deemed Triggering Events.

“Preference Amount” means, with respect to each outstanding share of Davis preferred stock, the greater of (i) $0.55 per share plus accrued but unpaid dividends and (ii) the amount distributable or the consideration payable with respect to the common stock such share of Davis preferred stock is convertible into.

The amounts owed to the stockholders due to a Triggering Event shall be limited to the proceeds of such Triggering Event in the event of a merger or consolidation of Davis.

“Triggering Event” means:

(i) the sale, conveyance or transfer of all or substantially all of the assets of Yuma Delaware;

(ii) the merger of Yuma Delaware with or into any other entity;

(iii) a third party acquiring 50% or more of the outstanding voting power of Yuma Delaware (other than in connection with a public offering); or

(iv) the liquidation, dissolution or winding up of Yuma Delaware.

Notwithstanding the foregoing, neither (A) a merger effected exclusively to change the domicile of Yuma Delaware or (B) a transaction in which the Yuma Delaware stockholders immediately prior to the transaction continue to own 50% or more of the voting power of the surviving company following the transaction shall be deemed Triggering Events.

“Preference Amount” means, with respect to each outstanding share of Yuma Delaware preferred stock, the greater of (i) the original issue price (giving effect to the one for ten conversion pursuant to the merger) of approximately $5.75 per share plus accrued but unpaid dividends and (ii) the amount distributable or the consideration payable with respect to the common stock such share of Yuma Delaware preferred stock is convertible into.

The amounts owed to the stockholders due to a Triggering Event shall be limited to the proceeds of such Triggering Event in the event of a merger or consolidation of Yuma Delaware.

THE MERGER AGREEMENT

The following section summarizes material provisions of the agreement and plan of merger and reorganization referred to herein as the “merger agreement.” This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus. You are urged to read the merger agreement carefully and in its entirety before making any decisions regarding the merger.

The merger agreement summary is included in this proxy statement/prospectus only to provide you with information regarding the terms and conditions of the merger agreement, and not to provide any other factual information about Yuma or Davis or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus.

The representations, warranties and covenants contained in the merger agreement and described in this proxy statement/prospectus were made only for purposes of the merger agreement and as of specific dates and may be subject to more recent developments and to limitations agreed upon by the parties, including being qualified by reference to confidential disclosures which may modify, qualify or create exceptions to the representations and warranties, for the purposes of allocating risk between the parties to the merger agreement instead of establishing these matters as facts, and may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors. The representations and warranties contained in the merger agreement do not survive the effective time of the merger. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement.

The Reincorporation

Upon the terms and subject to the conditions set forth in the merger agreement, at the reincorporation effective time, Yuma will be merged with and into Yuma Delaware Merger Subsidiary, Inc. (“Yuma Delaware”), the separate existence of Yuma shall cease, and Yuma Delaware will continue as the surviving corporation in the reincorporation merger. Following the reincorporation merger, Yuma Delaware, as the surviving corporation, (i) will possess all of Yuma’s and Yuma Delaware’s assets, rights, powers and property as constituted, (ii) will continue to be subject to all of Yuma’s and Yuma Delaware’s debts, liabilities and obligations, and (iii) will be subject to all actions previously taken by the respective boards of directors of Yuma and Yuma Delaware.

Conditions to the Reincorporation

The reincorporation is subject to the satisfaction, or waiver by each of Yuma, Yuma Delaware and Davis, each in its sole discretion, at or prior to the effectiveness of the reincorporation of the following conditions:

(a)           approval of Yuma’s shareholders shall have been obtained;

(b)           none of the parties to the merger agreement shall be subject to any law, order, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by an governmental entity of competent jurisdiction that prohibits the consummation of the reincorporation or makes the consummation of the reincorporation merger illegal;

(c)           a registration statement (the “registration statement”) relating to the shares of Yuma Delaware common stock to be issued to Davis under the merger agreement shall have been declared effective under the Securities Act, and no stop order suspending the effectiveness of the registration statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn;

(d)           no governmental entity having jurisdiction over any party to the merger agreement shall have enacted, issued, promulgated, enforced or entered any laws, or any order, writ, assessment, decision, injunction, decree, ruling or judgment of a governmental entity, whether temporary, preliminary or permanent, that make illegal, enjoin or otherwise prohibit consummation of the reincorporation merger or the other transactions contemplated by the merger agreement.

In addition, the reincorporation is subject to the satisfaction, or waiver by both Yuma and Yuma Delaware, each in its sole discretion, of each of the following conditions:

(a)           (i) the representations and warranties of Davis set forth in Sections 5.02 (Capitalization) and 5.03(a)-(c) (Authority; Non-Contravention) of the merger agreement shall be true and correct in all material respects as of the date of the reincorporation (or, if given as of a specific date, at and as of such date) and (ii) the other representations and warranties of Davis contained in the merger agreement, shall be true and correct in all material respects as of the date of the reincorporation (or if given as of a specific date, at and as of such date), except for changes expressly permitted by the merger agreement. Yuma shall have received a certificate of the chief executive officer or the chief financial officer of Davis to that effect;

(b)           Davis shall have performed in all material respects all obligations required to be performed by it under the merger agreement on or prior to the reincorporation, and Yuma shall have received a certificate of the chief executive officer or the chief financial officer of Davis to that effect; and

(c)           Yuma shall have been furnished with evidence satisfactory to it that Davis has obtained consents, approvals and waivers required by the merger agreement.

The consummation of the reincorporation merger shall take place at the offices of Yuma, 1177 West Loop South, Suite 1825, Houston, Texas 77027, commencing at 9:00 a.m., local time on the second business day following the satisfaction or waiver of all conditions to closing of the reincorporation or such other place or date as the parties may mutually determine.

Certificate of Incorporation and Bylaws

The certificate of incorporation and bylaws of Yuma Delaware immediately prior to the reincorporation, including the Yuma Delaware certificate of designation, shall be the certificate of incorporation and bylaws of Yuma Delaware, unless and until amended in accordance with applicable law and the terms of the merger agreement.

Conversion of Yuma Common Stock and Preferred Stock

Upon completion of the reincorporation and without any further action on the part of the parties or any holder of any of the following securities:

(a)                 Yuma Common Stock. Each issued and outstanding share of Yuma common stock shall be converted into and become one-tenth of one fully paid and nonassessable share of Yuma Delaware common stock.

(b)                 Yuma Series A Preferred Stock. Each issued and outstanding share of Yuma Series A preferred stock shall be converted into 3.5 shares of Yuma Delaware common stock.

(c)                 Cancellation of Delaware Merger Subsidiary Common Stock. Each issued and outstanding share of common stock of Yuma Delaware outstanding prior to the reincorporation shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Treatment of Outstanding Yuma Equity Awards

(a)           Stock Options. Upon the reincorporation, each option to purchase Yuma common stock (the “Yuma Options”) which was issued pursuant to the Yuma 2006 Equity Incentive Plan evidenced by an option agreement and without any further action on the part of any holder of any outstanding Yuma Option, that is outstanding immediately prior to the reincorporation, whether vested or unvested, or exercisable or unexercisable, shall be deemed automatically converted into an option to purchase, on the same terms and conditions as were applicable under such Yuma Option (including, without limitation, the vesting schedule for such Yuma Option), such number of shares of Yuma Delaware common stock as is equal to the product of the number of shares of Yuma common stock that were subject thereto immediately prior to the reincorporation multiplied by one-tenth at an exercise price per share of Yuma Delaware common stock, rounded up or down to the nearest whole cent, equal to the per share exercise price per share of Yuma common stock otherwise purchasable pursuant to the Yuma Option immediately prior to the reincorporation divided by one-tenth. Notwithstanding the foregoing, any such conversion shall be in accordance with the requirements of Section 409A of the Code and, to the extent applicable, Section 424 of the Code.

(b)           Restricted Stock. Upon the reincorporation, each share of restricted stock of Yuma (“Yuma restricted shares”) which was issued pursuant to the Yuma 2014 Long-Term Incentive Plan (the “2014 Plan”) or the Yuma 2011 Stock Option Plan (the “2011 Plan”) and evidenced by a restricted stock agreement that is outstanding and will not vest at or immediately prior to the reincorporation without further action on the part of any holder of any outstanding Yuma restricted share, shall be deemed automatically converted into one-tenth of one share of Yuma Delaware restricted common stock, on the same terms and conditions as were applicable under such Yuma restricted stock agreement immediately prior to the reincorporation.

(c)           Restricted Stock Units. Upon the reincorporation, each restricted stock unit of Yuma (the “Yuma RSUs”) which was issued pursuant to the 2014 Plan or the 2011 Plan and evidenced by a restricted stock unit agreement without any further action on the part of any holder of any outstanding Yuma RSU, that is outstanding immediately prior to the reincorporation, whether vested or unvested, shall be deemed automatically converted into one-tenth of one restricted stock unit of Yuma Delaware on the same terms and conditions as were applicable under such Yuma RSU immediately prior to the reincorporation.

(d)           Stock Appreciation Rights. Upon the reincorporation, each stock appreciation right with respect to Yuma common stock granted under the 2014 Plan (each, a “Yuma SAR”) which was issued pursuant to the Yuma 2014 Plan and evidenced by a stock appreciation right agreement without any further action on the part of any holder of any outstanding Yuma SAR, that is outstanding immediately prior to the reincorporation, whether vested or unvested, shall be deemed automatically converted into a stock appreciation right of Yuma Delaware (“Yuma Delaware SARs”), on the same terms and conditions as were applicable under such Yuma SARs immediately prior to the reincorporation except that the Yuma stock appreciation right agreement and each Yuma Delaware SAR shall be deemed to reference and concern such number of shares of Yuma Delaware common stock as is equal to the product of the number of shares of Yuma common stock that were subject thereto immediately prior to the reincorporation multiplied by one-tenth at an exercise price per share of Yuma Delaware common stock, equal to the per share exercise price per share of Yuma common stock otherwise provided pursuant to such Yuma SAR Agreement immediately prior to the reincorporation divided by one-tenth.

Fractional Shares in Reincorporation Merger

With respect to any fractional amounts of shares or other capital stock of Yuma Delaware (including capital stock underlying any Yuma Delaware option, RSU or SAR) resulting from, or issuable pursuant to, the reincorporation, such fractions that are equal to or greater than one-half shall be rounded up to the next whole applicable share, and such fractions that are less than one-half shall be rounded down to the next whole applicable share.

No fractional shares of Yuma Delaware common stock will be issued to any shareholder of Yuma in connection with the reincorporation. Fractions that are equal to or greater than one-half will be rounded up to the next whole share and fractions that are less than one-half shall be rounded down to the next whole share.

The Merger

General

Upon the terms and subject to the conditions of the merger agreement, a newly formed subsidiary of Yuma Delaware, Yuma Merger Subsidiary, Inc. (“Merger Subsidiary”) shall be merged with and into Davis in accordance with the DGCL. Upon the merger, the separate corporate existence of the Merger Subsidiary shall cease and Davis shall continue as the surviving company of the merger and shall continue its existence under the DGCL. As a result, Davis will be a wholly owned subsidiary of Yuma Delaware.

Merger Consideration

Upon completion of the merger and without any further action on the part of the parties or any holder of any of the following securities:

(a)           Davis Common Stock. Each share of Davis common stock issued and outstanding immediately prior to the effective time will be converted into approximately 0.0956 shares of Yuma Delaware common stock, which is subject to adjustment depending on the number of outstanding shares of Davis common stock at the time of the merger, the number of outstanding shares of Yuma Delaware common stock at the time of the merger, if Yuma Delaware or if Davis grants restricted or equity stock awards between the date of this proxy statement/prospectus and the effective time of the merger and in the event of dissenting shares.

In the merger, Yuma Delaware will issue approximately 14.5 million shares of its common stock to Davis stockholders. After the merger, Yuma Delaware common stock will be held as follows:

Shares of Yuma Delaware Common Stock
Holders of Davis common stock	14,479,559
Holders of Yuma common stock and preferred stock	9,218,573
Total:	23,698,132

(b)           Davis Preferred Stock. Each outstanding share of Davis preferred stock will be converted into approximately 0.0956 shares of Yuma Delaware’s Series D convertible preferred stock (“Yuma Delaware preferred stock”) or a total of approximately 3.3 million shares of Yuma Delaware preferred stock. See “Description of Yuma Delaware Capital Stock.”

(c)           Cancellation of Merger Subsidiary Common Stock. Each issued and outstanding share of common stock of Merger Subsidiary outstanding prior to the merger shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

The current fair market value of Yuma common stock may not be equivalent to the fair market value of Yuma Delaware common stock on the date that the merger consideration is received by a Davis stockholder or at any other time. The actual fair market value of the Yuma Delaware common stock received by Davis stockholders depends upon the fair market value of Yuma Delaware common stock upon receipt, which may be higher or lower than the market price of Yuma common stock on the date the merger agreement was announced, on the date that this proxy statement/prospectus is mailed to Davis’ stockholders, or on the date of the special meeting of Davis stockholders.

If, between the date of the merger agreement and the effective time of the merger, the shares of Yuma common stock are changed into a different number or class of shares by reason of reclassification, split-up, combination, exchange of shares or similar readjustment, or a stock dividend is declared with a record date within that period, appropriate adjustments will be made to the exchange ratio.

Conversion of Shares; Exchange of Certificates

The conversion of Davis common stock and preferred stock into the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger, Computershare Trust Company, N.A., as exchange agent, will exchange certificates formerly representing shares of Davis common stock and preferred stock for the merger consideration to be received in the merger pursuant to the terms of the merger agreement.

No fractional shares of Yuma Delaware common stock will be issued to any stockholder of Davis in connection with the merger. Fractions that are equal to or greater than one-half will be rounded up to the next whole share and fractions that are less than one-half shall be rounded down to the next whole share.

Letter Of Transmittal

Soon after the effective time of the merger, the exchange agent will send a letter of transmittal to each person who was a Davis stockholder at the effective time of the merger. This mailing will contain instructions on how to surrender certificates formerly representing shares of Davis common stock or preferred stock (if these certificates have not already been surrendered) in exchange for certificates representing the merger consideration that the holder is entitled to receive under the merger agreement.

If certificates formerly representing shares of Davis common stock or preferred stock are presented for transfer after the effective time of the merger, they will be exchanged for the merger consideration into which the shares of Yuma common stock or preferred stock formerly represented by that certificate shall have been converted.

If a certificate formerly representing shares of Davis common stock or preferred stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

Withholding

Yuma and the exchange agent will be entitled to deduct and withhold from the merger consideration payable to any Davis stockholder the amounts it is required to deduct and withhold under the Code or any state, local or foreign tax law. Withheld amounts will be treated for all purposes of the merger as having been paid to the Davis stockholders from whom they were withheld.

Effective Time

The merger will be completed when a statement of merger is filed with the Secretary of State of the State of Delaware, which is the effective time of the merger.

Subject to satisfaction of the other conditions to the merger, it is anticipated that the closing of the merger will occur promptly after approval and adoption of the merger agreement by the requisite vote of the Davis stockholders and the approval by Yuma shareholders of the reincorporation, approval of the issuance of shares pursuant to the merger agreement and the adoption of the merger agreement. However, the effective time of the merger could be delayed if there is a delay in satisfying any conditions to the merger. There can be no assurances as to whether, or when, Yuma and Davis will obtain any required approvals or complete the merger. If the merger is not completed on or before September 30, 2016, either Yuma or Davis may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to fulfill any material obligations under the merger agreement or a material breach of the merger agreement by such party. See “—Conditions to the Completion of the Merger” below.

Conditions to the Completion of the Merger

The completion of the merger is subject to various conditions. While it is anticipated that all of these conditions will be satisfied, there can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived.

Conditions to Each Party’s Obligations

Each party’s obligation to complete the merger is subject to the satisfaction or waiver by such party in its sole discretion of the following conditions:

(a)           the merger agreement and the merger shall have been adopted and approved by the requisite vote of the stockholders of Davis in accordance with the DGCL;

(b)           the principal terms of the merger and the issuance of shares of Yuma Delaware common stock and the Yuma Delaware preferred stock in the merger shall have been adopted and approved by the requisite vote of the shareholders of Yuma and Yuma Delaware in accordance with the California Corporations Code;

(c)           none of the parties to the merger agreement shall be subject to any law, order, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental entity of competent jurisdiction that prohibits the consummation of the merger or makes the consummation of the merger illegal;

(d)           the registration statement has been declared effective under the Securities Act, and no stop order suspending the effectiveness of the registration statement shall have been issued by the SEC and no proceeding for that purpose shall have initiated by the SEC and not concluded or withdrawn;

(e)           the issuance of the shares of Yuma Delaware common stock to be issued as the common stock merger consideration to Davis stockholders, as well as the Yuma Delaware common stock to be issued upon the conversion of the Yuma Delaware preferred stock, shall have been appropriately registered under the Securities Act and registered, qualified or qualified for exemption under applicable state securities laws;

(f)           the issuance of the shares of Yuma Delaware preferred stock shall have been appropriately qualified for exemption under the Securities Act and applicable state securities laws;

(g)           the shares of Yuma Delaware common stock to be issued as the common stock merger consideration, as well as the Yuma Delaware common stock to be issued upon conversion of the Yuma Delaware preferred stock, shall have been approved for listing on the NYSE MKT, effective upon notice of issuance;

(h)           no governmental entity having jurisdiction over any party to the merger agreement hereto shall have enacted, issued, promulgated, enforced or entered any order, whether temporary, preliminary or permanent, that makes illegal, enjoin or otherwise prohibit consummation of the merger or the other transactions contemplated by the merger agreement;

(i)           a lock-up agreement shall have been executed by each of the lock-up persons described below under “Lock-Up Agreements” and delivered to Yuma Delaware;

(j)           the Yuma board shall have received an opinion from its financial advisor to the effect that, as of the date of the merger agreement and based upon and subject to the qualifications and assumptions set forth therein, the terms of the merger are fair, from a financial point of view, to Yuma and its shareholders, and such opinion shall not have been rescinded or revoked;

(k)           the reincorporation merger shall have occurred;

(l)            the approval and adoption by Yuma Delaware of the Certificate of Designation of the Series D Preferred Stock; and

(m)           Yuma or Yuma Delaware shall have entered into a reserve based revolving credit facility that provides an initial borrowing base and minimum aggregate commitments of not less than $44.0 million, and that provides terms and conditions acceptable to each of Yuma and Davis in each of their reasonable discretion and that shall be effective immediately following the merger.

Neither Yuma nor Davis currently intends to waive the condition relating to obtaining an opinion of Jones & Keller, P.C. and Porter Hedges LLP condition to its obligation to consummate the merger. If either Yuma or Davis waives this opinion condition after this registration statement is declared effective by the SEC, and if the tax consequences of the merger to Yuma shareholders would be material, Yuma and Davis will recirculate appropriate soliciting materials to resolicit the votes of Yuma shareholders.

Conditions to Obligations of Davis to Effect the Merger

Unless waived by Davis in its sole discretion, the obligation of Davis to consummate the merger is subject to the fulfillment at or prior to the merger of the following additional conditions:

(a)           (i) the representations and warranties of Yuma, including its subsidiaries, in Sections 4.02 (Capitalization), and 4.03(a) – (c) (Authority; Non-Contravention) of the merger agreement shall be true and correct in all material respects as of the date of the merger (or, if given as of a specific date, at and as of such date) and (ii) the other representations and warranties of Yuma and its subsidiaries contained in the merger agreement shall be true and correct in all material respects as of the date of the merger (or, if given as of a specific date, at and as of such date), except in the case of this clause (ii) for changes expressly permitted by the merger agreement. Davis shall have received a certificate of the chief executive officer or the chief financial officer of Yuma to that effect;

(b)           each of Yuma and its subsidiaries shall have performed in all material respects all obligations required to be performed by them under the merger agreement on or prior to the merger and Davis shall have received a certificate of the chief executive officer or the chief financial officer of Yuma to that effect;

(c)           prior to the merger, each of the seven persons named in the merger agreement shall have agreed to serve as a member of the board of Yuma Delaware if elected, and the Yuma board of directors shall have confirmed that upon the election of such persons, the Yuma Delaware board shall have a sufficient number of “independent directors” to satisfy applicable SEC and NYSE MKT rules;

(d)           pursuant to terms of the merger, and concurrently with the effectiveness thereof, the board of directors of Yuma Delaware shall be set and established at seven members and each person named in the merger agreement as a director nominee shall have been elected to serve as directors of Yuma Delaware to hold office in accordance with the certificate of incorporation and the bylaws of Yuma Delaware until their respective successors are duly elected or appointed and qualified;

(e)           Davis shall have received the opinion of Porter Hedges LLP, counsel to Davis, in form and substance reasonably satisfactory to Davis, on the date on which the registration statement is filed and on the closing date of the merger, in each case dated as of such respective date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Davis, Yuma and Yuma Delaware, all of which are consistent with the state of facts existing as of the date on which the registration statement is filed and the merger date, to the effect that (i) the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) Davis and Yuma Delaware will each be a “party to the reorganization” within the meaning of Section 368 of the Code;

(f)           Yuma and Yuma Delaware must have delivered to its counsel, Davis and Davis’ counsel a certificate signed on behalf of Yuma and Yuma Delaware by a duly authorized officer of Yuma and Yuma Delaware certifying the tax representations set forth in Section 4.13 of the merger agreement and as otherwise reasonably requested by Davis’ or Yuma and Yuma Delaware’s tax counsel;

(g)           Davis shall have been furnished with evidence satisfactory to it that Yuma has obtained the consents, approvals and waivers as required by the merger agreement;

(h)           the certificate of incorporation of Yuma Delaware shall be in a form and substance acceptable to Davis in its reasonable discretion at the time of the merger; and

(i)           a registration rights agreement in the form attached to the merger agreement shall have been executed by Yuma Delaware and delivered for execution by each of the lock-up persons described below under “Lock-Up Agreements” who sign a lock-up agreement.

Conditions to Obligations of Yuma Delaware and Merger Subsidiary to Effect the Merger

Unless waived by Yuma Delaware and Merger Subsidiary in their sole discretion, the obligations of Yuma Delaware and Merger Subsidiary to consummate the merger shall be subject to the fulfillment at or prior to the merger of the following additional conditions:

(a)           (i) the representations and warranties of Davis set forth in Sections 5.02 (Capitalization), and 5.03(a) – (c) (Authority; Non-Contravention) of the merger agreement shall be true and correct in all material respects as of the date as of the merger (or, if given as of a specific date, at and as of such date) and (ii) the other representations and warranties of Davis contained in the merger agreement shall be true and correct in all material respects as of the date the merger (or, if given as of a specific date, at and as of such date), except in the case of this clause (ii) for changes expressly permitted by the merger agreement. Yuma Delaware shall have received a certificate of the chief executive officer or the chief financial officer of Davis to that effect;

(b)           Davis shall have performed in all material respects all obligations required to be performed by it under the merger agreement on or prior to the merger, and Yuma Delaware shall have received a certificate of the chief executive officer or the chief financial officer of Davis to that effect;

(c)           dissenting shares with regard to the merger, if any, shall constitute less than 5% of the issued and outstanding shares of Davis common stock and less than 5% of the issued and outstanding shares of Davis preferred stock;

(d)           Yuma or Yuma Delaware shall have received the opinion of Jones & Keller, P.C., counsel to Yuma and Yuma Delaware, in form and substance reasonably satisfactory to Yuma and Yuma Delaware, on the date on which the registration statement is filed and on the closing date of the merger, in each case dated as of such respective date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Davis, Yuma and Yuma Delaware, all of which are consistent with the state of facts existing as of the date on which the registration statement is filed and the merger to the effect that (i) the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) Davis and Yuma Delaware will each be a “party to the reorganization” within the meaning of Section 368 of the Code;

(e)           Davis must have delivered to its counsel, Yuma and Yuma Delaware and their counsel a certificate signed on behalf of Davis by a duly authorized officer of Davis certifying the tax representations set forth in Section 5.20 of the merger agreement and as otherwise reasonably requested by Davis’ or Yuma and Yuma Delaware’s tax counsel;

(f)           Davis shall have terminated the Davis management incentive plan;

(g)           certain of Davis’ agreements described in the merger agreement shall have been terminated, effective prior to or concurrently with the merger, and Yuma shall have received from Davis evidence of such terminations in form and substance reasonably satisfactory to Yuma; and

(h)           Yuma shall have been furnished with evidence satisfactory to it that Davis has obtained the consents, approvals and waivers required by the merger agreement.

Representations and Warranties

The merger agreement contains representations and warranties made by each of the parties regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger. Each of Yuma and Davis has made representations and warranties to the other in the merger agreement with respect to the following subject matters (except where only one party has made representations and warranties as indicated below):

●	corporate existence, good standing and qualification to conduct business;
●	capitalization, including ownership of subsidiary capital stock and the absence of restrictions or encumbrances with respect to capital stock of any subsidiary;
●	corporate power and authorization to enter into and carry out the obligations of the merger agreement and the enforceability of the merger agreement;
●	absence of any conflict or violation of organizational documents, third party agreements or law or regulation as a result of entering into and carrying out the obligations of the merger agreement;
●	filings and reports with the SEC, and financial information;
●	accuracy of the information supplied by such party for inclusion in this proxy statement/prospectus;
●	compliance with laws;
●	material contracts compliance;
●	fees payable to brokers in connection with the merger;
●	prior activities of certain subsidiaries;
●	litigation, government orders, judgments and decrees;
●	taxes and tax matters;
●	employee benefit plans;
●	absence of undisclosed liabilities;
●	absence of certain changes, events or circumstances;
●	Yuma has made representations and warranties regarding SOX and NYSE MKT compliance;
●	environmental matters;
●	insurance;
●	Yuma has made representations and warranties regarding transactions with affiliates;
●	absence of certain payments that may violate anti-bribery statutes;
●	real property title;
●	intellectual property;
●	oil and gas reserves, assets and operations;
●	derivative and hedging transactions; and
●	preferential rights, royalties, imbalances, commitments, deliveries, payouts, drilling obligations and processing.

The representations and warranties contained in the merger agreement will not survive beyond the effective time of the merger.

Conduct of Business by Davis Pending the Merger

Except as otherwise contemplated by the merger agreement, after the date thereof and until the merger or earlier termination of the merger agreement, unless Yuma shall otherwise agree in writing (which agreement shall not be unreasonably withheld, conditioned or delayed), Davis shall, and shall cause its subsidiaries to:

(a)           conduct its business in the ordinary course of business consistent with past practice;

(b)           not make capital expenditures or enter into any binding commitment or contract to make capital expenditures, except (i) capital expenditures which Davis was currently committed to make as of the date of the merger agreement, (ii) capital expenditures in the ordinary course of Davis’ business, (iii) capital expenditures for repairs and other capital expenditures necessary in light of circumstances not anticipated as of the date of the merger agreement which are necessary to avoid significant disruption to Davis’ business or operations consistent with past practice, and (iv) repairs and maintenance in the ordinary course of business; provided, however, that Davis shall not make any capital expenditure or series of related capital expenditures in an amount greater than $1.0 million without the prior written consent of Yuma;

(c)           not (i) amend or propose to amend its governing documents, except as agreed to by the parties to the merger agreement, (ii) split, combine, subdivide or reclassify any shares of outstanding capital stock, (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, or make any other distribution in respect of any shares of its capital stock, except for dividends by a direct or wholly-owned subsidiary of Davis to its parent, or a quarterly in-kind dividend on Davis preferred stock, or (iv) repurchase, redeem or otherwise acquire, or modify or amend, any shares of its capital stock or any other securities or any rights, warrants or options to acquire any such shares or other securities except, with respect to each of the foregoing, (A) the issuance of securities upon the exercise of outstanding options, warrants, rights, or upon the conversion of outstanding securities, (B) the declaration, set aside or payment of dividends (including by way of issuance of securities) pursuant to terms of Davis preferred stock existing on the date hereof, and (C) any obligation of Davis with respect to employee benefit plans or the awards or securities issued thereunder in connection with the merger agreement;

(d)           not, nor permit any of its subsidiaries to (i) issue, sell, pledge, grant or dispose of, or agree to issue, sell, pledge, grant or dispose of, any equity awards under any Davis incentive plans, or any additional shares of, or any options, warrants or rights to acquire any shares of its capital stock of any class or any debt or equity securities convertible into or exchangeable for its capital stock, or (ii) incur or assume any indebtedness for borrowed money or guarantee any indebtedness or issue or sell any debt securities or options, warrants to acquire any debt securities of Davis or any of its subsidiaries; except (A) that Davis may issue shares pursuant to awards outstanding as of the date of the merger agreement under employee benefit plans or pursuant to bonus awards, (B) upon conversion of Davis preferred stock outstanding on the date of the merger agreement, (C) Davis and its subsidiaries may from time to time, borrow, repay and reborrow under Davis’ revolving credit facility, and Davis and its subsidiaries may pledge their properties, issue debt securities and amend, replace or refinance such bank credit facility;

(e)           not, nor permit any of its subsidiaries to (i) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, (ii) make any acquisition of any capital stock, assets or businesses of any other person other than expenditures for current assets in the ordinary course of business consistent with past practice and expenditures for fixed or capital assets in the ordinary course of business consistent with past practice, (iii) sell, pledge, dispose of or encumber any assets or businesses that are material to Davis or its subsidiaries, except, with respect to each of the foregoing, (A) sales, leases, rentals and licenses in the ordinary course of business consistent with past practice, (B) pursuant to contracts that are in force at the date of the merger agreement, and (C) dispositions of obsolete or worthless assets, or (iv) enter into any contract with respect to any of the foregoing items (i) through (iii);

(f)           use commercially reasonable efforts to preserve intact its business organization and goodwill, keep available the services of its present officers and key employees, and preserve the goodwill and business relationships with customers and others having business relationships with it, other than as expressly permitted by the terms of the merger agreement;

(g)           not adopt a plan or agreement of complete or partial liquidation or dissolution;

(h)           not pay, discharge or satisfy any material claims, material liabilities or material obligations, other than the payment, discharge or satisfaction (i) of any such material claims, material liabilities or material obligations in the ordinary course of business consistent with past practice or (ii) of material claims, material liabilities or material obligations reflected or reserved against in, or contemplated by, Davis financial statements;

(i)           not enter into any contract that restrains or impedes the ability of Davis or the company surviving the merger to compete with or conduct any business or line of business;

(j)           not enter into, amend or renew any employment, consulting, severance or similar contract with, pay any bonus or grant any material increase in salary, wage or other compensation or any increase in any employee benefit to, any of its directors, officers or employees, except in each such case (i) as may be required by applicable law, or (ii) to satisfy obligations existing as of the date of the merger agreement pursuant to the terms of contracts that are in effect on the date of the merger agreement;

(k)           not enter into, establish, adopt or modify any pension, retirement, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare plan, agreement, or arrangement, in respect of any of its directors, officers or employees, except, in each such case (i) as may be required by applicable law or pursuant to the terms of the merger agreement, or (ii) to satisfy obligations existing as of the date of the merger agreement pursuant to the terms of contracts that are in effect on the date of the merger agreement;

(l)           except to the extent required under existing employee and director benefit plans, agreements or arrangements as in effect on the date hereof or as expressly provided by the merger agreement, not accelerate the payment, right to payment or vesting of any bonus, severance, profit sharing, retirement, deferred compensation, stock option, insurance or other compensation or benefits;

(m)           not agree to the settlement of any claim, litigation, investigation or other action that is material to it;

(n)           except in the ordinary course of Davis’ business, not materially modify or amend, or terminate any of Davis’ material contracts, or waive, relinquish, release or terminate any material right or material claim, or enter into any contract that would have been a material contract if it had been in existence at the time of the execution of the merger agreement; and

(o)           not agree to take any of the foregoing actions, other than (a) and (f) above.

Conduct of Business by Yuma and Yuma Delaware Pending the Merger

Except as otherwise contemplated by the merger agreement, after the date thereof and until the merger or earlier termination of the merger agreement, unless Davis shall otherwise agree in writing (which agreement shall not be unreasonably withheld, conditioned or delayed), Yuma (and after the reincorporation, Yuma Delaware) shall be subject to virtually the same conditions and limitations on its actions and as are listed above with respect to Davis.

No Solicitation

In the merger agreement, each of Yuma and Davis agreed that it shall not, nor shall it authorize or permit any of the officers, directors, investment bankers, attorneys, accountants, affiliates or other representatives retained by it to, and that it shall use commercially reasonable efforts to cause its non-officer employees and other agents and affiliates not to: (i) solicit, initiate or knowingly facilitate the communication, making, submission or announcement of any acquisition proposal (as defined below) or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry; (ii) furnish any information regarding such party to any person in connection with or in response to an acquisition proposal or acquisition inquiry; (iii) engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry; (iv) approve, endorse or recommend any acquisition proposal unless permitted pursuant to the merger agreement; or (v) execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any acquisition proposal; provided, however, that, notwithstanding any such restrictions, prior to obtaining the Davis stockholder approval, Davis may, and prior to obtaining Yuma’s shareholder approval, Yuma may, furnish nonpublic information regarding such party to, and enter into discussions or negotiations with, any person in response to a bona fide written acquisition proposal, which such party’s board of directors determines in good faith, after consultation with a nationally recognized independent financial advisor and its outside legal counsel, constitutes, or is reasonably likely to result in, a superior offer (as defined below) (and is not withdrawn) if: (A) such acquisition proposal was not solicited in violation of the above restrictions; (B) the board of directors of such party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of the fiduciary duties of the board of directors of such party under applicable laws; (C) at least two business days prior to furnishing any such nonpublic information to, or entering into discussions with, such person, such party gives the other parties written notice of the identity of such person and of such party’s intention to furnish nonpublic information to, or enter into discussions with, such person; (D) such party receives from such person an executed confidentiality agreement; and (E) concurrently with furnishing any such nonpublic information to such person, such party furnishes such nonpublic information to the other parties.

If any party or any of its representative receives an acquisition proposal or acquisition inquiry during the pre-closing period, then such party must promptly advise the other parties orally and in writing of such acquisition proposal or acquisition inquiry. Such party must keep the other parties informed in all material respects with respect to the status and terms of any such acquisition proposal or acquisition inquiry.

Each party agreed to immediately cease and cause to be terminated any existing discussions with any person that relate to any acquisition proposal or acquisition inquiry as of the date of the merger agreement and use its commercially reasonable efforts to obtain, in accordance with the terms of any applicable confidentiality agreement, the return or destruction of any confidential information previously furnished to any such person by such party or any of its subsidiaries.

For purposes of the merger agreement, the term “acquisition proposal” means, with respect to a party, any offer or proposal, whether written or oral, from any person or group (as defined in Section 13(d)(3) of the Exchange Act) other than Yuma, Delaware Merger Subsidiary, Davis or any affiliates thereof (each, a “third party”) to acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of (i) 15% or more of any class of the equity securities of such party or (ii) 15% or more of the fair market value of the assets of such party, in each case pursuant to any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction or series of related transactions, which is structured to permit a third party to acquire beneficial ownership of (A) 15% or more of any class of equity securities of the party or (B) 15% or more of the fair market value of the assets of the party; provided, however, that for purposes of determining whether a termination fee is payable by a party whose stockholders fail to approve the merger and which consummates a transaction or enters into a definitive agreement for a transaction pursuant to an acquisition proposal within one year following termination of the merger agreement, all references to beneficial ownership of 15% or more of any class of equity security of such party, or 15% or more of the fair market value of value of the assets of such party, shall be replaced with reference to 50% or more of such amounts.

For purposes of the merger agreement, the term “superior offer” means an unsolicited bona fide written offer by a third party to enter into (i) a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction as a result of which either (A) the stockholders of a party to the merger agreement prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate company entity thereof) or (B) in which a person or “group” (as defined in Section 13(d)(3) of the Exchange Act) directly or indirectly acquires beneficial ownership of securities representing 50% or more of the voting power of the party’s capital stock then outstanding or (ii) a sale, lease, exchange transfer, license, acquisition or disposition of any business or other disposition of at least 50% of the assets of the party, taken as a whole, in a single transaction or a series of related transactions which, in any case under clause (i) or (ii) above: which (1) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the merger agreement; and (2) is on terms and conditions that the board of directors of Yuma or Davis, as applicable, determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that its board of directors deems relevant following consultation with its outside legal counsel and financial advisor: (x) is reasonably likely to be more favorable, from a financial point of view, to Yuma shareholders or Davis stockholders, as applicable, than the merger and the other transactions contemplated hereby; and (y) is reasonably capable of being consummated.

Termination of the Merger Agreement

The merger agreement may be terminated, and the reincorporation merger and the merger may be abandoned, at any time prior to the merger becoming effective (whether before or after the Yuma shareholder approval or any approval of the merger agreement by the stockholders of Davis):

(a) by mutual written consent of Davis and Yuma duly authorized by each of their respective board of directors; or

(b) by either Davis or Yuma, if the reincorporation merger and the merger have not been consummated by September 30, 2016; provided, however, that the right to terminate the merger agreement shall not be available to (i) Yuma, if the failure of Yuma to fulfill any of its material obligations under the merger agreement caused the failure of the reincorporation to occur on or before such date, or (ii) Davis, if the failure of Davis to fulfill any of its material obligations under the merger agreement caused the failure of the reincorporation to occur on or before such date, or (iii) Yuma or Davis, if the failure of the reincorporation to occur on or before such date is due solely to the failure of Yuma to obtain effectiveness of the registration statement; or

(c) by Davis, in the event of a Yuma material adverse effect (as defined below), or by Yuma, in the event of a Davis material adverse effect (as defined below), or by either Davis or Yuma, whichever is the non-breaching party, if (i) there has been a breach by the other of any representation or warranty contained in the merger agreement which would reasonably be expected to have a Yuma material adverse effect or a Davis material adverse effect, as the case may be, and which breach is not curable, or if curable, the breaching party shall not be using on a continuous basis its reasonable best efforts to cure in all material respects such breach after written notice of such breach by the terminating party or such breach has not been cured within thirty days after written notice of such breach by the terminating party, or (ii) there has been a material breach of any of the covenants or agreements set forth in the merger agreement on the part of the other party, which would reasonably be expected to have a Yuma material adverse effect or a Davis material adverse effect, as the case may be, and which breach is not curable, or if curable, the breaching party shall not be using on a continuous basis its reasonable best efforts to cure such breach after written notice of such breach by the terminating party, or such breach has not been cured within thirty days after written notice of such breach by the terminating party; or

(d) by either Yuma or Davis after ten days following the entry of any final and non-appealable judgment, injunction, order or decree by a court or governmental entity of competent jurisdiction restraining or prohibiting the consummation of the merger; or

(e) by Davis if prior to receipt of Davis stockholders’ approval, Davis receives a superior offer, resolves to accept such superior offer, complies with its termination fee payment (see below) obligations under the merger agreement and gives Yuma at least four business days’ prior written notice of its intention to terminate pursuant to that provision; provided, however, that such termination shall not be effective until such time as the required payment shall have been received by Yuma; or

(f) by Yuma or Davis, if the Yuma board shall have failed to recommend, or shall have withdrawn, modified or amended in a manner adverse to Davis in any material respect the Yuma board recommendation (that Yuma shareholders approve the merger, the merger agreement, the reincorporation and the principal terms of the merger), or shall have resolved to do any of the foregoing, or shall have recommended another acquisition proposal or if the Yuma board shall have resolved to accept a superior offer; or

(g) by Yuma if prior to receipt of the Yuma shareholders’ approval, Yuma receives a superior offer, resolves to accept such superior offer, complies with its termination fee payment (see below) obligations under the merger agreement and gives Davis at least four business days’ prior written notice of its intention to terminate pursuant to this provision; provided, however, that such termination shall not be effective until such time as the required payment shall have been received by Davis; or

(h) by Davis or Yuma, if the Davis board shall have failed to recommend, or shall have withdrawn, modified or amended in a manner adverse to Yuma in any material respect the Davis board recommendation (that Davis stockholders approve the merger, the merger agreement and the principal terms of the merger), or shall have resolved to do any of the foregoing, or shall have recommended another acquisition proposal or if the Davis board shall have resolved to accept a superior offer; or

(i) (i) by Yuma, if the stockholders of Davis fail to approve the merger, or (ii) by Davis, if the shareholders of Yuma fail to approve the matters to be approved by Yuma at the Yuma shareholders’ meeting (including any adjournment or postponement thereof).

For purposes of the merger agreement, the term “Yuma material adverse effect” means any change, event, circumstance or other occurrence (other than an effect arising out of or resulting from the entering into or the public announcement or disclosure of the merger agreement and the transactions contemplated hereby) that, individually or in the aggregate with any other occurrences: (i) has a material effect on the business, assets, financial condition or ongoing operations of Yuma and its subsidiaries taken as a whole, which results in or is reasonably likely to result in, losses, claims, damages, liabilities, fees, expenses or fines to any of Yuma and its subsidiaries (collectively, “Yuma Losses”) that, when taken together with all Yuma Losses would exceed $3.0 million in aggregate amount; or (ii) results in the breach of any representation, warranty or covenant of Yuma and its subsidiaries (or would reasonably be expected to result in such breach) which, when taken together with all other Yuma Losses would exceed $3.0 million in aggregate amount.

For purposes of the merger agreement, the term “Davis material adverse effect” means any change, event, circumstance or other occurrence (other than an effect arising out of or resulting from the entering into or the public announcement or disclosure of the merger agreement and the transactions contemplated hereby) that, individually or in the aggregate with any other occurrences: (i) has a material effect on the business, assets, financial condition or ongoing operations of Davis and its subsidiaries taken as a whole, which results in or is reasonably likely to result in, losses, claims, damages, liabilities, fees, expenses or fines to any of Davis and its subsidiaries (collectively, “Davis Losses”) that, when taken together with all Davis Losses would exceed $3.0 million in aggregate amount; or (ii) results in the breach of any representation, warranty or covenant of Davis and its subsidiaries (or would reasonably be expected to result in such breach) which, when taken together with all other Davis Losses would exceed $3.0 million in aggregate amount.

Termination Fee

Payment of Termination Fees by Davis. Davis must pay to Yuma a termination fee in an amount in cash equal to $1.5 million in the event that (i) Davis terminates the merger agreement pursuant to (e) or (h) above; (ii) Yuma terminates the merger agreement pursuant to either (c) above as a result of any Davis material adverse effect; provided that Davis and its subsidiaries incur resultant losses of $1.5 million or more as a result of breach of representation, warranty or covenant by Davis, included in aggregate Davis Losses of at least $3.0 million, or (h) above; or (iii) Yuma terminates the merger agreement pursuant to (i) above, provided, in the case of this clause (iii), that (A) after the date of the merger agreement and prior to the date Davis solicits the approval of Davis’ stockholders at a meeting or by written consent, an acquisition proposal has been publicly announced and not withdrawn or abandoned at the time of termination, and (B) within one year after such termination, Davis enters into a definitive agreement with respect to or consummates such acquisition proposal.

Payment of Termination Fees by Yuma. Yuma shall pay to Davis a termination fee in an amount in cash equal to $1.5 million in the event that (i) Yuma terminates the merger agreement pursuant to (f) or (g) above; (ii) Davis terminates the merger agreement pursuant to either (c) above as a result of any Yuma material adverse effect; provided that Yuma and its subsidiaries incurs resultant losses of $1.5 million or more as a result of breach of representation, warranty or covenant by Yuma, included in aggregate Yuma Losses of at least $3.0 million, or (f) above; or (iii) Davis terminates the merger agreement pursuant to (i) above, provided, in the case of this clause (iii), that (A) after the date of the merger agreement and prior to the Yuma shareholders’ meeting, an acquisition proposal has been publicly announced and not withdrawn or abandoned at the time of termination, and (B) within one year after such termination, Yuma enters into a definitive agreement with respect to or consummates such acquisition proposal.

Effect of Termination

In the event of termination of the merger agreement by either Yuma or Davis as described above, written notice thereof shall be given to the other party or parties, specifying the provision of the merger agreement pursuant to which such termination is made, and there shall be no liability or further obligation on the part of Davis, Yuma, Delaware Merger Subsidiary, Merger Subsidiary, or their respective officers or directors (except for the obligation to pay a termination fee under the circumstances described under “Termination Fee” above, and in (a)-(i) under “Termination of the Merger Agreement” above, all of which shall survive the termination). None of the parties are relieved from liability for fraud in connection with the merger agreement.

Amendment of the Merger Agreement

Subject to compliance with applicable law, Yuma and Davis may amend the merger agreement at any time before or after approval and adoption of the merger agreement by Yuma and Davis stockholders. However, after any approval and adoption of the merger agreement by Yuma shareholders or the Davis stockholders, there may not be, without their further approval, respectively, any amendment of the merger agreement that alters or changes, in a way that adversely affects the holders of any shares of Yuma or Davis capital stock or alters or changes the exchange ratio or the merger consideration to be received by the Davis stockholders in the merger.

VOTING AGREEMENTS

The following summary describes specific aspects of voting agreements entered into in connection with the proposed merger. This discussion does not purport to be complete and is qualified in its entirety by reference to the voting agreements, which are attached as Annex B and Annex C and incorporated herein by reference. We urge you to read the voting agreements carefully and in their entirety.

Yuma Significant Shareholder

As an inducement to Davis to enter into the merger agreement, Sam L. Banks, Chairman, President, Chief Executive Officer and a major shareholder of Yuma, entered into a voting agreement with Davis. As of the record date for the Yuma special meeting, Mr. Banks directly and indirectly owned an aggregate of approximately [●] shares of Yuma common stock representing approximately [●]% of its outstanding shares of common stock and no shares of Yuma preferred stock.

Pursuant to the terms of the voting agreement, Mr. Banks agreed to vote in favor of the proposal to approve and adopt the merger agreement and the proposals related to the merger agreement.  Mr. Banks appointed Gregory P. Schneider, as designated by Davis pursuant to the terms of the voting agreement, as Mr. Bank’s proxy and attorney-in-fact to vote its shares of Yuma common stock in accordance with the provisions of the voting agreement and revoked all prior proxies.  Mr. Banks also agreed not to sell, transfer or otherwise dispose of its shares of Yuma common stock, subject to certain exceptions provided in the voting agreement. Therefore, suject to the terms of the voting agreement, approval of the reincorporation and the merger by the holders of Yuma common stock is assured. However, the reincorporation and the merger must be approved by the holders of 66⅔% of the issued and outstanding shares of Yuma preferred stock and that vote is not assured as Davis has not entered into a voting agreement with any holder of Yuma preferred stock.

The voting agreement terminates upon the earlier to occur of (1) the completion of the merger or (2) the termination of the merger agreement in accordance with its terms. See “The Agreement and Plan of Merger and Reincorporation—Termination of the Merger Agreement.”

Davis Significant Stockholders

As an inducement to Yuma and Yuma Delaware to enter into the merger agreement, certain of Davis’ directors, officers and certain other stockholders entered into a voting agreement with Yuma and Yuma Delaware in which each of them agreed to vote all of its shares in favor of the merger.  Davis stockholders who entered into the voting agreement are Red Mountain, Evercore, Sankaty, Paul-ECP2 Holdings, LP, HarbourVest Partners VIII – Buyout Fund L.P., Dover Street VII L.P., Michael S. Reddin, Thomas E. Hardisty, Gregory P. Schneider, Susan J. Davis and Steve Enger. As of the record date for the Davis special meeting, these stockholders directly and indirectly owned an aggregate of approximately [●] shares of Davis common stock representing approximately [●]% of the outstanding shares of Davis common stock and approximately [●] shares of Davis preferred stock representing approximately [●]% of the outstanding shares of Davis preferred stock.

Pursuant to the terms of the voting agreement, each stockholder agreed to vote in favor of the merger, the adoption of the merger agreement and the approval of any other transactions contemplated by the merger agreement. Each stockholder appointed Sam L. Banks, Chairman, President and Chief Executive Officer of Yuma, as such stockholder’s proxy and attorney-in-fact to vote such stockholder’s shares of Davis common stock and preferred stock in accordance with the provisions of the voting agreement and revoked all prior proxies. Each stockholder also agreed not to sell, transfer or otherwise dispose of such stockholder’s shares of Davis common stock and preferred stock, subject to certain exceptions provided in the voting agreement. Therefore, subject to the terms of the voting agreements, approval of the merger by the holders of Davis common stock and Davis preferred stock is assured.

The voting agreement terminates upon the earlier to occur of (1) the completion of the merger or (2) the termination of the merger agreement in accordance with its terms. See “The Merger Agreement—Termination of the Merger Agreement.”

LOCK-UP AGREEMENTS

The following summary describes specific aspects of the lock-up agreements to be entered into at the closing of the merger. This discussion does not purport to be complete and is qualified in its entirety by reference to the lock-up agreements, which is attached as Annex D and incorporated herein by reference. We urge you to read the lock-up agreements carefully and in its entirety.

Mr. Banks, Red Mountain, Evercore, Sankaty, Paul-ECP2 Holdings, LP, HarbourVest Partners VIII – Buyout Fund L.P., Dover Street VII L.P., Michael S. Reddin, Thomas E. Hardisty, Gregory P. Schneider, Susan J. Davis and Steve Enger (collectively, the “lock-up persons”) have agreed that they will not, without Yuma Delaware’s prior written consent, during the period commencing on the closing date of the merger and ending on the 180th day after the closing of the merger (the “lock-up period”), sell or transfer any shares of Yuma Delaware common stock or preferred stock. However, the foregoing restriction does not apply to:

(a)           sales or transfer to any affiliate of the holder;

(b)           by bona fide gift or by will or intestacy; or

(c)           any conversion, exchange or exercise of securities for Yuma common stock.

The Davis stockholders subject to the lock-up will acquire an aggregate of approximately [●] shares of Yuma Delaware common stock and [●] shares of its preferred stock in the merger. Mr. Banks will hold an aggregate of approximately [●] shares of Yuma Delaware common stock as of the closing of the merger.

REGISTRATION RIGHTS AGREEMENT

The following summary describes specific aspects of the registration rights agreement to be entered into at the closing of the merger. This discussion does not purport to be complete and is qualified in its entirety by reference to the registration rights agreement, which is attached as Annex E and incorporated herein by reference. We urge you to read the registration rights agreement carefully and in its entirety.

At the closing of the merger, Yuma Delaware and each of the lock-up persons who sign a lock-up agreement (collectively, the “holders”) will enter into a registration rights agreement requiring Yuma Delaware to register, at its cost, with the SEC the resale of the shares of Yuma Delaware common stock that may be acquired by the holders in the merger and shares of Yuma Delaware common stock they may acquire upon conversion of Yuma Delaware preferred stock they may also acquire in the merger (the “securities”). The registration statement would permit the resale of shares of Yuma Delaware common stock from time to time during the registration period, which we refer to as the “shelf registration statement.” The registration rights agreement will terminate after the fourth anniversary of the effectiveness of the shelf registration statement, subject to extension with respect to periods when the shelf registration statement is unavailable, or, if earlier, when there are no longer any securities subject to the registration rights under the registration rights agreement.

Shelf Registration Rights

On or prior to the 180th day following the closing of the merger, if Yuma Delaware is eligible to use Form S-3 to register its securities for resale, Yuma Delaware will file a shelf registration statement registering all Yuma Delaware common stock held by the holders with registration rights, including Yuma Delaware common stock to be issued upon conversion of Yuma Delaware preferred stock.  At any time during the term of the registration rights agreement, any holder or group of holders who are party to the agreement may request that an underwritten shelf takedown be made under the shelf registration statement if the aggregate proceeds of such sale are expected to equal or exceed $5.0 million. Yuma Delaware is not obligated to effect more than the three shelf takedowns in any 12-month period.

Piggy-Back Registration Rights

If Yuma Delaware files a registration statement under the Securities Act for the sale to the public of its securities or those held by its securities holders, it must offer to the holder of securities acquired in the merger the opportunity to include the resale of their securities in such registration statement, subject to customary qualifications and limitations.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion addresses the material U. S. federal income tax consequences of the mergers of Yuma with and into Yuma Delaware (which we refer to as the “reincorporation”) and of the merger of Merger Subsidiary with and into Davis (which we refer to as the “merger”) to holders of Yuma common and preferred stock and to holders of Davis’ common and preferred stock (“holders”) who hold their stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). The discussion is based on the  Code, Treasury Regulations, published administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below.  Further, this discussion does not address all aspects of U. S. federal taxation that may be relevant to a particular holder in light of his, her or its personal circumstances or to holders subject to special treatment under the U. S. federal income tax laws, including:

●	U.S. expatriates and certain former citizens or long-term residents of the U.S.;

●
 holders who hold Yuma or Davis common stock or preferred stock as part of a straddle, hedging transaction, synthetic security, conversion transaction or other integrated investment or risk reduction transaction;

●	holders whose functional currency is not the U.S. dollar;

●
holders who acquired Yuma or Davis common stock or preferred stock through the exercise of employee stock options, through qualified retirement plans or otherwise as compensation or are a holder of options or awards granted under Yuma or Yuma Delaware equity award plans or Davis equity award plans;

●	holders who hold warrants exercisable for Yuma or Davis common stock or preferred stock;

●	holders subject to the U.S. alternative minimum tax;

●	mutual funds;

●	tax-deferred or other retirement accounts;

●	banks, insurance companies and other financial institutions;

●	regulated investment companies and real estate investment trusts;

●	tax-exempt organizations;

●	foreign holders;

●	dealers and brokers in securities or foreign currencies; and

●	traders in securities that elect to apply a mark-to-market method of accounting.

In addition, the discussion does not address any alternative minimum tax, non-income taxation or any state, local or foreign tax consequences of the reincorporation or the merger.

This discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U. S. federal income tax purposes), S corporations or persons that hold their Yuma or Davis common stock or preferred stock through partnerships, S corporations or other pass-through entities for U.S. federal income tax purposes. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of Yuma or Davis common stock or preferred stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships, S corporations and other pass-through entities should consult their own tax advisors regarding the particular tax consequences of the reincorporation and merger to them.

Except as described below under the heading “Non-U.S. Holders,” this discussion only applies to you if you are a “U.S. Holder.” For purposes of this discussion, the term “U.S. Holder” refers to a holder of Yuma or Davis common stock or preferred stock that is:

●	an individual citizen or tax resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in, or under the laws of the U.S. or any of its political subdivisions;

●
a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has  a valid election in effect under the applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes; or

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

For purposes of this discussion, a “Non-U.S. Holder” means an owner or beneficial owner of shares of Yuma or Davis common stock or preferred stock that is not a U.S. Holder.

Each holder of Yuma or Davis common stock and/or preferred stock should consult his, her or its tax advisor with respect to the particular tax consequences of the reincorporation and the merger to such holder.

U.S. Holders

Tax Consequences of the Reincorporation and the Merger Generally. Pursuant to the merger agreement, Yuma will first merge with and into Yuma Delaware in a reincorporation of Yuma from California to Delaware, with Yuma Delaware as the surviving entity after the reincorporation.  Simultaneous to, and as a part of the reincorporation, the holders of Yuma common stock will exchange ten shares of Yuma common stock for one share of Yuma Delaware common stock and the preferred stockholders of Yuma will exchange one share of Yuma preferred stock for 3.5 shares of Yuma Delaware common stock.  As soon as possible after the effective time of the reincorporation, Merger Subsidiary will merge with and into Davis with Davis surviving the merger as a wholly owned subsidiary of Yuma Delaware. No gain or loss will be recognized by Yuma or Yuma Delaware by reason of the reincorporation, and no gain or loss will be recognized by Yuma Delaware or Davis by reason of the merger.

In connection with the effectiveness of this registration statement, Jones & Keller, P.C., counsel to Yuma, has delivered its opinion to the effect that (1) the reincorporation and the merger will each qualify as a “reorganization” within the meaning of Section 368(a) of the Code as of the effective time of the reincorporation and the merger, as applicable, (2) in the merger, Yuma Delaware and Davis will each be “a party to the reorganization” within the meaning of Section 368(b) of the Code, and (3) the following discussion constitutes its opinion as to the material U.S. federal income tax consequences of the reincorporation and the merger to holders of Yuma or Davis common stock and/or preferred stock.  The obligation of Yuma to complete the merger is conditioned, among other things, upon the receipt by Yuma of a written opinion from Jones & Keller, P.C. as of the effective time of the merger to the effect of (1) and (2) in the preceding sentence. In connection with the effectiveness of this registration statement, Porter Hedges LLP, counsel to Davis, has delivered its opinion to the effect that (1) the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code as of the effective time of the merger, (2) in the merger, Yuma Delaware and Davis will each be “a party to the reorganization” within the meaning of Section 368(b) of the Code, and (3) the following discussion constitutes its opinion as to the material U.S. federal income tax consequences of the merger to holders of Davis common stock and/or preferred stock.  The obligation of Davis to complete the merger is conditioned, among other things, upon the receipt by Davis of a written opinion from Porter Hedges LLP as of the effective time of the merger to the effect of (1) and (2) in the preceding sentence.   Neither Yuma nor Davis currently intends to waive the condition to its obligation to consummate the merger relating to obtaining an opinion of Jones & Keller, P.C. and Porter Hedges LLP. If either Yuma or Davis waives this opinion condition after this registration statement is declared effective by the SEC, and if the tax consequences of the merger to Yuma shareholders would be material, Yuma and Davis will recirculate appropriate soliciting materials to resolicit the votes of Yuma shareholders. An opinion of counsel represents counsel’s best legal judgment and is not binding on the Internal Revenue Service (“IRS”) or any court. No ruling has been, or will be, sought from the IRS as to the tax consequences of the reincorporation or the merger. Accordingly, there can be no certainty that the IRS will not challenge the conclusions set forth in the opinions stated or referred to herein or that a court would not sustain such a challenge.

The opinions of Porter Hedges LLP and Jones & Keller, P.C. have been rendered based on U.S. federal income tax law in effect as of the date of the opinions.  In rendering the opinions, Porter Hedges LLP and Jones & Keller, P.C. will rely on certain assumptions, including assumptions regarding the absence of changes in existing facts and the completion of the merger strictly in accordance with the merger agreement.  The opinions will also rely on certain representations and covenants in the merger agreement as well as those contained in officers’ certificates of Yuma and Davis, and will assume that all of such representations and covenants are true, correct and complete, without regard to any knowledge limitations as of the effective date of the registration statement and as of the effective time of the reincorporation and the merger. If any of those assumptions or representations are inaccurate, incomplete or untrue or any of the covenants are breached, the conclusions contained in the opinions or stated below could be adversely affected.

Tax Consequences of the reincorporation to U.S. Holders of Yuma Stock:

●	the reincorporation will qualify as a reorganization within the meaning of Section 368(a) of the Code;

●
except with regard to receipt of Yuma Delaware common stock that has the effect of a distribution of a dividend, no gain or loss will be recognized by a U.S. Holder of Yuma common stock and/or preferred stock on receipt of Yuma Delaware common stock  pursuant to the reincorporation;

●
except with regard to receipt of Yuma Delaware common stock that has the effect of a distribution of a dividend, the aggregate tax basis of the Yuma Delaware common stock received by each U.S. Holder of Yuma common stock and/or preferred stock will equal the aggregate tax basis of the Yuma common stock and/or preferred stock surrendered by such holder in exchange for Yuma Delaware common stock;

●
except with regard to receipt of Yuma Delaware common stock that has the effect of a distribution of a dividend, the holding period of the Yuma Delaware common stock  received by each U.S. Holder of Yuma common stock and/or preferred stock will include the period during which such holder held the Yuma common stock and/or preferred stock surrendered in exchange for Yuma Delaware common stock;

●
U.S. Holders of Yuma common stock and/or preferred stock with differing bases or holding periods are urged to consult their tax advisors with respect to identifying the bases or holding periods of the particular shares of Yuma Delaware common stock received in the reincorporation; and

●
any Yuma Delaware common stock received in exchange for accrued but unpaid dividends on Yuma preferred stock could be treated as the receipt of a dividend distribution to such U.S. Holder as described below to the extent the fair market value of the Yuma Delaware common stock received (determined immediately following the reincorporation) exceeds the issue price of the Yuma preferred stock surrendered.  The amount of the dividend distribution would be the lesser of (i) the amount by which the fair market value of the Yuma Delaware common stock exceeds the issue price of the Yuma preferred stock or (ii) the amount of the dividends in arrears.

If any of the Yuma Delaware common stock received has the effect of the distribution of a dividend, that portion of the Yuma Delaware common stock received will be taxable as a dividend to the extent of the holder’s ratable share of current or accumulated earnings and profits as calculated for U. S. federal income tax purposes. Any dividend income received by an individual U.S. Holder would constitute “qualified dividend income” under the Code to the extent the individual satisfies certain holding period requirements, in which case such dividend would be subject to U.S. federal income tax at a reduced maximum rate of 20% (not including, if applicable, the 3.8% Medicare surtax described below). To the extent the distribution exceeds the U.S. Holder’s ratable share of current or accumulated earnings and profits, such excess will first be applied against and reduce the adjusted basis of Yuma Delaware common stock with any remaining amount taxable as capital gain at a maximum rate of 20% (not including, if applicable, the 3.8% Medicare surtax described below). Such portion of the Yuma Delaware common stock treated as a dividend distribution will have a tax basis equal to its fair market value with a holding period commencing upon its receipt. In the case of a U.S. Holder that is a corporation, to the extent the corporation satisfies certain holding period requirements, a dividend received by such a U.S. Holder may be eligible for a dividend-received deduction under the Code.

Tax Consequences of the merger to U.S. Holders of Yuma Delaware common stock and Davis common and preferred stock:

●	the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code;

●	no gain or loss will be recognized by a U.S. Holder of Yuma Delaware common stock pursuant to the merger;

●
except with regard to receipt of Yuma Delaware preferred stock that has the effect of a distribution of a dividend, no gain or loss will be recognized by a U.S. Holder of Davis common stock and/or preferred stock on receipt of Yuma Delaware common stock and/or preferred stock pursuant to the merger;

●
except with regard to receipt of Yuma Delaware preferred stock that has the effect of a distribution of a dividend, the aggregate tax basis of the Yuma Delaware common stock and/or preferred stock received by each U.S. Holder of Davis common stock and/or preferred stock will equal the aggregate tax basis of the Davis stock surrendered by such holder in exchange for Yuma Delaware common stock and/or preferred stock;

●
except with regard to receipt of Yuma Delaware preferred stock that has the effect of a distribution of a dividend, the holding period of the Yuma Delaware common stock and/or preferred stock received by each U.S. Holder will include the period during which such holder held the Davis common stock and/or preferred stock surrendered in exchange for Yuma Delaware common stock and/or preferred stock;

●
U.S. Holders of Davis common stock and/or preferred stock with differing bases or holding periods are urged to consult their tax advisors with respect to identifying the bases or holding periods of the particular shares of Yuma Delaware common stock and/or preferred stock received in the merger; and

●
any Yuma Delaware preferred stock received in exchange for accrued but unpaid declared dividends on Davis preferred stock could be treated as the receipt of a dividend distribution to such U.S. Holder. The amount of the dividend distribution would be the amount of the declared dividends.

If any of the Yuma Delaware preferred stock received by a U.S. Holder of Davis preferred stock has the effect of the distribution of a dividend, that portion of the Yuma Delaware preferred stock received will be taxable as a dividend to the extent of the holder’s ratable share of current or accumulated earnings and profits of Davis as calculated for U. S. federal income tax purposes. Any dividend income received by an individual would constitute “qualified dividend income” under the Code to the extent the individual satisfies certain holding period requirements, in which case such dividend will be subject to U.S. federal income tax at a reduced maximum rate of 20% (not including, if applicable, the 3.8% Medicare surtax described below). To the extent the distribution exceeds the holder’s ratable share of current or accumulated earnings and profits, such excess will first be applied against and reduce the adjusted basis of Yuma Delaware preferred stock with any remaining amount taxable as capital gain at a maximum rate of 20% (not including, if applicable, the 3.8% Medicare surtax described below). Such portion of the Yuma Delaware preferred stock treated as a dividend distribution will have a tax basis equal to its fair market value with a holding period commencing upon its receipt. In the case of a U.S. Holder that is a corporation, to the extent the corporation satisfies certain holding period requirements, a dividend received by such a U.S. Holder may be eligible for a dividend-received deduction under the Code.

Exercise of Appraisal Rights. Holders of Davis common stock and/or preferred stock may be entitled to appraisal rights under Delaware law in connection with the merger. If a U.S. Holder of Davis common stock and/or preferred stock receives cash pursuant to the exercise of appraisal rights, such holder generally will recognize gain or loss, measured by the difference between the amount received (other than any amount relating to interest which will be taxable as ordinary income or any amount relating to accrued but unpaid declared dividends which could be taxable as a dividend distribution) and such holder’s adjusted tax basis in the holder’s Davis stock. The gain or loss is determined separately for each identified block of shares of Davis common stock and/or preferred stock (i.e., shares of Davis common stock and/or preferred stock acquired at the same cost in a single transaction). Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Davis common stock and/or preferred stock exchanged by such U.S. Holder for cash is greater than one year as of the effective time of the merger. The deductibility of capital losses is subject to limitations. A holder of Davis common stock and/or preferred stock who exercises appraisal rights is urged to consult with the holder’s tax advisor regarding the U.S. federal income tax consequences of the exercise of appraisal rights.

Unearned Income Medicare Contribution Tax. A 3.8% Medicare contribution tax will be imposed on the “net investment income” of certain U. S. individuals whose adjusted gross income exceeds certain thresholds and on the undistributed “net investment income” of certain U.S. estates and trusts. Among other items, “net investment income” generally includes dividends and certain net gains from the disposition of property (such as shares of Yuma Delaware or Davis common stock and/or preferred stock), less certain deductions.

Non-U.S. Holders

Tax Consequences of the Reincorporation and the Merger Generally.  Assuming the reincorporation and the merger each qualify as a “reorganization” within the meaning of Section 368(a) of the Code, except as provided below, a Non-U.S. Holder is eligible for the non-recognition tax treatment described above in the same manner as a U.S. Holder.

Foreign Investment in Real Property Tax Act.  Notwithstanding that a transaction may qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code, a Non-U.S. Holder in the transaction may still be subject to tax under the Foreign Investment in Real Property Tax Act codified at Section 897 of the Code (“FIRPTA”).

Under FIRPTA, dispositions of a “United States real property interest” (“USRPI”), which includes the shares of a “United States real property holding corporation” (“USRPHC”), held by a Non-U.S. Holder are generally subject to U.S. federal income taxation (including a withholding tax on the gross proceeds of the disposition as described below).  In general, a corporation is a USRPHC if the fair market value of its U.S. real property interests (as defined in the Code and applicable Treasury Regulations) equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business at any time within the shorter of the 5-year period ending on the effective time of the applicable disposition or the period of time the Non-U.S. Holder held such interest.  Yuma, Yuma Delaware (immediately after the reincorporation) and Davis each believe that it is a USRPHC.  A publicly traded stock exception exists under FIRPTA which provides that if any class of stock of a corporation is regularly traded on an established securities market, stock of such class shall be treated as a USRPI only in the case of a Non-U.S. Holder who held more than 5% of such class of stock.

In the case of a disposition of a USRPI in a transaction qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, an exchange of shares of a USRPHC representing a USRPI for shares of the acquiring company may be eligible for non-recognition treatment only if (i) the shares of the acquiring company received by the Non-U.S. Holder in the transaction constitute, immediately after the transaction, a USRPI in the hands of the relevant Non-U.S. Holder; (ii) such shares would be subject to U.S. federal income taxation upon their subsequent disposition; and (iii) certain filing requirements with the IRS are satisfied.

With respect to the merger, because it is believed that Davis is a USRPHC under FIRPTA and Davis is not publicly traded, Davis common stock and/or preferred stock held by Non-U.S. Holders represents a USRPI (regardless of the Non-U.S. Holder’s percentage ownership). Thus, a Non-U.S. Holder would be subject to U.S. federal income taxation on any gain realized with respect to the Yuma Delaware common stock and/or preferred stock received in the merger unless the Yuma Delaware common stock and/or preferred stock received will also constitute a USRPI in the hands of the Non-U.S. Holder. Yuma Delaware believes its common stock will be deemed publicly traded for FIRPTA purposes. The Yuma Delaware preferred stock will not be publicly traded.  Accordingly, the Yuma Delaware common stock received in the merger would constitute a USRPI in the hands of the recipient only if the relevant Non-U.S. Holder will own greater than 5% of the Yuma Delaware common stock, directly or by attribution from related persons or entities, immediately after the merger. The Yuma Delaware preferred stock would be a USRPI (regardless of the Non-U.S. Holder’s percentage ownership).

With respect to the reincorporation, under announced rules in IRS Notice 99-43, the exchange of substantially identical stock in a transaction like the reincorporation would qualify for non-recognition treatment under FIRPTA. If the Yuma common stock represents a URSPI, the Yuma Delaware common stock received in exchange for the Yuma common stock in the reincorporation should constitute substantially identical stock. However, the Yuma preferred stock exchanged for Yuma Delaware common stock likely will not be deemed substantially identical. Thus, a Non-U.S. Holder may be subject to U.S. federal income taxation under FIRPTA on any gain realized with respect to the Yuma preferred stock surrendered in the reincorporation unless the Yuma Delaware common stock received will also constitute a USRPI in the hands of the Non-U.S. Holder. Because Yuma Delaware believes that its common stock will constitute a USRPI and will be deemed publicly traded for FIRPTA purposes, the Yuma Delaware common stock received in the reincorporation would constitute a USRPI only if the relevant Non-U.S. Holder will own greater than 5% of the Yuma Delaware common stock, directly or by attribution from related persons or entities, immediately after the reincorporation.

Each Non-U.S. Holder of Yuma common stock and/or preferred stock and Davis common stock and/or preferred stock should consult their own tax advisors as to the federal income tax consequences of the reincorporation and the merger.  Further, each such Non-U.S. Holder should consult their own tax advisors as to whether the exchange of their applicable stock in the reincorporation and/or the merger will qualify for non-recognition treatment and, in particular, the application to them of the rules described above with respect to the ownership of USRPIs and such Non-U.S. Holder’s duty to file a U.S. tax return to report an exchange of a USRPI.  The rules relating to Non-U.S. Holders are complex and depend on the specific factual circumstances particular to each Non-U.S. Holder.

FIRPTA Withholding. Under Section 1445 of the Code, a person acquiring stock in a U.S. real property holding corporation from a foreign person generally is required to deduct and withhold a tax equal to 15% of the amount realized by that foreign person on the sale or exchange of that stock (“FIRPTA Withholding”). Any dividend distribution to a Non-U.S. Holder of Yuma or Davis preferred stock may be subject to FIRPTA Withholding at the rate of 15% to the extent dividend distributions exceed the ratable share of current or accumulated earnings and profits of Yuma or Davis, respectively. A dividend distribution that does not exceed the ratable share of current or accumulated earnings and profits may be subject to withholding under Section 1441 or 1442 of the Code at a rate of 30% (or lesser rate under an applicable income tax treaty).  Non-U.S. Holders of Yuma and Davis common stock and/or preferred stock will be asked to provide an IRS Form W-8, W-8BEN or W-8BEN-E, as applicable.

Exercise of Appraisal Rights.  If a Non-U.S. Holder of Davis common stock and/or preferred stock exercises appraisal rights, such Non-U.S. Holder generally would not be subject to U.S. federal income tax on any gain recognized unless (i) such gain is effectively connected with the conduct of a trade or business of the Non-U.S. Holder in the U.S. (and, if an applicable U.S. income tax treaty applies, is attributable to a permanent establishment maintained in the U.S. by the Non-U.S. Holder); (ii) the Non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 or more days in the taxable year of the merger and certain other conditions are met; or (iii) such Non-U.S. Holder’s Davis stock constitutes a USRPI under FIRPTA.  In addition, a Non-U.S. Holder that is a corporation may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) on such effectively connected income (other than income that is effectively connected income solely by virtue of FIRPTA, as described above).  Each such Non-U.S. Holder who exercises appraisal rights should consult their own tax advisors as to the U.S. federal income tax consequences of such exercise.

Dividend Distributions.  If any exchange of stock by a Non-U.S. Holder has the effect of the distribution of a dividend (whether by reason of Yuma Delaware common stock received in exchange for accrued but unpaid dividends on Yuma preferred stock as part of the reincorporation or Yuma Delaware preferred stock received in exchange for declared but unpaid dividends on the Davis preferred stock as part of the merger), such dividends will be subject to U.S. federal income tax and withholding at a 30% rate (or lower applicable income tax treaty rate) if the dividends are not effectively connected with the conduct of a trade or business within the U.S. by the Non-U.S. Holder. Any dividends that are received by a Non-U.S. Holder and that are effectively connected with the conduct of a trade or business (and, if an applicable United States income tax treaty applies, are attributable to a permanent establishment maintained) within the United States by the Non-U.S. Holder will be subject to U.S. federal income tax at regular graduated rates, and (if the Non-U.S. Holder is classified as a corporation for U.S. federal income tax purposes) may also be subject to a U.S. branch profits tax at a rate of 30% (or at a lower rate under an applicable income tax treaty) on effectively connected earnings and profits, subject to certain adjustments. Such effectively connected income will not be subject to U.S. federal income tax withholding, however, if the Non-U.S. Holder furnishes a properly completed IRS Form W-8ECI (or a suitable successor form).  Also see “FIRPTA Withholding” above.

Foreign Account Tax Compliance. The Foreign Account Tax Compliance Act (“FATCA”) generally imposes a 30% withholding tax on dividend payments made by a United States person to a foreign financial institution or non-financial foreign entity (including, in some cases, when a foreign financial institution or non-financial foreign entity is acting as an intermediary), and on the gross proceeds received by a foreign financial institution or non-financial foreign entity as a result of a sale or other disposition of shares of stock issued by a United States person (on or after January 1, 2019), unless (i) in the case of a foreign financial institution, such institution enters into (or is deemed to have entered into) an agreement with the U.S. Treasury Department to withhold on certain payments, and to collect and provide to the U.S. Treasury Department substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity provides the withholding agent with a certification identifying the direct and indirect substantial U.S. owners of the entity, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Non-U.S. Holders should consult with their own tax advisors regarding the possible implications of FACTA to such holder in connection with the reincorporation and the merger.

Backup Withholding

Holders of Yuma common stock and/or preferred stock and Davis common stock and/or preferred stock may be subject to backup withholding (currently at a rate of 28%) on amounts received pursuant to the reincorporation and the merger. Backup withholding will not apply, however, to a Yuma or Davis stockholder who provides an IRS Form W-9 or W-8 that includes his, her or its correct taxpayer identification number, and certain other required information, or comes within certain exempt categories and, in each case, complies with applicable certification requirements. In addition to being subject to backup withholding, if a Yuma or Davis stockholder does not provide Yuma Delaware (or the exchange agent) with his or her correct taxpayer identification number or a certificate of foreign status or other required information, the stockholder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the stockholder’s U.S. federal income tax liability, provided that the stockholder furnishes certain required information to the IRS.

Reporting Requirements

Yuma and Davis stockholders receiving Yuma Delaware common stock and/or preferred stock in the reincorporation or the merger may be required to file an information statement with their U.S. federal income tax returns setting forth their tax basis in the Yuma or Davis common stock and/or preferred stock exchanged in the reincorporation or the merger and the fair market value of the Yuma Delaware common stock and/or preferred stock received if such holder is a “significant holder” as defined in Treasury Regulation Section 1.368-3(b).  Yuma, Yuma Delaware and Davis will also be required file a statement with their U.S. federal income tax returns relating to the reincorporation and merger.  In addition, Yuma Delaware and Yuma and Davis stockholders will be required to retain permanent records of these facts relating to the reincorporation and the merger.  Furthermore, Form 8937 (Report of Organizational Actions Affecting Basis of Securities) may need to be filed by Yuma Delaware with the IRS or posted on its website in accordance with the requirements thereunder.  Holders are urged to consult their own tax advisors.

Obtain Personal Tax Advice

The summary of material U.S. federal income tax consequences set forth above is intended to provide only a general summary of the U.S. federal income tax consequences of the reincorporation and the merger and is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the reincorporation or the merger. In addition, the summary does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, the summary does not address any non-income tax or any foreign, state, local or other tax consequences of the merger. Accordingly, each Yuma and Davis stockholder is urged to consult his, her, or its own tax advisor to determine the particular federal, state, local or foreign income, reporting or other tax consequences of the reincorporation and merger to that stockholder.

DISSENTERS’ RIGHTS OF APPRAISAL

Under Section 262 of the Delaware General Corporation Law, referred to as the DGCL, holders of Davis’ common stock and preferred stock as of [●], 2016, the record date, who do not wish to accept the merger consideration as described in this proxy statement/prospectus may dissent and elect to have the fair value of their shares of Davis common stock and preferred stock (exclusive of any element of value arising from the accomplishment or expectation of the merger) judicially determined and paid to the holder in cash (together with interest, if any) in the amount determined to be the fair value, provided that the holder complies with the provisions of Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by the full text of Section 262, which is provided in its entirety as Annex G to this proxy statement/prospectus. All references in Section 262 and in this summary to a “stockholder” are to the record holder of the shares of Davis’ common stock and preferred stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of Davis’ common stock and preferred stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow properly the steps summarized below in a timely manner to perfect appraisal rights.

Under Section 262, where a proposed merger is to be submitted for approval and adoption at a meeting of stockholders, as in the case of the special meeting, the corporation, not less than 20 days before the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in that notice a copy of Section 262. This proxy statement/prospectus constitutes such notice, and the applicable statutory provisions of the DGCL are attached to this proxy statement/prospectus as Annex G. Any stockholder who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review carefully the following discussion and Annex G to this proxy statement/prospectus. Failure to comply with the procedures specified in Section 262 timely and properly will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of Davis’ common stock and preferred stock, Davis believes that its stockholders who consider exercising such appraisal rights should seek the advice of counsel.

Any holder of Davis’ common stock or preferred stock wishing to exercise the right to demand appraisal under Section 262 of the DGCL must satisfy each of the following conditions:

●
as more fully described below, the holder must deliver to Davis a written demand for appraisal of the holder’s shares before the vote on the merger agreement at the Davis special meeting, which demand will be sufficient if it reasonably informs Davis of the identity of the holder and that the holder intends to demand the appraisal of the holder’s shares;

●
the holder must not vote the holder’s shares of Davis’ common stock or preferred stock in favor of the merger agreement; a proxy which does not contain voting instructions will, unless revoked, be voted in favor of the merger agreement and, therefore, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger agreement or abstain from voting on the merger agreement; and

●
the holder must continuously hold the shares from the date of making the demand through the effective date of the merger; a stockholder who is the record holder of shares of Davis’ common stock or preferred stock on the date the written demand for appraisal is made but who thereafter transfers those shares before the effective date of the merger will lose any right to appraisal in respect of those shares.

Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to adopt and approve the merger agreement will constitute a written demand for appraisal within the meaning of Section 262. The written demand for appraisal must be in addition to and separate from any such proxy or vote.

Only a holder of record of shares of Davis’ common stock or preferred stock issued and outstanding immediately before the effective time of the merger is entitled to assert appraisal rights for the shares in that holder’s name. A demand for appraisal should be executed by or on behalf of the stockholder of record, fully and correctly, as the stockholder’s name appears on the stock certificates, and should specify the stockholder’s name and mailing address, the number of shares of common stock or preferred stock owned and that the stockholder intends to demand appraisal of the stockholder’s common stock or preferred stock. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity. If the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a stockholder; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising appraisal rights with respect to the shares held for one or more other beneficial owners. In such case, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine appropriate procedures for the making of a demand for appraisal by the nominee.

A Davis stockholder who elects to exercise appraisal rights under Section 262 should mail or deliver a written demand to:

Davis Petroleum Acquisition Corp.
Attention: Corporate Secretary
1330 Post Oak Blvd., Suite 600
Houston, Texas 77056

Within ten days after the effective date of the merger, Yuma Delaware, as the surviving corporation, must send a notice as to the effectiveness of the merger transaction to each of Davis’ former stockholders who has made a written demand for appraisal in accordance with Section 262 and who has not voted to adopt the merger agreement. Within 120 days after the effective date of the merger, but not thereafter, either Yuma Delaware or any dissenting stockholder who has complied with the requirements of Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of Davis common stock or preferred stock held by all dissenting stockholders. Davis and Yuma Delaware have no obligation to, and have no present intention to file, a petition for appraisal, and stockholders seeking to exercise appraisal rights should not assume that Yuma Delaware or Davis will file such a petition. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Inasmuch as Yuma Delaware and Davis have no obligation to file such a petition, the failure of a stockholder to do so within the period specified could nullify the stockholder’s previous written demand for appraisal.

Within 120 days after the effective date of the merger, any stockholder who has complied with the provisions of Section 262 to that point in time will be entitled to receive from Yuma Delaware, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Yuma Delaware must mail that statement to the stockholder within 10 days after receipt of the request or within 10 days after expiration of the period for delivery of demands for appraisals under Section 262, whichever is later. Notwithstanding the foregoing, a person who is the beneficial owner of shares of Davis common stock or preferred stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from Yuma Delaware the statement described in this paragraph.

A stockholder timely filing a petition for appraisal with the Delaware Court of Chancery must deliver a copy to Yuma Delaware, and Yuma Delaware will then be obligated within 20 days to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares. After notice to those stockholders, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine which stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with the requirement, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

In the event that the Delaware Court of Chancery determines the holders of Davis’ common stock or preferred stock entitled to appraisal, an appraisal proceeding shall be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through this proceeding, the Delaware Court of Chancery will determine the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a dissenting stockholder, the Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all of the shares entitled to appraisal. Stockholders considering seeking appraisal should be aware that the fair value of their shares as determined under Section 262 could be more than, the same as or less than the value of Yuma Delaware shares of common stock and/or preferred stock they would receive under the merger agreement if they did not seek appraisal of their shares.

In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger and which throw any light on future prospects of the merged corporation.” In Weinberger, the Delaware Supreme Court stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” However, Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.”

Any Davis stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the effective date of the merger, be entitled to vote the shares subject to that demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares as of a record date before the effective date of the merger).

At any time within 60 days after the effective date of the merger, any Davis stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw its demand for appraisal and accept the merger consideration by delivering to Yuma Delaware a written withdrawal of the stockholder’s demand for appraisal. However, any such attempt to withdraw made more than 60 days after the effective date of the merger will require Yuma Delaware’s written approval. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw its demand for appraisal and accept the merger consideration offered pursuant to the merger agreement within 60 days after the effective date of the merger. If Yuma Delaware does not approve a stockholder’s request to withdraw a demand for appraisal when that approval is required or, except with respect to a stockholder that withdraws its right to appraisal in accordance with the proviso in the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder would be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be more than, the same as or less than the value of the Yuma Delaware shares being offered pursuant to the merger agreement.

Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of a stockholder’s statutory appraisal rights. Consequently, any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise appraisal rights.

Holders of Yuma common stock and preferred stock do not have any appraisal or dissenter’s rights with respect to the reincorporation or the merger.

ACCOUNTING TREATMENT

The merger will be accounted for as a reverse acquisition under the purchase method of accounting. Yuma will be treated as the acquired corporation for accounting and financial reporting purposes. Yuma’s assets, liabilities and other items will be adjusted to their estimated fair value on the closing date of the merger and combined with the historical book values of the assets and liabilities of Davis. Applicable income tax effects of these adjustments will be included as a component of the combined company’s deferred tax asset or liability. The difference between the estimated fair value of the assets (including separately identifiable intangible assets), liabilities and other items (adjusted as discussed above) and the purchase price will be recorded as goodwill or bargain purchase gain. Financial statements of Davis issued after the merger will reflect the values and will not be restated retroactively to reflect the historical financial position or results of operations of Yuma.

INFORMATION ABOUT YUMA

General

Yuma Energy, Inc. is an independent Houston-based exploration and production company.  Yuma is focused on the acquisition, development, and exploration for conventional and unconventional oil and natural gas resources, primarily in the U.S. Gulf Coast and California. It was incorporated in California on October 7, 1909. Yuma has employed a 3-D seismic-based strategy to build a multi-year inventory of development and exploration prospects. Its current operations are focused on onshore assets located in central and southern Louisiana, where it is targeting the Austin Chalk, Tuscaloosa, Wilcox, Frio, Marg Tex and Hackberry formations. In addition, Yuma has a non-operated position in the Bakken Shale in North Dakota and operated positions in Kern and Santa Barbara Counties in California.

Business Strategy

Yuma’s business strategy is to achieve long-term growth in production and cash flow on a cost-effective basis. Yuma focuses  on maximizing its return on capital employed and adding production and reserves through acquisitions, mergers, exploration and the development of Yuma’s Austin Chalk, Tuscaloosa, Wilcox, Frio, Marg Tex, Hackberry, Bakken, Three Forks, and Monterey Shale acreage.

The key elements of Yuma’s business strategy are:

»	seek merger and acquisition opportunities to increase its liquidity, as well as reduce G&A on a per Boe basis;

»	transition existing inventory of reserves into oil and natural gas production;

»	add selectively to project inventory through ongoing prospect generation, exploration and strategic acquisitions; and

»	retain a greater percentage working interest in, and operatorship of, Yuma’s projects going forward.

Yuma’s core competencies include oil and natural gas operating activities and expertise in generating:

»	unconventional oil resource plays;

»	onshore liquids-rich prospects through the use of 3-D seismic surveys; and

»	identification of high impact deep onshore prospects located beneath known producing trends through the use of 3-D seismic surveys.

Yuma’s Key Strengths and Competitive Advantages

Yuma believes the following are its key strengths and competitive advantages:

»
Extensive technical knowledge and history of operations in the Gulf Coast region. Since 1983 Yuma Co. or its predecessor has operated in the Gulf Coast region, which is an area that extends through Texas, Louisiana and Mississippi. Yuma believes its extensive understanding of the geology and experience in interpreting well control, core and 3-D seismic data in this area provides Yuma with a competitive advantage in exploring and developing projects in the Gulf Coast region. Yuma has cultivated amicable and mutually beneficial relationships with acreage owners in this region and adjacent oil and natural gas operators, which generally provides for effective leasing and development activities.

»
In-house technical expertise in 3-D seismic programs. Yuma designs and generates in-house 3-D seismic survey programs on many of its projects. By controlling the 3-D seismic program from field acquisition through seismic processing and interpretation, it gains a competitive advantage through proprietary knowledge of the project.

»	Liquids-rich, quality assets with attractive economics. Yuma’s assets and potential future drilling locations are primarily in oil plays with associated liquids-rich natural gas.

»
Diversified portfolio of producing and non-producing assets. Yuma’s current portfolio of producing and non-producing assets covers a large area within the Gulf Coast, the Bakken/Three Forks shale in North Dakota, and the Monterey Shale, along with shallow oil fields in central and southern California.

»
Significant inventory of oil and natural gas assets. Yuma has an inventory of both proved reserves and significant growth assets that it believes can be developed over the near to medium term. In addition, it has the ability to organically generate new oil and natural gas prospects and projects through techniques utilized by its experienced management team, which include analyzing subsurface data, negotiating mineral rights with landowners in prospective areas, and shooting and reprocessing 3-D seismic surveys.

»
Company operated assets. In order to maintain better control over its assets, Yuma has established a leasehold position comprised primarily of assets where it is the operator. By controlling operations, it is able to dictate the pace of development and better manage the cost, type, and timing of exploration and development activities.

»
Experienced management team. Yuma has a highly qualified management team with many years of industry experience, including extensive experience in the Gulf Coast region. Its team has substantial expertise in the design, acquisition, processing and interpretation of 3-D seismic surveys, and its experienced operations staff allows for efficient turnaround from project identification, to drilling, to production.

»
Experienced board of directors. Yuma’s directors have substantial experience managing successful public companies and realizing value for investors through the development, acquisition and monetization of both conventional and unconventional oil and natural gas assets in the Gulf Coast region.

Recent Developments

In April 2016, a party to the participation agreement dated July 31, 2013 relating to Yuma’s Greater Masters Creek Area exercised its option to participate under the participation agreement for a four percent working interest.

Competition

The oil and natural gas industry is highly competitive and Yuma competes with a substantial number of other companies that have greater financial and other resources than it has. Many of these companies explore for, produce and market oil and natural gas, as well as carry on refining operations and market the resultant products on a worldwide basis. The primary areas in which Yuma encounters substantial competition are in locating and acquiring desirable leasehold acreage for its drilling and development operations, locating and acquiring attractive producing oil and natural gas properties, obtaining sufficient availability of drilling and completion equipment and services, and hiring and retaining key employees. There is also competition among oil and natural gas producers and other industries producing energy and fuel. Furthermore, competitive conditions may be substantially affected by various forms of energy legislation and/or regulation considered from time to time by the U.S. government and the states in which Yuma’s properties are located. It is not possible to predict the nature of any such legislation or regulation which may ultimately be adopted or its effects upon Yuma’s future operations.

Regulations

All of the jurisdictions in which Yuma owns or operates producing oil and natural gas properties have statutory provisions regulating the exploration for and production of oil and natural gas, including provisions related to permits for the drilling of wells, bonding requirements to drill or operate wells, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, sourcing and disposal of water used in the drilling and completion process, and the plugging and abandonment of wells. Yuma’s operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units, the number of wells which may be drilled in an area, and the unitization or pooling of oil and natural gas properties, as well as regulations that generally prohibit the venting or flaring of natural gas, and impose certain requirements regarding the establishment of maximum allowable rates of production from fields and individual wells. Yuma’s operations are also subject to various conservation laws and regulations. These laws and regulations govern the size of drilling and spacing units, the density of wells that may be drilled in oil and natural gas properties and the unitization or pooling of oil and natural gas properties. In this regard, some states allow the forced pooling or integration of land and leases to facilitate exploration while other states rely primarily or exclusively on voluntary pooling of land and leases. In areas where pooling is primarily or exclusively voluntary, it may be difficult to form spacing units and therefore difficult to develop a project if the operator owns less than 100% of the leasehold. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas, and impose specified requirements regarding the ratability of production. On some occasions, tribal and local authorities have imposed moratoria or other restrictions on exploration and production activities pending investigations and studies addressing potential local impacts of these activities before allowing oil and natural gas exploration and production to proceed.

The effect of these regulations is to limit the amount of oil and natural gas that Yuma can produce from its wells and to limit the number of wells or the locations at which it can drill, although it can apply for exceptions to such regulations or to have reductions in well spacing. Failure to comply with applicable laws and regulations can result in substantial penalties. The regulatory burden on the industry increases the cost of doing business and affects profitability. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and natural gas liquids within its jurisdiction.

Environmental Regulations

Yuma’s operations are subject to stringent federal, state and local laws regulating the discharge of materials into the environment or otherwise relating to health and safety or the protection of the environment. Numerous governmental agencies, such as the United States Environmental Protection Agency, commonly referred to as the EPA, issue regulations to implement and enforce these laws, which often require difficult and costly compliance measures. Among other things, environmental regulatory programs typically regulate the permitting, construction and operation of a facility. Many factors, including public perception, can materially impact the ability to secure an environmental construction or operation permit. Failure to comply with environmental laws and regulations may result in the assessment of substantial administrative, civil and criminal penalties, as well as the issuance of injunctions limiting or prohibiting Yuma’s activities. In addition, some laws and regulations relating to protection of the environment may, in certain circumstances, impose strict liability for environmental contamination, which could result in liability for environmental damages and cleanup costs without regard to negligence or fault on Yuma’s part.

New programs and changes in existing programs, however, may address various aspects of Yuma’s business including natural occurring radioactive materials, oil and natural gas exploration and production, air emissions, waste management, and underground injection of waste material. Environmental laws and regulations have been subject to frequent changes over the years, and the imposition of more stringent requirements could have a material adverse effect on Yuma’s financial condition and results of operations. The following is a summary of the more significant existing environmental, health and safety laws and regulations to which Yuma’s business operations are subject and for which compliance in the future may have a material adverse impact on its capital expenditures, earnings and competitive position.

Hazardous Substances and Wastes

The federal Comprehensive Environmental Response, Compensation and Liability Act, referred to as CERCLA or the Superfund law, and comparable state laws impose liability, without regard to fault, on certain classes of persons that are considered to be responsible for the release of a hazardous substance into the environment. These persons may include the current or former owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of hazardous substances that have been released at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of investigating and cleaning up hazardous substances that have been released into the environment, for damages to natural resources and for the costs of some health studies. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment.

Under the federal Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, referred to as RCRA, most wastes generated by the exploration and production of oil and natural gas are not regulated as hazardous waste. Periodically, however, there are proposals to lift the existing exemption for oil and natural gas wastes and reclassify them as hazardous wastes. If such proposals were to be enacted, they could have a significant impact on Yuma’s operating costs, as well as the oil and natural gas industry in general. In the ordinary course of Yuma’s operations moreover, some wastes generated in connection with its exploration and production activities may be regulated as solid waste under RCRA, as hazardous waste under existing RCRA regulations or as hazardous substances under CERCLA. From time to time, releases of materials or wastes have occurred at locations Yuma owns or at which it has operations. These properties and the materials or wastes released thereon may be subject to CERCLA, RCRA and analogous state laws. Under these laws, Yuma has been and may be required to remove or remediate such materials or wastes.

Water Discharges

Yuma’s operations are also subject to the federal Clean Water Act and analogous state laws. Under the Clean Water Act, the EPA has adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits, or seek coverage under a general permit. Some of Yuma’s properties may require permits for discharges of storm water runoff. Yuma believes that it will be able to obtain, or be included under, these permits, where necessary, and make minor modifications to existing facilities and operations that would not have a material effect on us. The Clean Water Act and similar state acts regulate other discharges of wastewater, oil, and other pollutants to surface water bodies, such as lakes, rivers, wetlands, and streams. Failure to obtain permits for such discharges could result in civil and criminal penalties, orders to cease such discharges, and costs to remediate and pay natural resources damages. These laws also require the preparation and implementation of Spill Prevention, Control, and Countermeasure Plans in connection with on-site storage of significant quantities of oil.

Yuma’s oil and natural gas production also generates salt water, which it disposes of by underground injection.  The federal Safe Drinking Water Act (“SDWA”), the Underground Injection Control (“UIC”) regulations promulgated under the SDWA and related state programs regulate the drilling and operation of salt water disposal wells. The EPA directly administers the UIC program in some states, and in others it is delegated to the state for administering. Permits must be obtained before drilling salt water disposal wells, and casing integrity monitoring must be conducted periodically to ensure the casing is not leaking salt water to groundwater. Contamination of groundwater by oil and natural gas drilling, production, and related operations may result in fines, penalties, and remediation costs, among other sanctions and liabilities under the SDWA and state laws. In addition, third party claims may be filed by landowners and other parties claiming damages for alternative water supplies, property damages, and bodily injury.

Hydraulic Fracturing

Yuma’s completion operations are subject to regulation, which may increase in the short- or long-term. The well completion technique known as hydraulic fracturing is used to stimulate production of natural gas and oil has come under increased scrutiny by the environmental community, and local, state and federal jurisdictions. Hydraulic fracturing involves the injection of water, sand and additives under pressure, usually down casing that is cemented in the wellbore, into prospective rock formations at depth to stimulate oil and natural gas production.

Under the direction of Congress, the EPA has undertaken a study of the effect of hydraulic fracturing on drinking water and groundwater. The EPA has also announced its plan to propose pre-treatment standards under the Clean Water Act for wastewater discharges from shale hydraulic fracturing operations. Congress may consider legislation to amend the SDWA to require the disclosure of chemicals used by the oil and natural gas industry in the hydraulic fracturing process. Certain states, including Colorado, Utah and Wyoming, have issued similar disclosure rules. Several environmental groups have also petitioned the EPA to extend toxic release reporting requirements under the Emergency Planning and Community Right-to-Know Act to the oil and natural gas extraction industry. Additional disclosure requirements could result in increased regulation, operational delays, and increased operating costs that could make it more difficult to perform hydraulic fracturing.

Air Emissions

The federal Clean Air Act and comparable state laws regulate emissions of various air pollutants through permitting programs and the imposition of other requirements. In addition, the EPA has developed and continues to develop stringent regulations governing emissions of toxic air pollutants at specified sources, including oil and natural gas production. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the federal Clean Air Act and associated state laws and regulations. Yuma’s operations, or the operations of service companies engaged by it, may in certain circumstances and locations be subject to permits and restrictions under these statutes for emissions of air pollutants.

Recently, the EPA issued four new regulations for the oil and natural gas industry, including: a new source performance standard for volatile organic compounds (“VOCs”); a new source performance standard for sulfur dioxide; an air toxics standard for oil and natural gas production; and an air toxics standard for natural gas transmission and storage. The final rule includes the first federal air standards for natural gas wells that are hydraulically fractured, or refractured, as well as requirements for several sources, such as storage tanks and other equipment, and limits methane emissions from these sources. Compliance with these regulations will impose additional requirements and costs on Yuma’s operations.

In October 2015, the EPA issued a final rule under the Clean Air Act, lowering the National Ambient Air Quality Standard (“NAAQS”) for ground-level ozone from 75 parts per billion to 70 parts per billion under both the primary and secondary standards to provide requisite protection of public health and welfare, respectively. The final rule became effective in December 2015. Certain areas of the country in compliance with the ground-level ozone NAAQS standard may be reclassified as non-attainment and such reclassification may make it more difficult to construct new or modified sources of air pollution in newly designated non-attainment areas. Moreover, states are expected to implement more stringent regulations, which could apply to Yuma’s operations. Compliance with this final rule could, among other things, require installation or new emission controls on some of its equipment, result in longer permitting timelines, and significantly increase its capital expenditures and operating costs.

Climate Change

Studies over recent years have indicated that emissions of certain gases may be contributing to warming of the Earth’s atmosphere. In response to these studies, governments have begun adopting domestic and international climate change regulations that require reporting and reductions of the emission of such greenhouse gases. Methane, a primary component of natural gas, and carbon dioxide, a byproduct of burning oil, natural gas and refined petroleum products, are considered greenhouse gases. Internationally, the United Nations Framework Convention on Climate Change, and the Kyoto Protocol address greenhouse gas emissions, and several countries including those comprising the European Union have established greenhouse gas regulatory systems. In the United States, at the state level, many states, either individually or through multi-state regional initiatives, have begun implementing legal measures to reduce emissions of greenhouse gases, primarily through the emission inventories, emissions targets, greenhouse gas cap and trade programs or incentives for renewable energy generation, while others have considered adopting such greenhouse gas programs.

At the federal level, the EPA has issued regulations requiring Yuma and other companies to annually report certain greenhouse gas emissions from its oil and natural gas facilities. Beyond its measuring and reporting rules, the EPA has issued an “Endangerment Finding” under section 202(a) of the Clean Air Act, concluding greenhouse gas pollution threatens the public health and welfare of current and future generations. The finding served as the first step to issuing regulations that require permits for and reductions in greenhouse gas emissions for certain facilities.

In August 2015, the EPA proposed rules that will establish emission standards for methane from certain new and modified oil and natural gas production and natural gas processing and transmission facilities as part of the Obama Administration’s efforts to reduce methane emissions from the oil and natural gas sector by up to 45 percent from 2012 levels by 2025. The EPA’s proposed rule package includes standards to address emissions of methane from equipment and processes across the source category, including hydraulically-fractured oil and natural gas well completions, fugitive emissions from well sites and compressors, and equipment leaks at natural gas processing plants and pneumatic pumps. The EPA is expected to finalize these rules in 2016.

The U.S. Congress and the EPA, in addition to some state and regional efforts, have in recent years considered legislation or regulations to reduce emissions of greenhouse gases (“GHGs”). These efforts have included consideration of cap-and-trade programs, carbon taxes, and GHG reporting and tracking programs. In the absence of federal GHG-limiting legislations, the EPA has determined that GHG emissions present a danger to public health and the environment and has adopted regulations that, among other things, restrict emissions of GHGs under existing provisions of the Clean Air Act and may require the installation of “best available control technology” to limit emissions of GHGs from any new or significantly modified facilities that Yuma may seek to construct in the future if they would otherwise emit large volumes of GHGs together with other criteria pollutants. Also, certain of Yuma’s operations are subject to EPA rules requiring the monitoring and annual reporting of GHG emissions from specified onshore and offshore production sources. On an international level, the United States is one of almost 200 nations that, in December 2015, agreed to an international climate change agreement in Paris, France that calls for countries to set their own GHG emissions targets and be transparent about the measures each country will use to achieve its GHG emissions targets.

Any laws or regulations that may be adopted to restrict or reduce emissions of greenhouse gases could require Yuma to incur additional operating costs, such as costs to purchase and operate emissions control systems or other compliance costs, and reduce demand for Yuma’s products.

The National Environmental Policy Act

Oil and natural gas exploration and production activities may be subject to the National Environmental Policy Act, or NEPA. NEPA requires federal agencies, including the Department of the Interior, to evaluate major agency actions that have the potential to significantly impact the environment. In the course of such evaluations, an agency will prepare an Environmental Assessment that assesses the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed Environmental Impact Statement that may be made available for public review and comment. Although Yuma has a few future projects that could potentially involve federal lands, federal lands require governmental permits that are subject to the requirements of NEPA.  This process has the potential to delay the development of future oil and natural gas projects.

Threatened and endangered species, migratory birds and natural resources

Various state and federal statutes prohibit certain actions that adversely affect endangered or threatened species and their habitat, migratory birds, wetlands, and natural resources. These statutes include the Endangered Species Act, the Migratory Bird Treaty Act, the Clean Water Act and CERCLA. The United States Fish and Wildlife Service may designate critical habitat areas that it believes are necessary for survival of threatened or endangered species. A critical habitat designation could result in further material restrictions on federal land use or on private land use and could delay or prohibit land access or development. Where takings of or harm to species or damages to wetlands, habitat, or natural resources occur or may occur, government entities or at times private parties may act to prevent or restrict oil and natural gas exploration activities or seek damages for any injury, whether resulting from drilling or construction or releases of oil, wastes, hazardous substances or other regulated materials, and in some cases, criminal penalties.

Hazard communications and community right to know

Yuma is subject to federal and state hazard communication and community right to know statutes and regulations. These regulations govern record keeping and reporting of the use and release of hazardous substances, including, but not limited to, the federal Emergency Planning and Community Right-to-Know Act and may require that information be provided to state and local government authorities and the public.

Occupational Safety and Health Act

Yuma is subject to the requirements of the federal Occupational Safety and Health Act and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the Occupational Safety and Health Administration’s hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees.

Employees and Principal Office

As of the date of this proxy statement/prospectus, Yuma had 30 full-time employees. It hires independent contractors on an as-needed basis. Yuma does not have any collective bargaining agreements with its employees. Yuma believes that its employee relationships are satisfactory.

Yuma’s principal executive office is located at 1177 West Loop South, Suite 1825, Houston, Texas 77027, where it occupies approximately 15,180 square feet of office space. Its Bakersfield office, consisting of approximately 4,200 square feet, is located at 2008 Twenty-First Street, Bakersfield, California 93301.

Yuma owned the following real property as of December 31, 2015, all located in Kern County in the State of California: Mullaney yard (20 acres), Miller property (112 acres), Ranton property (80 acres), Murphy property (50 acres) and in the City of Bakersfield (three town lots).

Oil and Natural Gas Reserves

All of Yuma’s oil and natural gas reserves are located in the United States. Unaudited information concerning the estimated net quantities of all of its proved reserves and the standardized measure of future net cash flows from the reserves is presented in Note 25 – Supplementary Information on Oil and Natural Gas Exploration, Development and Production Activities (Unaudited) in the Notes to the Consolidated Financial Statements of Yuma included in this proxy statement/prospectus. The reserve estimates have been prepared by Netherland, Sewell & Associates, Inc. (“NSAI”), an independent petroleum engineering firm. Yuma has no long-term supply or similar agreements with foreign governments or authorities. Yuma did not provide any reserve information to any federal agencies in 2015 other than to the SEC.

Estimated Proved Reserves

The table below summarizes Yuma’s estimated proved reserves at December 31, 2015 based on reports prepared by NSAI. In preparing these reports, NSAI evaluated 100% of Yuma’s properties at December 31, 2015. For more information regarding Yuma’s independent reserve engineers, please see “Independent Reserve Engineers” below. The information in the following table does not give any effect to or reflect Yuma’s commodity derivatives.

	Oil (MBbls)	Natural Gas Liquids (MBbls)	Natural Gas (MMcf)	Total (MBoe)(1)	Present Value Discounted at 10% ($ in thousands)(2)
Proved developed (3)
Greater Masters Creek Field (4)	204	26	269	275	$(792)
La Posada (Bayou Hebert) Field (4)	129	221	5,735	1,305	$17,589
Other	1,469	69	2,549	1,963	$27,275
Total proved developed	1,802	316	8,553	3,543	$44,072
Proved undeveloped (3)
Greater Masters Creek Field (4)	4,398	1,585	13,164	8,177	$65,967
La Posada (Bayou Hebert) Field (4)	76	150	3,898	876	$6,881
Other	640	0	155	665	$5,988
Total proved undeveloped	5,114	1,735	17,217	9,718	$78,836
Total proved (3)	6,916	2,051	25,770	13,261	$122,908

(1)	Barrels of oil equivalent have been calculated on the basis of six thousand cubic feet (Mcf) of natural gas equal to one barrel of oil equivalent (Boe).

(2)
Present Value Discounted at 10% (“PV-10”) is a Non-GAAP measure that differs from the GAAP measure “standardized measure of discounted future net cash flows” in that PV-10 is calculated without regard to future income taxes. Yuma management believes that the presentation of the PV-10 value is relevant and useful to investors because it presents the estimated discounted future net cash flows attributable to Yuma’s estimated proved reserves independent of its income tax attributes, thereby isolating the intrinsic value of the estimated future cash flows attributable to its reserves. Because many factors that are unique to each individual company impact the amount of future income taxes to be paid, Yuma believes the use of a pre-tax measure provides greater comparability of assets when evaluating companies. For these reasons, management uses, and believes the industry generally uses, the PV-10 measure in evaluating and comparing acquisition candidates and assessing the potential return on investment related to investments in oil and natural gas properties. PV-10 includes estimated abandonment costs less salvage.  PV-10 does not necessarily represent the fair market value of oil and natural gas properties.

PV-10 is not a measure of financial or operational performance under GAAP, nor should it be considered in isolation or as a substitute for the standardized measure of discounted future net cash flows as defined under GAAP. For a presentation of the standardized measure of discounted future net cash flows, see Note 25 – Supplementary Information on Oil and Natural Gas Exploration, Development and Production Activities (Unaudited) in the Notes to the Consolidated Financial Statements of Yuma included in this proxy statement/prospectus. The table below titled “Non-GAAP Reconciliation” provides a reconciliation of PV-10 to the standardized measure of discounted future net cash flows.

Non-GAAP Reconciliation ($ in thousands)
The following table reconciles Yuma’s direct interest in oil, natural gas and natural gas liquids reserves as of December 31, 2015:

Present value of estimated future net revenues (PV-10)	$122,908
Future income taxes discounted at 10%	(16,363)
Standardized measure of discounted future net cash flows*	$106,545

*       Reflects the standardized measure of discounted future net cash flows of Yuma as restated in Yuma’s Annual Report on Form 10-K/A. See Note 25 – Supplementary Information on Oil and Natural Gas Exploration, Development and Production Activities (Unaudited) (As Restated) in the Notes to the Consolidated Financial Statements of Yuma included in this proxy statement/prospectus.

(3)
Proved reserves were calculated using prices equal to the twelve-month unweighted arithmetic average of the first-day-of-the-month prices for each of the preceding twelve months, which were $50.28 per Bbl (WTI) and $2.59 per MMBtu (HH), for the year ended December 31, 2015. Adjustments were made for location and grade.

(4)	Yuma’s Greater Masters Creek Field and La Posada (Bayou Hebert) field were Yuma’s only fields that each contained 15% or more of its estimated proved reserves as of December 31, 2015.

Yuma has stress-tested its proved reserve estimates as of December 31, 2015 to determine the impact of lower crude oil and natural gas prices. Replacing the twelve-month unweighted arithmetic average commodity prices used in estimating its reported proved reserves (see Note 25 – Supplementary Information on Oil and Natural Gas Exploration, Development and Production Activities (Unaudited) in the Notes to the Consolidated Financial Statements of Yuma included in this proxy statement/prospectus) with those shown on the table below, and leaving all other parameters unchanged, results in a decrease in Yuma’s estimated proved reserves as shown below.

	Pricing Scenario
	Crude Oil (per Bbl) (1)	Natural Gas (per MMBtu) (1)	Proved Reserves (MBoe)	% Change from December 31, 2015 Estimated Reserves
2015 Reserve Report (2)	$50.28	$2.59	13,261	-
Scenario A	$40.00	$2.25	12,876	(3%)
Scenario B	$30.00	$2.00	9,358	(29%)

(1)
These prices are indices and do not include basin differentials for crude oil and natural gas. The above scenarios were calculated using the indicated index prices, less any basin differentials, transport fees, contractual adjustments and any Btu adjustments Yuma experienced for the respective commodity.

(2)
The NYMEX prices used for Yuma’s 2015 year-end independent engineering reserve report are based on SEC price parameters using the twelve-month unweighted arithmetic average of the first-day-of-the-month prices for each of the preceding twelve months for the year ended December 31, 2015.

Proved Undeveloped Reserves

At December 31, 2015, Yuma’s estimated proved undeveloped (“PUD”) reserves were approximately 9,718 MBoe. The following table details the changes in PUD reserves for the year ended December 31, 2015 (in MBoe):

Beginning proved undeveloped reserves at January 1, 2015	16,243
Undeveloped reserves transferred to developed	(100)
Purchases of minerals-in-place	43
Extensions and discoveries	459
Production	0
Revisions	(6,927)
Proved undeveloped reserves at December 31, 2015	9,718

From January 1, 2015 to December 31, 2015, Yuma’s PUD reserves decreased 40.2% from 16,243 MBoe to 9,718 MBoe, or a decrease of 6,525 MBoe. Reserves of 100 MBoe were moved from the PUD reserve category to the proved developed producing category through the drilling of the Talbot 23-1 well. Yuma incurred approximately $3.2 million in capital expenditures during the year ended December 31, 2015 in converting this well to the proved developed reserve category. Yuma acquired 43 MBoe through purchases of minerals-in-place and added 459 MBoe through extensions of existing discoveries.  The remaining change to Yuma’s year-end 2015 PUDs of 6,927 MBoe was a result of downward revisions due to price of 4,293 MBoe, upward performance revisions of 1,829 MBoe, and downward revision due to reclassifying 4,463 MBoe of Greater Masters Creek Field Area undeveloped reserves to non-proved due to the depressed price environment and expected effect on Yuma’s access to capital and drilling plans.  As of December 31, 2015, Yuma plans to drill all of its PUD drilling locations within five years from the date they were initially recorded.

Uncertainties are inherent in estimating quantities of proved reserves, including many risk factors beyond Yuma’s control.  Reserve engineering is a subjective process of estimating subsurface accumulations of oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and the interpretation thereof. As a result, estimates by different engineers often vary, sometimes significantly. In addition, physical factors such as the results of drilling, testing and production subsequent to the date of the estimates, as well as economic factors such as change in product prices, may require revision of such estimates. Accordingly, oil and natural gas quantities ultimately recovered will vary from reserve estimates.

Technology Used to Establish Reserves

Under SEC rules, proved reserves are those quantities of oil and natural gas that by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs, under existing economic conditions, operating methods and government regulations. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil and natural gas actually recovered will equal or exceed the estimate. Reasonable certainty can be established using techniques that have been proven effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

To establish reasonable certainty with respect to Yuma’s estimated proved reserves, NSAI employed technologies that have been demonstrated to yield results with consistency and repeatability. The technologies and economic data used in the estimation of Yuma’s reserves include, but are not limited to, electrical logs, radioactivity logs, core analyses, geologic maps and available downhole and production data, seismic data and well test data. Reserves attributable to producing wells with sufficient production history were estimated using appropriate decline curves or other performance relationships. Reserves attributable to producing wells with limited production history and for undeveloped locations were estimated using both volumetric estimates and performance from analogous wells in the surrounding area. These wells were considered to be analogous based on production performance from the same formation and completion using similar techniques.

Independent Reserve Engineers

Yuma engaged NSAI to prepare its annual reserve estimates and have relied on NSAI’s expertise to ensure that Yuma’s reserve estimates are prepared in compliance with SEC guidelines. NSAI was founded in 1961 and performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-2699. Within NSAI, the technical persons primarily responsible for preparing the estimates set forth in the NSAI reserves report incorporated herein are G. Lance Binder and Philip R. Hodgson. Mr. Binder has been practicing consulting petroleum engineering at NSAI since 1983. Mr. Binder is a Registered Professional Engineer in the State of Texas (No. 61794) and has over 30 years of practical experience in petroleum engineering, with over 30 years of experience in the estimation and evaluation of reserves. He graduated from Purdue University in 1978 with a Bachelor of Science degree in Chemical Engineering. Mr. Hodgson has been practicing consulting petroleum geology at NSAI since 1998. Mr. Hodgson is a Licensed Professional Geoscientist in the State of Texas, Geology (No. 1314) and has over 30 years of practical experience in petroleum geosciences. He graduated from University of Illinois in 1982 with a Bachelor of Science Degree in Geology and from Purdue University in 1984 with a Master of Science Degree in Geophysics. Both technical principals meet or exceed the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; both are proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines.

Yuma’s Executive Vice President and Chief Operating Officer is the person primarily responsible for overseeing the preparation of Yuma’s internal reserve estimates and for overseeing the independent petroleum engineering firm during the preparation of Yuma’s reserve report. He has a Bachelor of Science degree in Petroleum Engineering and over 30 years of industry experience, with 20 years or more of experience working as a reservoir engineer, reservoir engineering manager, or reservoir engineering executive.  His professional qualifications meet or exceed the qualifications of reserve estimators and auditors set forth in the “Standards Pertaining to Estimation and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers. The Executive Vice President and Chief Operating Officer reports directly to Yuma’s Chief Executive Officer.

Internal Control over Preparation of Reserve Estimates

Yuma maintains adequate and effective internal controls over its reserve estimation process as well as the underlying data upon which reserve estimates are based. The primary inputs to the reserve estimation process are technical information, financial data, ownership interest, and production data. The relevant field and reservoir technical information, which is updated annually, is assessed for validity when Yuma’s independent petroleum engineering firm has technical meetings with its engineers, geologists, and operations and land personnel. Current revenue and expense information is obtained from Yuma’s accounting records, which are subject to external quarterly reviews, annual audits and its own set of internal controls over financial reporting. All current financial data such as commodity prices, lease operating expenses, production taxes and field-level commodity price differentials are updated in the reserve database and then analyzed to ensure that they have been entered accurately and that all updates are complete. Yuma’s current ownership in mineral interests and well production data are also subject to its internal controls over financial reporting, and they are incorporated in Yuma’s reserve database as well and verified internally by it to ensure their accuracy and completeness. Once the reserve database has been updated with current information, and the relevant technical support material has been assembled, Yuma’s independent engineering firm meets with its technical personnel to review field performance and future development plans in order to further verify the validity of estimates. Following these reviews the reserve database is furnished to NSAI so that it can prepare its independent reserve estimates and final report. The reserve estimates prepared by NSAI are reviewed and compared to Yuma’s internal estimates by its Chief Operating Officer and its reservoir engineering staff. Material reserve estimation differences are reviewed between NSAI’s reserve estimates and Yuma’s internally prepared reserves on a case-by-case basis. An iterative process is performed between NSAI and us, and additional data is provided to address any differences. If the supporting documentation will not justify additional changes, the NSAI reserves are accepted. In the event that additional data supports a reserve estimation adjustment, NSAI will analyze the additional data, and may make changes it deems necessary. Additional data is usually comprised of updated production information on new wells. Once the review is completed and all material differences are reconciled, the reserve report is finalized and Yuma’s reserve database is updated with the final estimates provided by NSAI. Access to Yuma’s reserve database is restricted to specific members of Yuma’s reservoir engineering department and management.

Production, Average Price and Average Production Cost

The net quantities of oil, natural gas and natural gas liquids produced and sold by Yuma for each of the years ended December 31, 2015, 2014 and 2013, the average sales price per unit sold and the average production cost per unit are presented below.

	Years Ended December 31,
	2015	2014	2013
Production volumes:
Crude oil and condensate (Bbls)	247,177	231,816	184,349
Natural gas (Mcf)	1,993,842	2,714,586	1,580,468
Natural gas liquids (Bbls)	74,511	97,783	51,875
Total (Boe) (1)	653,995	782,030	499,635
Average prices realized:
Excluding commodity derivatives:
Crude oil and condensate (per Bbl)	$48.07	$93.98	$104.26
Natural gas (per Mcf)	$2.60	$4.62	$3.83
Natural gas liquids (per Bbl)	$18.89	$38.44	$40.17
Including commodity derivatives:
Crude oil and condensate (per Bbl)	$65.20	$101.98	$104.39
Natural gas (per Mcf)	$3.00	$5.19	$3.71
Natural gas liquids (per Bbl)	$18.89	$38.44	$40.17
Production cost per Boe (2)	$13.22	$11.60	$12.40

(1)	Barrels of oil equivalent have been calculated on the basis of six thousand cubic feet (Mcf) of natural gas equal to one barrel of oil equivalent (Boe).

(2)
Excludes ad valorem taxes (which are included in lease operating expenses on Yuma’s Consolidated Statements of Operations in the Consolidated Financial Statements in this proxy statement/prospectus) and severance taxes, totaling $2,758,207, $3,741,513, and $3,121,185 in fiscal years 2015, 2014 and 2013, respectively.

Effective January 1, 2013, Yuma acquired its interest in the Greater Masters Creek Field Area, which contained 64%, 79% and 78% of its total proved reserves as of December 31, 2015, 2014 and 2013, respectively. Yuma’s interests in La Posada (Bayou Hebert) field represented 16% of its total proved reserves as of December 31, 2015. No other single field accounted for 15% or more of its proved reserves as of December 31, 2015, 2014 and 2013. The net quantities of oil, natural gas and natural gas liquids produced and sold by Yuma for the years ended December 31, 2015, 2014 and 2013, the average sales price per unit sold and the average production cost per unit for the Greater Masters Creek Field Area are presented below.

	Years Ended December 31,
Greater Masters Creek Field Area	2015	2014	2013
Production volumes:
Crude oil and condensate (Bbls)	27,379	45,656	24,972
Natural gas (Mcf)	102,309	170,916	85,866
Natural gas liquids (Bbls)	8,192	16,558	8,702
Total (Boe) (1)	52,623	90,700	47,985
Average prices realized: (2)
Crude oil and condensate (per Bbl)	$47.29	$95.29	$100.87
Natural gas (per Mcf)	$2.59	$4.68	$4.07
Natural gas liquids (per Bbl)	$15.21	$33.67	$34.98
Production cost per Boe (3)	$48.39	$43.10	$55.89

(1)	Barrels of oil equivalent have been calculated on the basis of six thousand cubic feet (Mcf) of natural gas equal to one barrel of oil equivalent (Boe).
(2)	Excludes commodity derivatives as they are not recorded by specific field.
(3)
Excludes ad valorem taxes (which are included in lease operating expenses on the Consolidated Statements of Operations in the Consolidated Financial Statements of Yuma in this proxy statement/prospectus) and severance taxes, totaling $934,131, $1,111,162, and $875,488 in fiscal years 2015, 2014 and 2013, respectively.

The net quantities of oil, natural gas and natural gas liquids produced and sold by Yuma for the year ended December 31, 2015, the average sales price per unit sold and the average production cost per unit for Yuma’s La Posada (Bayou Hebert) field are presented below.

La Posada (Bayou Hebert) Field	Year Ended December 31, 2015
Production volumes:
Crude oil and condensate (Bbls)	32,950
Natural gas (Mcf)	1,645,202
Natural gas liquids (Bbls)	58,913
Total (Boe) (1)	366,063
Average prices realized: (2)
Crude oil and condensate (per Bbl)	$49.40
Natural gas (per Mcf)	$2.62
Natural gas liquids (per Bbl)	$19.99
Production cost per Boe (3)	$3.91

(1)	Barrels of oil equivalent have been calculated on the basis of six thousand cubic feet (Mcf) of natural gas equal to one barrel of oil equivalent (Boe).
(2)	Excludes commodity derivatives as they are not recorded by specific field.
(3)
Excludes severance taxes but includes ad valorem taxes in lease operating expenses since this well is non-operated by Yuma and the operator does not break out the ad valorem taxes from lease operating expenses.

Gross and Net Productive Wells

As of December 31, 2015, Yuma’s total gross and net productive wells were as follows:

Oil (1)		Natural Gas (1)		Total (1)
Gross Wells	Net Wells	Gross Wells	Net Wells	Gross Wells	Net Wells
130	90	47	3	177	93

(1)
A gross well is a well in which a working interest is owned. The number of net wells represents the sum of fractions of working interests Yuma owns in gross wells. Productive wells are producing wells plus shut-in wells Yuma deems capable of production. Horizontal re-entries of existing wells do not increase a well total above one gross well. Yuma has working interests in 10 gross wells with completions into more than one productive zone; in the table above, these wells with multiple completions are only counted as one gross well.

Gross and Net Developed and Undeveloped Acres

As of December 31, 2015, Yuma had total gross and net developed and undeveloped leasehold acres as set forth below. The developed acreage is stated on the basis of spacing units designated or permitted by state regulatory authorities. Gross acres are those acres in which a working interest is owned. The number of net acres represents the sum of fractional working interests Yuma owns in gross acres.

	Developed		Undeveloped		Total
State	Gross	Net	Gross	Net	Gross	Net
Louisiana	77,589	33,962	32,459	31,899	110,048	65,861
North Dakota	18,553	674	-	-	18,553	674
Texas	1,036	72	80	68	1,116	140
Oklahoma	2,160	96	-	-	2,160	96
California	1,422	1,400	-	-	1,422	1,400
Wyoming	7,360	3	-	-	7,360	3
Total	108,120	36,207	32,539	31,967	140,659	68,174

As of December 31, 2015, Yuma had leases representing 24,377 net acres (24,141 of which were in the Greater Masters Creek Field Area) expiring in 2016; 7,514 net acres (6,219 of which were in the Greater Masters Creek Field Area) expiring in 2017; and 76 net acres (10 of which were in the Greater Masters Creek Field Area) expiring in 2018 and beyond. Yuma believes that its current and future drilling plans, along with selected lease extensions, can address the majority of the leases expiring in the Greater Masters Creek Field Area and Yuma’s other fields in 2016 and beyond. During the first quarter of 2016, Yuma received notice from the operator of certain Greater Masters Creek Field Area wells that they had shut-in certain wells in which Yuma has an interest due to current economic conditions.  If production is not restarted from these wells, the associated leases will expire, which would reduce Yuma’s acreage by 18,895 gross (3,737 net) acres.  There were 4,424 MBoe of proved undeveloped reserves as of December 31, 2015 assigned to 14 gross Masters Creek Field Area PUD locations which are currently scheduled to be drilled after current lease expiration dates.  Acreage expiration dates within 12 of the 14 gross locations will be extended because the development drilling schedule meets the requirements of the “Continuous Drilling Clause” of the applicable oil and gas lease with the mineral owner of the acreage associated with those wells.  The cost to renew the other acreage relating to the remaining two gross locations not associated with the continuous drilling clause is estimated to be approximately $660,957.

Additionally, during the first quarter of 2016, Yuma shut-in 14 Greater Masters Creek Field Area wells due to low oil and natural gas prices. If Yuma does not restart production from these wells, the associated leases will expire reducing Yuma’s acreage by 22,021 gross (18,140 net) acres.  Finally, on April 4, 2016, Yuma entered into an amendment effective March 1, 2016 to an oil and gas lease in the Masters Creek Field Area with a certain mineral owner for acreage that was not held by production as of March 31, 2016.  The total acreage is approximately 25,139 acres and, by virtue of Yuma conducting certain location clean-up operations, the lease has now been extended until December 31, 2016.  This extension is subject to certain additional performance criteria, including the posting of a bond to cover P&A costs for wells located on this mineral owner’s property, and plugging and abandoning six of the mineral owner’s wells by December 31, 2016.

Exploratory Wells and Development Wells

Set forth below for the years ended December 31, 2015, 2014 and 2013 is information concerning Yuma’s drilling activity during the years indicated.

	Net Exploratory Wells Drilled		Net Development Wells Drilled
Year	Productive	Dry	Productive	Dry	Total Net Productive and Dry Wells Drilled
2015	-	-	.51	-	.51
2014	.61	-	.54	-	1.15
2013	.32	-	.57	.31	1.20

Present Activities

At August 24 , 2016, Yuma had 0 gross (0 net) wells in the process of drilling or completing.

Legal Proceedings

A description of Yuma’s legal proceedings is included in in Note 17 – Contingencies of the Notes to the Historical Consolidated Financial Statements of Yuma included in this proxy statement/prospectus.

From time to time, Yuma is a party to litigation or other legal proceedings that it considers to be a part of the ordinary course of its business. Yuma is not currently involved in any legal proceedings, nor is it a party to any pending or threatened claims, that could reasonably be expected to have a material adverse effect on its financial condition or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF YUMA

The following discussion should be read in conjunction with the consolidated financial statements of Yuma and the notes thereto included elsewhere in this proxy statement/prospectus. The discussion includes certain forward-looking statements. For a discussion of important factors which could cause actual results to differ materially from the results referred to in the forward-looking statements, see “Risk Factors – Risks Relating to Yuma’s Business” and “Cautionary Statement Concerning Forward-Looking Statements.”

Discussion of Restatement of Non-Cash Errors in the Computation of Income Tax Provision and Recording of Deferred Taxes

On May 23, 2016, Yuma filed an amendment (the “Form 10-K/A”) to its Annual Report on Form 10-K for the year ended December 31, 2015, originally filed with the SEC on March 30, 2016 (the “Original Filing”) for the purpose of restating previously filed financial statements, including notes thereto, and amending portions of the related disclosures contained in the original filing (the “Restatement”). The Form 10-K/A included (i) restated consolidated balance sheets as of December 31, 2015 and 2014, (ii) restated consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2015, 2014 and 2013 and (iii) restated unaudited quarterly financial information for the quarters ended March 31, 2014 through December 31, 2015. Yuma did not file amended periodic reports for any filing prior to the Original Filing, including Form 10-Qs for any of the affected quarterly periods.

Restatement Background

On May 11, 2016, subsequent to the filing of the Original Filing, Yuma determined that there were non-cash errors in the computation of its income tax provision and the recording of its deferred taxes related to its asset retirement obligations, its stock based compensation, its allocation of the purchase price in the Pyramid merger and resultant amount of goodwill, the tax amortization of that goodwill, the tax treatment of expenses related to the Pyramid merger, and the incorrect roll forward of the historic net operating losses and the difference in the book and tax basis in its properties. As a result, Yuma’s income tax provision and the net amount of its deferred tax liability were restated for the years ended December 31, 2015, 2014 and 2013 and the applicable quarterly periods in 2015 and 2014.

As a result, Yuma management, the Yuma audit committee and the board of directors of Yuma determined after consideration of the relevant facts and circumstances, that Yuma’s consolidated financial statements as of December 31, 2015 and 2014, and for the years ended December 31, 2015, 2014 and 2013 contained within the Original Filing, and its financial data included in its interim consolidated financial statements set forth in the Yuma quarterly reports on Form 10-Q for the quarter ended September 30, 2014, and for all subsequent quarterly reports on Form 10-Q through the quarter ended December 31, 2015, should be restated, and that such financial statements previously filed with the SEC, should no longer be relied upon. Additionally, it was determined that Yuma should, as soon as practicable, file with the SEC an amendment to the Original Filing, inclusive of restated financial data pertaining to each applicable quarterly period in 2015 and 2014.

Restatement

As discussed in Note 26 – Restatement of Previously Issued Financial Statements in the Notes to the Consolidated Financial Statements of Yuma included in this proxy statement/prospectus, Yuma has restated (i) its consolidated balance sheets as of December 31, 2015 and 2014, (ii) its consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2015, 2014 and 2013 and (iii) its unaudited quarterly financial information for the quarters ended March 31, 2014 through December 31, 2015 due to non-cash errors in the computation of its income tax provision and the recording of its deferred taxes related to its asset retirement obligations, its stock based compensation, its allocation of the purchase price in the Pyramid merger and resultant amount of goodwill, the tax amortization of that goodwill, the tax treatment of expenses related to the Pyramid merger, the incorrect roll forward of the historic net operating losses and the difference in the book and tax basis in its properties. As a result, Yuma’s income tax provision and the net amount of its deferred tax liability were restated for the years ended December 31, 2015, 2014 and 2013 and the applicable quarterly periods in 2015 and 2014. Specifically, on May 11, 2016 Yuma determined that subsequent to the filing of its Annual Report on Form 10-K for the year ended December 31, 2015, there were non-cash errors in Yuma’s calculation of its income tax provision, its deferred tax liability and goodwill as of December 31, 2015 and 2014, and for the years ended December 31, 2015, 2014 and 2013. The net effect of correcting all of these non-cash errors resulted in a cumulative decrease in Yuma’s deferred tax liability as of December 31, 2015 of $5,379,806 to a deferred tax liability balance at December 31, 2015 as restated of $1,417,364. These adjustments related to Yuma’s calculation of deferred tax assets and liabilities primarily relating to the tax effects of asset retirement obligations, stock based compensation, merger related expenses and Yuma’s purchase accounting and goodwill determination related to the Pyramid merger.  Specifically, Yuma recognized an adjustment to the goodwill recorded in 2014 and subsequently written off in the second quarter of 2015 of $422,480, which changed the reported goodwill carrying value from $5,349,988 to $4,927,508 at December 31, 2014.

Please refer to Note 26 – Restatement of Previously Issued Financial Statements in the Notes to the Consolidated Financial Statements of Yuma included in this proxy statement/prospectus for the quarterly impact of the Restatement to the consolidated financial statements.

Overview

Yuma Energy, Inc. is an independent Houston-based exploration and production company.  Yuma is focused on the acquisition, development, and exploration for conventional and unconventional oil and natural gas resources, primarily in the U.S. Gulf Coast and California. Yuma was incorporated in California on October 7, 1909. Yuma has employed a 3-D seismic-based strategy to build a multi-year inventory of development and exploration prospects. Its current operations are focused on onshore assets located in central and southern Louisiana, where it is targeting the Austin Chalk, Tuscaloosa, Wilcox, Frio, Marg Tex and Hackberry formations. In addition, Yuma has a non-operated position in the Bakken Shale in North Dakota and operated positions in Kern and Santa Barbara Counties in California.

At December 31, 2015, Yuma’s estimated total proved oil and natural gas reserves, as prepared by its independent reserve engineering firm, Netherland, Sewell & Associates, Inc. (“NSAI”), were approximately 13,261 MBoe, consisting of 6,916 MBbls of oil, 2,051 MBbls of natural gas liquids, and 25,770 MMcf of natural gas. Approximately 26.7% of Yuma’s proved reserves were classified as proved developed. Yuma maintains operational control of approximately 78% of its proved reserves. For the year ended December 31, 2015, Yuma’s production averaged 1,792 Boe/d compared to 2,143 Boe/d for the year ended December 31, 2014. Yuma’s total revenues for the year ended December 31, 2015 were $23,719,410 compared to $42,057,910 for the year ended December 31, 2014. For the  six months ended  June 30,   2016, Yuma’s production averaged 1,515 Boe/d compared to 1,797 Boe/d for the six months ended  June 30,   2015. Yuma’s total revenues for the six months ended June 30, 2016 were $5,200,246 compared to $9,481,162 for the six months ended  June 30,   2015.

Full Cost Ceiling Test Impairment

Oil and natural gas prices have remained low in the first quarter of 2016. If prices remain at or below the current low levels, subject to numerous factors and inherent limitations, and all other factors remain constant, Yuma  incurred a non-cash full cost impairment of approximately $11.0 million during the second quarter of 2016, which  had an adverse effect on its results of operations.

There are numerous uncertainties inherent in the estimation of proved reserves and accounting for oil and natural gas properties in future periods. Yuma’s estimated third- quarter 2016 full cost ceiling calculation has been prepared by substituting (i) $41.73 per barrel for oil, and (ii) $2.24 per MMBtu for natural gas for the expected realized prices as of June 30, 2016. The forecasted average realized price was based on the average realized price for sales of crude oil, natural gas liquids and natural gas on the first calendar day of each month for the first 11 months and an estimate for the twelfth month based on a quoted forward price. Changes to Yuma’s reserves and future production due to expiring leases were made as well as changing the effective date of the evaluation from June 30, 2016 to  September 30 , 2016.  All other inputs and assumptions have been held constant. Accordingly, this estimate accounts for the impact of more current commodity prices on the third -quarter 2016 utilized in Yuma’s full cost ceiling calculation.

Critical Accounting Policies

Yuma uses the full cost method of accounting for its investments in oil and natural gas properties. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and that could potentially result in materially different results under different assumptions and conditions. For a detailed description of Yuma’s accounting policies, see Note 1 – “Summary of Significant Accounting Policies,” in the Notes to the Historical Consolidated Financial Statements of Yuma included in this proxy statement/prospectus.

Results of Operations For the  Six Months Ended June 30, 2016 and 2015

The following table presents the net quantities of crude oil, natural gas and NGLs produced and sold by Yuma for the three and six months ended June 30, 2016 and 2015, and the average sales price per unit sold.

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Production volumes:
Crude oil and condensate (Bbl)	50,458	60,956	108,907	124,592
Natural gas (Mcf)	346,219	500,404	808,398	990,540
Natural gas liquids (Bbl)	12,979	17,767	29,158	33,939
Total (Boe) (1)	121,140	162,124	272,798	323,621

Average prices realized:
Excluding commodity derivatives:
Crude oil and condensate (per Bbl)	$41.85	$59.22	$35.36	$52.72
Natural gas (per Mcf)	$2.14	$2.85	$2.09	$2.80
Natural gas liquids (per Bbl)	$20.89	$22.71	$17.62	$19.57
Including commodity derivatives:
Crude oil and condensate (per Bbl)	$22.25	$52.00	$27.83	$73.62
Natural gas (per Mcf)	$1.46	$3.23	$2.05	$4.89
Natural gas liquids (per Bbl)	$20.89	$22.71	$17.62	$19.57

(1)	Barrels of oil equivalent have been calculated on the basis of six thousand cubic feet (Mcf) of natural gas equal to one barrel of oil equivalent (Boe).

The following table presents Yuma’s revenues for the three and six months ended June 30, 2016 and 2015.

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Sales of natural gas and crude oil:
Crude oil and condensate	$2,111,468	$3,609,719	$3,850,862	$6,567,989
Natural gas	741,783	1,429,114	1,691,446	2,771,188
Natural gas liquids	271,173	403,544	513,702	664,110
Realized gain (loss) on commodity derivatives	557,693	(255,049)	1,716,807	4,681,785
Unrealized loss on commodity derivatives	(1,784,395)	(1,441,930)	(2,572,571)	(5,308,196)
Gas marketing sales	-	92,517	-	104,286

Total revenues	$1,897,722	$3,837,915	$5,200,246	$9,481,162

Sale of Crude Oil and Condensate

Crude oil and condensate are sold through month-to-month evergreen contracts. The price for Louisiana production is tied to an index or a weighted monthly average of posted prices with certain adjustments for gravity, Basic Sediment and Water (“BS&W”) and transportation. Generally, the index or posting is based on West Texas Intermediate (“WTI”) and adjusted to Light Louisiana Sweet (“LLS”) or Heavy Louisiana Sweet (“HLS”). Pricing for Yuma’s California properties is based on an average of specified posted prices, adjusted for gravity, transportation, and for one field, a market differential.

Crude oil volumes sold were 17.2% lower for the three months ended June 30, 2016 than the crude oil volumes sold during the same period in 2015.  This decrease was a result of reduced production levels at Bayou Hebert field while restoring salt water disposal capacity, continuing high levels of downtime in Main Pass 2 due to facility restrictions, and shutting in the Talbot 23-1. Production in Bayou Hebert field has been restored to previous levels and, although Main Pass 2 continues to produce at reduced levels, Yuma anticipates restoring production to previous levels during the fourth quarter of 2016 once facility upgrades are made.  The Talbot 23-1 well has been recompleted to the Marg Tex 1 zone and is anticipated to be placed back on production early in the third quarter of 2016. Realized crude oil prices decreased 29.3% from the three months ended June 30, 2015 compared to the three months ended June 30, 2016.

For the six months ended June 30, 2016, crude oil volumes sold were 12.6% lower than the same period in 2015.  This decrease was the result of shut-in wells in both operated and non-operated wells in the Greater Masters Creek Field and the reasons listed above for the three months ended June 30, 2016.  It is not anticipated that production will be restored from the operated and non-operated Greater Masters Creek Field wells due to low commodity prices.  Realized crude oil prices were 32.9% lower for the six months ended June 30, 2016 compared to the same period in 2015.

Sale of Natural Gas and Natural Gas Liquids

Yuma’s natural gas is sold under multi-year contracts with pricing tied to either first of the month index or a monthly weighted average of purchaser prices received. NGLs are also sold under multi-year contracts usually tied to the related natural gas contract. Pricing is based on published prices for each product or a monthly weighted average of purchaser prices received.

For the three months ended June 30, 2016 compared to the same period in 2015, Yuma experienced a 30.8% decrease in natural gas volumes sold and a 26.9% decrease in NGLs sold primarily due to reduced production levels at Bayou Hebert field while restoring salt water disposal capacity and shutting in the Talbot 23-1. Production in Bayou Hebert field has been restored to previous levels and the Talbot 23-1 well has been recompleted to the Marg Tex 1 zone and is anticipated to be placed back on production early in the third quarter of 2016.   During the same period, realized natural gas prices decreased by 24.9% and realized prices for NGLs decreased by 8.0%.

For the six months ended June 30, 2016, natural gas volumes sold decreased by 18.4% and volumes of NGLs sold decreased by 14.1% compared to the same period in 2015.  This decrease was due primarily to the reasons stated above for the three months ended June 30, 2016 and natural declines in production from other gas wells.  During the same period, realized natural gas prices decreased by 25.4% and realized prices for NGLs decreased by 10.0%.

Gas Marketing

Gas marketing sales are natural gas volumes purchased from certain of Yuma’s operated wells and the aggregated volumes sold with a mark-up of $.03 per MMBtu. Yuma’s wholly owned subsidiary, Texas Southeastern Gas Marketing Company (“Marketing”), purchased and sold natural gas on Yuma’s behalf and on behalf of its working interest partners. In early 2016, Yuma discontinued Marketing due to a lack of volumes and the associated costs of running the company (see the Unaudited Condensed Notes to the Consolidated Financial Statements of Yuma for the six months ended June 30, 2016, Note 17 – Texas Southeastern Gas Marketing Company).

 Lease Operating Expenses

Yuma’s lease operating expenses (“LOE”) and LOE per Boe for the three and six months ended June 30, 2016 and 2015, are set forth below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Lease operating expenses	$1,248,620	$2,176,641	$2,579,367	$4,438,169
Severance, ad valorem taxes and marketing	631,440	1,049,584	1,313,842	2,011,172
Total LOE	$1,880,060	$3,226,225	$3,893,209	$6,449,341

LOE per Boe	$15.52	$19.90	$14.27	$19.93
LOE per Boe without severance, ad valorem taxes and marketing	$10.31	$13.43	$9.46	$13.71

LOE includes all costs incurred to operate wells and related facilities, both operated and non-operated. In addition to direct operating costs such as labor, repairs and maintenance, equipment rentals, materials and supplies, fuel and chemicals, LOE also includes severance taxes, product marketing and transportation fees, insurance, ad valorem taxes and operating agreement allocable overhead. LOE excludes costs classified as re-engineering and workovers.

The 41.7% decrease in total LOE for the three months ended June 30, 2016 compared to the same period in 2015 was primarily due to Yuma’s continued operating cost reduction initiatives implemented in its Greater Masters Creek Field, Main Pass 2 and 4, and California.  LOE per Boe decreased by 22.0% for the same period generally due to enhancement projects that kept production stable and the cost reduction programs mentioned above.

For the six months ended June 30, 2016, total LOE decreased by 39.6% compared to the same period in 2015, due primarily to the reasons state above for the three months ended June 30, 2016 which led to a decrease in LOE per Boe of 28.4% for the same period.

Re-engineering and Workovers

Re-engineering and workover expenses include the costs to restore or enhance production in current producing zones as well as costs of significant non-recurring operations.

Workover expenses for the three months ended June 30, 2016 and 2015 totaled $0 and $60,063, respectively.  Workover expenses were incurred in the second quarter of 2015 to finish installing artificial lift in Livingston Field.  All the 2015 re-engineered facilities upgrades and artificial lift optimization projects in Yuma’s operated fields led to fewer workovers, down time, and fewer non-reoccurring operations overall. LOE per Boe, including re-engineering and workovers, for the three months ended June 30, 2016 and 2015 totaled $15.52 and $20.27, respectively, a 23.4% decrease.

For the six months ended June 30, 2016 and 2015, workover expenses totaled $0 and $554,492, respectively.  High workover expenses were incurred in the first half of 2015 to restore facilities and salt water disposal at Main Pass 4 and artificial lift in Livingston Field.  LOE per Boe, including re-engineering and workovers, for the six months ended June 30, 2016 and 2015 totaled $14.27 and $21.64, respectively, a 34.1% decrease.

General and Administrative Expenses

Yuma’s general and administrative (“G&A”) expenses for the three and six months ended June 30, 2016 and 2015 are summarized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
General and administrative
Stock-based compensation	$315,715	$160,498	$746,567	$2,573,240
Capitalized stock-based comp	13,907	26,577	26,469	700,909
Net stock-based compensation	301,808	133,921	720,098	1,872,331

Other G&A	2,413,411	2,473,362	5,019,111	4,787,278
Capitalized other G&A	409,692	629,199	857,906	1,270,903
Net other G&A	2,003,719	1,844,163	4,161,205	3,516,375

Net general and administrative	$2,305,527	$1,978,084	$4,881,303	$5,388,706

G&A expenses primarily consist of overhead expenses, employee remuneration and professional and consulting fees. Yuma capitalizes certain G&A expenditures when they satisfy the criteria for capitalization under GAAP as relating to oil and natural gas exploration activities following the full cost method of accounting.

For the three months ended June 30, 2016, G&A expenses inclusive of amounts capitalized were $95,266 (3.6%) higher than the amount for the same period in 2015. This increase in G&A expenses was primarily attributed to $351,730 in non-recurring professional costs associated with the merger during 2016.  Additional variances for the three months ended June 30, 2016 compared to the same period in 2015 include a $219,474 increase in audit and accounting fees due to the restatement of Yuma’s 2015 financial statements, offset by a $178,560 decrease in salary expenses due to a 25.6% staff reduction, and a $362,340 decrease in consulting fees.

For the six months ended June 30, 2016, G&A expenses inclusive of amounts capitalized were $1,594,840 (21.7%) lower than the same period in 2015.  Costs for the merger of $831,677 increased G&A costs for the current six-month period; however, this increase was offset by a $1,683,022 decrease in stock-based compensation, a $305,894 decrease in salaries due to staff reductions, and a $284,958 decrease in consulting fees.

Depreciation, Depletion and Amortization

Yuma’s depreciation, depletion and amortization (“DD&A”) and DD&A per Boe for the three and six months ended June 30, 2016 and 2015 is summarized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Depreciation, Depletion and Amortization	$2,020,804	$3,755,446	$4,467,205	$7,896,466

DD&A per Boe	$16.68	$23.16	$16.38	$24.40

DD&A per Boe decreased by 28.0% and 32.9% for the three and six months ended June 30, 2016 compared to the same periods in 2015. Decreases in 2016 production compared to 2015 caused corresponding decreases to depletion (see preceding Sales discussion for production detail).  In addition, future development costs, a component of the depletion base, are down from the June 30, 2015 projection.  Depressed commodity prices are the primary cause for the reduction in projected future development costs.

Interest Expense

Yuma’s interest expense for the three and six months ended June 30, 2016 and 2015 is summarized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Interest expense	$455,545	$364,714	$982,357	$689,543
Interest capitalized	(129,149)	(250,336)	(253,313)	(483,158)
Net	$326,396	$114,378	$729,044	$206,385

Bank debt	$29,800,000	$29,900,000	$29,800,000	$29,900,000

Gross interest expense increased $90,831 and $292,814 for the three and six months ended June 30, 2016 over the same periods in 2015 due to the increased amortization of debt costs related to the acceleration of the maturity dates under Yuma’s credit facility pursuant to the Ninth and Tenth Amendments.  Capitalized interest decreased $121,187 and $229,845 for the three and six months ended June 30, 2016 from the same periods in 2015, driven by a decrease in Yuma’s unevaluated properties since 2014, which is the basis of its capitalized interest calculation.

Income Tax Expense

Yuma recorded an income tax benefit of $692,302 on a pre-tax net loss of $15,766,990 resulting in an effective tax rate of 6.1% for the six months ended June 30, 2016. For the six months ended June 30, 2015, Yuma recorded an income tax benefit of $3,935,492 on a pre-tax loss of $17,168,158, resulting in an effective tax rate of 22.9%.

Differences between the U.S. federal statutory rate of 34% and Yuma’s effective tax rates are due primarily to state taxes and nondeductible expenses.  In addition, June 30, 2016 was impacted by the expected valuation allowance on Yuma’s deferred tax asset at year-end, which affected its expected annual effective tax rate and the tax effect of nondeductible stock compensation.

Liquidity and Capital Resources

Cash Flows

The change in Yuma’s cash for the six months ended June 30, 2016 and 2015 is summarized as follows:

	Six Months Ended June 30,
	2016	2015
Cash flows provided by (used in) operating activities	$(985,396)	$(3,401,231)
Cash flows used in investing activities	(1,871,931)	(8,099,724)
Cash flows provided by (used in) financing activities	(404,867)	8,225,636
Net increase (decrease) in cash	$(3,262,194)	$(3,275,319)

Cash Flows from Operating Activities

Cash flows from operations for the six months ended June 30, 2016 increased by $2,415,835, or 71.0%, over the same period in 2015 primarily due to changes in working capital and decreases in lease operating and G&A expenses, somewhat offset by lower revenue from decreased production and lower commodity prices as mentioned earlier.

Cash Flows from Investing Activities

Oil and natural gas investing activities decreased by $6,227,793 or 76.9% in the six months ended June 30, 2016 compared to the same period in 2015.  The decrease was primarily due to a reduction in capital expenditures in 2016 compared to 2015.

During the six months ended June 30, 2016, Yuma invested $1,873,671 in lease acquisition costs and capital expenditures related to a recompletion, workovers, P&A activity and software.  Lease acquisition costs primarily included capitalized G&A and capitalized interest associated with the North Austin Chalk seismic and Cat Canyon prospects.   Notable projects include the DS&B 121 well recompletion for a cost of $166,787 and P&A costs on the Crosby 29 #1 SWD well of $52,358, as well as the removal of various Greater Masters Creek Field facilities totaling $93,560.   Software investment totaled $37,440 for additional accounting system modules and an accounts payable workflow system that enhanced controls and efficiency.

During the six months ended June 30, 2015, the Amazon 3-D Project accounted for $3,626,098 of Yuma’s total oil and natural gas investing activities. Of that, $2,993,630 was spent on the drilling of the Talbot 23-1 well and related Anaconda prospect costs. At the Greater Masters Creek Field, $1,353,046 was spent primarily on the workover of the Bullock A-1 and the completion of the Crosby 14-1 well and its salt water disposal well. At the Livingston 3-D Project, $885,579 was spent, with most of the expenditures going to the completion of the Blackwell 39-1 well and related Musial prospect costs.

Cash Flows from Financing Activities

Yuma’s cash flows, both in the short-term and the long-term, are impacted by highly volatile oil and natural gas prices. Although Yuma seeks to mitigate this risk by hedging future crude oil and natural gas production through 2017, a significant deterioration in commodity prices negatively impacts revenues, earnings, and cash flows, capital spending, and potentially its liquidity. Sales volumes and costs also impact cash flows; however, these historically have not been as volatile or as impactful as commodity prices in the short-term.

Yuma expects to finance future acquisition, development and exploration activities through available working capital, cash flows from operating activities, advances from its credit facility, sale of non-strategic assets, increased liquidity from the possible merger with Davis, and/or the possible issuance of additional equity/debt securities.  In addition, Yuma may slow or accelerate its development of existing reserves to more closely match its projected cash flows.

At June 30, 2016, Yuma had a $29.8 million borrowing base with $29.8 million advanced, leaving no available borrowing capacity.

	Six Months Ended	Year Ended
	June 30, 2016	December 31, 2015
Credit Facility:
Balances outstanding, beginning of year	$29,800,000	$22,900,000
Activity	-	6,900,000
Balances outstanding, end of period	$29,800,000	$29,800,000

Other than the credit facility, Yuma had debt of -0- and $263,635 at June 30, 2016 and December 31, 2015, respectively, from installment loans financing oil and natural gas property insurance premiums.  Yuma had a cash balance of $2,092,997 at June 30, 2016.

Results of Operations For the Years Ended December 31, 2015, 2014 and 2013

Production

The following table presents the net quantities of oil, natural gas and natural gas liquids produced and sold by Yuma for the years ended December 31, 2015, 2014 and 2013, and the average sales price per unit sold.

	Years Ended December 31,
	2015	2014	2013
Production volumes:
Crude oil and condensate (Bbl)	247,177	231,816	184,349
Natural gas (Mcf)	1,993,842	2,714,586	1,580,468
Natural gas liquids (Bbl)	74,511	97,783	51,875
Total (Boe) (1)	653,995	782,030	499,635

Average prices realized:
Excluding commodity derivatives:
Crude oil and condensate (per Bbl)	$48.07	$93.98	$104.26
Natural gas (per Mcf)	$2.60	$4.62	$3.83
Natural gas liquids (per Bbl)	$18.89	$38.44	$40.17
Including commodity derivatives:
Crude oil and condensate (per Bbl)	$65.20	$101.98	$104.39
Natural gas (per Mcf)	$3.00	$5.19	$3.71
Natural gas liquids (per Bbl)	$18.89	$38.44	$40.17

(1)	Barrels of oil equivalent have been calculated on the basis of six thousand cubic feet (Mcf) of natural gas equal to one barrel of oil equivalent (Boe).

Revenues

The following table presents Yuma’s revenues for the years ended December 31, 2015, 2014 and 2013.

	Years Ended December 31,
	2015	2014	2013
Sales of natural gas and crude oil:
Crude oil and condensate	$11,881,626	$21,785,636	$19,220,185
Natural gas	5,181,715	12,542,671	6,049,500
Natural gas liquids	1,407,512	3,758,875	2,083,905
Gain/(loss) on commodity derivatives	5,038,826	3,398,518	(159,810)
Gas marketing	209,731	572,210	881,823
Total revenues	$23,719,410	$42,057,910	$28,075,603

Sale of Crude Oil and Condensate

Crude oil and condensate are sold through month-to-month evergreen contracts. The price for Louisiana production is tied to an index or a weighted monthly average of posted prices with certain adjustments for gravity, Basic Sediment and Water (“BS&W”) and transportation. Generally, the index or posting is based on West Texas Intermediate (“WTI”) and adjusted to Light Louisiana Sweet (“LLS”) or Heavy Louisiana Sweet (“HLS”). For the years ended December 31, 2015, 2014 and 2013, LLS postings averaged $3.48, $3.02 and $9.58 over WTI, respectively.  Pricing for Yuma’s California properties is based on an average of specified posted prices, adjusted for gravity, transportation, and for one field, a market differential.

Crude oil volumes sold were 6.6% higher for the year ended December 31, 2015 than the crude oil volumes sold during the year ended December 31, 2014.  This increase was a result of increased production from Livingston and Main Pass 4 wells and a full year of production from Yuma’s California assets, partially offset by declines from Masters Creek and La Posada properties.  In the Livingston area fields, Yuma focused on optimizing the artificial lift systems and reducing downtime and workovers.  At Main Pass 4, Yuma re-engineered the facilities to increase its water handling and disposal capacity and to improve run-times. Realized crude oil prices experienced a 48.9% decrease from the year ended December 31, 2014 to the year ended December 31, 2015.

Crude oil volumes sold increased by 25.7% for the year ended December 31, 2014 compared to the year ended December 31, 2013. New production came from two wells and the newly acquired Pyramid wells, and was further enhanced by increased sales on five wells after successful workover operations.  Some reductions were due to the shut-in of two wells for salt water disposal well work and declining production from two other wells and the Bakken wells in North Dakota. Realized crude oil prices experienced a 9.9% decrease from the year ended December 31, 2013 to the year ended December 31, 2014.

Sale of Natural Gas and Natural Gas Liquids

Yuma’s natural gas is sold under multi-year contracts with pricing tied to either first of the month index or a monthly weighted average of purchaser prices received. Natural gas liquids are also sold under multi-year contracts usually tied to the related natural gas contract. Pricing is based on published prices for each product or a monthly weighted average of purchaser prices received.

For the year ended December 31, 2015 compared to the year ended December 31, 2014, Yuma experienced a 26.6% decrease in natural gas volumes sold and a 23.8% decrease in natural gas liquids sold primarily due to production declines in the Bayou Hebert (La Posada) field (due to one well that experienced significant mechanical issues that has been shut indefinitely pending operator recommendations), which were partially offset by new production from Yuma’s Talbot 23-1 well. During the same period, realized natural gas prices decreased by 43.7% and realized natural gas liquids prices decreased by 50.9%.

For the year ended December 31, 2014 compared to the year ended December 31, 2013, a 71.8% increase in natural gas volumes sold was primarily due to increased production from the Crosby 12-1 and the net revenue increase at La Posada, partially offset by production declines from the Broussard No. 2 and Thibodeaux No. 1.  These increases in natural gas sales led to increases in natural gas liquids sales of 88.5%.  During the same period, realized natural gas prices increased by 20.6% and realized natural gas liquids prices decreased by 4.3%.

Gas Marketing

Gas marketing sales are natural gas volumes purchased from certain of Yuma’s operated wells and the aggregated volumes sold with a mark-up of $.03 per MMBtu. Yuma’s wholly owned subsidiary, Texas Southeastern Gas Marketing Company (“Marketing”), purchases and sells natural gas on its behalf and on behalf of its working interest partners. In early 2016, Yuma discontinued Marketing due to a lack of volumes and the associated costs of running the company (see Note 24 – Subsequent Events in the Notes to the Consolidated Financial Statements of Yuma included in this proxy statement/prospectus).

Expenses

Lease Operating Expenses

Yuma’s lease operating expenses (“LOE”) and LOE per Boe for the years ended December 31, 2015, 2014 and 2013, are set forth below:

	Years Ended December 31,
	2015	2014	2013
Lease operating expenses	$7,531,846	$7,350,237	$5,265,794
Severance, ad valorem taxes and marketing	3,869,463	5,466,488	4,050,570
Total LOE	$11,401,309	$12,816,725	$9,316,364

LOE per Boe	$17.43	$16.39	$18.65
LOE per Boe without severance, ad valorem taxes and marketing	$11.52	$9.40	$10.54

LOE includes all costs incurred to operate wells and related facilities, both operated and non-operated. In addition to direct operating costs such as labor, repairs and maintenance, equipment rentals, materials and supplies, fuel and chemicals, LOE also includes severance taxes, product marketing and transportation fees, insurance, ad valorem taxes and operating agreement allocable overhead. LOE excludes costs classified as re-engineering and workovers.

The 11.0% decrease in total LOE for the year ended December 31, 2015 compared to the year ended December 31, 2014 was primarily due to operating cost reduction initiatives implemented in Yuma’s Greater Masters Creek Area, Livingston, and California.  LOE per barrel of oil equivalent increased by 6.3% for the same period generally due to the lower natural gas and natural gas liquids sales when compared to the prior year.

The 37.6% increase in LOE for the year ended December 31, 2014 compared to the year ended December 31, 2013 was primarily due to maintenance projects, an increased working interest for the La Posada wells due to achieving payout, and LOE for the Crosby 12-1 well and the Pyramid properties acquired.  LOE per barrel of oil equivalent decreased by 12.1% for the same period generally due to increased sales volumes.

Re-engineering and Workovers

Re-engineering and workover expenses include the costs to restore or enhance production in current producing zones as well as costs of significant non-recurring operations.

Workover expenses for the years ended December 31, 2015, 2014 and 2013 totaled $555,539, $3,084,972, and $2,521,707, respectively. Workover expenses decreased by 82.0% in the year ended December 31, 2015 compared to the year ended December 31, 2014 primarily because of the high workover expenses incurred in 2014 to restore salt water disposal at Gardner Island (Main Pass 4) and Raccoon Island (Main Pass 2).  Additionally, in 2015 the artificial lift optimization projects completed in Livingston, the re-engineered facilities installed at Main Pass 4, and the cost reduction initiatives at Masters Creek and in California led to fewer workovers, down time, and less activity overall. Workover expenses increased by 22.3% in the year ended December 31, 2014 compared to the same period in 2013 due to work on the Gardner Island and Raccoon Island salt water disposal wells.  Additionally, LOE per Boe, including re-engineering and workovers, for the years ended December 31, 2015, 2014 and 2013 totaled $18.28, $20.33 and $23.69, respectively.  All re-engineering work performed in 2015 was completed prior to July 2015.  Additional work planned for 2015 was deferred due to commodity prices.

General and Administrative Expenses

Yuma’s general and administrative (“G&A”) expenses for the years ended December 31, 2015, 2014 and 2013, are summarized as follows:

	Years Ended December 31,
	2015	2014	2013
General and administrative:
Stock-based compensation	$3,086,209	$4,293,855	$589,164
Capitalized	(796,898)	(905,534)	(137,106)
Net stock-based compensation	2,289,311	3,388,321	452,058

Other	9,727,419	10,692,639	7,186,069
Capitalized	(2,293,115)	(2,536,562)	(2,649,563)
Net other	7,434,304	8,156,077	4,536,506

Net general and administrative expenses	$9,723,615	$11,544,398	$4,988,564

G&A expenses primarily consist of overhead expenses, employee remuneration and professional and consulting fees. Yuma capitalizes certain G&A expenditures when they satisfy the criteria for capitalization under GAAP as relating to oil and natural gas exploration activities following the full cost method of accounting.

For the year ended December 31, 2015, net G&A expenses were $1,820,783 (15.8%) less than the amount for the prior year ended December 31, 2014. The reduction in G&A expenses was primarily attributed to a decrease in stock-based compensation, along with higher costs in 2014 for professional fees associated with the merger and costs to explore other public listing options.  Stock-based compensation net of amounts capitalized totaled $2,289,311 and $3,388,321 for fiscal years 2015 and 2014, respectively.  Non-recurring professional costs related to the merger and costs to explore other public listing options totaled $113,997 and $2,935,536 in fiscal years 2015 and 2014, respectively.   Also included in 2015 G&A costs were $406,556 in non-recurring severance benefits for several employees terminated at year-end.

For the year ended December 31, 2014, net G&A expenses were $6,555,834 (131.4%) over the amount for the prior year ended December 31, 2013. The increases were due in large part to the initial amortization of restricted stock awards at the time of the merger, triggered as a result of the condition of the company going public.  This stock-based compensation, net of amounts capitalized, totaled $3,388,321 and $452,058 for fiscal years 2014 and 2013, respectively.  Additionally, non-recurring professional costs associated with the merger and costs to explore other public listing options totaled $2,935,536 and $24,592 in fiscal years 2014 and 2013, respectively.  Excluding these costs for prior stock-based compensation and the merger, along with Pyramid’s 2014 G&A costs of $127,534, net G&A expenses for 2014 were $581,093, or 12.9%, over 2013.  This increase was primarily the result of five (net) employee additions in 2014.

Depreciation, Depletion and Amortization

Yuma’s depreciation, depletion and amortization (“DD&A”) for the years ended December 31, 2015, 2014 and 2013, is summarized as follows:

	Years Ended December 31,
	2015	2014	2013
DD&A	$13,651,207	$19,664,991	$12,077,368

DD&A per Boe	$20.87	$25.15	$24.17

DD&A per Boe decreased by 17.0% for the year ended December 31, 2015 compared to the year ended December 31, 2014. The decrease resulted primarily from the reduction of the net quantities of natural gas and natural gas liquids sold by Yuma and the reduction of the proved reserves associated with the reclassification of proved undeveloped reserves to non-proved. The net quantities of oil, natural gas and natural gas liquids produced and sold by Yuma increased by 56.5% for the year ended December 31, 2014 compared to the year ended December 31, 2013.  This increase in production was the primary factor for the 4.1% increase in DD&A per Boe in 2014 over 2013.  See “Production” above for the volumes of oil, natural gas and natural gas liquids production.

Interest Expense

Yuma’s interest expense for the years ended December 31, 2015, 2014 and 2013, is summarized as follows:

	Years Ended December 31,
	2015	2014	2013
Interest expense	$1,439,895	$1,385,550	$1,599,492
Interest capitalized	(983,472)	(1,059,350)	(1,031,816)
Net	$456,423	$326,200	$567,676

Bank debt	$29,800,000	$22,900,000	$31,215,000

Interest expense increased $54,345 for the year ended December 31, 2015 over the same period in 2014 as a result of increased borrowings during 2015.  Capitalized interest decreased $75,878 for the year ended December 31, 2015 from the same period in 2014, driven by a decrease in Yuma’s unevaluated properties since 2014, which is the basis of Yuma’s capitalized interest calculation.

Interest expense decreased $213,942 for the year ended December 31, 2014 from the same period in 2013 as a result of debt decreasing in fiscal year 2014 when net proceeds from the sale of the issuance of the Yuma preferred stock were used to pay down debt by $10.4 million during October 2014. Capitalized interest increased $27,534 for the year ended December 31, 2014 over the same period in 2013 due to an increase in the value of oil and gas properties not subject to amortization.

For a more complete narrative of interest expense, refer to Note 13 – Debt and Interest Expense in the Notes to Consolidated Financial Statements of Yuma included in this proxy statement/prospectus.

Income Tax Expense

The following summarizes Yuma’s income tax expense (benefit) and effective tax rates for the years ended December 31, 2015, 2014 and 2013:

	Years Ended December 31,
	2015	2014	2013
	(As Restated)	(As Restated)	(As Restated)
Consolidated net income (loss) before income taxes	$(18,565,597)	$(22,779,004)	$(29,969,831)
Income tax expense (benefit)	(3,725,757)	(2,553,854)	(1,380,937)
Effective tax rate	20.07%	8.50%	4.61%

Additionally, differences between the U.S. federal statutory rate of 34% and Yuma’s effective tax rates are due to the tax effects of the excess of book carrying value over the tax basis in the full cost pool and the net operating loss carryforwards for each period. No benefit has been recognized for nondeductible expenses. Refer to Note 16 – Income Taxes in the Notes to Consolidated Financial Statements of Yuma included in this proxy statement/prospectus.

Liquidity and Capital Resources

Yuma’s primary and potential sources of liquidity include cash on hand, cash from operating activities, borrowings under its revolving credit facility, proceeds from the sales of assets, and potential proceeds from capital market transactions, including the sale of debt and equity securities.  Yuma’s cash flows from operating activities are subject to significant volatility due to changes in commodity prices, as well as variations in its production.  Yuma’s business plan contemplates the merger, which the parties anticipate will help Yuma with its liquidity and potentially put it in compliance with its credit facility.  While Yuma anticipates the completion of this merger, it is subject to a number of factors that are beyond its control, including commodity prices, its bank’s determination of the borrowing base which could impact the merger, production declines, and other factors that could affect Yuma’s liquidity and ability to continue as a going concern.  As a condition to the merger, Yuma or Yuma Delaware must enter into a reserve based revolving credit facility to be effective immediately upon the merger that provides for an initial borrowing base and minimum aggregate loan commitments of not less than $44.0 million and that is subject to terms and conditions acceptable to each of Yuma and Davis in their reasonable discretion.  See, “The Merger Agreement – Conditions to Completion of the Merger” beginning on page [●].  Yuma borrowings of approximately $29.8 million outstanding under its existing credit facility are expected to remain outstanding under the new credit facility immediately following the merger, which is expected to result in limited liquidity for the combined company following the merger. As of January 1, 2016, Yuma’s 2016 business plan included the capital to drill three wells with an aggregate of capital budget of $8.2 million. However, Yuma currently plans to defer the drilling of the three wells as a result of permitting delays and current commodity prices. Yuma anticipates updating its capital expenditure budget and drilling plans after the completion of the proposed merger. Other capital investments are also planned for both operated and non-operated recompletions, artificial lift upgrades, and capitalized workovers.

Yuma believes that there is a reasonable expectation that it will have the financial resources required to develop all of its undeveloped reserves disclosed as of December 31, 2015 because certain of its properties will be cash flow positive in the first year of production and thus self-funding after the first few wells have been drilled. In addition, Yuma anticipates increased cash flow and liquidity as a result of the merger and Yuma further believes that it will be able to access outside equity or debt funding for these purposes, if necessary.

Cash Flows

Yuma’s net increase (decrease) in cash for the years ended December, 31, 2015, 2014 and 2013, is summarized as follows:

	Years Ended December 31,
	2015	2014	2013
Cash flows provided by (used in) operating activities	$(1,370,144)	$24,466,300	$14,912,903
Cash flows used in investing activities	(12,311,157)	(18,088,363)	(27,253,041)
Cash flows provided by (used in) financing activities	7,478,170	985,874	11,249,627
Net increase (decrease) in cash	$(6,203,131)	$7,363,811	$(1,090,511)

Cash Flows From Operating Activities

Cash flows from operations for the year ended December 31, 2015 decreased by $25,836,444, or 106%, over fiscal year 2014 primarily due to changes in working capital, decreased revenues due to low commodity prices, and decreased production.

Cash flows from operations for the year ended December 31, 2014 increased by $9,553,397, or 64%, over fiscal year 2013 primarily due to increased working interest in the La Posada field, new production from the Bertha 8-3 and the Nettles 39-1, the addition of the California production after the merger, and increased production at the Crosby 12-1 and Quinn 13-1 wells. These increases were somewhat mitigated by higher lease operating expenses associated with increased production.

Cash Flows From Investing Activities

During the year ended December 31, 2015, Yuma had a total of $10,126,307 in oil and natural gas investing activities.  Of that, $4,366,695 was related to acquisitions of acreage and new properties, which included capitalized G&A and interest costs of $3.2 million, and approximately $0.77 million of acquisition costs for additional interest in its Livingston and Branville Bay assets.  Drilling and completion activity during the period totaled $4,219,210.  The majority of drilling and completion activity in 2015 is attributed to the drilling and completion of the Talbot 23-1 well for $3,181,382, and the completion of the Blackwell 39-1 and the Crosby 14-1 wells for $386,403 and $361,347, respectively.  Recompletions, workovers and P&A activity totaled $1,540,402.  Notable projects include installing a gas lift system in a Masters Creek well for $485,134, installing electrical submersible pumps (ESP) in two Livingston Parish oil wells for $401,200, and re-engineering production and SWD facilities at Main Pass 4 for $176,825.

During the year ended December 31, 2014, the Greater Masters Creek Field Area accounted for $18,225,766 of Yuma’s total oil and natural gas investing activities. Of that, $16,449,165 was spent to drill and complete the Crosby 14-1 well and its related salt water disposal well. The remaining $1,776,601 was spent on lease-related activities and preliminary costs for the next wells to be drilled in the field.  At the Livingston 3-D Project, $1,157,071 was spent to drill and complete the Nettles 39-1 well, along with $1,047,656 to drill the Blackwell 39-1, which was completed in the first quarter of 2015.  Lease-related costs totaled $484,583. The Talbot 23-1 well in the Amazon 3-D Project was spudded in early January 2015, and Yuma incurred $364,411 in preliminary costs in 2014.  Lease-related costs totaled $732,899. Additionally, $816,970 was spent evaluating and identifying development opportunities for Yuma’s new producing properties in California. A net credit of $667,338 for insurance recovery on the Grief Bros. No. 1 created a credit balance for recompletions, capital workovers and P&A for the period ended December 31, 2014. During 2013, Yuma realized proceeds from the sale of interests in its projects and the sale of a salt water disposal well of $882,666.

Cash Flows From Financing Activities

Yuma’s cash flows, both in the short-term and the long-term, are impacted by highly volatile oil and natural gas prices. Although Yuma seeks to mitigate this risk by hedging future crude oil and natural gas production through 2017, a significant deterioration in commodity prices negatively impacts revenues, earnings, cash flows, capital spending, and its liquidity. Sales volumes and costs also impact cash flows; however, these historically have not been as volatile or as impactful as commodity prices in the short-term.

Yuma expects to finance future acquisition, development and exploration activities through available working capital, cash flows from operating activities, sale of non-strategic assets, and the possible issuance of additional equity/debt securities. In addition, Yuma may slow or accelerate its development of existing reserves to more closely match its projected cash flows.

On December 30, 2015, Yuma entered into the Waiver, Borrowing Base Redetermination and Ninth Amendment to the credit agreement which provided for a $29.8 million conforming borrowing base, which will be automatically reduced to $20.0 million on May 31, 2016 unless otherwise reduced by or to a different number by the lenders under the credit agreement.

During the year ended December 31, 2015, Yuma sold 46,857 shares of its preferred stock for aggregate net proceeds of $870,386, after deducting underwriting discounts and offering expenses, and 1,347,458 shares of its common stock for aggregate gross proceeds of $1,363,160, after deducting underwriting discounts and offering expenses under the sales agreement. Yuma used the net proceeds from the offering to fund its capital expenditures and to repay its debt.

At December 31, 2015, Yuma had a $29.8 million conforming borrowing base with $29.8 million advanced, leaving no available borrowing capacity.

	Years Ended December 31,
	2015	2014	2013
Credit facility:
Balances outstanding, beginning of year	$22,900,000	$31,215,000	$17,875,000
Activity	6,900,000	(8,315,000)	13,340,000
Balances outstanding, end of period	$29,800,000	$22,900,000	$31,215,000

Other than the credit facility, Yuma had debt of $263,635 and $282,843 at December 31, 2015 and December 31, 2014, respectively, from installment loans financing oil and natural gas property insurance premiums.  It had a cash balance of $5,355,191 at December 31, 2015.

Yuma was in breach of the financial covenant in its credit agreement related to the maximum permitted ratio of funded debt to EBITDA for the fiscal quarters ended September 30, 2015 and December 31, 2015, as well as its EBITDA to interest expense covenant at December 31, 2015. Yuma received a waiver of these breaches pursuant to an amendment to its credit agreement. See Note 3 – Liquidity Consideration in the Notes to the Consolidated Financial Statements of Yuma included in this proxy statement/prospectus.

Credit Facility

Yuma has a credit facility with a syndicate of banks that, as of December 31, 2015, had a borrowing base of $29.8 million through the termination of the Waiver and Tenth Amendment to Credit Agreement dated as of June 6, 2016 and effective as of May 31, 2016 , and as amended by the Waiver and Amendment dated August 25, 2016 (the “Tenth Amendment”),  and as of the termination of the Tenth  Amendment the borrowing base will automatically be reduced to $20.0 million unless otherwise reduced by or to a different amount by the lenders under the credit agreement, with borrowings of $29.8 million outstanding. The credit agreement governing Yuma’s credit facility provides for interest-only payments until May 20, 2017, when the credit agreement matures and any outstanding borrowings are due. The borrowing base under the credit agreement is subject to regular redeterminations in the spring and fall of each year, as well as special redeterminations described in the credit agreement, in each case which may reduce the amount of the borrowing base.

Yuma’s obligations under the credit agreement are guaranteed by its subsidiaries and are secured by liens on substantially all of its assets, including a mortgage lien on oil and natural gas properties having at least 98 % of the proved developed reserve value and at least 60 % of the proved undeveloped reserve value of the oil and natural gas properties included in the determination of the borrowing base.

Amounts borrowed under the credit agreement bear interest at either (a) the LIBOR rate plus 2.25% to 3.75% or (b) the prime rate plus 1.25% to 2.75%, depending on the amount borrowed under the credit facility. The credit facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, Yuma’s ability to incur additional indebtedness, create liens on assets, sell certain assets and engage in certain transactions with affiliates. Additionally, the credit agreement contains a covenant restricting the payment of dividends on preferred stock if there is less than ten percent availability on the borrowing base. See Note 3 – Liquidity Considerations and Note 13 – Debt and Interest in the Notes to the Consolidated Financial Statements of Yuma included in this proxy statement/prospectus.

Yuma is subject to certain covenants under the terms of its credit agreement, which include the maintenance of the following financial covenants determined as of the last day of each quarter: (1) a ratio of EBITDA to Interest Expense (which includes dividends as defined in the credit agreement) of not less than 2.75 to 1.0; (2) a ratio of Funded Debt to EBITDA (as defined in the credit agreement) of not more than 4.0 to 1.0; and (3) a ratio of current assets to current liabilities of not less than 1.0 to 1.0. As of September 30, 2015, Yuma was not in compliance with the ratio of Funded Debt to EBITDA and received a waiver for compliance from its lenders. Further, the waiver also waived any failure to comply with the above financial covenants as of December 31, 2015, at which time both the funded debt to EBITDA and the EBITDA to interest expense ratios were not in compliance.   As of March 31, 2016, Yuma was not in compliance with the ratio of Funded Debt to EBITDA and the ratio of EBITDA to Interest Expense. As of June 30, 2016, Yuma was out of compliance with the ratio of funded debt to EBITDA, the ratio of EBITDA to interest expense and the ratio of current assets to current liabilities, which were waived pursuant to the Waiver and Amendment to Waiver and Tenth Amendment to Credit Agreement dated August 25, 2016. During 2015, Yuma initiated several strategic alternatives to remedy its debt covenant compliance issues and provide working capital to develop Yuma’s existing assets. On February 10, 2016, Yuma entered into the merger agreement with Davis. Upon completion of the transaction, which is subject to the approval of the stockholders of both companies and other conditions, Davis will become a wholly owned subsidiary of Yuma. Yuma believes that as a result of the merger that it will be in compliance with either 1) its existing credit facility via a new amendment or 2) a new credit facility entered into as part of the merger. However, Yuma’s management can provide no assurance that the merger will actually occur. Because the financial covenants are determined as of the last day of each quarter, the ratios can fluctuate significantly period to period as the amounts outstanding under the credit agreement are dependent on the timing of cash flows from operations, capital expenditures, acquisitions and dispositions of oil and natural gas properties and securities offerings.

Yuma’s credit facility also places restrictions on it and certain of its subsidiaries with respect to additional indebtedness, liens, dividends and other payments to shareholders, repurchases or redemptions of Yuma common stock, payment of cash dividends on Yuma’s preferred stock, investments, acquisitions, mergers, asset dispositions, transactions with affiliates, hedging transactions and other matters.

The credit agreement is subject to customary events of default, including in connection with a change in control. If an event of default occurs and is continuing, the lenders may elect to accelerate amounts due under the credit agreement (except in the case of a bankruptcy event of default, in which case such amounts will automatically become due and payable).

Hedging Activities

Current Commodity Derivative Contracts

Yuma seeks to reduce its sensitivity to oil and gas price volatility and secure favorable debt financing terms by entering into commodity derivative transactions which may include fixed price swaps, price collars, puts, calls and other derivatives. Yuma believes its hedging strategy should result in greater predictability of internally generated funds, which in turn can be dedicated to capital development projects and corporate obligations.

Fair Market Value of Commodity Derivatives

	June 30, 2016		December 31, 2015
	Oil	Gas	Oil	Gas
Assets
Current	$980,189	$-	$2,393,032	$265,015
Noncurrent	329,819	-	1,049,661	20,880

Liabilities
Current	$-	$(143,987)	$-	$-
Noncurrent	-	(10,004)	-	-

Assets and liabilities are netted within each commodity on the Consolidated Balance Sheets as all contracts are with the same counterparty. For the balances without netting, refer to Unaudited Condensed Notes to the Consolidated Financial Statements of Yuma for the six months ended June 30 , 2016, Note 5 – Commodity Derivative Instruments.

The fair market value of Yuma’s commodity derivative contracts in place at June 30, 2016 and December 31, 2015 were net assets of $1,156,017 and $3,728,588, respectively.  Please see the Unaudited Condensed Notes to the Consolidated Financial Statements of Yuma for the six months ended June 30, 2016, Note 5 – Commodity Derivative Instruments, for additional information on Yuma’s commodity derivatives.

Please see Unaudited Condensed Notes to the Consolidated Financial Statements of Yuma for the six months ended June 30 , 2016, Note 5 – Commodity Derivative Instruments, for additional information on Yuma’s commodity derivatives.

Hedging commodity prices for a portion of Yuma’s production is a fundamental part of its corporate financial management. In implementing its hedging strategy Yuma seeks to:

●	effectively manage cash flow to minimize price volatility and generate internal funds available for operations, capital development projects and additional acquisitions; and

●	ensure Yuma’s ability to support its exploration activities as well as administrative and debt service obligations.

Estimating the fair value of derivative instruments requires complex calculations, including the use of a discounted cash flow technique, estimates of risk and volatility, and subjective judgment in selecting an appropriate discount rate. In addition, the calculations use future market commodity prices which, although posted for trading purposes, are merely the market consensus of forecasted price trends. The results of the fair value calculation cannot be expected to represent exactly the fair value of Yuma’s commodity derivatives. Yuma currently obtains fair value positions from its counterparties and compare that value to the calculated value provided by its outside commodity derivative consultant. Yuma believes that the practice of comparing the consultant’s value to that of its counterparties, who are more specialized and knowledgeable in preparing these complex calculations, reduces its risk of error and approximates the fair value of the contracts, as the fair value obtained from its counterparties would be the cost to Yuma to terminate a contract at that point in time.

Commitments and Contingencies

Yuma had the following contractual obligations and commitments as of June 30 , 2016:

	Debt (1)	Commodity Derivatives (2)	Operating Leases	Asset Retirement Obligations
2016	$29,800,000	$475,306	$290,855	$435,936
2017	-	680,711	564,732	294,592
2018	-	-	2,264	3,672,829
2019	-	-	-	2,140,498
2020	-	-	-	155,730
Thereafter	-	-	-	2,205,366
Totals	$29,800,000	$1,156,017	$857,851	$8,904,951

(1)
Does not include future commitment, modification or covenant waiver fees, interest expense or other expenses or costs because the credit agreement is a floating rate instrument, and Yuma cannot determine with accuracy the timing of future loans, advances, modifications, repayments or future interest rates to be charged.

(2)
Represents the estimated future receipts under Yuma’s oil and natural gas derivative contracts based on the future market prices as of June 30 , 2016. These amounts will change as oil and natural gas commodity prices change.

Yuma had the following contractual obligations and commitments as of December 31, 2015:

	Debt (1)	Asset for Commodity Derivatives (2)	Operating Leases	Asset Retirement Obligations
2016	$30,063,635	$2,658,047	$579,873	$70,000
2017	-	1,070,541	564,326	546,284
2018	-	-	2,264	3,691,016
2019	-	-	-	2,273,289
2020	-	-	-	60,330
Thereafter	-	-	-	2,149,579
Totals	$30,063,635	$3,728,588	$1,146,463	$8,790,498

(1)
Does not include future commitment, modification or covenant waiver fees, interest expense or other expenses or costs because the credit agreement is a floating rate instrument, and Yuma cannot determine with accuracy the timing of future loans, advances, modifications, repayments or future interest rates to be charged.

(2)
Represents the estimated future payments under Yuma’s oil and natural gas derivative contracts based on the future market prices as of December 31, 2015. These amounts will change as oil and natural gas commodity prices change.

Off Balance Sheet Arrangements

Yuma does not have any off balance sheet arrangements, special purpose entities, financing partnerships or guarantees (other than its guarantee of its wholly owned subsidiary’s credit facility).

INFORMATION ABOUT DAVIS

General Overview of the Business

Davis Petroleum Acquisition Corp. is a Delaware corporation and holding company that conducts business primarily through its subsidiaries, including Davis Petroleum Corporation (collectively, all such companies are “Davis”).  Davis is an independent oil and gas exploration, development, acquisition, and production company.  It is engaged in the acquisition and analysis of geological data, well design, planning and supervision of drilling and completion programs, oil and gas property acquisitions, planning and oversight of field development, and planning and oversight of oil and gas production operations.  Davis’ oil and gas operations are concentrated onshore in the Gulf Coast region in Louisiana and Texas. Davis operates conventional oil and gas fields on land and in shallow state waters and also holds non-operating working interests in unconventional plays (geological formations developed with oil and gas wells that incorporate horizontal drilling and hydraulic fracturing). Davis’ executive offices are located at 1330 Post Oak Boulevard, Suite 600, Houston, Texas, 77056.

Mission and Strategy

Davis seeks value by investing in oil and gas exploration, acquisition and production opportunities in the Gulf Coast. Davis’ producing asset base consists of a small portfolio of high-margin fields resulting from internally-generated exploration discoveries, producing property acquisitions, and drilling joint ventures. Davis has relied on a small but highly skilled team of engineers, geoscientist and land professionals to acquire and develop oil and gas properties with significant ongoing cash flow and to provide an inventory of low-risk drilling prospects which positions Davis for organic growth for the next several years.

Davis is focused primarily on opportunities in the onshore Gulf Coast region in Louisiana and Texas.

Description of Business – Oil and Gas Operations

Exploration and Development

In recent years, Davis has been focused primarily on opportunities in the onshore Gulf Coast region of Louisiana and Texas, where it has developed significant technical, operational, and commercial expertise. One of Davis’ core strengths is its subsurface expertise. Davis’ technical team of engineers and geoscientists has had significant experience in identifying prospects and in planning and overseeing their development.

Davis’ largest asset is the Lac Blanc field in Vermilion Parish, Louisiana, a field developed using conventional drilling and completion techniques. Davis is the operator of the Lac Blanc field which in May 2016 was producing approximately 628 Boe/d net to Davis. Other Davis-operated “conventional” fields include Cameron Canal, where it operates three producing wells (100% WI), and Pleasure Island where it operates two producing wells (43% WI). Collectively these two fields produce about 832 Boe/d net to Davis as of May 2016.

Davis also has significant non-operated interests in two unconventional plays:

(i) a 25% working interest in an area of mutual interest called Chalktown, a tight Lewisville sand development operated by Contango Oil & Gas Company in Madison County, Texas.  Davis’ net production as of May 2016 from 13 horizontal wells in Chalktown is approximately 281 Boe/d, with in excess of 30 additional drilling locations; and

(ii) an average 7% working interest in 51 horizontal wells targeting production from the Eagle Ford formation in Brazos County, Texas operated by Halcón Resources.  Davis’ net production from this asset as of May 2016 is approximately 166 Boe/d, almost all of which is oil. The acreage is largely held by production from delineation wells drilled in 2013-2014, and there are approximately 100 additional drilling locations.

Davis’ total proved reserves as of December 31, 2015 were 28,694,000 Mcfe, consisting of 15,518,000 Mcf of natural gas and 2,196,000 Bbls of oil and natural gas liquids. The PV-10 of Davis’ proved reserves at year end was $40,980,000 based on the average of the oil and natural gas sales prices on the first day of each of the twelve months during 2015, which was $50.28 per Bbl of oil and $2.59 per MMBtu of natural gas.

Oil and Gas Production Operations

Davis has years of experience in the production and sale of oil and gas. Davis currently operates eight (8) oil and gas wells located within Texas and Louisiana. Seven of the wells were producing and one was shut-in during 2015.

Production activities primarily consist of the daily operating of oil and gas wells into tanks (oil), maintaining the production facilities and platforms, both at the well and production handling facilities, and preparing and selling the crude oil and natural gas to buyers. Daily operations differ from one property to another, depending on the number of wells, the depth of the wells, the gravity of the oil produced and the location of the property. All of Davis’ oil production is classified as primary recovery production at this time; although certain properties may be conducive to secondary recovery operations in the future.

Davis employs company supervisors in the field and hires field personnel primarily as contractors (i.e., pumpers, rig crews, roustabouts and equipment operators) that perform basic daily activities associated with producing oil and gas. Daily operations include inspections of surface facilities and equipment, gauging, reporting and shipping hydrocarbons, and routine maintenance and repair activities on wells, production facilities and equipment.  Davis owns and maintains certain equipment, and leases equipment when necessary, for employees and contractors to perform various repair and maintenance tasks on Davis’ operated properties. Such equipment consists of service units, compressors, mobile pumps, vacuum trucks, hot oil trucks, backhoes, trucks and trailers.

Competition

Davis operates in the highly competitive areas of oil and gas exploration, development and production.  Competitors include major integrated oil companies and a substantial number of independent energy companies.   Many of these companies have greater financial and other resources than Davis has. Many of these companies explore for, produce and market oil and natural gas, as well as carry on refining operations and market the resultant products on a worldwide basis. The primary areas in which Davis encounters substantial competition are in locating and acquiring desirable leasehold acreage for its drilling and development operations, locating and acquiring attractive producing oil and natural gas properties, obtaining sufficient availability of drilling and completion equipment and services, and hiring and retaining key employees. There is also competition among oil and natural gas producers and other industries producing energy and fuel. Furthermore, competitive conditions may be substantially affected by various forms of energy legislation and/or regulation considered from time to time by the U.S. government and the states in which Davis’ properties are located. It is not possible to predict the nature of any such legislation or regulation which may ultimately be adopted or its effects upon Davis’ future operations. In addition, oil and gas commodities markets are highly volatile and unpredictable, creating additional demands on operators.

Environmental Regulations

Davis conducts its operations according to high industry standards and in compliance with all applicable laws and regulations. Davis has had no major regulatory fines and/or environmental issues during its operations since formation of Davis Petroleum Corporation (19 years ago).  Davis’ operations are generally subject to numerous federal, state and local environmental regulations under various acts including the Comprehensive Environmental Response, Compensation and Liability Act, the Federal Water Pollution Control Act, and the Resources Conservation and Recovery Act. For example, Davis’ operations are affected by diverse environmental regulations including those regarding the disposal of produced oilfield brines, other oil-related wastes, and additional wastes not directly related to oil and gas production. Additional regulations exist regarding the containment and handling of hydrocarbons as well as preventing the release of hydrocarbons into the environment. It is not possible to estimate future environmental compliance costs due in part, to the uncertainty of continually changing environmental initiatives. Future environmental costs can be expected to be significant to the entire oil and gas industry and such regulatory compliance costs may have a material adverse effect on Davis’ capital expenditures, earnings and competitive position.

Employees

As of the date of this proxy statement/prospectus, Davis had 7 full-time employees after giving effect to terminations of 10 full-time employees in anticipation of the merger. All of Davis’ employees are in the United States. Davis also utilizes temporary employees, independent contractors, and part-time employees as needed. None of Davis’ employees are represented by a labor union and Davis considers its employee relations to be good. In preparation for closing the merger, Davis negotiated a separation agreement with Michael S. Reddin, whereby Mr. Reddin agreed to resign effective April 1, 2016, as Davis’ Chairman, President and Chief Executive Officer, and Davis terminated the employment of two other employees effective April 1, 2016, and seven additional employees effective May 1, 2016.  As a result of these terminations, Davis reduced its expected payroll annualized expenses for 2016 by approximately $3.7 million.

Properties

Offices

Davis leases property as detailed in the following table.

Location	Approximate Size	Lease Expiration Date	Intended Use
Houston, Texas	19,575 sq. ft.	July 31, 2016	Office

Aggregate annual rental payments for Davis’ facilities are approximately $600,000. Davis’ current facilities are generally adequate for anticipated needs over the next three months. It is anticipated that the lease for the Davis office space will not be renewed as part of the merger, but Davis has agreed to extend the lease with respect to one half of the rented square feet (with a proportionate reduction in total rent) on a month-to-month basis until completion of the merger subject to Davis providing thirty days’ prior written notice to terminate the lease, which lease termination is expected to result in cost savings of the combined company.

Oil, Gas and Natural Gas Liquids Reserve Information

Estimated Proved Reserves

Davis’ oil and gas reserves are located in the United States. Unaudited information concerning the estimated net quantities of all of Davis’ proved reserves and the standardized measure of future net cash flows from the reserves is presented in the “Supplemental Oil and Gas Disclosures (Unaudited),” in the Notes to the Historical Consolidated Financial Statements of Davis included in this proxy statement/prospectus. Davis’ reserve estimates have been prepared by Netherland, Sewell & Associates, Inc. (“NSAI”), an independent petroleum engineering firm.

The table below summarizes Davis’ estimated proved reserves at December 31, 2015 based on the report prepared by NSAI, which reflects estimates of Davis’ proved reserves based on future net cash flows discounted at 10%, net of production taxes, ad valorem taxes, capital costs, abandonment costs and operating expenses, but before consideration of  income taxes (“PV-10”).  Future cash flows were computed as of year-end by determining the average monthly price of oil and natural gas for the year, adjusted by field for applicable transportation and quality differentials, and applying the adjusted prices to the estimated year-end quantities of reserves. The applicable year-end prices are computed based on the 12-month unweighted arithmetic average of the first day of the month price for each month (January through December) during the year. For oil and natural gas liquids volumes, the average West Texas Intermediate spot price of $50.28 was used for year-end 2015, adjusted for quality, transportation fees and market differentials. For Gas volumes at year-end 2015, the average Henry Hub spot price of $2.587 per MMBTU was used for the Louisiana and Gulf of Mexico properties and the average Houston Ship Channel spot price of $2.548 was used for the Texas properties. Future production and development costs were computed by estimating those expenditures expected to occur in developing and producing the proved oil and natural gas reserves at the end of the year, based on year-end costs.

	Crude Oil (MBbls)	Natural Gas Liquids (MBbls)	Natural Gas (MMcf)	Total (MBoe)(1)	Present Value Discounted at 10% ($ in thousands)(2)
Proved developed (3)
Lac Blanc (4)	226.5	445.0	9,163.0	2,198.7	22,655.0
Chalktown (4)	75.4	113.8	601.1	289.4	2,507.3
El Halcón (4)	249.0	33.8	102.6	299.9	3,882.6
Other	152.4	11.6	597.5	263.6	3,899.2
Total proved developed	703.3	604.3	10,464.3	3,051.5	32,944.1
Proved undeveloped (3)
Cameron Canal (4)	133.9	-	2,814.3	603.0	5,176.3
Chalktown (4)	330.6	423.9	2,239.4	1,127.7	2,859.8
El Halcón (4)	-	-	-	-	-
Other	-	-	-	-	-
Total proved undeveloped	464.5	423.9	5,053.7	1,730.7	8,036.1
Total proved (3)	1,167.8	1,028.2	15,517.9	4,782.2	40,980.1

(1)	Barrels of oil equivalent have been calculated on the basis of six thousand cubic feet (Mcf) of natural gas equal to one barrel of oil equivalent (Boe).

(2)
Present Value Discounted at 10% (“PV-10”) is a Non-GAAP measure that differs from the GAAP measure “standardized measure of discounted future net cash flows” in that PV-10 is calculated without regard to future income taxes. See below under “Non-GAAP Reconciliation.”

(3)
Proved reserves were calculated using prices equal to the twelve-month unweighted arithmetic average of the first-day-of-the-month prices for each of the preceding twelve months, which were $50.28 per Bbl, the average Henry Hub spot price of $2.587 per MMBTU was used for the Louisiana and Gulf of Mexico properties and the average Houston Ship Channel spot price of $2.548 per MMBTU was used for the Texas properties for the year ended December 31, 2015. Adjustments were made for location and grade.

(4)	Davis’ Lac Blanc field was Davis’ only field that contained 15% or more of Davis’ estimated proved reserves as of December 31, 2015.

Non-GAAP Reconciliation

PV-10 is Davis’ estimate of the present value of future net revenues from proved oil and gas reserves after deducting estimated production and ad valorem taxes, future capital costs and operating expenses, but before deducting any estimates of future income taxes. PV-10 should not be considered as an alternative to the standardized measure as computed under GAAP nor should it be regarded as the fair market value of Davis’ properties.  Davis believes PV-10 to be an important measure for evaluating the relative significance of its oil and gas properties and that the presentation of PV-10 provides useful information to investors because it is widely used by professional analysts and investors in evaluating oil and natural gas companies. Because there are many unique factors that can impact an individual company when estimating the amount of future income taxes to be paid, Davis believes the use of a pre-tax measure is valuable for evaluating it. Davis believes that most other companies in the oil and natural gas industry calculate PV-10 on the same basis.

At year-end 2015, PV-10 and the standardized measure result is the same value for Davis’ oil and natural gas properties primarily because Davis has accumulated substantial net operating losses for federal income tax purposes and it does not expect to have federal income tax payment obligations during the applicable future periods.  Davis’ net operating losses for federal income tax purposes were $54.0 million at year-end 2015.  The following table provides a reconciliation of PV-10 to the standardized measure of discounted future net cash flows at December 31, 2015:

($ in thousands)
Present value of estimated future net revenues (PV-10)	$40,980
Future income taxes discounted at 10%	-
Standardized measure of discounted future net cash flows	$40,980

Proved Undeveloped Reserves

At December 31, 2015, Davis’ estimated proved undeveloped (“PUD”) reserves were approximately 1,731 MBoe. The following table details the changes in PUD reserves for the year ended December 31, 2015 (in MBoe):

Beginning proved undeveloped reserves at January 1, 2015	1,174
Undeveloped reserves transferred to developed	(230)
Purchases of minerals-in-place	-
Extensions and discoveries	1,371
Production	-
Revisions	(584)
Proved undeveloped reserves at December 31, 2015	1,731

From January 1, 2015 to December 31, 2015, Davis’ PUD reserves increased 47.7% from 1,174 MBoe to 1,731 MBoe, or an increase 557 MBoe. Reserves of 230 MBoe were moved from the PUD reserve category to the proved developed producing category through the drilling of three Chalktown wells. Davis incurred approximately $2.1million in capital expenditures during the year ended December 31, 2015 in converting these wells to the proved developed reserve category. Davis added 1,371 MBoe of PUD reserves through extensions of existing discoveries.  The remaining reduction to Davis’ year-end 2015 PUDs of 584 MBoe was a result of upward performance revisions of 73 MBoe, and downward revision due to reclassifying 657 MBoe of El Halcón undeveloped reserves to non-proved due to the depressed price environment and expected effect on Davis’ access to capital and drilling plans.  As of December 31, 2015, Davis plans to drill all of its PUD drilling locations within five years from the date they were initially recorded.

For 2016 year to date, Davis expects additional PUD reserves to be converted to the PDP category as a result of Davis’ completion of its E.E. Broussard #1 ST2 well in the Cameron Canal field which began producing to sales in April 2016. This 100% Davis working interest well was initially tested at a gross rate of 6,290 Mcf/d of natural gas and 360 Bbl/d of oil, had average production during May 2016 of 5,420 Mcf/d of natural gas and 254 Bbl/d of oil, and as of June 8, 2016, was producing approximately 5,200 Mcf/d of natural gas and 230 Bbl/d of oil.

Uncertainties are inherent in estimating quantities of proved reserves, including many risk factors beyond Davis’ control.  Reserve engineering is a subjective process of estimating subsurface accumulations of oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and the interpretation thereof. As a result, estimates by different engineers often vary, sometimes significantly. In addition, physical factors such as the results of drilling, testing and production subsequent to the date of the estimates, as well as economic factors such as change in product prices, may require revision of such estimates. Accordingly, oil and natural gas quantities ultimately recovered will vary from reserve estimates.

Technology Used to Establish Reserves

Under SEC rules, proved reserves are those quantities of oil and natural gas that by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs, under existing economic conditions, operating methods and government regulations. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil and natural gas actually recovered will equal or exceed the estimate. Reasonable certainty can be established using techniques that have been proven effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

To establish reasonable certainty with respect to Davis’ estimated proved reserves, Davis and NSAI employed data derived from technologies that have been demonstrated to yield results with consistency and repeatability. The technologies and economic data used in the estimation of Davis’ reserves include, but are not limited to, electrical logs, radioactivity logs, core analyses, geologic maps and available downhole and production data, seismic data and well test data. Reserves attributable to producing wells with sufficient production history were estimated using appropriate decline curves or other performance relationships. Reserves attributable to producing wells with limited production history and for undeveloped locations were estimated using both volumetric estimates and performance from analogous wells in the surrounding area. These wells were considered to be analogous based on production performance from the same formation and completion using similar techniques.

Independent Reserve Engineers

Davis engaged NSAI to prepare its annual reserve estimates and have relied on NSAI’s expertise to ensure that Davis’ reserve estimates are prepared in compliance with SEC guidelines. NSAI was founded in 1961 and performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-2699.  Within NSAI, the technical persons primarily responsible for preparing the estimates set forth in the NSAI reserves report incorporated herein are Steven W. Jansen, P.E. and Edward C. Roy III, P.G. Mr. Jansen has been practicing consulting petroleum engineering at NSAI since 2011. Mr. Jansen is a Registered Professional Engineer in the State of Texas (No. 112973) and has over nine years of practical experience in petroleum engineering, with over five years of experience in the estimation and evaluation of reserves. He graduated from Kansas State University in 2007 with a Bachelor of Science in Chemical Engineering. Mr. Roy has been practicing consulting petroleum geology at NSAI since 2008. Mr. Roy is a Registered Professional Geoscientist in the State of Texas (No. 2364) and has over twenty years of practical experience in petroleum geology, with over eight years of experience in the estimation and evaluation of reserves. He graduated from Texas Christian University in 1992 with a Bachelor of Science in Geology and from Texas A&M University in 1996 with a Master of Science in Geology. Both technical principals meet or exceed the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; both are proficient in applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines.

Davis’ Mel F. Hainey, P.E. is the person primarily responsible for overseeing the preparation of Davis’ internal reserve estimates and for overseeing the independent petroleum engineering firm during the preparation of Davis’ reserve report. He has received Bachelor of Science in Electrical Engineering and Master of Science in Engineering degrees from the University of Texas at Austin and has over thirty-five years of industry experience, with twenty years or more of experience working as a reservoir engineer, reservoir engineering manager, or reservoir engineering executive.  Mr. Hainey is a Registered Professional Engineer in the State of Texas (No. 65528).  His professional qualifications meet or exceed the qualifications of reserve estimators and auditors set forth in the “Standards Pertaining to Estimation and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers. Mr. Hainey reports directly to Davis’ President.

Internal Control over Preparation of Reserve Estimates

Davis maintains adequate and effective internal controls over its reserve estimation process as well as the underlying data upon which reserve estimates are based. The primary inputs to the reserve estimation process are production data, technical interpretations, financial data, and ownership interest.  Measurement, collection, and reporting of production data are primary responsibilities of Davis’ operations personnel.  Technical interpretations are developed and updated by Davis’ engineers and geoscientists based on production performance combined with geological, geophysical, and well data.  Financial data, including revenue from sales, capital investments, lease operating expenses, production taxes, and field-level commodity price differentials are obtained from Davis’ accounting records.  Current ownership in mineral interests is reported by Davis’s land personnel.

These data are combined into a reserves database by Davis and provided to NSAI, the independent petroleum engineering firm, to begin the annual reserves estimate process.  Early in the process, Davis technical personnel meet with NSAI to review the performance of ongoing activities and describe new activities and future development plans.  NSAI then prepares and presents its independent reserve estimates and a preliminary report.  An iterative process is conducted to resolve any material differences between the Davis and NSAI reserve estimates; if the differences cannot be reconciled then the NSAI reserve estimates are accepted.  At the end of the process, NSAI provides a final reserve report and database.

Production, Average Price and Average Production Cost

The net quantities of oil, natural gas and natural gas liquids produced and sold by Davis for each of the years ended December 31, 2015, 2014 and 2013, the average sales price per unit sold and the average production cost per unit are presented below.

	Years Ended December 31,
	2015	2014	2013
Production volumes:
Crude oil and condensate (Bbls)	209,500	410,200	391,800
Natural gas liquids (Bbls)	129,700	439,700	179,300
Natural gas (Mcf)	2,547,300	3,174,800	4,526,000
Total (Boe) (1)	763,800	1,379,000	1,325,400
Average prices realized: (2)
Crude oil and condensate (per Bbl)	$46.61	$94.29	$103.77
Natural gas liquids (per Bbl)	$16.78	$13.21	$36.75
Natural gas (per Mcf)	$2.63	$4.42	$3.74
Production cost per Boe (3)	$8.16	$10.67	$8.33

(1)	Barrels of oil equivalent have been calculated on the basis of six thousand cubic feet (Mcf) of natural gas equal to one barrel of oil equivalent (Boe).

(2)	Excludes commodity derivatives.

(3)
Excludes ad valorem taxes (which are included in lease operating expenses on Davis’ Consolidated Statements of Operations in the Consolidated Financial Statements included in this proxy statement/prospectus) and severance taxes, totaling $1,452,738, $3,352,959, and $3,048,957 in fiscal years 2015, 2014 and 2013, respectively.

Davis’ interests in Lac Blanc Field represented approximately 55% of its total proved reserves as of December 31, 2015. No other single field accounted for 15% or more of its proved reserves as of December 31, 2015, 2014 and 2013. The net quantities of oil, natural gas and natural gas liquids produced and sold by Davis for the years ended December 31, 2015, 2014 and 2013, the average sales price per unit sold and the average production cost per unit for Davis’ interest in the Lac Blanc Field are presented below.

	Years Ended December 31,
Lac Blanc Field	2015	2014	2013
Production volumes:
Crude oil and condensate (Bbls)	37,278	53,590	68,386
Natural gas liquids (Bbls)	41,336	101,107	121,399
Natural gas (Mcf)	1,703,825	2,137,635	2,522,676
Total (Boe) (1)	362,585	510,970	610,231
Average prices realized: (2)
Crude oil and condensate (per Bbl)	$50.27	$94.59	$108.31
Natural gas liquids (per Bbl)	$28.14	$36.62	$35.83
Natural gas (per Mcf)	$2.72	$4.38	$3.72
Production cost per Boe (3)	$4.53	$4.03	$3.65

(1)	Barrels of oil equivalent have been calculated on the basis of six thousand cubic feet (Mcf) of natural gas equal to one barrel of oil equivalent (Boe).

(2)	Excludes commodity derivatives as they are not recorded by specific field.

(3)
Excludes ad valorem taxes (which are included in lease operating expenses on the Consolidated Statements of Operations in the Consolidated Financial Statements of Davis included in this proxy statement/prospectus) and severance taxes, totaling $681,437, $1,099,186, and $1,484,112 in fiscal years 2015, 2014 and 2013, respectively.

Gross and Net Productive Wells

As of December 31, 2015, Davis’ total gross and net productive wells were as follows:

Oil (1)		Natural Gas (1)		Total (1)
Gross Wells	Net Wells	Gross Wells	Net Wells	Gross Wells	Net Wells
72	7	6	4	78	11

(1)
A gross well is a well in which a working interest is owned. The number of net wells represents the sum of fractions of working interests Davis owns in gross wells. Productive wells are producing wells plus shut-in wells Davis deems capable of production. Horizontal re-entries of existing wells do not increase a well total above one gross well. In the table above, wells with multiple completions are only counted as one gross well.

Gross and Net Developed and Undeveloped Acres

As of December 31, 2015, Davis had total gross and net developed and undeveloped leasehold acres as set forth below. The developed acreage is stated on the basis of spacing units designated or permitted by state regulatory authorities. Gross acres are those acres in which a working interest is owned. The number of net acres represents the sum of fractional working interests Davis owns in gross acres.

	Developed		Undeveloped		Total
State	Gross	Net	Gross	Net	Gross	Net
Louisiana	2,517	1,863	0	0	2,517	1,863
Texas	21,619	2,906	9,008	2,081	30,627	4,987
Total	24,136	4,769	9,008	2,081	33,144	6,850

As of December 31, 2015, Davis had leases representing 5,885 net acres, 184 of which were in the El Halcón Field expiring in 2016, and 766 of which were in the Chalktown Field expiring in 2016; 110 net acres, all of which were in the Chalktown Field, expiring in 2017; and 56 net acres, all of which were in the Chalktown Field, expiring in 2018 and beyond.  As of December 31, 2015, one proved undeveloped reserve location of Davis' had acreage with terms expiring prior to the scheduled initial drill date for such location.  Davis plans to pursue lease renewals in order to preserve its leasehold interests with respect to such proved undeveloped location, and Davis has budgeted approximately $100,000 for this purpose.  Davis expects to drop the expiring acreage in the El Halcón Field area during 2016.
Exploratory Wells and Development Wells

Set forth below for the years ended December 31, 2015, 2014 and 2013 is information concerning Davis’ drilling activity during the years indicated.

	Net Exploratory Wells Drilled		Net Development Wells Drilled		Total Net Productive and Dry Wells
Year	Productive	Dry	Productive	Dry	Drilled
2015	0.3	0.0	0.2	0.0	0.5
2014	0.0	0.0	2.8	0.0	2.8
2013	0.0	0.0	1.0	0.0	1.0

Present Activities

At August 24 , 2016, Davis had 0 gross (0 net) wells in the process of drilling or completing. In March 2016, Davis completed its third operated well in the Cameron Canal gas field in which it holds a 100% working interest.  The new E.E. Broussard #1 ST2 well was initially tested at a gross rate of 6,290 Mcf/d of natural gas and 360 Bbl/d of oil. Average production from the E.E. Broussard #1 ST2 well in August 2016 was 4,500 Mcf/d of natural gas and 200 Bbl/d of oil.

Legal Proceedings

From time to time, Davis is involved in legal proceedings arising in the ordinary course of its business. Although no assurance can be given, Davis believes that the outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on its financial condition or results of operation or cash flows. A description of certain litigation follows:

Cameron Parish, Louisiana, Litigation

The Parish of Cameron, Louisiana, filed a series of lawsuits against approximately 190 oil and gas companies alleging that the defendants, including Davis, have failed to clear, revegetate, detoxify, and restore the mineral and production sites and other areas affected by their operations and activities within certain coastal zone areas to their original condition as required by Louisiana law, and that such defendants are liable to Cameron Parish for damages under certain Louisiana coastal zone laws for such failures; however, the amount of such damages has not been specified.  Two of these lawsuits, originally filed February 4, 2016, in the 38th Judicial District Court for the Parish of Cameron, State of Louisiana, name Davis Petroleum Corp. as defendant, along with more than thirty other oil and gas companies.  Both cases have been removed to federal district court for the Western District of Louisiana.  Davis denies these claims and intends to vigorously defend them.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF DAVIS

The following discussion should be read in conjunction with the consolidated financial statements of Davis and the notes thereto included elsewhere in this proxy statement/prospectus. The discussion includes certain forward-looking statements. For a discussion of important factors which could cause actual results to differ materially from the results referred to in the forward-looking statements, see “Risk Factors – Risks Relating to Davis’ Business” and “Cautionary Statement Concerning Forward-Looking Statements.”

Executive Summary

Overview

Davis’ financial results depend upon many factors, but are largely driven by the volume of its oil and gas production and the price that it receives for that production.  Generally, producing oil and gas properties begin their productive life at initial oil and gas production rates that decline over time based on reservoir characteristics, although operators may employ certain procedures to enhance production.  Davis’ various producing properties have different reservoir characteristics that may be expected to result in different levels of future production and different rates of future decline.  As reserves are produced and sold, Davis must locate and develop, or acquire, new oil and natural gas reserves to replace those being depleted by production.

Davis’ Lac Blanc field is a deep, high-pressure, conventional, South Louisiana development with good-to-excellent reservoir quality.  Production is primarily natural gas from relatively high porosity and permeability formations through a pressure-depletion drive mechanism which allows relatively few boreholes to drain large volumes. Davis has experienced moderate but relatively steady decline rates at Lac Blanc over the life of the field to date and Davis anticipates the continuation of such declines.

The Chalktown field is an oily, tight-sand, Southeast Texas resource play developed using horizontal wells and multi-stage hydraulic fracturing.  Well performance is characterized by high initial production rates followed by the relatively steep production decline rates.  An aggressive drilling program is required to maintain the field production rate because of the characteristically high rate of production decline.

Davis’ Cameron Canal field is a conventional, South Louisiana field with good-to-excellent reservoir quality that produces both oil and gas, but it is not as deep as the Lac Blanc field and reservoir volumes are not anticipated to be as large as some of those in the Lac Blanc field.   Davis anticipates moderate but steady decline rates in the Cameron Canal field.

2015 Operational and Financial Highlights

In 2015, as the oil and gas industry faced commodity price volatility and economic uncertainty throughout the year, Davis remained focused on executing its strategic plans and mindful of the need to protect its balance sheet, liquidity and operating efficiencies.  Davis ended the year with no debt and $4.1 million of cash, and it remains diligent with regard to financial liquidity, cost control, commodity price and risk, and reserve and production growth.

At December 31, 2015, Davis’ estimated total proved oil, natural gas liquids and natural gas reserves were approximately 4,782.2 MBoe, consisting of 1,167.7 MBbls of oil, 1,028.2 MBbls of natural gas liquids, and 15,517.9 MMcf of natural gas, as estimated by its independent reserve engineering firm, Netherland, Sewell & Associates, Inc. (“NSAI”).  Approximately 63.8% of Davis’ proved reserves were classified as proved developed.  Davis’ total revenues for 2015 were $18.8 million, compared to $58.7 million in 2014.

Balance Sheet

In response to the decline in commodity prices that began in late 2014 continuing throughout 2015 and into 2016, Davis has undertaken the following actions in seeking to preserve liquidity:

●	Sold all of its interests in Davis Offshore, L.P., which held Davis’ offshore assets in the Gulf of Mexico (the “offshore divestiture”) in 2014 for approximately $33.5 million;

●	Repaid all borrowings outstanding under Davis’ senior bank credit facility with a portion of the net proceeds from the offshore divestiture; and

●	Reduced capital expenditures during 2015 by 84% compared to 2014.

As a result of the above actions, Davis has reduced its total long-term indebtedness from $5.0 million at December 31, 2014, to $4.0 million as of March 31, 2016.  Most recently and in preparation for closing the merger, Davis negotiated a separation agreement with Michael S. Reddin, whereby Mr. Reddin agreed to resign effective April 1, 2016, as Davis’ Chairman, President and Chief Executive Officer (the “Reddin Separation”).  Davis also terminated the employment of three other employees effective April 1, 2016, and seven additional employees effective May 1, 2016 (together with the Reddin Separation, the “Employee Reductions”).  As a result of the Employee Reductions, Davis reduced its expected payroll annualized expenses for 2016 by $3.2 million.  However, well completion costs, employee severance payments, accelerated vesting for terminated employees under certain employee benefit plans, and certain expenses associated with the merger have resulted in additional cash demands on Davis which have been satisfied, in part, by advances under Davis’ senior bank credit facility.  As of August 24 , 2016, the amount outstanding under Davis’ senior bank credit facility was $9.0 million with Davis holding $ 2.9 million of cash on hand.

2016 Operational Developments

In March 2016, Davis completed its third operated well in the Cameron Canal gas field in which it holds a 100% working interest. The new E.E. Broussard #1 ST2 well initially tested at a gross rate of 6,290 Mcf/d of natural gas and 360 Bbl/d of oil. Average production from the E.E. Broussard #1 ST2 well in August 2016 was 4,500 Mcf/d of natural gas and 200 Bbl/d of oil.

Critical Accounting Policies and Estimates

Oil and Gas Reserves

Davis’ engineering estimates of proved oil and natural gas reserves directly impact financial accounting estimates, including DD&A and the full cost ceiling limitation.

Davis’ estimates of proved oil and gas reserves constitute those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. At the end of each year, Davis’ proved reserves are estimated by independent petroleum engineers. These estimates, however, represent projections based on geologic and engineering data. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that are difficult to measure. The accuracy of any reserve estimate is a function of the quantity and quality of available data, engineering and geological interpretation and professional judgment. Estimates of economically recoverable oil and gas reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effect of regulations by governmental agencies, and assumptions governing future oil and gas prices, future operating costs, severance taxes, development costs and workover costs. The future drilling costs associated with reserves assigned to proved undeveloped locations may ultimately increase to the extent that these reserves may be later determined to be uneconomical.

Davis reports the value of its proved oil and natural gas reserves under both the standardized measure of discounted future net cash flows and under a non-GAAP financial measure known as PV-10 which reflect the estimated value of future net cash flows from such reserves under certain oil and gas commodities prices. See “Information About Davis – Oil, Gas and Natural Gas Liquids Reserve Information.”  Davis accounts for its oil and gas producing activities using the full cost method of accounting.  Accordingly, the value of Davis’ oil and gas properties on its Financial Statements reflects the historical cost of finding and developing proved reserves, net of accumulated depreciation, depletion and amortization and related deferred taxes, not the value of such reserves or their associated net cash flows.  The carrying value of Davis’ oil and gas properties on its consolidated financial statements is limited, however, to the full cost ceiling (described below), which is the deemed value of such properties based on estimated future net cash flows assuming certain future oil and gas commodities prices.  Any significant inaccuracy in the assumptions affecting the estimated quantity and value of the reserves and/or the rate of depletion of such oil and gas properties could affect the carrying value of Davis’ oil and gas properties.

Oil and Gas Properties

Davis accounts for its oil and gas producing activities using the full cost method of accounting as prescribed by the SEC.  Accordingly, all costs incurred in the acquisition, exploration, and development of proved oil and gas properties, including the costs of abandoned properties, dry holes, geophysical costs, and annual lease rentals, are capitalized.  Internal costs that are directly related to finding and developing oil and gas properties are also capitalized.  Davis capitalized $1.5 million and $2.1 million of internal costs in 2015 and 2014, respectively.  All general corporate costs are expensed as incurred.  Sales or other dispositions of oil and gas properties are accounted for as adjustments to capitalized costs with no gain or loss recorded unless the relationship of cost to proved reserves would significantly change.  Depletion of evaluated oil and gas properties is computed on the units-of-production method based on proved reserves.  The net capitalized costs of proved oil and gas properties are subject to a quarterly full cost ceiling limitation in which the costs are not allowed to exceed their related estimated future net revenues using the twelve-month average of the first-day-of-the-month reference prices as adjusted for location and quality differentials and discounted at 10%, net of tax considerations.  Costs associated with unevaluated properties are excluded from the full cost pool until a determination is made as to whether proved reserves can be attributed to the related properties.  Unevaluated properties are evaluated periodically to determine whether the costs incurred should be reclassified to the full cost pool and thereby subject to amortization.

Capitalized costs of oil and gas properties, net of accumulated depreciation, depletion and amortization and related deferred taxes, are limited to the estimated future net cash flows from proved oil and gas reserves, including the effect of cash flow hedges in place, discounted at 10%, plus the lower of cost or fair value of unproved properties, as adjusted for related income tax effects (the full cost ceiling). If capitalized costs exceed the full cost ceiling, the excess is charged to write-down of oil and gas properties in the quarter in which the excess occurs.

Given the volatility of oil and gas prices, it is probable that Davis’ estimate of discounted future net cash flows from estimated proved oil and gas reserves will change in the near term. If oil or gas prices decline further, even for only a short period of time, or if Davis has downward revisions to its estimated volumes of proved reserves, it is possible that further write-downs of oil and gas properties could occur.

Asset Retirement Obligations

Davis records a liability equal to the fair value of the estimated cost to retire an asset.  The asset retirement obligation (“ARO”) liability is recorded in the period in which the obligation meets the definition of a liability.  When an ARO liability is recorded, Davis increases the carrying amount of the related long-lived asset by an amount equal to the original liability.  The liability is then accreted to its expected value each period, and the capitalized cost is depreciated over the useful life of the long-lived asset.  Any difference between costs incurred upon settlement of an asset retirement obligation and the recorded liability is recognized as an increase or decrease to proved properties, similar to how Davis recognizes gains and losses on divested oil and gas properties.  The ARO is based on a number of assumptions requiring judgment.  Davis cannot predict the type of revisions to these assumptions that will be required in future periods or the availability of additional information, including prices for oil field services, technological changes, governmental requirements, and other factors.

Deferred Taxes

Deferred income taxes are provided to reflect the tax consequences in future years of differences between the financial statement and tax bases of assets and liabilities.  A valuation allowance is established to reduce deferred tax assets if it is more likely-than-not that the related tax benefits will not be realized.

Commodity Hedging Contracts and Other Derivatives

Davis periodically enters into derivative contracts to hedge future crude oil and natural gas production in order to mitigate the risk of market price fluctuations.  All derivatives are recognized on the balance sheet and measured at fair value.  Davis does not designate its derivative contracts as hedges, as defined in ASC 815, Derivatives and Hedging, and accordingly, recognizes changes in fair value, both realized and unrealized, as (gains) loss on derivative instruments in its income statement.  Cash flows are only impacted to the extent the actual settlements under the contracts result in Davis making a payment to or receiving a payment from the counterparty.

Davis uses a variety of derivative instruments, such as swaps, collars, puts, calls and various combinations of these instruments, which may be utilized to manage exposure to the volatility of oil and gas commodity prices.  Currently, Davis does not use derivatives to manage its exposure to fluctuations in interest rates.

The derivatives instruments Davis has in place are not classified as hedges for accounting purposes.  These derivative contracts are reflected at fair value on Davis’ balance sheet and are marked-to-market each quarter with fair value gains and losses, both realized and unrealized, recognized currently as a gain or loss on mark-to-market derivative contracts on the income statement.  Consequently, Davis expects continued volatility in its reported earnings as changes occur in the NYMEX index.  Cash flow is only impacted to the extent the actual settlements under the contracts result in making or receiving a payment from the counterparty.

The estimation of fair values of derivative instruments requires substantial judgment.  Valuation calculations incorporate estimates of future NYMEX prices, discount rates and price movements. As a result, Davis calculates the fair value of its commodity derivatives using an independent third-party’s valuation model that utilizes market-corroborated inputs that are observable over the term of the derivative contract. Davis’ fair value calculations also incorporate an estimate of the counterparties’ default risk for derivative assets and an estimate of its default risk for derivative liabilities. Davis also uses third-party valuations to determine the fair values of the contracts that are reflected on its consolidated balance sheets. Realized and unrealized gains and losses are also included in income (expense) on its consolidated statements of operations.

Results of Operations For the Six  Months Ended June 30 , 2016 and 2015

Davis’ results of operations are significantly affected by fluctuations in oil and gas prices.  The following table reflects Davis’ production and average prices for crude oil, natural gas and natural gas liquids.  These historical results are not necessarily indicative of results to be expected in future periods.

	Three Months Ended June 30,		Six Months Ending June 30,
($ in thousands, except average sales prices)	2016	2015	2016	2015
Production
Oil - Bbls	39,297	70,444	74,015	131,017
NGL - Bbls	20,117	39,937	50,379	66,057
Natural Gas - Mcf	646,020	704,767	1,046,385	1,417,828
Total - BOE(2)	167,084	227,842	298,792	433,379
Total - Mcfe(1)	1,002,504	1,367,053	1,792,749	2,600,272

Revenue
Oil	$1,731,953	$3,793,559	$2,771,640	$6,641,138
NGL	359,504	904,953	713,138	1,520,713
Natural Gas	1,260,500	1,949,844	2,046,110	4,038,172
Total	$3,351,957	$6,648,356	$5,530,888	$12,200,023

Average Sales Price
Oil - per Bbl	$44.07	$53.85	$37.45	$50.69
NGL - per Bbl	$17.87	$22.66	$14.16	$23.02
Natural Gas - per Mcf	$1.95	$2.77	$1.96	$2.85
Total - per BOE(2)	$20.06	$29.18	$18.51	$28.15
Total - per Mcf(1)	$3.34	$4.86	$3.09	$4.69

(1)	Thousand cubic feet equivalent on the basis of one barrel of oil or natural gas liquids equal to six thousand cubic feet (Mcf) of natural gas.

(2)	Barrels of oil equivalent have been calculated on the basis of six thousand cubic feet (Mcf) of natural gas equal to one barrel of oil equivalent.

Comparison of Results of Operations for the Three and Six Months Ended June 30, 2016 and 2015

For the three months ended June 30, 2016, Davis had a net loss of $(13.7 million), or $(0.09) per diluted share compared to a net loss of $(7.1 million), or $(0.05) per diluted share in the same period of 2015.  In the 2016 period Davis had a ceiling test write-down of $7.8 million compared with a ceiling test write-down of $6.6 million for the same period of 2015.

Davis had a net loss of $(26.9 million), or $(0.18) per diluted share for the six months ended June 30, 2016 compared to a net loss of $(9.3 million), or $(0.06) per diluted share in the same period in 2015. The 2016 net loss was impacted by impairments of oil and gas properties (ceiling test write-downs) in the amount of $18.5 million in the first six months of 2016 compared with write-downs of $6.6 million for the same period in 2015.

Revenue

Oil and gas revenue for the three months ended June 30, 2016 was $3.4 million compared to $6.8 million in the same period in 2015.  Davis’ realized oil price of $44.07 per Bbl for the three months ended June 30, 2016 was an 18.2% decrease from $53.85 per Bbl realized for the three months ended June 30, 2015.  Production of 167,084 Boe for the three months ended June 30, 2016 compared to 227,842 Boe for the same period in 2015.  Total production decreased primarily as a result of normal production declines (68,492 Boe), sold and abandoned wells (9,431 Boe) and a well shut-in for recompletion (37,805 Boe) and was partially offset by 55,338 Boe of production from the recently completed E.E. Broussard #1 ST2 well in the Cameron Canal field.

Oil and gas revenue for the six months ended June 30, 2016 was $5.5 million compared to $12.3 million in the same period in 2015.  Davis’ realized oil price of $37.45 per Bbl for the six months ended June 30, 2016 was a 26.1% decrease from $50.69 per Bbl realized for the six months ended June 30, 2015.  Production of 298,792 Boe for the six months ended June 30, 2016 decreased from 433,379 Boe for the six months ended June 30, 2015.  Total production decreased primarily as a result of normal production declines (81,236 Boe), sold and abandoned wells (35,915 Boe) and a well shut-in for recompletion (66,952 Boe) and was partially offset by 49,516 Boe of production from the recently completed E.E. Broussard #1 ST2 well in the Cameron Canal field.

Prices

The average realized natural gas prices per Mcf for the three months ended June 30, 2016 were $1.95 compared to $2.77 for the same period of 2015.  Average realized oil prices per Bbl for the three months ended June 30, 2016 were $44.07 compared to $53.85 for the same period of 2015, and the average realized natural gas liquids prices per Bbl were $17.87 for the three months ended June 30, 2016 compared to $22.66 for the same period of 2015. Stated on an Boe basis, unit prices received during 2016 were 31.3% lower than the prices received during 2015.

The average realized natural gas prices per Mcf for the six months ended June 30, 2016 were $1.96 compared to $2.85 for the same period of 2015.  Average realized oil prices per Bbl for the six months ended June 30, 2016 were $37.45 compared to $50.69 for the same period of 2015, and the average realized natural gas liquids prices per Bbl were $14.16 for the six months ended June 30, 2016 compared to $23.02 for the same period of 2015. Stated on an Mcfe basis, unit prices received during 2016 were 34.2% lower than the prices received during 2015.

Lease Operating Expenses

	Three Months Ended June 30,		Six Months Ending June 30,
($ in thousands)	2016	2015	2016	2015
Lease operating expenses	$820	$1,436	$1,647	$3,493
Production taxes	259	392	399	710
Total LOE	$1,079	$1,828	$2,046	$4,203

LOE per BOE	6.46	8.02	6.85	9.70
LOE per BOE without production taxes	4.91	6.30	5.51	8.06

Lease operating and production costs and production taxes decreased 40% to $1,079 thousand in the three months ended June 30, 2016 from $1,828 thousand in the same period of 2015 primarily due to the cost savings associated with de-manning the Lac Blanc platform ($172 thousand), sold and abandoned wells ($371 thousand), as well as normal production declines ($73 thousand).  The decrease in total production taxes was primarily due to lower commodity prices.

For the six months ended June 30, 2016, lease operating and production costs and production taxes decreased 51% from the same period in 2015 primarily due to the cost savings associated with de-manning the Lac Blanc platform ($402 thousand), sold and abandoned wells ($1,247 thousand), as well as normal production declines ($197 thousand). The decrease in total production taxes was primarily due to lower commodity prices. The majority of Davis’ properties that are subject to severance taxes are assessed on the oil and gas sales value.

General and Administrative Expenses

($ in thousands)	Three Months Ended June 30,		Six Months Ending June 30,
General and administrative:	2016	2015	2016	2015
Stock based compensation	$2,803	$301	$3,000	$558
Capitalized	(1,715)	-	(1,715)	-
Net stock-based compensation	1,088	301	1,285	558

Other	5,269	2,509	7,872	5,502
Capitalized	(886)	(426)	(1,315)	(990)
Net other	4,383	2,083	6,557	4,512
Net general and administrative expenses	$5,471	$2,384	$7,842	$5,070

General and administrative expenses were $5.5 million for the three months ended June 30, 2016 compared to $2.4 million in the same period of 2015.   Included in general and administrative expenses for 2016 were severance of $2.9 million, merger related costs of $0.4 million, share-based compensation costs, net of amounts capitalized, of $1.1 million, compared to $0.3 million in 2015. Davis capitalized $2.6 million of its general and administrative costs during 2016 compared to $0.4 million in 2015.

General and administrative expenses were $7.8 million for the six months ended June 30, 2016 compared to $5.1 million in the same period of 2015.   Included in general and administrative expenses for 2016 were severance of $3.5 million, merger related costs of $1.0 million, share-based compensation costs, net of amounts capitalized, of $1.3 million, compared to $0.6 million in 2015. Davis capitalized $3.0 million of its general and administrative costs during 2016 compared to $1.0 million in 2015. Davis expects ongoing general and administrative expenses to decrease further in 2016 as a result of termination of employment of all non-essential personnel in anticipation of the merger.

Depreciation, Depletion and Amortization

	Three Months Ended June 30,		Six Months Ending June 30,
($ in thousands, except DD&A per BOE)	2016	2015	2016	2015
Production - MBOE	167,084	227,842	298,792	433,379
Depreciation, depletion and amortization	$1,921	$4,822	$3,631	$10,335
DD&A per BOE	$11.50	$21.16	$12.15	$23.85

Depreciation, depletion and amortization (“DD&A”) expenses for the three months ended June 30, 2016 totaled $1.9 million, or $11.50 per Boe, compared to $3.6 million, or $12.15 per Boe, during the same period of 2015.   DD&A expenses for the six months ended June 30, 2016 totaled $3.6 million, or $12.15 per Boe, compared to $10.3 million, or $23.85 per Boe, during the same period of 2015.  The decrease in the per unit DD&A rate was primarily the result of ceiling test write-downs in 2015 ($42.9 million) and 2016 ($18.5 million) and a reduction in future development costs ($22.0 million).  Davis expects its DD&A rate for 2016 to be lower than the rate during 2015.

At June 30, 2016, the prices used in computing the estimated future net cash flows from Davis’ estimated proved reserves, averaged $2.25 per Mcf of natural gas with respect to Louisiana and Gulf of Mexico properties, $2.25 per Mcf of natural gas with respect to with respect to Texas properties and $42.46 per barrel of oil and natural gas liquids, in each case adjusted by field for quality, transportation fees and market differentials. As a result of lower average commodity prices and their negative impact on Davis’ estimated proved reserves and estimated future net cash flows, Davis recognized a ceiling test write-down of approximately $18.5 million in the six-month period of 2016 and $6.6 million in the same period of 2015.

Interest Expense

Interest expense decreased 69% to $71 thousand during the three months ended June 30, 2016 from $226 thousand during the same period of 2015.  Interest expense totaled $114 thousand during the six months ended June 30, 2016 compared to $305 thousand in the same period of 2015.  The decrease in 2016 was due to lower amounts outstanding under Davis’ senior bank credit facility.

Income Tax Expense

Income tax benefit during the six months ended June 30, 2016, totaled $27 thousand compared to $4.9 million during 2015. Davis typically provides for income taxes at a statutory rate of 35% adjusted for permanent differences expected to be realized, primarily statutory depletion, non-deductible stock compensation expenses and state income taxes.

At June 30, 2016, the effective tax rate of 0.10% is less than the statutory tax rate of 35% because Davis has recorded a full valuation allowance against its federal and Louisiana net deferred tax assets.  The income tax benefit of $27 thousand is related to Texas deferred taxes against which Davis has not recorded a valuation allowance.

Liquidity and Capital Resources

Davis’ principal requirements for cash, other than working capital needs for existing operations, are costs of development of oil and gas properties, retirement of debt and the acquisition of oil and gas properties.  Davis has historically funded its development program, debt repayments and acquisitions with cash flow from operations, bank financing, property divestitures and joint ventures with industry partners.  Davis believes its liquidity and capital resources are sufficient to meet its obligations.

Cash Flow

	Six Months Ended June 30,
($ in thousands)	2016	2015
Net cash used in operating activities	$(2,425)	$(1,323)
Net cash used in investing activities	$(7,817)	$(14,296)
Net cash provided by financing activities	$8,610	$9,790

Credit Facility

Davis’ senior bank credit facility provides for secured senior revolving credit availability of up to $9.0 million as of July 1, 2016 from a bank group led by Bank of America, N.A., subject to compliance with financial and other covenants.  In January 2013, the termination date of the senior bank credit facility was extended to January 4, 2016, in July 2015, the termination date of the senior bank credit facility was extended to July 6, 2016, and on July 1, 2016, the termination date of the senior bank credit facility was extended to September 30, 2016.  Davis’ obligations under its senior bank credit facility are secured by a security interest in substantially all of its oil and gas properties.  At June 30, 2016, Davis had $9.0 million of borrowings under its senior bank credit facility. As a condition to the merger, the combined company must enter into a reserve based revolving credit facility effective immediately following the merger that provides an initial borrowing base and minimum aggregate loan commitments of not less than $44.0 million and that is subject to terms and conditions acceptable to each of Yuma and Davis in their reasonable discretion.

Six Months Ended June 30, 2016 Compared to the Six Months Ended June 30, 2015

In 2016, cash used in investing activities included $8.9 million of capital expenditures, a majority of which were related to the drilling of the E.E. Broussard #1 ST2 in the Cameron Canal field which began production in April 2016.  These expenditures were partially offset by Davis’ receipt of $1.1 million of derivative settlements.  In 2015, cash used in investing activities included $19.0 million of capital expenditures partially offset by Davis’ receipt of $4.7 million of derivative settlements.

Net cash provided by financing activities consisted of borrowings under the revolving credit facility of $9.0 million in 2016 and $10.0 million in 2015.

Davis has financed its acquisition, exploration and development activities to date principally through cash flow from operations, bank borrowings and sales of assets. As of June 30, 2016, Davis had approximately $2.4 million of cash on hand and had $9.0 million outstanding under its senior bank credit facility. At such date, Davis had no availability under its senior bank credit facility, subject to compliance with the financial covenants thereunder.   To the extent additional capital is required, Davis may draw funds available under its senior bank credit facility, sell equity or debt securities, evaluate the sale of additional assets, enter into joint venture arrangements or reduce its capital expenditure budget to manage its liquidity position.

Prices for oil and natural gas are subject to many factors beyond Davis’ control, such as weather, the overall condition of the global financial markets and economies, relatively minor changes in the outlook of supply and demand, and the actions of OPEC. Oil and natural gas prices have a significant impact on Davis’ cash flows available for capital expenditures and its ability to borrow and raise additional capital. The amount Davis can borrow under its senior bank credit facility is subject to periodic re-determination based in part on changing expectations of future prices. Lower prices may also reduce the amount of oil and natural gas that Davis can economically produce. Lower prices and/or lower production may decrease revenues, cash flows and the borrowing base under the senior bank credit facility, thus reducing the amount of financial resources available to meet Davis’ capital requirements. Davis’ ability to comply with the covenants in its debt agreements is dependent upon the success of its exploration and development program and upon factors beyond its control, such as oil and natural gas prices.

Results of Operations For the Years Ended December 31, 2015 and 2014

Davis’ results of operations are significantly affected by fluctuations in oil and gas prices.  The following table reflects Davis’ production and average prices for crude oil, natural gas and natural gas liquids.  These historical results are not necessarily indicative of results to be expected in future periods.

	Years Ended December 31,
($ in thousands, except average per sales prices)	2015	2014
Production:
Oil (Bbls)	209,500	410,200
Natural Gas (Mcf)	2,547,300	3,174,800
Natural Gas Liquids (Bbls)	129,700	439,700
Total Production (Boe) (2)	763,800	1,379,000
Sales:
Total oil sales	$9,764	$38,676
Total natural gas sales	6,687	14,029
Total natural gas liquids sales	2,176	5,810
Total oil, natural gas liquids and natural gas sales	$18,627	$58,515
Average sales prices:
Oil (per Bbl)	$46.61	$94.29
Natural Gas (per Mcf)	2.63	4.42
Natural Gas Liquids (per Bbl)	16.78	13.21
Per Mcfe (1)	4.06	7.07
Per Boe (2)	24.39	42.43

(1)	Thousand cubic feet equivalent on the basis of one barrel of oil or natural gas liquids equal to six thousand cubic feet (Mcf) of natural gas.

(2)	Barrels of oil equivalent have been calculated on the basis of six thousand cubic feet (Mcf) of natural gas equal to one barrel of oil equivalent.

Comparison of Results of Operations for the Years Ended December 31, 2015 and 2014

Davis had a net loss of $(65.1 million), or $(0.44) per diluted share for 2015 compared to net income of $4.7 million, or $0.03 per diluted share in 2014. The 2015 net loss was impacted significantly by impairments of oil and gas properties (ceiling test write-downs) in the amount of $42.9 million in 2015 compared with none for 2014.

Revenue

Oil and gas revenue in 2015 was $18.6 million compared to $58.5 million in 2014.  Davis’ realized oil price of $46.61 per Bbl in 2015 was a 50.6% decrease from $94.29 per Bbl realized in 2014.  Production of 763,800 Boe in 2015 decreased from 1,379,000 Boe in 2014 principally due to the disposition of the offshore properties in 2014.  Total production decreased 45% to 763,800 Boe primarily as a result of the sale of the offshore properties (115,599 Boe), normal production declines (260,176 Boe), and sold and abandoned wells (135,591 Boe).  Partially offsetting these decreases were increases relating to new wells in the Chalktown field (174,697 Boe). As a result of the current low commodity price environment, Davis’ 2016 capital expenditures budget is expected to be significantly lower than its 2015 capital expenditures.  Notwithstanding the decreased capital expenditures budget in 2016, Davis expects its total production in 2016 to increase from 2015 as a result of the recent completion of the E.E. Broussard #1 ST3 well in the Cameron Canal gas field, which will be offset, in part, by normal production declines at Davis’ existing producing assets.

Prices.  The average realized natural gas prices per Mcf for 2015 were $2.63 compared to $4.42 for 2014.  Average realized oil prices per Bbl for 2015 were $46.61 compared to $94.29 for 2014, and the average realized natural gas liquids prices per Bbl were $16.78 for the year ended December 31, 2015 compared to $13.21 for 2014. Stated on an Mcfe basis, unit prices received during 2015 were 43% lower than the prices received during 2014.

Revenue.  Revenues in 2015 decreased 68% to $18.8 million compared to revenues of $58.7 million in 2014 primarily due to substantially lower average realized oil and gas prices as well as lower production volumes.  The decrease in 2015 production volumes was primarily a result of the offshore divestiture which was completed in August 2014.

Lease Operating Expenses

	Years Ended December 31,
	2015	2014
Lease operating expenses	$6,510	$12,611
Production taxes	1,106	2,468
Total LOE	$7,616	$15,079

LOE per BOE	9.97	10.93
LOE per BOE without production taxes	8.52	9.15

The decrease in lease operating and production costs and production taxes in 2015 compared to 2014 was primarily due to the sale of the offshore properties ($2.0 million), cost savings associated with de-manning the Lac Blanc platform ($0.5 million), as well as normal production declines ($3.1 million) and downtime at certain of Davis’ Louisiana and Texas Gulf Coast region fields ($1.1 million). The decrease in total production taxes was primarily due to lower commodity prices. The majority of Davis’ properties that are subject to severance taxes are assessed on the oil and gas sales value. As a result of the current commodity pricing environment, Davis expects a decrease in its total and per unit production taxes in 2016 compared to 2015.

General and Administrative Expenses

	Years Ended December 31,
	2015	2014
General and administrative:
Stock based compensation	$933	$2,378
Capitalized	-	(1,712)
Net stock-based compensation	933	666

Other	8,371	12,010
Capitalized	(1,502)	(2,737)
Net other	6,869	9,273
Net general and administrative expenses	$7,802	$9,939

General and administrative expenses decreased 21%, primarily due to lower employee-related costs as a result of the offshore divestiture.  Included in general and administrative expenses for 2015 were share-based compensation costs, net of amounts capitalized, of $0.9 million, compared to $1.7 million in 2014. Davis capitalized $1.5 million of its general and administrative costs during 2015 compared to $2.7 million in 2014. Davis expects ongoing general and administrative expenses to decrease further in 2016 as a result of termination of employment of all non-essential personnel in anticipation of the merger. Davis expects to recognize approximately $4.7 million of severance costs and approximately $1.2 million in share-based compensation costs during 2016 primarily related to vesting of restricted stock awards in connection with terminations of employment.

Depreciation, Depletion and Amortization

	Years Ended December 31,
	2015	2014
Production - MBOE	763,800	1,379,000
Depreciation, depletion and amortization	$17,413	$31,880
DD&A per BOE	$22.80	$23.12

Depreciation, depletion and amortization (“DD&A”) expenses for 2015 totaled $17.4 million, or $22.80 per Boe, compared to $31.9 million, or $23.12 per Boe, during 2014.  Our DD&A rate can fluctuate as a result of impairments, divestments, and changes in the mix of our production and the underlying proved reserve volumes. The per unit DD&A rate decreased in 2015 due to reductions in the cost basis to be depleted as a result of proved properties that were impaired at June 30, 2015 and the decrease in the cost basis and proved reserves as a result of the offshore divestiture in 2014.  Davis expects its DD&A rate for 2016 to be lower than the rate during 2015.

At December 31, 2015, the prices used in computing the estimated future net cash flows from Davis’ estimated proved reserves, averaged $2.59 per Mcf of natural gas with respect to Louisiana and Gulf of Mexico properties, $2.55 per Mcf of natural gas with respect to with respect to Texas properties and $50.28 per barrel of oil and natural gas liquids, in each case adjusted by field for quality, transportation fees and market differentials. As a result of substantially lower average commodity prices during 2015 and their negative impact on Davis’ estimated proved reserves and estimated future net cash flows, Davis recognized a ceiling test write-down of approximately $42.9 million in 2015.

Interest Expenses

Interest expense totaled $0.6 million and during 2015 compared to $1.2 million in 2014.  The decrease was due to lower amounts outstanding under Davis’ senior bank credit facility during 2015 following the offshore divestiture in August 2014 and the application of approximately $33.5 million of proceeds to pay off debt under Davis’ senior bank credit facility.  As a result of the continuation of relatively low borrowings under its senior bank facility during 2016, Davis expects interest expense for 2016 to remain substantially the same compared to 2015.

Income Tax Expense

	Years Ended December 31,
	2015	2014
Consolidated net income (loss) before income taxes	$(54,597)	$7,162

Income tax expense (benefit)	10,461	2,484
Effective tax rate	-19.16%	34.70%

Income tax expense (benefit) during the year ended December 31, 2015, totaled $10.5 million compared to $2.5 million during 2014. Davis typically provides for income taxes at a statutory rate of 35% adjusted for permanent differences expected to be realized, primarily statutory depletion, non-deductible stock compensation expenses and state income taxes.

At December 31, 2015, Davis had a deferred tax asset related to federal and state net operating loss carryforwards of approximately $54.0 million.  Realization of the deferred tax asset is dependent, in part, on generating sufficient taxable income prior to expiration of the loss carryforwards.  At December 31, 2015, Davis recorded a full valuation allowance against its federal and Louisiana net deferred tax asset of $31.3 million because Davis believed it was more likely than not that the asset will not be utilized based on losses over the most recent three-year period.  At December 31, 2015 Davis did not record a valuation allowance against its Texas net deferred tax asset of $1.4 million based on its assessment of several factors, including a history of paying Texas Margins tax and projected future Texas Margins tax expense.

Liquidity and Capital Resources

Davis’ principal requirements for cash, other than working capital needs for existing operations, are costs of development of oil and gas properties, retirement of debt and the acquisition of oil and gas properties.  Davis has historically funded its development program, debt repayments and acquisitions with cash flow from operations, bank financing, property divestitures and joint ventures with industry partners.  Davis believes its liquidity and capital resources are sufficient to meet its obligations.

Davis anticipates that its cash obligations with respect to development of its wells will be provided by Davis’ operating cash flows, in accordance with its internal estimates and its capital expenditures budget.  Davis anticipates no further capital expenditures for 2016 as the EE Broussard #1 well has been completed, $8.8 million of budgeted capital expenditures for 2017, and $5.7 million of budgeted capital expenditures for 2018.  Davis’ internal estimates assume year-end 2015 SEC pricing in the development plan.

Cash Flow

	Years Ended December 31,
($ in thousands)	2015	2014
Net cash provided by operating activities	$11,076	$32,646
Net cash provided by (used in) investing activities	(12,279)	6,980
Net cash used in financing activities	(5,210)	(35,699)

Credit Facility

Davis’ senior bank credit facility provides for secured senior revolving credit facility with current borrowing base availability of up to $9.0 million from a bank group led by Bank of America, N.A., subject to compliance with financial and other covenants.  In January 2013, the termination date of the senior bank credit facility was extended to January 4, 2016, in July 2015, the termination date of the senior bank credit facility was extended to July 6, 2016, and on July 1, 2016, the termination date of the senior bank credit facility was extended to September 30, 2016. Davis’ obligations under its senior bank credit facility are secured by a security interest in substantially all of its oil and gas properties.  At December 31, 2015, Davis had no borrowings under its senior bank credit facility, and as of August 24 , 2016, Davis had approximately $9.0 million of borrowings under its senior bank credit facility. As a condition to the merger, the combined company must enter into a reserve based revolving credit facility effective immediately following the merger that provides an initial borrowing base and minimum aggregate loan commitments of not less than $44.0 million and that is subject to terms and conditions acceptable to each of Yuma and Davis in their reasonable discretion.

Asset Dispositions

Davis does not budget property divestitures; however, it continuously evaluates its property base to determine if there are assets that no longer meet its strategic objectives. From time to time Davis may divest certain assets in order to provide liquidity to strengthen its balance sheet or provide capital to be reinvested in higher rate of return projects.

Proceeds from asset dispositions were $1.7 million in 2015 compared to $33.5 million in 2014.  Net proceeds in 2014 were from the sale of Davis’ interests in the offshore divestiture.  In 2015, the net proceeds were from the sale of interests in the Cat Spring field of $74.6 thousand, interests in the Carter Estate #1 field of $867.5 thousand, and various overriding royalty interests for $768 thousand.

Asset Acquisitions

Davis is continuously evaluating opportunities to expand its existing asset base or establish positions in new core areas.  Effective August 1, 2015, Davis purchased additional working interests in its Lac Blanc field for $1.4 million.

Davis expects to finance future acquisition activities, if consummated, through cash on hand or available borrowings under its senior bank credit facility. Davis may also utilize sales of equity or debt securities, or sales of properties or assets, if necessary. Davis cannot assure that such additional financings will be available on acceptable terms, if at all.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Operating cash flow decreased primarily as a result of the offshore divestiture in 2014, which lowered revenue by approximately $10.1 million, a 46% decrease in realized oil and gas prices and lower production volumes, which were partially offset by proceeds from the settlement of an arbitration proceeding in which Davis received approximately $7.1 million.

In 2015, cash used in investing activities included $22.9 million of capital expenditures, a majority of which were related to the timing of Davis’ payments for wells that were drilled late in 2014.  These expenditures were partially offset by Davis’ receipt of $10.3 million of derivative settlements.  In 2014, cash provided by investing activities included $33.5 million from the offshore divestiture, partially offset by capital expenditures of $27.4 million.

Net cash used in financing activities consisted of payments of the revolving credit facility of $15.0 million in 2015 and $40.0 million in 2014, which were partially offset by borrowings of $10.0 million in 2015 and $5.0 million in 2014.

Davis has financed its acquisition, exploration and development activities to date principally through cash flow from operations, bank borrowings and sales of assets. As of December 31, 2015, Davis had approximately $4.1 million of cash on hand and had no borrowings outstanding under its senior bank credit facility. At such date, Davis had $24.0 million of availability under its senior bank credit facility, subject to compliance with the financial covenants thereunder.  To the extent additional capital is required, Davis may draw funds available under its senior bank credit facility, sell equity or debt securities, evaluate the sale of additional assets, enter into joint venture arrangements or reduce its capital expenditure budget to manage its liquidity position.

Prices for oil and natural gas are subject to many factors beyond Davis’ control, such as weather, the overall condition of the global financial markets and economies, relatively minor changes in the outlook of supply and demand, and the actions of OPEC. Oil and natural gas prices have a significant impact on Davis’ cash flows available for capital expenditures and its ability to borrow and raise additional capital. The amount Davis can borrow under its senior bank credit facility is subject to periodic re-determination based in part on changing expectations of future prices. Lower prices may also reduce the amount of oil and natural gas that Davis can economically produce. Lower prices and/or lower production may decrease revenues, cash flows and the borrowing base under the senior bank credit facility, thus reducing the amount of financial resources available to meet Davis’ capital requirements. Davis’ ability to comply with the covenants in its debt agreements is dependent upon the success of its exploration and development program and upon factors beyond its control, such as oil and natural gas prices.

Derivative Instruments

Davis periodically seeks to reduce its exposure to commodity price volatility by hedging a portion of production through commodity derivative instruments. During 2015, Davis received approximately $10.0 million from the counterparties to its derivative instruments in connection with net hedge settlements. Currently, Davis does not use derivatives to manage its exposure to fluctuations in interest rates.

The level of derivative activity Davis engages in depends on its view of market conditions, available derivative prices and operating strategy.  A variety of derivative instruments, such as swaps, collars, puts, calls and various combinations of these instruments, may be utilized to manage exposure to the volatility of oil and gas commodity prices.

When engaging in oil and gas commodities swaps, Davis is required to pay the difference between the floating price and the fixed price (when the floating price exceeds the fixed price) regardless of whether Davis has sufficient production to cover the quantities specified in the hedge. Significant reductions in production at times when the floating price exceeds the fixed price could require Davis to make payments under certain hedge agreements even though such payments are not offset by sales of production. Hedging may also prevent Davis from receiving the full advantage of increases in oil or gas prices above the fixed amount specified in the hedge.

As of March 31, 2016, Davis had entered into the following gas hedge contract:

Production Period	Instrument Type	Daily Volumes	Weighted Average Price
Natural Gas:
2016	Natural Gas Swap	3,000 MMBtu	$4.05

Crude Oil:
April 2016 - June 2016	Swap	400 Bbls	$42.05
July 2016 – December 2016	Three-Way Collar	400 Bbls	$30.00 – 40.00 – 50.00

A “Three-Way Collar” combines a sold put, a purchased put and a sold call. The purchased put and sold put establish a floating minimum price and the sold call establishes a maximum price Davis will receive for the volumes under contract.

The fair market value of Davis’ commodity derivative contracts in place at March 31, 2016 and 2015, were $1.6 million and $7.6 million, respectively.

MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE MERGER

Pursuant to the terms of the merger agreement, at and after the effective time of the merger, the Yuma Delaware board of directors shall consist of seven members. Yuma Delaware’s board of directors has nominated seven persons in accordance with the terms of the merger agreement, pursuant to which Yuma has nominated three directors and Davis has nominated four directors. Of the seven persons nominated to the Yuma Delaware board of directors four are current directors of Yuma, one of which was nominated by Davis. Assuming the merger agreement is approved and adopted, immediately following the effective time of the merger, Yuma Delaware’s directors and executive officers will consist of four of the current directors of Yuma, one of whom was nominated by Davis, three new independent directors nominated by Davis, and all of Yuma’s current executive officers.

The following table lists the names and ages as of August 24 , 2016 and positions of the individuals who are expected to serve as directors and executive officers of the combined company upon completion of the merger.

Name	Age	Position

Sam L. Banks	66	Director, President and Chief Executive Officer
Paul D. McKinney	57	Executive Vice President and Chief Operating Officer
James J. Jacobs	38	Chief Financial Officer, Treasurer and Corporate Secretary
James W. Christmas	68	Director
Stuart E. Davies	46	Director
Frank A. Lodzinski	66	Director
Neeraj Mital	50	Director
Richard K. Stoneburner	62	Non-Executive Chairman of the Board of Directors
J. Christopher Teets	43	Director

Set forth below are descriptions of the backgrounds of the executive officers and directors of the combined company and their principal occupations for the past five years.

Sam L. Banks has been Yuma’s Chief Executive Officer and Chairman of the Board of Directors since the closing of the merger on September 10, 2014 and also President since October 10, 2014. He was the Chief Executive Officer and Chairman of the board of directors of Yuma Co. and its predecessor since 1983. He was also the founder of Yuma Co. He has 38 years of experience in the oil and gas industry, the majority of which he has been leading Yuma Co. Prior to founding Yuma Co., he held the position of Assistant to the President of Tomlinson Interests, a private independent oil and gas company. Mr. Banks graduated with a Bachelor of Arts from Tulane University in New Orleans, Louisiana, in 1972, and in 1976 he served as Republican Assistant Finance Chairman for the re-election of President Gerald Ford, under former Secretary of State, Robert Mosbacher.

Paul D. McKinney has been Yuma’s Executive Vice President and Chief Operating Officer since October 2014. Mr. McKinney served as a petroleum engineering consultant for Yuma’s predecessor from June 2014 to September 2014 and for Yuma from September 2014 to October 2014. Mr. McKinney served as Region Vice President, Gulf Coast Onshore, for Apache Corporation from 2010 through 2013, where he was responsible for the development and all operational aspects of the Gulf Coast region for Apache. Prior to his role as Region Vice President, Mr. McKinney was Manager, Corporate Reservoir Engineering, for Apache from 2007 through 2010. From 2006 through 2007, Mr. McKinney was Vice President and Director, Acquisitions & Divestitures for Tristone Capital, Inc. Mr. McKinney commenced his career with Anadarko Petroleum Corporation and held various positions with Anadarko over a 23 year period from 1983 to 2006, including his last title as Vice President of Reservoir Engineering, Anadarko Canada Corporation. Mr. McKinney has a Bachelor of Science degree in Petroleum Engineering from Louisiana Tech University.

James J. Jacobs has been Yuma’s Chief Financial Officer, Treasurer and Corporate Secretary since December 2015. He served as Yuma’s Vice President – Corporate and Business Development immediately prior to his appointment as Chief Financial Officer in December 2015 and has been with Yuma since 2013. He has 15 years of experience in the financial services and energy sector. In 2001, Mr. Jacobs worked as an Energy Analyst at Duke Capital Partners. In 2003, Mr. Jacobs worked as a Vice President of Energy Investment Banking at Sanders Morris Harris where he participated in capital markets financing, mergers and acquisitions, corporate restructuring and private equity transactions for various sized energy companies. From 2006 through 2013, Mr. Jacobs was the Chief Financial Officer, Treasurer and Secretary at Houston America Energy Corp., where he was responsible for financial accounting and reporting for U.S. and Colombian operations, as well as capital raising activities. Mr. Jacobs graduated with a Master’s Degree in Professional Accounting and a Bachelor of Business Administration from the University of Texas in 2001.

James W. Christmas has served as a director and member of Yuma’s audit and compensation committees since the closing of the merger on September 10, 2014. He has served as a director of Yuma Co. since November 2013. Mr. Christmas began serving as a director of Petrohawk Energy Corporation (“Petrohawk”) on July 12, 2006, effective upon the merger of KCS Energy, Inc. (“KCS”) into Petrohawk. He continued to serve as a director, and as Vice Chairman of the Board of Directors, for Petrohawk until BHP Billiton acquired Petrohawk in August 2011. He also served on the audit committee and the nominating and corporate governance committee. Mr. Christmas served as a member of the Board of Directors of Petrohawk, a wholly-owned subsidiary of BHP Billiton, and as chair of the financial reporting committee of such board from August 2013 through September 2014. Since February 2012, Mr. Christmas has served on the board of directors of Halcón Resources Corporation (“Halcón”) as Lead Outside Director and serves as chairman of its audit committee. On January 29, 2014, Mr. Christmas was appointed to the Board of Directors of Rice Energy, Inc., and serves as chairman of its audit committee and as a member of its compensation committee. He also serves on the Advisory Board of the Tobin School of Business of St. John’s University. He served as President and Chief Executive Officer of KCS from 1988 until April 2003 and Chairman of the Board and Chief Executive Officer of KCS until its merger into Petrohawk. Mr. Christmas was a Certified Public Accountant in New York and was with Arthur Andersen & Co. from 1970 until 1978 before leaving to join National Utilities & Industries (“NUI”), a diversified energy company, as Vice President and Controller. He remained with NUI until 1988, when NUI spun out its unregulated activities that ultimately became part of KCS. As an auditor and audit manager, controller and in his role as CEO of KCS, Mr. Christmas was directly or indirectly responsible for financial reporting and compliance with SEC regulations, and as such has extensive experience in reviewing and evaluating financial reports, as well as in evaluating executive and board performance and in recruiting directors. He has extensive experience in oil and gas company growth issues, with a focus on capital structure and business development strategies. Prior to his appointment as a Director, Mr. Christmas was a Board Advisor to Yuma Co. from August 2012 through November 2013. Mr. Christmas received a bachelor’s degree in accounting and an honorary degree of commercial science from St. John’s University.

Stuart E. Davies, CFA, has served as a director of Davis since 2006.  Mr. Davies also serves as a Managing Director at Bain Capital Credit (“BCC”). Mr. Davies joined Bain Capital Credit in 1999. He is a Managing Director and the Chief Investment Officer of BCC’s Opportunistic Credit business. He serves as the Portfolio Manager for the BCC's Credit Opportunities funds and BCC's separate accounts in opportunistic credit.  Prior to his current role, Mr. Davies was responsible for investments in the Metals and Mining sectors and ran BCC’s Middle Market Group from 1999 to 2008. Previously, he worked at the Prudential Capital Group, where he originated private placements and managed a portfolio of private placement investments primarily in the industrial manufacturing, mining, and service industries. In addition to serving as a Director of Davis, Mr. Davies serves as a Director of White Oak Energy and an Advisor of Nicolet Capital Partners, LLC. Mr. Davies is a Chartered Financial Analyst. He received an M.B.A. from the MIT Sloan School of Management and a B.A. from Yale University.

Frank A. Lodzinski has served as a director and member of Yuma’s audit committee since the closing of the merger on September 10, 2014. He has served as a director of Yuma Co. since August 2012. He has more than 44 years of oil and gas industry experience. In 1984, Mr. Lodzinski formed Energy Resource Associates, Inc., which acquired management and controlling interests in oil and gas limited partnerships, joint ventures and producing properties. Certain partnerships were exchanged for common shares of Hampton Resources Corporation in 1992, which Mr. Lodzinski joined as a director and President. Hampton was sold in 1995 to Bellwether Exploration Company. In 1996, Mr. Lodzinski formed Cliffwood Oil & Gas Corp. and in 1997, Cliffwood shareholders acquired a controlling interest in Texoil, Inc., where Mr. Lodzinski served as a director, Chief Executive Officer and President. In 2001, Mr. Lodzinski was appointed a director, Chief Executive Officer and President of AROC, Inc., to manage the restructuring and ultimate liquidation of that company.  In 2003, AROC completed a monetization of oil and gas assets with an institutional investor and began a plan of liquidation.  In 2004, Mr. Lodzinski formed Southern Bay Energy, LLC, the general partner of Southern Bay Oil & Gas, L.P., which acquired the residual assets of AROC, Inc., where he served as the managing member and President of Southern Bay Energy, LLC upon its formation.  The Southern Bay entities were merged into GeoResources in April 2007. Mr. Lodzinski served as a director, Chief Executive Officer and President of GeoResources, Inc. from April 2007 until its merger with Halcón in August 2012. He served as President and Chief Executive Officer of Oak Valley Resources, LLC from its formation in December 2012 until the closing of its strategic combination with Earthstone Energy, Inc. (“Earthstone”) in December 2014.  Since December 2014, Mr. Lodzinski has served as Chairman, President and Chief Executive Officer of Earthstone. He holds a BSBA degree in Accounting and Finance from Wayne State University in Detroit, Michigan.

Neeraj Mital has served as a director of Davis since 2009.  He was formerly a Senior Managing Director of Evercore Partners Inc., a New York-based global investment banking advisory and investment management firm, and Co-Head of its private equity business.  Mr. Mital has twenty-seven years of experience in principal investing and mergers and acquisitions.  Prior to joining Evercore in 1998, he was a Managing Director at The Blackstone Group.  From 1989 through 1991, Mr. Mital was with Salomon Brothers Inc.  Prior to joining Salomon Brothers, he was a CPA with Price Waterhouse.  Mr. Mital has also served on the Board of Directors of Sentral Energy, Ltd. since 2015 and alliantgroup, LP since 2006.  He received a B.S. in economics from The Wharton School at the University of Pennsylvania.

Richard K. Stoneburner has served as a director and member of Yuma’s compensation committee since the closing of the merger on September 10, 2014. He has served as a director of Yuma Co. since November 2013. He began his career as a geologist in 1977. Mr. Stoneburner joined Petrohawk Energy in 2003, where he led Petrohawk’s exploration program from 2005 to 2007 prior to serving as the company’s President and COO from 2007 to 2011. When BHP Billiton acquired Petrohawk in 2011, he was appointed President of the North America Shale Production Division where he managed operations in the Fayetteville Shale, the Haynesville Shale, the Eagle Ford Shale, and the Permian Basin divisions. Mr. Stoneburner currently serves on the Board of Directors of Tamboran Resources Limited and serves as a Managing Director to the private equity firm Pine Brook Partners. Prior to his appointment as Director, Mr. Stoneburner was a Board Advisor to Yuma Co. from July 2013 through November 2013. Mr. Stoneburner has a bachelor’s degree in geology from the University of Texas and a master’s degree in geological sciences from Wichita State University.

J. Christopher Teets has been a partner of Red Mountain Capital Partners LLC (“Red Mountain”), an investment management firm, since February 2005. Before joining Red Mountain, Mr. Teets was an investment banker at Goldman, Sachs & Co. Mr. Teets joined Goldman, Sachs & Co. in 2000 and was made a Vice President in 2004. Prior to Goldman, Sachs & Co., Mr. Teets worked in the investment banking division of Citigroup. Mr. Teets has also served as a director of Marlin Business Services Corp., since May 2010, as a director of Nature’s Sunshine Products, Inc., since December 2015 and as a director of Air Transport Services Group, Inc. since February 2009. Mr. Teets also previously served as a director of Encore Capital Group, Inc. from May 2007 until June 2015, and Affirmative Insurance Holdings, Inc., from August 2008 until September 2011. He holds a bachelor’s degree from Occidental College and an MSc degree from the London School of Economics.

Yuma Executive Compensation

Yuma Summary Compensation Table

The following table presents, for the years ended December 31, 2015 and 2014, the compensation of Mr. Sam L. Banks, Yuma’s principal executive officer, and Messrs. McKinney and Jacobs, Yuma’s two most highly-compensated executive officers (other than the principal executive officer) who were serving as executive officers (collectively, the “named executive officers” or “NEOs”) as of December 31, 2015. Yuma has employment contracts with each of its named executive officers. There has been no compensation awarded to, earned by or paid to any employees required to be reported in any table or column in the fiscal years covered by any table, other than what is set forth in the following table.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (2)	All Other Compensation ($) (3)	Total ($)

Sam L. Banks	2015	425,000		4,304	411,040	181,449	708,270	1,730,063
Principal Executive Officer	2014	141,667	(4)	-	-	-	368,182	509,849
James J. Jacobs (5)	2015	251,042		101,601	193,279	85,321	-	631,243
Chief Financial Officer, Treasurer and Corporate Secretary
Paul D. McKinney	2015	350,000		50,000	676,304	149,312	-	1,225,616
Executive Vice President – Chief Operating Officer

(1)
Represents the grant date fair value of awards granted during the indicated year, as determined in accordance with ASC Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Please see the discussion of the assumptions made in the valuation of these awards in the Financial Statements of Yuma included in this proxy statement/prospectus. Generally, the full grant date fair value is the amount that Yuma would expense in its financial statements over the award’s vesting schedule. These amounts reflect Yuma’s accounting expense, and do not correspond to the actual value that will be recognized by the named executive officers of Yuma.

(2)
The amounts for stock appreciation rights awards represent the estimated fair value of stock appreciation rights at the date of grant. Fair value of the stock appreciation rights is determined by the Black-Scholes option pricing model in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions used, see the Financial Statements of Yuma included in this proxy statement/prospectus. The terms of the stock appreciation rights grant are set forth below in the table “Outstanding Equity Awards at 2015 Fiscal Year-End.”

(3)
The amounts reported in this column include revenues received by Mr. Banks from overriding royalty interests pursuant to the royalty plan (as discussed below) from the date of the closing of the merger through December 31, 2014 and for the year ended December 31, 2015.

(4)	Information for Mr. Banks is included for the period after September 10, 2014, the date he became an employee of Yuma and through December 31, 2014.

(5)	Mr. Jacobs became an executive officer of Yuma on December 15, 2015; however, his full year compensation is included in the table.

Narrative Disclosure to the Yuma Summary Compensation Table

The following discussion provides information about the compensation program for Yuma’s named executive officers and is intended to place in perspective the information contained in the executive compensation tables.

Compensation Philosophy and Objectives. Yuma operates in a highly competitive and challenging environment and must attract, motivate and retain highly talented individuals with the requisite technical and managerial skills to implement its business strategy. The objectives of Yuma’s compensation program are to:

●
help to attract and retain highly talented individuals to contribute to Yuma’s progress, growth and profitability by being competitive with compensation paid to persons having similar responsibilities and duties in other companies in the same industry;

●	align the interests of the individual with those of Yuma shareholders to encourage long-term value creation;

●	be directly tied to the attainment of Yuma’s annual performance targets and reflect individual contribution thereto; and

●	reflect the unique qualifications, skills, experience and responsibilities of each individual.

Elements of Yuma’s Compensation Program – Base Salary. Base salary is the principal fixed component of Yuma’s compensation program. It provides Yuma’s named executive officers with a regular source of income to compensate them for their day-to-day efforts in managing Yuma. Base salary is primarily used to attract and retain highly talented individuals. Base salary varies depending on the named executive officer’s experience, responsibilities, education, professional standing in the industry, changes in the competitive marketplace and the importance of the position to Yuma.

Short-Term Incentives. Short-term incentive compensation is the short-term variable portion of Yuma’s compensation program and is based on the principle of pay-for-performance. The objective of short-term incentives is to reward Yuma’s named executive officers based on the performance of Yuma as a whole and the contributions of the individual named executive officer in relation to its success.

Long-Term Incentives. Long-term incentives are provided to Yuma’s named executive officers under the 2014 Long-Term Incentive Plan (the “2014 Plan”), which was approved by Yuma shareholders in September 2014. These incentives are intended to align the interests of shareholders with employees by providing employees with incentive to perform technically and financially in a manner that promotes total shareholder return. Furthermore, Yuma believes that long-term incentives create an incentive for future performance and create a retention incentive. In determining long-term incentives, the Yuma Compensation Committee considers a named executive officer’s potential for future successful performance and leadership as part of the executive management team, taking into account past performance and leadership as a key indicator.

Under the 2014 Plan, the Yuma Compensation Committee has the flexibility to choose between a number of forms of long-term incentive compensation, including stock options, stock appreciation rights, restricted stock awards, performance units, performance shares, or other incentive awards.

Other Benefits. All employees may participate in Yuma’s 401(k) Retirement Savings Plan (“401(k) Plan”) established many years ago. Each employee may make before-tax contributions in accordance with the limits of the Internal Revenue Service. Yuma provides the 401(k) Plan to help its employees attain financial security by providing them with a program to save a portion of their cash compensation for retirement in a tax efficient manner. Yuma’s matching contribution is an amount equal to 100% of the employee’s elective deferral contribution not to exceed 4.0% of the employee’s compensation; provided, however, that the matching contribution does not apply to Yuma’s highly compensated employees, including its named executive officers.

All full time employees, including Yuma’s named executive officers, may participate in Yuma’s health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance and life insurance.

Roles of Yuma’s CEO and the Compensation Committee. The Yuma Compensation Committee is comprised solely of independent directors and has overall responsibility for the compensation of Yuma’s named executive officers. The Yuma Compensation Committee monitors the director and named executive officer compensation and benefit plans, policies and programs to insure that they are consistent with Yuma’s compensation philosophy and objectives, along with Yuma’s corporate governance guidelines. Yuma’s President and Chief Executive Officer, Mr. Banks, makes recommendations to the Yuma Compensation Committee regarding the base salary, short-term and long-term incentive compensation with respect to the named executive officers (other than himself) based on his analysis and assessment of their performance. Such officers are not present at the time of these deliberations. The Yuma Compensation Committee, in its discretion, may accept, modify or reject any or all such recommendations. The Yuma Compensation Committee independently determines the salary, short-term and long-term incentive compensation for Yuma’s President and Chief Executive Officer with limited input from him. The Yuma Compensation Committee makes periodic awards to Yuma’s named executive officers under the 2014 Plan.

Other Compensation Practices – Accounting and Tax Considerations. The Yuma Compensation Committee reviews and takes into account current tax, accounting and securities regulations as they relate to the design of Yuma’s compensation programs and related decisions.

Stock Ownership Guidelines and Hedging Prohibition. Yuma does not currently have ownership requirements or a stock retention policy for its named executive officers or non-employee directors. Yuma’s board has adopted a policy restricting all employees, including its named executive officers, and members of the board from engaging in any hedging transactions with respect to Yuma common stock held by them, which includes the purchase of any financial instrument (including prepaid variable forward contracts, equity swaps, collars and exchange funds) designed to hedge or offset any decrease in the market value of such equity securities. The Yuma board has also adopted a policy restricting its named executive officers and members of the Yuma board from pledging, or using as collateral, Yuma common stock in order to secure personal loans or other obligations, which includes holding shares of Yuma common stock in a margin account.

Yuma will continue to periodically review best practices and re-evaluate its position with respect to stock ownership guidelines and hedging prohibitions.

Clawback Provisions. Although Yuma does not presently have any formal policies or practices that provide for the recovery of prior incentive compensation awards that were based on financial information later restated as a result of Yuma’s material non-compliance with financial reporting requirements, in such event Yuma reserves the right to seek all recoveries currently available under law. The Yuma Compensation Committee has included a provision into Yuma’s equity grant agreements whereby the equity grants to named executive officers are subject to any clawback policies Yuma may adopt which may result in the reduction, cancellation, forfeiture or recoupment of such grants if certain specified events occur, including, but not limited to, an accounting restatement due to any material noncompliance with financial reporting regulations by Yuma.

Overriding Royalty Interest Plan. Yuma’s overriding royalty interest plan (the “royalty plan”) was established in 1983 with the formation of the predecessor of one of its subsidiaries for the issuance of a portion of certain overriding royalty interests developed and leased on its prospects from time to time by it to its employees and management. The purpose of the royalty plan is to provide an employee incentive plan to reward the successful generation and drilling of its prospects and provide for employee retention. The royalty plan is administered and interpreted by the Yuma Compensation Committee. As of December 31, 2015, none of Yuma’s named executive officers were eligible to receive grants of overriding royalty payments under the royalty plan other than what had already vested on certain legacy projects in accordance with Yuma’s chief executive officer’s employment agreement.

From time to time, Yuma reserves approximately 3.5% of its net revenue interest (based on 100% of the net revenue interest) on its generated prospects as a pool to satisfy grants of overriding royalties under the royalty plan. This amount is subject to the approval of its partners in the applicable prospects via absorbing their proportionate share of the overriding royalty interests. The amount of each actual grant is typically subject to the terms of applicable employment agreements and the vesting schedules included therein, unless otherwise determined.

Notwithstanding anything to the contrary, the royalty plan provides that nothing in it prohibits Yuma from operating its business in the ordinary course. Also, Yuma has no obligation to conduct any drilling operations or take any other action upon or with respect to any property subject to the royalty plan or to continue to operate any well or to operate or maintain in force any lease. In addition, Yuma has the right at any time to surrender, abandon or otherwise terminate any such lease in whole or in part without any liability to any royalty plan participant.

Working Interest Incentive Plan. The Yuma working interest incentive plan (the “working interest plan”) was originally adopted in 1983, amended in August 2011, and was terminated in September 2015.

The working interest plan was administered and interpreted by the Yuma board.  The Yuma board had the power to take any and all action the board deemed necessary or advisable for the proper operation or administration of the working interest plan. From August 15, 2011 through the termination of the working interest plan on September 21, 2015, the Yuma board approved all property acquisitions under the working interest plan.

When Yuma acquired certain real property interests upon which it generated one or several oil and natural gas prospects, or it acquired a working interest in existing oil and natural gas prospects, once it generated a drillable prospect, or upon the acquisition of a working interest in an existing prospect from an unaffiliated third party, Mr. Banks had the option to acquire from Yuma, or such unaffiliated third party directly, a working interest in such prospects in an amount up to 2.5% of its working interest. In lieu of acquiring a working interest in the prospects from Yuma, Mr. Banks had the right, at his election, to participate with Yuma in any production acquisitions in which Yuma undertook in an amount up to 2.5% (previously 5.0%) of the working interest acquired. The terms under which Mr. Banks acquired any interests were no better than the terms promoted to unaffiliated third parties who were drilling participants in Yuma’s generated prospects.

The purchase price for any interests acquired from Yuma was determined using the same cost basis as Yuma acquired such interests. The purchase price for any interests acquired from a third party in a transaction in which Mr. Banks participated was determined in arm’s length negotiations. The pricing and payment terms for any interests acquired were no better than the terms promoted to unaffiliated third parties who were drilling participants in Yuma’s generated prospects. Mr. Banks paid the purchase price for any interests acquired from Yuma in cash at the closing of the acquisition, and he was responsible for obtaining any financing required to purchase any interests. In no event did Yuma advance the purchase price for any acquisition, assist Mr. Banks in obtaining financing, or otherwise arrange such financing or any other extension of credit for Mr. Banks in connection with the working interest plan, and Yuma did not provide any guarantee or other credit support to Mr. Banks.

Also, see “Certain Relationships, Related Transactions and Director Independence,” for additional information about Mr. Banks’ participation in the working interest plan.

Outstanding Equity Awards

The following table provides information concerning unvested restricted stock awards and equity incentive plan awards for Yuma’s named executive officers as of December 31, 2015.

Outstanding Equity Awards at 2015 Fiscal Year-End

	Option Awards				Stock awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date	Number of shares or units of stock that have not vested (#) (2)	Market value of shares of units of stock that have not vested ($) (3)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Sam L. Banks
	-	-	-	-	772,534	$146,781	-	-
	-	570,595	$0.605	08/18/2022	-	-	-	-
James J. Jacobs
	-	-	-	-	385,711	$73,285	-	-
	-	268,305	$0.605	08/18/2022	-	-	-	-
Paul D. McKinney
	-	-	-	-	566,088	$107,557	-	-
	-	469,534	$0.605	08/18/2022	-	-	-	-

(1)	The table below shows the vesting dates for the respective unvested stock appreciation rights awards listed in the above Outstanding Equity Awards at 2015 Fiscal Year-End Table:

	Vesting Date	Mr. Banks	Mr. Jacobs	Mr. McKinney
	May 31, 2016	190,199	89,435	156,512
	May 31, 2017	190,198	89,435	156,511
	May 31, 2018	190,198	89,435	156,511

(2)	The table below shows the vesting dates for the respective unvested restricted stock awards listed in the above Outstanding Equity Awards at 2015 Fiscal Year-End Table:

	Vesting Date	Mr. Banks	Mr. Jacobs	Mr. McKinney
	January 1, 2016	37,867	14,137	-
	May 31, 2016	232,268	109,217	156,199
	July 14, 2016	-	29,789	-
	October 15, 2016	-	-	48,747
	January 1, 2017	37,867	14,136	-
	May 31, 2017	232,266	109,216	156,198
	October 15, 2017	-	-	48,746
	May 31, 2018	232,266	109,216	156,198

(3)
Calculated based upon the closing market price of Yuma common stock as of December 31, 2015, the last trading day of Yuma’s 2015 fiscal year ($0.19) multiplied by the number of unvested restricted stock awards at year-end.

Employment Contracts and Termination of Employment

Messrs. Banks and Jacobs entered into employment agreements with Yuma Co. on October 1, 2012 and July 15, 2013, respectively, and Yuma assumed the obligations under such employment agreements in connection with the closing of the merger. Mr. McKinney (with Messrs. Banks and Jacobs, collectively, the “officers”) entered into an employment agreement with Yuma on October 14, 2014. The compensation committee of the Yuma board of directors is currently reviewing and considering amended and restated employment agreements for the officers as contemplated by the merger agreement.

Under the terms of the employment agreements, Messrs. Banks, Jacobs and McKinney currently receive annual base salaries in the amount of $425,000, $275,000, and $350,000, respectively, subject to any increase the Yuma Compensation Committee may deem appropriate from time to time. In addition, the officers are eligible to receive one or more annual cash bonuses and grants of stock options, stock appreciation rights, restricted stock or other equity-related awards from Yuma equity compensation plans, as determined by the Yuma Compensation Committee. Each of the employment agreements of Messrs. Banks and Jacobs is on a month-to-month basis and may be terminated with 60 days’ notice. Mr. McKinney’s employment agreement provides that it may not be terminated during the initial term of two years beginning on October 14, 2014, except for his resignation due to illness, death or termination by Yuma for cause (as defined in the employment agreement).

The employment agreements include severance provisions that apply upon certain involuntary terminations of employment. As a condition to the payment of any severance benefit described below, Yuma may require the officer to execute and not revoke a release of claims in favor of Yuma. The employment agreements also contain certain restrictive covenants, including the obligation not to compete against Yuma and a confidentiality requirement. In the event the officer violates these restrictive covenants, Yuma may cease paying all severance benefits to the officer and may recover an amount equal to any severance benefits previously paid to the officer under the agreement.

The employment agreements provide that in the event of a termination of employment by Yuma for cause or by the officer without good reason, the officer will be entitled to accrued but unpaid base salary and benefits through the date of termination but will forfeit any other compensation from Yuma.

In the event that Mr. Banks’ employment is terminated by him for good reason (as defined in his employment agreement), then he will be entitled to receive (i) any earned but unpaid bonus, (ii) continued payments of base salary for a period of 24 months, assuming continued compliance with restrictive covenants and execution and non-revocation of a release of claims, and (iii) either the provision of continued participation in Yuma’s health insurance plans or the payment of Mr. Banks’ premiums for continued health insurance pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), for a period of 24 months.

The employment agreements also contain customary confidentiality and non-solicitation provisions. The non-solicitation provisions of the employment agreements prohibit the officers from soliciting for employment any employee of Yuma or any person who was an employee of Yuma. This prohibition applies during the officer’s employment with Yuma and for two years following the termination of his employment and extends to offers of employment for his own account or benefit or for the account or benefit of any other person, firm or entity, directly or indirectly.

Please see the section titled “Potential Payments Triggered Upon a Change in Control.”

Potential Payments Triggered Upon a Change in Control

The amounts shown in the following table reflect the potential value to Yuma’s named executive officers, as of December 31, 2015, of cash payments under such named executive officer’s employment agreement, unvested restricted stock awards and unvested stock appreciation rights where the vesting may accelerate upon a change in control of Yuma. The cash compensation and the equity awards in the table below assume that the employment of the named executive is terminated by the named executive officer for good reason in accordance with the named executive officer’s employment agreement after a change in control (i.e. a double trigger). Consistent with SEC requirements, these estimated amounts have been calculated as if the change in control had occurred as of December 31, 2015, the last business day of 2015, and using the closing market price of Yuma’s common stock on December 31, 2015 ($0.19 per share). The amounts below are estimates of the incremental amounts that would be received upon a change in control; the actual amount could be determined only at the time of any actual change in control. Yuma believes that the merger will constitute a change of control for purposes of the employment agreements.

Estimated Potential Payments Triggered Upon a Change in Control

Name	Cash Compensation ($)	Unvested Stock Appreciation Rights Awards at 12/31/2015 (#)	Value (Based on Closing Price of Stock at 12/31/2015) ($) (1)	Unvested Restricted Stock Awards at 12/31/2015 (#)	Value (Based on Closing Price of Stock at 12/31/2015) ($)	Total ($)
Sam L. Banks	$850,000	570,595	-	772,534	$146,781	$996,781
James J. Jacobs	-	268,305	-	385,711	$73,285	$73,285
Paul D. McKinney	-	469,534	-	566,088	$107,557	$107,557

(1)	The stock appreciation rights have an exercise price of $0.605 per share and were underwater as of December 31, 2015 and accordingly had no value.

Compensation Committee Interlocks and Insider Participation

The members of the Yuma Compensation Committee during 2015 were Messrs. Stoneburner, Christmas and Morris. There are no members of the Yuma Compensation Committee who were officers or employees of Yuma or any of its subsidiaries during fiscal year 2015. No members were formerly officers of Yuma or had any relationship otherwise requiring disclosure hereunder. During fiscal year 2015, no interlocking relationships existed between any of Yuma’s named executive officers or members of the Yuma board or Compensation Committee, on the one hand, and the executive officers or members of the board of directors or compensation committee of any other entity, on the other hand.

Yuma Director Compensation

Directors who are employees of Yuma receive no additional compensation for serving on the Yuma board. Non-employee directors are compensated for their service on the Board as described below.

The Yuma Compensation Committee reviews the Yuma director compensation periodically and recommends changes to the Yuma board, when it deems them appropriate. Yuma did not grant any equity awards to the non-employee directors during 2015.  The following table describes the components of compensation for Yuma non-employee directors in effect during 2015:

Compensation Element	Compensation Program
Annual Cash Retainer	$40,000
Annual Equity Grant	$50,000
Audit Committee Chair Fee	$15,000
Compensation Committee Chair Fee	$8,000

Yuma 2015 Director Compensation

The following table sets forth the aggregate compensation paid to Yuma’s non-employee directors during the year ended December 31, 2015:

Name	Fees Earned or Paid In Cash ($)	Total ($)
James W. Christmas	40,000	40,000
Frank A. Lodzinski	40,000	40,000
Ben T. Morris	55,000	55,000
Richard K. Stoneburner	48,000	48,000
Richard W. Volk (1)	17,692	17,692

(1)	Mr. Volk retired from the board effective at the 2015 annual meeting of shareholders.

Attracting and retaining qualified non-employee directors is critical to the future value growth and governance of Yuma. Yuma’s board of directors developed a competitive director compensation program based upon market-based compensation data for each of Yuma’s directors.

Yuma intends that, following the closing of the merger, each non-employee director will generally be entitled to receive an annual cash retainer of approximately $40,000 plus an annual equity grant with a fair market value of approximately $50,000 at the time of grant. In addition, directors who are placed in leadership roles will be entitled to supplemental compensation in connection with their additional duties. Yuma expects that the audit committee chair will be entitled to receive approximately an additional $15,000 payment annually, and chairs of any other standing committees of the board will each be entitled to receive approximately an additional $8,000 payment annually. Directors who are also employees of Yuma will continue to receive no additional compensation for their service on the Yuma board of directors.

Corporate Governance of Yuma Delaware Following the Merger

Classes of Directors

If the merger agreement is approved and adopted by the Yuma shareholders and the Davis stockholders, at the consummation of the merger, two directors will be appointed to an initial one-year term, three directors will be appointed to an initial two-year term, and two directors will be appointed to an initial three-year term (and at each annual meeting thereafter, directors will be elected to succeed those directors whose terms then expire, and each person so elected will serve for a three-year term).

In accordance with terms of the merger agreement, the following persons have been nominated by Yuma (three nominees) and Davis (four nominees, including one existing director of Yuma) to serve as members of the board of directors of Yuma Delaware.  Each has agreed to serve as a director of Yuma Delaware if appointed.

Pursuant to the Yuma Delaware amended and restated certificate of incorporation, the directors of Yuma Delaware shall be divided into three classes as nearly equal in size as is practicable, designated Class I, Class II and Class III.  The term of office of the initial Class I directors shall expire at the first regularly-scheduled annual meeting of stockholders following the effective date of the merger, the term of office of the initial Class II directors shall expire at the second annual meeting of stockholders following the effective date of the merger and the term of office of the initial Class III directors shall expire at the third annual meeting of stockholders following the effective date of the merger.  At each annual meeting of stockholders, commencing with the first regularly-scheduled annual meeting of stockholders following the effective date of the merger, each of the successors elected to replace the directors of a Class whose term shall have expired at such annual meeting shall be elected to hold office until the third annual meeting next succeeding his or her election and until his or her respective successor shall have been duly elected and qualified. There are no agreements to retain the same directors for purposes of the first annual meeting of stockholders or any subsequent meeting of stockholders

The following persons have been nominated by Yuma and Davis to serve as directors of Yuma Delaware in the following classes, and until their respective successors have been duly elected and qualified, starting with their election which shall occur automatically and without further action on the part of any person as a result of the merger at the effective time of the merger:

Yuma Nominees:	Class	Term Expires
James W. Christmas	Class I	first annual meeting of stockholders following the effective date of the merger
Richard K. Stoneburner	Class III	third annual meeting of stockholders following the effective date of the merger
Sam L. Banks	Class III	third annual meeting of stockholders following the effective date of the merger
Davis Nominees:
Stuart E. Davies	Class I	first annual meeting of stockholders following the effective date of the merger
Neeraj Mital	Class II	second annual meeting of stockholders following the effective date of the merger
J. Christopher Teets	Class II	secord annual meeting of stockholders following the effective date of the merger
Frank A. Lodzinski	Class III	third annual meeting of stockholders following the effective date of the merger

Independence of the Members of the Board of Directors of Yuma Delaware

The board of directors of Yuma Delaware believes that Messrs. Christmas, Davies, Lodzinski, Mital, Stoneburner and Teets will be “independent” as that term is defined in the listing standards of the NYSE MKT. The board of directors of Yuma Delaware determined that Mr. Banks is not independent because he will serve as President and Chief Executive Officer of Yuma Delaware.

Committees of the Board of Directors of Yuma Delaware

The members of the committees of Yuma Delaware’s board of directors will not be appointed until Yuma Delaware’s board of directors is fully constituted immediately following the merger. At that time, Yuma Delaware’s board of directors will make determinations with respect to each committee member’s independence in accordance with the exchange listing standards and SEC rules and regulations and each committee will adopt or revise its committee charter as applicable.

Following the merger, Yuma Delaware intends to post the committee charters on its website at www.yumaenergyinc.com.

Code of Conduct and Ethics

Yuma has in place a Code of Ethics it adopted in 2014. Immediately prior to the merger, Yuma Delaware intends to adopt an amended and restated code of ethics that will apply to the executive officers, directors and employees of Yuma Delaware, its subsidiaries and its controlled affiliates following the merger. Following the merger, Yuma Delaware intends to post its code of ethics on its website at www.yumaenergyinc.com and to post any amendments to or any waivers from a provision of its code of ethics on its website.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF YUMA

The following table includes all holdings of common stock, no par value per share, of Yuma, as of August 24 , 2016 of Yuma’s directors and Yuma’s named executive officers, Yuma’s directors and named executive officers as a group, and all those known by Yuma to be beneficial owners of more than five percent of Yuma common stock. Unless otherwise noted, the mailing address of each person or entity named below is 1177 West Loop South, Suite 1825, Houston, Texas 77027.

Name	Common Stock (1)	Percent (2)
Named Executive Officers:
Sam L. Banks (3)	41,722,667	57.0%
James J. Jacobs (3)	405,703	*
Paul D. McKinney (3)	602,900	*

Non-Management Directors:
James W. Christmas (3)	950,480	1.3%
Frank A. Lodzinski (4)	70,679	*
Ben T. Morris	169,124	*
Richard K. Stoneburner (3)	8,331	*

Officers and Directors as a Group (seven persons): (3)	43,929,884	59.2%

Beneficial Owners of More than Five Percent:
Sanders Morris Harris Inc. (5)	7,428,668	10.2%

*	Less than one percent.
(1)
This column lists beneficial ownership of voting securities as calculated under SEC rules. Otherwise, except to the extent noted below, each director, named executive officer or entity has sole voting and investment power over the shares reported. None of the shares are pledged as security by the named person.

(2)	The percentage is based upon 72,579,820 shares of common stock of the Company issued and outstanding on August 24 , 2016.
(3)
Includes unvested shares of restricted stock subject to forfeiture for Mr. Banks – 502,400; Mr. Jacobs – 232,568; Mr. McKinney – 409,889; Mr. Christmas – 2,777; Mr. Stoneburner – 2,777, and all directors and named executive officers as a group — 1,150,411, and stock appreciation rights that are exercisable within 60 days from the date hereof for Mr. Banks – 190,199; Mr. Jacobs – 89,435; and Mr. McKinney – 156,512, and all named executive officers as a group — 436,146.

(4)
Includes 62,348 shares held in the name of Azure Energy, LLC (“Azure”). Mr. Lodzinski disclaims beneficial ownership of the shares held by Azure, except to the extent of his pecuniary interests therein.

(5)
Based on the Schedule 13G/A dated November 6, 2015 (filed: December 11, 2015) which indicates that it was filed by Sanders Morris Harris LLC (“SMH”). According to such Schedule 13G, SMH, in its capacity as investment adviser and broker-dealer, may be deemed to beneficially own 7,428,668 shares, and has sole voting power over no shares, shared voting power over no shares, sole dispositive power over no shares, and shared dispositive power over 7,428,668 shares. The principal place of business for SMH is 600 Travis Street, Houston, Texas, 77002.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF DAVIS

The following sets forth information regarding the beneficial ownership of Davis common stock and preferred stock as of August 24 , 2016 by:

●	each person to be known by Davis management to be the beneficial owner of more than 5% of its outstanding shares of common stock and/or preferred stock;

●	each of Davis’ executive officers;

●	each of Davis’ directors; and

●	all of Davis’ current executive officers and directors as a group.

As of August 24 , 2016, approximately 150,178,227 shares of Davis common stock were outstanding, and approximately 33,955,912 shares of Davis preferred stock were outstanding. Unless otherwise noted, the mailing address of each person named below is 1330 Post Oak Blvd., Suite 600, Houston, Texas 77056.

Name	Common Stock	Percent of Class (1)	Series A Preferred Stock	Percent of Class (2)
5% Stockholders:
Red Mountain Capital Partners LLC (3)	50,841,316.275	33.9%	34,328,023	99.4%
Davis Petroleum Investment, LLC (4)	40,822,093.008	27.2%	-	-
Sankaty Davis, LLC (5)	32,362,613.275	21.6%	-	-
HarbourVest Partners (6)	11,357,715.000	7.6%	-	-

Executive Officers:
Gregory P. Schneider (7)	592,420	*	-	-
Susan J. Davis	114,723	*	-	-

Directors:
Willem Mesdag	-	-	-	-
Neeraj Mital	-	-	-	-
Stuart Davies	-	-	-	-

Officers and Directors as a Group (five persons):	707,143	*	-	-

*	Represents less than one percent.
(1)	The percentage is based upon 150,178,227 shares of Davis common stock issued and outstanding on August 24 , 2016.
(2)	The percentage is based upon 33,955,912 shares of Davis preferred stock issued and outstanding on August 24 , 2016.
(3)
Based on information provided to Davis by Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (i) RMCP PIV DPC, LP, a Delaware limited partnership (“DPC PIV”), beneficially owns, in the aggregate, 50,841,316.275 shares of Davis common stock and has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such shares; (ii) RMCP PIV DPC II, LP, a Delaware limited partnership (“DPC PIV II” and, together with DPC PIV, the “DPC Funds”), beneficially owns, in the aggregate, 33,160,486 shares of Davis preferred stock and has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such shares; (iii) because RMP DPC LLC, a Delaware limited liability company, may be deemed to control DPC PIV, RMP DPC LLC may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Davis common stock beneficially owned by DPC PIV; (iv) because RMP DPC II LLC, a Delaware limited liability company, may be deemed to control DPC PIV II, RMP DPC II LLC may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Davis common stock beneficially owned by DPC PIV II; and (v) because each of RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), RMCP LLC, Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and Willem Mesdag, a natural person and citizen of the United States of America, may be deemed to control each of RMP DPC LLC and RMP DPC II LLC, each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Davis common stock beneficially owned by the DPC Funds.  Each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Davis common stock directly held by the DPC Funds.

(4)
Based on information provided to Davis by Evercore Partners, Evercore Partners II LP is the sole and managing member of Davis Petroleum Investment, LLC and, as such, has voting and dispositive power over all of the shares held of record by Davis Petroleum Investment, LLC.  The address of these entities is 55 East 52nd Street, New York, New York 10055.

(5)
Based on information provided to Davis by Bain Capital Credit, LP, Sankaty Credit Member, LLC (“SCM”), a Delaware limited liability company, is the administrative member of Sankaty Davis, LLC (“Davis”), a Delaware limited liability company.  SCM may be deemed to have voting and dispositive power with respect to the shares held by Davis. SCM disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. The address of each of these entities is 200 Clarendon St., Boston, Massachusetts 02116.

(6)
Includes 5,678,857.50 shares of common stock held by HarbourVest Partners VIII – Buyout Fund L.P. and 5,678,857.50 shares of common stock held by Dover Street VII L.P.  Based on information provided to Davis by HarbourVest Partners, HarbourVest Partners, LLC (“HarbourVest”) is the Managing Member of HarbourVest VIII-Buyout Associates LLC, which is the General Partner of HarbourVest VIII-Buyout Associates L.P., which is the General Partner of HarbourVest Partners VIII-Buyout Fund L.P. HarbourVest is also the Managing Member of Dover VII Associates LLC, which is the General Partner of Dover VII Associates L.P., which is the General Partner of Dover Street VII L.P. Voting and investment power over the securities owned by HarbourVest Partners VIII – Buyout Fund L.P. and Dover Street VII L.P. is held by Ms. Kathleen Bacon, Mr. Gregory Stento, Mr. John Toomey, and Mr. Robert Wadsworth in their capacities as members of the Investment Committee of HarbourVest. Each of HarbourVest, Ms. Bacon, and Messrs. Toomey, Stento and Wadsworth disclaims beneficial ownership of these shares. The address for these entities, Ms. Bacon, and Messrs. Toomey, Stento and Wadsworth is One Financial Center, Boston, MA 02111.

(7)	Includes (i) 392,420 shares of Davis common stock directly held by Mr. Schneider and (ii) 200,000 shares of Davis common stock issuable on the exercise of vested options.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT OF THE COMBINED COMPANY

The following sets forth information regarding the beneficial ownership of the combined company upon consummation of the merger, by:

●
each person  or group who is known to the management of Yuma and Davis to become the beneficial owner of  more than 5% of the combined company’s outstanding shares of common stock and preferred stock upon consummation of the merger;

●	each person expected to be a director or executive officer of the combined company; and

●	all directors and executive officers of the combined company as a group.

The percent of common stock of the combined company is based on 23, 816,173 shares of common stock and 3 ,290,195 shares of preferred stock of the combined company expected to be outstanding after giving effect of the reincorporation, the reverse stock split and the merger. Unless otherwise noted, the mailing address of each person or entity named below is 1177 West Loop South, Suite 1825, Houston, Texas 77027.

Name	Common Stock (1)	Percent (2)	Preferred Stock (3)	Percent (2)
Executive Officers and Directors:
Sam L. Banks (4)	4,172,266	17. 5%	-	-
Paul D. McKinney (4)	60,290	*	-	-
James J. Jacobs (4)	40,570	*	-	-
James W. Christmas (4)	95,048	*	-	-
Stuart E. Davies	-	*	-	-
Frank A. Lodzinski (5)	7,068	*	-	-
Neeraj Mital	-	*	-	-
Richard K. Stoneburner (4)	833	*	-	-
J. Christopher Teets	-	*	-	-

Executive Officers and Directors as a Group (nine persons):	4,376,075	18.7%	-	-

Beneficial Owners of More than Five Percent:
Red Mountain Capital Partners LLC (6)	4,844,023	20. 3%	3,281,759	99.4%
Davis Petroleum Investment, LLC (7)	3,889,418	16. 3%	-	-
Sankaty Davis, LLC (8)	3,083,422	12.9%	-	-

*	Represents less than one percent.
(1)	Assumes that each share of Davis common stock is exchanged for 0.0956 shares of Yuma Delaware common stock upon the closing of the merger, which is subject to adjustment.
(2)
The percent of common stock of Yuma Delaware is based on 23, 816,173 shares of common stock and 3, 290,195 shares of preferred stock of the Yuma Delaware outstanding after giving effect of the reincorporation, the reverse stock split, the merger, and assuming no dissenting shares of Davis common stock or Davis preferred stock.

(3)	Assumes that each share of Davis preferred stock is exchanged for 0.0956 shares of Yuma Delaware preferred stock upon the closing of the merger, which is subject to adjustment.
(4)
Includes unvested shares of restricted stock subject to forfeiture for Mr. Banks – 50,240; Mr. Jacobs – 23,257; Mr. McKinney – 40,989; Mr. Christmas – 278; Mr. Stoneburner – 278, and all directors and named executive officers as a group — 115,042, and stock appreciation rights that are exercisable within 60 days from the date hereof for Mr. Banks – 19,020; Mr. Jacobs – 8,944; and Mr. McKinney – 15,652, and all named executive officers as a group — 43,616.

(5)
Includes 6,227 shares of Yuma Delaware common stock to be held by in the name of Azure Energy, LLC (“Azure”). Mr. Lodzinski disclaims beneficial ownership of the shares held by Azure, except to the extent of his pecuniary interests therein.

(6)
Based on information provided to Davis by Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (i) RMCP PIV DPC, LP, a Delaware limited partnership (“DPC PIV”), beneficially owns, in the aggregate, 4,844,023 shares of Yuma Delaware common stock and has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such shares; (ii) RMCP PIV DPC II, LP, a Delaware limited partnership (“DPC PIV II” and, together with DPC PIV, the “DPC Funds”), beneficially owns, in the aggregate, 3,215,186 shares of Yuma Delaware preferred stock and has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such shares; (iii) because RMP DPC LLC, a Delaware limited liability company, may be deemed to control DPC PIV, RMP DPC LLC may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Yuma Delaware common stock beneficially owned by DPC PIV; (iv) because RMP DPC II LLC, a Delaware limited liability company, may be deemed to control DPC PIV II, RMP DPC II LLC may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Yuma Delaware common stock beneficially owned by DPC PIV II; and (v) because each of RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), RMCP LLC, Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and Willem Mesdag, a natural person and citizen of the United States of America, may be deemed to control each of RMP DPC LLC and RMP DPC II LLC, each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Yuma Delaware common stock beneficially owned by the DPC Funds.  Each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Yuma Delaware common stock directly held by the DPC Funds.

(7)
Based on information provided to Davis by Evercore Partners, Evercore Partners II LP is the sole and managing member of Davis Petroleum Investment, LLC and, as such, has voting and dispositive power over all of the shares held of record by Davis Petroleum Investment, LLC.  The address of these entities is 55 East 52nd Street, New York, New York 10055.

(8)
Based on information provided to Davis by Bain Capital Credit, LP, Sankaty Credit Member, LLC (“SCM”), a Delaware limited liability company, is the administrative member of Sankaty Davis, LLC (“Davis”), a Delaware limited liability company.  SCM may be deemed to have voting and dispositive power with respect to the shares held by Davis. SCM disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. The address of each of these entities is 200 Clarendon St., Boston, Massachusetts 02116.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL INFORMATION

On February 10, 2016, Yuma Energy, Inc., a California corporation, and certain of its wholly-owned subsidiaries (collectively, “Yuma”), and privately-held Davis Petroleum Acquisition Corp., a Delaware corporation (“Davis”), entered into a definitive merger agreement (the “merger agreement”) for an all-stock transaction (the “merger”).   Pursuant to the terms of merger agreement, Yuma will reincorporate in Delaware (“Yuma Delaware”) and a wholly-owned subsidiary of Yuma Delaware will be merged with and into Davis. Davis will become a direct subsidiary of Yuma Delaware.

Upon closing of the reincorporation, each issued and outstanding share of Yuma’s common stock, no par value per share, will be converted into one-tenth of one share of Yuma Delaware’s common stock, $0.001 par value per share (“Yuma Delaware common stock”).  Additionally, each share of Yuma’s outstanding 9.25% Series A Cumulative Redeemable Preferred Stock, no par value per share (“Yuma preferred stock”), will be converted into 3.5 shares of Yuma Delaware’s common stock.  Following the reincorporation, Yuma Delaware will issue additional shares of Yuma Delaware common stock in an amount sufficient to result in approximately 61.1% of its common stock being owned by the current common stockholders of Davis.  Yuma Delaware will also issue approximately 3.3 million shares of a new Series D preferred stock (the “Yuma Delaware preferred stock”) to existing Davis preferred stockholders that is estimated to have a conversion price of approximately $5.70 per share.  The Yuma Delaware preferred stock is estimated to have a liquidation preference of approximately $ 19.0 million at closing of the merger, and will be paid dividends in the form of additional Yuma Delaware preferred stock at a rate of 7% per annum. Upon closing of the merger, there will be an aggregate of approximately 23.8 million shares of Yuma Delaware common stock outstanding and 3.3 million shares of Yuma Delaware preferred stock will be outstanding. The merger is expected to qualify as a tax-deferred reorganization under Section 368(a) of the Code. It is anticipated that the merger agreement will be accounted for as a “reverse acquisition” and recapitalization since the stockholders of Davis will have control over the combined company.

The following unaudited pro forma condensed consolidated combined financial statements reflect the historical consolidated results of Yuma and Davis, on a pro forma basis giving effect to the transactions described above, which are described in further detail below, as if they had occurred on June 30 , 2016 for pro forma condensed consolidated combined balance sheet purposes, and on January 1, 2015 for pro forma condensed consolidated combined statements of operations purposes:

●           Purchase Accounting Adjustments.  Although Yuma (the public company) is the legal acquirer, Davis (the private company) will be the accounting acquirer. Accordingly, the assets and liabilities of Yuma are recorded at their preliminary estimated fair values. The actual adjustments to the consolidated financial statements upon consummation of the merger and allocation of the final purchase price will depend on a number of factors, including additional financial information available at such time, changes in the fair value of Yuma Delaware’s common stock transferred at the closing date, changes in the estimated fair value of Yuma’s oil and natural gas properties as of the closing date, and changes in the operating results of Yuma between the date of this pro forma information and the closing date of the merger. Accordingly, the final allocations of the merger consideration and the effects of such allocations on the results of operations may differ materially from the preliminary allocations and unaudited pro forma combined amounts included herein.

●           Merger Related Adjustments.  Adjustments were made to reflect the reincorporation of Yuma and the merger of a wholly-owned subsidiary of Yuma Delaware with and into Davis with Davis surviving the merger as a wholly-owned subsidiary of Yuma Delaware.

The unaudited pro forma condensed consolidated combined balance sheet of Yuma Delaware is based on (i) the unaudited historical consolidated balance sheet of Yuma as of June 30 , 2016; and (ii) the unaudited historical consolidated balance sheet of Davis as of June 30 , 2016, and includes pro forma adjustments to give effect to the Purchase Accounting Adjustments and the Merger Related Adjustments as if they had occurred on June 30 , 2016.

The unaudited pro forma condensed consolidated combined statements of operations of Yuma Delaware are based on the audited historical consolidated statements of operations of Yuma and Davis for the twelve months ended December 31, 2015 and the unaudited historical consolidated statements of operations of both Yuma and Davis for the six months ended June 30 , 2016, having given effect to the Purchase Accounting Adjustments and the Merger Related Adjustments as if they had occurred on January 1, 2015.

The unaudited pro forma data presented herein reflects events directly attributable to the described transactions and certain assumptions that Yuma and Davis believe are reasonable. Such pro forma data is not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated above or which could be achieved in the future. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual results may differ from the pro forma results indicated herein. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated combined financial statements.

The unaudited pro forma condensed consolidated combined financial statements are provided for illustrative purposes only and are not intended to represent or be indicative of the consolidated results of operations or consolidated financial position of Yuma Delaware that would have been recorded had the merger been completed as of the dates presented, and they should not be taken as representative of the expected future results of operations or financial position of Yuma Delaware. The unaudited pro forma condensed consolidated combined financial statements do not reflect the impacts of any potential operational efficiencies, asset dispositions, cost savings or economies of scale that Yuma Delaware may achieve with respect to the operations of the combined company, except to reflect the reduction in general and administrative expenses related to the termination of certain employees that have been terminated or for which termination has been clearly communicated and whose termination is directly attributable to the merger. Additionally, the unaudited pro forma statements of operations do not include non-recurring charges or credits, and the related tax effects, which result directly from the merger.

The unaudited pro forma condensed consolidated combined financial statements have been derived from and should be read in conjunction with the historical consolidated financial statements and accompanying notes included in this proxy statement/prospectus under “Historical Financial Statements of Yuma” and “Historical Financial Statements of Davis.”

Yuma Delaware
Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet
As of June 30 , 2016
(In thousands, except per share amounts )

			Purchase	Merger
	Yuma	Davis	Accounting	Related		Pro Forma
	Historical	Historical	Adjustments	Adjustments		Combined
			(a)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,093	$2,432	$-	$(2,000)	(b)	$2,525
Accounts receivable, net of allowance for doubtful accounts	3,160	3,215	-	-		6,375
Commodity derivative instruments	980	362	-	-		1,342
Prepayments	376	253	-	-		629
Other current assets	30	919	-	-		949
Total current assets	6,639	7,181	-	(2,000)		11,820

OIL AND GAS PROPERTIES (full cost method):
Oil and gas properties	220,241	436,876	(157,711)	-		499,406
Less: accumulated depreciation, depletion and amortization	(132,665)	(406,626)	132,665	-		(406,626)
Net oil and gas properties	87,576	30,250	(25,046)	-		92,780

OTHER PROPERTY AND EQUIPMENT:
Land, buildings and improvements	2,795	6,203	-	-		8,998
Other property and equipment	3,498	2,831	(1,622)	-		4,707
	6,293	9,034	(1,622)	-		13,705
Less: accumulated depreciation and amortization	(2,297)	(7,611)	2,297	-		(7,611)
Net other property and equipment	3,996	1,423	675	-		6,094

OTHER ASSETS AND DEFERRED CHARGES:
Commodity derivative instruments	330	-	-	-		330
Deposits	414	-	-	-		414
Deferred taxes	-	1,453	-	-		1,453
Other noncurrent assets	-	404	-	-		404
Total other assets and deferred charges	744	1,857	-	-		2,601
TOTAL ASSETS	$98,955	$40,711	$(24,371)	$(2,000)		$113,295

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturities of debt	$29,800	$9,000	$-	$(29,800)	(c)	$-
	-	-	-	(9,000)	(d)
Accounts payable, principally trade	6,336	3,094	-	-		9,430
Commodity derivative instruments	144	-	-	-		144
Asset retirement obligations	436	912	-	-		1,348
Other accrued liabilities	2,022	764	-	-		2,786
Total current liabilities	38,738	13,770	-	(38,800)		13,708

LONG-TERM DEBT:
Bank debt	-	-	-	29,800	(c)	41,667
	-	-	-	9,000	(d)
	-	-	-	2,867	(b)

OTHER NONCURRENT LIABILITIES:
Asset retirement obligations	8,469	4,753	-	-		13,222
Commodity derivative instruments	10	-				10
Deferred taxes	192	-	(192)	-		-
Other liabilities	15	95	-	-		110
Total other noncurrent liabilities	8,686	4,848	(192)	-		13,342

EQUITY:
Preferred stock	10,829	345	(10,829)	(345)	(e)	-
Series D convertible preferred stock	-	-	-	3	(e)	3
Common stock	142,533	2,241	(142,533)	(2,241)	(f)	23,800
	-	-	-	23,800	(f)
Treasury stock	-	(41,740)	-	41,740	(f)	-
Accumulated earnings (deficit)	(101,831)	(149,667)	101,831	149,667	(f)	(4,867)
	-	-	-	(4,867)	(b)
Additional paid-in capital	-	210,914	27,352	(210,914)	(f)	25,642
	-	-	-	(2,052)	(f)
	-	-	-	342	(e)
Total equity	51,531	22,093	(24,179)	(4,867)		44,578
TOTAL LIABILITIES AND EQUITY	$98,955	40,711	(24,371)	(2,000)		$113,295

	-	-	-	0		-

See accompanying Notes to the Unaudited Pro Forma Condensed Consolidated Combined Financial Statements

Yuma Delaware
Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations
For the Six Months Ended June 30 , 2016
(In thousands, except per share amounts)

			Purchase		Merger
	Yuma	Davis	Accounting		Related		Pro Forma
	Historical	Historical	Adjustments		Adjustments		Combined

REVENUES:
Sales of gas and oil	$6,056	5,549	-		-		$11,605
Net gains (losses) from commodity derivatives	(856)	-	-		(289)	(g)	(1,145)
Total revenues	5,200	5,549	-		(289)		10,460

EXPENSES:
Marketing cost of sales	-	-	-		-		-
Lease operating expenses	3,893	2,046	-		-		5,939
Re-engineering and workovers	-	-	-		-		-
General and administrative – stock-based compensation	720	1,285	-		-		2,005
General and administrative – other	4,161	6,557	-		(1,547)	(h)	9,171
Depreciation, depletion and amortization	4,467	3,631	(678)	(i)	-		7,420
Asset retirement obligation accretion expense	210	107	-		-		317
Goodwill impairment	-	-	-		-		-
Impairment of oil and gas properties	11,016	18,519	-		-		29,535
(Gain) Loss on derivative instruments	-	289	-		(289)	(g)	-
Other	(17)	(56)	-		-		(73)
Total expenses	24,450	32,378	(678)		(1,836)		54,314

INCOME (LOSS) FROM OPERATIONS	(19,250)	(26,829)	678		1,547		(43,854)

OTHER INCOME (EXPENSE):
Interest expense	(729)	(114)	-		(54)	(j)	(897)
Other income, net	7	13	-		-		20
Total other income (expense), net	(722)	(101)	-		(54)		(877)

NET INCOME (LOSS) BEFORE INCOME TAXES	(19,972)	(26,930)	678		1,493		(44,731)
INCOME TAX (EXPENSE) BENEFIT	1,225	27	(1,225)	(k)	-		27
NET INCOME (LOSS)	$(18,747)	(26,903)	(547)		1,493		$(44,704)

PREFERRED STOCK, SERIES A AND SERIES B:
Dividends paid in cash, perpetual preferred Series A	-	-	-		-		-
Dividends in arrears, perpetual preferred Series A	641	-	-		(641)	(l)	-
Accretion, Series A and Series B	-	-	-		-		-
Dividends paid in cash, Series A and Series B	-	-	-		-		-
Dividends paid in kind, Series A and Series B	-	-	-		-		-
Dividends paid in kind, cumulative preferred Series D	-	-	-		665	(m)	665

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(19,388)	$(26,903)	$(547)		$1,469		$(45,369)

LOSS PER COMMON SHARE:
Basic	$(0.27)	$(0.18)	-		-		$(1.91)
Diluted	$(0.27)	$(0.18)	-		-		$(1.91)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (IN THOUSANDS)
Basic	72,048	150,063	-		-		23,800
Diluted	72,048	150,063	-		-		23,800

See accompanying Notes to the Unaudited Pro Forma Condensed Consolidated Combined Financial Statements

Yuma Delaware
Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations
For the Twelve Months Ended December 31, 2015
(In thousands, except per share amounts)

			Purchase		Merger
	Yuma	Davis	Accounting		Related		Pro Forma
	Historical	Historical	Adjustments		Adjustments		Combined

REVENUES:
Sales of gas and oil	$18,681	18,774	-		-		$37,455
Net gains from commodity derivatives	5,039	-	-		3,319	(g)	8,358
Total revenues	23,720	18,774	-		3,319		45,813

EXPENSES:
Marketing cost of sales	533	-	-		-		533
Lease operating expenses	11,401	7,616	-		-		19,017
Re-engineering and workovers	556	-	-		-		556
General and administrative – stock-based compensation	2,289	933	-		-		3,222
General and administrative – other	7,434	6,874			(4,177)	(h)	10,131
Depreciation, depletion and amortization	13,651	17,413	(8,840)	(i)	-		22,224
Asset retirement obligation accretion expense	605	176	-		-		781
Goodwill impairment	4,928	-	-		-		4,928
Impairment of oil and gas properties	-	42,947	-		-		42,947
(Gain) on derivative instruments	-	(3,319)	-		3,319	(g)	-
Other	468	174	-		-		642
Total expenses	41,865	72,814	(8,840)		(858)		104,981

INCOME (LOSS) FROM OPERATIONS	(18,145)	(54,040)	8,840		4,177		(59,168)

OTHER INCOME (EXPENSE):
Interest expense	(456)	(578)	-		(108)	(j)	(1,142)
Other income, net	36	21	-		-		57
Total other income (expense), net	(420)	(557)	-		(108)		(1,085)

NET INCOME (LOSS) BEFORE INCOME TAXES	(18,565)	(54,597)	8,840		4,069		(60,252)
INCOME TAX (EXPENSE) BENEFIT	3,726	(10,461)	(5,402)	(k)	-		(12,137)
NET INCOME (LOSS)	$(14,839)	(65,058)	3,439		4,069		$(72,389)

PREFERRED STOCK, SERIES A AND SERIES B:
Dividends paid in cash, perpetual preferred Series A	1,047	-	-		(1,047)	(l)	-
Dividends in arrears, perpetual preferred Series A	214	-	-		(214)	(l)	-
Accretion, Series A and Series B	-	-	-		-		-
Dividends paid in cash, Series A and Series B	-	-	-		-		-
Dividends paid in kind, Series A and Series B	-	-	-		-		-
Dividends paid in kind, cumulative preferred Series D	-	-	-		1,285	(m)	1,285

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(16,100)	$(65,058)	$3,439		$4,045		$(73,674)

LOSS PER COMMON SHARE:
Basic	$(0.23)	$(0.44)	-		-		$(3.10)
Diluted	$(0.23)	$(0.44)	-		-		$(3.10)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (IN THOUSANDS)
Basic	71,014	149,182	-		-		23,800
Diluted	71,014	149,182	-		-		23,800

See accompanying Notes to the Unaudited Pro Forma Condensed Consolidated Combined Financial Statements

Notes to the Unaudited Pro Forma Condensed Consolidated Combined Financial Statements

1. Basis of Presentation

The unaudited pro forma condensed consolidated combined balance sheet as of June 30 , 2016 is based on the unaudited consolidated balance sheet as of June 30 , 2016 of Yuma and the unaudited consolidated balance sheet of Davis as of June 30 , 2016, adjusted to reflect the following items as though they had occurred on June 30 , 2016:

●	The preliminary purchase accounting adjustments are based on values assigned to the Yuma assets to be acquired and liabilities to be assumed;

●	The implementation of a 1-for-10 reverse stock split in which each share of Yuma common stock, no par value per share, be converted into Yuma Delaware common stock, $0.001 par value per share;

●
The conversion of each share of Yuma’s 9.25% Series A Cumulative Redeemable Preferred Stock, no par value per share, into 3.5 shares of Yuma Delaware common stock, which includes any accrued and unpaid dividends on the Yuma preferred stock as of the consummation of the merger;

●
The issuance of additional shares of Yuma Delaware common stock in the merger that results in approximately 61.1% of Yuma Delaware common stock being owned immediately thereafter by current common stockholders of Davis; and

●
The issuance of approximately 3.3 million shares of a Yuma Delaware preferred stock to existing Davis preferred stockholders, with an aggregate liquidation preference of approximately $ 19.0 million as of June 30 , 2016 and an estimated conversion price of approximately $5.70 per share.

The unaudited pro forma condensed consolidated combined statement of operations for the twelve months ended December 31, 2015 is based on Yuma’s and Davis’ audited consolidated statement of operations for such period, with adjustments made to recast such historical operations as if the merger had occurred on January 1, 2015. The unaudited pro forma condensed consolidated combined statement of operations for the six months ended June 30 , 2016 is based on Yuma’s and Davis’ unaudited consolidated statement of operations for such period, with adjustments made to recast such historical operations as if the merger had occurred on January 1, 2015.

The unaudited pro forma condensed consolidated combined financial statements are presented under the full cost method of accounting. Under this method, exploration activities and the cost of unsuccessful exploratory wells are capitalized, while under the successful efforts method, exploration activities and the cost of unsuccessful exploratory wells are expensed as incurred. The full cost method also requires that the capitalized costs of successful and unsuccessful exploratory and developmental wells plus the estimated future development costs as a single cost center per country be amortized on a unit-of-production basis against total proved reserves.

2. Pro Forma Adjustments

The following adjustments were made in the preparation of the unaudited pro forma condensed consolidated combined balance sheet and unaudited pro forma condensed consolidated combined statement of operations:

(a)
Adjustments to reflect the elimination of Yuma’s total equity, the estimated value of consideration to be paid by Yuma in the merger and to adjust, where required, the historical book values of Yuma’s assets and liabilities as of June 30 , 2016 to the estimated fair value, in accordance with the acquisition method of accounting.

The estimated fair value of the consideration to be transferred, assets acquired, and liabilities assumed is described below (in thousands):

Purchase Consideration
Common stock (1)	$26,823
Stock appreciation rights (2)	188
Stock options (3)	3
Restricted stock awards (4)	338
Restricted stock units (5)	-
Debt (6)	29,800
Total preliminary estimated purchase price	$57,152
Less debt assumed	(29,800)
Net purchase consideration to be allocated	$27,352

Estimated Fair Value of Assets Acquired(7)
Cash	2,093
Other current assets	4,546
Proved natural gas and oil properties(8)	61,180
Unproved natural gas and oil properties(8)	1,350
Other noncurrent assets	5,415
Total assets acquired	$74,584

Estimated Fair Value of Liabilities Assumed
Current maturities of debt	29,800
Current asset retirement obligation	436
Other current liabilities	8,502
Long-term debt	-
Noncurrent asset retirement obligation	8,469
Other	25
Total liabilities assumed	$47,232

Total net assets acquired	$27,352

(1)
91,950,000 shares of Yuma common stock will be effectively transferred to Davis in connection with the merger. Those shares were valued at $0. 2917 per share, which was the last sales price of Yuma’s common stock at June 30 , 2016. Note that the share price used coincides with the June 30 , 2016 NYMEX strip price applied in the most recent engineering reports.

(2)	Stock appreciation rights were valued using the binomial lattice model.
(3)	The 100,000 stock options were valued at approximately $0. 03 per option using the Black-Scholes model.
(4)	The 121,549 restricted stock awards for 2016 and the 1,409,081 restricted stock awards for 2017 were valued using the Black-Scholes model.
(5)	Yuma has no restricted stock units outstanding as of June 30 , 2016.
(6)
Debt fair value approximates the book value as of June 30 , 2016, as shown in Yuma’s consolidated balance sheet as presented in the quarterly report on Form 10-Q of Yuma for the six month period ended June 30 , 2016.

(7)	Includes a $ 7.9 million deferred tax liability and a $20.6 million deferred tax asset, with an offsetting $ 12.7 million valuation allowance.
(8)
Note that there was a step-down in basis of Yuma’s oil and natural gas properties, even with Yuma’s oil and natural gas properties being impaired as of June 30 , 2016. This is because of the differences in the methodology for an impairment test and the methodology for determining the fair value of net assets acquired. For example, the methodology for an impairment test uses a different discount rate than that used in determining fair value.

(b)	Adjustments to reflect approximately $ 4.87 million in severance costs and legal and advisory fees directly related to the merger that were not reflected in the historical financial statements.

(c)
Adjustments to reflect the reclassification of Yuma’s current maturities of debt to long-term debt. On a pro forma combined basis, Yuma Delaware is expected to be in compliance with all debt covenants subsequent to closing of the merger.

(d)
Adjustments to reflect that Davis’ existing current maturities of debt will be paid off and rolled into Yuma Delaware’s long-term debt as part of Yuma Delaware’s new credit facility.  As a condition to closing the merger, Yuma Delaware must enter into a reserve-based revolving credit facility effective immediately following the merger which provides an initial borrowing base and minimum aggregate loan commitments of not less than $44.0 million.

(e)
Adjustment to reflect the issuance of approximately 3.3 million shares of a new Yuma Delaware preferred stock , $0.001 par value per share,  to existing Davis preferred stockholders. The fair value of the Yuma Delaware preferred stock is expected to approximate the carrying value of Davis’ preferred stock , $0.01 par value per share,  as of June 30 , 2016.

(f)
Adjustments to reflect the capitalization of Yuma upon closing of the merger, after which, approximately 23.7 million shares of Yuma Delaware common stock with a par value of $0.001 per share will be outstanding. In accordance with the acquisition method of accounting, Davis’ existing common stock, treasury stock, accumulated deficit and additional paid-in capital, less the par value of the Yuma Delaware common stock received, will be reclassified to additional paid-in capital of Yuma Delaware. A reconciliation of shares of Yuma common stock outstanding as of June 30 , 2016 to Yuma Delaware common stock outstanding following the merger is included below (shares in thousands).

(1)	Number of shares of Yuma Delaware common stock subsequent to 1-for-10 reverse stock split (i)	7,254	30. 5%
(2)	Number of shares of Yuma Delaware common stock issued as a result of conversion of each share of Yuma preferred stock to 3.5 shares of Yuma Delaware common stock (ii)	1,941	8. 1%
(3)	Total Yuma vested equity awards	69	0.3%
(4)	Number of shares of Yuma Delaware common stock to be issued to Davis stockholders as a result of the merger	14,552	61.1%
(5)	Total number of shares of Yuma Delaware common stock outstanding following the merger (iii)	23,816	100%

(i)	Calculation as follows:
	Number of shares of Yuma common stock outstanding as of June 30 , 2016	72,544
	One-for-ten reverse stock split	÷ 10
	Number of shares of Yuma common stock subsequent to 1-for-10 reverse stock split	7,254

(ii)	Calculation as follows:
	Number of shares of Yuma preferred stock before the reincorporation	555
	Conversion of each share of Yuma preferred stock to 3.5 shares of Yuma Delaware common stock	× 3.5
	Number of shares of Yuma Delaware common stock issued as a result of conversion of Yuma preferred stock to Yuma Delaware common stock	1,941

(iii)	Total number of shares of Yuma Delaware common stock outstanding following the merger	23,816
	Percentage of shares of Yuma Delaware common stock to be owned by former common stockholders of Davis following the merger	61.1%
	Number of shares of Yuma Delaware common stock to be issued to former common stockholders of Davis as a result of the merger	14,552

(g)	Reclassification to conform the historical financial statement presentation of net gains and losses from commodity derivatives.

(h)
Adjustments to reflect the reduction in general and administrative expenses related to the termination of certain employees as if the merger had occurred on January 1, 2015 . The reduction related to the termination of certain employees includes only those employees that have been terminated or for which termination has been clearly communicated and whose termination is directly attributable to the transaction.

(i)
Adjustments in depreciation, depletion, and amortization, as if the merger had occurred on January 1, 2015. The calculation of Yuma Delaware depreciation, depletion and amortization expense for the six months ended June 30 , 2016 and for the twelve months ended December 31, 2015 are included below (in thousands):

Yuma Delaware Depreciation, Depletion and Amortization for the Six Months Ended June 30 , 2016:
Yuma amortization base (1)	$125,527
Davis amortization base	56,403
Yuma Delaware amortization base	181,930
Multiplied by: DD&A rate (2)	0.04079
Yuma Delaware 6/30/2016 DD&A	$7,420

(1) Yuma amortization base is the fair value of Yuma’s oil and natural gas properties subject to amortization at June 30, 2016 plus Yuma’s future development costs as of June 30, 2016 .

(2) Yuma Delaware net production as of June 30, 2016 (Boe)	571,590	=	0.04079
Divided by: Yuma Delaware net production as of June 30, 2016 and net June 30, 2016 total proved reserves	14,014,006

Yuma Delaware Depreciation, Depletion and Amortization for the Twelve Months Ended December 31, 2015:
Yuma amortization base (1)	$178,570
Davis amortization base	125,812
Yuma Delaware amortization base	304,382
Multiplied by: DD&A rate (2)	0.07301
Yuma Delaware 12/31/2015 DD&A	$22,224

(1) Yuma amortization base is the fair value of Yuma’s oil and natural gas properties subject to amortization at December 31, 2015 plus Yuma’s future development costs as of December 31, 2015.

(2) Yuma Delaware net 2015 production (Boe)	1,421,170	=	0.07301
Divided by: Yuma Delaware net 2015 production and net 12/31/2015 total proved reserves	19,464,761

(j)
Adjustments to reflect the interest expense associated with the $4. 87 million in debt assumed in (b), as if the merger had occurred on January 1, 2015.  An interest rate of 3.75% was assumed on the debt. If the interest rate changed 1/8%, pro forma interest expense would change by $ 52,084 on an annual basis and $ 13,021 on a quarterly basis.

(k)	Adjustments to reflect the change in the income tax expense or benefit for the period presented, as if the merger had occurred on January 1, 2015.

(l)	Adjustments to reflect the conversion of Yuma preferred stock to shares of Yuma Delaware common stock, as if the merger had occurred on January 1, 2015.

(m)
Adjustment to reflect estimated dividends related to the new Yuma Delaware preferred stock that would have been paid in-kind to preferred shareholders, as if the merger had occurred on January 1, 2015.

3. Unaudited Pro Forma Supplemental Disclosure of Oil and Natural Gas Operations

The following pro forma standardized measure of the discounted net future cash flows and changes applicable to the combined company’s proved reserves reflects the effect of income taxes.

The pro forma standardized measure of discounted future net cash flows, in management’s opinion, should be examined with caution. The basis for this table is the reserve studies prepared by Yuma’s and Davis’ independent petroleum engineering consultants, and such reserve estimates contain imprecise estimates of quantities and rates of production of reserves. Revisions of previous year estimates can have a significant impact on these results. Also, exploration costs in one year may lead to significant discoveries in later years and may significantly change previous estimates of proved reserves and their valuation. Therefore, the pro forma standardized measure of discounted future net cash flow is not necessarily indicative of the fair value of the combined company’s proved oil and natural gas properties.

The data presented below should not be viewed as representing the expected future cash flows from, or the current value of, existing proved reserves since the computations are based on estimates and assumptions. Reserve quantities cannot be measured with precision and their estimation requires many judgmental determinations and frequent revisions. Actual future prices and costs are likely to be substantially different from the prices and costs utilized in the computation of reported amounts.

The following table provides a pro forma rollforward of the total proved reserves for the twelve months ended December 31, 2015, as well as pro forma proved developed and proved undeveloped reserves at the beginning and end of 2015, as if the merger had occurred on January 1, 2015 (in Boe).

	Yuma Historical December 31, 2015
	Oil (Bbl)	Natural Gas Liquids (Bbls)	Natural Gas (Mcf)	Total (Boe)
Proved reserves:
Balance, beginning of year	11,532,185	2,479,158	35,259,522	19,887,930
Revisions of previous estimates	(5,095,277)	(501,101)	(11,436,325)	(7,502,432)
Purchases of oil and gas properties and minerals in place	95,362	8,025	264,981	147,551
Extensions and discoveries	630,573	139,088	3,675,358	1,382,221
Sale of oil and gas properties and minerals in place	0	0	0	0
Production	(247,177)	(74,511)	(1,993,842)	(653,995)

Balance, end of year	6,915,666	2,050,659	25,769,694	13,261,274

Proved developed reserves:
Balance, beginning of year	2,034,950	312,532	7,786,537	3,645,238

Balance, end of year	1,801,624	315,935	8,552,249	3,542,934

Proved undeveloped reserves:
Balance, beginning of year	9,497,235	2,166,626	27,472,985	16,242,692

Balance, end of year	5,114,042	1,734,724	17,217,445	9,718,340

Yuma’s revisions in 2015 to previously estimated reserves for crude oil, natural gas liquids and natural gas were primarily caused by (i) commodity price reductions of 6,771,739 Mcf of natural gas, 753,922 Bbl of natural gas liquids, and 2,673,927 Bbl of oil causing wells to reach their economic limits sooner and causing some proved undeveloped locations to become uneconomic; (ii) upward revisions of 2,337,685 Mcf of natural gas, 877,061 Bbl of natural gas liquids, and 250,071 Bbl of oil primarily associated with increased performance of Bayou Hebert (La Posada) field; and (iii) reclassifying PUD reserves of 7,002,271 Mcf, 624,582 Bbl of natural gas liquids, and 2,671,079 Bbl of oil to probable reserves primarily in Yuma’s Greater Masters Creek Area due to the current economic conditions and uncertainty in future development plans.

	Davis Historical December 31, 2015
	Crude oil (Bbls)	Natural Gas Liquids (Bbls)	Natural Gas (Mcf)	Total (Boe)
Proved reserves:
Balance, beginning of year	1,995,900	717,400	12,650,500	4,821,700
Revisions of previous estimates	(871,200)	14,100	3,711,100	(238,600)
Purchases of oil and gas properties and minerals in place	12,800	25,100	516,600	124,000
Extensions and discoveries	261,200	403,600	2,132,100	1,020,200
Sale of oil and gas properties and minerals in place	(21,300)	(2,300)	(945,100)	(181,100)
Production	(209,500)	(129,700)	(2,547,300)	(763,800)

Balance, end of year	1,167,900	1,028,200	15,517,900	4,782,400

Proved developed reserves:
Balance, beginning of year	1,084,900	579,400	11,901,600	3,647,900

Balance, end of year	703,400	604,300	10,464,300	3,051,700

Proved undeveloped reserves:
Balance, beginning of year	911,000	138,000	748,900	1,173,800

Balance, end of year	464,500	423,900	5,053,600	1,730,700

From January 1, 2015 to December 31, 2015 Davis proved reserves decreased by 39,300 Boe, a change of less than 1%. Davis had 763,800 Boe of production during the year. Extensions of discoveries resulting from successful drilling in the Chalktown field added 1,020,200 Boe of PUD reserves. Partially offsetting the Chalktown extensions were downward revisions of 464,306 Boe in proved reserves from a pilot downspaced drilling program that did not perform as well as expected.  In the second half of 2015, Davis’ technical work focused on the high-valued Lac Blanc and high-potential Cameron Canal fields.  Davis’ geological, geophysical and reservoir engineering reinterpretations resulted in upward revisions of 555,761 Boe of proved developed reserves at the Lac Blanc field and 538,521 Boe of proved undeveloped reserves at the Cameron Canal field. Commodity price reductions resulted in a downward revision to PUD reserves of 827,107 Boe as uneconomic undeveloped locations in the El Halcón field were dropped from PUD reserves. Low prices also resulted in a downward revision of 170,179 Boe of proved developed reserves due to wells in the Vinceburg field in Galveston Bay reaching their economic limit. These revisions, together with other insignificant revisions adding approximately 128,600 Boe of proved reserves, resulted in a total net reduction in proved reserves of 238,600 Boe. The purchase of a partner’s interests in the Lac Blanc field added 124,000 Boe of proved developed reserves, and sales of minor assets at Kings Bayou, Cat Spring and Eagle Bay reduced proved developed reserves by 181,117 Boe.

	Pro Forma Adjusted December 31, 2015
	Crude oil (Bbls)	Natural Gas Liquids (Bbls)	Natural Gas (Mcf)	Total (Boe)
Proved reserves:
Balance, beginning of year	13,528,085	3,196,558	47,910,022	24,709,630
Revisions of previous estimates	(5,966,477)	(487,001)	(7,725,225)	(7,741,032)
Purchases of oil and gas properties and minerals in place	108,162	33,125	781,581	271,551
Extensions and discoveries	891,773	542,688	5,807,458	2,402,421
Sale of oil and gas properties and minerals in place	(21,300)	(2,300)	(945,100)	(181,100)
Production	(456,677)	(204,211)	(4,541,142)	(1,417,795)

Balance, end of year	8,083,566	3,078,859	41,287,594	18,043,674

Proved developed reserves:
Balance, beginning of year	3,119,850	891,932	19,688,137	7,293,138

Balance, end of year	2,505,024	920,235	19,016,549	6,594,634

Proved undeveloped reserves:
Balance, beginning of year	10,408,235	2,304,626	28,221,885	17,416,492

Balance, end of year	5,578,542	2,158,624	22,271,045	11,449,040

The pro forma standardized measure of discounted estimated future net cash flows was as follows as of December 31, 2015:

	Yuma Historical	Davis Historical	Pro Forma Adjusted
Future cash inflows	$438,816,500	$112,449,000	$551,265,500
Future cash outflows:			-
Production cost	(129,636,500)	(38,404,000)	(168,040,500)
Development cost	(126,463,700)	(21,947,000)	(148,410,700)
Future income taxes	(22,664,783)	-	(22,664,783)

Future net cash flows	$160,051,517	$52,098,000	$212,149,517
Adjustment to discount future annual net cash flows at 10%	(53,506,567)	(11,118,000)	(64,624,567)

Standardized measure of discounted future net cash flows	$106,544,950	$40,980,000	$147,524,950

The changes in the pro forma standardized measure of discounted estimated future net cash flows were as follows for the twelve months ended December 31, 2015:

	Yuma Historical	Davis Historical	Pro Forma Adjusted
Standardized measure, beginning of period	$295,478,496	$101,671,000	$397,149,496
Sales of oil and gas, net of production cost	(7,069,544)	(10,769,000)	(17,838,544)
Extensions and discoveries	16,659,700	3,534,000	20,193,700
Purchases of oil and gas properties and reserves in place	2,268,907	1,062,000	3,330,907
Development costs incurred during the period that reduced future development costs	4,052,919	-	4,052,919
Prices and operating expenses	(373,314,797)	(66,321,000)	(439,635,797)
Income taxes	64,883,059	-	64,883,059
Estimated future development costs	245,056,050	15,322,000	260,378,050
Quantity estimates	(98,817,149)	(12,951,000)	(111,768,149)
Sale of reserves in place	-	(2,784,000)	(2,784,000)
Accretion of discount	37,672,481	10,167,000	47,839,481
Production rates, timing and other	(80,325,172)	2,049,000	(78,276,172)

Standardized measure, end of period	$106,544,950	$40,980,000	$147,524,950

DESCRIPTION OF YUMA CAPITAL STOCK

Set forth below is a description of the material terms of Yuma’s capital stock. However, this description is not complete and is qualified by reference to Yuma’s articles of incorporation and bylaws. Copies of Yuma’s articles of incorporation and bylaws have been filed with the SEC and are incorporated by reference into this proxy statement/prospectus. Please read “Where You Can Find More Information.” You should also be aware that the summary below does not give full effect to the provisions of statutory or common law that may affect your rights as a Yuma shareholder.

Common Stock

Yuma is authorized to issue 300,000,000 shares of common stock, no par value per share and 10,000,000 shares of preferred stock, no par value per share. As of August 24 , 2016, Yuma had 72,579,820 shares of common stock outstanding, 554,596 shares of preferred stock outstanding and there were outstanding options to purchase 100,000 shares of Yuma’s common stock.

The following summary describes certain provisions of Yuma’s common stock, but does not purport to be complete and is subject to and qualified in its entirety by the applicable provisions of the California General Corporation Law and Yuma’s articles of incorporation and bylaws.

Yuma has one class of common stock. Holders of its common stock are entitled to one vote per share on all matters to be voted upon by shareholders, provided that shareholders have no cumulative voting rights in the election of directors. Holders of shares of common stock are entitled to receive on a pro rata basis such dividends, if any, as may be declared from time to time by the Yuma board of directors in its discretion from funds legally available for that use. They are also entitled to share on a pro rata basis in any distribution to shareholders upon Yuma’s liquidation, dissolution or winding up. Common shareholders do not have preemptive rights to subscribe to any additional stock issuances by Yuma, and neither the common shareholders nor Yuma have the right to require the redemption of their shares or the conversion of their shares into any other class of Yuma stock.

Preferred Stock

Yuma is authorized to issue 10,000,000 shares of preferred stock. As of August 24 , 2016, 554,596 shares of Yuma preferred stock were outstanding and no options to purchase shares of Yuma preferred stock were outstanding.

Yuma’s board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of each series, which may include dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, sinking fund terms and the number of shares that constitute any series. The board of directors may exercise this authority without any further action by Yuma’s shareholders.

General

Pursuant to the Yuma articles of incorporation, Yuma is currently authorized to designate and issue up to 10,000,000 shares of preferred stock, no par value, in one or more classes or series and, subject to the limitations prescribed by its articles of incorporation and California law, with such rights, preferences, privileges and restrictions of each class or series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series as Yuma’s board of directors may determine, without any vote or action by Yuma’s shareholders. Yuma’s board of directors designated a new series of preferred stock with the rights described herein consisting of up to 1,400,000 authorized shares, designated as 9.25% Series A Cumulative Redeemable Preferred Stock, which Yuma refers to as the “Yuma preferred stock,” by filing a certificate of determination (the “Yuma certificate of determination”) with the Secretary of State of the State of California setting forth the rights, preferences, privileges and restrictions of the Yuma preferred stock. Following the designation of the Yuma preferred stock by Yuma’s board of directors, Yuma has available 8,600,000 shares of undesignated preferred stock authorized under the terms of Yuma’s articles of incorporation. Yuma’s board of directors may, without the approval of holders of the Yuma preferred stock or its common stock, designate additional series of authorized preferred stock ranking junior to or on parity with the Yuma preferred stock or designate additional shares of the Yuma preferred stock and authorize the issuance of such shares.

The Yuma preferred stock currently outstanding is listed on the NYSE MKT under the symbol “YUMAprA,” and the shares being sold in this offering have been approved for listing, subject to official notice of issuance, on the NYSE MKT under the existing symbol, will have the same CUSIP number as the currently outstanding shares of Yuma preferred stock and will trade interchangeably with the currently outstanding shares of Yuma preferred stock.

Maturity

The Yuma preferred stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. Shares of the Yuma preferred stock will remain outstanding indefinitely unless Yuma decides to redeem or otherwise repurchase them as described below under “—Redemption—Optional Redemption” or “—Redemption —Special Optional Redemption” or they become convertible and are converted as described below under “— Change of Control Conversion Rights.” Yuma is not required to set aside funds to redeem the Yuma preferred stock.

Ranking

The Yuma preferred stock will rank, with respect to rights to the payment of dividends and the distribution of assets upon Yuma’s liquidation, dissolution or winding up:

(i)	senior to all classes or series of Yuma’s common stock and to all other equity securities issued by Yuma other than equity securities referred to in clauses (ii) and (iii) below;

(ii)
junior to all equity securities Yuma issues which do not have dividend rights and which have terms specifically providing that those equity securities rank senior to the Yuma preferred stock with respect to rights to the distribution of Yuma’s assets upon liquidation, dissolution or winding up (please see the section entitled “— Voting Rights” below);

(iii)
on parity with all other equity securities issued by Yuma with terms specifically providing that those equity securities rank on parity with the Yuma preferred stock with respect to rights to the distribution of Yuma’s assets upon liquidation, dissolution or winding up; and

(iv)
effectively junior to all of Yuma’s existing and future indebtedness (including indebtedness convertible to its common stock or preferred stock) and to the indebtedness of its existing subsidiaries and any future subsidiaries.

Dividends

Holders of shares of the Yuma preferred stock are entitled to receive, when, as and if declared by Yuma’s board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends at an annual rate (the “Dividend Rate”) of 9.25% per annum based on the $25.00 per share liquidation preference (equivalent to $2.3125 per annum per share).

Dividends on the Yuma preferred stock accrue daily and be cumulative from, and including, the date of original issue and shall be payable monthly in arrears on the 1st day of each calendar month (each, a “dividend payment date”); provided that if any dividend payment date is not a business day (as defined below), then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day, and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that dividend payment date to that next succeeding business day.

Any dividend payable on the Yuma preferred stock, including dividends payable for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in Yuma’s stock records for the Yuma preferred stock at the close of business on the applicable record date, which shall be the 10th day preceding the applicable dividend payment date, or such other date that Yuma establishes no less than 10 days and no more than 30 days preceding the dividend payment date (each, a “dividend record date”). The term “dividend period” means a period commencing on, and including, a dividend payment date, to, but not including, the following dividend payment date.

No dividends on shares of Yuma preferred stock shall be authorized by Yuma’s board of directors or paid or set apart for payment by Yuma at any time when the payment thereof would be unlawful under the laws of the State of California, or when the terms and provisions of any agreement of Yuma’s, including any agreement relating to its indebtedness (including but not limited to, its credit agreement, securities and other agreements being referred to as the “Limiting Documents”), prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the Limiting Documents or a default under the Limiting Documents, or if the authorization, payment or setting apart for payment shall be restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Yuma preferred stock will accrue whether or not Yuma has earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Yuma preferred stock which may be in arrears, and holders of the Yuma preferred stock will not be entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Yuma preferred stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to those shares.

Future distributions on Yuma’s common stock and preferred stock, including the Yuma preferred stock offered will be at the discretion of Yuma’s board of directors and will depend on, among other things, Yuma’s results of operations, cash flow from operations, financial condition and capital requirements, any debt service requirements and any other factors Yuma’s board of directors deems relevant. Accordingly, Yuma cannot guarantee that Yuma will be able to make cash distributions on Yuma’s preferred stock or what the actual distributions will be for any future period.

Except as described in the next paragraph, unless full cumulative dividends on the Yuma preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods, no dividends (other than in shares of Yuma common stock or in shares of any series of preferred stock that Yuma may issue ranking junior to the Yuma preferred stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment upon shares of Yuma’s common stock or preferred stock that Yuma may issue ranking junior to or on parity with the Yuma preferred stock as to dividends or upon liquidation. Nor shall any other distribution be declared or made upon shares of Yuma’s common stock or preferred stock that Yuma may issue ranking junior to or on parity with the Yuma preferred stock as to dividends or upon liquidation. In addition, any shares of Yuma’s common stock or preferred stock that Yuma may issue ranking junior to or on parity with the Yuma preferred stock as to dividends or upon liquidation shall not be redeemed, purchased or otherwise acquired for any consideration (or any moneys paid to or made available for a sinking fund for the redemption of any such shares) by Yuma (except as mandatorily required by the terms of such equity security, by conversion into or exchange for Yuma’s other capital stock that Yuma may issue ranking junior to the Yuma preferred stock as to dividends and upon liquidation and cash solely in lieu of fractional shares of Yuma’s capital stock, or under any employee benefit plan of Yuma, including, but not limited to payments in connection with the satisfaction of employees’ tax withholding obligations pursuant to employee benefit plans or outstanding awards (and payment of any corresponding requisite amounts to the appropriate governmental authority)).

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Yuma preferred stock and the shares of any other series of preferred stock that Yuma may issue ranking on parity as to dividends with the Yuma preferred stock, all dividends declared upon the Yuma preferred stock and any other series of preferred stock ranking on parity that Yuma may issue as to dividends with the Yuma preferred stock shall be declared pro rata so that the amount of dividends declared per share of Yuma preferred stock and such other series of preferred stock that Yuma may issue shall in all cases bear to each other the same ratio that accrued dividends per share on the Yuma preferred stock and such other series of preferred stock that Yuma may issue (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Yuma preferred stock which may be in arrears.

Whenever (i) a Listing Event (as defined below) has occurred or (ii) dividends on any shares of Yuma preferred stock are in arrears for any monthly dividend period within a quarterly period for a total of six (6) consecutive or non-consecutive quarterly periods (the events in clauses (i) and (ii) each being a “Penalty Event”), the Dividend Rate shall be increased by 2.00% per annum (the “Penalty Rate”) over the otherwise applicable Dividend Rate (which will be the equivalent of a 11.25% rate per annum, which is equivalent to $2.8125 per annum per share). For purposes hereof a “Listing Event” shall have occurred if, after November 30, 2014 the Yuma preferred stock is not listed for trading on the NYSE, the NYSE MKT LLC (“NYSE MKT”) or NASDAQ Stock Market, Inc. (“NASDAQ”) or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ (each a “national exchange”) for 180 or more consecutive days. This Penalty Rate shall remain in effect until a Correction Event (as defined below) has occurred with respect to each Penalty Event then continuing. Thereafter, the foregoing provisions will not be applicable unless there is again a failure to pay a monthly dividend during any future quarterly period. The term “Correction Event” means, (i) with respect to any Listing Event, the listing of the Yuma preferred stock for trading on a national exchange and (ii) with respect to a Penalty Event consisting of the non-payment of dividends for any monthly dividend period within a quarterly period for a total of six (6) consecutive or non-consecutive quarterly periods, the payment in full of all dividends accumulated on the Yuma preferred stock for all past dividend periods and the two most recent quarterly periods (or the declaration of such dividends provided that a sum sufficient for the payment thereof is set aside for such payment).

The term “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York or Houston, Texas are authorized or required by law, regulation or executive order to close.

Liquidation Preference

In the event of Yuma’s voluntary or involuntary liquidation, dissolution or winding up, the holders of shares of Yuma preferred stock will be entitled to be paid out of the assets Yuma has legally available for distribution to Yuma shareholders, subject to the preferential rights of the holders of any class or series of Yuma’s equity securities it may issue ranking senior to the Yuma preferred stock with respect to the distribution of assets upon liquidation, dissolution or winding up, a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid dividends to, but not including, the date of payment, before any distribution of assets is made to holders of Yuma’s common stock or any other class or series of Yuma’s stock Yuma may issue that ranks junior to the Yuma preferred stock as to liquidation rights.

In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, Yuma’s available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Yuma preferred stock and the corresponding amounts payable on all shares of other classes or series of Yuma’s equity securities that Yuma may issue ranking on parity with the Yuma preferred stock in the distribution of assets, then the holders of the Yuma preferred stock and all other such classes or series of equity securities shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Holders of Yuma preferred stock will be entitled to written notice of any such liquidation no fewer than 30 and no more than 60 days prior to the payment date. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Yuma preferred stock will have no right or claim to any of Yuma’s remaining assets. The consolidation or merger of Yuma with or into any other corporation, trust or entity or of any other entity with or into Yuma, or the sale, lease, transfer or conveyance of all or substantially all of Yuma’s property or business, shall not be deemed to constitute a liquidation, dissolution or winding up of Yuma (although such events may give rise to the special optional redemption and conversion rights described below).

Redemption

The Yuma preferred stock is not redeemable prior to October 23, 2017, except as described below under “—Special Optional Redemption.” In addition, no redemption shall occur under any circumstances if any term or condition contained in any Limiting Document prohibits it or if such redemption shall result in a default thereunder.

Optional Redemption. On and after October 23, 2017 Yuma may, at its option, upon not less than 30 nor more than 60 days’ written notice, redeem the Yuma preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If Yuma elects to redeem any shares of Yuma preferred stock as described in this paragraph, Yuma may use any available cash to pay the redemption price, and Yuma will not be required to pay the redemption price only out of the proceeds from the issuance of other equity securities or any other specific source.

Special Optional Redemption. Upon the occurrence of a Change of Control, provided no Limiting Document prohibits it, Yuma may, at Yuma’s option, upon not less than 30 nor more than 60 days’ written notice, redeem the Yuma preferred stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If, prior to the Change of Control Conversion Date, Yuma has provided notice of Yuma’s election to redeem some or all of the shares of Yuma preferred stock (whether pursuant to Yuma’s optional redemption right described above under “—Optional Redemption” or this special optional redemption right), the holders of Yuma preferred stock will not have the Change of Control Conversion Right (as defined below) described below under “—Change of Control Conversion Rights” with respect to the shares called for redemption. If Yuma elects to redeem any shares of the Yuma preferred stock as described in this paragraph, Yuma may use any available cash to pay the redemption price, and it will not be required to pay the redemption price only out of the proceeds from the issuance of other equity securities or any other specific source.

A “Change of Control” is deemed to occur when, after any share of Yuma preferred stock is originally issued by Yuma, any of the following has occurred and is continuing:

●
a “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have beneficial ownership of all shares of voting stock that such person or group has the right to acquire regardless of when such right is first exercisable), directly or indirectly, of Yuma’s voting stock representing more than 50% of the total voting power of Yuma’s voting stock;

●	Yuma sells, transfers, or otherwise disposes of all or substantially all of its assets; or

●
the consummation of a merger or share exchange with another entity when Yuma’s stockholders immediately prior to the merger or share exchange would not beneficially own, immediately after the merger or share exchange, shares representing 50% or more of the outstanding voting stock of the entity issuing cash or securities in the merger or share exchange (without consideration of the rights of any class of stock to elect directors by a separate group vote), or when members of Yuma’s board of directors immediately prior to the merger or share exchange would not, immediately after the merger or share exchange, constitute a majority of the board of directors of the entity issuing cash or securities in the merger or share exchange.

Redemption Procedures. In the event Yuma elects to redeem Yuma preferred stock, the notice of redemption will be mailed to each holder of record of Yuma preferred stock called for redemption at such holder’s address as it appears on Yuma’s stock transfer records, not less than 30 nor more than 60 days’ prior to the redemption date, and will state the following:

●	the redemption date;

●	the number of shares of Yuma preferred stock to be redeemed;

●	the redemption price;

●	the place or places where certificates (if any) for the Yuma preferred stock are to be surrendered for payment of the redemption price;

●	that dividends on the shares to be redeemed will cease to accumulate on the redemption date;

●	whether such redemption is being made pursuant to the provisions described above under “—Redemption—Optional Redemption” or “—Redemption—Special Optional Redemption”;

●
if applicable, that such redemption is being made in connection with a Change of Control and, in that case, a brief description of the transaction or transactions constituting such Change of Control; and

●
if such redemption is being made in connection with a Change of Control, that the holders of the shares of Yuma preferred stock being so called for redemption will not be able to tender such shares of Yuma preferred stock for conversion in connection with the Change of Control and that each share of Yuma preferred stock tendered for conversion that is called, prior to the Change of Control Conversion Date (as defined below), for redemption will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

If less than all of the shares of Yuma preferred stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Yuma preferred stock held by such holder to be redeemed. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Yuma preferred stock except as to the holder to whom notice was defective or not given.

Holders of Yuma preferred stock to be redeemed shall surrender the Yuma preferred stock at the place designated in the notice of redemption and shall be entitled to the redemption price and any accumulated and unpaid dividends payable upon the redemption following the surrender. If notice of redemption of any shares of Yuma preferred stock has been given and if Yuma has irrevocably set aside the funds necessary for redemption in trust for the benefit of the holders of the shares of Yuma preferred stock so called for redemption, then from and after the redemption date (unless default shall be made by Yuma in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends will cease to accumulate on those shares of Yuma preferred stock, those shares of Yuma preferred stock shall no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption. If any redemption date is not a business day, then the redemption price and accumulated and unpaid dividends, if any, payable upon redemption may be paid on the next business day and no interest, additional dividends or other sums will accumulate on the amount payable for the period from and after that redemption date to that next business day. If less than all of the outstanding Yuma preferred stock is to be redeemed, the Yuma preferred stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method Yuma determines.

Immediately prior to any redemption of Yuma preferred stock, Yuma shall pay, in cash, any accumulated and unpaid dividends through and including the redemption date, unless a redemption date falls after a dividend record date and prior to the corresponding dividend payment date, in which case each holder of Yuma preferred stock at the close of business on such dividend record date shall be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares before such dividend payment date. Except as provided above, Yuma will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of the Yuma preferred stock to be redeemed.

Unless full cumulative dividends on all shares of Yuma preferred stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods, no shares of Yuma preferred stock shall be redeemed unless all outstanding shares of Yuma preferred stock are simultaneously redeemed, and Yuma will not purchase or otherwise acquire directly or indirectly any shares of Yuma preferred stock (except by exchanging it for Yuma’s capital stock ranking junior to the Yuma preferred stock as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition by Yuma of shares of Yuma preferred stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Yuma preferred stock.

Subject to applicable law, Yuma may purchase shares of Yuma preferred stock in the open market, by tender or by private agreement. Any shares of Yuma preferred stock that it acquires may be retired and re-classified as authorized but unissued shares of preferred stock, without designation as to class or series, and may thereafter be reissued as any class or series of preferred stock.

Change of Control Conversion Rights

Upon the occurrence of a Change of Control, each holder of Yuma preferred stock will have the right (unless, prior to the Change of Control Conversion Date, Yuma has provided notice of Yuma’s election to redeem some or all of the shares of Yuma preferred stock held by such holder as described above under “—Redemption— Optional Redemption” or “—Redemption—Special Optional Redemption,” in which case such holder will have the right only with respect to shares of Yuma preferred stock that are not called for redemption) to convert some or all of the Yuma preferred stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of Yuma’s common stock per share of Yuma preferred stock (the “Common Stock Conversion Consideration”) equal to the lesser of:

●
the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Yuma preferred stock plus the amount of any accumulated and unpaid dividends thereon to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a dividend record date and prior to the corresponding dividend payment date for the Yuma preferred stock, in which case no additional amount for accumulated and unpaid dividends will be included in this sum) by (ii) the Common Stock Price, as defined below (such quotient, the “Conversion Rate”); and

●	14.12 (the “Share Cap”), subject to certain adjustments as described below.

Anything in the Yuma certificate of determination to the contrary notwithstanding and except as otherwise required by law, the persons who are the holders of record of shares of Yuma preferred stock at the close of business on a dividend record date will be entitled to receive the dividend payable on the corresponding dividend payment date notwithstanding the conversion of those shares after such dividend record date and on or prior to such dividend payment date and, in such case, the full amount of such dividend shall be paid on such dividend payment date to the persons who were the holders of record at the close of business on such dividend record date. Except as provided above, Yuma will make no allowance for unpaid dividends that are not in arrears on the shares of Yuma preferred stock to be converted.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of Yuma’s common stock to existing holders of Yuma’s common stock), subdivisions or combinations (in each case, a “Share Split”) with respect to Yuma common stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of Yuma’s common stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of Yuma’s common stock outstanding immediately after giving effect to such Share Split and the denominator of which is the number of shares of Yuma’s common stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of Yuma’s common stock (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable or deliverable, as applicable, in connection with the exercise of the Change of Control Conversion Right will not exceed 19,768,000 shares of Yuma’s common stock (or equivalent Alternative Conversion Consideration, as applicable).

In the case of a Change of Control pursuant to which Yuma’s common stock is or will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of Yuma preferred stock will receive upon conversion of such Yuma preferred stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of Yuma’s common stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration” the Common Stock Conversion Consideration or the Alternative Conversion Consideration, whichever shall be applicable to a Change of Control, is referred to as the “Conversion Consideration”).

If the holders of Yuma common stock have the opportunity to elect the form of consideration to be received in the Change of Control, the Conversion Consideration in respect of such Change of Control will be deemed to be the kind and amount of consideration actually received by holders of a majority of the outstanding shares of Yuma’s common stock that made or voted for such an election (if electing between two or two or more types of consideration) or holders of a plurality of the outstanding shares of Yuma’s common stock that made or voted for such an election (if electing between two or more types of consideration), as the case may be, and will be subject to any limitations to which all holders of Yuma’s common stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in such Change of Control.

Yuma will not issue fractional shares of Yuma’s common stock upon the conversion of the Yuma preferred stock in connection with a Change of Control. Instead, Yuma will make a cash payment equal to the value of such fractional shares based upon the Common Stock Price used in determining the Common Stock Conversion Consideration for such Change of Control.

Within 15 days following the occurrence of a Change of Control, provided that Yuma has not then exercised its right to redeem all shares of Yuma preferred stock pursuant to the redemption provisions described above, it will provide to holders of Yuma preferred stock a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right. This notice will state the following:

●	the events constituting the Change of Control;

●	the date of the Change of Control;

●	the last date on which the holders of Yuma preferred stock may exercise their Change of Control Conversion Right;

●	the method and period for calculating the Common Stock Price;

●	the Change of Control Conversion Date;

●
that if, prior to the Change of Control Conversion Date, Yuma has provided notice of Yuma’s election to redeem all or any shares of Yuma preferred stock, holders will not be able to convert the shares of Yuma preferred stock called for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right;

●	if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Yuma preferred stock;

●	the name and address of the paying agent, transfer agent and conversion agent for the Yuma preferred stock;

●
the procedures that the holders of Yuma preferred stock must follow to exercise the Change of Control Conversion Right (including procedures for surrendering shares for conversion through the facilities of a depositary (as defined below)), including the form of conversion notice to be delivered by such holders as described below; and

●	the last date on which holders of Yuma preferred stock may withdraw shares surrendered for conversion and the procedures that such holders must follow to effect such a withdrawal.

Under such circumstances, Yuma will also issue a press release containing such notice for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post a notice on Yuma’s website, in any event prior to the opening of business on the first business day following any date on which Yuma provides the notice described above to the holders of Yuma preferred stock.

To exercise the Change of Control Conversion Right, the holders of Yuma preferred stock will be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing the shares of Yuma preferred stock to be converted, duly endorsed for transfer (or, in the case of any shares of Yuma preferred stock held in book-entry form through a depositary, to deliver, on or before the close of business on the Change of Control Conversion Date, the shares of Yuma preferred stock to be converted through the facilities of such depositary), together with a written conversion notice in the form provided by Yuma, duly completed, to Yuma’s transfer agent. The conversion notice must state:

●	the relevant Change of Control Conversion Date;

●	the number of shares of Yuma preferred stock to be converted; and

●	that the Yuma preferred stock is to be converted pursuant to the applicable provisions of the Yuma preferred stock.

The term “Change of Control Conversion Date” means the date the Yuma preferred stock is to be converted, which will be a business day selected by Yuma that is no fewer than 20 nor more than 35 days after the date on which Yuma provides the notice described above to the holders of Yuma preferred stock.

The term “Common Stock Price” means (i) if the consideration to be received in the Change of Control by the holders of Yuma’s common stock is solely cash, the amount of cash consideration per share of Yuma common stock or (ii) if the consideration to be received in the Change of Control by holders of Yuma’s common stock is other than solely cash (x) the average of the closing sale prices per share of Yuma’s common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices per share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal National Exchange on which Yuma’s common stock is then traded, or (y) the average of the last quoted bid prices for Yuma’s common stock in the over-the-counter market as reported by Pink OTC Markets Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred, if Yuma’s common stock is not then listed for trading on a national exchange.

Holders of Yuma preferred stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to Yuma’s transfer agent prior to the close of business on the business day prior to the Change of Control Conversion Date. The notice of withdrawal delivered by any holder must state:

●	the number of withdrawn shares of Yuma preferred stock;

●	if certificated Yuma preferred stock has been surrendered for conversion, the certificate numbers of the withdrawn shares of Yuma preferred stock; and

●	the number of shares of Yuma preferred stock, if any, which remain subject to the holder’s conversion notice.

Notwithstanding the foregoing, if any shares of Yuma preferred stock are held in book-entry form through DTC or a similar depositary (each, a “depositary”), the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures, if any, of the applicable depositary.

Yuma preferred stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date Yuma has provided notice of Yuma’s election to redeem some or all of the shares of Yuma preferred stock, as described above under “—Redemption—Optional Redemption” or “—Redemption—Special Optional Redemption,” in which case only the shares of Yuma preferred stock properly surrendered for conversion and not properly withdrawn that are not called for redemption will be converted. If Yuma elects to redeem shares of Yuma preferred stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such shares of Yuma preferred stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date the redemption price described above under “—Redemption—Optional Redemption” or “—Redemption—Special Optional Redemption,” as applicable.

Yuma will deliver all securities, cash and any other property owing upon conversion no later than the third business day following the Change of Control Conversion Date. Notwithstanding the foregoing, the persons entitled to receive any shares of Yuma common stock or other securities delivered on conversion will be deemed to have become the holders of record thereof as of the Change of Control Conversion Date.

In connection with the exercise of any Change of Control Conversion Right, Yuma will comply with all federal and state securities laws and stock exchange rules in connection with any conversion of Yuma preferred stock into shares of Yuma common stock or other property.

Except as provided above, the Yuma preferred stock is not convertible into or exchangeable for any other securities or property.

Voting Rights

Holders of the Yuma preferred stock will not have any voting rights, except as set forth below or as otherwise required by law.

Whenever a Penalty Event has occurred, the number of directors constituting Yuma’s board of directors will, subject to the maximum number of directors authorized under Yuma’s bylaws then in effect and California law, be automatically increased by two (if not already increased by two by reason of the election of directors by the holders of any other classes or series of Yuma’s equity securities Yuma may issue upon which similar voting rights have been conferred and are exercisable and with which the Yuma preferred stock is entitled to vote as a class with respect to the election of those two directors) and the holders of Yuma preferred stock (voting separately as a class with all other classes or series of equity securities Yuma may issue upon which similar voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Yuma preferred stock in the election of those two directors) will be entitled to vote for the election of those two additional directors at a special meeting called by Yuma at the request of the holders of record of at least 25% of the outstanding shares of Yuma preferred stock or by the holders of any other classes or series of equity securities upon which similar voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Yuma preferred stock in the election of those two directors (unless the request is received less than 90 days before the date fixed for the next annual or special meeting of shareholders, in which case, such vote will be held at the earlier of the next annual or special meeting of shareholders), and at each subsequent annual meeting until a Correction Event has occurred with respect to each Penalty Event then continuing. In that case, the right of holders of the Yuma preferred stock to elect any directors will cease and, unless there are other classes or series of Yuma’s equity securities upon which similar voting rights have been conferred and are exercisable, any directors elected by holders of the Yuma preferred stock shall immediately resign and the number of directors constituting the board of directors shall be reduced accordingly. In no event shall the holders of Yuma preferred stock be entitled pursuant to these voting rights to elect a director that would cause it to fail to satisfy a requirement relating to director independence of any national exchange on which any class or series of Yuma’s stock is listed or quoted. For the avoidance of doubt, in no event shall the total number of directors elected by holders of the Yuma preferred stock (voting separately as a class with all other classes or series of equity securities Yuma may issue upon which similar voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Yuma preferred stock in the election of such directors) pursuant to these voting rights exceed two.

If a special meeting is not called by Yuma within 75 days after request from the holders of Yuma preferred stock as described above, then the holders of record of at least 25% of the then outstanding shares of Yuma preferred stock may designate a holder to call the meeting at Yuma’s expense.

If, at any time when the voting rights conferred upon the Yuma preferred stock are exercisable, any vacancy in the office of a director elected shall occur (other than as a result of the removal of such director), then such vacancy may be filled only by the remaining such director or by vote of the holders of record of the then outstanding shares of Yuma preferred stock and any other classes or series of equity securities upon which similar voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Yuma preferred stock in the election of directors. Any director elected or appointed may be removed (and the corresponding vacancy created thereby may be filled) only by the affirmative vote of holders of the then outstanding shares of Yuma preferred stock and any other classes or series of equity securities upon which similar voting rights have been conferred and are exercisable and which classes or series of equity securities are entitled to vote as a class with the Yuma preferred stock in the election of directors, such removal to be effected by the affirmative vote of a majority of the votes entitled to be cast by the holders of the then outstanding shares of Yuma preferred stock and any such other classes or series of equity securities, and may not be removed by the holders of Yuma’s common stock.

On each matter on which holders of Yuma preferred stock are entitled to vote, each share of Yuma preferred stock will be entitled to one vote, except that when shares of any other class or series of Yuma’s equity securities have the right to vote with the Yuma preferred stock as a single class on any matter, the Yuma preferred stock and the shares of each such other class or series will have one vote for each $25.00 of liquidation preference (excluding accumulated dividends).

So long as any shares of Yuma preferred stock remain outstanding, Yuma will not, without the affirmative vote of the holders of at least two-thirds of the shares of the Yuma preferred stock outstanding at the time, given in person or by proxy, at a meeting (voting together as a class with all other classes or series of equity securities that Yuma may issue upon which similar voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Yuma preferred stock), (a) authorize or create, or increase the authorized or issued amount of, any class or series of equity securities ranking senior to the Yuma preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of Yuma’s authorized capital stock into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (b) amend, alter or repeal the provisions of Yuma’s articles of incorporation, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Yuma preferred stock (each, an “Event”); provided, however, with respect to the occurrence of any Event set forth in (b) above, so long as the Yuma preferred stock remains outstanding with the terms thereof materially unchanged, taking into account that, upon an occurrence of an Event, Yuma may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of the Yuma preferred stock and, provided further, that any increase in the amount of the authorized common stock or other equity securities Yuma may issue, including the Yuma preferred stock, or the creation or issuance of any additional Yuma preferred stock or class or other series of equity securities that it may issue, or any increase in the amount of authorized shares of such class or series, in each case ranking on parity with or junior to the Yuma preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Yuma preferred stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

Except as expressly stated in the Yuma certificate of determination or as may be required by applicable law, the Yuma preferred stock will not have any relative, participating, optional or other special voting rights or powers and the consent of the holders thereof shall not be required for the taking of any corporate action.

Information Rights

During any period in which Yuma is not subject to Section 13 or 15(d) of the Exchange Act and any shares of Yuma preferred stock are outstanding, Yuma will use its best efforts to (i) transmit by mail (or other permissible means under the Exchange Act) to all holders of Yuma preferred stock, as their names and addresses appear on Yuma’s record books and without cost to such holders, copies of the annual reports on Form 10-K and quarterly reports on Form 10-Q that Yuma would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if Yuma were subject thereto (other than any exhibits that would have been required) and (ii) promptly, upon request, supply copies of such reports to any holders or prospective holder of Yuma preferred stock. Yuma will use its best effort to mail (or otherwise provide) the information to the holders of the Yuma preferred stock within 15 days after the respective dates by which a periodic report on Form 10-K or Form 10-Q, as the case may be, in respect of such information would have been required to be filed with the SEC, if Yuma were subject to Section 13 or 15(d) of the Exchange Act, in each case, based on the dates on which it would be required to file such periodic reports if it was a “non-accelerated filer” within the meaning of the Exchange Act.

Preemptive Rights

No holders of the Yuma preferred stock will, as holders of Yuma preferred stock, have any preemptive rights to purchase or subscribe for Yuma’s common stock or any other security.

Transfer Agent and Registrar

The transfer agent and registrar for Yuma common stock and preferred stock is Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts 02021. Its telephone number is (800) 962-4284.

DESCRIPTION OF YUMA DELAWARE CAPITAL STOCK

General

The following description summarizes certain important terms of Yuma Delaware’s capital stock, as they are expected to be in effect immediately prior to the effective time of the reincorporation. Yuma Delaware will adopt an amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the effective time of the reincorporation, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section entitled “Description of Yuma Delaware Capital Stock,” you should refer to the Yuma Delaware amended and restated certificate of incorporation, which are sometimes referred to as the “Delaware Certificate,” and the Yuma Delaware amended and restated bylaws, which is sometimes referred to as the “Delaware Bylaws,” and which are included as Annex H and Annex I, respectively, to this proxy statement/prospectus, and to the applicable provisions of Delaware law. Immediately following the completion of the reincorporation, Yuma Delaware’s authorized capital stock will consist of 120,000,000 shares of capital stock, $0.001 par value per share, of which:

●	100,000,000 shares are designated as common stock; and

●	20,000,000 shares are designated as preferred stock.

As of August 24, 2016, there were 100 shares of Yuma Delaware common stock outstanding, held only by Yuma, and no shares of Yuma Delaware preferred stock were outstanding. The Yuma Delaware board of directors is authorized, without stockholder approval except as required by the listing standards of the NYSE MKT, to issue additional shares of capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Yuma Delaware common stock are entitled to receive dividends out of funds legally available if the Yuma Delaware board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that the Yuma Delaware board of directors may determine.

Voting Rights

Holders of Yuma Delaware common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. However, each holder of Yuma Delaware preferred stock will be entitled to vote equally with the holders of the Yuma Delaware common stock on an as-converted basis (initially each share of Yuma Delaware preferred stock is convertible into one share of common stock).Yuma Delaware has not provided for cumulative voting for the election of directors in the Delaware Certificate. The Delaware Certificate establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a majority of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. In the event that the number of nominees for director exceeds the number of directors to be elected, directors shall be elected by a plurality of the votes cast.

No Preemptive or Similar Rights

Yuma Delaware common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If Yuma Delaware becomes subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to Yuma Delaware stockholders would be distributable ratably among the holders of Yuma Delaware common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of Yuma Delaware common stock are, and the shares of Yuma Delaware common stock to be issued pursuant to the reincorporation and the merger will be, fully paid and non-assessable.

Preferred Stock

The Yuma Delaware board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by Yuma Delaware stockholders. Yuma Delaware’s board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by Yuma Delaware’s stockholders. Yuma Delaware’s board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Yuma Delaware common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Yuma Delaware and might adversely affect the market price of Yuma Delaware common stock and the voting and other rights of the holders of Yuma Delaware common stock. Yuma Delaware has no current plan to issue any shares of preferred stock.

Pursuant to the merger agreement, Yuma Delaware has agreed to create a new series of preferred stock, the Series D Convertible Preferred Stock (the “Yuma Delaware preferred stock”) with the terms set forth in the Certificate of Designation of Series D Convertible Preferred Stock of Yuma Delaware Merger Subsidiary, Inc. (the “Yuma Delaware certificate of designation”).

General

Pursuant to the Yuma Delaware certificate of incorporation, Yuma Delaware is currently authorized to designate and issue up to 20,000,000 shares of preferred stock, $0.001 par value per share, in one or more classes or series and, subject to the limitations prescribed by its certificate of incorporation and Delaware law, with such rights, preferences, privileges and restrictions of each class or series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series as Yuma Delaware’s board of directors may determine, without any vote or action by Yuma Delaware’s stockholders. Yuma Delaware’s board of directors has designated a new series of preferred stock with the rights described herein consisting of up to [●] authorized shares, designated as Series D Convertible Preferred Stock, which Yuma Delaware refers to as the “Yuma Delaware preferred stock,” by filing a certificate of designation attached to this proxy statement/prospectus as Annex K (the “Yuma Delaware certificate of designation”) with the Secretary of State of the State of Delaware setting forth the rights, preferences, privileges and restrictions of the Yuma Delaware preferred stock. Following the designation of the Yuma Delaware preferred stock by Yuma Delaware’s board of directors, Yuma Delaware has available [●] shares of undesignated preferred stock authorized under the terms of Yuma Delaware’s certificate of incorporation. Yuma Delaware’s board of directors may, without the approval of holders of the Yuma Delaware preferred stock or its common stock, designate additional series of authorized preferred stock ranking junior to or on parity with the Yuma Delaware preferred stock or designate additional shares of the Yuma Delaware preferred stock and authorize the issuance of such shares.

Maturity

The Yuma Delaware preferred stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. Shares of the Yuma Delaware preferred stock will remain outstanding indefinitely unless converted into Yuma Delaware common stock.

Ranking

The Yuma Delaware preferred stock will generally rank, with respect to rights to the payment of dividends and the distribution of assets upon Yuma Delaware’s liquidation, dissolution or winding up senior to all classes or series of Yuma Delaware’s common stock and to all other equity securities issued by Yuma Delaware.

Dividends

The holders of shares of Yuma Delaware preferred stock are entitled to receive, in preference to all of Yuma Delaware’s common stock, a 7.0% per annum dividend on the original issue price of each share of Yuma Delaware preferred stock held by such holder that is cumulative and payable in kind per share in such number of shares of Yuma Delaware preferred stock determined using a price per share equal to approximately $5.70 per share (adjusted appropriately for stock splits, stock dividends, recapitalizations, consolidations, mergers, reclassifications and the like with respect to the Yuma Delaware preferred stock) (the “original issue price’’) and calculated on actual number of days elapsed in a year of 365 days. In lieu of the issuance of a fractional share of Yuma Delaware preferred stock as a dividend, Yuma Delaware will issue a whole share of Yuma Delaware preferred stock (rounded to the nearest whole share), determined on the basis of the total number of shares of Yuma Delaware preferred stock held by the holder with respect to which such dividends are being calculated. Such dividends will be cumulative and compound on a quarterly basis to the extent not paid for any reason. Dividends will accrue and be cumulative from the date that the Yuma Delaware preferred stock is issued under the Yuma Delaware certificate of designation, whether or not Yuma Delaware has earnings or profits, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared or paid. Quarterly dividends will be paid on the last business day of the fiscal quarter (the “payment date”). Dividends paid in an amount less than the total amount of such accrued dividends at the time shall be allocated pro rata on a share-by-share basis among all shares of Yuma Delaware preferred stock at the time outstanding. The record date for determination of the holders of Yuma Delaware preferred stock entitled to receive payment of a dividend thereon shall be fifteen (15) days before the payment date, or such other date that Yuma Delaware establishes no less than ten (10) days and no more than thirty (30) days preceding the payment date.  In addition, if and when any dividend is declared or paid by the Yuma Delaware board with respect to the Yuma Delaware common stock, the Yuma Delaware board will also declare and pay the same dividend on each share of the Yuma Delaware preferred stock then outstanding on an as-if-converted to Yuma Delaware common stock basis.

Liquidation Preference

In the event of a triggering event, the holders of Yuma Delaware preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of Yuma Delaware to the holders of Common Stock by reason of their ownership thereof, the preference amount payable with respect to each outstanding share of Yuma Delaware preferred stock held by them. If, upon the occurrence of such Triggering Event, the assets and funds thus distributed or the consideration paid to the holders of Yuma Delaware’s capital stock, as the case may be, among the holders of Yuma Delaware preferred stock shall be insufficient to permit the payment to such holders of the full preference amounts, then the entire assets and funds of Yuma Delaware legally available for distribution or the consideration paid to the holders of Yuma Delaware’s capital stock, as the case may be, shall be distributed ratably among the holders of Yuma Delaware preferred stock in proportion to the preference amounts each such holder is otherwise entitled to receive.

The term “triggering event” means a transaction or series of related transactions that results in (i) the sale, conveyance, transfer or other disposition of all or substantially all of the property, assets or business of Yuma Delaware or its subsidiaries, taken as a whole, (ii) the merger of Yuma Delaware with or into or the consolidation of Yuma Delaware with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of Yuma Delaware), (iii) a third party or a group of related third parties (other than pursuant to an offering registered under the Securities Act) acquiring from Yuma Delaware, or from the holders of Yuma Delaware’s capital stock, shares representing 50% or more of the outstanding voting power of Yuma Delaware, or (iv) the liquidation, dissolution or winding up of Yuma Delaware, either voluntary or involuntary; provided that none of the following shall be considered a triggering event: (A) a merger effected exclusively for the purpose of changing the domicile of Yuma Delaware or (B) a transaction in which the stockholders of Yuma Delaware immediately prior to the transaction own 50% or more of the voting power of the surviving corporation following the transaction.

The term “preference amount” means, with respect to each outstanding share of Yuma Delaware preferred stock, the greater of (x) the original issue price for each outstanding share of Yuma Delaware preferred stock then held by them, plus accrued but unpaid dividends and (y) the amount distributable or the consideration payable with respect to Yuma Delaware common stock on the number of shares of Yuma Delaware common stock into which such share of Yuma Delaware preferred stock is convertible in the event of a triggering event if all outstanding shares of Yuma Delaware preferred stock were deemed to have converted into shares of Yuma Delaware common stock immediately prior to such triggering event.

Redemption

The Yuma Delaware preferred stock is not redeemable.

Conversion Rights

Optional Conversion.  Each share of Yuma Delaware preferred stock (including any shares of Yuma Delaware preferred stock payable as dividends that have accrued but are unpaid) is convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the principal corporate offices of Yuma Delaware or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Yuma Delaware common stock as is determined by dividing (i) the original issue price (approximately $5.70, subject to adjustment), by (ii) the conversion price (the “conversion price”) applicable to such share in effect on the date the stock certificate is surrendered for conversion. The initial conversion price per share of Yuma Delaware preferred stock is approximately $5.70, subject to adjustment as set forth in Yuma Delaware certificate of designation.

Mandatory Conversion.   Each share of Yuma Delaware preferred stock shall, at the election of Yuma Delaware, automatically be converted into shares of Yuma Delaware common stock at the conversion price then in effect for such share immediately upon a mandatory conversion event. The term “mandatory conversion event” means any of: (i) the date specified, if any, by vote or written consent of the holders of a majority of the outstanding shares of Yuma Delaware preferred stock; (ii) with respect to any holder, any time that less than 10% of the original number of shares of Yuma Delaware preferred stock issued to such holder (as adjusted for stock splits, stock dividends, reclassification and the like) are held by such holder together with its affiliates on combined basis; or (iii) with respect to any holder, when such holder, together with its affiliates on combined basis, is no longer a holder of shares of Yuma Delaware common stock (or any securities received in consideration for such Yuma Delaware common stock in the event of merger, reorganization, reclassification or similar transaction).

Voting Rights

General Voting Rights.  The holders of the Yuma Delaware preferred stock are entitled to notice of all stockholder meetings at which holders of Yuma Delaware common stock are entitled to vote and are entitled to vote equally with the holders of the Yuma Delaware common stock as a single class on an as-converted basis on any matter presented to the stockholders of Yuma Delaware for their action or consideration.

Special Voting Rights.  In addition to any other vote required by law, the Yuma Delaware certificate of incorporation or the Yuma Delaware certificate of designation, the holders of shares of Yuma Delaware preferred stock are entitled to vote as a separate class on all matters specifically affecting the Yuma Delaware preferred stock.  Without limiting the foregoing, Yuma Delaware shall not, either directly or indirectly, by amendment, merger, consolidation or otherwise, do any of the following without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the outstanding shares of Yuma Delaware preferred stock, and any such act or transaction entered into without such approval shall be null and void ab initio, and of no force or effect:

(i)           amend or repeal any provision of, or add any provision to, the Yuma Delaware certificate of incorporation or the Yuma Delaware certificate of designation if such action would adversely alter or change the relative rights, preferences, privileges or powers of the Yuma Delaware preferred stock;

(ii)           authorize or issue, or obligate itself to issue, any other equity security, including any security convertible into or exercisable for any equity security, having a preference over, or being on a parity with, the Yuma Delaware preferred stock with respect to voting (other than the pari passu voting rights of Yuma Delaware common stock), dividends, redemption, conversion or upon liquidation;

(iii)           redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share of Yuma Delaware common stock or any security (other than Yuma Delaware preferred stock) convertible into or exchangeable or exercisable for shares of Yuma Delaware common stock; provided, however, that this restriction shall not apply to the repurchase of shares of Yuma Delaware common stock at fair market value from employees, officers, directors, consultants or other persons performing services for this Corporation or any subsidiary pursuant to agreements under which this Corporation has the option to repurchase such shares under existing agreements and/or upon the occurrence of certain events, such as the termination of employment or service, or pursuant to a right of first refusal; or

(iv)           declare, pay or set aside any dividends on any class of Yuma Delaware’s capital stock (other than the payment of dividends on the Yuma Delaware preferred stock).

Preemptive Rights

No holders of the Yuma Delaware preferred stock will, as holders of Yuma Delaware preferred stock, have any preemptive rights to purchase or subscribe for Yuma Delaware’s common stock or any other security.

Anti-Takeover Provisions

The provisions of Delaware law, the Delaware Certificate and the Delaware Bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of Yuma Delaware. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with Yuma Delaware’s board of directors. Yuma Delaware believes that the benefits of increased protection of Yuma Delaware’s potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

The Delaware Certificate, attached hereto as Annex H, and the Delaware Bylaws, attached hereto as Annex I, will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of Yuma Delaware’s board of directors or management team, including the following:

Board of Directors Vacancies. The Delaware Certificate and the Delaware Bylaws will authorize only Yuma Delaware’s board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting Yuma Delaware’s board of directors will be permitted to be set only as provided in, or in the manner provided by the Delaware Bylaws. The Delaware Bylaws provide that the number of directors will be no fewer than two and no more than seven, as determined by resolution of the Yuma Delaware board of directors from time to time. These provisions would prevent a stockholder from increasing the size of Yuma Delaware’s board of directors and then gaining control of Yuma Delaware’s board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of Yuma Delaware’s board of directors and will promote continuity of management.

Stockholder Action; Special Meeting of Stockholders. The Delaware Certificate will provide that Yuma Delaware stockholders may take action by written consent. As a result, a holder controlling a majority of Yuma Delaware capital stock would be able to amend the Delaware Bylaws or remove directors without holding a meeting of Yuma Delaware stockholders called in accordance with the Delaware Bylaws. The Delaware Bylaws will further provide that special meetings of Yuma Delaware stockholders may be called only by a majority of Yuma Delaware’s board of directors, the chairman of Yuma Delaware’s board of directors, Yuma Delaware’s Chief Executive Officer, Yuma Delaware’s President or by Yuma Delaware’s Secretary upon request to do so by holders or at least 10% of the voting power of the outstanding shares of Yuma Delaware.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Delaware Bylaws will provide advance notice procedures for stockholders seeking to bring business before Yuma Delaware’s annual meeting of stockholders or to nominate candidates for election as directors at Yuma Delaware’s annual meeting of stockholders. The Delaware Bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude Yuma Delaware stockholders from bringing matters before Yuma Delaware’s annual meeting of stockholders or from making nominations for directors at Yuma Delaware’s annual meeting of stockholders if the proper procedures are not followed. Yuma expects that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Yuma Delaware.

No Cumulative Voting. The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Delaware Certificate does not provide for cumulative voting.

Directors Removed Only for Cause. The Delaware Certificate will provide that stockholders may remove directors only for cause.

Amendment of Delaware Certificate Provisions. Any amendment of the above provisions in the Delaware Certificate would require approval by holders of at least a majority of the voting power of Yuma Delaware’s then outstanding capital stock.

Issuance of Undesignated Preferred Stock. Yuma Delaware’s board of directors will have the authority, without further action by Yuma Delaware’s stockholders, to issue up to 20,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by Yuma Delaware’s board of directors. The existence of authorized but unissued shares of preferred stock would enable Yuma Delaware’s board of directors to render more difficult or to discourage an attempt to obtain control of the company by means of a merger, tender offer, proxy contest or other means.

Forum Selection Provision. The Delaware Certificate provides that unless Yuma Delaware consents to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf, to the fullest extent permitted by law, of Yuma Delaware, (ii) action asserting a claim of breach of a fiduciary duty owed by any director or officer of Yuma Delaware to Yuma Delaware or Yuma Delaware’s stockholders, creditors or other constituents, (iii) action asserting a claim against Yuma Delaware or any director or officer of Yuma Delaware arising pursuant to any provision of the DGCL or the Delaware Certificate or the Delaware Bylaws, or (iv) action asserting a claim against Yuma Delaware or any director or officer of Yuma Delaware governed by the internal affairs doctrine, in each such case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Yuma Delaware shall be deemed to have notice of and consented to the forum provisions in the Yuma Delaware Certificate.

While Yuma Delaware believes that adoption of a Delaware forum selection provision is in the best interests of Yuma Delaware and its stockholders, currently, several legal challenges to forum selection provisions of other companies are pending, and such cases may result in the invalidation of such provisions. Further, state or federal courts in other jurisdictions may not be willing to adhere to Yuma Delaware’s forum selection provision.

Transfer Agent and Registrar

Upon completion of the reincorporation, the transfer agent and registrar for Yuma Delaware common stock will be Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts 02021. Its telephone number is (800) 962-4284.

Limitations of Liability and Indemnification

Yuma Delaware expects to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the reincorporation, and which will contain provisions that limit the liability of its directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, Yuma Delaware’s directors will not be personally liable to Yuma Delaware or its stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

●	any breach of their duty of loyalty to Yuma Delaware or its stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

●	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of Yuma Delaware’s directors will be further limited to the greatest extent permitted by the DGCL.

In addition, Yuma Delaware expects to adopt amended and restated bylaws, which will become effective immediately prior to the reincorporation, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of Yuma Delaware’s directors or officers or is or was serving at Yuma Delaware’s request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. The Delaware Bylaws are expected to provide that it may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of Yuma Delaware’s employees or agents or is or was serving at its request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The Delaware Bylaws will also provide that Yuma Delaware must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, Yuma Delaware has entered into or will enter into indemnification agreements with each of its directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require it, among other things, to indemnify its directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require Yuma Delaware to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. Yuma Delaware believes that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in the Delaware Certificate, amended and restated bylaws and in indemnification agreements that Yuma Delaware has entered into or will enter into with its directors and executive officers may discourage stockholders from bringing a lawsuit against Yuma Delaware’s directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against its directors and executive officers, even though an action, if successful, might benefit Yuma Delaware and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that Yuma Delaware pays the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, Yuma Delaware is not aware of any pending litigation or proceeding involving any person who is or was one of its directors, officers, employees or other agents or is or was serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and Yuma Delaware is not aware of any threatened litigation that may result in claims for indemnification.

Yuma Delaware has obtained or will obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to its directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to Yuma Delaware with respect to payments that may be made by it to these directors and executive officers pursuant to its indemnification obligations or otherwise as a matter of law.

Certain of Yuma Delaware’s non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of Yuma Delaware’s board of directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Yuma Delaware pursuant to the foregoing provisions, Yuma Delaware has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Listing

Yuma has reserved with the NYSE MKT the symbol “YUMA” in the event the merger agreement is approved and adopted, and the merger is consummated. Upon the closing of the merger and the approval of Yuma Delaware’s listing application, Yuma Delaware will announce the final symbol approved by the NYSE MKT.

FUTURE STOCKHOLDER PROPOSALS

2016 Yuma Annual Shareholder Meeting and Shareholder Proposals

If the merger agreement is approved and adopted by Yuma’s shareholders and if the merger is completed in 2016, Yuma will not hold an annual meeting of shareholders in 2016. If Yuma determines that the merger will not be completed in 2016, Yuma currently intends to hold an annual meeting of shareholders in 2016 on a date yet to be determined subsequently. In that event, Yuma will provide notice in a Current Report on Form 8-K or a Quarterly Report on Form 10-Q of the date fixed for the annual meeting, as well as the deadline for the submission of stockholder proposals to be included in its proxy statement for the annual meeting.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Working Interest Incentive Plan

The following table sets forth, with respect to Mr. Banks’ working interests acquired under the Yuma working interest plan (since the adoption of the plan in 1983 by the predecessor of Yuma’s subsidiary, Yuma Co.), the oil, natural gas and natural gas liquids revenues he received, lease operating expenses he paid, the resulting net cash flow before capital expenditures, capital expenditures he paid and net cash flow after capital expenditures during each of the years ended December 31, 2015 and 2014.

	Years Ended December 31,
	2015	2014
Natural gas and oil revenues	$414,439	$819,300
Lease operating expenditures	(499,750)	(672,429)

Net cash flow	(85,311)	146,871
Capital expenditures	(84,813)	(581,163)

Net after capital expenditures and before income taxes	$(170,124)	$(434,292)

The foregoing information has been derived solely from Yuma’s records. Accordingly, it may not include all revenues and expenses for the working interest plan interests that are not operated by Yuma. Mr. Banks’ working interests are his personal assets and Yuma does not restrict sales, dispositions or financing transactions involving Yuma’s working interests that it previously assigned to him. Mr. Banks pays Yuma for lease operating expenses and capital expenditures related to his working interests acquired under the working interest plan promptly upon receipt of each invoice. As of the years ended December 31, 2015 and 2014, Mr. Banks had outstanding payables to Yuma for such working interests in the amounts of $60,403 and $174,720, respectively, and each such payable was promptly paid upon receipt of the invoices.

Working Interest Owner

Mr. Christmas, one of Yuma’s directors, owns a working interest in two of Yuma’s wells, which Yuma operates under a standard joint operating agreement. During the years ended December 31, 2015 and 2014, Mr. Christmas received oil and gas revenues, net of severance taxes and transportation costs, totaling $18,623 and $147,038, respectively, from Yuma attributable to such working interests and during the years ended December 31, 2015 and 2014, Mr. Christmas incurred lease operating expenses and capital expenditures on such working interests of $88,717 and $821,422, respectively.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF YUMA DELAWARE PROPOSALS

Yuma and Davis agreed in the merger agreement that the amended and restated certificate of incorporation and bylaws of Yuma Delaware would be in the form attached as Annex H and Annex I to this proxy statement/prospectus, respectively. Under the terms of the merger agreement, the amended and restated certificate of incorporation and amended and restated bylaws would be adopted by Yuma Delaware and its stockholder and become effective immediately prior to the completion of the merger.

The provisions of the amended and restated certificate of incorporation of Yuma Delaware and the amended and restated bylaws of Yuma Delaware were negotiated by the parties to the merger agreement and are considered by the parties to be an integral part of the larger negotiated transaction. However, it is the position of the Staff of the SEC that Yuma is required to submit to its shareholders for approval certain provisions set forth in the amended and restated certificate of incorporation of Yuma Delaware that differ from those set forth in the Yuma restated articles of incorporation.

Under the merger agreement, approval of the amended and restated certificate of incorporation of Yuma Delaware proposals by the Yuma shareholders is a condition to the obligation of each of the parties to complete the merger. Accordingly, if Yuma shareholders do not approve each proposal related to the amended and restated certificate of incorporation of Yuma Delaware, Yuma or Davis may determine not to complete the merger and instead may terminate the merger agreement.

BECAUSE THE PARTIES WILL NOT BE OBLIGATED TO COMPLETE THE MERGER UNLESS EACH PROPOSAL RELATED TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF YUMA DELAWARE IS APPROVED, A VOTE AGAINST ANY PROPOSAL RELATED TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF YUMA DELAWARE MAY HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER.

The following are the provisions set forth in the amended and restated certificate of incorporation of Yuma Delaware that are being submitted to Yuma shareholders for approval:

●
Authorized Number of Shares Proposal. The amended and restated certificate of incorporation of Yuma Delaware decreases the authorized shares of common stock from 300,000,000 to 100,000,000 shares of common stock, $0.001 par value per share, of Yuma Delaware, and increases the authorized shares of preferred stock from 10,000,000 to 20,000,000 shares of preferred stock, $0.001 par value per share, of Yuma Delaware (the “authorized shares proposal,” item 3A);

●
Number of Directors Proposal. A provision in the amended and restated certificate of incorporation of Yuma Delaware that removes the restriction on the number of directors on the Yuma Delaware board of directors and allows the board to determine such number of directors pursuant to the bylaws of Yuma Delaware (the “number of directors proposal,” item 3B);

●
Classification of Board Proposal. The provision in the amended and restated certificate of incorporation of Yuma Delaware that provides for the classification of the board of directors of Yuma Delaware into three classes with staggered terms(the “classification of board proposal,” item 3C);

●
Director Removal Proposal. A provision in the amended and restated certificate of incorporation of Yuma Delaware that restricts the ability of stockholders to remove directors without cause (the “director removal proposal,” item 3D);

●
Future Annual Elections of Directors. The provision in the amended and restated certificate of incorporation concerning classification of directors which provides that, if at any time the former stockholders of Davis beneficially own less than 50% of the aggregate voting power of all outstanding shares of stock entitled to vote in the election of Yuma Delaware’s directors, at each annual meeting of stockholders following such date, each of the successor directors elected at such annual meeting shall serve for a one-year term (the “future annual elections of directors proposal,” item 3E); and

●
Exclusive Forum Proposal. A provision in the amended and restated certificate of incorporation of Yuma Delaware that requires that certain actions and proceedings with respect to Yuma Delaware be brought in the federal or state courts of the State of Delaware (the “exclusive forum proposal,” item 3F).

By approving each of the proposals related to the amended and restated certificate of incorporation of Yuma Delaware, Yuma shareholders will also be approving the proposed amended and restated certificate of incorporation of Yuma Delaware in its entirety.

The Yuma board of directors unanimously has approved and recommends that you vote FOR the approval of each of the amended and restated certificate of incorporation of Yuma Delaware proposals.

For more information about the rights of Yuma Delaware stockholders following completion of the merger, and for additional information concerning the manner in which the provisions of the Yuma articles of incorporation may differ from the provisions of the proposed amended and restated certificate of incorporation of Yuma Delaware described below, see the section entitled “The Reincorporation—Significant Differences Between the Corporation Laws of California and Delaware.” You should also carefully read the full text of the amended and restated certificate of incorporation of Yuma Delaware and the amended and restated bylaws of Yuma Delaware, which are attached as Annex H and Annex I, respectively, to this proxy statement/prospectus. The following summary description of the amended and restated certificate of incorporation of Yuma Delaware is qualified by reference to the attached full text of the form of amended and restated certificate of incorporation of Yuma Delaware attached to this proxy statement/prospectus.

Proposal 3A: The Authorized Share Proposal

(Item 3A on the proxy card)

Approval of the decrease in the number of shares of common stock of Yuma Delaware from 300 million shares of common stock, no par value per share, of Yuma, to 100 million shares of common stock, $0.001 par value per share, of Yuma Delaware, and the increase in the number of shares of preferred stock of Yuma Delaware from 10 million shares of preferred stock, no par value per share, of Yuma, to 20 million shares of preferred stock, $0.001 par value per share, of Yuma Delaware.

Required Vote

The affirmative vote of a majority of the issued and outstanding shares of Yuma common stock and 66⅔% of the issued and outstanding shares of Yuma preferred stock, voting as a separate class, are required to approve the amended and restated certificate of incorporation of Yuma Delaware proposals. If you vote to abstain or fail to vote, it will have the same effect as voting “AGAINST” these proposals. If you fail to vote, it will make it more difficult to have a quorum. Accordingly, it is important that you provide Yuma with your proxy or attend the special meeting in person so that your shares are counted towards the quorum and this requirement.

The Yuma board recommends a vote “FOR” the special meeting proposal (Item 3A).

Proposal 3B: The Number of Directors Proposal

(Item 3B on the proxy card)

Approval of the provision in the proposed amended and restated certificate of incorporation of Yuma Delaware that allows the Yuma Delaware board of directors to determine the number of directors that will serve on the Yuma Delaware board of directors pursuant to the bylaws of Yuma Delaware.

Required Vote

The affirmative vote of a majority of the issued and outstanding shares of Yuma common stock and 66⅔% of the issued and outstanding shares of Yuma preferred stock, voting as a separate class, are required to approve the amended and restated certificate of incorporation of Yuma Delaware proposals. If you vote to abstain or fail to vote, it will have the same effect as voting “AGAINST” these proposals. If you fail to vote, it will make it more difficult to have a quorum. Accordingly, it is important that you provide Yuma with your proxy or attend the special meeting in person so that your shares are counted towards the quorum and this requirement.

The Yuma board recommends a vote “FOR” the number of directors proposal (Item 3B).

Proposal 3C: The Classification of Board Proposal

(Item 3C on the proxy card)

Approval of the classification of the Yuma Delaware board of directors with staggered terms. The Yuma Delaware board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. The amended and restated certificate of incorporation of Yuma Delaware provides that any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred, rather than the next annual meeting of stockholders as would otherwise be the case, and until his or her successor is elected and qualifies.

Required Vote

The affirmative vote of a majority of the issued and outstanding shares of Yuma common stock and 66⅔% of the issued and outstanding shares of Yuma preferred stock, voting as a separate class, are required to approve the amended and restated certificate of incorporation of Yuma Delaware proposals. If you vote to abstain or fail to vote, it will have the same effect as voting “AGAINST” these proposals. If you fail to vote, it will make it more difficult to have a quorum. Accordingly, it is important that you provide Yuma with your proxy or attend the special meeting in person so that your shares are counted towards the quorum and this requirement.

The Yuma board recommends a vote “FOR” the classification of board proposal (Item 3C).

Proposal 3D: The Director Removal Proposal

(Item 3D on the proxy card)

Approval of provisions restricting the ability of stockholders to remove directors without cause.

The proposed amended and restated certificate of incorporation of Yuma Delaware provides Yuma Delaware stockholders may not remove directors without cause.

Yuma’s existing bylaws provide that a director may be removed without cause by the stockholders.

Required Vote

The affirmative vote of a majority of the issued and outstanding shares of Yuma common stock and 66⅔% of the issued and outstanding shares of Yuma preferred stock, voting as a separate class, are required to approve the amended and restated certificate of incorporation of Yuma Delaware proposals. If you vote to abstain or fail to vote, it will have the same effect as voting “AGAINST” these proposals. If you fail to vote, it will make it more difficult to have a quorum. Accordingly, it is important that you provide Yuma with your proxy or attend the special meeting in person so that your shares are counted towards the quorum and this requirement.

The Yuma board recommends a vote “FOR” the director removal proposal (Item 3D).

Proposal 3E: The Future Annual Elections of Directors Proposal

(Item 3E on the proxy card)

Approval of the provision in the amended and restated certificate of incorporation concerning classification of directors which provides that, if at any time the former stockholders of Davis beneficially own less than 50% of the aggregate voting power of all outstanding shares of stock entitled to vote in the election of Yuma Delaware’s directors, at each annual meeting of stockholders following such date, each of the successor directors elected at such annual meeting shall serve for a one-year term.

Required Vote

The affirmative vote of a majority of the issued and outstanding shares of Yuma common stock and 66⅔% of the issued and outstanding shares of Yuma preferred stock, voting as a separate class, are required to approve the amended and restated certificate of incorporation of Yuma Delaware proposals. If you vote to abstain or fail to vote, it will have the same effect as voting “AGAINST” these proposals. If you fail to vote, it will make it more difficult to have a quorum. Accordingly, it is important that you provide Yuma with your proxy or attend the special meeting in person so that your shares are counted towards the quorum and this requirement.

The Yuma board recommends a vote “FOR” the future annual elections of directors proposal (Item 3E).

Proposal 3F: The Exclusive Forum Proposal

(Item 3F on the proxy card)

Approval of provision providing that certain actions and proceedings with respect to Yuma Delaware must be brought in the federal and state courts of the State of Delaware.

The proposed amended and restated certificate of incorporation of Yuma Delaware provides that, unless Yuma Delaware consents in writing to the selection of an alternative forum, the federal and state courts of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Yuma Delaware, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, employee or agent of Yuma Delaware to Yuma Delaware or its stockholders, (iii) any action asserting a claim against Yuma Delaware arising pursuant to any provision of the Delaware General Corporation Law or Yuma Delaware’s amended and restated certificate of incorporation or bylaws, or (iv) any action asserting a claim against Yuma Delaware governed by the internal affairs doctrine, provided in each case that the state or federal courts located within the State of Delaware have personal jurisdiction over the indispensable parties named as defendants in such suit.

Neither Yuma’s articles of incorporation nor its bylaws contains any restrictions with respect to the venue in which a stockholder may bring an action.

Required Vote

The affirmative vote of a majority of the issued and outstanding shares of Yuma common stock and 66⅔% of the issued and outstanding shares of Yuma preferred stock, voting as a separate class, are required to approve the amended and restated certificate of incorporation of Yuma Delaware proposals. If you vote to abstain or fail to vote, it will have the same effect as voting “AGAINST” these proposals. If you fail to vote, it will make it more difficult to have a quorum. Accordingly, it is important that you provide Yuma with your proxy or attend the special meeting in person so that your shares are counted towards the quorum and this requirement.

The Yuma board recommends a vote “FOR” the exclusive forum proposal (Item 3F).

AMENDMENT TO THE YUMA CERTIFICATE OF DETERMINATION PROPOSAL

General

Yuma agreed in the merger agreement that as part of the reincorporation and the merger that it would convert the Yuma preferred stock into shares of Yuma Delaware common stock at a rate of 35 shares of Yuma common stock for each share of Yuma preferred stock. Accordingly, Yuma is asking its shareholders to approve the amendments to the Certificate of Determination of Rights, Preferences, Privileges and Restrictions of 9.25% Series A Cumulative Redeemable Preferred Stock of Yuma Energy, Inc. (the “Yuma certificate of determination”) in order to facilitate this conversion.

If approved, this proposal would amend the Yuma certificate of determination to provide for the conversion of Yuma preferred stock into 35 shares of Yuma common stock (or after the reincorporation, 3.5 shares of Yuma Delaware common stock).

On June 16, 2016, the Yuma board adopted a resolution which authorizes, subject to shareholder approval, an amendment to the Yuma certificate of determination, whereby Section 7 of the Yuma certificate of determination is amended to add the following subsection:

“(Q)           Automatic Conversion. Each share of Series A Preferred Stock shall, immediately prior to the reincorporation of the Corporation from California to Delaware pursuant to the Agreement and Plan of Merger and Reorganization dated February 10, 2016, as it may be amended from time to time (the “Merger Agreement”) by and among the Corporation, Yuma Delaware Merger Subsidiary, Inc., Yuma Merger Subsidiary, Inc., and Davis Petroleum Acquisition Corp., automatically be converted into 35 shares of fully paid and nonassesable shares of Common Stock. Upon notice from the Corporation, each holder of Series A Preferred Stock so converted shall promptly surrender to the Corporation for cancellation, at any place where the Corporation shall maintain a transfer agent for its Series A Preferred Stock or Common Stock, certificates representing the shares of Series A Preferred Stock so converted, duly endorsed in blank or accompanied by proper instruments of transfer. As promptly as practicable after the surrender of any shares of Series A Preferred Stock, the Corporation shall (subject to compliance with the applicable provisions of federal and state securities laws) deliver to the holder of such shares so surrendered certificate(s) representing the number of fully paid and nonassessable shares of Common Stock into which such shares are entitled to be converted.”

Background and Reasons for the Proposal

Under the California Corporation Code, when a series of preferred stock provides for conversion into common stock, unless other steps are taken not applicable to the amendment to the Yuma certificate of determination, the conversion of the preferred stock must be approved by the affirmative vote of at least a majority of the outstanding shares of the class or series of preferred stock affected, unless when the certificate of determination requires a greater vote, as is required in Yuma’s present certificate of determination which requires the affirmative vote of 66⅔% of the outstanding shares of Yuma preferred stock. The proposed conversion of the involved Yuma preferred stock into shares of Yuma common stock falls under these requirements.

Section 713 of the NYSE MKT Company Guide requires the approval holders of Yuma common stock prior to the issuance of Yuma common stock, or securities convertible into or exercisable for Yuma common stock, equal to 20% or more of the Yuma common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book value or market value of the stock. The proposed mandatory conversion provision contained in the amendment to the Yuma certificate of determination providing for the conversion of Yuma preferred stock into Yuma common stock falls under this rule because the Yuma Delaware common stock issuable upon conversion of the Yuma preferred stock will exceed 20% of both the voting power and number of shares of Yuma Delaware common stock outstanding before the issuance, and the negotiated price per share of common stock on an as-converted basis was below the higher of the book value or market value of Yuma Delaware common stock at the time of the conversion.

No Appraisal Rights

No Yuma shareholder will be entitled to exercise appraisal rights or dissenter’s rights in connection with this Proposal.

Approval by the Shareholders of the Proposal

Because this proposal requires an amendment to the Yuma certificate of determination, an affirmative vote of the holders of a at least 66 2/3% of the issued and outstanding shares of Yuma preferred stock and because the amendments to the Yuma certificate of determination will result in greater than 20% of the outstanding shares of Yuma common stock (or Yuma Delaware common stock after the reincorporation) being issued, the affirmative vote of a majority of the issued and outstanding shares Yuma common stock as of the record date is also required to approve this proposal. As a result, abstentions and broker non-votes will have the same effect as votes against this proposal.

AMENDMENT TO THE YUMA ENERGY, INC. 2014 LONG-TERM INCENTIVE PLAN PROPOSAL

General

At the Yuma special meeting, Yuma shareholders will be asked to approve and adopt an amendment to the Yuma Energy, Inc. 2014 Long-Term Incentive Plan (the “2014 Plan”) to increase the number of shares of Yuma Delaware common stock authorized to be issued under the 2014 Plan by 4.1 million shares (after accounting for the 1-for-10 reverse stock split that is part of the reincorporation) and to adjust the award limits set forth under the 2014 Plan (after accounting for the 1-for-10 reverse stock split that is part of the reincorporation). At the special meeting of Yuma shareholders on September 10, 2014, the 2014 Plan was adopted by Yuma shareholders. The amendment to the 2014 Plan is subject to Yuma completing the reincorporation.

Description and Text of the Proposed Amendment

The Yuma board has determined that, to give Yuma Delaware the ability to attract and retain the executive and key employee talent necessary for its continued growth and success, the number of shares of its common stock available for issuance under the 2014 Plan should be increased by 4.1 million shares (after accounting for the 1-for-10 reverse stock split that is part of the reincorporation) and the award limits provided under the 2014 Plan should be increased as well, and is proposing an amendment to effect such increases. In evaluating the amount of the increase in the shares available under the 2014 Plan after the reincorporation and the 1-for-10 reverse stock split, the Yuma board considered the headcount of Yuma and the Yuma board believes that equity compensation should be a larger portion of overall compensation in order to save cash. In approving and recommending the increase in the 2014 Plan, the Yuma board concluded it was advisable in and in its best interests to increase the 2014 Plan to provide it with maximum flexibility to use equity awards to continue to support its growth strategy and maintain its ability to attract and retain talented executives and employees. Because the amount and timing of specific equity awards in the future is dependent on its headcount, management performance, competitive compensation practices, its stock price and a variety of other factors, some of which are beyond its control, it is not possible to determine when or if the currently proposed increase in shares under the 2014 Plan will be exhausted or the amount of subsequent dilution that may ultimately result from such awards.

To effect the change in the state of incorporation after the reincorporation, it is proposed that the Section 2.10 of the 2014 Plan be deleted in its entirety and replaced with the following:

“Company” means Yuma Energy, Inc., a Delaware corporation.”

To effect the increase in the aggregate number of shares of Yuma Delaware common stock that may be issued under the 2014 Plan, it is proposed that the first sentence of Section 3.1 of the 2014 Plan be deleted in its entirety and replaced with the following:

“Subject to the limitations set forth herein, 4,990,000 shares of Common Stock are reserved for issuance pursuant to Awards made under this Plan.”

To effect the increase in the awards granted under the 2014 Plan, it is proposed that Section 4.1(a) and Section 4.1(b) of the 2014 Plan be deleted in their entirety and replaced with the following:

  “(a)           Subject to Article XII, (i) the aggregate number of shares of Common Stock made subject to the grant of Options and/or SARs to any Eligible Employee in any calendar year may not exceed 1,500,000 and (ii) the maximum aggregate number of shares that may be issued under this Plan through Incentive Stock Options is 1,000,000.

(b)           Subject to Article XII, the aggregate number of shares of Common Stock made subject to the grant of Restricted Stock Awards, Restricted Stock Unit Awards, Performance Unit Awards, Performance Bonus Awards, Stock Awards and Other Incentive Awards to any Eligible Employee in any calendar year may not exceed 700,000.”

Summary of Principal Terms of the Plan

The following is a summary description of the material features of the 2014 Plan, as proposed to be amended, and after accounting for the reincorporation and the 1-for-10 reverse stock split. The statements made in this proxy statement/prospectus regarding the amendment to the 2014 Plan should be read in conjunction with and are qualified in their entirety by reference to the 2014 Plan, a copy of which is available as Exhibit 10.6 to the Current Report on Form 8-K filed with the SEC by Yuma on September 16, 2014 and the amendment to the 2014 Plan is attached as Annex M to this proxy statement/prospectus.

The 2014 Plan currently is effective until September 10, 2024. The purposes of the 2014 Plan are to create incentives which are designed to motivate participants to put forth maximum effort toward Yuma Delaware’s success and growth and to enable it to attract and retain experienced individuals who, by their position, ability and diligence are able to make important contributions to Yuma Delaware’s success.

Under the 2014 Plan, Yuma Delaware may grant stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance units, performance bonuses, stock awards and other incentive awards to Yuma Delaware’s employees or those of Yuma Delaware’s subsidiaries or affiliates. Yuma Delaware may also grant nonqualified stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance units, stock awards and other incentive awards to any persons rendering consulting or advisory services and non-employee directors, subject to the conditions set forth in the 2014 Plan. Generally, all classes of Yuma Delaware’s employees are eligible to participate in the 2014 Plan.

The 2014 Plan after accounting for the 1-for-10 reverse stock split will provide that a maximum of 890,000 shares of Yuma Delaware’s common stock may be issued in conjunction with awards granted under the 2014 Plan. At December 31, 2015, approximately 430,767 shares of Yuma Delaware common stock after the reincorporation and 1-for-10 reverse stock split remain available for awards to be granted under the 2014 Plan, which will be assumed and continued by Yuma Delaware in the reincorporation. If the 2014 Plan is amended as proposed herein, an aggregate of approximately 4.5 million shares of Yuma Delaware common stock would be available for new awards to be granted under the 2014 Plan. Awards that are forfeited under the 2014 Plan will again be eligible for issuance as though the forfeited awards had never been issued. Similarly, awards settled in cash will not be counted against the shares authorized for issuance upon exercise of awards under the 2014 Plan. On August 24 , 2016, the closing price of Yuma common stock on the NYSE MKT was $0. 23 .

After accounting for the reincorporation, the 1-for-10 reverse stock split and the amendment to the 2014 Plan, the 2014 Plan provides that a maximum of 1,000,000 shares of Yuma Delaware’s common stock could be issued in conjunction with incentive stock options granted under the 2014 Plan. The 2014 Plan also limits the aggregate number of shares of Yuma Delaware’s common stock that may be issued in conjunction with stock options and/or stock appreciation rights to any eligible employee in any calendar year to 1,500,000 shares of Yuma Delaware common stock. The 2014 Plan also limits the aggregate number of shares of Yuma Delaware’s common stock that may be issued in conjunction with the grant of restricted stock awards, restricted stock unit awards, performance unit awards, stock awards and other incentive awards to any eligible employee in any calendar year to 700,000 shares of Yuma common stock.

The below description assumes that the reincorporation is completed, that Yuma Delaware assumes the 2014 Plan and the amendment to the 2014 Plan is adopted by the shareholders of Yuma at the Yuma special meeting.

Administration

Yuma Delaware’s board of directors or the compensation committee will administer the 2014 Plan. The members of the compensation committee will serve at the pleasure of Yuma Delaware’s board of directors. With respect to awards to be made to any of Yuma Delaware’s directors, the compensation committee will make recommendations to Yuma Delaware’s board of directors as to:

●	which of such persons should be granted awards;

●	the terms of proposed grants or awards to those selected by Yuma Delaware’s board of directors to participate;

●	the exercise price for options and stock appreciation rights; and

●	any limitations, restrictions and conditions upon any awards.

Awards to any of Yuma Delaware’s directors under the 2014 Plan must be approved by Yuma Delaware’s board of directors.

In connection with the administration of the 2014 Plan, the board of directors or the compensation committee, with respect to awards to be made to any officer, employee or consultant who is not one of Yuma Delaware’s directors, will:

●	determine which employees and other persons will be granted awards under the 2014 Plan;

●	grant the awards to those selected to participate;

●	determine the exercise price for options and stock appreciation rights; and

●	prescribe any limitations, restrictions and conditions upon any awards.

In addition, the Yuma Delaware board of directors or the compensation committee will:

●	interpret the 2014 Plan; and

●	make all other determinations and take all other actions that may be necessary or advisable to implement and administer the 2014 Plan.

Types of Awards

The 2014 Plan permits the board of directors or the compensation committee to make several types of awards and grants, including awards of shares of restricted stock, awards of restricted stock units, the grant of options to purchase shares of Yuma Delaware’s common stock, awards of stock appreciation rights, or SARs, awards of performance units, awards of performance bonuses, stock awards and other incentive awards.

Restricted Stock.    Restricted shares of Yuma Delaware’s common stock may be granted under the 2014 Plan subject to such terms and conditions, including forfeiture and vesting provisions, and restrictions against sale, transfer or other disposition as Yuma Delaware’s board of directors or compensation committee may determine to be appropriate at the time of making the award. In addition to any time vesting conditions determined by Yuma Delaware’s board of directors or compensation committee, vesting and/or the grant of restricted stock awards may be subject to Yuma Delaware’s achievement of specified performance criteria based upon Yuma Delaware’s achievement of certain operational, financial or stock performance criteria. In addition, Yuma Delaware’s board of directors or compensation committee may direct that share certificates representing restricted stock be inscribed with a legend as to the restrictions on sale, transfer or other disposition, and may direct that the certificates, along with a stock power signed in blank by the employee, be delivered to and held by Yuma Delaware until such restrictions lapse. Shares of restricted stock will immediately vest upon the occurrence of a change of control. Yuma Delaware’s board of directors or compensation committee, in its discretion, may provide for a modification or acceleration of vesting of restricted stock in the event of death or permanent disability of the employee, or for such other reasons as Yuma Delaware’s board of directors or compensation committee may deem appropriate in the event of the termination of employment of the covered employee.

Restricted Stock Units.    A restricted stock unit entitles the recipient to receive a payment from Yuma Delaware, following the lapse of restrictions on the award, equal to the fair market value of a share of Yuma Delaware’s common stock. The 2014 Plan provides for payment in the form of shares of Yuma Delaware’s common stock or cash. Restricted stock units may be granted under the 2014 Plan subject to such terms and conditions, including forfeiture and vesting provisions, as Yuma Delaware’s board of directors or compensation committee may determine to be appropriate at the time of making the award. In addition to any time vesting conditions determined by Yuma Delaware’s board of directors or compensation committee, vesting and/or the grant of restricted stock units may be subject to Yuma Delaware’s achievement of specified performance criteria based upon Yuma Delaware’s achievement of certain operational, financial or stock performance criteria. Restricted stock units would immediately vest upon the occurrence of a change of control. Yuma Delaware’s board of directors or compensation committee, in its discretion, may provide for a modification or acceleration of vesting of restricted stock units in the event of death or permanent disability of the employee, or for such other reasons as Yuma Delaware’s board of directors or compensation committee may deem appropriate in the event of the termination of employment of the covered employee.

The 2014 Plan also permits Yuma Delaware’s board of directors or compensation committee to grant tandem cash dividend rights or dividend unit rights with respect to restricted stock units. A cash dividend right is a contingent right to receive an amount in cash equal to the cash distributions made by Yuma Delaware with respect to a share of Yuma Delaware’s common stock during the period the tandem restricted stock unit is outstanding. A grant of cash dividend rights may provide that such cash payments shall be paid directly to the participant at the time of payment of the related dividend, be credited to a bookkeeping account subject to the same vesting and payment provisions as the tandem restricted stock unit award (with or without interest in the discretion of Yuma Delaware’s board of directors or compensation committee), or be subject to such other provisions or restrictions as determined in the discretion of Yuma Delaware’s board of directors or compensation committee. A dividend unit right is a contingent right to have an additional number of restricted stock units credited to a participant in respect of a restricted stock unit award equal to the number of shares of Yuma Delaware’s common stock that could be purchased at fair market value with the amount of each cash distribution made by Yuma Delaware with respect to a share of Yuma Delaware’s common stock during the period the tandem restricted stock unit is outstanding. A grant of dividend unit rights may provide that such dividend unit rights shall be subject to the same vesting and payment provisions as the tandem restricted stock unit award or be subject to such other provisions and restrictions as determined in the discretion of Yuma Delaware’s board of directors or compensation committee.

Stock Options.    Stock options are contractual rights entitling an optionee who has been granted a stock option to purchase a stated number of shares of Yuma Delaware’s common stock at an exercise price per share determined at the date of the grant. Options are evidenced by stock option agreements with the respective optionees. The exercise price for each stock option granted under the 2014 Plan will be determined by Yuma Delaware’s board of directors or compensation committee at the time of the grant. Either Yuma Delaware’s board of directors or compensation committee will also determine the duration of each option; however, no option may be exercisable more than ten years after the date the option is granted. Within the foregoing limitations, either Yuma Delaware’s board of directors or compensation committee may, in its discretion, impose limitations on the exercise of all or some options granted under the 2014 Plan, such as specifying minimum periods of time after grant during which options may not be exercised. The 2014 Plan provides for acceleration of the right of an individual employee to exercise his or her stock option in the event Yuma Delaware experiences a change of control. No cash consideration is payable to Yuma Delaware in exchange for the grant of options.

The 2014 Plan provides that the stock options may either be incentive stock options within the meaning of Section 422 of the Code, or nonqualified options, which are stock options other than incentive stock options within the meaning of Sections 82 and 421 of the Code.

Incentive Stock Options.    Incentive stock options may be granted only to Yuma Delaware’s employees or employees of Yuma Delaware’s subsidiaries, and must be granted at a per share exercise price not less than the fair market value of Yuma Delaware’s common stock on the date the incentive stock option is granted. In the case of an incentive stock option granted to a stockholder who owns shares of Yuma Delaware’s outstanding stock of all classes representing more than 10% of the total combined voting power of all of Yuma Delaware’s outstanding stock of all classes entitled to vote in the election of directors, the per share exercise price may not be less than 110% of the fair market value of Yuma Delaware’s common stock on the date the incentive stock option is granted and the term of such option may not exceed five years. As required by the Code, the aggregate fair market value, determined at the time an incentive stock option is granted, of Yuma Delaware’s common stock with respect to which incentive stock options may be exercised by an optionee for the first time during any calendar year under all of Yuma Delaware’s incentive stock option plans may not exceed $100,000.

Nonqualified Options.    Nonqualified options are stock options which do not qualify as incentive stock options under the Code. Nonqualified options may be granted to Yuma Delaware’s directors and consultants, as well as to Yuma Delaware’s employees, or those directors, consultants, and employees of subsidiaries in which Yuma Delaware has a controlling interest. The exercise price for nonqualified options will be determined by the board of directors or compensation committee at the time the nonqualified options are granted, but may not be less than the fair market value of Yuma Delaware’s common stock on the date the nonqualified option is granted. Nonqualified options are not subject to any of the restrictions described above with respect to incentive stock options. Incentive stock options and nonqualified options are treated differently for federal income tax purposes as described below under “—Tax Treatment.”

The exercise price of stock options may be paid in cash, in whole shares of Yuma Delaware’s common stock, or in a combination of cash and Yuma Delaware’s common stock, equal in value to the exercise price. The 2014 Plan provides that the exercise price of stock options may be paid (1) in cash, (2) subject to the prior approval by Yuma Delaware’s board of directors or compensation committee, in whole shares of Yuma Delaware’s common stock, (3) subject to the prior approval by Yuma Delaware’s board of directors or compensation committee, by withholding shares of Yuma Delaware common stock which otherwise would be acquired on exercise, or (4) subject to the prior approval by Yuma Delaware’s board of directors or compensation committee, by a combination of the foregoing, equal in value to the exercise price. Yuma Delaware’s board of directors or compensation committee may also permit a stock option to be exercised by a broker-dealer acting on behalf of a participant through procedures approved by Yuma Delaware’s board of directors or compensation committee, as applicable.

Stock Appreciation Rights.    Awards of stock appreciation rights, which Yuma Delaware refers to as SARs, entitle the recipient to receive a payment from Yuma Delaware equal to the amount of any increase in the fair market value of the shares of Yuma Delaware’s common stock subject to the SAR award between the date of the grant of the SAR award and the exercise date. The 2014 Plan provides for payment in the form of shares of Yuma Delaware’s common stock or cash. The 2014 Plan provides for acceleration of the right of an individual employee to exercise his or her SAR in the event Yuma Delaware experiences a change of control.

Performance Unit Awards.    Performance units entitle the recipient to receive a certain target, maximum or minimum value in cash or Yuma Delaware common stock per unit upon the achievement of performance goals established by Yuma Delaware’s board of directors or compensation committee.

Performance Bonuses.    A performance bonus entitles the recipient to receive a cash bonus upon the attainment of a performance target established by Yuma Delaware’s board of directors or compensation committee. Payments of performance bonuses are made within 60 days of the certification by Yuma Delaware’s board of directors or compensation committee that the performance target(s) have been achieved. The maximum amount that may be made subject to the grant of performance bonuses to any eligible employee in any calendar year may not exceed $1,500,000. The 2014 Plan permits payment of performance bonuses in the form of cash or Yuma Delaware’s common stock.

Stock Awards.    A stock award entitles the recipient to shares of Yuma Delaware’s common stock not subject to vesting or forfeiture restrictions. Stock awards are awarded with respect to such number of shares of Yuma Delaware’s common stock and at such times as Yuma Delaware’s board of directors or compensation committee may determine, and Yuma Delaware’s board of directors or compensation committee may require a participant to pay a stipulated purchase price for each share of Yuma Delaware’s common stock covered by a stock award.

Other Incentive Awards.    The 2014 Plan permits the grant of other incentive awards based upon, payable in or otherwise related to, in whole or in part, shares of Yuma Delaware’s common stock if Yuma Delaware’s board of directors or compensation committee determines that such other incentive awards are consistent with the purposes of the 2014 Plan. Such other incentive awards may include, but are not limited to, Yuma Delaware’s common stock awarded as a bonus, dividend equivalents, convertible or exchangeable debt securities, other rights convertible or exchangeable into Yuma Delaware’s common stock, purchase rights for Yuma Delaware’s common stock, awards with value and payment contingent upon Yuma Delaware’s performance or any other factors designated by Yuma Delaware’s board of directors or compensation committee, and awards valued by reference to the book value of Yuma Delaware’s common stock or the value of securities or the performance of specified subsidiaries. Long-term cash awards are also permitted under the 2014 Plan. Cash awards are also permitted as an element of or a supplement to any awards permitted under the 2014 Plan. Awards are permitted in lieu of obligations to pay cash or deliver other property under the 2014 Plan or under other plans or compensation arrangements, subject to any applicable provision under Section 16 of the Exchange Act.

Performance Criteria

The performance criteria to be used for purposes of awards under the 2014 Plan are set in the sole discretion of Yuma Delaware’s board of directors or compensation committee and may be described in terms of objectives that are related to the individual participant or objectives that are company-wide or related to a subsidiary, division, department, region, function or business unit of Yuma Delaware in which the participant is employed or with respect to which the participant performs services, and may consist of one or more or any combination of the following criteria: operational criteria, including reserve additions/replacements, finding and development costs, production volume and production costs; financial criteria, including earnings (net income, earnings before interest, taxes, depreciation and amortization (“EBITDA”), earnings per share), free cash flow, cash flow, operating income, general and administrative expenses, ratios of debt to equity, debt to cash flow, debt to EBITDA, EBITDA to interest, return on assets, return on equity, return on invested capital, and profit returns/margins; and stock performance criteria, including stock price appreciation, total stockholder return and relative stock price performance.

The 2014 Plan provides Yuma Delaware’s board of directors or compensation committee discretion to determine whether all or any portion of a restricted stock award, restricted stock unit award, performance unit award, performance bonus, stock award or other incentive award is intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code (the “162(m) Requirements”). The performance criteria for any such award that is intended to satisfy the 162(m) Requirements would be established in writing by a committee composed of two or more “outside directors” within the meaning of Section 162(m) of the Code based on one or more performance criteria listed above not later than 90 days after commencement of the performance period with respect to such award or any such other date as may be required or permitted for “performance-based compensation” under the 162(m) Requirements, provided that the outcome of the performance in respect of the goals remains substantially uncertain as of such time. At the time of the grant of an award and to the extent permitted under the 162(m) Requirements, the committee may provide for the manner in which the performance goals would be measured in light of specified corporate transactions, extraordinary events, accounting changes or other similar occurrences. All determinations made by the committee as to the establishment or the achievement of performance goals, or the final settlement of an award intended to satisfy the 162(m) Requirements would be required to be made in writing. The committee would have discretion to reduce, but not to increase, the amount payable and/or the number of shares of Yuma Delaware’s common stock to be granted, issued, retained or vested pursuant to any such award.

Transferability

Nonqualified options are transferable on a limited basis. Other types of awards authorized under the 2014 Plan are not transferable other than by will or by the laws of descent and distribution. In no event may a stock option be exercised after the expiration of its stated term.

Termination

Rights to restricted stock, restricted stock units, SARs, performance units, performance bonuses and other incentive awards which have not vested will generally terminate immediately upon the holder’s termination of employment with Yuma Delaware or any of its subsidiaries or affiliates for any reason other than disability or death. Unless Yuma Delaware’s board of directors or compensation committee specifies otherwise in an award agreement, if an employee’s employment with Yuma Delaware or any of its subsidiaries or affiliates terminates as a result of death, disability or retirement, the employee (or personal representative in the case of death) may exercise any vested incentive stock options for a period of up to three months after such termination (one year in the case of death or disability in lieu of the three-month period) and any vested nonqualified option during the remaining term of the option. Unless Yuma Delaware’s board of directors or compensation committee specifies otherwise in an award agreement, if an employee’s employment with Yuma Delaware or any of its subsidiaries or affiliates terminates for any other reason, the employee may exercise any vested option for a period of up to three months after such termination. Unless Yuma Delaware’s board of directors or compensation committee specifies otherwise in an award agreement, if a consultant ceases to provide services to Yuma Delaware or any of its subsidiaries or affiliates or a director terminates service as Yuma Delaware’s director, the unvested portion of any award will be forfeited unless otherwise accelerated by Yuma Delaware’s board of directors or compensation committee. Unless Yuma Delaware’s board of directors or compensation committee specifies otherwise in an award agreement, a consultant or director may have three years following the date he or she ceases to provide consulting services or ceases to be a director, as applicable, to exercise any nonqualified options which are otherwise exercisable on the date of termination of service. No stock option or SAR may be exercised following the expiration date of the stock option or SAR.

Dilution; Substitution

The 2014 Plan provides protection against substantial dilution or enlargement of the rights granted to holders of awards in the event of stock splits, recapitalizations, mergers, consolidations, reorganizations or similar transactions. The 2014 Plan provides that, upon the occurrence of a change of control event, Yuma Delaware’s board of directors or compensation committee would have discretion, without the consent of any participant or holder of an award, to the extent permitted by applicable law, to cancel awards and make payments in respect thereof in cash; replace awards with other rights or property selected by Yuma Delaware’s board of directors or compensation committee; provide that awards will be assumed by a successor or survivor entity (or a parent or subsidiary thereof) or be exchanged for similar rights or awards based on the equity of the successor or survivor (or a parent or subsidiary thereof); adjust outstanding awards as appropriate to reflect the change of control event; accelerate any vesting schedule to which an award is subject; provide that awards are payable; and/or provide that awards terminate upon such event.

Amendment

Yuma Delaware’s board of directors may amend the 2014 Plan at any time. However, without stockholder approval, the 2014 Plan may not be amended in a manner that would increase the number of shares that may be issued under the 2014 Plan, materially modify the requirements as to eligibility for participation in the 2014 Plan, or materially increase the benefits to participants provided by the 2014 Plan.

Tax Treatment

The following is a brief description of the U.S. federal income tax consequences, under existing law, with respect to awards that may be granted under the 2014 Plan. This summary is based on current U.S. federal income tax laws and is not intended to provide or supplement tax advice to eligible employees. This summary is not intended to be exhaustive and does not describe state, local or foreign consequences, employment withholding tax consequences, or the effect, if any, of gift, estate and inheritance taxes.

Restricted Stock.    A recipient of restricted stock generally will not recognize taxable income until the shares of restricted stock become freely transferable or are no longer subject to a substantial risk of forfeiture. At that time, the excess of the fair market value of the restricted stock over the amount, if any, paid for the restricted stock is taxable to the recipient as ordinary income. If a recipient of restricted stock subsequently sells the shares, he or she generally will realize capital gain or loss (long-term or short-term depending on the holding period) in the year of such sale in an amount equal to the difference between the amount realized from the sale and his or her basis in the stock, equal to the price paid for the stock, if any, plus the amount previously included in income as ordinary income with respect to such restricted shares.

A recipient has the opportunity, within certain limits, to fix the amount and timing of the taxable income attributable to a grant of restricted stock. Section 83(b) of the Code permits a recipient of restricted stock, which is not yet required to be included in taxable income, to elect, within 30 days of the award of restricted stock, to include in ordinary income immediately the difference between the fair market value of the shares of restricted stock at the date of the award and the amount paid for the restricted stock, if any. The election permits the recipient of restricted stock to fix the amount of income that must be recognized by virtue of the restricted stock grant. Subject to Section 162(m) of the Code, Yuma Delaware generally will be entitled to a deduction in the year the recipient is required (or elects) to recognize income by virtue of receipt of restricted stock, equal to the amount of taxable income recognized by the recipient.

Restricted Stock Units.    A recipient of restricted stock units generally will not recognize taxable income until the recipient receives cash and/or the transfer of shares in settlement of the restricted stock unit award. At that time, an amount equal to the aggregate of any cash and the fair market value of any shares received is taxable to the recipient as ordinary income. If a recipient of restricted stock units subsequently sells any shares so transferred, he or she generally will realize capital gain or loss (long-term or short-term depending on the holding period) in the year of such sale in an amount equal to the difference between the amount realized from the sale and his or her basis, equal to the amount previously included in income as ordinary income with respect to such shares received in satisfaction of a restricted stock unit award. Subject to Section 162(m) of the Code, Yuma Delaware generally will be entitled to a deduction in the year the recipient is required to recognize income by virtue of receipt of cash or shares, equal to the amount of taxable income recognized by the recipient.

Incentive Stock Options.    An optionee will not realize taxable income upon the grant of an incentive stock option. As long as the optionee has been an employee of Yuma Delaware or of one of its permissible corporate subsidiaries from the date of grant through the date the incentive stock option is exercised and if the incentive stock option is exercised during his or her period of employment and within three months after termination, the optionee will not recognize taxable income upon exercise. Upon exercise, however, the amount by which the fair market value of the shares with respect to which the incentive stock option is exercised (determined on the date of exercise) exceeds the exercise price paid will be an item of tax preference to which the alternative minimum tax may apply, depending on each optionee’s individual circumstances. If the optionee does not dispose of the shares of Yuma Delaware’s common stock acquired by exercising an incentive stock option within two years from the date of the grant of the incentive stock option or within one year after the shares are transferred to the optionee, when the optionee later sells or otherwise disposes of the stock, any amount realized by the optionee in excess of the exercise price will be taxed as a long-term capital gain and any loss will be recognized as a long-term capital loss. Yuma Delaware generally will not be entitled to an income tax deduction with respect to the grant or exercise of an incentive stock option.

If any shares of Yuma Delaware’s common stock acquired upon exercise of an incentive stock option are resold or disposed of before the expiration of the above prescribed holding periods, the optionee will realize ordinary income instead of capital gain. The amount of the ordinary income realized will be equal to the lesser of (i) the excess of the fair market value of the stock on the exercise date over the exercise price; or (ii) in the case of a taxable sale or exchange, the amount of the gain realized. Any additional gain would be either long-term or short-term capital gain, depending on whether the applicable capital gain holding period has been satisfied. In the event of a premature disposition of shares of stock acquired by exercising an incentive stock option, subject to Section 162(m) of the Code, Yuma Delaware generally would be entitled to a deduction equal to the amount of ordinary income realized by the optionee.

If an optionee effects a net exercise of an incentive stock option by surrendering a portion of the shares of stock with respect to which the option is exercisable to pay the exercise price, the surrender of the stock will be a premature disposition, as described above, which will result in the recognition of ordinary income by the optionee in an amount equal to the fair market value of the surrendered stock.

Nonqualified Options.    An optionee generally will not realize taxable income upon the grant of a nonqualified option. At the time the optionee exercises the nonqualified option, the amount by which the fair market value, at the time of exercise, of the shares with respect to which the nonqualified option is exercised exceeds the exercise price paid upon exercise will constitute ordinary income to the optionee in the year of such exercise. Subject to Section 162(m) of the Code, Yuma Delaware generally will be entitled to a corresponding income tax deduction in the year of exercise equal to the ordinary income recognized by the optionee. If the optionee thereafter sells such shares, the difference between any amount realized on the sale and the fair market value of the shares at the time of exercise will be taxed to the optionee as a capital gain or loss, short-term or long-term depending on the length of time the stock was held by the optionee before sale.

Stock Appreciation Rights.    A recipient of SARs generally will not realize taxable income upon the grant of a SAR. At the time the recipient exercises the SAR, an amount equal to the difference between the exercise price and the aggregate of any cash and the fair market value of any shares received is taxable to the recipient as ordinary income in the year of such exercise. Subject to Section 162(m) of the Code, Yuma Delaware generally will be entitled to a corresponding income tax deduction in the year of exercise equal to the ordinary income recognized by the recipient. If the recipient thereafter sells any shares received upon exercise, the difference between any amount realized on the sale and the fair market value of the shares at the time of exercise will be taxed to the recipient as a capital gain or loss, short-term or long-term depending on the length of time the stock was held by the recipient before sale.

Performance Units and Performance Bonuses.    A recipient of performance units or a performance bonus generally will not realize taxable income upon the grant of such award. The recipient will recognize ordinary income upon the receipt of cash and/or the transfer of shares in satisfaction of the award of performance units or performance bonus in an amount equal to the aggregate of any cash and the fair market value of any shares received. Subject to Section 162(m) of the Code, Yuma Delaware generally will be entitled to a corresponding income tax deduction in the year of exercise equal to the ordinary income recognized by the recipient. Yuma Delaware’s deduction may be limited by Section 162(m) of the Code as described below. If the recipient thereafter sells any shares received in satisfaction of the award, the difference between any amount realized on the sale and the fair market value of the shares at the time of their receipt will be taxed to the recipient as a capital gain or loss, short-term or long-term depending on the length of time the stock was held by the recipient before sale.

Stock Awards.    A recipient of a stock award will recognize ordinary income upon the receipt of shares in an amount equal to the fair market value of any shares received over the amount, if any, paid for the shares. Subject to Section 162(m) of the Code, Yuma Delaware generally will be entitled to a corresponding income tax deduction equal to the ordinary income recognized by the recipient. If a recipient subsequently sells the shares, he or she generally will realize capital gain or loss (long-term or short-term depending on the holding period) in the year of such sale in an amount equal to the difference between the net proceeds from the sale and the fair market value of the shares at the time of their receipt.

Other Incentive Awards.    The specific tax consequences applicable with respect to other incentive awards granted under the 2014 Plan will depend on the terms and conditions applicable to the award.

Code Section 162(m).    Section 162(m) of the Code places a $1.0 million cap on the deductible compensation that may be paid to certain executives of publicly-traded corporations who are “covered employees” within the meaning of Section 162(m) of the Code. Amounts that qualify as “performance-based compensation” under Section 162(m) of the Code are exempt from the cap and do not count toward the $1.0 million limit. In order to be “performance-based compensation” to be exempt from the $1.0 million deductibility limitation, the grant or vesting of the award relating to the compensation must (among other things) be based on the satisfaction of one or more performance goals specified by compensation committee. Generally, stock options and stock appreciation rights will qualify as performance-based compensation. Other awards may or may not so qualify, depending on their terms. In any event, Yuma Delaware reserves the right to award compensation that is not “performance-based compensation” and that is not deductible under Section 162(m) of the Code.

Code Section 409A.  It is intended that awards granted under the 2014 Plan will not constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code, or otherwise will comply with or be exempt from Code Section 409A.  If any award were deemed to be nonqualified deferred compensation for such purposes, the award would have to satisfy the requirements of Section 409A to avoid adverse tax consequences to the recipient of the award.   These requirements could include limitations on election timing, acceleration of payments, and distributions.

Equity Compensation Plan Information

The following table provides information related to Yuma common stock which may be issued under its existing equity compensation plans as of December 31, 2015, including the Yuma Energy, Inc. 2014 Long-Term Incentive Plan (the “2014 Plan”), the Pyramid Oil Company 2006 Equity Incentive Plan (the “2006 Plan”), plus the Yuma Co. 2011 Stock Option Plan (the “Yuma Co. Plan”) and stock awards outstanding thereunder which Yuma assumed in connection with its acquisition of Yuma Co. in September 2014:

PLAN CATEGORY	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a) (c)
Equity compensation plans approved by security holders: (1)(2)	2,017,419		$0.8426	4,307,672
Equity compensation plans not approved by security holders: (3)	249,921	(4)	-	-
Total	2,267,340		$0.8426	4,307,672

(1)	The 2014 Plan was adopted by Yuma shareholders in September 2014.

(2)	The 2006 Plan was adopted by Yuma shareholders in June 2006. After the closing of the merger, the Yuma board resolved to not issue any additional awards under the 2006 Plan.

(3)
Yuma assumed the Yuma Co. Plan and the outstanding stock awards under the Yuma Co. Plan in connection with the closing of its merger with Pyramid Oil Company in September 2014.  After the closing of the merger, the Yuma board resolved to not issue any additional awards under the Yuma Co. Plan. Yuma assumed 2,359,361 restricted shares of common stock in connection with the closing of the merger under the Yuma Co. Plan. Also, Yuma assumed 95,424 restricted stock units in connection with the closing of the merger under the Yuma Co. Plan. Each restricted stock unit represents a contingent right to receive one share of Yuma common stock upon vesting.

(4)	Includes 169,643 shares of restricted stock not yet vested and 80,278 restricted stock units not yet vested.

Votes Required

Approval of the proposal to approve the amendment to the 2014 Plan requires the affirmative vote of a majority of the shares of Yuma common stock represented in person or by proxy at the special meeting and voting on such proposal, provided that such shares voting affirmatively must also constitute a majority of the required quorum for the meeting.

The Yuma board of directors believes that approval and adoption of the proposed amendment to the 2014 Plan will promote Yuma Delaware’s interests and the interests of Yuma shareholders and continue to enable Yuma Delaware to attract, retain and reward persons important to Yuma Delaware’s success and to provide incentives based on the attainment of corporate objectives and increases in shareholder value. Members of Yuma’s board of directors are eligible to participate in the 2014 Plan, and thus, have a personal interest in the approval and adoption of the amendment to the 2014 Plan.

The Yuma board of directors unanimously proposes and recommends that Yuma shareholders vote “FOR” the amendment to the Yuma Energy, Inc. 2014 Long-Term Incentive Plan.

LEGAL MATTERS

The validity of the Yuma Delaware common stock to be issued in connection with the reincorporation and the merger and being offered by this proxy statement/prospectus will be passed upon for Yuma Delaware by Jones & Keller, P.C., Denver, Colorado. Certain United States federal income tax consequences of the reincorporation and the merger will be passed upon by Jones & Keller, P.C., Denver, Colorado. Porter Hedges LLP, Houston, Texas will pass upon certain United States federal income tax consequences of the merger.

EXPERTS

The audited consolidated financial statements for Yuma Energy, Inc. and subsidiaries included in this proxy statement/prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements for Davis Petroleum Acquisition Corp. as of December 31, 2015 and 2014 and for each of the two years in the period ended December 31, 2015 included in the registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Information about the estimated net proved reserves and the future net cash flows attributable to the oil and natural gas reserves of Yuma Energy, Inc. and Davis Petroleum Acquisition Corp. as of December 31, 2015 and for the year ended December 31, 2015 and included in this proxy statement/prospectus was prepared by Netherland, Sewell & Associates, Inc., an independent reserve engineering firm, and is included herein in reliance upon their authority as experts in reserves and present values.

WHERE YOU CAN FIND MORE INFORMATION

Yuma Delaware has filed with the SEC under the Securities Act a registration statement on Form S-4 with respect to the meeting of Yuma shareholders described in this proxy statement/prospectus and the Yuma Delaware common stock offered by this proxy statement/prospectus. This proxy statement/prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC.

Statements made in this proxy statement/prospectus regarding the contents of any contract or other document are summaries of the material terms of the contract or document. With respect to each contract or other document that is filed as an exhibit to the registration statement on Form S-4, reference is made to the corresponding exhibit.

Copies of the registration statement on Form S-4 and the exhibits to the registration statement may be inspected without charge at the public reference room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549, as may the other reports and documents that Yuma Delaware has filed, or will file, with the SEC. Copies of all or any portion of the registration statement or any exhibit to the registration statement may be obtained from the SEC at prescribed rates. Information about the operation of the SEC’s public reference room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website that contains reports, proxy and information statements and other documents that are filed with the SEC through the SEC’s EDGAR System. The website can be accessed at http://www.sec.gov. No report, proxy or information statement or other document that Yuma Delaware has filed, or will file, with the SEC is incorporated by reference into this proxy statement/prospectus or into the registration statement of which this proxy statement/prospectus is a part.

Yuma is subject to the requirements of the Exchange Act and files with the SEC annual, quarterly and current reports, proxy statements and other documents. You may review and obtain copies of each such document filed by Yuma with the SEC at the SEC’s address or website described in the preceding paragraph. However, the annual, quarterly and current reports, proxy statements and other documents filed by Yuma with the SEC are not incorporated by reference into this proxy statement/prospectus or into the registration statement of which this proxy statement/prospectus is a part.

Davis is not subject to the requirements of the Exchange Act and, therefore, does not file with the SEC annual, quarterly or current reports, proxy statements or other documents.

GLOSSARY OF CERTAIN OIL AND NATURAL GAS TERMS

All defined terms under Rule 4-10(a) of Regulation S-X shall have their statutorily prescribed meanings when used in this proxy statement/prospectus. As used in this document:

“3-D” means three-dimensional.

“Bbl” or “Bbls” means barrel or barrels of oil or natural gas liquids.

“Bbl/d” means Bbl per day.

“Boe” means barrel of oil equivalent, determined by using the ratio of one barrel of oil or NGLs to six Mcf of gas.

“Boe/d” means Boe per day.

“Btu” means a British thermal unit, a measure of heating value.

“HH” means Henry Hub natural gas spot price.

“HLS” means Heavy Louisiana Sweet crude spot price.

“LIBOR” means London Interbank Offered Rate.

“LLS” means Argus Light Louisiana Sweet crude spot price.

“LNG” means liquefied natural gas.

“MBbls” means thousand barrels of oil or natural gas liquids.

“MBoe” means thousand Boe.

“Mcf” means thousand cubic feet of natural gas.

“Mcf/d” means Mcf per day.

“MMBtu” means million Btu.

“MMBtu/d” means MMBtu per day.

“MMcf” means million cubic feet of natural gas.

“MMcf/d” means MMcf per day.

“NGL” or “NGLs” means natural gas liquids, which are expressed in barrels.

“NYMEX” means New York Mercantile Exchange.

“oil” includes crude oil and condensate.

“PUD” means proved undeveloped.

“SEC” means the United States Securities and Exchange Commission.

“U.S.” means the United States of America.

With respect to information relating to Yuma’s and Davis’ working interest in wells or acreage, “net” oil and gas wells or acreage is determined by multiplying gross wells or acreage by Yuma’s or Davis’ working interest therein. Unless otherwise specified, all references to wells and acres are gross.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Yuma Energy, Inc.

We have audited the accompanying consolidated balance sheets of Yuma Energy, Inc. (a California corporation) and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yuma Energy, Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 26, the consolidated financial statements referred to above have been restated to correct an error.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred net losses in each of the years ended December 31, 2015, 2014 and 2013, and as of December 31, 2015, the Company’s current liabilities exceeded its current assets by $27.2 million. These conditions, along with other matters as set forth in Note 3, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ GRANT THORNTON LLP

Houston, Texas
March 29, 2016 (except for the restatement described in Notes 1 and 26 and the effects thereof, as to which the date is May 23, 2016)

Yuma Energy, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2015	2014
	(As Restated)	(As Restated)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,355,191	$11,558,322
Short-term investments	-	1,170,868
Accounts receivable, net of allowance for doubtful accounts:
Trade	2,829,266	9,739,737
Officers and employees	75,404	316,077
Other	633,573	856,562
Commodity derivative instruments	2,658,047	3,338,537
Prepayments	704,523	782,234
Other deferred charges	415,740	342,798

Total current assets	12,671,744	28,105,135

OIL AND GAS PROPERTIES (full cost method):
Not subject to amortization	14,288,716	25,707,052
Subject to amortization	204,512,038	186,530,863

	218,800,754	212,237,915
Less: accumulated depreciation, depletion and amortization	(117,304,945)	(103,929,493)

Net oil and gas properties	101,495,809	108,308,422

OTHER PROPERTY AND EQUIPMENT:
Land, buildings and improvements	2,795,000	2,795,000
Other property and equipment	3,460,507	3,439,688
	6,255,507	6,234,688
Less: accumulated depreciation and amortization	(2,174,316)	(1,909,352)

Net other property and equipment	4,081,191	4,325,336

OTHER ASSETS AND DEFERRED CHARGES:
Commodity derivative instruments	1,070,541	1,403,109
Deposits	264,064	264,064
Goodwill	-	4,927,508
Other noncurrent assets	38,104	262,200

Total other assets and deferred charges	1,372,709	6,856,881

TOTAL ASSETS	$119,621,453	$147,595,774

The accompanying notes are an integral part of these financial statements.

Yuma Energy, Inc.

CONSOLIDATED BALANCE SHEETS - CONTINUED

	December 31,
	2015	2014
	(As Restated)	(As Restated)
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturities of debt	$30,063,635	$282,843
Accounts payable, principally trade	7,933,664	25,004,364
Asset retirement obligations	70,000	-
Other accrued liabilities	1,781,484	1,419,565

Total current liabilities	39,848,783	26,706,772

LONG-TERM DEBT:
Bank debt	-	22,900,000

OTHER NONCURRENT LIABILITIES:
Asset retirement obligations	8,720,498	12,487,770
Deferred taxes	1,417,364	5,136,222
Restricted stock units	-	71,569
Other liabilities	30,090	22,451

Total other noncurrent liabilities	10,167,952	17,718,012

EQUITY:
Preferred stock	10,828,603	9,958,217
Common stock, no par value (300 million shares authorized, 71,834,617 and 69,139,869 issued)	141,858,946	137,469,772
Accumulated other comprehensive income	-	38,801
Accumulated earnings (deficit)	(83,082,831)	(67,195,800)

Total equity	69,604,718	80,270,990

TOTAL LIABILITIES AND EQUITY	$119,621,453	$147,595,774

The accompanying notes are an integral part of these financial statements.

Yuma Energy, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2015	2014	2013
	(As Restated)	(As Restated)	(As Restated)
REVENUES:
Sales of natural gas and crude oil	$18,680,584	$38,659,392	$28,235,413
Net gains (losses) from commodity derivatives	5,038,826	3,398,518	(159,810)
Total revenues	23,719,410	42,057,910	28,075,603

EXPENSES:
Marketing cost of sales	532,985	1,045,177	1,234,308
Lease operating	11,401,309	12,816,725	9,316,364
Re-engineering and workovers	555,539	3,084,972	2,521,707
General and administrative – stock-based compensation	2,289,311	3,388,321	452,058
General and administrative – other	7,434,304	8,156,077	4,536,506
Depreciation, depletion and amortization	13,651,207	19,664,991	12,077,368
Asset retirement obligation accretion expense	604,538	604,511	668,497
Goodwill impairment	4,927,508	-	-
Other	468,221	98,476	171,774
Total expenses	41,864,922	48,859,250	30,978,582

INCOME (LOSS) FROM OPERATIONS	(18,145,512)	(6,801,340)	(2,902,979)

OTHER INCOME (EXPENSE):
Change in fair value of preferred stock derivative liability – Series A and Series B	-	(15,676,842)	(26,258,559)
Interest expense	(456,423)	(326,200)	(567,676)
Other, net	36,338	25,378	(240,617)
Total other income (expense)	(420,085)	(15,977,664)	(27,066,852)

NET INCOME (LOSS) BEFORE INCOME TAXES	(18,565,597)	(22,779,004)	(29,969,831)

Income tax expense (benefit)	(3,725,757)	(1,936,347)	(1,380,937)

NET INCOME (LOSS)	(14,839,840)	(20,842,657)	(28,588,894)

PREFERRED STOCK:
Dividends paid in cash, perpetual preferred Series A	1,047,191	224,098	-
Dividends in arrears, perpetual preferred Series A	213,751	-	-
Accretion, Series A and Series B	-	786,536	1,101,972
Dividends paid in cash, Series A and Series B	-	445,152	145,900
Dividends paid in kind, Series A and Series B	-	4,133,380	5,412,281

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(16,100,782)	$(26,431,823)	$(35,249,047)

EARNINGS (LOSS) PER COMMON SHARE:
Basic	$(0.23)	$(0.53)	$(0.86)
Diluted	$(0.23)	$(0.53)	$(0.86)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	71,013,717	49,678,444	41,074,953
Diluted	71,013,717	49,678,444	41,074,953

The accompanying notes are an integral part of these financial statements.

Yuma Energy, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
	2015	2014	2013
	(As Restated)	(As Restated)	(As Restated)

NET INCOME (LOSS)	$(14,839,840)	$(20,842,657)	$(28,588,894)

OTHER COMPREHENSIVE INCOME (LOSS):

Commodity derivatives sold	(119,917)	-	-
Less income taxes	(46,168)	-	-

Commodity derivatives sold, net of income taxes	(73,749)	-	-

Reclassification of (gain) loss on settled commodity derivatives	56,826	50	(374,099)
Less income taxes	21,878	19	(144,028)

Reclassification of (gain) loss on settled commodity derivatives, net of income taxes	34,948	31	(230,071)

OTHER COMPREHENSIVE INCOME (LOSS)	(38,801)	31	(230,071)

COMPREHENSIVE LOSS	$(14,878,641)	$(20,842,626)	$(28,818,965)

The accompanying notes are an integral part of these financial statements.

Yuma Energy, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	December 31,
	2015	2014	2013
	(As Restated)	(As Restated)	(As Restated)
PERPETUAL PREFERRED STOCK - 9.25% CUMULATIVE AND REDEEMABLE, NO PAR VALUE:
Balance at beginning of period: 507,739 shares for 2015 and 0 shares for 2014 and 2013	$9,958,217	$-	$-
Sales of 46,857 shares for 2015 and 507,739 shares for 2014	870,386	9,958,217	-
Balance at end of period: 554,596 shares for 2015, 507,739 shares for 2014, and 0 shares for 2013	10,828,603	9,958,217	-

COMMON STOCK, NO PAR VALUE:
Balance at beginning of period: 69,139,869 shares for 2015, 41,074,950 shares for 2014, and 40,896,221 shares for 2013	137,469,772	2,669,465	2,182,833
Sales of 1,347,458 shares of common stock	1,363,160	-	-
Employee restricted stock awards (178,729 shares, vested 4/1/13, issued 9/11/14)	-	-	486,632
Restricted stock awards, of which 1,676,113 for 2015 and 19,440 for 2014 are vested	3,171,477	3,272,638	-
Buy back of 328,823 shares from vested stock awards	(300,732)	-	-
Stock appreciation rights issued, not vested	155,269	-	-
Restricted stock unit awards (273,907 shares)	-	869,231	-
Convert preferred stock to 22,883,487 shares of common stock on September 10, 2014	-	107,552,938	-
Pyramid Oil Company 4,788,085 shares outstanding last day of trading September 10, 2014	-	22,504,000	-
Fair value of Pyramid Oil Company stock options	-	100,500	-
Stock awards (100,000 shares) to employees, directors and consultants of Pyramid Oil Company vested upon the change in control and issued September 11, 2014	-	501,000	-
Balance at end of period: 71,834,617 shares for 2015, 69,139,869 shares for 2014, and 41,074,950 shares for 2013	141,858,946	137,469,772	2,669,465

ACCUMULATED OTHER COMPREHENSIVE INCOME:
Balance at beginning of period	38,801	38,770	268,841
Comprehensive income (loss) from commodity derivative instruments, net of income taxes	(38,801)	31	(230,071)
Balance at end of period	-	38,801	38,770

ACCUMULATED EARNINGS (DEFICIT):
Balance at beginning of period	(67,195,800)	(40,763,977)	(10,885,832)
Prior period adjustment to correct deferred income taxes	-	-	5,370,902
Balance at beginning of period as restated	(67,195,800)	(40,763,977)	(5,514,930)

Net loss attributable to Yuma Energy, Inc.	(14,839,840)	(20,842,657)	(28,588,894)
Series A perpetual preferred stock cash dividends	(1,047,191)	(224,098)	-
Preferred stock accretion (Series A and B)	-	(786,536)	(1,101,972)
Preferred stock cash dividends (Series A and B)	-	(445,152)	(145,900)
Preferred stock dividends paid in kind (Series A and B)	-	(4,133,380)	(5,412,281)
Balance at end of period	(83,082,831)	(67,195,800)	(40,763,977)

TOTAL EQUITY	$69,604,718	$80,270,990	$(38,055,742)

The accompanying notes are an integral part of these financial statements.

Yuma Energy, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2015	2014	2013
	(As Restated)	(As Restated)	(As Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Reconciliation of net loss to net cash provided by (used in) operating activities
Net loss	$(14,839,840)	$(20,842,657)	$(28,588,894)
Goodwill write-off	4,927,508	-	-
Increase in fair value of preferred stock derivative liability	-	15,676,842	26,258,559
Depreciation, depletion and amortization of property and equipment	13,651,207	19,664,991	12,077,368
Accretion of asset retirement obligation	604,538	604,511	668,497
Stock-based compensation net of capitalized cost	2,289,311	3,388,321	452,058
Amortization of other assets and liabilities	286,010	188,669	166,608
Deferred tax expense (benefit)	(3,694,568)	(1,936,347)	(1,380,937)
Bad debt expense	839,171	97,068	193,601
Write off deferred offering costs	-	1,257,160	-
Write off credit financing costs	-	-	313,652
Amortization of benefit from commodity derivatives (sold) and purchased, net	-	(93,750)	(72,600)
Unrealized (gains) losses on commodity derivatives	949,967	(4,724,985)	231,886
Other	(342,835)	5,448	(21,328)

Changes in current operating assets and liabilities:
Accounts receivable	6,877,906	976,093	(5,589,741)
Other current assets	77,711	(267,386)	869,550
Accounts payable	(13,688,145)	10,690,790	9,115,792
Other current liabilities	691,915	(218,468)	148,834

Other non-current liability	-	-	69,998

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(1,370,144)	24,466,300	14,912,903

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures on property and equipment	$(13,540,582)	$(25,526,887)	$(28,152,714)
Proceeds from sale of property	58,557	667,267	902,166
Cash received from merger	-	4,550,082	-
Decrease in short-term investments	1,170,868	2,125,541	-
Decrease (increase) in noncurrent receivable from affiliate	-	95,634	(2,493)

NET CASH USED IN INVESTING ACTIVITIES	(12,311,157)	(18,088,363)	(27,253,041)

The accompanying notes are an integral part of these financial statements.

Yuma Energy, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS – CONTINUED

	Years Ended December 31,
	2015	2014	2013
	(As Restated)	(As Restated)	(As Restated)
CASH FLOWS FROM FINANCING ACTIVITIES:
Change in borrowing on line of credit	6,900,000	(8,315,000)	13,340,000
Proceeds from insurance note	813,562	901,257	872,754
Payments on insurance note	(832,770)	(796,441)	(878,328)
Line of credit financing costs	(250,141)	(92,909)	(681,739)
Net proceeds from sale of common stock	1,363,160	-	-
Net proceeds from sales of perpetual preferred stock	870,386	9,958,217	-
Deferred offering costs	(38,104)	-	(1,257,160)
Cash dividends to preferred stockholders	(1,047,191)	(669,250)	(145,900)
Common stock purchased from employees	(300,732)	-	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	7,478,170	985,874	11,249,627

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,203,131)	7,363,811	(1,090,511)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	11,558,322	4,194,511	5,285,022

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$5,355,191	$11,558,322	$4,194,511

Supplemental disclosure of cash flow information:
Interest payments (net of interest capitalized)	$131,521	$175,009	$22,210
Interest capitalized	$983,472	$1,059,350	$1,031,816
Supplemental disclosure of significant non-cash activity:
Preferred dividends paid in kind (Series A and Series B)	$-	$4,133,380	$5,412,281
Change in capital expenditures financed by accounts payable	$3,382,555	$1,310,037	$1,904,581

The accompanying notes are an integral part of these financial statements.

Yuma Energy, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (RESTATED)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Yuma Energy, Inc., a California corporation (“YEI” and collectively with its subsidiaries, the “Company”) (formerly Pyramid Oil Company (“Pyramid”)), is an independent Houston-based exploration and production company focused on the acquisition, development and exploration for conventional and unconventional oil and natural gas resources, primarily in the U.S. Gulf Coast and California.  YEI has employed a 3-D seismic-based strategy to build a multi-year inventory of development and exploration prospects. YEI’s current operations are focused on onshore assets located in central and southern Louisiana, where the Company targets the Austin Chalk, Tuscaloosa, Wilcox, Frio, Marg Tex and Hackberry formations. In addition, the Company has a non-operated position in the Bakken Shale in North Dakota and operated positions in Kern and Santa Barbara Counties in California.

Restatement

The Company is restating its previously issued consolidated balance sheets as of December 31, 2015 and 2014 and consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statement of equity, and consolidated statements of cash flows for the years ended December 31, 2015, 2014 and 2013, along with certain related notes (the “Restatement”). The impact of the Restatement is more specifically described in Note 26 – Restatement of Previously Issued Financial Statements.

Basis of Presentation

The accompanying financial statements include the accounts of YEI on a consolidated basis.  All significant intercompany accounts and transactions between YEI, YCI, Exploration, Petroleum, TSM and POL have been eliminated in the consolidation. All events described or referred to as prior to September 10, 2014 relate to Yuma Co. as the accounting acquirer.  All references to “Pyramid” refer to the Company prior to the closing of the merger on September 10, 2014.

YEI and its subsidiaries maintain their accounts on the accrual method of accounting in accordance with the Generally Accepted Accounting Principles of the United States of America (“GAAP”).  Each of YEI and its subsidiaries has a fiscal year ending December 31.

The financial statements were prepared on a going concern basis.  The Company has been operating in a weak commodity price environment and was not in compliance with the trailing four quarter funded debt to EBITDA financial ratio covenant under its credit facility at September 30, 2015 and December 31, 2015 as well as the EBITDA to interest expense ratio at December 31, 2015.  On December 30, 2015, the Company entered into a waiver with the lenders under its credit facility.  On February 10, 2016, the Company entered into an Agreement and Plan of Merger and Reorganization with Davis Petroleum Acquisition Corp. (“Davis”) for an all-stock transaction.  See Note 24 – Subsequent Events.

Management’s Use of Estimates

In preparing financial statements in conformity with GAAP, management is required to make informed estimates and assumptions with consideration given to materiality.  These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period.  Actual results could differ from these estimates, and changes in these estimates are recorded when known.  Significant items subject to such estimates and assumptions include: estimates of proved reserves and related estimates of the present value of future net revenues; the carrying value of oil and gas properties; estimates of fair value; asset retirement obligations; income taxes; derivative financial instruments; valuation allowances for deferred tax assets; uncollectible receivables; useful lives for depreciation; future cash flows associated with assets; obligations related to employee benefits; and legal and environmental risks and exposures.

Reclassifications

When required for comparability, reclassifications are made to the prior period financial statements to conform to the current year presentation. Reclassified amounts include moving current deferred tax assets and liabilities to non-current deferred tax liabilities related to the retrospective application of the adoption of a new accounting standard, COPAS revenue moved to offset lease operating expense, and an income tax refund that was previously included in deferred tax assets to other current accounts receivable.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The standard characterizes inputs used in determining fair value according to a hierarchy that prioritizes inputs based upon the degree to which they are observable.  The three levels of the fair value hierarchy are as follows:

Level 1 – inputs represent quoted prices in active markets for identical assets or liabilities (for example, exchange-traded commodity derivatives).

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (for example, quoted market prices for similar assets or liabilities in active markets or quoted market prices for identical assets or liabilities in markets not considered to be active, inputs other than quoted prices that are observable for the asset or liability, or market-corroborated inputs).

Level 3 – inputs that are not observable from objective sources, such as the Company’s internally developed assumptions about market participant assumptions used in pricing an asset or liability (for example, an estimate of future cash flows used in the Company’s internally developed present value of future cash flows model that underlies the fair value measurement.)

In determining fair value, the Company utilizes observable market data when available, or models that utilize observable market data.  In addition to market information, the Company incorporates transaction-specific details that, in management’s judgment, market participants would take into account in measuring fair value.

If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the category is based on the lowest level input that is significant to the fair value measurement of the instrument (see Note 8 – Fair Value Measurements).

The carrying amount of cash and cash equivalents, accounts receivable and accounts payable reported on the balance sheet approximates fair value.

The fair value of debt is the estimated amount the Company would have to pay to repurchase its debt.

Nonfinancial assets and liabilities initially measured at fair value include certain assets acquired in a business combination, goodwill, asset retirement obligations and exit or disposal costs.

Level 3 Valuation Techniques – Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.  Level 3 financial liabilities consist of the Series A Preferred Stock issued on July 1, 2011, and the Series B Preferred Stock issued in July and August of 2012, for which there was no current market for these securities and such that the determination of fair value required significant judgment or estimation.  The Company historically valued certain possible financial scenarios relating to its preferred and common stock securities prior to being publicly traded using a Monte Carlo simulation model with the assistance of an independent valuation consultant.  Prior to being publicly traded, the Company’s preferred stock securities had certain provisions, including automatic conditional conversion, re-pricing/down-round, change of control, default and follow-on offering that necessitated financial modeling.  These models incorporated transaction details such as the stock price of comparable companies in the same industry, contractual terms, maturity, and risk free interest rates, as well as assumptions about future financings, volatility, and holder behavior (see Note 10 – Preferred Stock).

Cash Equivalents

Cash on hand, deposits in banks and short-term investments with original maturities of three months or less are considered cash and cash equivalents.

Short-term Investments

Short-term investments consisted of commercial bank certificates of deposit which matured in May 2015 and were valued at cost.

Trade Receivables

Accounts receivable are stated net of allowance for doubtful accounts of $532,719 and $138,960 at December 31, 2015 and 2014, respectively.

Management evaluates accounts receivable quarterly on an individual account basis, making individual assessments of collectability, and reserves those amounts it deems potentially uncollectible.

Inventories

Inventories, consisting principally of oilfield equipment, are carried at the lower of cost or market.  The Company will often have tangible materials purchased for a well carried for the joint account (oil and gas property full cost pool on the balance sheet) pending sale or disposition.

Derivative Instruments

All derivative instruments (including certain derivative instruments embedded in other contracts) are recorded in the Company’s Consolidated Balance Sheets as either an asset or liability and measured at fair value.  Changes in the derivative instrument’s fair value are recognized in earnings.  Under cash flow hedge accounting, unrealized gains and losses were reflected in stockholders’ equity as accumulated other comprehensive income (“AOCI”) to the extent they were effective until the forecasted transaction occurred.  Absent cash-flow accounting, all hedges are treated as non-qualifying derivative instruments and mark-to-market adjustments are in the Consolidated Statements of Operations.  The Company discontinued cash flow hedge accounting effective January 1, 2013.  The result of this change in policy was that the amount carried in AOCI at December 31, 2012 was amortized to oil and gas revenues during the month the hedges settled.  Subsequent to December 31, 2012, all hedges are treated as non-qualifying derivative instruments and all new mark-to-market adjustments are in “Sales of natural gas and crude oil” in the Consolidated Statements of Operations.  The final contracts that were included within AOCI expired at the end of 2015; therefore, the AOCI balance was zero at December 31, 2015.

Oil and Natural Gas Properties

Investments in oil and natural gas properties are accounted for using the full cost method of accounting.  Under this method, all costs directly related to the acquisition, exploration, exploitation and development of oil and natural gas properties are capitalized.

Costs of reconditioning, repairing, or reworking producing properties are expensed as incurred.  Costs of workovers adding proved reserves are capitalized.  Projects to deepen existing wells, recomplete to a shallower horizon, or improve (not restore) production to proved reserves are capitalized.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves.  Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

Depreciation, Depletion and Amortization – The capitalized cost of oil and natural gas properties, excluding unevaluated properties, is amortized using the unit-of-production method (equivalent physical units of 6 Mcf of natural gas to each barrel of oil equivalent, or “Boe”) using estimates of proved reserve quantities.  Investments in unproved properties are not amortized until proved reserves associated with the projects can be determined or until impairment occurs.  If the results of the assessment indicate that the properties are impaired, the amount of impairment is added to the proved oil and gas property costs to be amortized.  The amortizable base includes future development, abandonment and restoration costs.  The rate for depreciation, depletion and amortization (“DD&A” or “depletion”) per Boe for the Company was $20.45, $24.92 and $23.87 for fiscal years 2015, 2014 and 2013, respectively.  DD&A expense for oil and natural gas properties was $13,375,452, $19,490,653 and $11,927,872 for fiscal years 2015, 2014 and 2013, respectively.

Impairments – Total capitalized costs of oil and gas properties are subject to a limit, or so-called “ceiling test.”  The ceiling test limits total capitalized costs less related accumulated DD&A and deferred income taxes to a value not to exceed the sum of (i) the present value, discounted at a ten percent annual interest rate, of future net revenue from estimated production of proved oil and gas reserves, including the impact of cash flow hedges, based on current economic and operating conditions less future development costs (excluding retirement costs); plus (ii) the cost of properties not subject to amortization; less (iii) income tax effects related to differences in the book and tax basis of oil and gas properties.  If unamortized capitalized costs less related deferred income taxes exceed this limit, the excess is charged to DD&A in the quarter the assessment is made.  An expense recorded in one period may not be reversed in a subsequent period even though higher oil and gas prices may have increased the ceiling applicable to the subsequent period.  These net unamortized costs, tested each calendar quarter, have not exceeded the cost center ceiling for fiscal years 2015, 2014 and 2013.

Oil and natural gas properties not subject to amortization consist of undeveloped leaseholds and exploratory and developmental wells in progress before the assignment of proved reserves.  Management reviews the costs of these properties periodically for impairment, with the impairment provision included in the cost of oil and natural gas properties subject to amortization.  Factors considered by management in impairment assessments include drilling results by the Company and other operators, the terms of oil and gas leases not held for production, and available funds for exploration and development.

The table below shows the cost of unproved properties, along with well and development costs in progress not subject to amortization at December 31, 2015, and the year in which those costs were incurred.

	Year of acquisition
	2015	2014	2013	Prior	Total

Leasehold acquisition cost	$(9,039,268)	$154,194	$1,704,190	$19,247,036	$12,066,152
Exploration and development cost	(1,739,341)	891,610	1,059,262	172,159	383,690
Capitalized interest	(639,726)	609,970	829,456	1,027,969	1,827,669

Total	$(11,418,335)	$1,655,774	$3,592,908	$20,447,164	$14,277,511

Capitalized Interest – Capitalized interest is included as part of the cost of oil and natural gas properties.  The Company capitalized $983,472, $1,059,350 and $1,031,816 of interest associated with the line of credit (see Note 13 – Debt and Interest Expense) during fiscal years 2015, 2014 and 2013, respectively.  The capitalization rates are based on the Company’s weighted average cost of borrowings used to finance prospect generation.

Capitalized Internal Costs – Internal costs incurred that are directly identified with acquisition, exploration and development activities undertaken by the Company for its own account, and that are not related to production, general corporate overhead or similar activities, are also capitalized.  The Company capitalized $3,090,013, $3,442,095 and $2,702,952 of allocated indirect costs, excluding interest, related to these activities during fiscal years 2015, 2014 and 2013, respectively.

The Company develops oil and natural gas drilling projects called “prospects” by industry participants and markets participation in these projects.  In doing this, the Company typically earns a profit over its actual costs in seismic, land, brokerage, brochuring and marketing.  It typically markets interests in the project on a “third for a quarter” basis, whereby the participant pays a percentage of the cost to casing point or through prospect payout and then has its participation interest reduced by twenty-five percent (25%) with the Company earning the difference.  This difference is referred to as the “carried interest.”

The Company assembles 3-D seismic survey projects and markets participating interests in the projects.  The Company typically recovers all of its costs plus allocated overhead, and receives a quarterly general and administrative (“G&A”) expense reimbursement paid by the various participants in the project during the 3-D seismic acquisition phase and the 3-D seismic interpretation phase.  The proceeds from the sale of the 3-D seismic survey along with the quarterly G&A reimbursements are included in the full cost pool caption “Not subject to amortization.”  In addition, the participants in the 3-D seismic survey typically carry the Company for a percentage of the costs associated with the 3-D survey acquisition, ranging from 25 to 35 percent.  The Company received G&A expense reimbursements of $-0-, $-0- and $42,329 in fiscal years 2015, 2014 and 2013, respectively.

Other Property and Equipment

Other property and equipment is generally recorded at cost, with the exception of the Pyramid property that was acquired in the merger, which was marked to fair value as of the closing date of the merger.  Expenditures for major additions and improvements are capitalized, while maintenance, repairs and minor replacements which do not improve or extend the life of such assets are charged to operations as incurred.  Property and equipment sold, retired or otherwise disposed of are removed at cost less accumulated depreciation, and any resulting gain or loss is reflected in “Other” in “Total Expenses” in the accompanying Consolidated Statements of Operations.

Office business machines and furniture and fixtures are depreciated using the modified accelerated cost recovery system (“MACRS”) for financial reporting purposes.  MACRS depreciation methods approximate depreciation expense computed under GAAP using the double declining balance method.

Depreciation of drilling and operating equipment, automotive, and buildings is computed using the straight-line method over the shorter of the estimated useful lives or the applicable lease terms.

Leasehold improvements for the corporate office space in Houston, Texas are depreciated by the straight line method over the term of the lease.

	Estimated
	useful	December 31,
	life in years	2015	2014

Land	n/a	$2,469,000	$2,469,000
Office business machines	3 - 5	1,381,968	1,361,149
Drilling and operating equipment	14	982,010	982,010
Furniture and fixtures	7	412,215	412,215
Automotive	5	351,707	351,707
Office leasehold improvements	5	332,607	332,607
Buildings and improvements	3 - 25	326,000	326,000

Total other property and equipment		6,255,507	6,234,688

Less: Accumulated depreciation and
leasehold improvement amortization		(2,174,316)	(1,909,352)

Net book value		$4,081,191	$4,325,336

Depreciation and leasehold improvement amortization expense totaled $275,756, $174,338 and $149,496 for the years ended December 31, 2015, 2014 and 2013, respectively.

Goodwill (As Restated)

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired net of the fair value of liabilities assumed in an acquisition.  The provisions of Accounting Standards Codification (“ASC”) 350, Intangibles – Goodwill and Other (“ASC 350”) require that intangible assets with indefinite lives, including goodwill, be evaluated on an annual basis for impairment, or more frequently if events occur or circumstances change that could potentially result in impairment.  The goodwill impairment test requires the allocation of goodwill and all other assets and liabilities to reporting units.  However, the Company has only one reporting unit.  To assess impairment, the Company has the option to qualitatively assess if it is more likely than not that the fair value of the reporting unit is less than the book value.  Absent a qualitative assessment, or, through the qualitative assessment, if the Company determines it is more likely than not that the fair value of the reporting unit is less than the book value, a quantitative assessment is prepared to calculate the fair market value of the reporting unit.  If it is determined that the fair value of the reporting unit is less than the book value, the recorded goodwill is impaired to its implied fair value with a charge to operating expense.  The Company’s goodwill as of December 31, 2014 related to its acquisition of Pyramid.  The drop in crude oil prices and the resulting decline in the Company’s common share price caused the Company to test goodwill for impairment at June 30, 2015.  Goodwill was determined to be fully impaired and as a result, the balance of $4,927,508 was written off.  Refer to Note 14 – Merger with Pyramid Oil Company and Goodwill for more details.

Accounts Payable

Accounts payable consist principally of trade payables and costs associated with oil and natural gas exploration.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation or other sources, along with liabilities for environmental remediation or restoration claims, are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.  Expenditures related to environmental matters are expensed or capitalized in accordance with the Company’s accounting policy for property and equipment.

Revenue Recognition

Revenue is recognized by the Company when deliveries of crude oil, natural gas and condensate are delivered to the purchaser and title has transferred.  Crude oil sales in Louisiana, representing a significant portion of the Company’s production, are typically indexed to Light Louisiana Sweet (“LLS”).  TSM recognizes revenue from sales of natural gas primarily to other marketing companies and industrials in the period in which the natural gas is delivered and billed to the customer.  Sales are based on index prices per MMBtu or the daily “spot” price as published in national publications with a mark-up or mark-down defined by contract with each customer.

Income Taxes

The Company files a consolidated federal tax return.  Deferred taxes have been provided for temporary timing differences.  These differences create taxable or tax-deductible amounts for future periods (see Note 16 – Income Taxes).

Other Taxes

Taxes incurred, other than income taxes, are as follows:

	December 31,
	2015	2014	2013

Production and severance tax	$1,678,825	$2,693,396	$2,403,263
Ad valorem tax	1,103,913	1,046,134	732,302
Sales tax	18,534	62,864	180,498
State franchise taxes	68,248	40,740	41,072

Total	$2,869,520	$3,843,134	$3,357,135

The Company reports oil and natural gas sales on a gross basis and, accordingly, includes net production, severance, and ad valorem taxes on the accompanying Consolidated Statements of Operations as a component of lease operating expenses.  Sales taxes are collected from customers on sales of natural gas by TSM, and remitted to the appropriate state agency.  Exploration accrues sales tax on applicable purchases of materials, and remits funds directly to the taxing jurisdictions.

Financial Instruments

The Company’s financial instruments consist of cash, receivables, payables, long-term debt, oil and natural gas derivatives, and (prior to the merger as described in Note 14 – Merger with Pyramid Oil Company and Goodwill) Series A and Series B Preferred Stock.  The carrying amount of cash, receivables and payables approximates fair value because of the short-term nature of these items.

Accumulated Other Comprehensive Income

AOCI includes changes in equity that are excluded from the Consolidated Statements of Operations and recorded directly into a separate section of equity on the Consolidated Balance Sheets.  The Company’s AOCI shown on the Consolidated Balance Sheets and the Consolidated Statements of Changes in Equity consists of unrealized income and losses on cash flow hedges; however, the Company discontinued hedge accounting effective January 1, 2013.  The final contracts that were included within AOCI expired at the end of 2015; therefore, the AOCI balance was zero at December 31, 2015.

General and Administrative Expenses – Stock-Based Compensation

This includes payments to employees in the form of restricted stock awards, restricted stock units, stock appreciation rights and stock options.  As such, these amounts are non-cash Company stock-based awards.

The Company adopted the 2011 Stock Option Plan on June 21, 2011, and the 2014 Long-Term Incentive Plan effective September 10, 2014 (see Note 15 – Stockholders’ Equity).  The Company adopted an Annual Incentive Plan for fiscal years 2015, 2014 and 2013 (see Note 18 – Employee Benefit Plans).

The Company accounts for stock-based compensation at fair value.  The Company grants equity-classified awards including stock options and vested and non-vested equity shares (restricted stock awards and units).

The fair value of stock option awards and stock appreciation rights is determined using the Black-Scholes option-pricing model.  Restricted stock awards and units are valued using the market price of common stock.

The Company records compensation cost, net of estimated forfeitures, for non-vested stock units over the requisite service period using the straight-line method.  An adjustment is made to compensation cost for any difference between the estimated forfeitures and the actual forfeitures related to the awards.  For liability-classified share-based compensation awards, expense is recognized for those awards expected to ultimately be paid.  The amount of expense reported for liability-classified awards is adjusted for fair-value changes so that the expense recognized for each award is equivalent to the amount to be paid.  See Note 11 – Stock-Based Compensation.

General and Administrative Expenses - Other

G&A expenses are reported net of amounts capitalized pursuant to the full cost method of accounting.

Re-engineering and Workovers

One of the Company’s core business strategies is to perform a comprehensive field re-engineering and design to increase and maintain production, lower per-unit operating expenses, and improve field economics.  Re-engineering projects are undertaken with the intent of lowering per-unit operating expenses and/or reducing field down-time.  In addition, the Company seeks to implement more efficient production practices in order to increase production and/or arrest natural field production declines.  These practices are often deployed in fields in connection with or in anticipation of further field development activities such as installation of secondary recovery operations or additional drilling.  Workovers included within this category relate to significant non-recurring operations.

Other Noncurrent Assets

Noncurrent assets at December 31, 2015 are comprised of deferred costs related to future potential equity raises.  If these potential equity raises come to fruition, then costs are netted from the new equity issuance; if not, then those costs are charged to G&A.  In 2014, noncurrent assets were comprised of debt financing costs, which were moved to current in 2015.

Earnings per Share

The Company’s basic earnings per share (“EPS”) is computed based on the average number of shares of common stock outstanding for the period.  Diluted EPS includes the effect of the Company’s outstanding stock awards, if the inclusion of these items is dilutive.  See Note 15 – Stockholders’ Equity.

Changes in Accounting Principles

Not Yet Adopted

In May 2014 and August 2015, the Financial Accounting Standards Board (“FASB”) issued an update that supersedes the existing revenue recognition requirements.  This standard includes a five-step revenue recognition model to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.  Among other things, the standard requires enhanced disclosures about revenue, provides guidance for transactions that were not previously addressed comprehensively and improves guidance for multiple-element arrangements.  This standard is effective for the Company in the first quarter of 2018 and should be applied retrospectively to each prior reporting period presented or with the cumulative effect of initially applying the update recognized at the date of initial application.  Early adoption is permitted.  The Company is evaluating the provisions of this accounting standards update and assessing the impact, if any, it may have on its consolidated results of operations, financial position or cash flows.

In July 2015, the FASB issued an update that requires an entity to measure inventory at the lower of cost and net realizable value.  This excludes inventory measured using LIFO or the retail inventory method.  This standard is effective for the Company in the first quarter of 2017 and will be applied prospectively.  Early adoption is permitted.  The Company does not expect the adoption of this standard to have a significant impact on its consolidated results of operations, financial position or cash flows.

In May 2015, the FASB issued an update that removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient.  The amendment also removes certain disclosure requirements regarding all investments that are eligible to be measured using the net asset value per share practical expedient and only requires certain disclosures on those investments for which an entity elects to use the net asset value per share expedient.  This standard is effective for the Company in the first quarter of 2016 and will be applied on a retrospective basis.  Early adoption is permitted.  This standard only modifies disclosure requirements; as such, there will be no impact on the Company’s consolidated results of operations, financial position or cash flows.

In April 2015, the FASB issued an update that requires debt issuance costs to be presented in the balance sheet as a direct reduction from the associated debt liability.  This standard is effective for the Company in the first quarter of 2016 and early adoption is permitted.  The Company is evaluating the provisions of this accounting standards update and assessing the impact, if any, it may have on its consolidated results of operations, financial position or cash flows.

In February 2015, the FASB issued an amendment to the guidance for determining whether an entity is a variable interest entity (“VIE”).  The standard does not add or remove any of the five characteristics that determine if an entity is a VIE.  However, it does change the manner in which a reporting entity assesses one of the characteristics.  In particular, when decision-making over the entity’s most significant activities has been outsourced, the standard changes how a reporting entity assesses if the equity holders at risk lack decision making rights.  This standard is effective for the Company for annual periods beginning after December 15, 2015 and early adoption is permitted, including in interim periods.  The Company does not expect the adoption of this standard to have a significant impact on its consolidated results of operations, financial position or cash flows.

Recently adopted

In November 2015, the FASB issued an update that requires an entity to classify deferred income tax liabilities and assets as noncurrent in a classified statement of financial position.  The amendments are effective for the Company in the first quarter of 2017 and early adoption is permitted.  The Company elected to early adopt these amendments in the fourth quarter of 2015 on a retrospective basis.  As a result of the adoption, the Company reclassified and netted approximately $147,000 from other current deferred tax assets to non-current tax liabilities for each of the quarters ended March 31, 2014 and June 30, 2014, and approximately $559,000 of net current liability at year-end 2014.  The Company also reclassified approximately $385,000 of other current net deferred tax liabilities to non-current tax liabilities for each of the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015.  Adoption of this standard did not have a significant impact on the Company’s consolidated results of operations, financial position or cash flows.

In August 2014, the FASB issued an update that requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards.  This standard is effective for the Company in the first quarter of 2017 and early adoption is permitted.  The Company elected to early adopt and has provided disclosures in conformity with this new standard.

In April 2014, the FASB issued an amendment to accounting standards that changes the criteria for reporting discontinued operations while enhancing related disclosures.  Under the amendment, only disposals representing a strategic shift in operations should be presented as discontinued operations.  Those strategic shifts should have a major effect on the organization’s operations and financial results.  Expanded disclosures about the assets, liabilities, income and expenses of discontinued operations are required.  In addition, disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting will be made in order to provide users with information about the ongoing trends in an organization’s results from continuing operations.  The amendments were effective for the Company in the first quarter of 2015.  Adoption of this standard did not have a significant impact on the Company’s consolidated results of operations, financial position or cash flows.

NOTE 2 – ORGANIZATION AND CONSOLIDATION

On September 10, 2014, a wholly owned subsidiary of the Company merged with and into Yuma Energy, Inc., a Delaware corporation (“Yuma Co.”), in exchange for 66,336,701 shares of the Company’s common stock, and the Company subsequently changed its name from “Pyramid Oil Company” to “Yuma Energy, Inc.” which the Company refers to as the “merger”.  As a result of the merger, the former Yuma Co. stockholders held approximately 93%, of the then-outstanding common stock of the Company, and thus acquired voting control.  Although Pyramid was the legal acquirer, for financial reporting purposes the merger was accounted for as a reverse acquisition of Pyramid by Yuma Co.  See Note 14 – Merger with Pyramid Oil Company and Goodwill for additional information.

Simultaneously with the closing of the merger, Yuma Co. changed its name to “The Yuma Companies, Inc.”  In addition, a subsidiary of the Company, Pyramid Oil LLC, a California limited liability company, was formed to hold Pyramid’s oil and natural gas properties.

The Consolidation

YEI was incorporated on October 9, 1909 and has six subsidiaries as listed below.  Their financial statements are consolidated with those of YEI.

		State of	Date of
Company name	Reference	incorporation	incorporation
The Yuma Companies, Inc.	“YCI”	Delaware	10/30/96
Yuma Exploration and Production Company, Inc.	“Exploration”	Delaware	01/16/92
Yuma Petroleum Company	“Petroleum”	Delaware	12/19/91
Texas Southeastern Gas Marketing Company	“TSM”	Texas	09/12/96
Pyramid Oil LLC	“POL”	California	08/08/14
Pyramid Delaware Merger Subsidiary, Inc.	“PDMS”	Delaware	02/04/14

YCI and PDMS are wholly owned subsidiaries of YEI, and YCI is the parent corporation of Exploration, Petroleum and TSM. Exploration is the parent corporation of POL.

Exploration identifies and captures economic deposits of hydrocarbons by using:  (i) 3-D seismic imaging and other advanced technologies, with an emphasis on acquiring proprietary 3-D seismic to systematically explore, exploit and develop onshore and offshore crude oil and natural gas provinces; (ii) unconventional oil resource plays; and (iii) high impact deep structural prospects located beneath known producing trends.  Historically, Exploration has sold working interests in prospects to industry partners on traditional terms.  Exploration’s operations are primarily conducted in the Gulf Coast region.

Petroleum became relatively inactive during 1998 due to the transfer of substantially all exploration and production activities to Exploration.

TSM is primarily engaged in the marketing of natural gas in Louisiana.  TSM has elected to discontinue operations in 2016 (see Note 24 – Subsequent Events).

POL is primarily engaged in holding assets located in the State of California.

PDMS was inactive during 2015.

NOTE 3 – LIQUIDITY CONSIDERATIONS AND GOING CONCERN

The Company has borrowings which require, among other things, compliance with certain financial ratios.  Due to operating losses the Company has sustained during recent quarters as a result of the prolonged weak commodity price environment and other factors, the Company was not in compliance with the trailing four quarter funded debt to EBITDA financial ratio covenant under its credit facility at September 30, 2015 and at December 31, 2015 as well as its EBITDA to interest expense ratio as of December 31, 2015. On December 30, 2015, the Company entered into the Waiver, Borrowing Base Redetermination and Ninth Amendment to the credit agreement which provided for a $29.8 million conforming borrowing base, which will be automatically reduced to $20.0 million on May 31, 2016 unless otherwise reduced by or adjusted to a different number by the lenders under the credit agreement, and waived the compliance with the trailing four quarter funded debt to EBITDA and EBITDA to interest expense financial ratio covenants or any other events of default under the credit facility for the quarters ended September 30, 2015 and December 31, 2015.  As of December 31, 2015, the Company had a working capital deficit of $27.2 million inclusive of the Company’s outstanding debt under its credit facility, which was fully drawn with no additional borrowing capacity available.

A breach of any of the terms and conditions of the credit agreement or a breach of the financial covenants under the Company’s credit facility could result in acceleration of the Company’s indebtedness, in which case the debt would become immediately due and payable. Given that the Company anticipates being in violation of the funded debt to EBITDA and EBITDA to interest expense covenants as of March 31, 2016, the Company has classified its bank debt as a current liability in its financial statements.

During 2015, the Company initiated several strategic alternatives to remedy its debt covenant compliance issues and provide working capital to develop the Company’s existing assets.  On February 10, 2016, the Company entered into an Agreement and Plan of Merger and Reorganization with Davis Petroleum Acquisition Corp. (“Davis”) for an all-stock transaction.  Upon completion of the transaction, which is subject to the approval of the stockholders of both companies, Davis will become a wholly owned subsidiary of Yuma.  Subject to bank approval, it is anticipated that the Company will enter into another credit agreement amendment that will take into account the contemplated merger with Davis (see Note 24 – Subsequent Events).  However, the Company’s management can provide no assurance that the merger with Davis and the amendment to the credit agreement will actually occur.

The significant risks and uncertainties described above raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of the going concern uncertainty.

NOTE 4 – ADDISON ACQUISITION

On April 5, 2013, the Company acquired from Addison Oil, L.L.C. (“Addison”) approximately 51,460 net acres held by production in the Austin Chalk adjacent to 25,926 net acres held by the Company at that time.  This acquisition increased the Company’s acreage holdings in the Austin Chalk to over 77,000 net acres at the time of closing.  The purchase price was $7.5 million, with an effective date of January 1, 2013.  The Company granted a two percent overriding royalty to the sellers, and sellers have a right to participate in new wells or new side tracks for a twenty-five percent (25%) working interest.  This acquisition complemented the Company’s existing acreage position and substantially increased the Company’s number of proved undeveloped drilling locations and proved reserve values.

Associated with this acquisition, the Company recorded $6,043,412 for the associated future asset retirement obligations and $1,440,702 in suspended royalty and revenue obligations, net of related receivables at the time of the merger.

NOTE 5 – ASSET RETIREMENT OBLIGATIONS

The Company records the cost of obligations associated with the retirement of tangible long-lived assets at fair value when the asset is acquired.  The asset retirement obligations (“ARO’s”) are recorded as liabilities and the associated costs are capitalized as part of the related long-lived assets and then depreciated over the remaining useful lives.  Changes in the liabilities resulting from the passage of time are recognized as operating (accretion) expenses and are allocated using the interest method.  For the Company, ARO’s relate to the abandonment of oil and gas producing facilities.

Since the Company uses the full cost method, settlement recognition is impacted.  If a liability is settled for an amount other than the recorded amount, an adjustment is made to the full cost pool, with no gain or loss recognized, unless the adjustment would significantly alter the relationship between capitalized costs and proved reserves.  In addition, the Company carries ARO assets on the balance sheet as part of its full cost pool, and includes these ARO assets in its amortization base for the purposes of calculating depreciation, depletion and amortization expense.

The net decrease of $3,697,272 to ARO during 2015 is due primarily to revised estimates of P&A cost for Masters Creek and Main Pass properties. P&A cost were revised to reflect current market conditions and efficiencies gained by developing P&A programs for multiple wells.

Asset Retirement Obligations

	December 31,
	2015	2014

Beginning of year balance	$12,487,770	$10,697,679
Pyramid liabilities assumed in the merger	-	943,951
Liabilities incurred during year	24,588	416,162
Liabilities settled during year	(35,455)	-
Accretion expense	604,538	604,511
Revisions in estimated cash flows	(4,290,943)	(174,533)

End of year balance	$8,790,498	$12,487,770

NOTE 6 – RECEIVABLES AND PAYABLES WITH AFFILIATES, CHIEF EXECUTIVE OFFICER AND EMPLOYEES

The following table provides information with respect to related party transactions with affiliates, the Chief Executive Officer (“CEO”) of the Company, and employees. The trade receivable from the CEO is primarily for invoiced costs on prospects and wells as part of his normal joint interest billings (see Note 7 – Related Party Transactions).

	December 31,
	2015	2014

Receivables from affiliates, CEO and employees:
Current:
Yuma CEO	$63,329	$174,720
Employees	12,075	141,357

Total	$75,404	$316,077

NOTE 7 – RELATED PARTY TRANSACTIONS

Chief Executive Officer

Effective August 15, 2011, the Company entered into a Working Interest Incentive Plan (“WIIP”) with the Company’s CEO, Sam L. Banks. Under the WIIP, Mr. Banks could purchase:

●	Working interests in prospects from the Company or from unaffiliated third parties up to 2.5% of the Company’s working interest; and

●	Working interests in production acquisitions that the Company undertakes in an amount up to 2.5% (previously 5%) of the aggregate cost of the interest to be acquired.

The purchase price for any working interests acquired from the Company under the plan was no better than the terms agreed to by unaffiliated third parties.

The Board of Directors terminated the WIIP effective September 21, 2015.

Working interests acquired during fiscal years 2014 and 2013 under the WIIP are listed below (no working interests were acquired under the WIIP during fiscal year 2015):

		Working	Amount
Year	Well, prospect or project	interest	paid

2014	Anaconda Prospect (Talbot 23-1)	1.95000%	$16,900
2014	Gardner Island Well &	1.43600%
	Main Pass 4 Facility	1.85500%	$78,988
2014	Austin Chalk (Additional W.I.)	1.00000%	$16,000
2013	Bell City East Prospect	.71063%	$ 5,330
2013	Austin Chalk	1.00000%	$ 9,412
2013	Addison Acquisition	2.00000%	$150,000

In 2006, the Company entered into participation agreements with several unrelated industry participants under which it would receive a 20% back-in interest after payout to the participants and the CEO would receive a 5% back-in interest.  The agreements were renegotiated in 2010 reducing the total back-in interest by 40% with the Company receiving 12.5% and the CEO receiving 2.5%.  The project, named La Posada, achieved multiple discrete payouts during 2013 based on differing participant cost basis and the participants assigned the agreed working interests directly to each of the Company and the CEO at time of payout.

NOTE 8 – FAIR VALUE MEASUREMENTS

Certain financial instruments are reported at fair value on the Consolidated Balance Sheets.  Under fair value measurement accounting guidance, fair value is defined as the amount that would be received from the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants, i.e., an exit price.  To estimate an exit price, a three-level hierarchy is used.  The fair value hierarchy prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or a liability, into three levels (see the Fair Value section of Note 1 – Summary of Significant Accounting Policies).  The Company uses a market valuation approach based on available inputs and the following methods and assumptions to measure the fair values of its assets and liabilities, which may or may not be observable in the market.

Fair Value of Financial Instruments (other than Commodity Derivative, see below) – The carrying values of financial instruments, excluding commodity derivatives, comprising current assets and current liabilities approximate fair values due to the short-term maturities of these instruments.

Derivatives – The fair values of the Company’s commodity derivatives are considered Level 2 as their fair values are based on third-party pricing models which utilize inputs that are either readily available in the public market, such as natural gas and oil forward curves and discount rates, or can be corroborated from active markets or broker quotes.  These values are then compared to the values given by the Company’s counterparties for reasonableness.  The Company is able to value the assets and liabilities based on observable market data for similar instruments, which results in the Company using market prices and implied volatility factors related to changes in the forward curves.  Derivatives are also subject to the risk that counterparties will be unable to meet their obligations.  Because the Company’s commodity derivative counterparty was Société Générale (“SocGen”) at December 31, 2015 (see Note 9 – Commodity Derivative Instruments), the Company has not considered non-performance risk in the valuation of its derivatives.

	Fair value measurements at December 31, 2015
		Significant
	Quoted prices	other	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Commodity derivatives – oil	$-	$3,442,693	$-	$3,442,693
Commodity derivatives – gas	-	285,895	-	285,895
Total assets	$-	$3,728,588	$-	$3,728,588

	Fair value measurements at December 31, 2014
		Significant
	Quoted prices	other	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Commodity derivatives – oil	$-	$2,858,387	$-	$2,858,387
Commodity derivatives – gas	-	1,883,259	-	1,883,259
Total assets	$-	$4,741,646	$-	$4,741,646

Derivative instruments listed above include swaps, reverse swaps, three-way collars and put spreads.  For additional information on the Company’s derivative instruments and derivative liabilities, see Note 9 – Commodity Derivative Instruments.

On September 10, 2014, the value of the Series A and Series B Preferred Stock and associated derivative was marked to market.  The preferred stock was converted to common stock as further described in Note 14 – Merger with Pyramid Oil Company and Goodwill.  With the conversion of the shares of Series A and Series B Preferred Stock to common stock, the value of the associated derivative liability was marked to market, then transferred to common stock equity.

Debt – The Company’s debt is recorded at the carrying amount on its Consolidated Balance Sheets.  For further discussion of the Company’s debt, see Note 13 – Debt and Interest Expense.  The carrying amount of floating-rate debt approximates fair value because the interest rates are variable and reflective of market rates.

Asset Retirement Obligations – The Company estimates the fair value of ARO’s based on discounted cash flow projections using numerous estimates, assumptions and judgments regarding such factors as the existence of a legal obligation for an ARO, amounts and timing of settlements, the credit-adjusted risk-free rate to be used and inflation rates.  See Note 5 – Asset Retirement Obligations for a summary of changes in ARO’s.

NOTE 9 – COMMODITY DERIVATIVE INSTRUMENTS

Objective and Strategies for Using Commodity Derivative Instruments – In order to mitigate the effect of commodity price uncertainty and enhance the predictability of cash flows relating to the marketing of the Company’s crude oil and natural gas, the Company enters into crude oil and natural gas price commodity derivative instruments with respect to a portion of the Company’s expected production.  The commodity derivative instruments used include futures, swaps, and options to manage exposure to commodity price risk inherent in the Company’s oil and natural gas operations.

Futures contracts and commodity price swap agreements are used to fix the price of expected future oil and natural gas sales at major industry trading locations such as Henry Hub, Louisiana for natural gas and Cushing, Oklahoma for oil.  Basis swaps are used to fix or float the price differential between product prices at one market location versus another.  Options are used to establish a floor price, a ceiling price, or a floor and ceiling price (collar) for expected future oil and natural gas sales.

A three-way collar is a combination of three options:  a sold call, a purchased put, and a sold put.  The sold call establishes the maximum price that the Company will receive for the contracted commodity volumes.  The purchased put establishes the minimum price that the Company will receive for the contracted volumes unless the market price for the commodity falls below the sold put strike price, at which point the minimum price equals the reference price (e.g., NYMEX) plus the excess of the purchased put strike price over the sold put strike price.

While these instruments mitigate the cash flow risk of future reductions in commodity prices, they may also curtail benefits from future increases in commodity prices.

The Company does not apply hedge accounting to any of its derivative instruments.  As a result, gains and losses associated with derivative instruments are recognized currently in earnings.  Net derivative losses attributable to derivatives previously subject to hedge accounting resided in AOCI and were reclassified to earnings as the transactions to which the derivatives related were recognized in earnings.  The remaining contracts that were subject to hedge accounting expired during 2015 and AOCI is now zero.

The Company elected to discontinue hedge accounting for all commodity derivative instruments beginning with the 2013 financial year.  The balance in other comprehensive income (“OCI”) at year-end 2012 remained in AOCI until the original hedged forecasted transactions occurred.  The last of these contracts expired in December 2015.  No mark-to-market adjustments for commodity derivative contracts are made to AOCI, but instead are recognized in earnings.  As a result of discontinuing the application of hedge accounting, the Company’s earnings are potentially more volatile.  See Note 8 – Fair Value Measurements for a discussion of methods and assumptions used to estimate the fair values of the Company’s commodity derivative instruments.

Counterparty Credit Risk – Commodity derivative instruments expose the Company to counterparty credit risk.  The Company’s commodity derivative instruments are with SocGen which is rated “A” by Standard and Poor’s, “A2” by Moody’s, “A” by Fitch and “A (high)” by DBRS.  Commodity derivative contracts are executed under master agreements which allow the Company, in the event of default, to elect early termination of all contracts.  If the Company chooses to elect early termination, all asset and liability positions would be netted and settled at the time of election.

On February 18, 2015, the Company settled all of its natural gas and crude oil options, realizing $4.03 million.  The Company retained its existing natural gas swap positions.  Concurrent with the settlement of the Company’s option positions and during the following day, the Company entered into new swap transactions for crude oil and natural gas for the balance of 2015 and all of 2016.  In addition, the Company entered into three-way collars for 2017 for both natural gas and crude oil.

In conjunction with certain derivative hedging activity, the Company deferred the payment of $153,389 put premiums which was recorded in both current other deferred charges and current other accrued liabilities at year-end 2014 and was for production months January 2015 through December 2015.  The put premium liabilities became payable monthly as the hedge production month became the prompt production month.  The Company amortized the deferred put premium liabilities in January and February 2015; however, the liability for the remainder of the year was settled as part of the $4.03 million settlement.

Commodity derivative instruments open as of December 31, 2015 are provided below.  Natural gas prices are New York Mercantile Exchange (“NYMEX”) Henry Hub prices, and crude oil prices are NYMEX West Texas Intermediate (“WTI”), except for the oil swaps noted below that are based on Argus Light Louisiana Sweet (“LLS”).

	2016	2017
	Settlement	Settlement
NATURAL GAS (MMBtu):
Swaps
Volume	298,957	-
Price (NYMEX)	$3.28	-

3-way collars
Volume	-	67,361
Ceiling sold price (call) (NYMEX)	-	$4.03
Floor purchased price (put) (NYMEX)	-	$3.50
Floor sold price (short put) (NYMEX)	-	$3.00

CRUDE OIL (Bbls):
Put spread
Volume	138,286	-
Floor purchased price (put) (LLS)	$62.27	-
Floor sold price (short put) (LLS)	$40.00	-

3-way collars
Volume	-	113,029
Ceiling sold price (call) (WTI)	-	$77.00
Floor purchased price (put) (WTI)	-	$60.00
Floor sold price (short put) (WTI)	-	$45.00

Derivatives for each commodity are netted on the Consolidated Balance Sheets as they are all contracts with the same counterparty.  The following table presents the fair value and balance sheet location of each classification of commodity derivative contracts on a gross basis without regard to same-counterparty netting:

	Fair value as of December 31,
	2015	2014
Asset commodity derivatives:
Current assets	$3,069,115	$6,413,935
Noncurrent assets	1,841,120	3,163,891
	4,910,235	9,577,826

Liability commodity derivatives:
Current liabilities	(411,068)	(3,075,398)
Noncurrent liabilities	(770,579)	(1,760,782)
	(1,181,647)	(4,836,180)
Total commodity derivative instruments	$3,728,588	$4,741,646

Sales of natural gas and crude oil on the Consolidated Statements of Operations are comprised of the following:

	Years Ended December 31,
	2015	2014	2013

Sales of natural gas and crude oil	$18,680,584	$38,659,392	$28,235,413
Gains (losses) realized from sale of commodity derivatives	4,030,000	-	-
Other gains (losses) realized on commodity derivatives	1,958,793	(1,420,217)	(524)
Unrealized gains (losses) on commodity derivatives	(949,967)	4,724,985	(231,886)
Amortized gains from benefit of sold qualified gas options	-	93,750	72,600
Total revenue from natural gas and crude oil	$23,719,410	$42,057,910	$28,075,603

A reconciliation of the components of accumulated other comprehensive income (loss) in the Consolidated Statements of Changes in Equity is presented below:

	Years Ended December 31,
	2015		2014		2013
	Before tax	After tax	Before tax	After tax	Before tax	After tax

Balance, beginning of period	$63,091	$38,801	$63,041	$38,770	$437,140	$268,841
Sale of unexpired contracts
previously subject to hedge
accounting rules	(119,917)	(73,749)	-	-	-	-
Other reclassifications due to expired
contracts previously subject to
hedge accounting rules	56,826	34,948	50	31	(374,099)	(230,071)
Balance, end of period	$-	$-	$63,091	$38,801	$63,041	$38,770

NOTE 10 – PREFERRED STOCK

9.25% Series A Cumulative Redeemable Preferred Stock - On October 23, 2014, the Company held an initial closing of its public offering of 9.25% Series A Cumulative Redeemable Preferred Stock, no par value per share, with a liquidation preference of $25.00 per share (the “Series A Preferred Stock”). The Company issued 477,273 shares at a public offering price of $22.00 per share, for gross proceeds of $10,500,006. On October 24, 2014, the Company held an additional closing for 30,466 shares of Series A Preferred Stock at a public offering price of $22.00 per share for gross proceeds of $670,252. In total, the Company received $10,430,894 net of the underwriters’ discount and underwriters’ expenses. Proceeds net of all expenses were $9,983,335.  Preferred stock is also net of $25,118 in costs through December 31, 2014 to initiate an At Market Issuance Sales Agreement (“Sales Agreement”) (see Note 23 – At Market Security Sales).  The $870,386 increase to preferred stock during 2015 represents the net proceeds from the sale of 46,857 shares (37,769 shares sold under the Sales Agreement during the quarter ended March 31, 2015 and 9,088 shares sold during the quarter ended June 30, 2015).  The shares of Series A Preferred Stock trade on the NYSE MKT under the symbol “YUMAprA”. The Series A Preferred Stock cannot be converted into common stock (except upon a change in control and in the event the Company chooses to not redeem the Series A Preferred Stock), but may be redeemed by the Company, at the Company’s option, on or after October 23, 2017 (or in certain circumstances, prior to such date as a result of a change in control of the Company), at a redemption price of $25.00 per share plus any accrued and unpaid dividends.  The Series A Preferred Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption, and will remain outstanding indefinitely unless repurchased, redeemed or converted into common stock in connection with a change in control.  Holders of the Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors, cumulative dividends at the rate of 9.25% per annum (the dividend rate) based on the liquidation price of $25.00 per share of the Series A Preferred Stock, payable monthly in arrears on each dividend payment date, with the first payment date of December 1, 2014.  The Series A Preferred Stock is presented in the permanent equity section of the financial statements.

Dividends on the Series A Preferred Stock are declared monthly based on the assessment of the Company’s financial position by the Board of Directors.  Due to the current depressed commodity price environment as well as other factors which have adversely affected the Company’s cash flows and liquidity, the monthly dividends on the Series A Preferred Stock were suspended beginning with the month ended November 30, 2015 until such time as the Company and the Board of Directors have deemed that the Company has sufficient liquidity to restore their payment.

 Pursuant to the merger agreement with Davis, the Company has agreed as part of the reincorporation from California to Delaware, subject to approval of the holders of Series A Preferred Stock, to convert each share of the Company’s existing Series A Preferred Stock into 35 shares of common stock prior to giving effect for the reverse split (3.5 shares post reverse split). See Note 24 – Subsequent Events for a discussion of the merger agreement with Davis.

Series A and Series B Preferred Stock of Yuma Co. – Prior to the closing of the merger on September 10, 2014, Yuma Co. had two classes of preferred stock outstanding, the Series A and Series B.  Immediately prior to the closing of the merger, these shares of preferred stock were converted to common stock of Yuma Co.  At the closing of the merger, the common stock of Yuma Co. was converted into common stock of the Company.

The Series A and Series B Preferred Stock is presented on the Company’s balance sheet between Other Noncurrent Liabilities and Equity (the mezzanine section) since it has characteristics of both debt and equity.  The carrying amount on the Company’s balance sheets represents the net proceeds increased by accretion of stock issue costs less the value at time of origination of the embedded conversion feature.  The accretion of issue costs increased the Preferred Stock by amortizing the costs to equity through the trigger date for the Company’s repurchase of such shares.

On June 30, 2013, December 31, 2013, and June 30, 2014, Yuma Co. elected to pay the semi-annual dividends to the preferred stockholders in additional shares of preferred stock (in kind), with cash payments being made in lieu of any fractional shares.  The following shares and cash payments were issued to the existing preferred stockholders as of the record dates:

	June 30, 2013		December 31, 2013		June 30, 2014
	Additional		Additional		Additional
	preferred	Cash	preferred	Cash	preferred	Cash
	shares	payments	shares	payments	shares	payments

Series A Preferred Stock	403	$35,150	630	$45,360	893	$45,280
Series B Preferred Stock	533	$24,700	533	$40,690	536	$53,680

On September 15, 2014, the Company made the final cash dividend payment to the holders of record of the Series A and Series B Preferred Stock.  The amount of the preferred stock dividends paid was as follows:

Series A Preferred Stock Dividends	$214,903
Series B Preferred Stock Dividends	131,289
Total Dividends	$346,192

The payment in kind to preferred stockholders was recorded at fair value using the valuation of the common stock performed by an outside consulting firm as further described in Note 8 – Fair Value Measurements, at the preferred conversion rate to common stock as of June 30, 2013 and December 31, 2013.  Components of the total fair value of $4,133,380 for fiscal year 2014 and $5,412,281 for fiscal year 2013 for the preferred stock dividends consist of:

	December 31, 2014		December 31, 2013
	Additional		Additional
	preferred	Dividends	preferred	Dividends
	shares	in kind	shares	in kind

Series A Preferred Stock	893	$3,299,603	1,033	$3,779,521
Series B Preferred Stock	536	$833,777	1,066	$1,632,760

Yuma Co. issued the above additional preferred shares to each class of preferred stock.  The outstanding shares at December 31, 2014 and 2013 are as follows:

			Shares		Shares	Shares
			outstanding	2014	converted to	outstanding
	Original	2013 stock	December 31,	stock	common stock	December 31,
	shares	dividends	2013	dividends	in 2014	2014

Series A Preferred Stock	14,605	1,033	15,638	893	(16,531)	-
Series B Preferred Stock	18,590	1,066	19,656	536	(20,192)	-

At the closing of the merger, the shares of Series A and Series B preferred stock were converted to common stock as reflected in the table below.

	Number	Conversion	Conversion
	of	ratio to	ratio to	Number
	preferred	Yuma Co.	Company	of
	shares	common stock	common stock	shares

Series A Preferred Stock	16,531	1.207101257	757.3374389993	15,112,295
Series B Preferred Stock	20,192	.508185000	757.3374389993	7,771,192

NOTE 11 – STOCK-BASED COMPENSATION

The Yuma Co. 2011 Stock Option Plan (the “Yuma Co. Plan”) was adopted on June 21, 2011.  On September 10, 2014, the shareholders of Pyramid adopted the 2014 Long-Term Incentive Plan (the “2014 Plan”).  Under these plans, the Board of Directors is authorized to grant stock options, stock awards (including restricted stock and restricted stock unit awards) and performance awards to officers, directors, employees and consultants.  At December 31, 2015, 4,307,672 shares of the 8,900,000 shares of Yuma common stock originally authorized under active share-based compensation plans remained available for future issuance.  The Company generally issues new shares to satisfy awards under employee share-based payment plans.  The number of shares available is reduced by awards granted.

Restricted Stock – The Company granted restricted stock awards (“RSAs”) under the Yuma Co. Plan and the 2014 Plan in 2013, 2014 and 2015.  These restricted stock awards granted to officers, directors and employees generally vest in one-third increments over a three-year period, and are contingent on the recipient’s continued employment.  Prior to vesting, all restricted stock recipients have the right to vote such stock and receive dividends thereon.  The non-vested shares are not transferable and are held by the Company’s transfer agent.

A summary of the status of the RSAs for employees and non-employee directors and changes for the year to date ended December 31, 2015 is presented below.
	Number of	Weighted average
	unvested	grant-date
	RSA shares	fair value

Unvested shares as of January 1, 2015	2,063,100	$3.40 per share
Granted on March 12, 2015	73,194	$1.38 per share
Granted on August 18, 2015	2,155,538	$0.61 per share
Granted on September 30, 2015	75,000	$0.48 per share
Granted on October 5, 2015	295,586	$0.50 per share
Vested on January 25, 2015	(65,638)	$3.14 per share
Vested on April 1, 2015	(1,272,834)	$3.16 per share
Vested on May 1, 2015	(6,232)	$2.39 per share
Vested on May 20, 2015	(76,744)	$3.96 per share
Vested on July 14, 2015	(29,789)	$3.89 per share
Vested on October 15, 2015	(48,747)	$2.74 per share
Vested on November 1, 2015	(6,232)	$2.39 per share
Vested on November 30, 2015	(16,157)	$3.88 per share
Vested on December 31, 2015	(106,280)	$3.88 per share
Forfeited	(690,392)	$1.72 per share
Unvested shares as of December 31, 2015	2,343,373	$0.98 per share

The weighted average grant-date fair value per RSA share granted was $3.87 for 2014 and $3.22 for 2013.

A summary of the status of the RSAs and changes for the year to date ended December 31, 2015 for former Yuma employees acting as consultants is presented below.

	Number of
	unvested	Weighted average
	RSA shares	fair value

Unvested shares as of January 1, 2015	-
Granted November 30, 2015	45,297	$0.19 per share
Granted December 15, 2015	173,224	$0.19 per share
Vested on December 31, 2015	(47,460)	$0.19 per share
Unvested shares as of December 31, 2015	171,061	$0.19 per share

Stock compensation cost for consultants is adjusted at the end of each reporting period to reflect cost based on the closing stock price at the end of that reporting period.  That price was $0.19 at December 31, 2015.

At December 31, 2015, total unrecognized RSA compensation cost of $1,247,595 is expected to be recognized over a weighted average remaining service period of 1.4 years.

Stock Appreciation Rights – In 2015, the Company also issued Stock Appreciation Rights (“SARs”) for employees under the 2014 Plan, as follows:

		Weighted
	Number of	average
	unvested	grant-date
	SARs	fair value

Unvested shares as of January 1, 2015	-
Granted on August 18, 2015	2,159,855	$0.318 per share
Forfeited	(371,155)	$0.318 per share
Unvested shares as of December 31, 2015	1,788,700	$0.318 per share

Weighted average assumptions used to estimate fair value were expected life of five years, 61.17% volatility, 1.60% risk-free rate, and zero annual dividends.

Below is a summary of the SARs and changes for the year to date ended December 31, 2015 for former Yuma employees acting as consultants.

	Number of	Weighted
	unvested	average
	SARs	fair value

Unvested shares as of January 1, 2015	-
Granted on November 30, 2015	19,080	$0.036 per share
Granted on December 15, 2015	104,639	$0.036 per share
Unvested shares as of December 31, 2015	123,719	$0.036 per share

Stock compensation cost for consultants is adjusted at the end of each reporting period to reflect the cost based on the closing stock price at the end of that reporting period.  That price was $0.19 at December 31, 2015 and was used to compute a new fair value of $0.036 per share.  Weighted average assumptions used to estimate fair value were expected option life of .91 years, 130% volatility, 0.65% risk-free interest rate, and zero expected dividend rate.

At December 31, 2015, total unrecognized SAR compensation cost of $418,039 is expected to be recognized over a weighted average remaining service period of 1.5 years.

The SARs in the tables above have a weighted average exercise price of $.605 and an aggregate intrinsic value of zero.  The Company intends to settle these SARs in equity, as opposed to cash.

Stock Options – Pyramid issued stock options as compensation to non-employee directors under the Pyramid Oil Company 2006 Equity Incentive Plan (the “Pyramid Plan”).  The options vested immediately, and are exercisable for a five-year period from the date of the grant.

The following is a summary of the Company’s stock option activity.

			Weighted-
		Weighted-	average
		average	remaining	Aggregate
		exercise	contractual	intrinsic
	Options	price	life (years)	value

Outstanding at December 31, 2014	105,000	$5.17	2.65	$-
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding at December 31, 2015	105,000	$5.17	2.65	$-

Vested at December 31, 2015	105,000	$5.17	2.65	$-
Exercisable at December 31, 2015	105,000	$5.17	2.65	$-

As of December 31, 2015, there were no unvested stock options or unrecognized stock option expenses.

The following table summarizes the information about stock options outstanding and exercisable at December 31, 2015.

	Options Outstanding			Options Exercisable
		Weighted-	Weighted		Weighted
		average	average		average
Exercise	Number of	remaining	exercise	Number of	exercise
price	shares	life (years)	price	shares	price

$5.40	5,000	0.10	$5.40	5,000	$5.40
$5.16	100,000	2.77	$5.16	100,000	$5.16
	105,000			105,000

Restricted Stock Units – On April 1, 2013, the Company granted 163 Restricted Stock Units (for Yuma Co. shares) or “RSUs” to employees. Based on the exchange ratio of the merger, the RSUs converted into 123,446 RSUs. Each RSU represents a contingent right to receive one share of the Company’s common stock upon vesting.  In order to vest, an employee must have continuous service with the Company from time of the grant through April 1, 2016, the vesting date.  These RSUs are expected to be settled in cash; consequently, the awards are liability-based and the booked valuation will change as the market value for common stock changes.  At December 31, 2015, the RSU’s were valued at the common stock closing price of the Company on that date.  Compensation expense is recognized over the three-year vesting period.

A summary of the status of the unvested RSUs and changes during the year ended December 31, 2015 is presented below.
		Weighted
	Number of	average
	unvested	grant-date
	RSUs	fair value

Unvested shares as of January 1, 2015	95,424	$2.72 per share
Forfeited	(15,146)	$2.72 per share
Unvested shares as of December 31, 2015	80,278	$2.72 per share

On December 25, 2014, the Company entered into a Separation Agreement and General Release of Claims (“Separation Agreement”) with its former President and Chief Operating Officer which provided for, among other things, the forfeiture of 355,192 RSAs with various vesting dates and the issuance of an aggregate of 273,907 RSUs that vested December 31, 2014, with 254,973 to be issued on April 1, 2015 and 18,934 to be issued on May 20, 2015.  These RSUs were valued under the equity method, and valued as of December 25, 2014.

NOTE 12 – EARNINGS PER COMMON SHARE

Earnings per common share are computed by dividing earnings available to common stockholders by the weighted average number of shares of common stock outstanding during the period.  Potential common stock equivalents are determined using the “if converted” method.

Potentially dilutive securities for the computation of diluted weighted average number of shares are as follows:

	Years Ended December 31, 2014
	2015	2014	2013

Restricted Stock Awards	1,786,812	2,280,137	1,334,452
Stock Appreciation Rights	791,675	-	-
Restricted Stock Units	93,733	105,643	91,762
Series A Preferred Stock	-	10,031,104	12,964,860
Series B Preferred Stock	-	5,263,585	7,259,079
	2,672,220	17,680,469	21,650,153

The Series A and Series B Preferred Stock were converted to common stock on September 10, 2014, 253 days into the total 365 days for the twelve month period ended December 31, 2014.  This shorter period accounts for the decrease in weighted average number of shares in the twelve months ended December 31, 2014 compared to the same period in 2013.

The Company excludes preferred stock and stock-based awards whose effect would be anti-dilutive from the calculation.  For the years ended December 31, 2015, 2014 and 2013, adjusted earnings were losses, therefore common stock equivalents were excluded from the calculation of diluted net loss per share of common stock, as their effect was anti-dilutive.

NOTE 13 – DEBT AND INTEREST EXPENSE
	December 31,	December 31,
	2015	2014
Variable rate revolving credit agreement payable to Société Générale,
CIT Bank, NAC, and LegacyTexas Bank, maturing May 20, 2017,
secured by the stock of Exploration and its interest in POL, and
guaranteed by The Yuma Companies, Inc.	$29,800,000	$22,900,000

Installment loan due February 29, 2016, originating from the
financing of insurance premiums at 3.74% interest rate.	108,894	-

Installment loan due June 11, 2016, originating from the
financing of insurance premiums at 3.76% interest rate.	154,741	-

Installment loan due June 11, 2015, originating from the
financing of insurance premiums at 3.76% interest rate.	-	154,750

Installment loan due February 28, 2015, originating from the
financing of insurance premiums at 3.65% interest rate.	-	128,093
	30,063,635	23,182,843
Less: current portion	(30,063,635)	(282,843)
Total long-term debt	$-	$22,900,000

On August 10, 2011, Exploration entered into a $125.0 million syndicated credit agreement with Amegy Bank National Association (“Amegy”) as Administrative Agent, or Agent Bank (the “credit agreement”).  The maximum available under the revolving credit facility is determined by a formula based on the discounted value of the producing and non-producing crude oil and natural gas reserves (the borrowing base).  Interest on the facility accrues at the Company’s option based on prime as published by the Wall Street Journal, or a rate based on London Interbank Offering Rate (“LIBOR”).

On September 24, 2012, the credit agreement was amended whereby Union Bank N. A. (“Union”) joined the facility as a participant at 64.29% (Amegy was reduced to 35.71%) and replaced Amegy as Administrative Agent.  Amegy, however, remained the Company’s bank for regular operational banking functions.

On February 13, 2013, the credit agreement was further amended to add SocGen as a new participant and as a replacement for Union as the Administrative Agent, and to remove Amegy from the syndication.  The participation allocation became 68.75% for SocGen and 31.25% for Union.  The new interest rate margins effective February 13, 2013 are as follows:

Borrowing base utilization	Prime margin	LIBOR margin

Utilization ≥ 90%	2.25%	3.25%
75% ≤ utilization < 90%	2.00%	3.00%
50% ≤ utilization < 75%	1.75%	2.75%
25% ≤ utilization < 50%	1.50%	2.50%
Utilization < 25%	1.25%	2.25%

On May 20, 2013, a Third Amendment to the credit agreement added CIT Bank, NAC (“CIT”, previously OneWest Bank, FSB) to replace Union with the new participation for SocGen and CIT equal at 50/50.  With the third amendment, the credit agreement maturity date was changed to May 20, 2017.

On September 27, 2013, the Borrowing Base Redetermination Agreement and Assignment added LegacyTexas Bank (“Legacy”, previously View Point Bank, N.A.) as a third lender in the credit agreement.  Participating percentages at September 27, 2013 became 37.5% for SocGen, 37.5% for CIT and 25% for Legacy.

Effective April 22, 2014, Exploration entered into the Fourth Amendment to the credit agreement, which among other things, provided for a borrowing base of $40.0 million.

On October 14, 2014, Exploration entered into the Fifth Amendment to the credit agreement to permit YEI to make dividend payments on the Series A Preferred Stock, subject to certain limitations.

On January 23, 2015, Exploration entered into the Sixth Amendment to the credit agreement.  Pursuant to this amendment, (i) the borrowing base under the credit agreement remained at $40.0 million until the next borrowing base redetermination date which occurred on April 7, 2015, subject to a loan covenant requiring a ten percent availability under the line in order to pay dividends on any preferred stock, (ii) the Company could issue additional series of preferred stock subject to certain restrictions, (iii) the definition of “Change of Control” was amended and restated; (iv) the Company pledged the stock of Exploration; (v) Exploration pledged its interest in its wholly owned subsidiary, Pyramid Oil LLC (“POL”), and (vi) the oil and natural gas properties held by the Company in the state of California were transferred from the Company to POL and were mortgaged under the credit agreement.  In addition, Exploration’s properties in North Dakota were mortgaged.

On April 7, 2015, Exploration entered into the Seventh Amendment to the credit agreement, which reduced the Company’s borrowing base to $33.0 million, with an additional $3.0 million non-conforming borrowing base that expired on September 1, 2015.

On July 7, 2015, Exploration entered into the Eighth Amendment to the credit agreement that changed the borrowing base to $33.5 million with a $1.5 million additional but non-conforming portion that expired on October 1, 2015.  The banks participate in the Company’s revolving line of credit at 37.5%, 37.5% and 25% for SocGen, CIT and Legacy, respectively. During September 2015, Legacy replaced Amegy as the Company’s bank for treasury operations.

On December 30, 2015, Exploration entered into the Waiver, Borrowing Base Redetermination and Ninth Amendment to the credit agreement in which the borrowing base was reduced to $29.8 million and will automatically be reduced to $20 million on May 31, 2016 unless otherwise reduced by or to a different amount by the lenders under the credit agreement.  This amendment also provided a waiver of the financial covenant related to the maximum permitted ratio of funded debt to EBITDA for the fiscal quarter ended September 30, 2015 and any failure to comply with that financial covenant and certain other financial covenants for the fiscal quarter ended December 31, 2015.  Pursuant to the amendment, Exploration agreed that on or before February 6, 2016, it would engage an investment bank to explore strategic options for its finances and, on or before March 31, 2016, would either enter into an underwritten commitment for additional capital in an aggregate amount sufficient to pay any borrowing base deficiency then existing or enter into a definitive agreement for the acquisition by a third party of all or substantially all of the assets of Exploration and its subsidiaries by merger, asset purchase, equity purchase or other structure acceptable to the Administrative Agent and the lenders.  On February 10, 2016, the Company entered into the merger agreement with Davis (see Note 24 – Subsequent Events), and expects to enter into another amendment to the credit agreement to account for the contemplated merger with Davis.

Costs and fees paid to the banks in connection with the revolving credit facility are amortized through May 31, 2016, due to the possible accelerated maturity date per the SocGen Ninth Amendment.  SocGen, as Agent Bank, is also paid an annual administrative fee of $25,000 that is usually amortized over the year, but will also be amortized through May 31, 2016.

The following summarizes interest expense for the years ended December 31, 2015, 2014 and 2013.

	Years Ended December 31,
	2015	2014	2013

Credit facility	$1,104,231	$1,109,153	$1,010,539
Credit facility commitment fees	34,512	70,813	56,092
Amortization and write offs of credit facility loan costs	286,009	188,669	480,261
Insurance installment loan	13,654	13,640	16,161
Louisiana Mineral Board	-	-	32,383
Other interest charges	1,489	3,275	4,056
Capitalized interest	(983,472)	(1,059,350)	(1,031,816)
Total interest expense	$456,423	$326,200	$567,676

The terms of the credit agreement require Exploration to meet a specific current ratio, interest coverage ratio, and a funded debt to EBITDA ratio.  The credit agreement also contains a covenant requiring ten percent availability under the current borrowing line in order to pay dividends on the Series A Preferred Stock.  In addition, the credit agreement requires the guarantee of YCI.  Exploration was not in compliance with all of the loan covenants as of December 31, 2015; however, it received a waiver pursuant to the Waiver, Borrowing Base Redetermination and Ninth Amendment to the credit agreement dated December 30, 2015.

Aggregate principal payments based on the Company’s current borrowings as of December 31, 2015 for the next five years are shown below:

2016	$30,063,635	*
2017	-
2018	-
2019	-
2020	-

*Includes $29,800,000 for possible accelerated maturity per Ninth Amendment to the credit agreement which otherwise matures May 20, 2017.

NOTE 14 – MERGER WITH PYRAMID OIL COMPANY AND GOODWILL (As Restated)

On September 10, 2014, a wholly owned subsidiary of Pyramid merged with and into Yuma Co. in exchange for 66,336,701 shares of common stock and Pyramid changed its name to “Yuma Energy, Inc.” (the “merger”). As a result of the merger, the former Yuma Co. stockholders received approximately 93% of the then outstanding common stock of the Company and thus acquired voting control. Although the Company was the legal acquirer, for financial reporting purposes the merger was accounted for as a reverse acquisition of Pyramid by Yuma Co.  The transaction qualified as a tax-deferred reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).  Therefore, the amount of goodwill that is deductible for tax purposes is zero.

As a result of the merger announcement with Pyramid on February 6, 2014, expenses of approximately $1.3 million previously incurred by the Company in connection with exploring options to obtain a public listing were written off during the first quarter of 2014.

The merger was accounted for as a business combination in accordance with ASC 805 Business Combinations (“ASC 805”).  ASC 805, among other things, requires assets acquired and liabilities assumed to be measured at their acquisition date fair values.

A table of adjustments reflecting the allocation of the fair values and computation of goodwill is provided below.  These adjustments reflect the elimination of the components of Pyramid’s historical stockholders’ equity, the estimated value of consideration paid by the Company in the merger using the closing price of its common stock on September 10, 2014, and the adjustments to the historical book values of Pyramid’s assets and liabilities to their estimated fair values, in accordance with acquisition accounting.  The Company believes the purchase price allocation is final as of the fourth quarter 2014 and that these estimates are reasonable and the significant effects of the merger are properly reflected.

	September 10, 2014 (as initially reported)	(As Restated) Measurement period adjustment (i)	(As Restated) September 10, 2014 (as adjusted)
Purchase Price(i):
Shares of Pyramid common stock held by
Pyramid shareholders	4,788,085	-	4,788,085
Pyramid common stock price (September 10, 2014 closing price)	$4.70	$-	$4.70

Fair value of Pyramid common stock issued	$22,504,000	$-	$22,504,000
Consideration paid to Pyramid’s shareholders	-	-	-
Issuance of 100,000 shares to Pyramid affiliated persons
at $5.01 per share (September 11, 2014 closing price)	501,000	-	501,000
Fair value of Pyramid options assumed by the Company(ii)	100,500	-	100,500
Total purchase price	23,105,500	-	23,105,500

Estimated Fair Value of Liabilities Assumed:
Current liabilities	633,917	-	633,917
Noncurrent deferred tax liability(iii)	4,879,724	(988,309)	3,891,415
Other noncurrent liabilities (asset retirement obligation)	1,334,278	(390,327)	943,951
Amount attributable to liabilities assumed	6,847,919	(1,378,636)	5,469,283

Total purchase price plus liabilities assumed	29,953,419	(1,378,636)	28,574,783

Estimated Fair Value of Assets Acquired:
Current assets	9,066,589	(565,829)	8,500,760
Oil and natural gas properties(iv)	10,726,715	-	10,726,715
Net other property and equipment	4,158,420	-	4,158,420
Other noncurrent assets	261,380	-	261,380
Amount attributable to assets acquired	24,213,104	(565,829)	23,647,275

Goodwill(i)	$5,740,315	$(812,807)	$4,927,508

(i) Under the terms of the merger agreement, Pyramid shareholders retained 7% of the Company. The total purchase price was based upon the closing price of $4.70 per share of Pyramid common stock on September 10, 2014 and 4,788,085 shares of Pyramid common stock outstanding at the effective time of the merger. The difference between the purchase price plus the liabilities of Pyramid assumed in the merger less the estimated fair value of the Pyramid assets acquired was shown as goodwill.

During the fourth quarter 2014 (within the allowed measurement period for adjustments to goodwill), the Pyramid asset retirement obligation as of the merger date was re-evaluated for cost projections, asset lives were adjusted to reflect the updated reserve report, inflation factors were updated and the credit adjusted risk-free rate became based on the Company’s outstanding debt cost.  The result was a decrease of $390,327 to the liability and an equal decrease to goodwill.  In addition, the Company re-evaluated its deferred tax liability, which resulted in a reduction of the deferred tax liability of $988,309 as a result of the reduction in current assets of $565,829, and the reduction of goodwill of $422,480.

(ii) To adjust for the outstanding stock options to purchase common stock that were assumed by the Company with the merger. The $100,500 fair value of the assumed options was calculated using the Black Scholes valuation model with assumptions for the following variables: common stock price, risk-free interest rates, and the Company’s stock volatility.

 (iii) The Company received a carryover tax basis in Pyramid’s assets and liabilities because the merger was not a taxable transaction under the Code. Based upon the preliminary purchase price allocation, a step-up in financial reporting carrying value related to the property acquired from Pyramid, net of the existing Pyramid deferred tax asset of $0.5 million, the Company reported a deferred tax liability of $3.9 million.

(iv) Weighted average commodity prices utilized in the determination of the fair value of oil and natural gas properties was based on the NYMEX price forecasts as of August 29, 2014 for oil and September 2, 2014 for natural gas, adjusted for differentials calculated from the 2013 historic Pyramid oil and gas prices versus the NYMEX oil (WTI) and gas average monthly prices, after adjustment for transportation fees.

The drop in crude oil prices after the merger and the resulting decline in the Company’s common share price caused the Company to test goodwill for impairment at June 30, 2015.  Goodwill was determined to be fully impaired and as a result, the balance of $4,927,508 was written off. The following unaudited pro forma combined results of operations are provided for the years ended December 31, 2014 and 2013 as though the merger had been completed as of the beginning of the earliest period presented, or January 1, 2013.  These pro forma combined results of operations have been prepared by adjusting the historical results of the Company to include the historical results of Pyramid.  Pyramid’s historical property impairment expenses recognized under the successful efforts method of accounting were eliminated as they would not have been incurred under full cost accounting.  Pyramid’s historical depletion of oil and gas property was also adjusted to reflect the change to full cost accounting.  These supplemental pro forma results of operations are provided for illustrative purposes only, and do not purport to be indicative of the actual results that would have been achieved by the combined company for the periods presented or that may be achieved by the combined company in the future. The pro forma results of operations do not include any cost savings or other synergies that resulted, or may result, from the merger or any estimated costs that will be incurred to integrate Pyramid.  Future results may vary significantly from the results reflected in this pro forma financial information because of future events and transactions, as well as other factors.

	Years Ended December 31,
	2014	2013
	(As Restated)	(As Restated)
Revenues	$46,238,208	$33,534,396
Net income (loss)	$(4,005,601)	$(3,373,698)
Net income (loss) per share:
Basic	$(0.08)	$(0.08)
Diluted	$(0.08)	$(0.08)

For the year ended December 31, 2014, the Company recognized $945,580 of sales of natural gas and crude oil less lease operating expenses, production taxes and other operating expenses of $1,285,200 related to properties acquired in the merger.  Additionally, non-recurring transaction costs of $2,226,719 and $124,222 related to the merger for the fiscal years 2014 and 2013, respectively, and costs of $1,287,285 to explore other options for a public listing expensed in 2014 are included in the Consolidated Statements of Operations as general and administrative expenses; however, these non-recurring transaction costs have been excluded from the pro forma results in the above table.

NOTE 15 – STOCKHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue up to 300,000,000 shares of common stock, no par value per share.  The holders of common stock are entitled to one vote for each share of common stock, except as otherwise required by law.  From the date of issuance of the Series A Preferred Stock (July 2011) and the Series B Preferred Stock (July and August 2012), until their conversion into common stock at the closing of the merger, no dividends could be declared or paid or set apart for payment and no other distribution could be declared or made or set apart for payment, in each case except for certain property distributions as defined in the Certificate of Incorporation of Yuma Co., and detailed in Note 7 – Related Party Transactions.  In addition, during this period, holders of common stock could not vote on any amendment to the Certificate of Incorporation of Yuma Co. that related solely to the terms of the preferred stock.

Yuma Co. 2011 Stock Option Plan

Effective June 21, 2011, Yuma Co. adopted the 2011 Stock Option Plan (“Yuma Co. Plan”).  The Yuma Co. Plan provided, among other things, for the granting of up to 6,000 (or approximately 4,544,025 shares based on the merger exchange ratio) shares of common stock as awards to key employees, officers, directors, and consultants of the Company by the Board of Directors.  An award could take the form of stock options, SARs, RSAs or RSUs.  At its meeting on August 1, 2014, the Board of Directors of Pyramid approved the assumption and amendment and restatement of the Yuma Co. Plan, which assumption was effective as of September 10, 2014 (“Plan Effective Date”).  Following the Plan Effective Date, there were approximately 2,454,785 shares of common stock that were subject to outstanding RSAs and RSUs granted by Yuma Co. under the Yuma Co. Plan and that were assumed by the Company.  Further, on September 11, 2014, the Board determined that no additional awards would be granted under the Yuma Co. Plan, and that the 2014 Plan would be used going forward.

2014 Long-Term Incentive Plan

On August 1, 2014, the board of directors of Pyramid adopted the 2014 Long-Term Incentive Plan (the “2014 Plan”), subject to shareholder approval at the 2014 Special Meeting of Shareholders.  The shareholders of Pyramid approved this proposal at the Special Meeting held September 10, 2014 and became effective as of that date.

Under the 2014 Plan, YEI may grant stock options, RSAs, RSUs, SARs, performance units, performance bonuses, stock awards and other incentive awards to YEI employees or those of YEI’s subsidiaries or affiliates.  YEI may also grant nonqualified stock options, RSAs, RSUs, SARs, performance units, stock awards and other incentive awards to any persons rendering consulting or advisory services and non-employee directors, subject to the conditions set forth in the 2014 Plan.  Generally, all classes of YEI’s employees are eligible to participate in the 2014 Plan.

The 2014 Plan provides that a maximum of 8,900,000 shares of common stock may be issued in conjunction with awards granted under the 2014 Plan.  Awards that are forfeited under the 2014 Plan will again be eligible for issuance as though the forfeited awards had never been issued.  Similarly, awards settled in cash will not be counted against the shares authorized for issuance upon exercise of awards under the 2014 Plan.

The 2014 Plan provides that a maximum of 1,000,000 shares of common stock may be issued in conjunction with incentive stock options granted under the 2014 Plan.  The 2014 Plan also limits the aggregate number of shares of common stock that may be issued in conjunction with stock options and/or SARs to any eligible employee in any calendar year to 1,500,000 shares.  The 2014 Plan also limits the aggregate number of shares of common stock that may be issued in conjunction with the grant of RSAs, RSUs, performance unit awards, stock awards and other incentive awards to any eligible employee in any calendar year to 700,000 shares.

NOTE 16 – INCOME TAXES (As Restated)

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of property and equipment for financial reporting versus income tax reporting.  The deferred taxes represent the future tax return consequences of those differences that will either be taxable or deductible when the differences in the basis of assets and liabilities reverse.

The Company recognizes and measures income tax benefits that are more likely than not to be sustained on eventual examination or settlement.  Deferred tax assets are recorded to the extent the Company believes these assets will more likely than not be realized.

The Company does not have any unrecognized tax benefits for the years ended December 31, 2015, 2014 and 2013.  In addition, the Company does not anticipate any unrecognized tax benefits during the next twelve months from the date these financials were available to be issued, March 29, 2016.

The Company did not incur any income tax deficiencies during fiscal years 2012, 2013, 2014, and 2015, and therefore had no interest or penalties assessed during the years ended December 31, 2012, 2013, 2014, and 2015.

The tax years of the Company that remain subject to examination by the Internal Revenue Service and other tax authorities are fiscal years 2012, 2013, 2014 and 2015.

The Company follows the liability and asset approach in accounting for income and state franchise taxes as required by the provisions of FASB concerning accounting for income taxes.  Deferred tax liabilities and assets are determined using the tax rates for the period in which those accounts are expected to be paid or received.

Provisions for income taxes are composed of the following for the years ended December 31, 2015, 2014 and 2013:

	Years Ended December 31,
	2015	2014	2013
	(As Restated)	(As Restated)	(As Restated)
Current income taxes (benefit):
Federal	$(29,226)	$-	$-
State	(1,963)	-	-

Total	(31,189)	-	-

Deferred income taxes (benefit):
Federal	(3,240,076)	(1,835,257)	(1,219,494)
State	(454,492)	(101,090)	(161,443)

Total	(3,694,568)	(1,936,347)	(1,380,937)

Total income tax expense (benefit)	$(3,725,757)	$(1,936,347)	$(1,380,937)

Deferred tax liabilities (assets) that are recognized for the estimated future tax effects attributable to temporary differences and carryforwards at year-end are as follows:

	Years Ended December 31,
	2015	2014
	(As Restated)	(As Restated)
Deferred tax assets

Stock-based compensation	$421,875	$1,568,252
Alternative minimum tax credit carryforwards	552,806	552,806
Net operating loss (“NOL”) carryforwards	22,728,184	16,676,385
ARO liability	3,395,957	4,818,895
Other deferred tax (asset)	158,566	100,283

Deferred tax assets	$27,257,388	$23,716,621

Deferred tax liabilities

Commodity derivative instruments	$(1,435,507)	$(1,825,530)
Oil and gas properties and other property and equipment	(27,239,245)	(27,027,313)

Deferred tax liabilities	(28,674,752)	(28,852,843)

Net deferred tax asset (liability)	$(1,417,364)	$(5,136,222)

The net operating loss carryforwards generated by the consolidated group at December 31, 2015 expire in the amounts by period noted below:

Year NOL	NOL	Year of
generated	remaining	expiration
	(As Restated)
2015	$15,526,092	2035
2014	12,349,792	2034
2013	9,420,212	2033
2012	8,082,427	2032
2011	5,511,938	2031
2009	4,844,318	2029
2007	1,294,805	2027
2002	1,984,435	2022

Total	$59,014,019

The Company retroactively early adopted Accounting Standards Update 2015-14 during the fourth quarter of 2015 which requires the presentation of deferred tax assets and liabilities as noncurrent in the Consolidated Balance Sheet.  See Note 1 – Summary of Significant Accounting Policies, Changes in Accounting Principles for further information regarding the adoption of Accounting Standards Update 2015-14.

The tax provisions differ from the amounts that would be calculated by using federal statutory rate of 34 percent to calculate income taxes because (i) no tax benefit has been recognized for nondeductible expenses; (ii) the Companies are subject to various state income taxes; and (iii) the tax provisions consider the effect of graduated rates, as follows:

	Years Ended December 31,
	2015	2014	2013
	(As Restated)	(As Restated)	(As Restated)

Tax computed using the statutory rate	$(6,312,303)	$(7,744,861)	$(10,189,743)

State taxes (net)	(455,788)	(101,090)	(161,443)
Goodwill impairment	1,675,353	-	-
Stock compensation	1,356,789	-	-
Nondeductible change in value of preferred stock derivative liability	-	5,330,126	8,927,910
Nondeductible transaction costs	-	570,648	-
Other	10,192	8,830	41,339
Income tax expense (benefit)	$(3,725,757)	$(1,936,347)	$(1,381,937)

For the year ended December 31, 2013, the Other, net amount relates primarily to changes in estimates to net operating losses, depletion and amortization.

When the Company believes that it is more likely than not that a net operating loss or credit carryforward may expire unused, it establishes a valuation allowance against the loss or credit.  No valuation allowance has been established as of December 31, 2015, 2014 or 2013.

NOTE 17 – CONTINGENCIES

Certain Legal Proceedings

From time to time, the Company is party to various legal proceedings arising in the ordinary course of business.  While the outcome of lawsuits cannot be predicted with certainty, the Company is not currently a party to any proceeding that it believes, if determined in a manner adverse to the Company, could have a potential material adverse effect on its financial condition, results of operations, or cash flows.

On July 9, 2014, Nabors Drilling USA, L.P. and other Nabors entities and Yuma Energy, Inc. and several of its wholly owned subsidiaries were named in a lawsuit filed in the District Court of Harris County, Texas, in the 80th Judicial District, concerning the death of an employee of Timco Services during the drilling of the Crosby 12-1 well.  The Company has tendered its defense to its liability insurance carriers who are responding.  There has been one unsuccessful mediation session.  Depositions are being scheduled.  Management believes that the Company has adequate insurance to meet this potential claim.

In September 2015, a suit was filed against the Company and Pyramid Oil LLC styled Mark A. Ontiveros and Louise D. Ontiveros, Trustees of The Ontiveros Family Trust dated March 29, 2007 vs. Pyramid Oil, LLC, et al.  In the suit, the plaintiffs allege that the 1950 Community Oil and Gas Lease between them and Pyramid Oil LLC has expired by non-production.  The Company claims that the lease is still in effect, as there is no cessation of production time frame set out in the lease; production had temporarily ceased, but was still profitable when measured over an appropriate time period; and the Company was conducting workover operations on a well on the lease in an effort to re-establish production when served with the quit claim deed demand from the plaintiff’s attorney.  All present owners of the minerals covered by the 1950 Community Oil and Gas Lease, with the exception of the plaintiffs and one other owner, have executed amendments signifying their concurrence that the 1950 Community Oil and Gas Lease is still in force and effect.  The parties are presently in the process of document discovery.

Environmental Remediation Contingencies

As of December 31, 2015, there were no known environmental or other regulatory matters related to the Company’s operations that were reasonably expected to result in a material liability to the Company.  The Company’s operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection.

Exploration has been named as one of 97 defendants in a matter entitled Board of Commissioners of the Southeast Louisiana Flood Protection Authority – East, Individually and As the Board Governing the Orleans Levee District, the Lake Borgne Basin Levee District, and the East Jefferson Levee District v. Tennessee Gas Pipeline Company, LLC, et al., Civil District Court for the Parish of Orleans, State of Louisiana, No. 13-6911, Division “J” - 5, now removed as Civil Action No. 13-5410, before the United States District Court, Eastern District of Louisiana.  Plaintiff filed the suit on July 24, 2013 seeking damages and injunctive relief arising out of defendants’ drilling, exploration, and production activities from the early 1900s to the present day in coastal areas east of the Mississippi River in Southeast Louisiana.

The suit alleges that defendants’ activities have caused “removal, erosion, and submergence” of coastal lands resulting in significant reduction or loss of the protection such lands afforded against hurricanes and tropical storms.  Plaintiff alleges that it now faces increased costs to maintain and operate the man-made hurricane protection system and may reach the point where that system no longer adequately protects populated areas.

Plaintiff lists hundreds of wells, pipelines, and dredging events as possible sources of the alleged land loss. Exploration is named in association with 11 wells, four rights-of-way, and one dredging permit.  The suit does not specify any deficiency or harm caused by any individual activity or facility.

Although the suit references various federal statutes as sources of standards of care, plaintiff claims that all causes of action arise under state law: negligence, strict liability, natural servitude of drain, public nuisance, private nuisance, and as third-party beneficiary under breach of contract.

The Company tendered its defense to its liability insurance carriers, who are responding.  On February 13, 2015, the federal judge adjudicating the matter granted defendants “Joint Motion to Dismiss for Failure to State a Claim Under Rule 12(b)(6)”, thereby dismissing plaintiff’s claims with prejudice in the matter.  On February 20, 2015, the Board of Orleans filed a notice of appeal to the U.S. Fifth Circuit.  On February 29, 2016, oral arguments were held regarding the appeal, but as of March 29, 2016, no ruling on the appeal has been made.  The Company will continue to contest plaintiff’s legal arguments and factual assertions.  At this point in the legal process, no evaluation of the likelihood of an unfavorable outcome or associated economic loss can be made; therefore no liability has been recorded on the Company’s books.

Escheat Audits

The States of Louisiana, Texas, Minnesota and Wyoming have notified the Company that they will examine the Company’s books and records to determine compliance with each of the examining state’s escheat laws.  The review is being conducted by Discovery Audit Services, LLC.  The Company has engaged Ryan, LLC to represent it in this matter.  The exposure related to the audits is not currently determinable.

NOTE 18 – EMPLOYEE BENEFIT PLANS

The Company has a defined contribution 401(k) plan (the “Plan”) for its qualified employees.  Employees may contribute any amount of their compensation to the Plan, subject to certain Internal Revenue Service annual limits and certain limitations for employees classified as high income.  The Plan provides for discretionary matching contributions by the Company, and the Company currently provides a match for non-highly compensated employees only at a rate of 100 percent of each employee’s contribution up to 4 percent of the employee’s base salary.  The Company contributed $56,051 and $38,827 under the Plan for the years ended December 31, 2015 and 2014, respectively.

The Company provides medical, dental, and life insurance coverage for both employees and dependents, along with disability and accidental death and dismemberment coverage for employees only.  The Company pays the full cost of coverage for all insurance benefits except medical.  The Company’s contribution toward medical coverage is 85 percent for the employee portion of the premium, and a variable percentage of the dependent portion, depending on employee compensation levels.

The Company offers paid vacations to employees in time increments determined by longevity and individual employment contracts.  The Company policy provides a limited carry forward of vacation time not taken during the year.  The Company recorded an accrued liability for compensated absences of $138,962 and $166,660 for the years ended December 31, 2015 and 2014, respectively.

The Company maintains employment contracts with members of its exploration staff and with certain key employees of the Company.  As of December 31, 2015, future employment contract salary commitments were $1,399,242, excluding automatic renewals, evergreen and month-to-month provisions, and potential Annual Incentive Plan awards as described below.

The Company adopted the 2014 Plan as described in Note 15 – Stockholders’ Equity.  Note 11 – Stock-Based Compensation describes restricted stock awards granted under the 2014 Plan.

During December 2011, the Company adopted an employee Annual Incentive Plan (“AIP”).  Under the AIP, the Board of Directors establishes certain performance metrics by which management is to be measured annually.  These metrics are determined annually and awards of restricted stock, cash, or some combination of both may be made to members of the management team.  The Board of Directors will meet during 2016 to evaluate the management team and determine any awards that may be due for 2015.  To the extent compensation costs relate to employees directly involved in exploration and development activities, such amounts are capitalized to oil and natural gas properties.  Amounts not capitalized to oil and natural gas properties are recognized as general and administrative expense.

NOTE 19 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONCENTRATIONS OF CREDIT RISK, AND CONCENTRATIONS IN GEOLOGIC PROVINCES

Off-Balance Sheet Risk

The Company does not consider itself to have any material financial instruments with off-balance sheet risks.

Concentrations of Credit Risk

The Company maintains cash deposits with banks that at times exceed applicable insurance limits.  The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.  The Company has not experienced any losses in such accounts.

Substantially all of Exploration’s accounts receivable result from oil and natural gas sales, joint interest billings and prospect sales to oil and natural gas industry partners.  This concentration of customers, joint interest owners and oil and natural gas industry partners may impact the Company’s overall credit risk, either positively or negatively, in that these entities may be similarly affected by industry-wide changes in economic and other conditions.  Such receivables are generally not collateralized; however, certain crude oil purchasers have been required to provide letters of guaranty from their parent companies.

Concentrations in Geologic Provinces

The Company has a significant portion of its crude oil production and associated infrastructure concentrated in state waters and coastal bays of Louisiana.  These properties have exposure to named windstorms.  The Company carries appropriate property coverage limits, but does not carry business interruption coverage for the potential lost production.  The Company has changed its strategic direction to focus on onshore geological provinces which the Company believes have little or no hurricane exposure.

NOTE 20 – OTHER DISCLOSURES

Other Operating Expenses
	December 31,
	2015	2014	2013

Bad debt expense	$839,171	$97,068	$193,601
Recovery of bad debts	(342,944)	(1,984)	(2,520)
Loss (gain) on disposal of property	(28,006)	3,392	(19,307)

Total	$468,221	$98,476	$171,774

Other Non-Operating Income (Expense)
	December 31,
	2015	2014	2013

Interest income	$19,587	$23,632	$7,336
Rental income	16,000	-	-
Bank-mandated derivative instruments novation cost	-	-	(175,000)
Louisiana sales tax settlement	-	-	(44,149)
Louisiana Mineral Board audit	-	-	(23,686)
Other	751	1,746	(5,118)

Total	$36,338	$25,378	$(240,617)

Other Receivables
	December 31,
	2015	2014

December 2015 and December 2014 settled oil derivative instruments	$257,286	$407,003
Tax refund	177,157	158,571
Debit balances for trade payables	109,586	187,031
Refund from PPI for duplicate charges	89,544	89,544
D&O insurance premium adjustment	-	16,356
Other	-	(1,943)

Total	$633,573	$856,562

Prepayments
	December 31,
	2015	2014

Insurance	$570,379	$536,410
Taxes and fees	39,687	21,882
Property taxes	41,583	56,992
Other subscriptions	16,508	6,355
Software maintenance agreements	14,572	19,105
Geological well database subscription	8,883	19,055
Software licenses	2,065	44,172
Exploration and drilling costs	-	71,893
Services	-	4,530
Other	10,846	1,840

Total	$704,523	$782,234

Other Current Deferred Charges
	December 31,
	2015	2014

Loan fees	$415,740	$189,409
Deferred premium on 2015 oil derivative instruments	-	153,389

Total	$415,740	$342,798

Other Noncurrent Assets
	December 31,
	2015	2014

Deferred offering costs	$38,104	$-
Loan fees	-	262,200

Total	$38,104	$262,200

Other Accrued Liabilities
	December 31,
	2015	2014

Employee termination benefits	$422,037	$-
Salaries and bonuses	393,072	479,537
Accounting and audit	202,297	22,964
Severance taxes	157,941	164,374
Ad valorem taxes	143,957	172,444
Vacation	138,962	166,660
Sales and use tax	85,076	81,661
Insurance	67,532	119,121
Fees for commodity hedging advisor	64,953	48,590
Interest expense	39,471	9,327
Financing cost	35,000	-
Employee restricted stock unit awards	13,981	-
Commodity hedge settlement	-	153,389
Other	17,205	1,498

Total	$1,781,484	$1,419,565

NOTE 21 – SALES TO MAJOR CUSTOMERS

The Company generally sells crude oil and natural gas to numerous customers on a month-to-month basis.  Three customers accounted for approximately 67 and 73 percent of unaffiliated oil and natural gas sales in the years ended December 31, 2015 and 2014, respectively.  Four customers accounted for approximately 78 percent of unaffiliated oil and natural gas sales in the year ended December 31, 2013.

NOTE 22 – LEASES

The Company leases its primary office space of 15,180 square feet for $23,403 per month, plus $50 per month for each employee or contractor parking space.  The lease term expires on December 31, 2017.  On November 1, 2012, the monthly rent was reduced to $21,821 on a triple-net basis, and then escalated by 1.45 percent for the period November 1, 2013 through October 31, 2014. The lease then escalates by approximately 2.8 percent each year thereafter.

The Company currently leases approximately 3,200 square feet of office space at an off-site location as a storage facility.  The current lease expires on April 30, 2017.  The lease called for a security deposit of $2,684, and monthly rent of $1,949 commencing on May 1, 2014, escalating to $2,045 on May 1, 2015 and $2,141 on May 1, 2016.

Aggregate rental expense for fiscal years 2015, 2014 and 2013 was $575,905, $531,127 and $534,275, respectively.  As of December 31, 2015, future minimum rentals under all noncancellable operating leases are as follows:

2016	579,873
2017	564,326
2018	2,264
2019	-
2020	-

NOTE 23 – AT MARKET SECURITY SALES

The Company entered into an At Market Issuance Sales Agreement (“Sales Agreement”) with an investment banking firm (the “Agent”) on December 19, 2014.  Under the Sales Agreement, the Company may sell both common stock and Series A Preferred Stock pursuant to the Registration Statement on Form S-3 of the Company filed on November 5, 2013 (Registration No. 333-192094), which became effective under the Securities Act on November 21, 2013.  Upon the Company’s delivery and the Agent’s acceptance of a placement notice, the Agent will use its commercially reasonable efforts, consistent with its sales and trading practices, to sell any shares subject to the placement notice.  The Company initiated the sales of securities under the Sales Agreement on February 18, 2015, and as of December 31, 2015, the Company has sold the following securities for the net proceeds listed below (the Company made no sales of securities during the third or fourth quarters of 2015).

	Shares	Net Proceeds
Common Stock	1,347,458	$1,363,160
Series A Preferred Stock	46,857	870,386
Total		$2,233,546

NOTE 24 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date these financial statements were available to be issued.  The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements, except as noted below or already recognized or disclosed.

Agreement and Plan of Merger and Reorganization

On February 10, 2016, YEI and privately held Davis Petroleum Acquisition Corp. (“Davis”) entered into a definitive merger agreement for an all-stock transaction. Upon completion of the transaction, YEI will reincorporate in Delaware, implement a one for ten reverse split of its common stock, and convert each share of its existing Series A Preferred Stock into 35 shares of common stock prior to giving effect for the reverse split (3.5 shares post reverse split).  Following these actions, YEI will issue additional shares of common stock in an amount sufficient to result in approximately 61.1% of the common stock being owned by the current common stockholders of Davis.  In addition, YEI will issue approximately 3.3 million shares of a new Series D preferred stock to existing Davis preferred stockholders, which  is estimated to have a conversion price of approximately $5.70 per share, after giving effect for the reverse split.  The Series D preferred stock is estimated to have a liquidation preference of approximately $19.0 million at closing, and will be paid dividends in the form of additional Series D preferred stock at a rate of 7% per annum. Upon closing, there will be an aggregate of approximately 23.7 million shares of common stock outstanding (after giving effect to the reverse stock split and conversion of Series A Preferred Stock to common stock). The transaction is expected to qualify as a tax-deferred reorganization under Section 368(a) of the Code.

The merger agreement is subject to the approval of the shareholders of both companies, as well as other customary approvals, including authorization to list the newly issued shares on the NYSE MKT. The parties anticipate completing the transaction in mid-2016.

Greater Masters Creek Field Area

During the first quarter of 2016, the Company shut-in 14 Austin Chalk wells in Beauregard, Rapides and Vernon Parishes, Louisiana due to low oil and natural gas prices. If production is not restarted from these wells, the associated leases will expire, reducing the Company’s proved reserves by approximately 1,629 MBoe, acreage by 22,021 gross (18,140 net) acres, operated proved undeveloped locations by three, and operated non-proved undeveloped locations by seven.

During the first quarter of 2016, the Company received notice from the operator of certain wells in Rapides and Vernon Parishes, Louisiana, that certain wells in which the Company has an interest were shut-in due to current economic conditions.  The operator plans to sell their interest.  If the operator does not restart production from these wells or if a subsequent operator does not restart production from these wells, the associated leases will expire, which would reduce the Company’s proved reserves by approximately 285 MBoe, acreage by 18,895 gross (3,737 net) acres, non-operated proved undeveloped locations by three, and non-operated non-proved undeveloped locations by 18.

The Company is currently negotiating with a certain mineral owner to amend the oil and gas lease agreement to extend the expiration date of certain acreage that is not held by production as of March 29, 2016.  The total acreage is approximately 25,139 acres which will expire July 1, 2016 unless the Company initiates drilling of a development well on the pooled lands or pays a deferred development payment by July 1, 2016.  If the leased acreage expires, the Company’s proved reserves would be reduced by approximately 5,096 MBoe, the number of operated proved undeveloped locations and operated non-proved locations would be reduced by 13 and 16, respectively.

Texas Southeastern Gas Marketing Company

As of January 1, 2016, the Company decided to discontinue the operations of Texas Southeastern Gas Marketing Company due to the limited volumes of natural gas that it marketed, as well as the costs associated with accounting for the entity.

Masters Creek Participation (Unaudited)

In April 2016, a party to the participation agreement dated July 31, 2013 relating to Yuma’s Greater Masters Creek Area exercised its option to participate under the participation agreement for a four percent working interest.

Lease Extension (Unaudited)

On April 4, 2016, the Company entered into an amendment effective March 1, 2016 to an oil and gas lease in the Masters Creek Field area with a certain mineral owner for acreage that was not held by production as of March 31, 2016.  The total acreage is approximately 25,139 acres and, by virtue of the Company conducting certain location clean-up operations, the lease has now been extended until December 31, 2016.  This extension is subject to certain additional performance criteria, including the posting of a bond to cover P&A costs for wells located on this mineral owner’s property, and plugging and abandoning six of the mineral owner’s wells by December 31, 2016.

NOTE 25 – SUPPLEMENTARY INFORMATION ON OIL AND NATURAL GAS EXPLORATION,
DEVELOPMENT AND PRODUCTION ACTIVITIES (UNAUDITED) (As Restated)

Costs Incurred

Costs incurred in oil and natural gas property acquisition, exploration and development activities, all of which are conducted within the continental United States, are summarized below:

	December 31,
	2015	2014	2013

Property acquisition costs - unproved	$(9,635,309)	$1,105,782	$3,865,932
Property acquisition costs - proved	7,587,965	3,349,473	8,539,134
Sales proceeds - unproved	(30,442)	(359,667)	(679,266)
Sales proceeds - proved	-	(307,600)	(718,000)
Exploration costs	3,217,161	426,909	2,504,087
Development costs	1,121,654	20,139,409	11,910,179
Capitalized asset retirements costs	4,301,810	241,629	5,795,400

Total costs incurred	$6,562,839	$24,595,935	$31,217,466

The Company sells oil and natural gas prospects.  The gains or losses from these sales are recorded as adjustments to the full cost pool under U.S. Securities and Exchange Commission (“SEC”) guidelines.  Prospect profits were $30,442, $28,616 and $50,346 for fiscal years 2015, 2014 and 2013, respectively.

Capitalized Costs Relating to Oil and Gas Producing Activities

The following table illustrates the total amount of capitalized costs relating to natural gas and crude oil producing activities and the total amount of related accumulated depreciation, depletion and amortization:

	December 31,
	2015	2014

Oil and gas properties, full cost method:
Not subject to amortization:
Prospect inventory	$7,719,857	$14,913,126
Property acquisition costs - unproved	6,150,862	8,623,344
Well development costs - unproved	417,997	2,170,582
Subject to amortization:
Property acquisition costs - proved	58,393,861	50,744,401
Well development costs - proved	81,063,335	74,440,227
Capitalized costs - unsuccessful	60,549,824	52,539,407
Capitalized asset retirement costs	4,505,018	8,806,828

Total capitalized costs	218,800,754	212,237,915

Less accumulated depreciation, depletion and amortization	(117,304,945)	(103,929,493)

Net capitalized costs	$101,495,809	$108,308,422

Reserves

Proved natural gas and oil reserves are those quantities of natural gas and oil, which, by analysis of geosciences and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation.  Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined.  Based on reserve reporting rules, the price is calculated using the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period (if the first day of the month occurs on a weekend or holiday, the previous business day is used), unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.  A project to extract hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.  The area of the reservoir considered as proved includes:  (i) the area identified by drilling and limited by fluid contacts, if any, and (ii) adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible natural gas or oil on the basis of available geosciences and engineering data.  In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons as seen in a well penetration unless geosciences, engineering or performance data and reliable technology establish a lower contact with reasonable certainty.  Where direct observation from well penetrations has defined a highest known oil elevation and the potential exists for an associated natural gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geosciences, engineering or performance data and reliable technology establish the higher contact with reasonable certainty.

Developed natural gas and oil reserves are reserves of any category that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well.

The information below on the Company’s natural gas and oil reserves is presented in accordance with regulations prescribed by the SEC, with guidelines established by the Society of Petroleum Engineers’ Petroleum Resource Management System, as in effect as of the date of such estimates.  The Company’s reserve estimates are generally based upon extrapolation of historical production trends, analogy to similar properties and volumetric calculations.  Accordingly, these estimates will change as future information becomes available and as commodity prices change.  Such changes could be material and could occur in the near term.

The Company does not prepare engineering estimates of proved oil,  natural gas liquids and natural gas reserve quantities for all wells.  The Company only prepares engineering studies of estimated oil, natural gas liquids and natural gas quantities on a consolidated basis.  The Company has a quantity of interests that, individually, are immaterial and are excluded from prepared engineering studies.  In the aggregate, these interests represented approximately 1/10th of one percent of the Company's total net production for the year ended December 31, 2015. Accounting sales volumes and receipts differ from amounts prepared by internal engineers and included in the following tables.

	2015	2014	2013
Barrels of oil:
Proved developed and undeveloped reserves:
Beginning of year	11,532,185	11,614,811	6,164,341
Revisions of previous estimates	(5,095,277)	(374,935)	(939,149)
Purchases of oil and gas properties	95,362	472,132	6,481,816
Extensions and discoveries	630,573	51,993	92,152
Sale of oil and gas properties	0	0	0
Production	(247,177)	(231,816)	(184,349)
End of year	6,915,666	11,532,185	11,614,811
Proved developed reserves - January 1,	2,034,950	1,607,229	1,130,466
Proved developed reserves - December 31,	1,801,624	2,034,950	1,607,229
Proved undeveloped reserves - January 1,	9,497,235	10,007,582	5,033,875
Proved undeveloped reserves - December 31,	5,114,042	9,497,235	10,007,582

	2015	2014	2013
Barrels of natural gas liquids:
Proved developed and undeveloped reserves:
Beginning of year	2,479,158	2,767,149	1,575,623
Revisions of previous estimates	(501,101)	(190,208)	(234,383)
Purchases of oil and gas properties	8,025	0	1,477,784
Extensions and discoveries	139,088	0	0
Sale of oil and gas properties	0	0	0
Production	(74,511)	(97,783)	(51,875)
End of year	2,050,659	2,479,158	2,767,149
Proved developed reserves - January 1,	312,532	492,472	343,549
Proved developed reserves - December 31,	315,935	312,532	492,472
Proved undeveloped reserves - January 1,	2,166,626	2,274,677	1,232,074
Proved undeveloped reserves - December 31,	1,734,724	2,166,626	2,274,677

	2015	2014	2013
Thousands of cubic feet of natural gas:
Proved developed and undeveloped reserves:
Beginning of year	35,259,522	38,372,369	31,071,137
Revisions of previous estimates	(11,436,325)	(479,438)	(7,976,909)
Purchases of oil and gas properties	264,981	81,177	16,495,803
Extensions and discoveries	3,675,358	0	362,806
Sale of oil and gas properties	0	0	0
Production	(1,993,842)	(2,714,586)	(1,580,468)
End of year	25,769,694	35,259,522	38,372,369
Proved developed reserves - January 1,	7,786,537	10,316,516	10,156,754
Proved developed reserves - December 31,	8,552,249	7,786,537	10,316,516
Proved undeveloped reserves - January 1,	27,472,985	28,055,853	20,914,383
Proved undeveloped reserves - December 31,	17,217,445	27,472,985	28,055,853

	2015	2014	2013
Barrels of oil equivalent:
Proved developed and undeveloped reserves:
Beginning of year	19,887,930	20,777,355	12,918,487
Revisions of previous estimates	(7,502,432)	(645,049)	(2,503,017)
Purchases of oil and gas properties	147,551	485,662	10,708,901
Extensions and discoveries	1,382,221	51,993	152,620
Sale of oil and gas properties	0	0	0
Production	(653,995)	(782,030)	(499,635)
End of year	13,261,274	19,887,930	20,777,355
Proved developed reserves - January 1,	3,645,238	3,819,120	3,166,807
Proved developed reserves - December 31,	3,542,934	3,645,238	3,819,120
Proved undeveloped reserves - January 1,	16,242,692	16,958,235	9,751,680
Proved undeveloped reserves - December 31,	9,718,340	16,242,692	16,958,235

Revisions in 2015 to previously estimated reserves for natural gas, natural gas liquids, and crude oil were primarily caused by (i) commodity price reductions of 6,771,739 Mcf of natural gas, 753,922 Bbl of natural gas liquids, and 2,673,927 Bbl of oil causing wells to reach their economic limits sooner and causing some proved undeveloped locations to become uneconomic; (ii) upward revisions of 2,337,685 Mcf of natural gas, 877,061 Bbl of natural gas liquids, and 250,071 Bbl of oil primarily associated with increased performance of Bayou Hebert (La Posada)field; and (iii) reclassifying PUD reserves of 7,002,271 Mcf, 624,582 Bbl of natural gas liquids, and 2,671,079 Bbl of oil to probable reserves primarily in Masters Creek due to the current economic conditions and uncertainty in future development plans.

Revisions in 2014 to previously estimated reserves for natural gas, natural gas liquids, and crude oil and condensate were primarily caused by (i) commodity price reductions of 80,594 Mcf of natural gas, 39,400 Bbls of natural gas liquids, and 247,034 Boe of oil and condensate causing wells to reach their economic limits sooner and causing some proved undeveloped locations to become uneconomic; (ii) downward revisions of 445,141 Mcf of natural gas, 39,705 Bbls of natural gas liquids, and 155,742 Boe of oil and condensate due to the Masters Creek Crosby 14-1 well after the well was drilled and completed, (iii) upward revisions of 46,297 Mcf of natural gas and 27,841 Boe of oil and condensate and downward revisions of 111,103 Bbls of natural gas liquids due to performance revisions from previous estimates of our proved reserves.

Revisions in 2013 to previously estimated reserves for natural gas, natural gas liquids, and crude oil and condensate were primarily caused by (i) commodity price increases of 35,784 Mcf of natural gas, 2,021 Bbls of natural gas liquids, and 12,403 Boe of crude oil and condensate causing wells to reach their economic limit at different times; (ii) downward performance revisions of 8,105,066 Mcf of natural gas, 236,404 Bbls of natural gas liquids, and 951,552 Boe of crude oil and condensate primarily associated with Bell City, Chacahoula, and Bayou Hebert (La Posada) fields.

Internal Controls Over Reserve and Future Net Revenue Estimation

The Company’s principle engineer is the Executive Vice President and Chief Operating Officer and is the person primarily responsible for overseeing the preparation of the Company’s internal reserve estimates and for overseeing the independent petroleum engineering firm during the preparation of the Company’s reserve report.  His experience includes among other things, detailed evaluation of reserves and future net revenues for acquisitions, divestments, bank financing, long range planning, portfolio optimization, strategy and end of year financial reports.  He has a B.S. in Petroleum Engineering from Louisiana Tech University and is a member of the Society of Petroleum Engineers (the “SPE”).  His professional qualifications meet or exceed the qualifications of reserve estimators and auditors set forth in the “Standards Pertaining to Estimation and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers.  The Executive Vice President and Chief Operating Officer reports directly to the Company’s Chief Executive Officer.

At December 31, 2015, 2014 and 2013, Netherland, Sewell & Associates, Inc. performed an independent engineering evaluation in accordance with the definitions and regulations of the SEC to obtain an independent estimate of the Company’s proved reserves and future net revenues.

Third Party Procedures and Methods Review

The review consisted of 34 fields which included the Company’s major assets in the United States and encompassed 100 percent of the Company’s proved reserves and future net cash flows as of December 31, 2015, 2014, and 2013.  The Chief Operating Officer and the reservoir engineering staff presented the outside engineering firm with an overview of the data, methods and assumptions used in estimating reserves and future net revenues for each field.  The data presented included pertinent seismic information, geologic maps, well logs, production tests, material balance calculations, well performance data, operating expenses and other relevant economic criteria.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The following information has been developed utilizing procedures from the FASB concerning disclosures about oil and gas producing activities, and based on natural gas and crude oil reserve and production volumes estimated by the Company’s engineering staff.  It can be used for some comparisons, but should not be the only method used to evaluate the Company or its performance.  Further, the information in the following table may not represent realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the current value of the Company.

The Company believes that the following factors should be taken into account when reviewing the following information:

●	Future costs and oil and natural gas sales prices will probably differ from the average annual prices required to be used in these calculations;
●	Due to future market conditions and governmental regulations, actual rates of production in future years may vary significantly from the rate of production assumed in the calculations;
●	A 10 percent discount rate may not be reasonable as a measure of the relative risk inherent in realizing future net oil and gas revenues; and
●	Future net revenues may be subject to different rates of income taxation.

The standardized measure of discounted future net cash flows relating to the Company’s ownership interests in proved crude oil and natural gas reserves as of year-end is shown for Exploration for fiscal years 2015, 2014 and 2013.

	December 31,
As Reported	2015	2014	2013
	(As Reported)	(As Reported)	(As Reported)

Future cash inflows	$438,816,500	$1,339,372,300	$1,450,469,000
Future oil and natural gas operating expenses	(129,636,500)	(322,298,300)	(334,883,800)
Future development costs	(126,463,700)	(405,900,900)	(424,256,900)
Future income tax expenses	(23,334,886)	(133,467,940)	(163,704,120)

Future net cash flows	159,381,414	477,705,160	527,624,180
10% annual discount for estimating timing of cash flows	(53,318,652)	(183,249,968)	(202,270,201)

Standardized measure of discounted future net cash flows	$106,062,762	$294,455,192	$325,353,979

	December 31,
As Restated	2015	2014	2013
	(As Restated)	(As Restated)	(As Restated)

Future cash inflows	$438,816,500	$1,339,372,300	$1,450,469,000
Future oil and natural gas operating expenses	(129,636,500)	(322,298,300)	(334,883,800)
Future development costs	(126,463,700)	(405,900,900)	(424,256,900)
Future income tax expenses	(22,664,783)	(132,061,578)	(163,676,118)

Future net cash flows	160,051,517	479,111,522	527,652,182
10% annual discount for estimating timing of cash flows	(53,506,567)	(183,633,026)	(202,228,985)

Standardized measure of discounted future net cash flows	$106,544,950	$295,478,496	$325,423,197

Estimates of future net cash flows from proved reserves of gas, oil, and condensate for fiscal years 2015, 2014 and 2013 are computed using the average first-day-of-the-month price during the 12-month period.  Prices used in computing year-end future cash flows were $50.28, $91.48 and $96.94 for crude oil and $2.59, $4.35 and $3.67 for natural gas for fiscal years 2015, 2014 and 2013, respectively.

The ceiling test for many companies following the full cost method of accounting for oil and natural gas properties, including the Company, could be negatively impacted by prolonged unfavorable crude oil and natural gas prices.  Future operating expenses and development costs are computed primarily by the Company’s petroleum engineer by estimating the expenditures to be incurred in developing and producing the Company’s proved oil and natural gas reserves at the end of the year, based on the year-end costs and assuming continuation of existing economic conditions.

Future income taxes are based on year-end statutory rates, adjusted for tax basis and applicable tax credits.  A discount factor of ten percent was used to reflect the timing of future net cash flows.  The standardized measure of discounted future net cash flows is not intended to represent the replacement cost or fair market value of the Company’s oil and natural gas properties.  An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs, and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

Change in Standardized Measure

Changes in the standardized measure of future net cash flows relating to proved oil and natural gas reserves for Exploration are summarized below:

As Reported	2015	2014	2013
	(As Reported)	(As Reported)	(As Reported)

Changes due to current year operation:
Sales of oil and natural gas, net of oil and natural gas operating expenses	$(7,069,544)	$(25,270,455)	$(17,255,824)
Extensions and discoveries	16,660	2,743,800	37,750,617
Purchases of oil and gas properties	2,268,907	12,827,533	215,427,459
Development costs incurred during the period that reduced future development costs	4,052,919	9,178,400	100,500
Changes due to revisions in standardized variables:
Prices and operating expenses	(373,506,778)	(42,125,763)	(30,773,529)
Income taxes	65,424,175	19,303,313	(38,340,467)
Estimated future development costs	245,056,050	7,218,529	32,430,504
Quantity estimates	(80,454,131)	(21,028,476)	(107,070,514)
Sale of reserves in place	-	-	-
Accretion of discount	37,672,481	43,124,820	27,910,664
Production rates, timing and other	(81,853,169)	(36,870,488)	(6,378,317)

Net change	(188,392,430)	(30,898,787)	113,801,093
Beginning of year	294,455,192	325,353,979	211,552,886

End of year	$106,062,762	$294,455,192	$325,353,979

As Restated	2015	2014	2013
	(As Restated)	(As Restated)	(As Restated)

Changes due to current year operation:
Sales of oil and natural gas, net of oil and natural gas operating expenses	$(7,069,544)	$(25,270,455)	$(17,255,824)
Extensions and discoveries	16,659,700	2,743,800	37,750,617
Purchases of oil and gas properties	2,268,907	12,827,533	215,427,459
Development costs incurred during the period that reduced future development costs	4,052,919	9,178,400	100,500
Changes due to revisions in standardized variables:
Prices and operating expenses	(373,314,797)	(42,125,763)	(30,773,529)
Income taxes	64,883,059	20,257,399	(38,271,249)
Estimated future development costs	245,056,050	7,218,529	32,430,504
Quantity estimates	(98,817,149)	(21,028,476)	(107,070,514)
Sale of reserves in place	-	-	-
Accretion of discount	37,672,481	43,124,820	27,910,664
Production rates, timing and other	(80,325,172)	(36,870,488)	(6,378,317)

Net change	(188,933,546)	(29,944,701)	113,870,311
Beginning of year	295,478,496	325,423,197	211,552,886

End of year	$106,544,950	$295,478,496	$325,423,197

Sales of oil and natural gas, net of oil and natural gas operating expenses, are based on historical pre-tax results.  Sales of oil and natural gas properties, extensions and discoveries, purchases of minerals in place and the changes due to revisions in standardized variables are reported on a pre-tax discounted basis.

NOTE 26 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

On May 11, 2016, subsequent to the issuance of these financial statements, the Company determined that there were non-cash errors in the computation of our income tax provision and the recording of our deferred taxes related to our asset retirement obligations, our stock based compensation, our allocation of the purchase price in the Pyramid merger and resultant amount of goodwill, the tax amortization of that goodwill, the tax treatment of expenses related to the Pyramid merger, and the incorrect roll forward of the historic net operating losses and the difference in the book and tax basis in our properties.  As a result, our income tax provision and the net amount of our deferred tax liability were restated for the years ended December 31, 2015, 2014 and 2013 and the applicable quarterly periods in 2015 and 2014.

The Company is restating its previously issued (i) consolidated balance sheets as of December 31, 2015 and 2014, (ii) consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2015,2014 and 2013, and (iii) unaudited financial information for the quarter ended March 31, 2014 and for all subsequent quarters through December 31, 2015, along with certain related notes (the “Restatement”).

The tables below illustrate the impact of the Restatement on the Company’s consolidated financial statements, each as compared with the amounts presented in the original Annual Report on Form 10-K and related quarterly information previously filed with the SEC.  When required for comparability, reclassifications are made to the prior period financial statements to conform to the current year presentation (see Note 1 – Summary of Significant Accounting Policies).

The following table represents a summary of the as previously reported balances, adjustments and restated balances on the Company’s consolidated balance sheets by financial statement line item for the years 2015 and 2014 as of each quarter end:

	As of
	March 31, 2015			June 30, 2015
	(unaudited) ($)			(unaudited) ($)
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated

Goodwill	5,349,988	(422,480)	4,927,508	-	-	-
Total Other Assets and Deferred Charges	6,253,400	(422,480)	5,830,920	540,277	-	540,277
Total Assets	137,936,465	(422,480)	137,513,985	128,771,774	-	128,771,774
Deferred taxes 1	12,777,161	(9,972,666)	2,804,495	9,356,287	(8,191,976)	1,164,311
Total other noncurrent liabilities	25,545,174	(9,972,666)	15,572,508	21,543,361	(8,191,976)	13,351,385
Accumulated earnings (deficit)	(80,729,793)	9,550,186	(71,179,607)	(89,240,131)	8,191,976	(81,048,155)
Total equity	70,102,660	9,550,186	79,652,846	62,713,439	8,191,976	70,905,415

	As of
	September 30, 2015			December 31, 2015 ($)
	(unaudited) ($)
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated

Deferred taxes 1	8,961,725	(7,463,923)	1,497,802	6,797,166	(5,379,802)	1,417,364
Total other noncurrent liabilities	21,244,535	(7,463,923)	13,780,612	15,547,754	(5,379,802)	10,167,952
Accumulated earnings (deficit)	(88,923,114)	7,463,923	(81,459,191)	(88,462,633)	5,379,802	(83,082,831)
Total equity	63,603,581	7,463,923	71,067,504	64,224,916	5,379,802	69,604,718

	As of
	March 31, 2014			June 30, 2014
	(unaudited) ($)			(unaudited) ($)
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated

Deferred taxes 1	12,141,462	(9,445,143)	2,696,319	11,880,877	(11,133,491)	747,386
Total other noncurrent liabilities	71,235,500	(9,445,143)	61,790,357	78,173,008	(11,133,491)	67,039,517
Accumulated earnings (deficit)	(51,173,015)	9,445,143	(41,727,872)	(63,240,632)	11,133,491	(52,107,141)
Total equity	(48,501,167)	9,445,143	(39,056,024)	(60,529,783)	11,133,491	(49,396,292)

	As of
	September 30, 2014			December 31, 2014 ($)
	(unaudited) ($)
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated

Goodwill	5,740,315	(422,480)	5,317,835	5,349,988	(422,480)	4,927,508
Total Other Assets and Deferred Charges	7,020,961	(422,480)	6,598,481	7,279,361	(422,480)	6,856,881
Total Assets	139,474,110	(422,480)	139,051,630	148,018,254	(422,480)	147,595,774
Deferred taxes 1	16,181,229	(11,263,427)	4,917,802	14,773,306	(9,637,084)	5,136,222
Total other noncurrent liabilities	28,030,174	(11,263,427)	16,766,747	27,355,096	(9,637,084)	17,718,012
Accumulated earnings (deficit)	(74,958,868)	10,840,947	(64,117,921)	(76,410,404)	9,214,604	(67,195,800)
Total equity	58,943,570	10,840,947	69,784,517	71,056,386	9,214,604	80,270,990

1 Deferred taxes include reclasses related to FASB ASU 2015-17 that were retrospectively adopted by the Company in the fourth quarter of 2015 (see Note 1 – Summary of Significant Accounting Policies).

The following table represents a summary of the as previously reported balances, adjustments and restated balances on the Company’s consolidated statements of operations by financial statement line item for the periods ended:

	Three Months Ended
	March 31, 2015			June 30, 2015
	(unaudited) ($)			(unaudited) ($)
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated

Goodwill impairment	-	-	-	5,349,988	(422,480)	4,927,508
TOTAL EXPENSES	11,544,970	-	11,544,970	15,341,911	(422,480)	14,919,431

INCOME (LOSS) FROM OPERATIONS	(5,901,723)	-	(5,901,723)	(11,503,996)	422,480	(11,081,516)

NET INCOME (LOSS) BEFORE INCOME TAXES	(5,977,574)	-	(5,977,574)	(11,613,064)	422,480	(11,190,584)
Income tax expense (benefit)	(1,959,000)	(335,582)	(2,294,582)	(3,421,600)	1,780,690	(1,640,910)
NET INCOME (LOSS)	(4,018,574)	335,582	(3,682,992)	(8,191,464)	(1,358,210)	(9,549,674)

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	(4,319,389)	335,582	(3,983,807)	(8,510,338)	(1,358,210)	(9,868,548)

EARNINGS (LOSS) PER COMMON SHARE:
Basic	(0.06)	-	(0.06)	(0.12)	(0.02)	(0.14)
Diluted	(0.06)	-	(0.06)	(0.12)	(0.02)	(0.14)

	Three Months Ended
	September 30, 2015			December 31, 2015
	(unaudited) ($)			(unaudited) ($)
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated

Income tax expense (benefit)	(398,400)	728,053	329,653	(2,204,039)	2,084,121	(119,918)
NET INCOME (LOSS)	637,643	(728,053)	(90,410)	567,357	(2,084,121)	(1,516,764)

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	317,017	(728,053)	(411,036)	246,730	(2,084,121)	(1,837,391)

EARNINGS (LOSS) PER COMMON SHARE:
Basic	0.00	(0.01)	(0.01)	0.00	(0.03)	(0.03)
Diluted	0.00	(0.01)	(0.01)	0.00	(0.03)	(0.03)

	Three Months Ended
	March 31, 2014			June 30, 2014
	(unaudited) ($)			(unaudited) ($)
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated

Income tax expense (benefit)	(849,000)	386,968	(462,032)	(285,000)	(1,688,348)	(1,973,348)
NET INCOME (LOSS)	(294,978)	(386,968)	(681,946)	(7,550,697)	1,688,348	(5,862,349)

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	(576,927)	(386,968)	(963,895)	(12,067,617)	1,688,348	(10,379,269)

EARNINGS (LOSS) PER COMMON SHARE:
Basic	(0.01)	(0.01)	(0.02)	(0.29)	0.04	(0.25)
Diluted	(0.01)	(0.01)	(0.02)	(0.29)	0.04	(0.25)

	Three Months Ended
	September 30, 2014			December 31, 2014
	(unaudited) ($)			(unaudited) ($)
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated

Income tax expense (benefit)	(576,632)	292,544	(284,088)	(843,222)	1,626,343	783,121
NET INCOME (LOSS)	(11,152,037)	(292,544)	(11,444,581)	(1,227,438)	(1,626,343)	(2,853,781)

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	(11,718,236)	(292,544)	(12,010,780)	(1,451,536)	(1,626,343)	(3,077,879)

EARNINGS (LOSS) PER COMMON SHARE:
Basic	(0.25)	-	(0.25)	(0.03)	(0.03)	(0.06)
Diluted	(0.25)	-	(0.25)	(0.03)	(0.03)	(0.06)

	Six Months Ended
	June 30, 2015			June 30, 2014
	(unaudited) ($)			(unaudited) ($)
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated

Goodwill impairment	5,349,988	(422,480)	4,927,508	-	-	-
TOTAL EXPENSES	26,886,881	(422,480)	26,464,401	24,606,114	-	24,606,114

INCOME (LOSS) FROM OPERATIONS	(17,405,719)	422,480	(16,983,239)	(4,271,150)	-	(4,271,150)

NET INCOME (LOSS) BEFORE INCOME TAXES	(17,590,638)	422,480	(17,168,158)	(8,979,675)	-	(8,979,675)
Income tax expense (benefit)	(5,380,600)	1,445,108	(3,935,492)	(1,134,000)	(1,301,380)	(2,435,380)
NET INCOME (LOSS)	(12,210,038)	(1,022,628)	(13,232,666)	(7,845,675)	1,301,380	(6,544,295)

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	(12,829,727)	(1,022,628)	(13,852,355)	(12,644,544)	1,301,380	(11,343,164

EARNINGS (LOSS) PER COMMON SHARE:
Basic	(0.18)	(0.02)	(0.20)	(0.31)	0.03	(0.28)
Diluted	(0.18)	(0.02)	(0.20)	(0.31)	0.03	(0.28)

	Nine Months Ended
	September 30, 2015			September 30, 2014
	(unaudited) ($)			(unaudited) ($)
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated

Goodwill impairment	5,349,988	(422,480)	4,927,508	-	-	-
TOTAL EXPENSES	35,073,238	(422,480)	34,650,758	35,279,700	-	35,279,700

INCOME (LOSS) FROM OPERATIONS	(17,049,417)	422,480	(16,626,937)	(4,715,456)	-	(4,715,456)

NET INCOME (LOSS) BEFORE INCOME TAXES	(17,351,395)	422,480	(16,928,915)	(20,708,344)	-	(20,708,344)
Income tax expense (benefit)	(5,779,000)	2,173,161	(3,605,839)	(1,710,632)	(1,008,836)	(2,719,468)
NET INCOME (LOSS)	(11,572,395)	(1,750,681)	(13,323,076)	(18,997,712)	1,008,836	(17,988,876)

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	(12,512,710)	(1,750,681)	(14,263,391)	(24,362,780)	1,008,836	(23,353,944)

EARNINGS (LOSS) PER COMMON SHARE:
Basic	(0.18)	(0.02)	(0.20)	(0.56)	0.02	(0.54)
Diluted	(0.18)	(0.02)	(0.20)	(0.56)	0.02	(0.54)

	Years Ended
	December 31, 2015 ($)			December 31, 2014 ($)			December 31, 2013 ($)
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated

Goodwill impairment	5,349,988	(422,480)	4,927,508	-	-	-	-	-	-
TOTAL EXPENSES	42,287,402	(422,480)	41,864,922	48,859,250	-	48,859,250	(30,978,582)	-	30,978,582

INCOME (LOSS) FROM OPERATIONS	(18,567,992)	422,480	(18,145,512)	(6,801,340)	-	(6,801,340)	(2,902,979)	-	(2,902,979)

NET INCOME (LOSS) BEFORE INCOME TAXES	(18,988,077)	422,480	(18,565,597)	(22,779,004)	-	(22,779,004)	(29,969,831)	-	(29,969,831)
Income tax expense (benefit)	(7,983,039)	4,257,282	(3,725,757)	(2,553,854)	617,507	(1,936,347)	3,080,272	(4,461,209)	(1,380,937)
NET INCOME (LOSS)	(11,005,038)	(3,834,802)	(14,839,840)	(20,225,150)	(617,507)	(20,842,657)	(33,050,103)	4,461,209	(28,588,894)

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	(12,265,980)	(3,834,802)	(16,100,782)	(25,814,316)	(617,507)	(26,431,823)	(39,710,256)	4,461,209	(35,249,047)

EARNINGS (LOSS) PER COMMON SHARE:
Basic	(0.17)	(0.06)	(0.23)	(0.52)	(0.01)	(0.53)	(0.97)	0.11	(0.86)
Diluted	(0.17)	(0.06)	(0.23)	(0.52)	(0.01)	(0.53)	(0.97)	0.11	(0.86)
The following table represents a summary of the as previously reported balances, adjustments and restated balances on the consolidated statements of comprehensive income by financial statement line item for the years ended December 31, 2015, 2014 and 2013:

	Years Ended
	December 31, 2015 ($)			December 31, 2014 ($)			December 31, 2013 ($)
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated

NET INCOME (LOSS)	(11,005,038)	(3,834,802)	(14,839,840)	(20,225,150)	(617,507)	(20,842,657)	(33,050,103)	4,461,209	(28,588,894)

COMPREHENSIVE LOSS	(11,043,839)	(3,834,802)	(14,878,641)	(20,225,119)	(617,507)	(20,842,626)	(33,280,174)	4,461,209	(28,818,965)

The following table represents a summary of the as previously reported balances, adjustments and restated balances on the Company’s consolidated statements of changes in equity by financial statement line item for the years ended December 31, 2015, 2014 and 2013:

	Years Ended
	December 31, 2015 ($)			December 31, 2014 ($)			December 31, 2013 ($)
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated

Balance at beginning of period	(76,410,404)	9,214,604	(67,195,800)	(50,596,088)	9,832,111	(40,763,977)	(10,885,832)	-	(10,885,832)
Prior period adjustment to correct deferred income taxes	-	-	-	-	-	-	-	5,370,902	5,370,902
Net loss attributable to Yuma Energy, Inc.	(11,005,038)	(3,834,802)	(14,839,840)	(20,225,150)	(617,507)	(20,842,657)	(33,050,103)	4,461,209	(28,588,894)
Balance at end of period	(88,462,633)	5,379,802	(83,082,831)	(76,410,404)	9,214,604	(67,195,800)	(50,596,088)	9,832,111	(40,763,977)
TOTAL EQUITY	64,224,916	5,379,802	69,604,718	71,056,386	9,214,604	80,270,990	(47,887,853)	9,832,111	(38,055,742)

The following table represents a summary of the as previously reported balances, adjustments and restated balances on the Company’s consolidated statements of cash flows by financial statement line item for the years ended December 31, 2015, 2014 and 2013:

	Years Ended
	December 31, 2015 ($)			December 31, 2014 ($)			December 31, 2013 ($)
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated

Net loss	(11,005,038)	(3,834,802)	(14,839,840)	(20,225,150)	(617,507)	(20,842,657)	(33,050,103)	4,461,209	(28,588,894)
Goodwill write-off	5,349,988	(422,480)	4,927,508	-	-	-	-	-	-
Deferred tax expense (benefit)	(7,951,850)	4,257,282	(3,694,568)	(2,553,854)	617,507	(1,936,347)	3,080,272	(4,461,209)	(1,380,937)

NOTE 27 – SUMMARIZED QUARTERLY INFORMATION (UNAUDITED) (AS RESTATED)

The tables below summarize the Company’s restated historical Consolidated Statements of Operations and Consolidated Balance Sheets for the interim quarters impacted by the Restatement.  When required for comparability, reclassifications are made to the prior period financial statements to conform to the current year presentation (see Note 1 – Summary of Significant Accounting Policies).

Consolidated Statements of Operations
	As Restated ($)
	Q4 15	Q3 15	Q2 15	Q1 15	Q4 14	Q3 14	Q2 14	Q1 14
REVENUES:
Sales of natural gas and crude oil	3,924,002	4,649,009	5,534,894	4,572,679	6,821,826	7,821,497	11,709,051	12,307,018
Net gains (losses) from commodity derivatives	1,771,587	3,893,650	(1,696,979)	1,070,568	4,671,840	2,407,783	(1,729,526)	(1,951,579)
Total revenues	5,695,589	8,542,659	3,837,915	5,643,247	11,493,666	10,229,280	9,979,525	10,355,439

EXPENSES:
Lease operating	2,233,049	2,718,919	3,226,225	3,223,116	3,055,522	2,838,055	3,264,643	3,658,505
Re-engineering and workovers	(89)	1,136	60,063	494,429	1,754,433	778,628	550,401	1,510
Marketing cost of sales	98,796	234,507	97,994	101,688	32,600	408,559	282,701	321,317
General and administrative – stock-based compensation	78,361	338,619	133,921	1,738,410	2,789,503	521,978	28,926	47,914
General and administrative – other	2,044,445	1,873,484	1,844,163	1,672,212	1,705,631	2,054,961	1,486,907	2,908,578
Depreciation, depletion and amortization	2,630,929	3,123,812	3,755,446	4,141,020	4,060,708	3,865,675	6,012,525	5,726,083
Asset retirement obligation accretion expense	104,772	170,209	166,773	162,784	165,794	150,628	145,945	142,144
Goodwill impairment	-	-	4,927,508	-	-	-	-	-
Other	23,901	(274,329)	707,338	11,311	15,359	55,102	887	27,128
Total expenses	7,214,164	8,186,357	14,919,431	11,544,970	13,579,550	10,673,586	11,772,935	12,833,179

INCOME (LOSS) FROM OPERATIONS	(1,518,575)	356,302	(11,081,516)	(5,901,723)	(2,085,884)	(444,306)	(1,793,410)	(2,477,740)

OTHER INCOME (EXPENSE):
Change in fair value of preferred stock derivative liability-Series A&B	-	-	-	-	-	(11,172,928)	(5,975,944)	1,472,030
Interest expense	(118,924)	(131,114)	(114,378)	(92,007)	(4,520)	(114,405)	(67,856)	(139,419)
Other, net	817	14,055	5,310	16,156	19,744	2,970	1,513	1,151
Total other income (expense)	(118,107)	(117,059)	(109,068)	(75,851)	15,224	(11,284,363)	(6,042,287)	1,333,762

NET INCOME (LOSS) BEFORE INCOME TAXES	(1,636,682)	239,243	(11,190,584)	(5,977,574)	(2,070,660)	(11,728,669)	(7,835,697)	(1,143,978)

Income tax benefit	(119,918)	329,653	(1,640,910)	(2,294,582)	783,121	(284,088)	(1,973,348)	(462,032)

NET INCOME (LOSS)	(1,516,764)	(90,410)	(9,549,674)	(3,682,992)	(2,853,781)	(11,444,581)	(5,862,349)	(681,946)

PREFERRED STOCK:
Dividends paid in cash, perpetual preferred Series A	106,876	320,626	318,874	300,815	224,098	-	-	-
Dividends in arrears, perpetual preferred Series A	213,751	-	-	-	-	-	-	-
Accretion, Series A & B	-	-	-	-	-	220,007	284,580	281,949
Dividends paid in cash, Series A & B	-	-	-	-	-	346,192	98,960	-
Dividends paid in kind, Series A & B	-	-	-	-	-	-	4,133,380	-

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	(1,837,391)	(411,036)	(9,868,548)	(3,983,807)	(3,077,879)	(12,010,780)	(10,379,269)	(963,895)

EARNINGS (LOSS) PER COMMON SHARE:
Basic	(0.03)	(0.01)	(0.14)	(0.06)	(0.04)	(0.25)	(0.25)	(0.02)
Diluted	(0.03)	(0.01)	(0.14)	(0.06)	(0.04)	(0.25)	(0.25)	(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	71,662,428	71,603,265	71,502,546	69,253,681	68,868,939	47,414,388	41,074,953	41,074,953
Diluted	71,662,428	71,603,265	71,502,546	69,253,681	68,868,939	47,414,388	41,074,953	41,074,953

Consolidated Balance Sheets
	As Restated ($)
	Q4 15	Q3 15	Q2 15	Q1 15	Q4 14	Q3 14	Q2 14	Q1 14
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	5,355,191	5,048,104	8,283,003	8,766,101	11,558,322	9,562,262	6,231,927	6,365,305
Short-term investments	-	-	-	1,181,299	1,170,868	1,154,281	-	-
Accounts receivable, net of allowance for doubtful accounts:
Trade	2,829,266	5,379,899	6,325,634	6,645,743	9,739,737	9,520,345	11,721,457	14,494,629
Officers and employees	75,404	49,765	47,565	154,348	316,077	85,870	203,439	96,651
Other	633,573	626,752	393,316	420,059	856,562	425,903	120,787	191,296
Commodity derivative instruments	2,658,047	1,822,034	110,027	579,776	3,338,537	383,603	-	-
Prepayments	704,523	859,687	843,838	575,767	782,234	789,083	550,252	256,973
Other deferred charges	415,740	277,858	281,409	292,312	342,798	304,120	181,483	181,166

Total current assets	12,671,744	14,064,099	16,284,792	18,615,405	28,105,135	22,225,467	19,009,345	21,586,020

OIL AND GAS PROPERTIES (full cost method):
Not subject to amortization	14,288,716	24,842,415	24,202,942	26,959,343	25,707,052	38,463,577	31,827,542	25,563,673
Subject to amortization	204,512,038	196,299,194	195,212,666	189,821,774	186,530,863	166,776,420	154,482,793	153,309,206
	218,800,754	221,141,609	219,415,608	216,781,117	212,237,915	205,239,997	186,310,335	178,872,879

Less: accumulated depreciation, depletion and amortization	(117,304,945)	(114,741,341)	(111,684,897)	(107,996,820)	(103,929,493)	(99,943,199)	(96,117,943)	(90,138,293)

Net oil and gas properties	101,495,809	106,400,268	107,730,711	108,784,297	108,308,422	105,296,798	90,192,392	88,734,586

OTHER PROPERTY AND EQUIPMENT:
Land, buildings and improvements	2,795,000	2,795,000	2,795,000	2,795,000	2,795,000	2,795,000	-	-
Other property and equipment	3,460,507	3,471,408	3,471,408	3,471,408	3,439,688	3,492,904	2,127,174	2,105,242
	6,255,507	6,266,408	6,266,408	6,266,408	6,234,688	6,287,904	2,127,174	2,105,242
Less: accumulated depreciation and amortization	(2,174,316)	(2,117,783)	(2,050,414)	(1,983,045)	(1,909,352)	(1,922,849)	(1,882,430)	(1,849,555)

Net other property and equipment	4,081,191	4,148,625	4,215,994	4,283,363	4,325,336	4,365,055	244,744	255,687

OTHER ASSETS AND DEFERRED CHARGES:
Commodity derivative instruments	1,070,541	993,849	6,579	319,040	1,403,109	548,573	233,626	684,295
Deposits	264,064	264,064	264,064	264,064	264,064	252,684	7,300	7,300
Goodwill	-	-	-	4,927,508	4,927,508	5,317,835	-	-
Other noncurrent assets	38,104	210,473	269,634	320,308	262,200	479,389	320,579	345,130

Total other assets and deferred charges	1,372,709	1,468,386	540,277	5,830,920	6,856,881	6,598,481	561,505	1,036,725

TOTAL ASSETS	119,621,453	126,081,378	128,771,774	137,513,985	147,595,774	138,485,801	110,007,986	111,613,018

	As Restated ($)
	Q4 15	Q3 15	Q2 15	Q1 15	Q4 14	Q3 14	Q2 14	Q1 14
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of debt	30,063,635	30,217,400	431,546	62,185	282,843	565,166	507,654	-
Accounts payable, principally trade	7,933,664	8,086,414	10,645,356	12,136,430	25,004,364	23,648,139	22,136,930	17,424,428
Commodity derivative instruments	-	-	720,299	-	-	-	1,763,472	1,762,788
Asset retirement obligations	70,000	733,917	673,336	-	-	931,154	915,346	1,783,756
Other accrued liabilities	1,781,484	2,195,531	2,144,437	1,640,016	1,419,565	2,390,907	1,900,108	1,394,422

Total current liabilities	39,848,783	41,233,262	14,614,974	13,838,631	26,706,772	27,535,366	27,223,510	22,365,394

LONG-TERM DEBT
Bank debt	-	-	29,900,000	28,450,000	22,900,000	24,965,000	24,775,000	30,565,000

OTHER NONCURRENT LIABILITIES:
Preferred stock derivative liability, series A & B	-	-	-	-	-	-	55,794,328	49,818,384
Asset retirement obligations	8,720,498	12,239,139	12,077,632	12,685,602	12,487,770	11,591,497	10,075,084	9,042,561
Commodity derivative instruments	-	-	51,219	-	-	20,849	183,106	12,766
Deferred taxes	1,417,364	1,497,802	1,164,311	2,804,495	5,136,222	4,351,973	747,386	2,696,319
Restricted stock units	-	-	-	66,161	71,569	178,922	194,471	158,654
Other liabilities	30,090	43,671	58,223	16,250	22,451	57,677	45,142	61,673

Total other noncurrent liabilities	10,167,952	13,780,612	13,351,385	15,572,508	17,718,012	16,200,918	67,039,517	61,790,357

PREFERRED STOCK
Series A & B, subject to mandatory redemption	-	-	-	-	-	-	40,366,251	35,948,291

EQUITY:
Preferred stock	10,828,603	10,828,603	10,828,603	10,666,807	9,958,217	-	-	-
Common stock, no par value	141,858,946	141,707,502	141,140,509	140,186,181	137,469,772	133,865,431	2,669,465	2,669,465
Accumulated other comprehensive income	-	(9,410)	(15,542)	(20,535)	38,801	37,007	41,384	2,383
Accumulated earnings (deficit)	(83,082,831)	(81,459,191)	(81,048,155)	(71,179,607)	(67,195,800)	(64,117,921)	(52,107,141)	(41,727,872)

Total equity	69,604,718	71,067,504	70,905,415	79,652,846	80,270,990	69,784,517	(49,396,292)	(39,056,024)

TOTAL LIABILITIES AND EQUITY	119,621,453	126,081,378	128,771,774	137,513,985	147,595,774	138,485,801	110,007,986	111,613,018

Yuma Energy, Inc.

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2016	2015
	(Unaudited)	(As Restated)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,092,997	$5,355,191
Accounts receivable, net of allowance for doubtful accounts:
Trade	2,781,350	2,829,266
Officers and employees	62,058	75,404
Other	316,723	633,573
Commodity derivative instruments	980,189	2,658,047
Prepayments	375,656	704,523
Other deferred charges	29,805	415,740

Total current assets	6,638,778	12,671,744

OIL AND GAS PROPERTIES (full cost method):
Not subject to amortization	14,940,004	14,288,716
Subject to amortization	205,301,727	204,512,038

	220,241,731	218,800,754
Less: accumulated depreciation, depletion and amortization	(132,665,148)	(117,304,945)

Net oil and gas properties	87,576,583	101,495,809

OTHER PROPERTY AND EQUIPMENT:
Land, buildings and improvements	2,795,000	2,795,000
Other property and equipment	3,497,948	3,460,507
	6,292,948	6,255,507
Less: accumulated depreciation and amortization	(2,296,906)	(2,174,316)

Net other property and equipment	3,996,042	4,081,191

OTHER ASSETS AND DEFERRED CHARGES:
Commodity derivative instruments	329,819	1,070,541
Deposits	414,064	264,064
Other noncurrent assets	-	38,104

Total other assets and deferred charges	743,883	1,372,709

TOTAL ASSETS	$98,955,286	$119,621,453

The accompanying notes are an integral part of these financial statements.

Yuma Energy, Inc.

CONSOLIDATED BALANCE SHEETS – CONTINUED

	June 30,	December 31,
	2016	2015
	(Unaudited)	(As Restated)
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of debt	$29,800,000	$30,063,635
Accounts payable, principally trade	6,335,891	7,933,664
Commodity derivative instruments	143,987	-
Asset retirement obligations	435,936	70,000
Other accrued liabilities	2,022,327	1,781,484

Total current liabilities	38,738,141	39,848,783

OTHER NONCURRENT LIABILITIES:
Asset retirement obligations	8,469,015	8,720,498
Commodity derivative instruments	10,004	-
Deferred taxes	192,129	1,417,364
Other liabilities	14,540	30,090

Total other noncurrent liabilities	8,685,688	10,167,952

EQUITY:
Preferred stock	10,828,603	10,828,603
Common stock, no par value (300 million shares authorized, 72,544,053 and 71,834,617 issued)	142,533,459	141,858,946
Accumulated earnings (deficit)	(101,830,605)	(83,082,831)

Total equity	51,531,457	69,604,718

TOTAL LIABILITIES AND EQUITY	$98,955,286	$119,621,453

The accompanying notes are an integral part of these financial statements.

Yuma Energy, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
		(As Restated)		(As Restated)
REVENUES:
Sales of natural gas and crude oil	$3,124,424	$5,534,894	$6,056,010	$10,107,573
Net gains (losses) from commodity derivatives	(1,226,702)	(1,696,979)	(855,764)	(626,411)
Total revenues	1,897,722	3,837,915	5,200,246	9,481,162

EXPENSES:
Lease operating	1,880,060	3,226,225	3,893,209	6,449,341
Re-engineering and workovers	-	60,063	-	554,492
Marketing cost of sales	-	97,994	-	199,682
General and administrative – stock-based compensation	301,808	133,921	720,098	1,872,331
General and administrative – other	2,003,719	1,844,163	4,161,205	3,516,375
Depreciation, depletion and amortization	2,020,804	3,755,446	4,467,205	7,896,466
Asset retirement obligation accretion expense	105,242	166,773	210,256	329,557
Impairments	11,015,589	4,927,508	11,015,589	4,927,508
Other	8,647	707,338	(16,785)	718,649
Total expenses	17,335,869	14,919,431	24,450,777	26,464,401

INCOME (LOSS) FROM OPERATIONS	(15,438,147)	(11,081,516)	(19,250,531)	(16,983,239)

OTHER INCOME (EXPENSE):
Interest expense	(326,396)	(114,378)	(729,044)	(206,385)
Other, net	(2,447)	5,310	6,566	21,466
Total other income (expense)	(328,843)	(109,068)	(722,478)	(184,919)

NET INCOME (LOSS) BEFORE INCOME TAXES	(15,766,990)	(11,190,584)	(19,973,009)	(17,168,158)

Income tax expense (benefit)	(692,302)	(1,640,910)	(1,225,235)	(3,935,492)

NET INCOME (LOSS)	(15,074,688)	(9,549,674)	(18,747,774)	(13,232,666)

PREFERRED STOCK, PERPETUAL PREFERRED SERIES A:
Dividends paid in cash	-	318,874	-	619,689
Dividends in arrears	320,626	-	641,252	-

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(15,395,314)	$(9,868,548)	$(19,389,026)	$(13,852,355)

EARNINGS (LOSS) PER COMMON SHARE:
Basic	$(0.21)	$(0.14)	$(0.27)	$(0.20)
Diluted	$(0.21)	$(0.14)	$(0.27)	$(0.20)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	72,185,618	71,502,546	72,048,490	70,384,326
Diluted	72,185,618	71,502,546	72,048,490	70,384,326

The accompanying notes are an integral part of these financial statements.

Yuma Energy, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
		(As Restated)		(As Restated)

NET LOSS	$(15,074,688)	$(9,549,674)	$(18,747,774)	$(13,232,666)

OTHER COMPREHENSIVE INCOME (LOSS):

Commodity derivatives sold	-	-	-	(119,917)
Less income taxes	-	-	-	(46,168)

Commodity derivatives sold, net of income taxes	-	-	-	(73,749)

Reclassification of loss on settled commodity derivatives	-	8,118	-	31,554
Less income taxes	-	3,125	-	12,148

Reclassification of loss on settled commodity derivatives, net of income taxes	-	4,993	-	19,406

OTHER COMPREHENSIVE INCOME (LOSS)	-	4,993	-	(54,343)

COMPREHENSIVE LOSS	$(15,074,688)	$(9,544,681)	$(18,747,774)	$(13,287,009)

The accompanying notes are an integral part of these financial statements.

Yuma Energy, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	June 30,	December 31,
	2016	2015
	(Unaudited)	(As Restated)

PERPETUAL PREFERRED STOCK - 9.25% CUMULATIVE AND REDEEMABLE, NO PAR VALUE:
Balance at beginning of period: 554,596 for 2016 and 507,739 shares for 2015	$10,828,603	$9,958,217
Sales of 46,857 shares for 2015	-	870,386
Balance at end of period: 554,596 shares for both 2016 and 2015	10,828,603	10,828,603

COMMON STOCK, NO PAR VALUE:
Balance at beginning of period: 71,834,617 shares for 2016 and 69,139,869 shares for 2015	141,858,946	137,469,772
Sales of 1,347,458 shares of common stock in 2015	-	1,363,160
Restricted stock awards, of which 983,804 vested in 2016 and 1,676,113 vested in 2015	570,376	3,171,477
Buy back shares from vested stock awards: 274,368 in 2016 and 328,823 in 2015	(69,177)	(300,732)
Stock appreciation rights issued in 2015, of which 789,117 vested in 2016	173,314	155,269
Balance at end of period: 72,544,053 shares for 2016 and 71,834,617 shares for 2015	142,533,459	141,858,946

ACCUMULATED OTHER COMPREHENSIVE INCOME:
Balance at beginning of period	-	38,801
Comprehensive income (loss) from commodity derivative instruments, net of income taxes	-	(38,801)
Balance at end of period	-	-

ACCUMULATED EARNINGS (DEFICIT):
Balance at beginning of period	(83,082,831)	(67,195,800)
Net loss	(18,747,774)	(14,839,840)
Series A perpetual preferred stock cash dividends	-	(1,047,191)
Balance at end of period	(101,830,605)	(83,082,831)

TOTAL EQUITY	$51,531,457	$69,604,718

The accompanying notes are an integral part of these financial statements.

Yuma Energy, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30,
	2016	2015
		(As Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Reconciliation of net loss to net cash provided by (used in) operating activities
Net loss	$(18,747,774)	$(13,232,666)
Impairment of oil and gas properties	11,015,589	-
Impairment of goodwill	-	4,927,508
Depreciation, depletion and amortization of property and equipment	4,467,205	7,896,466
Accretion of asset retirement obligation	210,256	329,557
Stock-based compensation net of capitalized cost	720,098	1,872,331
Amortization of other assets and liabilities	457,990	136,758
Deferred tax expense (benefit)	(1,225,235)	(3,937,892)
Bad debt expense increase (decrease)	(16,785)	737,536
Unrealized (gains) losses on commodity derivatives	2,572,571	5,308,196
Other	-	(18,887)
Changes in current operating assets and liabilities:
Accounts receivable	394,897	3,427,212
Other current assets	328,867	(61,604)
Accounts payable	(1,273,595)	(11,663,279)
Other current liabilities	219,138	877,533
Other noncurrent assets and liabilities	(108,618)	-
NET CASH USED IN OPERATING ACTIVITIES	(985,396)	(3,401,231)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures on property and equipment	(1,873,671)	(9,301,034)
Proceeds from sale of property	1,740	30,442
Decrease in short-term investments	-	1,170,868
NET CASH USED IN INVESTING ACTIVITIES	(1,871,931)	(8,099,724)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in borrowing on line of credit	-	7,000,000
Proceeds from insurance note	-	536,762
Payments on insurance note	(263,635)	(388,059)
Line of credit financing costs	(72,055)	(210,194)
Net proceeds from sale of common stock	-	1,363,160
Net proceeds from sale of perpetual preferred stock	-	870,386
Cash dividends to preferred shareholders	-	(619,689)
Common stock purchased from employees	(69,177)	(300,732)
Other	-	(25,998)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(404,867)	8,225,636

NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,262,194)	(3,275,319)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,355,191	11,558,322

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,092,997	$8,283,003

Supplemental disclosure of cash flow information:
Interest payments (net of interest capitalized)	$308,434	$20,479
Interest capitalized	$253,313	$483,158
Supplemental disclosure of significant non-cash activity:
(Increase) decrease in capital expenditures financed by accounts payable	$324,178	$2,695,729

The accompanying notes are an integral part of these financial statements.

Yuma Energy, Inc.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – BASIS OF PRESENTATION

These consolidated financial statements are unaudited; however, in the opinion of management, they reflect all adjustments necessary for a fair presentation of the results for the periods reported.  All such adjustments are of a normal recurring nature unless disclosed otherwise.  These consolidated financial statements, including notes, have been condensed and do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America (“GAAP”) for complete financial statements.  These consolidated financial statements should be read in conjunction with the consolidated financial statements as of and for the year ended December 31, 2015 and the notes thereto included with the Annual Report on Form 10-K/A of Yuma Energy, Inc. (the “Company”) filed with the Securities and Exchange Commission (“SEC”) on May 23, 2016.

Restatement Background

On May 11, 2016, the Company determined that there were non-cash errors in the computation of its income tax provision and the recording of its deferred taxes related to its asset retirement obligations, its stock based compensation, its allocation of the purchase price in the Pyramid merger and resultant amount of goodwill, the tax amortization of that goodwill, the tax treatment of expenses related to the Pyramid merger, the incorrect roll forward of the historic net operating losses and the difference in the book and tax basis in its properties. As a result, the Company’s computation of its income tax provision and the net amount of its deferred tax liability were restated for the years ended December 31, 2015, 2014 and 2013 and the applicable quarterly periods in 2015 and 2014.

As a result, management, the Audit Committee and the Board of Directors determined after consideration of the relevant facts and circumstances, that the Company’s consolidated financial statements as of December 31, 2015 and 2014, and for the years ended December 31, 2015, 2014 and 2013 contained within the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 Form 10-K”), and the financial data included in its interim consolidated financial statements set forth in its quarterly reports on Form 10-Q for the quarter ended September 30, 2014, and for all subsequent quarters through the quarter ended December 31, 2015, should be restated, and that such financial statements previously filed with the SEC, should no longer be relied upon.

As a result, on May 23, 2016, the Company filed Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2015 (the “Amended Filing”). Prior period financial information in this Form 10-Q has been amended where necessary to reflect the restatement. Additional information regarding the restatement is contained in the Amended Filing.  Therefore, this Form 10-Q should be read in conjunction with the Amended Filing.

NOTE 2 – LIQUIDITY CONSIDERATIONS AND GOING CONCERN

The Company has borrowings which require, among other things, compliance with certain financial ratios.  Due to operating losses the Company has sustained during recent quarters as a result of the prolonged weak commodity price environment and other factors, the Company was not in compliance with the trailing four quarter funded debt to EBITDA financial ratio covenant under its credit facility at September 30, 2015, December 31, 2015 or at March 31, 2016, as well as its EBITDA to interest expense ratio as of December 31, 2015 and March 31, 2016. In addition, the Company was not in compliance due to its going concern opinion at March 31, 2016, as well as its failure to maintain a certain financial bank as its principal depository bank.  On May 20, 2016, the Company remedied its compliance with regard to the depository bank.  On December 30, 2015, the Company’s wholly owned subsidiary, Yuma Exploration and Production Company, Inc. (“Exploration”) entered into the Waiver, Borrowing Base Redetermination and Ninth Amendment (the “Ninth Amendment”) to the credit agreement which provided for a $29.8 million conforming borrowing base, with an automatic reduction to $20.0 million on May 31, 2016, and waived the compliance with the trailing four quarter funded debt to EBITDA and EBITDA to interest expense financial ratio covenants or any other events of default under the credit facility for the quarters ended September 30, 2015 and December 31, 2015.  On June 6, 2016 and effective as of May 31, 2016, Exploration entered into the Waiver and Tenth Amendment to the credit agreement (the “Tenth Amendment”), which maintains the borrowing base at $29.8 million and automatically reduces the borrowing base to $20.0 million on the earliest of (each a “Tenth Amendment Termination Date”) (i) August 15, 2016, if the registration statement on Form S-4 (the “Form S-4”) filed with the SEC pursuant to the pending agreement and plan of merger dated as of February 10, 2016 (the “merger agreement”) by and among the Company, two wholly owned subsidiaries of the Company, and Davis Petroleum Acquisition Corp. (“Davis”) has not been declared effective by such date; (ii) the date that is forty-seven days after the date the Form S-4 has been declared effective by the SEC; (iii) September 30, 2016; and (iv) in the event of the termination of the merger agreement.  As of June 30, 2016, the Company had a working capital deficit of $32.1 million inclusive of the Company’s outstanding debt under its credit facility, which was fully drawn with no additional borrowing capacity available.

A breach of any of the terms and conditions or the financial covenants contained in the credit agreement could result in acceleration of the Company’s indebtedness, in which case the debt would become immediately due and payable. Given that the Company was in violation of the funded debt to EBITDA and EBITDA to interest expense ratio covenants as of March 31, 2016, and was out of compliance with the funded debt to EBITDA, EBITDA to interest expense and current asset to current liability ratio covenants as of June 30, 2016, the Company has classified its bank debt as a current liability in its financial statements.  In the event the Form S-4 is not declared effective by August 15, 2016, the Company anticipates working with its lenders to obtain an extension of its waivers until the closing of the transaction. In the event that the Company does not obtain an extension or waiver of the violations, then the Company’s outstanding indebtedness would become immediately due and payable.

During 2015 and 2016, the Company initiated several strategic alternatives to remedy its debt covenant compliance issues and provide working capital to develop the Company’s existing assets.  On February 10, 2016, the Company entered into the merger agreement.  Upon completion of the transaction, which is subject to the approval of the stockholders of both companies and other conditions, Davis will become a wholly owned subsidiary of the Company.  Subject to bank approval, it is anticipated that the Company will enter into another credit agreement amendment that will take into account the contemplated merger with Davis (see Note 15 – Agreement and Plan of Merger and Reorganization).  However, the Company’s management can provide no assurance that the merger with Davis and the amendment to the credit agreement will actually occur.

The significant risks and uncertainties described above raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of the going concern uncertainty.

NOTE 3 – ACCOUNTING STANDARDS

Not Yet Adopted

In March 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting,” which seeks to simplify accounting for share-based payment transactions including income tax consequences, classification of awards as either equity or liabilities, and the classification on the statement of cash flows. The new standard requires the Company to recognize the income tax effects of awards in the income statement when the awards vest or are settled. The guidance is effective for fiscal years beginning after December 15, 2016. Early adoption is permitted and if an entity early adopts the guidance in an interim period, any adjustments must be reflected as of the beginning of the fiscal year that includes that interim period. The Company is currently evaluating the impact of adopting this standard on its Consolidated Financial Statements.

In February 2016, the FASB issued ASU 2016-02, “Leases,” a new lease standard requiring lessees to recognize lease assets and lease liabilities for most leases classified as operating leases under previous GAAP. The guidance is effective for fiscal years beginning after December 15, 2018 with early adoption permitted. The Company will be required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company is currently evaluating the impact of adopting this standard on its Consolidated Financial Statements.

In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities,” which changes certain guidance related to the recognition, measurement, presentation and disclosure of financial instruments.  This update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.  Early adoption is not permitted for the majority of the update, but is permitted for two of its provisions.  The Company is evaluating the new guidance and has not determined the impact this standard may have on its Consolidated Financial Statements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606),” an update which removes inconsistencies in existing standards, changes the way companies recognize revenue from contracts with customers, and increases disclosure requirements. The guidance requires companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. In March 2016, the FASB issued guidance which provides further clarification on the principal versus agent evaluation. The guidance is effective for annual and interim periods beginning after December 15, 2017. The standard is required to be adopted using either the full retrospective approach, with all prior periods presented adjusted, or the modified retrospective approach, with a cumulative adjustment to retained earnings on the opening balance sheet. The Company is currently evaluating the level of effort needed to implement the standard, the impact of adopting this standard on its Consolidated Financial Statements, and whether to use the full retrospective approach or the modified retrospective approach.

Recently Adopted

In April 2015, the FASB issued ASU 2015-03, “Interest – Imputation of Interest (Subtopic 835-30) – Simplifying the Presentation of Debt Issuance Costs,” an update that requires debt issuance costs to be presented in the balance sheet as a direct reduction from the associated debt liability.  In August 2015, the FASB subsequently issued ASU 2015-15, “Interest – Imputation of Interest (Subtopic 835-30) –  Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements,” a clarification as to the handling of debt issuance costs related to line-of-credit arrangements that allows the presentation of these costs as an asset.  The standards update is effective for interim and annual periods beginning after December 15, 2015.  The Company has debt costs associated with its line-of-credit only; therefore, this standard had no impact on its Consolidated Financial Statements.  These costs remain an asset on the Company’s Balance Sheet.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) – Amendments to the Consolidation Analysis,” an amendment to the guidance for determining whether an entity is a variable interest entity (“VIE”).  The standard does not add or remove any of the five characteristics that determine if an entity is a VIE.  However, it does change the manner in which a reporting entity assesses one of the characteristics.  In particular, when decision-making over the entity’s most significant activities has been outsourced, the standard changes how a reporting entity assesses if the equity holders at risk lack decision making rights.  This standard is effective for the Company for annual periods beginning after December 15, 2015 and early adoption is permitted, including in interim periods.  The Company adopted this standard’s update, as required, effective January 1, 2016.  The adoption of this standard’s update did not have a material impact on its Consolidated Financial Statements.

NOTE 4 – FAIR VALUE MEASUREMENTS

Certain financial instruments are reported at fair value on the Consolidated Balance Sheets.  Under fair value measurement accounting guidance, fair value is defined as the amount that would be received from the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants, i.e., an exit price.  To estimate an exit price, a three-level hierarchy is used.  The fair value hierarchy prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or a liability, into three levels.  The Company uses a market valuation approach based on available inputs and the following methods and assumptions to measure the fair values of its assets and liabilities, which may or may not be observable in the market.

Fair Value of Financial Instruments (other than Commodity Derivatives, see below) – The carrying values of financial instruments, excluding commodity derivatives, comprising current assets and current liabilities approximate fair values due to the short-term maturities of these instruments and are considered Level 1.

Derivatives – The fair values of the Company’s commodity derivatives are considered Level 2 as their fair values are based on third-party pricing models which utilize inputs that are either readily available in the public market, such as natural gas and oil forward curves and discount rates, or can be corroborated from active markets or broker quotes.  These values are then compared to the values given by the Company’s counterparties for reasonableness.  The Company is able to value the assets and liabilities based on observable market data for similar instruments, which results in the Company using market prices and implied volatility factors related to changes in the forward curves.  Derivatives are also subject to the risk that counterparties will be unable to meet their obligations.  Because the Company’s commodity derivative counterparty was Société Générale (“SocGen”) at June 30, 2016, the Company considered non-performance risk in the valuation of its derivatives to be minimal.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques, and at least one significant model assumption or input is unobservable.

	Fair value measurements at June 30, 2016
		Significant
	Quoted prices	other	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Commodity derivatives – oil	$-	$1,310,008	$-	$1,310,008

Liabilities:
Commodity derivatives – gas	$-	$153,991	$-	$153,991

	Fair value measurements at December 31, 2015
		Significant
	Quoted prices	other	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Commodity derivatives – oil	$-	$3,442,693	$-	$3,442,693
Commodity derivatives – gas	-	285,895	-	285,895
Total assets	$-	$3,728,588	$-	$3,728,588

Derivative instruments listed above include swaps, reverse swaps and three-way collars.  For additional information on the Company’s derivative instruments and derivative liabilities, see Note 5 – Commodity Derivative Instruments.

Debt – The Company’s debt is recorded at the carrying amount on its Consolidated Balance Sheets.  For further discussion of the Company’s debt, please see Note 10 – Debt and Interest Expense.  The carrying amount of floating-rate debt approximates fair value because the interest rates are variable and reflective of market rates.

Asset Retirement Obligations (“AROs”) – The Company estimates the fair value of AROs based on discounted cash flow projections using numerous estimates, assumptions and judgments regarding such factors as the existence of a legal obligation for an ARO, amounts and timing of settlements, the credit-adjusted risk-free rate to be used and inflation rates.

NOTE 5 – COMMODITY DERIVATIVE INSTRUMENTS

Objective and Strategies for Using Commodity Derivative Instruments – In order to mitigate the effect of commodity price uncertainty and enhance the predictability of cash flows relating to the marketing of the Company’s crude oil and natural gas, the Company enters into crude oil and natural gas price commodity derivative instruments with respect to a portion of the Company’s expected production.  The commodity derivative instruments used include variable to fixed price commodity swaps, two-way and three-way collars.

While these instruments mitigate the cash flow risk of future reductions in commodity prices, they may also curtail benefits from future increases in commodity prices.

The Company elected to discontinue hedge accounting for all commodity derivative instruments beginning with the 2013 financial year.  The balance in other comprehensive income (“OCI”) at year-end 2012 remained in accumulated other comprehensive income (“AOCI”) until the original hedged forecasted transaction occurred.  The last of these contracts expired in December 2015 and the Company’s AOCI balance is now zero.  No mark-to-market adjustments for commodity derivative contracts are made to AOCI, but instead are recognized in earnings.  As a result of discontinuing the application of hedge accounting, the Company’s earnings are potentially more volatile.  See Note 4 – Fair Value Measurements for a discussion of methods and assumptions used to estimate the fair values of the Company’s commodity derivative instruments.

Counterparty Credit Risk – Commodity derivative instruments expose the Company to counterparty credit risk.  The Company’s commodity derivative instruments are with SocGen whose long-term senior unsecured debt is rated “A” by Standard and Poor’s, “A2” by Moody’s, “A” by Fitch, “A” by R&I and “A(high)” by DBRS.  Commodity derivative contracts are executed under master agreements which allow the Company, in the event of default, to elect early termination of all contracts.  If the Company chooses to elect early termination, all asset and liability positions would be netted and settled at the time of election.

On February 18, 2015, the Company settled all of its natural gas and crude oil options, realizing $4.03 million.  The Company retained its existing natural gas swap positions.  Concurrent with the settlement of the Company’s option positions and during the following day, the Company entered into new swap transactions for crude oil and natural gas for the balance of 2015 and all of 2016.  In addition, the Company entered into three-way collars for 2017 for both natural gas and crude oil.

In conjunction with certain derivative hedging activity, the Company deferred the payment of $153,389 put premiums which was recorded in both current other deferred charges and current other accrued liabilities at year-end 2014 and was for production months January 2015 through December 2015.  The put premium liabilities became payable monthly as the hedge production month became the prompt production month.  The Company amortized the deferred put premium liabilities in January and February 2015; however, the liability for the remainder of the year was settled as part of the $4.03 million settlement.

Commodity derivative instruments open as of June 30, 2016 are provided below.  Natural gas prices are New York Mercantile Exchange (“NYMEX”) Henry Hub prices, 2016 crude oil prices are Argus Light Louisiana Sweet (“LLS”), and 2017 crude oil prices are NYMEX West Texas Intermediate (“WTI”).

	2016		2017
	Settlement		Settlement
NATURAL GAS (MMBtu):
Swaps
Volume	245,068		-
Price	$2.628	*	-

3-way collars
Volume	-		248,023
Ceiling sold price (call)	-		$3.280	*
Floor purchased price (put)	-		$2.946	*
Floor sold price (short put)	-		$2.381	*

CRUDE OIL (Bbls):
Put spread
Volume	64,333		-
Floor purchased price (put)	$62.27		-
Floor sold price (short put)	$40.00		-

3-way collars
Volume	23,449		113,029
Ceiling sold price (call)	$47.15		$77.00
Floor purchased price (put)	$40.00		$60.00
Floor sold price (short put)	$30.00		$45.00

           *Price is a weighted average

Derivatives for each commodity are netted on the Consolidated Balance Sheets as they are all contracts with the same counterparty.  The following table presents the fair value and balance sheet location of each classification of commodity derivative contracts on a gross basis without regard to same-counterparty netting:

	Fair value as of
	June 30,	December 31,
	2016	2015
Asset commodity derivatives:
Current assets	$1,433,402	$3,069,115
Noncurrent assets	661,835	1,841,120
	2,095,237	4,910,235

Liability commodity derivatives:
Current liabilities	(597,200)	(411,068)
Noncurrent liabilities	(342,020)	(770,579)
	(939,220)	(1,181,647)
Total commodity derivative instruments	$1,156,017	$3,728,588

Sales of natural gas and crude oil on the Consolidated Statements of Operations are comprised of the following:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015

Sales of natural gas and crude oil	$3,124,424	$5,534,894	$6,056,010	$10,107,573
Gain realized from sale of commodity
derivatives	-	-	-	4,030,000
Other gains (losses) realized on
commodity derivatives	557,693	(255,049)	1,716,807	651,785
Unrealized losses on
commodity derivatives	(1,784,395)	(1,441,930)	(2,572,571)	(5,308,196)
Total revenue from natural gas and crude oil	$1,897,722	$3,837,915	$5,200,246	$9,481,162

A reconciliation of the components of accumulated other comprehensive income (loss) in the Consolidated Statements of Changes in Equity is presented below:

	Three Months Ended		Year Ended
	June 30, 2016		December 31, 2015
	Before tax	After tax	Before tax	After tax

Balance, beginning of period	$-	$-	$63,091	$38,801
Sale of unexpired contracts previously subject
to hedge accounting rules	-	-	(119,917)	(73,749)
Other reclassifications due to expired contracts
previously subject to hedge accounting rules	-	-	56,826	34,948
Balance, end of period	$-	$-	$-	$-

NOTE 6 – ASSET IMPAIRMENTS

Oil and natural gas prices have remained low in the first and second quarters of 2016 and, as a result, the Company recognized a non-cash asset impairment charge of $11,015,589 to write down oil and gas properties for the three months ended June 30, 2016.  In addition, the Company recognized a non-cash asset impairment of $4,927,508 to write off goodwill for the three months ended June 30, 2015.

Potential for Future Impairments

If commodities prices remain at or below the current low levels, subject to numerous factors and inherent limitations, and all other factors remain constant, the Company expects to incur a non-cash full cost impairment of approximately $3.0 million during the third quarter of 2016, which will have an adverse effect on the Company’s results of operations.

NOTE 7 – PREFERRED STOCK

The Company’s shares of 9.25% Series A Cumulative Redeemable Preferred Stock, no par value per share, with a liquidation preference of $25.00 per share (the “Series A Preferred Stock”), trade on the NYSE MKT under the symbol “YUMAprA”. The Series A Preferred Stock cannot be converted into common stock (except upon a change in control and in the event the Company chooses not to redeem the Series A Preferred Stock), but may be redeemed by the Company, at the Company’s option, on or after October 23, 2017 (or in certain circumstances, prior to such date as a result of a change in control of the Company), at a redemption price of $25.00 per share plus any accrued and unpaid dividends.  The Series A Preferred Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption, and will remain outstanding indefinitely unless repurchased, redeemed or converted into common stock in connection with a change in control.  Holders of the Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors, cumulative dividends at the rate of 9.25% per annum (the dividend rate) based on the liquidation price of $25.00 per share of the Series A Preferred Stock, payable monthly in arrears on each dividend payment date, with the first payment date of December 1, 2014.  The Series A Preferred Stock is presented in the permanent equity section of the financial statements. Due to the current depressed commodity price environment, as well as other factors which have adversely affected the Company’s cash flows and liquidity, the monthly dividends on the Series A Preferred Stock were suspended beginning with the month ended November 30, 2015.  Pursuant to the Company’s credit facility, the Company is precluded from making dividend payments on its Series A Preferred Stock.  The Company’s articles of incorporation provide that any unpaid dividends will accumulate.  While the accumulation does not result in presentation of a liability on the balance sheet, the accumulated dividends are deducted from the Company’s net income (or added to its net loss) in the determination of income (loss) attributable to common shareholders and, as appropriate, the corresponding computation of earnings (loss) per share.  As of June 30, 2016, the Company had accumulated a total of $855,003 in unpaid preferred stock dividends, attributable to the Series A Preferred Stock.  If the Company does not pay dividends on its Series A Preferred Stock for six quarterly periods, whether consecutive or non-consecutive, the holders of the shares of the Series A Preferred Stock, voting together as a single class, will have the right to elect two additional directors to serve on the Company’s board of directors until all accumulated and unpaid dividends are paid in full.  The Company anticipates the Series A Preferred Stock will convert into common equity as part of the merger with Davis.  See Note 15 – Agreement and Plan of Merger and Reorganization for additional information.

NOTE 8 – STOCK-BASED COMPENSATION

The Yuma Co. 2011 Stock Option Plan (the “Yuma Co. Plan”) was adopted on June 21, 2011.  On September 10, 2014, the shareholders of Pyramid Oil Company (“Pyramid”) (see Note 11 – Merger With Pyramid Oil Company and Goodwill), adopted the 2014 Long-Term Incentive Plan (the “2014 Plan”).  Under these plans, the Board of Directors is authorized to grant stock options, stock awards (including restricted stock and restricted stock unit awards) and performance awards to officers, directors, employees and consultants.  At June 30, 2016, 4,584,075 shares of the 8,900,000 shares of Yuma common stock originally authorized under active share-based compensation plans remained available for future issuance.  The Company generally issues new shares to satisfy awards under employee share-based payment plans.  The number of shares available is reduced by awards granted.

Restricted Stock – The Company granted restricted stock awards (“RSAs”) under the Yuma Co. Plan and the 2014 Plan.  These restricted stock awards granted to officers, directors and employees generally vest in one-third increments over a three-year period, and are contingent on the recipient’s continued employment.

A summary of the status of the RSAs for employees and non-employees and changes for the period ended June 30, 2016 is presented below.

	Number of	Weighted average
	unvested	grant-date
	RSA shares	fair value

Unvested shares as of January 1, 2016	2,514,434	$0.87 per share
Granted	132,244	$0.21 per share
Forfeited	(132,244)	$0.73 per share
Vested	(983,804)	$0.68 per share
Unvested shares as of June 30, 2016	1,530,630	$0.95 per share

At June 30, 2016, total unrecognized RSA compensation expense of $619,658 is expected to be recognized over a weighted average remaining service period of 1.33 years.

Stock Appreciation Rights – In 2015, the Company also granted Stock Appreciation Rights (“SARs”) to employees and non-employees under the 2014 Plan.  A summary of the status of these SARs and changes for the six months ended June 30, 2016 is presented below.

		Weighted
	Number of	average
	unvested	grant-date
	SARs	fair value

Unvested shares as of January 1, 2016	1,912,419	$0.30 per share
Granted	103,745	$0.03 per share
Forfeited	(103,745)	$0.32 per share
Vested	(789,117)	$0.24 per share
Unvested shares as of June 30, 2016	1,123,302	$0.32 per share

Weighted average assumptions used to estimate fair value for employees were expected life of five years, 61.17% volatility, 1.60% risk-free rate, and zero annual dividends.

At June 30, 2016, total unrecognized SAR compensation expense of $214,281 is expected to be recognized over a weighted average remaining service period of 1.49 years.

The SARs in the table above have a weighted average exercise price of $0.605 and an aggregate intrinsic value of zero.  The Company intends to settle these SARs in equity, as opposed to cash.

Stock Options – Pyramid issued stock options as compensation for non-employee members of its board of directors under the Pyramid Oil Company 2006 Equity Incentive Plan.  The options vested immediately, and are exercisable for a five-year period from the date of the grant.

The following is a summary of the Company’s stock option activity.

			Weighted-
		Weighted-	average
		average	remaining	Aggregate
		exercise	contractual	intrinsic
	Options	price	life (years)	value

Outstanding at December 31, 2015	105,000	$5.17	2.65	$-
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	(5,000)	$5.40	-	-
Outstanding at June 30, 2016	100,000	$5.16	2.27	$-

Vested at June 30, 2016	100,000	$5.16	2.27	$-
Exercisable at June 30, 2016	100,000	$5.16	2.27	$-

As of June 30, 2016, there were no unvested stock options or unrecognized stock option expenses.  The exercise price for all options is $5.16.

Restricted Stock Units – On April 1, 2013, the Company granted 123,446 Restricted Stock Units or “RSUs” to employees under the Yuma Co. Plan.  Each RSU represented a right to receive one share of the Company’s common stock upon vesting.  The awards were liability-based and the booked valuation changed as the market value for common stock changed.  Of the RSUs originally granted, 43,168 were forfeited prior to vesting, and the remaining RSUs vested on April 1, 2016 and were settled in cash for $16,858.

A summary of the status of the unvested RSUs and changes during the six months ended June 30, 2016 is presented below.

		Weighted
	Number of	average
	unvested	grant-date
	RSUs	fair value

Unvested shares as of January 1, 2016	80,278	$2.72 per share
Vested on April 1, 2016	(80,278)	$2.72 per share
Unvested shares as of June 30, 2016	-

NOTE 9 – EARNINGS (LOSS) PER COMMON SHARE

Earnings (loss) per common share is computed by dividing earnings or losses attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period.  Potential common stock equivalents are determined using the “if converted” method.

Potentially dilutive securities for the computation of diluted weighted average shares outstanding are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015

Restricted Stock Awards	2,041,498	640,499	2,239,594	1,271,916
Restricted Stock Units	-	95,424	-	95,424
	2,041,498	735,923	2,239,594	1,367,340

For the three months ended June 30, 2016 and the three months ended June 30, 2015, adjusted earnings were losses, therefore common stock equivalents were excluded from the calculation of diluted net loss per share of common stock, as their effect was anti-dilutive.  RSUs were settled in cash during April 2016 and are no longer considered potentially dilutive.

NOTE 10 – DEBT AND INTEREST EXPENSE

	June 30,	December 31,
	2016	2015
Variable rate revolving credit agreement payable to Société Générale,
CIT Bank, NAC, and LegacyTexas Bank, maturing May 20, 2017,
secured by the stock of Exploration and its interest in POL, and
guaranteed by The Yuma Companies, Inc.	$29,800,000	$29,800,000
Installment loan due February 29, 2016, originating from the
financing of insurance premiums at 3.74% interest rate.	-	108,894
Installment loan due June 11, 2016, originating from the
financing of insurance premiums at 3.76% interest rate.	-	154,741
	29,800,000	30,063,635
Less: current portion	(29,800,000)	(30,063,635)
Total long-term debt	$-	$-

On December 30, 2015, Exploration entered into the Ninth Amendment pursuant to which Exploration agreed that on or before February 6, 2016, it would engage an investment bank to explore strategic options for its finances and, on or before March 31, 2016, would either enter into an underwritten commitment for additional capital in an aggregate amount sufficient to pay any borrowing base deficiency then existing or enter into a definitive agreement for the acquisition by a third party of all or substantially all of the assets of Exploration and its subsidiaries by merger, asset purchase, equity purchase or other structure acceptable to SocGen and the lenders.  On February 10, 2016, the Company entered into the merger agreement with Davis (see Note 15 – Agreement and Plan of Merger and Reorganization).

On June 6, 2016 and effective as of May 31, 2016, Exploration entered into the Tenth Amendment which maintains the borrowing base at $29.8 million and automatically reduces the borrowing base to $20.0 million on the occurrence of a Tenth Amendment Termination Date.

Costs and fees paid to the banks in connection with the revolving credit facility were amortized through May 31, 2016, due to the possible accelerated maturity date pursuant to the Ninth Amendment.

Additional loan costs incurred during the second quarter of 2016 were $50,334, and are being amortized to August 15, 2016.  SocGen, as Agent Bank, is also paid an annual administrative fee of $25,000 that is usually amortized over the year, but was also amortized through May 31, 2016.

The terms of the credit agreement require the Company to meet a specific current ratio, interest coverage ratio, and a funded debt to EBITDA ratio.  The credit agreement also contains a covenant requiring ten percent availability under the current borrowing line in order to pay dividends on the Series A Preferred Stock.  In addition, the credit agreement requires the guarantee of the Company.  The Company was not in compliance with the loan covenants as of March 31, 2016; however, the Tenth Amendment provided a waiver of those violations until the occurrence of a Tenth Amendment Termination Date.

The Company was not in compliance with the funded debt to EBITDA, EBITDA to interest expense and current ratio covenants as of June 30, 2016.  Accordingly, the Company anticipates working with its lenders to obtain an extension of its waivers until the closing of the merger. In the event that the Company does not obtain an extension or waiver of the violations, then the Company’s outstanding indebtedness would become immediately due and payable.

The following summarizes interest expense for the three and six months ended June 30, 2016 and 2015.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015

Credit agreement	$259,649	$280,113	$517,377	$521,407
Credit agreement commitment fees	-	9,331	-	25,159
Amortization of
credit agreement loan costs	195,516	71,613	457,990	136,757
Insurance installment loan	291	3,471	1,961	5,197
Other interest charges	89	186	5,029	1,023
Capitalized interest	(129,149)	(250,336)	(253,313)	(483,158)
Total interest expense	$326,396	$114,378	$729,044	$206,385

NOTE 11 – MERGER WITH PYRAMID OIL COMPANY AND GOODWILL

On September 10, 2014, a wholly owned subsidiary of Pyramid merged with and into Yuma Energy, Inc., a Delaware corporation (“Yuma Co.”), in exchange for 66,336,701 shares of common stock and Pyramid changed its name to “Yuma Energy, Inc.” (the “merger”). As a result of the merger, the former Yuma Co. stockholders received approximately 93% of the then outstanding common stock of the Company and thus acquired voting control. Although the Company was the legal acquirer, for financial reporting purposes the merger was accounted for as a reverse acquisition of Pyramid by Yuma Co.  The transaction qualified as a tax-deferred reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

The merger was accounted for as a business combination in accordance with ASC 805 Business Combinations (“ASC 805”).  ASC 805, among other things, requires assets acquired and liabilities assumed to be measured at their acquisition date fair values.  Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired net of the fair value of liabilities assumed in an acquisition.  Certain assets and liabilities may be adjusted as additional information is obtained; but no later than one year from the acquisition date.  The provisions of ASC 350, on Intangibles – Goodwill and Other require that intangible assets with indefinite lives, including goodwill, be evaluated on an annual basis for impairment, or more frequently if events occur or circumstances change that could potentially result in impairment.  The goodwill impairment test requires the allocation of goodwill and all other assets and liabilities to reporting units; however, the Company has only one reporting unit.

The drop in crude oil prices and the resulting decline in the Company’s common share price since the merger caused the Company to test goodwill for impairment at June 30, 2015.  Goodwill was determined to be fully impaired and as a result, the balance of $4,927,508 was written off at that time.

NOTE 12 – INCOME TAXES

The following summarizes the income tax expense (benefit) and effective tax rates:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Consolidated net income (loss)
before income taxes	$(15,766,990)	$(11,190,584)	$(19,973,009)	$(17,168,158)
Income tax expense (benefit)	(692,302)	(1,640,910)	(1,225,235)	(3,935,492)
Effective tax rate	4.4%	14.7%	6.1%	22.9%

The differences between the U.S. federal statutory rate of 34% and the Company’s effective tax rates for the three and six months ended June 30, 2016 and 2015 are due primarily to state taxes and nondeductible expenses.  In addition, June 30, 2016 was impacted by the expected valuation allowance on our deferred tax asset at year-end, which affected our expected annual effective tax rate and the tax effect of nondeductible stock compensation.

The Company knows of no uncertain tax positions and has no unrecognized tax benefits for the six months ended June 30, 2016 or June 30, 2015.  Valuation allowances are established when the Company determines it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.  As of June 30, 2016, the Company anticipates that it will have a net deferred tax asset at year-end 2016, for which a valuation allowance will be required.  The Company has considered the effect of the valuation allowance in the current period in determining its expected annual effective tax rate to record tax expense for the period ending June 30, 2016.  No valuation allowance was established as of June 30, 2015.

NOTE 13 – AT MARKET SECURITY SALES

The Company entered into an At Market Issuance Sales Agreement (“Sales Agreement”) with an investment banking firm (the “Agent”) on December 19, 2014.  Under the Sales Agreement, the Company was able to sell both common stock and Series A Preferred Stock pursuant to the Registration Statement on Form S-3 of the Company filed on November 5, 2013 (Registration No. 333-192094), which became effective under the Securities Act on November 21, 2013.  Upon the Company’s delivery and the Agent’s acceptance of a placement notice, the Agent will use its commercially reasonable efforts, consistent with its sales and trading practices, to sell any shares subject to the placement notice.  The Company initiated the sales of securities under the Sales Agreement on February 18, 2015, and as of June 30, 2016, the Company sold the following securities for the net proceeds listed below (the Company has made no sales of securities since the second quarter of 2015).  The Company may not sell any securities under the Sales Agreement pursuant to the merger agreement with Davis.

	Shares	Net Proceeds

Common Stock	1,347,458	$1,363,160
Series A Preferred Stock	46,857	870,386
Total		$2,233,546

NOTE 14 – CONTINGENCIES

Certain Legal Proceedings

From time to time, the Company is party to various legal proceedings arising in the ordinary course of business.  While the outcome of lawsuits cannot be predicted with certainty, the Company is not currently a party to any proceeding that it believes, if determined in a manner adverse to the Company, could have a potential material adverse effect on its financial condition, results of operations, or cash flows.

Amanda Olivier, et al. v. Nabors Drilling USA, L.P., and Yuma Exploration and Production, Inc.

On July 9, 2014, Nabors Drilling USA, L.P. and other Nabors entities and Yuma Energy, Inc. and several of its wholly owned subsidiaries were named in a lawsuit filed in the District Court of Harris County, Texas, in the 80th Judicial District, concerning the death of an employee of Timco Services during the drilling of the Crosby 12-1 well.  The Company has tendered its defense to its liability insurance carriers who are responding.  There has been one unsuccessful mediation session.  Depositions are being scheduled.  Management believes that the Company has adequate insurance to meet this potential claim.

Ontiveros v. Pyramid Oil, LLC, Yuma Energy, Inc. et al.

In September 2015, a suit was filed against the Company and Pyramid Oil LLC styled Mark A. Ontiveros and Louise D. Ontiveros, Trustees of The Ontiveros Family Trust dated March 29, 2007 vs. Pyramid Oil, LLC, et al., Case Number 15CV02959 in the Superior Court of California, County of Santa Barbara, Cook Division.  In the suit, the plaintiffs allege that the 1950 Community Oil and Gas Lease between them and Pyramid Oil LLC has expired by non-production.  The Company claims that the lease is still in effect, as there is no cessation of production time frame set out in the lease; production had temporarily ceased, but was still profitable when measured over an appropriate time period; and the Company was conducting workover operations on a well on the lease in an effort to re-establish production when served with the quit claim deed demand from the plaintiff’s attorney.  All present owners of the minerals covered by the 1950 Community Oil and Gas Lease, with the exception of the plaintiffs, have executed amendments signifying their concurrence that the 1950 Community Oil and Gas Lease is still in force and effect.  On June 23, 2016, Pyramid Oil LLC filed a First Amended Cross Complaint against Texican Energy Corporation and Everett Lawley alleging interference with contractual relations and prospective economic relations, and violation of the California Uniform Trade Secrets Act.  The parties are presently in the process of document discovery. Management intends to defend the plaintiffs’ claims and pursue the cross claim vigorously.

Yuma Energy, Inc. v. Cardno PPI Technology Services, LLC Arbitration

On May 20, 2015, counsel for Cardno PPI Technology Services, LLC (“Cardno PPI”) sent a notice of the filing of liens totaling $304,209 on the Company’s Crosby 14 No. 1 Well and Crosby 14 SWD No. 1 Well in Vernon Parish, Louisiana.  The Company disputed the validity of the liens and of the underlying invoices, and notified Cardno PPI that applicable credits had not been applied.  The Company invoked mediation on August 11, 2015 on the issues of the validity of the liens, the amount due pursuant to terms of the parties’ Master Service Agreement (“MSA”), and PPI Cardno’s breaches of the MSA.  Mediation was held on April 12, 2016; no settlement was reached.

On May 12, 2016, Cardno filed a lawsuit in Louisiana state court to enforce the liens; the Court entered an Order Staying Proceeding on June 13, 2016, ordering that the lawsuit “be stayed pending mediation/arbitration between the parties.”  On June 17, 2016, the Company served a Notice of Arbitration on Cardno PPI, stating claims for breach of the MSA billing and warranty provisions.  On July 15, 2016, Cardno PPI served a Counterclaim for $304,209 plus attorneys’ fees.  The parties are currently engaged in the arbitrator selection process.  Management intends to pursue the Company’s claims and to defend the counterclaim vigorously.

Environmental Remediation Contingencies

As of June 30, 2016, there were no known environmental or other regulatory matters related to the Company’s operations that were reasonably expected to result in a material liability to the Company.  The Company’s operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection.

Exploration, a subsidiary of the Company, has been named as one of 97 defendants in a matter entitled Board of Commissioners of the Southeast Louisiana Flood Protection Authority – East, Individually and As the Board Governing the Orleans Levee District, the Lake Borgne Basin Levee District, and the East Jefferson Levee District v. Tennessee Gas Pipeline Company, LLC, et al., Civil District Court for the Parish of Orleans, State of Louisiana, No. 13-6911, Division “J” - 5, now removed as Civil Action No. 13-5410, before the United States District Court, Eastern District of Louisiana.  Plaintiff filed the suit on July 24, 2013 seeking damages and injunctive relief arising out of defendants’ drilling, exploration, and production activities from the early 1900s to the present day in coastal areas east of the Mississippi River in Southeast Louisiana.

The suit alleges that defendants’ activities have caused “removal, erosion, and submergence” of coastal lands resulting in significant reduction or loss of the protection such lands afforded against hurricanes and tropical storms.  Plaintiff alleges that it now faces increased costs to maintain and operate the man-made hurricane protection system and may reach the point where that system no longer adequately protects populated areas.

Plaintiff lists hundreds of wells, pipelines, and dredging events as possible sources of the alleged land loss. Exploration is named in association with 11 wells, four rights-of-way, and one dredging permit.  The suit does not specify any deficiency or harm caused by any individual activity or facility.

Although the suit references various federal statutes as sources of standards of care, plaintiff claims that all causes of action arise under state law: negligence, strict liability, natural servitude of drain, public nuisance, private nuisance, and as third-party beneficiary under breach of contract.

The Company tendered its defense to its liability insurance carriers, who are responding.  On February 13, 2015, the federal judge adjudicating the matter granted defendants “Joint Motion to Dismiss for Failure to State a Claim Under Rule 12(b)(6)”, thereby dismissing plaintiff’s claims with prejudice in the matter.  On February 20, 2015, the Board of Orleans filed a notice of appeal to the U.S. Fifth Circuit.  On February 29, 2016, oral arguments were held regarding the appeal, but as of July 31, 2016, no ruling on the appeal has been made.  The Company will continue to contest plaintiff’s legal arguments and factual assertions.  At this point in the legal process, no evaluation of the likelihood of an unfavorable outcome or associated economic loss can be made; therefore no liability has been recorded on the Company’s books.

Escheat Audits

The States of Louisiana, Texas, Minnesota, North Dakota and Wyoming have notified the Company that they will examine the Company’s books and records to determine compliance with each of the examining state’s escheat laws.  The review is being conducted by Discovery Audit Services, LLC.  The Company has engaged Ryan, LLC to represent it in this matter.  The exposure related to the audits is not currently determinable.

NOTE 15 – AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

On February 10, 2016, the Company and privately held Davis entered into a definitive merger agreement for an all-stock transaction. Upon completion of the transaction, the Company will reincorporate in Delaware, implement a one for ten reverse split of its common stock, and convert each share of its existing Series A Preferred Stock into 35 shares of common stock prior to giving effect for the reverse split (3.5 shares post reverse split).  Following these actions, the Company will issue additional shares of common stock in an amount sufficient to result in approximately 61.1% of the common stock being owned by the current common stockholders of Davis.  In addition, the Company will issue approximately 3.3 million shares of a new Series D preferred stock to existing Davis preferred stockholders, which is estimated to have a conversion price of approximately $5.70 per share, after giving effect for the reverse split.  The Series D preferred stock is estimated to have a liquidation preference of approximately $19.0 million at closing, and will be paid dividends in the form of additional Series D preferred stock at a rate of 7% per annum. Upon closing, there will be an aggregate of approximately 23.7 million shares of common stock outstanding (after giving effect to the reverse stock split and conversion of Series A Preferred Stock to common stock). The transaction is expected to qualify as a tax-deferred reorganization under Section 368(a) of the Code.

The merger agreement is subject to the approval of the shareholders of both companies, as well as the Company’s preferred shareholders, and other customary conditions and approvals, including authorization to list the newly issued shares on the NYSE MKT. The parties anticipate completing the transaction in the third or fourth quarter of 2016.

On June 17, 2016, Yuma Delaware Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Yuma Delaware”), filed a Registration Statement on Form S-4 (“Form S-4”) with the SEC to effectuate (i) the proposed reincorporation of the Company from California to Delaware through the merger of the Company with and into Yuma Delaware (the “reincorporation”), and (ii) the proposed merger of Yuma Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Yuma Delaware (“Merger Subsidiary”), with and into Davis, with Davis becoming a wholly-owned subsidiary of Yuma Delaware (the “Davis merger”). In order to complete the Davis merger, the Company’s holders of common stock and preferred stock must vote to approve and adopt the reincorporation and the merger.

NOTE 16 – GREATER MASTERS CREEK FIELD AREA

During the first quarter of 2016, the Company shut-in 14 Austin Chalk wells in Beauregard, Rapides and Vernon Parishes, Louisiana due to low oil and natural gas prices. Since production was not restarted from these wells, the associated leases have expired, reducing the Company’s proved reserves from year-end 2015 by approximately 1,629 MBoe, acreage by 22,021 gross (18,140 net) acres, operated proved undeveloped locations by three, and operated non-proved undeveloped locations by seven.

In addition, during the first quarter of 2016, the Company received notice from the operator of certain wells in Rapides and Vernon Parishes, Louisiana, that certain wells in which the Company has an interest were shut-in due to current economic conditions.  The operator has since sold its interest.  Since the operator and the subsequent operator have not restarted production from these wells, the associated leases have expired, reducing the Company’s proved reserves by approximately 285 MBoe from year-end 2015, acreage by 18,895 gross (3,737 net) acres, non-operated proved undeveloped locations by three, and non-operated non-proved undeveloped locations by 18.

In April 2016, a party to the participation agreement dated July 31, 2013 relating to the Company’s Greater Masters Creek Area exercised its option to participate under the participation agreement for a four percent working interest.

On April 4, 2016, the Company entered into an amendment effective March 1, 2016 to an oil and gas lease in the Greater Masters Creek Field area with a certain mineral owner for acreage that was not held by production as of March 31, 2016.  The total acreage is approximately 25,139 acres and, by virtue of the Company conducting certain location clean-up operations, the lease has now been extended until December 31, 2016.  This extension is subject to certain additional performance criteria, including the posting of a bond to cover P&A costs for wells located on this mineral owner’s property, or plugging and abandoning six of the mineral owner’s wells by December 31, 2016 at an estimated net cost of $426,000.  If the leased acreage expires, the Company’s proved reserves from year-end 2015 would be reduced by approximately 5,096 MBoe, the number of operated proved undeveloped locations and operated non-proved locations would be reduced by 13 and 16, respectively.

NOTE 17 – TEXAS SOUTHEASTERN GAS MARKETING COMPANY

As of January 1, 2016, the Company decided to discontinue the operations of Texas Southeastern Gas Marketing Company due to the limited volumes of natural gas that it marketed, as well as the costs associated with accounting for the entity.  Texas Southeastern Gas Marketing Company is not a significant subsidiary, and this discontinuation of operations does not represent a strategic shift in business for the Company.

NOTE 18 – SUBSEQUENT EVENTS

The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements, except as noted below or already recognized or disclosed in the Company’s filings with the SEC.

Amendment to Form S-4

On August 4, 2016, Yuma Delaware filed Amendment No. 1 to the Form S-4 with the SEC in connection with the proposed reincorporation of the Company from California to Delaware and the proposed merger with Davis.

DAVIS PETROLEUM ACQUISITION CORP.
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014
(With Independent Auditor’s Report Thereon)

Independent Auditor's Report

To the Board of Directors of
Davis Petroleum Acquisition Corp.:

We have audited the accompanying consolidated financial statements of Davis Petroleum Acquisition Corp. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of income, stockholders’ equity and cash flows for the years then ended.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Davis Petroleum Acquisition Corp. and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Pricewaterhousecoopers LLP

Houston, Texas
April 5, 2016
PRICEWATERHOUSECOOPERS LLP, 1000 LOUSIANA STREET, SUITE 5800, HOUSTON, TX 77002-5678
T:  (713) 356-4000, F: (713) 356-4717, WWW.PWC.COM

DAVIS PETROLEUM ACQUISITION CORP.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31

	2015	2014
($ in thousands)
ASSETS
Current:
Cash	$4,064	$10,477
Accounts receivable	5,111	7,363
Joint interest advances paid	403	937
Derivative asset	1,711	8,098
Other current assets	877	7,457
Total current assets	12,166	34,332
Property, plant, and equipment:
Oil and gas properties - full cost method
Proved properties	426,320	408,799
Unevaluated properties	179	10,877
Other	9,034	9,034
Less: Accumulated depreciation, depletion, amortization and impairment	(392,086)	(331,727)
Total property, plant and equipment, net	43,447	96,983
Other assets	404	616
Long-term derivative asset	-	639
Deferred income taxes	1,426	11,881
TOTAL ASSETS	$57,443	$144,451
LIABILITIES
Current:
Accounts payable and accrued expenses	$4,716	$19,991
Oil and gas revenues and royalties payable	439	821
Joint interest advances received	475	598
Current portion of asset retirement obligations	185	1,822
Total current liabilities	5,815	23,232
Long-term debt	-	5,000
Asset retirement obligations	5,147	5,404
Other long-term liabilities	95	95
TOTAL LIABILITIES	11,057	33,731

Commitments and contingencies (Note 16)

STOCKHOLDERS' EQUITY
Common stock, par value $0.01 per share (authorized 400,100,000 shares; issued 223,584,069 and 223,523,434 as of December 31, 2015 and 2014, respectively)	2,236	2,235
Preferred stock, par value $0.01 per share (authorized 50,000,000 shares; issued 33,367,187 and 31,130,201 as of December 31, 2015 and 2014,	334	311
Treasury Stock, at cost; 72,111,216 and 71,622,528 shares at December 31, 2015 and 2014, respectively	(41,350)	(41,140)
Paid-in capital	207,284	205,144
Accumulated deficit	(122,118)	(55,830)
Total Stockholders' Equity	46,386	110,720
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$57,443	$144,451

See accompanying Notes to the Consolidated Financial Statements

DAVIS PETROLEUM ACQUISITION CORP.
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31

	2015	2014
($ in thousands)
REVENUES	$18,774	$58,694
EXPENSES
Lease operating and production costs	6,510	12,611
Production taxes	1,106	2,468
Depreciation, depletion and amortization	17,413	32,880
Impairment of oil and gas properties	42,947	-
General and administrative	7,807	9,938
Accretion expense	176	852
Other operating expenses	174	1,006
(Gain) on derivative instruments	(3,319)	(9,290)
Total expenses	72,814	50,465
INCOME (LOSS) FROM OPERATIONS	(54,040)	8,229
Other (income) and expense:
Interest and other income	(21)	(159)
Interest expense	578	1,226
Income (loss) before income taxes	(54,597)	7,162
Income tax expense (benefit) - current	6	(192)
Income tax expense - deferred	10,455	2,676
NET INCOME (LOSS)	$(65,058)	$4,678

Earnings Per Share
Basic	$(0.44)	$0.03
Diluted	$(0.44)	$0.03

Weighted Average Shares Outstanding (in thousands)
Basic	149,182	147,350
Diluted	181,145	177,178

See accompanying Notes to the Consolidated Financial Statements

DAVIS PETROLEUM ACQUISITION CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

	2015	2014
($ in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(65,058)	$4,678
Adjustments to reconcile net income to net cash provided
operating activities:
Depreciation, depletion and amortization	17,413	32,880
Amortization of debt issuance costs	210	122
Impairment of oil and gas properties	42,947	-
Net deferred income tax expense	10,455	2,676
Stock-based compensation expense	933	1,712
Accretion expense	176	852
Derivative instruments	(3,318)	(9,290)
Working capital changes:
Decrease in accounts receivable	2,804	1,808
Decrease in other current and long-term assets	6,583	951
(Decrease) increase in accounts payable and other current and
non-current liabilities	(5,307)	2,740
Increase (decrease) in oil and gas revenues payable	(382)	(3,280)
Increase (decrease) in joint interest advances	3,620	(3,203)
Net cash provided by operating activities	11,076	32,646
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions	(1,401)	(1,541)
Capital expenditures	(22,932)	(27,420)
Proceeds from the sale of properties	1,710	33,484
Divestments	-	3,721
Derivative settlements	10,344	(1,264)
Net cash provided by (used in) investing activities	(12,279)	6,980
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments on Senior Credit Facility	(15,000)	(40,000)
Borrowings on Senior Credit Facility	10,000	5,000
Treasury stock repurchases	(210)	(699)
Net cash used in financing activities	(5,210)	(35,699)
Net (decrease) increase in cash	(6,413)	3,927
Cash - beginning of the period	10,477	6,550
Cash - end of the period	$4,064	$10,477

See accompanying Notes to the Consolidated Financial Statements

DAVIS PETROLEUM ACQUISITION CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Preferred Stock	Treasury Stock	Paid-in Capital	Accumulated Deficit	Stockholders' Equity
($ in thousands)	Shares	Value
December 31, 2013	222,976	$2,237	$290	$(40,441)	$201,636	$(59,356)	$104,366
Net income	-	-	-	-	-	4,678	4,678
Payment of dividends in kind	-	-	21	-	1,131	(1,152)	-
Restricted stock grants, net of cancelations	547	(2)	-	-	2	-	-
Treasury stock - employee tax payment	-	-	-	(699)	-	-	(699)
Amortization of stock-based compensation	-	-	-	-	2,375	-	2,375
December 31, 2014	223,523	$2,235	$311	$(41,140)	$205,144	$(55,830)	$110,720
Net income	-	-	-	-	-	(65,058)	(65,058)
Payment of dividends in kind	-	-	23	-	1,207	(1,230)	-
Restricted stock grants, net of cancelations	61	1	-	-	-	-	1
Treasury stock - employee tax payment	-	-	-	(210)	-	-	(210)
Amortization of stock-based compensation	-	-	-	-	933	-	933
December 31, 2015	223,584	$2,236	$334	$(41,350)	$207,284	$(122,118)	$46,386

See accompanying Notes to the Consolidated Financial Statements

DAVIS PETROLEUM ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Organization and Nature of Business

Organization

Davis Petroleum Acquisition Corp. (“DPAC”) is a Delaware corporation formed on January 18, 2006, for the purpose of acquiring the common stock of Davis Petroleum Corp., Davis Offshore L.P. and Davis Petroleum Pipeline LLC.  In August 2014, the Company sold its interest in Davis Offshore L.P.  Hereinafter, Davis Petroleum Acquisition Corp. and its wholly-owned subsidiaries are collectively referred to as “Davis” or the “Company”.

Nature of Business

Davis is an independent private oil and gas exploration, development, acquisitions and production company.  The Company is focused primarily on opportunities in the Onshore Gulf Coast region of Louisiana and Texas, where it has developed significant technical, operational and commercial expertise.  Davis also regularly evaluates opportunities to expand its activities to other areas that may offer attractive exploration and development potential.

2.  Summary of Significant Accounting Policies

Principles of Consolidation and Reporting

The consolidated financial statements of the Company include the accounts of DPAC and its wholly-owned subsidiaries.  The Company proportionately consolidates its interests in oil and gas joint ventures.  All significant intercompany transactions have been eliminated in consolidation.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  The most significant estimates pertain to proved natural gas and crude oil reserves and related cash flow estimates used in impairment tests of oil and gas properties and other long-lived assets, estimates of future development costs, income taxes, valuation of derivative instruments, dismantlement and abandonment costs, valuation of assets acquired and liabilities incurred in business combinations, estimates relating to certain natural gas and crude oil revenues and expenses, as well as estimates of expenses related to stock-based compensation, legal, environmental, and other contingencies.  Actual results could differ from those estimates.

Cash

Cash includes cash on hand and on deposit and the carrying value approximates market value.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest.  The Company uses the specific identification method of providing allowances for doubtful accounts.  The Company does not have any off-balance-sheet credit exposure related to its customers.  In the normal course of business, collateral is not required for financial instruments with credit risk.

Oil and Gas Properties

The Company accounts for its oil and gas producing activities using the full cost method of accounting as prescribed by the Securities and Exchange Commission (SEC).  Accordingly, all costs incurred in the acquisition, exploration, and development of proved oil and gas properties, including the costs of abandoned properties, dry holes, geophysical costs, and annual lease rentals, are capitalized.  Internal costs that are directly related to finding and developing oil and gas properties are also capitalized.  The Company capitalized $1.5 million and $2.1 million of internal costs in 2015 and 2014, respectively.  All general corporate costs are expensed as incurred.  Sales or other dispositions of oil and gas properties are accounted for as adjustments to capitalized costs with no gain or loss recorded unless the relationship of cost to proved reserves would significantly change.  Depletion of evaluated oil and gas properties is computed on the units-of-production method based on proved reserves.  The net capitalized costs of proved oil and gas properties are subject to a quarterly full cost ceiling limitation in which the costs are not allowed to exceed their related estimated future net revenues using the twelve-month average of the first-day-of-the-month reference prices as adjusted for location and quality differentials and discounted at 10%, net of tax considerations.  Costs associated with unevaluated properties are excluded from the full cost pool until a determination is made as to whether proved reserves can be attributed to the related properties.  Unevaluated properties are evaluated periodically to determine whether the costs incurred should be reclassified to the full cost pool and thereby subject to amortization.

Capitalized Interest

The Company capitalizes interest on capital invested in long-term projects that are under development.  Upon commencement of production, capitalized interest, as a component of the total cost of the full cost pool, is depleted.  Capitalized interest is calculated by multiplying the weighted-average interest rate on debt by the amount of costs excluded.  There was no interest capitalized during the years ended December 31, 2015 and 2014.

Other Property, Plant, and Equipment

Other property, plant, and equipment is stated at the lower of cost or fair market value.  Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the respective assets.  The cost of normal maintenance and repairs is charged to operating expense as incurred.  Material expenditures which extend the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset.  The cost of other property, plant and equipment sold, or otherwise disposed of, and the related accumulated depreciation or amortization is removed from the accounts and any gains or losses are reflected in current operations.

In the event that facts and circumstances indicate that the carrying value of other plant, property and equipment may be impaired, an evaluation of recoverability is performed.  If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset’s carrying amount to determine if a write-down to market value (measured using discounted cash flows) is required.

Asset Retirement Obligations

The Company records a liability equal to the fair value of the estimated cost to retire an asset.  The asset retirement obligation (“ARO”) liability is recorded in the period in which the obligation meets the definition of a liability.  When an ARO liability is recorded, the Company increases the carrying amount of the related long-lived asset by an amount equal to the original liability.  The liability is then accreted to its expected value each period, and the capitalized cost is depreciated over the useful life of the long-lived asset.  Any difference between costs incurred upon settlement of an asset retirement obligation and the recorded liability is recognized as an increase or decrease to proved properties, similar to how the Company recognizes gains and losses on divested oil and gas properties.  The ARO is based on a number of assumptions requiring judgment.  The Company cannot predict the type of revisions to these assumptions that will be required in future periods or the availability of additional information, including prices for oil field services, technological changes, governmental requirements, and other factors.

Debt Issuance Costs

Debt issuance costs reflect the expenditures incurred in connection with obtaining and renewing the Company’s senior credit facility.  Such debt issuance costs are being amortized over the term of the credit facility to interest expense and had a carrying amount of $0 and $210.0 thousand at December 31, 2015 and 2014, respectively.  Amortization expense during the year ended December 31, 2015 and 2014 was $210.0 and $122.1 thousand, respectively.

Revenue Recognition

The Company recognizes oil and gas sales upon delivery to the purchaser (“sales method”).  Under the sales method, the Company and other joint owners may sell more or less than their entitled share of the natural gas volume produced.  Should the Company’s sales of natural gas exceed its share of estimated remaining recoverable reserves, a liability is recorded by the Company and revenue is deferred.  At December 31, 2015 and 2014, there were no material imbalance positions.

The Company records its share of revenues when collection is reasonably assured based on the volumes sold using contracted sales prices.  Sales prices for natural gas and crude oil are adjusted for transportation costs and other related deductions.  The transportation costs and other deductions are based on contractual or historical data and do not require significant judgment.  Subsequently, these deductions and transportation costs are adjusted to reflect actual charges based on third party documents.  Historically, these adjustments have been insignificant.  Since there is a ready market for natural gas and crude oil, the Company sells the majority of its products soon after production at various locations where title and risk of loss pass to the buyer.

Joint Interest Advances

The Company periodically requires other joint interest owners and is sometimes required by other joint interest owners to prepay expected future expenditures generally related to drilling and completion activities (joint interest advances).  When cash is received from other joint interest owners prior to costs being incurred, the Company records a liability.  When cash is paid to other joint interest owners prior to costs being incurred, the Company records an asset.

Royalty Payable

Royalty liabilities are recorded in the period in which the natural gas and crude oil are produced and such amounts are included in Oil and Gas Revenues and Royalties Payable on the Company’s Consolidated Balance Sheet.

Commodity Hedging Contracts and Other Derivatives

The Company periodically enters into derivative contracts to hedge future crude oil and natural gas production in order to mitigate the risk of market price fluctuations.  All derivatives are recognized on the balance sheet and measured at fair value.  The Company does not designate its derivative contracts as hedges, as defined in ASC 815, Derivatives and Hedging, and accordingly recognizes changes in the fair value of the derivatives currently in earnings (see Note 7 – Commodity Hedging Contracts and Other Derivatives).

Income Taxes

Income taxes are provided based on earnings reported for tax return purposes in addition to a provision for deferred income taxes.  Deferred income taxes are provided to reflect the tax consequences in future years of differences between the financial statement and tax bases of assets and liabilities.  A valuation allowance is established to reduce deferred tax assets if it is more likely-than-not that the related tax benefits will not be realized.

Stock-Based Compensation

The Company has a stock-based employee compensation plan which is described more fully in Note 14 – Stockholders’ Equity.  The Company uses the grant date fair value based method of accounting for stock-based compensation.  The Company recognizes compensation cost using the straight line method over the requisite service period for the entire award for its stock options and over the requisite service period for each separately vesting portion of restricted stock awards, as appropriate.

Treasury Stock

The Company records treasury stock purchases at cost.  Amounts are recorded as reductions to stockholders’ equity.  Shares of common stock are repurchased by the Company as they are surrendered by employees to pay withholding tax upon the vesting of restricted stock awards.

Environmental Costs

Environmental expenditures are expensed or capitalized, as appropriate, depending on their future economic benefit.  Expenditures that relate to an existing condition caused by past operations and that do not have future economic benefit are expensed.  Liabilities related to future costs are recorded on an undiscounted basis when environmental assessments and/or remediation activities are probable and the costs can be reasonably estimated.

New Accounting Requirements

In November 2015, the Financial Accounting Standards Board (FASB) issued guidance regarding the presentation of deferred income taxes in the balance sheet which requires that within a particular jurisdiction, deferred tax liabilities and assets, as well as any related valuation allowance, be offset and classified as a single noncurrent amount. The guidance is required for interim and annual periods beginning after December 15, 2016. However, early adoption is available and we have implemented this guidance at December 31, 2015.

In April 2015, the FASB issued guidance regarding the presentation of debt issuance costs in the financial statements which requires that debt issuance costs be presented as a reduction of the carrying value of the financial liability and not as a separate asset. The guidance requires retrospective adjustment to the balance sheet presentation and disclosures applicable for a change in an accounting principle. The guidance is effective for interim and annual periods beginning after December 15, 2015. We will adopt this guidance in the first quarter of 2016.

In August 2014, the FASB issued guidance regarding disclosures of uncertainties about an entity's ability to continue as a going concern. The guidance applies prospectively to all entities, requiring management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern and to disclose certain information when substantial doubt is raised. The guidance is effective for interim and annual periods beginning on or after December 15, 2016. We will adopt this guidance in the first quarter of 2017.

In May 2014, the FASB issued guidance regarding the accounting for revenue from contracts with customers. The guidance may be applied retrospectively or using a modified retrospective approach to adjust retained earnings (deficit). In July 2015, the FASB approved a one-year deferral of the effective date for this, guidance, which is now effective for interim and annual periods beginning on or after December 15, 2017. We are currently evaluating the impact of this guidance on our financial statements.

3. Accounts Receivable

At December 31, accounts receivable consisted of the following:

	2015	2014
($ in thousands)
Natural gas and crude oil sales	$4,286	$6,527
Joint interest billings	825	836
Less: allowance for doubtful accounts	-	-
Accounts receivable	$5,111	$7,363

4. Other Current Assets

At December 31, other current assets consisted of the following:

	2015	2014
($ in thousands)
Prepaid insurance	$153	$261
ARO receivable	-	7,196
Other	724	-
Total other current assets	$877	$7,457

In February 2015, the Company and one of its former partners completed the arbitration proceeding for a breach of contract claim under the Clipper Operating Agreement (‘Clipper’) against another former partner who withdrew from Clipper but was contractually obligated to fund a portion of the estimated future ARO expenditures relative to Clipper.

Davis claimed an award in the amount of $9,868 thousand.  The Arbitrator’s decision (the ‘Award’) was received on April 1, 2015 and awarded Davis $7,196 thousand.  The final ruling was received on July 28, 2015 and the settlement of $7,196 thousand plus interest of $112 thousand was received in August 2015.

The ARO receivable was reduced as a result of the Award, with the corresponding increase to the Company’s full cost pool.

5. Acquisitions and Divestments

Acquisitions

Effective August 1, 2015, the Company purchased an additional working interest in their Lac Blanc field for $1,401 thousand.

Divestments

During 2015, the Company sold its interests in the following fields:

●	Cat Spring - net proceeds of $74,640
●	Carter Estate #1 – net proceeds of $867,500
●	Overriding Royalty Interests (various) – net proceeds of $768,000
Pursuant to full cost accounting rules, no gain or loss was recognized on these sales.

During 2014, the Company sold its interest in Davis Offshore for $33,484 thousand.  No gain or loss was recognized on this sale.

6. Property, Plant, and Equipment, net

Oil and Gas Properties

The following table sets forth the capitalized costs and associated accumulated depreciation, depletion and amortization (including impairments), relating to the Company’s oil and gas production, exploration, and development activities at December 31:

	2015	2014
($ in thousands)
Proved properties	$426,320	$408,799
Less: accumulated depreciation, depletion, amortization and impairment	(384,729)	(324,960)
Proved properties, net	41,591	83,839

Unproved properties
Leasehold acquisition costs	-	4,596
Exploration and development	-	116
Unevaluated properties	179	6,165
Total unproved properties	179	10,877
Oil and gas properties, net	$41,770	$94,716

Under the full cost method, the Company is subject to quarterly calculations of a “ceiling” or limitation on the amount of costs associated with its oil and gas properties.  This ceiling limits such capitalized costs to the present value using a 10% discount rate of estimated future cash flows from proved oil and natural gas reserves reduced by future operating expenses, development expenditures, abandonment costs (net of salvage values) and estimated future income taxes thereon.  The ceiling calculation requires the Company to price its future oil and gas production at the twelve-month average of the first-day-of-the-month reference prices as adjusted for location and quality differentials.  In 2015 the Company recorded a $42.9 million ceiling test write-down.  There were no ceiling test limit write-downs required during 2014.

Due to the volatility of commodity prices, should oil and natural gas prices decline in the future, it is reasonably possible that future ceiling test write-downs could occur.

Costs Not Being Amortized

Costs not being amortized are transferred to the Company’s full cost pool as its drilling program is executed or costs are evaluated and deemed impaired.  The Company anticipates that these unevaluated costs will be included in the depletion computation over the next two years.  The Company is unable to predict the future impact on depletion rates.  A summary of the Company’s unevaluated properties by year incurred follows:

December 31, 2015	Year Incurred
($ in thousands)	2015	2014	2013 & Prior	Total
Leasehold acquisition costs	$-	$-	$-	$-
Exploration and development	-	-	-	-
Unevaluated reserves	179	-	-	-
Total unevaluated properties, at December 31, 2015	$179	$-	$-	$-

Other

Other property and equipment consists of the following:

	Useful	December 31,
	life (years)	2015	2014
($ in thousands)
Plants and pipeline systems	10	$4,599	$4,599
Buildings	10	179	179
Furniture and fixtures	1-7	667	667
Automobiles	3	158	158
Software and IT equipment	3-5	2,006	2,006
Leasehold improvements	5	1,425	1,425
		9,034	9,034
Less: accumulated depreciation and amortization		(7,357)	(6,767)
Other property and equipment, net		$1,677	$2,267

7. Commodity Hedging Contracts and Other Derivatives

The Company is exposed to various market risks, including volatility in oil and gas commodity prices and interest rates.  The level of derivative activity we engage in depends on our view of market conditions, available derivative prices and operating strategy.  A variety of derivative instruments, such as swaps, collars, puts, calls and various combinations of these instruments, may be utilized to manage exposure to the volatility of oil and gas commodity prices.  Currently, the Company does not use derivatives to manage its exposure to fluctuations in interest rates.

All derivative instruments are recorded on the balance sheet at fair value.  If a derivative does not qualify as a hedge or is not designated as a hedge, the changes in fair value, both realized and unrealized, are recognized in our income statement as (gains) loss on derivative instruments.  Cash flows are only impacted to the extent the actual settlements under the contracts result in the Company making a payment to or receiving a payment from the counterparty.  The Company’s derivative instruments in place are not classified as hedges for accounting purposes.

As of December 31, 2015, the Company had the following outstanding commodity derivative contracts, all of which settle monthly:

Period	Instrument Type	Average Daily Volumes	Average Fixed Price
2016	Natural Gas Swap	3,000 MMBtu	$ 4.05

Balance Sheet

At December 31, 2015 and 2014, the Company had the following outstanding commodity derivative contracts recorded in its consolidated balance sheets ($ in thousands):

		Estimated Fair Value
		Year Ended December 31,
Instrument Type	Balance Sheet Classification	2015	2014
Natural Gas/Crude Oil Swaps/Collars	Derivative asset - short-term	$1,710	$8,098
Natural Gas/Crude Oil Swaps/Collars	Derivative asset - long-term	-	639
Total derivative instruments		$1,710	$8,737

8. Fair Value Measurements of Assets and Liabilities

Authoritative guidance on fair value measurements defines fair value, establishes a framework for measuring fair value and stipulates the related disclosure requirements.  The Company follows a three-level hierarchy, prioritizing and defining the types of inputs used to measure fair value.

The three levels of the fair value hierarchy are as follows:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.  Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2 — Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.  Level 2 includes those financial instruments that are valued using models or other valuation methodologies.  These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures.  Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace.  Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, basis swaps, options, and collars.

Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources.  These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.
The Company’s commodity derivative instruments are recorded at fair value on a recurring basis in its consolidated balance sheets with fair value changes recorded in the consolidated statements of income.  The following table presents, for each fair value hierarchy level, the Company’s commodity derivative assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Recurring Fair Value Measures
	As of December 31, 2015
($ in thousands)	Level 1	Level 2	Level 3
Natural Gas Swaps	$-	$1,710	$-
Crude Oil Swaps		-
Total	$-	$1,710	$-

	Recurring Fair Value Measures
	As of December 31, 2014
($ in thousands)	Level 1	Level 2	Level 3
Natural Gas Swaps	$-	$3,195	$-
Crude Oil Swaps		5,542
Total	$-	$8,737	$-

Derivatives listed above are carried at fair value.  The fair value amounts on the consolidated balance sheets associated with the Company’s derivatives resulted from Level 2 fair value methodologies, which are based on observable market data for similar instruments.

This observable data includes the forward curve for commodity prices based on quoted markets prices and prospective volatility factors related to changes in commodity prices, as well as the credit standing of the counterparty involved, the impact of credit enhancements and the impact of the Company’s non-performance risk on derivative liabilities, or the non-performance risk of the Company’s counterparties on derivative assets, both of which are derived using credit default swap values.

Authoritative guidance also requires certain fair value disclosures for financial instruments other than derivatives, including the Company’s long-term debt.  There were no borrowings as of December 31, 2015.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and other payables approximate their respective fair market values due to their short maturities.

9. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following at December 31:

	2015	2014
($ in thousands)
Trade payables	$669	$3,639
Accrued expenses	4,047	16,352
Total accounts payable	$4,716	$19,991

10. Income Taxes

The provision for income taxes for the years ending December 31 follows:

	2015	2014
($ in thousands)
Current Expense (Benefit)
Federal	$-	$4
State	6	(196)
Deferred Expense (Benefit)
Federal	11,060	2,585
State	(605)	91
Total provision	$10,461	$2,484

A reconciliation of the federal statutory income tax rate to the effective income tax rate for the years ended December 31 follows:

	2015	2014
U.S. statutory rate	35.00%	35.00%
Valuation allowance	-55.25%	0.00%
State return to provision (net of federal benefit)	0.00%	-2.97%
State income taxes (net of federal benefit)	1.10%	2.48%
Other	-0.01%	0.19%
Effective rate	-19.16%	34.70%

Deferred income tax (liabilities) assets at December 31 follows:

($ in thousands)	2015	2014
Deferred income tax liabilities
Property, plant and equipment	$-	$7,014
Financial accruals and other	566	3,020
	566	10,034
Deferred income tax assets
Net operating loss carryforward	(21,523)	(20,237)
Property, plant and equipment	(9,965)	-
Stock based compensation	(1,802)	(1,678)
Valuation allowance	31,298	-
Deferred income taxes, net	$(1,426)	$(11,881)

At December 31, 2015, the Company had a deferred tax asset related to federal and state net operating loss carryforwards of approximately $54.0 million which expire between 2027 and 2035.  There are no limitations on their annual usage.  Realization of the deferred tax asset is dependent, in part, on generating sufficient taxable income prior to expiration of the loss carryforwards.  At December 31, 2015, the Company has recorded a full valuation allowance against its Federal and Louisiana net deferred tax asset of $31.3 million because the Company believes it is more likely than not that the asset will not be utilized based on losses over the most recent three-year period.  At December 31, 2015 the Company has not recorded a valuation allowance against its Texas net deferred tax asset of $1.4 million based on its assessment of several factors, including a history of paying Texas Margins tax and projected future Texas Margins tax expense.  At December 31, 2015, the Company does not have any unrecognized tax benefits and does not anticipate any unrecognized tax benefits during the next twelve months.  The Company did not incur any income tax deficiencies during fiscal year 2014 or 2015, and therefore has not had any interest or penalties assessed during the years ended December 31, 2014 or 2015. The tax years of the Company that remain subject to examination by the Internal Revenue Service and other income tax authorities are fiscal years 2011, 2012, 2013, 2014 and 2015.

11.  Long-term Debt

Long-term debt at December 31 consisted of the following:

	2015	2014
($ in thousands)
Senior Credit Facility	$-	$5,000
Total debt	-	5,000
Less: current maturities	-	-
Total long-term debt	$-	$5,000

Senior Credit Facility

In December 2008, the Company amended and restated its senior credit agreement (the “Senior Credit Facility”) with a financial institution.  The Senior Credit Facility was amended to increase the total capacity from $50 million to $125 million, subject to borrowing base limitations, and extend the term an additional four years.  In April 2011, the Senior Credit Facility was amended to add an additional lender. In January 2013, the Company completed the Second Amendment to Amended and Restated Credit Agreement.  This amendment extended the maturity date to January 4, 2016 and in July 2015, it was extended until July 6, 2016.

The borrowing base is determined at least semiannually using the bank’s usual and customary criteria for oil and gas reserve valuation, and at December 31, 2015 and 2014 was $24 million and $35 million, respectively.

Additionally, the Senior Credit Facility permits the issuance of letters of credit up to the remaining capacity of the Senior Credit Facility.  All outstanding amounts owed under the Senior Credit Facility become due and payable no later than the final maturity date of July 6, 2016, and are subject to acceleration upon the occurrence of events of default which the Company considers usual and customary for an agreement of this type.

Revolving tranches under the Senior Credit Facility bear interest, at the Company’s election, at a prime rate or LIBOR rate, plus in each case an applicable margin.  In addition, a commitment fee is payable on the unused portion of the lender’s commitment.  The Company incurred commitment fees of $107 thousand and $165 thousand during 2015 and 2014, respectively.  The applicable interest rate margin varies from 1.25% to 2.00% in the case of borrowings based on the prime rate, and from 2.25% to 3.00% in the case of borrowings based on the LIBOR rate, depending on the utilization level in relation to the borrowing base.

For the years ended December 31, 2015 and 2014, the weighted average interest rate on the Senior Credit Facility was 3.67% and 4.12%, respectively.

The Senior Credit Facility is collateralized by mortgages on substantially all of the Company’s oil and gas properties and contains customary financial and other covenants, the most restrictive of which requires the Company’s ratio of consolidated current assets to consolidated current liabilities to be no less than 1.00 to 1.00 at the end of any quarter.  In addition, the Company is subject to covenants limiting dividends, transactions with affiliates, incurrence of debt, changes of control, asset sales, affirmative representations regarding the absence of material adverse changes, and liens on properties.  The Company was in compliance with all debt covenants at December 31, 2015 and 2014.

12.  Asset Retirement Obligations

The majority of the Company’s asset retirement obligations relate to plugging and abandoning oil and gas wells and related equipment.  The following table reflects the changes in the Company’s asset retirement obligations during the years ended December 31:

($ in thousands)	2015	2014
Asset retirement obligations at beginning of period	$7,226	$27,447
Liabilities incurred during the period	1,079	415
Liabilities settled during the period (1)	(2,906)	(20,957)
Current period accretion expense	176	852
Revisions in estimated cash flows	(243)	(531)
Asset retirement obligations at end of period	$5,332	$7,226
Less: current portion	(185)	(1,822)
Non-current portion	$5,147	$5,404

(1) Includes ARO's sold as part of disposition in 2014

13.  Significant Concentrations

In 2015, approximately 38 percent of the Company’s natural gas, oil, and NGL production was transported and processed through pipeline and processing systems owned by CrossTex Energy Partners.  The Company takes steps to mitigate these risks through identification of alternative pipeline transportation.  The Company expects to continue to transport a substantial portion of its future natural gas production through these pipeline systems.

During the years ended December 31, 2015, and 2014, sales to four customers accounted to approximately 84 percent and sales to five customers accounted to approximately 85 percent, respectively, of the Company’s total revenues.  Management believes that the loss of these customers would not have a material adverse effect on its results of operations or its financial position since the market for the Company’s production is highly liquid with other willing buyers.

Substantially all of the Company’s accounts receivable at December 31, 2015 and 2014 were from sales of natural gas and crude oil as well as joint interest billings to third party companies also in the oil and gas industry.  At December 31, 2015, there were four customers that represented approximately 75 percent of the Company’s accounts receivable balance.  At December 31, 2014, there were 10 customers that represented approximately 56% of the Company’s accounts receivable balance.  This concentration of customers and joint interest owners may impact the Company’s overall credit risk, either positively or negatively, in that these entities may be similarly affected by changes in economic or other conditions.

14.  Stockholders’ Equity

Stock Compensation Plans

Davis provides an incentive plan for the issuance of restricted stock and stock options (the “Plan”).  The purpose of the Plan is to enable the Company to obtain and retain the services of selected persons considered essential to the long-range success of the Company by offering them an opportunity to become owners of the Common Stock of the Company through restricted stock and stock option grants.  Stock options may be granted to officers, directors and key employees at or above fair market value on the date of grant, vest ratably over three to five years, and have a term of ten years.  Fair market value is the simple average of the value that each of the Company’s three major investors independently calculated as being representative of the value of their Company stock at the date of grant.  The total number of shares of the Company’s Common Stock for which awards under the Plan may be granted is 28,500,000.  At December 31, 2015, there were 4,008,383 shares available for grant under the Plan.

Restricted Shares

The Company has issued 21,701,127 shares of restricted stock from the Plan of which 12,825,427 shares and 11,597,459 shares were vested at December 31, 2015 and 2014, respectively.  Of those restricted shares vested at December 31, 2015, a total of 4,978,572 shares were returned to the Company in cashless transactions to pay taxes on vested restricted stock and are accounted for as treasury shares, and 569,600 shares were canceled upon employee resignations and terminations.  The Company issued 126,635 shares of restricted stock during the year ended December 31, 2015 with a grant date fair value of $69 thousand.  The restrictions on certain restricted stock generally lapse within four years from the date of grant.  Related compensation expense recorded for the year ended December 31, 2015 was $553 thousand.  The Company entered in a merger agreement on February 10, 2016 (See Footnote 19). The merger will result in the termination of employees over the time period from the date the merger agreement was signed through the closing of the merger and will result in the vesting of 4.7 million shares of restricted stock and the recognition of approximately $998 thousand restricted stock expenses.

Stock Options

The Company’s stock option activity follows:

	Options	Weighted average exercise price
December 31, 2013	7,893,651	$0.85
Canceled and forfeited	(257,737)	0.88
December 31, 2014	7,635,914	$0.85
Canceled and forfeited	(841,404)	1.28
December 31, 2015	6,794,510	$0.80

The following table summarizes information related to stock options outstanding and exercisable at December 31, 2015:

Options Outstanding			Options Exercisable
Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
4,000,000	$0.68	7.4	2,666,667	$0.68
1,450,000	0.73	3.7	1,450,000	0.73
200,000	0.76	4.6	200,000	0.76
200,000	0.78	4.3	200,000	0.78
200,000	0.96	6.7	150,000	0.96
496,001	1.00	0.4	496,001	1.00
248,509	2.50	0.5	248,509	2.50
6,794,510	$0.80	5.7	5,411,177	$0.82

The Company uses the Black-Scholes option pricing model to calculate the fair value of its stock options.  Because the Company’s stock is not publicly traded, the expected term and volatility used to value its options are based on the expected volatilities and terms of similar companies with publicly traded stock.  During the years ended December 31, 2015 and 2014, the Company recognized expense of $380 thousand and $394 thousand (net of $75 thousand capitalized), respectively, related to employee stock options.

Total share-based compensation expense recognized for the year ended December 31, 2015 and 2014 was $933 thousand and $1,712 thousand, respectively, and is reflected in general and administrative expenses in the Consolidated Income Statement.  The Company expects to recognize $1,165 thousand for the year ended December 31, 2016.

Series A Convertible Preferred Stock and Common Stock Redemption

On March 8, 2013, the Company issued 27,442,727 shares of Series A Convertible Preferred Stock (“Preferred Stock”) providing for cumulative dividends of 7% per annum, payable in-kind, for $15.1 million in proceeds.  Proceeds from the issuance of the Series A Convertible Preferred Stock, along with $14 million in borrowings under the Senior Credit Facility and available cash were used to purchase 65,672,512 million shares of the Company’s common stock in March 2013.  During 2015 and 2014, the Company issued 2,236,986 and 2,087,014 shares of Preferred Stock, respectively, as paid in-kind dividends and as of December 31, 2015, there are 33,367,187 shares of preferred stock outstanding.

15.  Earnings Per Share

Basic earnings per common share is computed by dividing net income (loss) attributable to common stock by the weighted average number of common shares outstanding during each year.  The diluted earnings per share calculation adds to the weighted average number of common shares outstanding: the incremental shares that would have been outstanding assuming the exercise of dilutive stock options, the vesting of unvested restricted shares of common stock and the assumed conversion of convertible preferred stock.

	2015	2014

Net income (loss)	$(65,058)	$4,678

Weighted average common shares - Basic	149,182	147,350
Effect of exercise of stock options (1)	-	-
Effective of conversion of preferred stock	31,963	29,828
Weighted average common shares - Diluted	181,145	177,178

Earnings (loss) per common share
Basic	$(0.44)	$0.03
Diluted	$(0.44)	$0.03

There were 6,795 thousand and 7,686 thousand stock options in 2015 and 2014, respectively that were not included in the diluted shares outstanding as they were all out-of-the money.

16.  Retirement Benefits

The Company has a discretionary defined contribution savings plan (“401(k) Plan”).  Under the 401(k) Plan, an employee may elect to contribute from 1 to 100 percent of eligible compensation subject to Internal Revenue Service limits.  As of January 1, 2011, the employer match is calculated as 100 percent of the employee’s elective deferrals each payroll period up to 6 percent of eligible compensation each payroll period subject to Internal Revenue Service limits.  The Company contributed approximately $169 thousand and $198 thousand to this plan for the years ended December 31, 2015 and 2014, respectively.

17.  Commitments and Contingent Liabilities

Lease Obligations and Other Commitments

The Company has an operating lease for office space.  The Company incurred lease rental expense of $422 thousand and $431 thousand during the years ended December 31, 2015 and 2014, respectively.

Future minimum annual rental commitments under non-cancelable leases at December 31, 2015 follow:

(In thousands)
2016	194
2017	-
2018	-
2019	-
Thereafter	-
Total	$194

18.  Supplemental Cash Flow Information

The following is additional information concerning supplemental disclosures of cash payments and non-cash investing and financing activities:

	Year ended December 31, 2015	Year ended December 31, 2014
(In thousands)
Cash paid for interest, net of amounts capitalized	$362	$1,119
Non-cash additions to asset retirement obligations	836	(116)
Change in accrued capital expenditures	13,730	11,444

19. Subsequent Events

On February 10, 2016 the Company entered into a definitive merger agreement with Yuma Energy Inc. (“Yuma”).   Under the terms of the definitive agreement, Yuma will reincorporate in Delaware, implement a one-for-ten reverse split of its common stock, and convert each share of its existing Series A preferred stock into 35 shares of common stock prior to giving effect for the reverse split (3.5 shares post reverse split). Following these actions, Yuma will issue additional shares of common stock in an amount sufficient to result in approximately 61.1% of the common stock being owned by the current common stockholders of Davis. In addition, Yuma will issue approximately 3.3 million shares of a new Series D preferred stock to existing Davis preferred stockholders, which is estimated to have a conversion price of approximately $5.70 per share, after giving effect for the reverse split. The Series D preferred stock is estimated to have a liquidation preference of approximately $18.7 million at closing, and will be paid dividends in the form of additional Series D preferred stock at a rate of 7% per annum

The merger will result in the termination of employees from the date the merger agreement was signed through the closing of the merger.  On April 1, 2016 the Company terminated a group of  employees and $716 thousand of restricted stock expense was recognized.

The Company has evaluated events subsequent to December 31, 2015 through the date these financial statements are available to be issued on April 5, 2016.

DAVIS PETROLEUM ACQUISITION CORP.
SUPPLEMENTAL OIL AND GAS DISCLOSURES (UNAUDITED)

Oil and Natural Gas Exploration and Production Activities

Oil and natural gas sales reflect the market prices of net production sold or transferred with appropriate adjustments for royalties, net profits interest, and other contractual provisions.  Lease operating expenses include lifting costs incurred to operate and maintain productive wells and related equipment including such costs as operating labor, repairs and maintenance, materials, supplies, and fuel consumed.  Production taxes include production and severance taxes.  Depletion of oil and natural gas properties relates to capitalized costs incurred in acquisition, exploration, and development activities.  Results of operations do not include interest expense and general corporate amounts.

Costs Incurred and Capitalized Costs

The costs incurred in oil and natural gas acquisition, exploration, and development activities follow:

	Year ended December 31, 2015	Year ended December 31, 2014
(In thousands)
Costs incurred for the year:
Exploration (including geological and geophysical costs)	$-	$298
Development	3,847	33,724
Acquisition of proved properties, net	1,401	3,918
Capitalized salaries	1,502	2,737
Lease acquisition costs, net of recoveries	899	951
Costs incurred before estimated asset retirement obligations	7,649	41,628
Estimated asset retirement obligations incurred, net of revisions	-	(339)
Total costs incurred	$7,649	$41,289

Results of operations for natural gas and crude oil producing activities, which exclude processing and other activities, corporate general and administrative expenses, and straight-line depreciation expense, were as follows:

	Year ended December 31, 2015	Year ended December 31, 2014
(In thousands)
Revenues	$18,774	$58,663

Operating costs:
Depreciation, depletion, amortization and impairment	59,769	28,442
Lease operating expenses	6,510	12,678
Production taxes	1,112	2,467
Accretion expense	176	852
Income tax provision	-	4,073
Results of operations	$(48,793)	$10,151

Amortization rate per mcfe	$3.66	$4.20

DAVIS PETROLEUM ACQUISITION CORP.
SUPPLEMENTAL OIL AND GAS DISCLOSURES (UNAUDITED)

Oil and Natural Gas Reserves and Related Financial Data

The following tables present the Company’s independent petroleum consultants’ estimates of proved oil, natural gas liquids (“Ngl”) and natural gas reserves, all of which are located in the United States of America.  The Company emphasizes that reserves are estimates that are expected to change as additional information becomes available.  Reservoir engineering is a subjective process of estimating underground accumulations of oil, natural gas liquids and natural gas that cannot be measured in an exact way and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment.

Proved reserves are estimated quantities of natural gas, natural gas liquids and crude oil which geological and engineering data indicate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.  Proved developed reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

	Oil (bbls)	Ngl (bbls)	Gas (mcf)	Boe
Proved reserves at December 31, 2013	3,771,300	681,300	14,611,100	6,887,700
Revisions of previous estimates	(712,200)	380,500	344,400	(274,300)
Extension, discoveries and other additions	757,300	171,800	1,734,000	1,218,100
Purchases of minerals in place	-	-	-	-
Sales of minerals in place	(1,410,300)	(76,500)	(864,200)	(1,630,800)
Production	(410,200)	(439,700)	(3,174,800)	(1,379,000)
Proved reserves at December 31, 2014	1,995,900	717,400	12,650,500	4,821,700
Revisions of previous estimates	(871,200)	14,100	3,711,100	(238,600)
Extension, discoveries and other additions	261,200	403,600	2,132,100	1,020,200
Purchases of minerals in place	12,800	25,100	516,600	124,000
Sales of minerals in place	(21,300)	(2,300)	(945,100)	(181,100)
Production	(209,500)	(129,700)	(2,547,300)	(763,800)
Proved reserves at December 31, 2015	1,167,900	1,028,200	15,517,900	4,782,400

Proved developed reserves
December 31, 2013	1,679,000	488,500	12,203,700	4,201,500
December 31, 2014	1,084,900	579,400	11,901,600	3,647,900
December 31, 2015	703,400	604,300	10,464,300	3,051,700

Proved undeveloped reserves
December 31, 2013	2,092,300	192,800	2,407,200	2,686,300
December 31, 2014	911,000	138,000	748,900	1,173,800
December 31, 2015	464,500	423,900	5,053,600	1,730,700

From January 1, 2014 to December 31, 2014 Davis proved reserves decreased by 2,066,000 Boe, a change of 30%.  Davis had 1,379,000 Boe of production during the year.  In 2014, Davis completed the sale of most of its offshore assets, totaling 1,630,878 Boe.  Successful drilling at El Halcón and Chalktown increased PUD reserves by 1,078,354 Boe due to extensions, and a discovery at the Cat Spring field added another 139,838 Boe of PUD reserves.  Partially offsetting the increases were downward revisions in producing wells at Chalktown and El Halcón. Downward revisions of 553,373 Boe of proved reserves were a result of forecast decreases based on well performance and production history at the El Halcón and Chalktown fields as offset by a forecast increase at the Lac Blanc field.

From January 1, 2015 to December 31, 2015 Davis proved reserves decreased by 39,300 Boe, a change of less than 1%.  Davis had 763,800 Boe of production during the year. Extensions of discoveries resulting from successful drilling in the Chalktown field added 1,020,200 Boe of PUD reserves.  Partially offsetting the Chalktown extensions were downward revisions of 464,306 Boe in proved reserves from a pilot downspaced drilling program that did not perform as well as expected. In the second half of 2015, Davis’ technical work focused on the high-valued Lac Blanc and high-potential Cameron Canal fields.  Davis’ geological, geophysical and reservoir engineering reinterpretations resulted in upward revisions of 555,761 Boe of proved developed reserves at the Lac Blanc field and 538,521 Boe of proved undeveloped reserves at the Cameron Canal field. Commodity price reductions resulted in a downward revision to PUD reserves of 827,107 Boe as uneconomic undeveloped locations in the El Halcón field were dropped from PUD reserves.  Low prices also resulted in a downward revision of 170,179 Boe of proved developed reserves due to wells in the Vinceburg field in Galveston Bay reaching their economic limit. These revisions, together with other insignificant revisions adding approximately 128,600 Boe of proved reserves, resulted in a total net reduction in proved reserves of 238,600 Boe.  The purchase of a partner’s interests in the Lac Blanc field added 124,000 Boe of proved developed reserves, and sales of minor assets at Kings Bayou, Cat Spring and Eagle Bay reduced proved developed reserves by 181,117 Boe.

DAVIS PETROLEUM ACQUISITION CORP.
SUPPLEMENTAL OIL AND GAS DISCLOSURES (UNAUDITED)

The twelve-month unweighted arithmetic average of the first-day-of-the-month reference prices used in the Company’s reserve estimates at December 31, 2015 and 2014 were $ 2.59/Mmbtu and $50.28/Bbl (West Texas Intermediate) and $4.35/Mmbtu and $94.99/Bbl (West Texas Intermediate) respectively, for natural gas and oil, respectively.

Standardized Measure of Discounted Future Net Cash Flows

The following table presents a standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves.  Future cash flows were computed by applying year-end prices of oil and natural gas, which are adjusted for applicable transportation and quality differentials, to the estimated year-end quantities of those reserves.  Future production and development costs were computed by estimating those expenditures expected to occur in developing and producing the proved oil and natural gas reserves at the end of the year, based on year-end costs.  Actual future cash flows may vary considerably, and the standardized measure does not necessarily represent the fair value of the Company’s oil and natural gas reserves.

Standardized Measure - Year Ended	2015	2014
($ in thousands)
Future cash inflows	$112,449	$268,960
Less related future:
Production costs	38,404	80,726
Development costs	21,947	42,727
Income taxes	-	-
Future net cash flows	52,098	145,507
10% annual discount for estimated timing of cash flows	(11,118)	(43,836)
Standardized measure of discounted future net cash flows	$40,980	$101,671

A summary of the changes in the standardized measure of discounted future net cash flows applicable to proved natural gas and crude oil reserves follows:

Summary of Changes - Year Ended	2015	2014
($ in thousands)
January 1	$101,671	$174,699
Net change in sales and transfer prices and in production (lifting)
costs related to future production	(66,321)	(25,805)
Net change due to revisions in quantity estimates	(12,951)	(13,702)
Net change due to extensions, discoveries and improved recovery	3,534	29,291
Purchases of reserves in place	1,062	-
Sales of reserves in place	(2,784)	(58,220)
Accretion of discount	10,167	18,299
Sales and transfers of oil and gas produced during the period	(10,769)	(43,567)
Net change in income taxes	-	8,289
Changes in estimated future development costs	15,322	8,669
Other	2,049	3,718
Net change	(60,691)	(73,028)
December 31	$40,980	$101,671

DAVIS PETROLEUM ACQUISITION CORP.
CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2016

DAVIS PETROLEUM ACQUISITION CORP.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30,	December 31,
	2016	2015
($ in thousands)
ASSETS
Current:
Cash	$2,432	$4,064
Accounts receivable	3,215	5,111
Joint interest advances paid	253	403
Derivative asset	362	1,711
Other current assets	919	877
Total current assets	7,181	12,166
Property, plant, and equipment:
Oil and gas properties - full cost method
Proved properties	436,697	426,320
Unevaluated properties	179	179
Other	9,034	9,034
Less: Accumulated depreciation, depletion, amortization and impairment	(414,237)	(392,086)
Total property, plant and equipment, net	31,673	43,447
Other assets	404	404
Deferred income taxes	1,453	1,426
TOTAL ASSETS	$40,711	$57,443
LIABILITIES
Current:
Accounts payable and accrued expenses	$3,094	$4,716
Current portion of long-term debt	9,000	-
Oil and gas revenues and royalties payable	620	439
Joint interest advances received	144	475
Current portion of asset retirement obligations	912	185
Total current liabilities	13,770	5,815
Asset retirement obligations	4,753	5,147
Other long-term liabilities	95	95
TOTAL LIABILITIES	18,618	11,057

STOCKHOLDERS' EQUITY
Common stock, par value $0.01 per share (authorized 400,100,000 shares; issued 224,084,069 and 223,584,069 as of June 30, 2016 and December 31, 2015, respectively)	2,241	2,236
Preferred stock, par value $0.01 per share (authorized 50,000,000 shares; issued 34,542,001 and 33,367,187 as of June 30, 2016 and December 31, 2015, respectively)	345	334
Treasury Stock, at cost; 73,905,842 at June 30, 2016 and December 31, 2015	(41,740)	(41,350)
Paid-in capital	210,914	207,284
Accumulated deficit	(149,667)	(122,118)
Total Stockholders' Equity	22,093	46,386
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$40,711	$57,443

See accompanying Notes to the Consolidated Financial Statements

DAVIS PETROLEUM ACQUISITION CORP.
CONSOLIDATED INCOME STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
($ in thousands)
REVENUES	$3,363	$6,764	$5,549	$12,329
EXPENSES
Lease operating and production costs	820	1,436	1,647	3,493
Production taxes	259	392	399	710
Depreciation, depletion and amortization	1,921	4,822	3,631	10,335
Impairment of oil and gas properties	7,817	6,570	18,519	6,570
General and administrative	5,471	2,384	7,842	5,070
Accretion expense	55	46	107	93
Other operating expense (income)	(76)	284	(56)	244
(Gain) loss on derivative instruments	745	1,429	289	(267)
Total expenses	17,012	17,363	32,378	26,248
LOSS FROM OPERATIONS	(13,649)	(10,599)	(26,829)	(13,919)
Other (income) and expense:
Interest and other income	(13)	(16)	(13)	(16)
Other expenses, net	-	1	-	1
Interest expense	71	226	114	305
Loss before income taxes	(13,707)	(10,810)	(26,930)	(14,209)
Income tax benefit- deferred	(30)	(3,730)	(27)	(4,913)
NET LOSS	$(13,677)	$(7,080)	$(26,903)	$(9,296)

Earnings Per Share
Basic	$(0.09)	$(0.05)	$(0.18)	$(0.06)
Diluted	$(0.09)	$(0.05)	$(0.18)	$(0.06)

Weighted Average Shares Outstanding (in thousands)
Basic	150,041	149,103	150,063	148,649
Diluted	150,041	149,103	150,063	148,649

See accompanying Notes to the Consolidated Financial Statements

DAVIS PETROLEUM ACQUISITION CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30
(Unaudited)

	2016	2015
($ in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(26,903)	$(9,296)
Adjustments to reconcile net income to net cash provided
operating activities:
Depreciation, depletion and amortization	3,631	10,335
Impairment of oil and gas properties	18,519	6,570
Net deferred income tax benefit	(27)	(4,913)
Stock-based compensation expense	1,285	559
Accretion expense	107	93
Derivative instruments	289	267
Working capital changes:
Decrease in accounts receivable	1,360	1,443
Increase in other current and long-term assets	(42)	(1,786)
Decrease in accounts payable, accrued expenses and
other non-current liabilities	(646)	(5,187)
Decrease (increase) in oil and gas revenues payable	181	(390)
Decrease (increase) in joint interest advances	(179)	982
Net cash used in operating activities	(2,425)	(1,323)
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(8,877)	(18,969)
Derivative settlements	1,060	4,673
Net cash used in investing activities	(7,817)	(14,296)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on Senior Credit Facility	9,000	10,000
Treasury stock repurchases	(390)	(210)
Net cash provided by financing activities	8,610	9,790
Net decrease in cash	(1,632)	(5,829)
Cash - beginning of the period	4,064	10,477
Cash - end of the period	$2,432	$4,648

See accompanying Notes to the Consolidated Financial Statements

DAVIS PETROLEUM ACQUISITION CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Unaudited)

	Common Stock		Preferred Stock	Treasury Stock	Paid-in Capital	Accumulated Deficit	Stockholders' Equity
($ in thousands)	Shares	Value
December 31, 2015	223,584	$2,236	$334	$(41,350)	$207,284	$(122,118)	$46,386
Net loss	-	-	-	-	-	(26,903)	(26,903)
Payment of dividends in kind	-	-	11	-	635	(646)	-
Restricted stock grants, net of cancelations	500	5	-	-	2,772	-	2,777
Treasury stock - employee tax payment	-	-	-	(390)	-	-	(390)
Amortization of stock-based compensation	-	-	-	-	223	-	223
June 30, 2016	224,084	$2,241	$345	$(41,740)	$210,914	$(149,667)	$22,093

See accompanying Notes to the Consolidated Financial Statements

DAVIS PETROLEUM ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

Organization and Nature of Operations

Davis Petroleum Acquisition Corp. (“DPAC”) is a Delaware corporation formed on January 18, 2006, for the purpose of acquiring the common stock of Davis Petroleum Corp., Davis Offshore L.P. and Davis Petroleum Pipeline LLC.  In August 2014, the Company sold its interest in Davis Offshore L.P.  Hereinafter, Davis Petroleum Acquisition Corp. and its wholly-owned subsidiaries are collectively referred to as “Davis” or the “Company”.

Davis is an independent private oil and gas exploration, development, acquisitions and production company.  The Company is focused primarily on opportunities in the Onshore Gulf Coast region of Louisiana and Texas, where it has developed significant technical, operational and commercial expertise.  Davis also regularly evaluates opportunities to expand its activities to other areas that may offer attractive exploration and development potential.

On February 10, 2016 the Company entered into a definitive merger agreement with Yuma Energy Inc. (“Yuma”).   Under the terms of the definitive agreement, Yuma will reincorporate in Delaware, implement a one-for-ten reverse split of its common stock, and convert each share of its existing Series A preferred stock into 35 shares of common stock prior to giving effect for the reverse split (3.5 shares post reverse split). Following these actions, Yuma will issue additional shares of common stock in an amount sufficient to result in approximately 61.1% of the common stock being owned by the current common stockholders of Davis. In addition, Yuma will issue approximately 3.3 million shares of a new Series D preferred stock to existing Davis preferred stockholders, which is estimated to have a conversion price of approximately $5.70 per share, after giving effect for the reverse split. The Series D preferred stock is estimated to have a liquidation preference of approximately $18.7 million at closing, and will be paid dividends in the form of additional Series D preferred stock at a rate of 7% per annum

Principles of Consolidation and Reporting

The interim consolidated financial statements of the Company are unaudited and include the accounts of DPAC and its wholly-owned subsidiaries.  The year-end condensed balance sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.  The Company proportionately consolidates its interests in oil and gas joint ventures.  All significant intercompany transactions have been eliminated in consolidation.  In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement, have been included. Management has made certain estimates and assumptions that affect reported amounts in the condensed consolidated financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  The most significant estimates pertain to proved natural gas and crude oil reserves and related cash flow estimates used in impairment tests of oil and gas properties and other long-lived assets, estimates of future development costs, income taxes, valuation of derivative instruments, dismantlement and abandonment costs, valuation of assets acquired and liabilities incurred in business combinations, estimates relating to certain natural gas and crude oil revenues and expenses, as well as estimates of expenses related to stock-based compensation, legal, environmental, and other contingencies.  Actual results could differ from those estimates.

New Accounting Requirements

In March 2016, the Financial Accounting Standards Board (FASB) issued guidance regarding the simplification of share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2017, and interim periods beginning after December 15, 2018 with early adoption permitted for private entities.  The guidance is effective for annual and interim periods beginning after December 31, 2016 with early adoption permitted for public entities. We are currently evaluating the impact of this guidance on our financial statements.

In February 2016, the FASB issued guidance regarding the accounting for leases. The guidance requires recognition of most lease assets and liabilities by lessees for those leases classified as operating leases. The guidance requires lessees and lessors to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The guidance is effective for interim and annual periods beginning after December 15, 2019 for private entities and after December 15, 2018 for public entities. We are currently evaluating the impact of this guidance on our financial statements.

In January 2016, the FASB issued guidance regarding several broad topics related to the recognition and measurement of financial assets and liabilities. The guidance is effective for annual periods beginning after December 31, 2018 and interim periods beginning after December 15, 2019 for private entities.  The guidance is effective for interim and annual periods beginning after December 15, 2017 for public entities. We are currently evaluating the impact of this guidance on our financial statements.

In August 2014, the FASB issued guidance regarding disclosures of uncertainties about an entity's ability to continue as a going concern. The guidance applies prospectively to all entities, requiring management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern and to disclose certain information when substantial doubt is raised. The guidance is effective for interim and annual periods beginning on or after December 15, 2016. We will adopt this guidance in the first quarter of 2017.  We are currently evaluating the impact of this guidance on our financial statements.

In May 2014, the FASB issued guidance regarding the accounting for revenue from contracts with customers. The guidance may be applied retrospectively or using a modified retrospective approach to adjust retained earnings (deficit). In July 2015, the FASB approved a one-year deferral of the effective date for this guidance, which is now effective for annual periods after December 15, 2018 and interim periods after December 15, 2019 for private entities and effective for interim and annual periods beginning on or after December 15, 2017 for public entities. We are currently evaluating the impact of this guidance on our financial statements.

2. Accounts Receivable

Accounts receivable consisted of the following:

	June 30,	December 31,
	2016	2015
($ in thousands)
Natural gas and crude oil sales	$2,735	$4,286
Joint interest billings	480	825
Less: allowance for doubtful accounts	-	-
Accounts receivable	$3,215	$5,111

3. Other Current Assets

Other current assets consisted of the following:

	June 30,	December 31,
	2016	2015
($ in thousands)
Prepaid insurance	$41	$153
Other	878	724
Total other current assets	$919	$877

4. Property, Plant, and Equipment, net

Oil and Gas Properties

The following table sets forth the capitalized costs and associated accumulated depreciation, depletion and amortization (including impairments), relating to the Company’s oil and gas production, exploration, and development activities at:

	June 30,	December 31,
	2016	2015
($ in thousands)
Proved properties	$436,697	$426,320
Less: accumulated depreciation, depletion, amortization and impairment	(406,626)	(384,729)
Proved properties, net	30,071	41,591

Unproved properties
Unevaluated properties	179	179
Total unproved properties	179	179
Oil and gas properties, net	$30,250	$41,770

Under the full cost method, the Company is subject to quarterly calculations of a “ceiling” or limitation on the amount of costs associated with its oil and gas properties.  This ceiling limits such capitalized costs to the present value using a 10% discount rate of estimated future cash flows from proved oil and natural gas reserves reduced by future operating expenses, development expenditures, abandonment costs (net of salvage values) and estimated future income taxes thereon.  The ceiling calculation requires the Company to price its future oil and gas production at the twelve-month average of the first-day-of-the-month reference prices as adjusted for location and quality differentials.  The Company recorded a ceiling test write-down of $18.5 million and $6.6 million for the six months ended June 30, 2016 and 2015, respectively.

Other

Other property and equipment consists of the following:

	Useful	June 30,	December 31,
	life (years)	2016	2015
($ in thousands)
Plants and pipeline systems	10	$4,599	$4,599
Buildings	10	179	179
Furniture and fixtures	1-7	667	667
Automobiles	3	158	158
Software and IT equipment	3-5	2,006	2,006
Leasehold improvements	5	1,425	1,425
		9,034	9,034
Less: accumulated depreciation and amortization		(7,611)	(7,357)
Other property and equipment, net		$1,423	$1,677

5. Commodity Hedging Contracts

The Company is exposed to various market risks, including volatility in oil and gas commodity prices and interest rates.  The level of derivative activity we engage in depends on our view of market conditions, available derivative prices and operating strategy.  A variety of derivative instruments, such as swaps, collars, puts, calls and various combinations of these instruments, may be utilized to manage exposure to the volatility of oil and gas commodity prices.  Currently, the Company does not use derivatives to manage its exposure to fluctuations in interest rates.

All derivative instruments are recorded on the balance sheet at fair value.  If a derivative does not qualify as a hedge or is not designated as a hedge, the changes in fair value, both realized and unrealized, are recognized in our income statement as (gains) loss on derivative instruments.  Cash flows are only impacted to the extent the actual settlements under the contracts result in the Company making a payment to or receiving a payment from the counterparty.  The Company’s derivative instruments in place are not classified as hedges for accounting purposes.

As of June 30, 2016, the Company had the following outstanding commodity derivative contracts, all of which settle monthly:

Period	Instrument Type	Average Daily Volumes	Average Fixed Price	Floor	Ceiling
July 2016 - December 2016	Natural Gas Swap	3,000 MMBtu	$4.05
July 2016 - December 2016	Crude Oil Three-Way-Collar	400 Bbl	$30 - 40 - 50

Balance Sheet

At June 30, 2016 and December 31, 2015, the Company had the following outstanding commodity derivative contracts recorded in its consolidated balance sheets ($ in thousands):

		Estimated Fair Value
		June 30,	December 31,
Instrument Type	Balance Sheet Classification	2016	2015
Natural Gas/Crude Oil Swaps/Collars	Derivative asset - short-term	$362	$1,711
Total derivative instruments		$362	$1,711

6. Fair Value Measurements of Assets and Liabilities

Authoritative guidance on fair value measurements defines fair value, establishes a framework for measuring fair value and stipulates the related disclosure requirements.  The Company follows a three-level hierarchy, prioritizing and defining the types of inputs used to measure fair value.

The three levels of the fair value hierarchy are as follows:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.  Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2 — Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.  Level 2 includes those financial instruments that are valued using models or other valuation methodologies.  These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures.  Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace.  Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, basis swaps, options, and collars.

Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources.  These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.
The Company’s commodity derivative instruments are recorded at fair value on a recurring basis in its consolidated balance sheets with fair value changes recorded in the consolidated statements of income.  The following table presents, for each fair value hierarchy level, the Company’s commodity derivative assets and liabilities measured at fair value on a recurring basis as of June 30, 2016 and December 31, 2015:

	Recurring Fair Value Measures
	As of June 30, 2016
($ in thousands)	Level 1	Level 2	Level 3
Natural Gas Swaps	$-	$569	$-
Crude Oil Three-Way Collars	-	(207)	-
Total	$-	$362	$-

	Recurring Fair Value Measures
	As of December 31, 2015
($ in thousands)	Level 1	Level 2	Level 3
Natural Gas Swaps	$-	$1,711	$-
Crude Oil Swaps		-
Total	$-	$1,711	$-

Derivatives listed above are carried at fair value.  The fair value amounts on the consolidated balance sheets associated with the Company’s derivatives resulted from Level 2 fair value methodologies, which are based on observable market data for similar instruments.

This observable data includes the forward curve for commodity prices based on quoted markets prices and prospective volatility factors related to changes in commodity prices, as well as the credit standing of the counterparty involved, the impact of credit enhancements and the impact of the Company’s non-performance risk on derivative liabilities, or the non-performance risk of the Company’s counterparties on derivative assets, both of which are derived using credit default swap values.

Authoritative guidance also requires certain fair value disclosures for financial instruments other than derivatives, including the Company’s long-term debt.  The borrowings were $9 million as of June 30, 2016 and there were no borrowings as of December 31, 2015.  The amounts outstanding under our revolving credit facility are stated at cost, which approximates fair value.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and other payables approximate their respective fair market values due to their short maturities.

7. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following at:

	June 30,	December 31,
	2016	2015
($ in thousands)
Trade payables	$759	$669
Accrued expenses	2,335	4,047
Total accounts payable	$3,094	$4,716

8. Income Taxes

The following summarizes the Company’s income tax expense (benefit) and effective tax rates (in thousands):

	Six Months Ended
	June 30,
	2016	2015

Pre tax book income (loss)	$(26,930)	$(14,209)

Income tax benefit	(27)	(4,913)

Effective tax rate	0.10%	34.58%

For the six months ended June 30, 2016, the effective tax rate of 0.10% is less than the statutory tax rate of 35% because the Company has recorded a full valuation allowance against its Federal and Louisiana net deferred tax assets. The income tax benefit of $27 thousand is related to Texas deferred taxes against which the Company has not recorded a valuation allowance.

9. Long-term Debt

Senior Credit Facility

In December 2008, the Company amended and restated its senior credit agreement (the “Senior Credit Facility”) with a financial institution.  The Senior Credit Facility was amended to increase the total capacity from $50 million to $125 million, subject to borrowing base limitations, and extend the term an additional four years.  In April 2011, the Senior Credit Facility was amended to add an additional lender. In January 2013, the Company completed the Second Amendment to Amended and Restated Credit Agreement.  This amendment extended the maturity date to January 4, 2016, in July 2015 it was extended until July 6, 2016 and on July 1, 2016 it was amended and extended until September 30, 2016.

The borrowing base is determined at least semiannually using the bank’s usual and customary criteria for oil and gas reserve valuation, and at December 31, 2015 was $24 million.  On May 17, 2016, the Company’s borrowing base was redetermined at $10 million and subsequently on July 1, 2016 when the Credit Facility was amended the borrowing base was redetermined at $9 million. Long-term debt as of June 30, 2016 was $9.0 million.

Additionally, the Senior Credit Facility permits the issuance of letters of credit up to the remaining capacity of the Senior Credit Facility.  All outstanding amounts owed under the Senior Credit Facility become due and payable no later than the final maturity date of September 30, 2016, and are subject to acceleration upon the occurrence of events of default which the Company considers usual and customary for an agreement of this type.

Revolving tranches under the Senior Credit Facility bear interest, at the Company’s election, at a prime rate or LIBOR rate, plus in each case an applicable margin.  In addition, a commitment fee is payable on the unused portion of the lender’s commitment.  The applicable interest rate margin varies from 1.25% to 2.00% in the case of borrowings based on the prime rate, and from 2.25% to 3.00% in the case of borrowings based on the LIBOR rate, depending on the utilization level in relation to the borrowing base.

For the six months ended June 30, 2016 and 2015, the weighted average interest rate on the Senior Credit Facility was 1.84% and 1.673%, respectively.

The Senior Credit Facility is collateralized by mortgages on substantially all of the Company’s oil and gas properties and contains customary financial and other covenants, the most restrictive of which requires the Company’s ratio of consolidated current assets to consolidated current liabilities to be no less than 1.00 to 1.00 at the end of any quarter.  In addition, the Company is subject to covenants limiting dividends, transactions with affiliates, incurrence of debt, changes of control, asset sales, and affirmative representations regarding the absence of material adverse changes, and liens on properties.  The Company was in compliance with all debt covenants at June 30, 2016 and December 31, 2015.

10.  Stockholders’ Equity

Series A Convertible Preferred Stock

During the six months ended June 30, 2016 and 2015, the Company issued 1,174,814 and 1,089,980 shares of Preferred Stock, respectively, as paid in-kind dividends.  As of June 30, 2016, there are 34,542,001 shares of preferred stock outstanding.

11.  Share-Based Compensation

Total share-based compensation expense recognized for the six months ended June 30, 2016 and 2015 was $1,285 thousand ($3,000 less $1,715 capitalized) and $558 thousand, respectively, and is reflected in general and administrative expenses in the Consolidated Income Statement

12.  Earnings Per Share

Basic earnings per common share is computed by dividing net income (loss) attributable to common stock by the weighted average number of common shares outstanding during each year. The diluted earnings per share calculation adds to the weighted average number of common shares outstanding: the incremental shares that would have been outstanding assuming the exercise of dilutive stock options, the vesting of unvested restricted shares of common stock and the assumed conversion of convertible preferred stock.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015

Net loss	$(13,677)	$(7,080)	$(26,903)	$(9,296)

Weighted average common shares - Basic	150,041	149,103	150,063	148,649
Effect of exercise of stock options (1)	-	-	-	-
Effective of conversion of preferred stock (2)	33,956	31,674	33,665	31,406
Weighted average common shares - Diluted	183,997	180,777	183,728	180,055

Earnings (loss) per common share
Basic	$(0.09)	$(0.05)	$(0.18)	$(0.06)
Diluted	$(0.09)	$(0.05)	$(0.18)	$(0.06)

(1) There were 6,804 thousand and 6,153 thousand stock options in 2016 and 2015, respectively that were not included in the diluted shares outstanding as they were all out-of-the money.

(2) The effect of conversion of preferred stock was not included in the calculation of earnings per share for all periods presented as they would have been anti-dilutive.

13.  Supplemental Cash Flow Information

The following is additional information concerning supplemental disclosures of cash payments and non-cash investing and financing activities:

	Six Months Ended
	June 30,
	2016	2015
(In thousands)
Cash paid for interest, net of amounts capitalized	$114	$211
Change in accrued capital expenditures	(441)	12,511

Annex A

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

dated as of

February 10, 2016

by and among

YUMA ENERGY, INC.,

YUMA DELAWARE MERGER SUBSIDIARY, INC.,

YUMA MERGER SUBSIDIARY, INC.,

and

DAVIS PETROLEUM ACQUISITION CORP.

A-i

A-ii

A-iii

SECTION 10.09	Counterparts	A-65
SECTION 10.10	Amendments; No Waivers	A-65
SECTION 10.11	Entire Agreement	A-65
SECTION 10.12	Severability	A-65
SECTION 10.13	Specific Performance	A-66
SECTION 10.14	Definitions	A-66

Exhibits:

Exhibit A	Form of Company Voting Agreement
Exhibit B	Form of Yuma Voting Agreement
Exhibit C	Form of Certificate of Designation
Exhibit D	Form of Reincorporation Certificate of Merger
Exhibit E	Form of Certificate of Merger
Exhibit F	Form of Lock-Up Agreement
Exhibit G	Directors of Yuma Delaware
Exhibit H	Form of Registration Rights Agreement
Exhibit I	Example Calculation of Per Share Consideration

A-iv

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) entered into as of February 10, 2016, by and among DAVIS PETROLEUM ACQUISITION CORP., a Delaware corporation (the “Company”), YUMA ENERGY, INC., a California corporation (“Yuma”), YUMA DELAWARE MERGER SUBSIDIARY, INC., a Delaware corporation and wholly-owned subsidiary of Yuma (“Delaware Merger Subsidiary”), and YUMA MERGER SUBSIDIARY, INC., a Delaware corporation and wholly-owned subsidiary of Delaware Merger Subsidiary (“Merger Subsidiary”). Terms with their initial letter capitalized have the meaning assigned herein as provided in Section 10.14 below.

WHEREAS, the respective board of directors of the Company, Yuma, Delaware Merger Subsidiary and Merger Subsidiary have determined that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of their respective stockholders, and have approved the Reincorporation Merger, the Merger and this Agreement, on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, Yuma and Delaware Merger Subsidiary intend to effect a merger of Yuma with and into Delaware Merger Subsidiary (the “Reincorporation Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the California Corporations Code (the “CCC”) and the Delaware General Corporation Law (the “DGCL”). Upon consummation of the Reincorporation Merger, Yuma will cease to exist, Delaware Merger Subsidiary will continue as the surviving corporation in the Reincorporation Merger and will change its name to “Yuma Energy, Inc.” (“Yuma Delaware”); and

WHEREAS, as soon as practicable following the Reincorporation Merger, the Company, Merger Subsidiary, and Yuma Delaware intend to effect the merger of Merger Subsidiary with and into the Company (the “Merger”) with the Company as the surviving entity in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL. Upon consummation of the Merger, Merger Subsidiary will cease to exist, and the Company will continue as a wholly-owned subsidiary of Yuma Delaware; and

WHEREAS, in connection with the Merger, the parties desire to make certain representations, warranties, covenants and agreements and prescribe certain conditions to the Merger, as provided herein; and

WHEREAS, as a material inducement to Yuma, Delaware Merger Subsidiary and Merger Subsidiary to enter into this Agreement, certain stockholders of the Company shall have concurrently herewith entered into a voting agreement (the “Company Voting Agreement”) in substantially the form attached hereto as Exhibit A, pursuant to which, among other things, such stockholders shall have agreed to vote the shares of Company Common Stock and Company Preferred Stock beneficially owned by them in favor of the approval and adoption of this Agreement, the approval of the Merger and the approval of the transactions contemplated hereby; and

WHEREAS, as a material inducement to the Company to enter into this Agreement, certain shareholders of Yuma shall have concurrently herewith entered into a voting agreement (the “Yuma Voting Agreement”) in substantially the form attached hereto as Exhibit B, pursuant to which, among other things, such shareholders shall have agreed to vote the shares of Yuma Common Stock beneficially owned by them in favor of the approval and adoption of this Agreement, the approval of the Reincorporation Merger and the Merger, and the approval of the transactions contemplated hereby; and

WHEREAS, as a material inducement to the Company and Yuma to enter into this Agreement, certain parties have agreed to enter into a Lock-up Agreement in substantially the form attached hereto as Exhibit F to be delivered in connection with the closing of the transactions contemplated by this Agreement; and

WHEREAS, for U.S. federal income Tax purposes, the parties intend that (a) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code; (b) this Agreement will constitute a plan of reorganization within the meaning of U.S. Treasury Regulation Section 1.368-2(g); and (c) Yuma Delaware, Merger Subsidiary and the Company will each be a party to such reorganization within the meaning of Section 368(b) of the Code.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

THE REINCORPORATION MERGER

SECTION 1.01                                The Reincorporation Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Reincorporation Effective Time, Yuma shall be merged with and into Delaware Merger Subsidiary, the separate existence of Yuma shall cease, and Delaware Merger Subsidiary will continue as “Yuma Delaware”, the surviving corporation in the Reincorporation Merger.

SECTION 1.02                                Effect of the Reincorporation Merger.  The Reincorporation Merger shall have the effects set forth in this Agreement and in the applicable provisions of the CCC and the DGCL (including as more fully set forth in and Section 1107 of the CCC and Section 259 of the DGCL), and following the Reincorporation Merger, Yuma Delaware, as the surviving corporation, (i) shall possess all of Yuma’s and Delaware Merger Subsidiary’s assets, rights, powers and property as constituted immediately prior to the Reincorporation Effective Time, (ii) shall continue to be subject to all of Yuma’s and Delaware Merger Subsidiary’s debts, liabilities and obligations as constituted immediately prior to the Reincorporation Effective Time, and (iii) shall be subject to all actions previously taken by the respective boards of directors of Yuma and Delaware Merger Subsidiary prior to the Reincorporation Effective Time.

SECTION 1.03                                Reincorporation Closing.  The consummation of the Reincorporation Merger (the “Reincorporation Closing”) shall take place at the offices of Yuma, 1177 West Loop South, Suite 1825, Houston, Texas 77027, commencing at 9:00 A.M., local time on the second Business Day following the satisfaction or waiver of all conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Reincorporation Closing) or such other place and date as the parties may mutually determine. The date on which the Reincorporation Closing actually takes place is referred to in this Agreement as the “Reincorporation Closing Date.”

SECTION 1.04                                Effective Time of the Reincorporation Merger.  Contemporaneous with or as promptly as practicable after the Reincorporation Closing, the parties shall cause the Reincorporation Merger to be consummated by filing with (i) the Secretary of State of the State of Delaware (the “Secretary of State”) a certificate of merger in the form attached hereto as Exhibit D (the “Reincorporation Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in order to consummate the Reincorporation Merger and (ii) the secretary of state of the State of California an officer’s certificate executed in accordance with the relevant provisions of the CCC, and such filings or recordings as are required under the CCC in order to consummate the Reincorporation Merger.  The Reincorporation Merger shall become effective at the time the Reincorporation Certificate of Merger is filed with the Secretary of State, or such later time as may be agreed in writing by the parties prior to the filing of the Reincorporation Certificate of Merger and specified in the Reincorporation Certificate of Merger, being referred to as the “Reincorporation Effective Time.”

SECTION 1.05                                Certificate of Incorporation.  The certificate of incorporation of Delaware Merger Subsidiary, as may be amended and restated, immediately prior to the Reincorporation Effective Time, including the certificate of designation of the Yuma Delaware Series D Preferred Stock, in the form attached hereto as Exhibit C (the “Certificate of Designation”), shall be the certificate of incorporation of Yuma Delaware, unless and until amended in accordance with applicable Law and the terms of this Agreement.

SECTION 1.06                                Bylaws.  The bylaws of Delaware Merger Subsidiary, as may be amended and restated, as of the Reincorporation Effective Time, shall be the bylaws of Yuma Delaware, unless and until amended in accordance with applicable Law and the terms of this Agreement.

SECTION 1.07                                Directors and Officers.  Subject to Section 2.05(b) and Section 8.02(c), the Persons who are directors and officers of Yuma immediately prior to the Reincorporation Effective Time shall be the directors and officers of Yuma Delaware in their same positions, and shall hold office in accordance with the DGCL, and the certificate of incorporation and bylaws of Yuma Delaware.

SECTION 1.08                                Conversion of Capital Stock.  At the Reincorporation Effective Time, by virtue of the Reincorporation Merger and without any further action on the part of the parties or any holder of any of the following securities:

(a)         Yuma Common Stock.  Each issued and outstanding share of Yuma Common Stock shall be converted into and become one-tenth (0.10) of one fully paid and nonassessable share of Yuma Delaware Common Stock.

(b)         Yuma Series A Preferred Stock. Each issued and outstanding share of Yuma Series A Preferred Stock shall be converted into three and a half (3.5) shares of Yuma Delaware Common Stock.

(c)         Cancellation of Delaware Merger Subsidiary Common Stock.  Each issued and outstanding share of common stock, $0.001 par value per share, of Delaware Merger Subsidiary, shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

SECTION 1.09                                Treatment of Outstanding Yuma Equity Awards.

(a)         Stock Options. At the Reincorporation Effective Time, each option to purchase Yuma Common Stock (the “Yuma Options”) which was issued pursuant to the Yuma 2006 Equity Incentive Plan (the “Yuma 2006 Plan”) and evidenced by an option agreement (the “Yuma Option Agreement”), by virtue of the Reincorporation Merger and without any further action on the part of any holder of any outstanding Yuma Option, that is outstanding immediately prior to the Reincorporation Effective Time, whether vested or unvested, or exercisable or unexercisable, shall be deemed automatically converted into an option (the “Yuma Delaware Option”) to purchase, on the same terms and conditions as were applicable under such Yuma Option at the Reincorporation Effective Time (including, without limitation, the vesting schedule for such Yuma Option), such number of shares of Yuma Delaware Common Stock as is equal to the product of the number of shares of Yuma Common Stock that were subject thereto immediately prior to the Reincorporation Effective Time multiplied by one-tenth (0.10) at an exercise price per share of Yuma Delaware Common Stock, rounded up or down to the nearest whole cent, equal to the per share exercise price per share of Yuma Common Stock otherwise purchasable pursuant to the Yuma Option immediately prior to the Reincorporation Effective Time divided by one-tenth (0.10).  Notwithstanding the foregoing, any such conversion shall be in accordance with the requirements of Sections 409A and, to the extent applicable, 424 of the Code.  A number of shares of Yuma Delaware Common Stock shall be reserved for issuance upon the exercise of options equal to one-tenth (0.10) of the number of shares of Yuma Common Stock so reserved under the Yuma 2006 Plan immediately prior to the Reincorporation Effective Time.  Any such adjustment shall be in accordance with the Yuma 2006 Plan and the Code.

(b)         Restricted Stock. At the Reincorporation Effective Time, each share of restricted stock of Yuma (“Yuma Restricted Shares”) which was issued pursuant to the Yuma 2014 Long-Term Incentive Plan (the “Yuma 2014 Plan”) or the Yuma 2011 Stock Option Plan (the “Yuma 2011 Plan” and collectively with the Yuma 2006 Plan and the Yuma 2014 Plan, the “Yuma Plans”) and evidenced by a restricted stock agreement (the “Yuma RSA Agreement”), that is outstanding and will not vest at or immediately prior to the Reincorporation Effective Time, by virtue of the Reincorporation Merger and without further action on the part of any holder of any outstanding Yuma Restricted Share, shall be deemed automatically converted into one-tenth (0.10) of one share of Yuma Delaware restricted common stock (“Yuma Delaware Restricted Shares”), on the same terms and conditions as were applicable under such Yuma Restricted Share immediately prior to the Reincorporation Effective Time, except that all references to the “Company” in the applicable Yuma Plans and the Yuma RSA Agreements will be references to Yuma Delaware.  Any such adjustment shall be in accordance with the applicable Yuma Plan and the Code.

(c)         Restricted Stock Units. At the Reincorporation Effective Time, each restricted stock unit of Yuma (the “Yuma RSUs”) which was issued pursuant to the Yuma 2014 Plan or the Yuma 2011 Plan and evidenced by a restricted stock unit agreement (the “Yuma RSU Agreement”), by virtue of the Reincorporation Merger and without any further action on the part of any holder of any outstanding Yuma RSU, that is outstanding immediately prior to the Reincorporation Effective Time, whether vested or unvested, shall be deemed automatically converted into one-tenth (0.10) of one restricted stock unit of Yuma Delaware (“Yuma Delaware RSUs”) on the same terms and conditions as were applicable under such Yuma RSU immediately prior to the Reincorporation Effective Time, except that all references to the “Company” in the applicable Yuma Plan and the Yuma RSU Agreements will be references to Yuma Delaware. A number of shares of Yuma Delaware Common Stock shall be reserved for issuance upon the settlement of the Yuma Delaware RSUs equal to one-tenth (0.10) of the number of shares of Yuma Common Stock so reserved immediately prior to the Reincorporation Effective Time.  Any such adjustment shall be in accordance with the applicable Yuma Plan and the Code.

(d)         Stock Appreciation Rights. At the Reincorporation Effective Time, each stock appreciation right with respect to Yuma Common Stock granted under the 2014 Plan (each, a “Yuma SAR”) which was issued pursuant to the Yuma 2014 Plan and evidenced by a stock appreciation right agreement (the “Yuma SAR Agreement”), by virtue of the Reincorporation Merger and without any further action on the part of any holder of any outstanding Yuma SAR, that is outstanding immediately prior to the Reincorporation Effective Time, whether vested or unvested, shall be deemed automatically converted into a stock appreciation right of Yuma Delaware (“Yuma Delaware SARs”), on the same terms and conditions as were applicable under such Yuma SARs immediately prior to the Reincorporation Effective Time except that the Yuma SAR Agreement and each Yuma Delaware SAR shall be deemed to reference and concern such number of shares of Yuma Delaware Common Stock as is equal to the product of the number of shares of Yuma Common Stock that were subject thereto immediately prior to the Reincorporation Effective Time multiplied by one-tenth (0.10) at an exercise price per share of Yuma Delaware Common Stock, rounded up or down to the nearest whole cent, equal to the per share exercise price per share of Yuma Common Stock otherwise provided pursuant to such Yuma SAR Agreement immediately prior to the Reincorporation Effective Time divided by one-tenth (0.10).  Notwithstanding the foregoing, any such conversion shall be in accordance with the requirements of Section 409A of the Code.  A number of shares of Yuma Delaware Common Stock shall be reserved for issuance upon the settlement of the Yuma Delaware SARs equal to one-tenth (0.10) of the number of shares of Yuma Common Stock so reserved immediately prior to the Reincorporation Effective Time.  Any such adjustment shall be in accordance with the applicable Yuma Plan and the Code.

SECTION 1.10                                Fractional Shares in Reincorporation Merger.  With respect to any fractional amounts of shares or other Capital Stock of Yuma Delaware (including Capital Stock underlying any Yuma Delaware Option, Yuma Delaware RSU or Yuma Delaware SAR) resulting from, or issuable pursuant to, the Reincorporation Merger pursuant to this Article I, such fractions that are equal to or greater than one-half (0.5) shall be rounded up to the next whole applicable share, and such fractions that are less than one-half (0.5) shall be rounded down to the next whole applicable share.  Notwithstanding the foregoing, any such rounding shall be in accordance with the requirements of Sections 409A and 424 of the Code, as applicable.

ARTICLE II

THE MERGER

SECTION 2.01                                Merger Subsidiary Merges into the Company.  Upon the terms and subject to the conditions of this Agreement, at the Merger Effective Time, Merger Subsidiary shall be merged with and into the Company in accordance with the DGCL.  Upon the Merger, the separate corporate existence of Merger Subsidiary shall cease and the Company shall continue as the surviving company of the Merger (the “Surviving Company”) and shall continue its existence under the DGCL.

SECTION 2.02                                The Closing; Effective Time of the Merger.  Unless this Agreement is earlier terminated pursuant to the terms hereof, the Merger shall become effective as promptly as practicable as set forth below.

(a)         The consummation of Merger (the “Closing”) shall take place at the offices of Porter Hedges LLP, 1000 Main Street, 36th Floor, Houston, Texas 77002, as soon as practicable following the Reincorporation Closing, which shall be no later than the second Business Day following the satisfaction or waiver of all conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing) or such other place and date as the parties may mutually determine (the “Closing Date”).

(b)         Contemporaneous with the Closing, the parties shall cause the Merger to be consummated by filing with the Secretary of State a certificate of merger in the form attached hereto as Exhibit E (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in order to consummate the Merger.  The Merger shall become effective at the time the Certificate of Merger is filed with the Secretary of State, or such later time as may be agreed in writing by the parties prior to the filing of the Certificate of Merger and specified in the Certificate of Merger, being referred to as the “Merger Effective Time.”

SECTION 2.03                                Effects of the Merger.  The Merger shall have the effects provided for in this Agreement and in Section 259 of the DGCL.  Without limiting the foregoing, upon the Merger, all the rights, privileges, immunities, powers and franchises of Merger Subsidiary shall vest in the Company and all the obligations, duties, debts and liabilities of Merger Subsidiary shall be the obligations, duties, debts and liabilities of the Company.

SECTION 2.04                                Governing Documents.  Pursuant to the Merger, (a) the certificate of incorporation of Merger Subsidiary in effect at the Merger Effective Time shall be the certificate of incorporation of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law, and (b) the bylaws of Merger Subsidiary, as in effect immediately prior to the Merger Effective Time, shall be the bylaws of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law.

SECTION 2.05                                Directors and Officers.

(a)         Directors and Officers of the Company.  The directors and officers of the Merger Subsidiary immediately prior to the Merger Effective Time shall, from and after the Merger Effective Time, be the directors and officers of the Company as the Surviving Company of the Merger until their respective successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Company’s certificate of incorporation and bylaws.

(b)         Directors and Officers of Yuma Delaware.  At the Merger Effective Time, automatically and without further action on the part of any Person, the number of members of the Yuma Delaware board of directors shall be set and established at seven (7) and each of the persons named on Exhibit G hereto shall, from and after the Merger Effective Time, be the duly elected and qualified directors of Yuma Delaware and shall hold office until their respective successors shall have been duly elected and qualified or until their earlier death, resignation or removal in accordance with Yuma Delaware’s certificate of incorporation and bylaws.  The officers of Yuma Delaware  immediately prior to the Merger Effective Time shall, from and after the Merger Effective Time, continue to be the officers of the Yuma Delaware and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the Surviving Company’s certificate of incorporation and bylaws.

SECTION 2.06                                Conversion of Shares.  At the Merger Effective Time and subject to the other provisions of this Article II, by virtue of the Merger and without any action on the part of the parties or the holders of any of the following securities:

(a)         Capital Stock of Merger Subsidiary.  Each issued and outstanding share of Capital Stock of Merger Subsidiary immediately prior to the Merger Effective Time shall be cancelled and automatically converted into and become one (1.0) validly issued, fully paid and nonassessable share of common stock of the Surviving Company, $0.001 par value per share;

(b)         Excluded Capital Stock of the Company.  Each issued and outstanding share of (i) Company Common Stock and (ii) Company Preferred Stock, owned by any Subsidiary of the Company, Yuma Delaware or Merger Subsidiary and shares of Company Common Stock and Company Preferred Stock held by the Company as treasury stock immediately prior to the Merger Effective Time (all such shares, the “Excluded Shares”), shall automatically be cancelled and retired and shall cease to exist, and no payment or consideration shall be made with respect thereto;

(c)                Company Common Stock.  Each share of Company Common Stock issued and outstanding immediately prior to the Merger Effective Time (excluding any Excluded Shares and any Dissenting Shares) shall be cancelled and automatically converted into and become that number of validly issued, fully paid and non-assessable shares of Yuma Delaware Common Stock equal to the Per Share Consideration.  An example calculation of the Per Share Consideration is attached hereto as Exhibit I; and

(d)         Company Preferred Stock.  Each share of Company Preferred Stock issued and outstanding immediately prior to the Merger Effective Time (excluding any Excluded Shares and any Dissenting Shares) shall be cancelled and automatically converted into and become that number of validly issued, fully paid and non-assessable shares of Yuma Delaware Series D Preferred Stock equal to the Per Share Preferred Stock Consideration, with the designations, powers, preferences and rights, and the qualifications, limitations or restrictions, as set forth in the Certificate of Designation.

(e)         Merger Consideration Definitions.

(i)           The term “Per Share Consideration” means the quotient resulting from (A) the Common Stock Merger Consideration divided by (B) the Closing Company Share Number.

(ii)           The term “Closing Company Share Number” means the aggregate number of shares of Company Common Stock outstanding immediately prior to the Merger Effective Time, including the number of Company Restricted Shares vested pursuant to Sections 3.02(b) and 6.21(c) (net of shares surrendered by the holder thereof in satisfaction of withholding tax payment obligations), and Company Common Stock issued upon vesting of the outstanding Company Equity Awards immediately prior to the Merger Effective Time pursuant to Section 3.02. For avoidance of doubt, Dissenting Shares shall not be deemed outstanding immediately prior to the Merger Effective Time for purposes of determining the Closing Company Share Number.

(iii)           The term “Common Stock Merger Consideration” means the result of (A) the Initial Common Stock Merger Consideration less (B) the Aggregate Dissenting Share Amount.

(iv)           The term “Initial Common Stock Merger Consideration” means the number of shares of newly issued Yuma Delaware Common Stock resulting from the product of (A) the aggregate number of shares of Yuma Delaware Common Stock issued and outstanding immediately prior to the Merger Effective Time (including any shares of Yuma Delaware Common Stock issued or issuable as a result of any Yuma Delaware Vested Equity Awards) (collectively, the “Closing Yuma Share Number”) multiplied by (B) the Exchange Ratio.

(v)           The term “Initial Company Share Number” means the sum of (A) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Merger Effective Time, including the number of Company Restricted Shares that vest pursuant to Sections 3.02(b) and 6.21(c) (net of shares surrendered by the holder thereof in satisfaction of withholding tax payment obligations), plus (B) the Aggregate Dissenting Shares.  For avoidance of doubt, Dissenting Shares shall not be deemed outstanding immediately prior to the Merger Effective Time for purposes of clause (A).

(vi)           The term “Initial Per Share Consideration” means the quotient resulting from (A) the Initial Common Stock Merger Consideration divided by (B) the Initial Company Share Number.

(vii)           The term “Per Share Preferred Stock Consideration” means the Per Share Consideration.

(viii)           The term “Preferred Stock Merger Consideration” means the product resulting from the (A) the Per Share Consideration multiplied by (B) the number of shares of Company Preferred Stock outstanding immediately prior to the Merger Effective Time.

(ix)           The term “Aggregate Dissenting Shares” means the aggregate number of shares of Company Common Stock that are deemed Dissenting Shares immediately prior to the Merger Effective Time.

(x)           The term “Aggregate Dissenting Share Amount” shall mean the product resulting from (A) the Aggregate Dissenting Shares multiplied by (B) the Initial Per Share Consideration, and rounding the product down to the nearest whole number.

(xi)           The term “Yuma Delaware Vested Equity Awards” means the sum of:  (A) the aggregate number of shares of Yuma Delaware Restricted Shares that vest as a result of, or prior to, the Merger (net of shares surrendered by the holder thereof in satisfaction of withholding tax payment obligations) pursuant to any Yuma Delaware equity award plan or agreement, including without limitation, the Yuma 2006 Plan, the Yuma 2011 Plan, the Yuma 2014 Plan and any successor plan or agreement (collectively, the “Yuma Stock Plans”); plus (B) the aggregate number of shares of Yuma Delaware Common Stock issued or issuable to settle (giving effect to any net cashless settlement) all Yuma Delaware RSU awards that vest as a result of, or prior to, the Merger pursuant to any Yuma Stock Plan; plus (C) the aggregate number of shares of Yuma Delaware Common Stock issued or issuable to settle (giving effect to any net cashless settlement) all Yuma Delaware SARs that vest as a result of, or prior to, the Merger pursuant to any Yuma Stock Plan.

(xii)           The term “Exchange Ratio” means the quotient resulting from (A) 0.611 (the “Company Ownership Percentage”) divided by (B) 0.389 (the “Yuma Ownership Percentage”).

SECTION 2.07                                Dissenting Shares.

(a)         For purposes of this Agreement, the term “Dissenting Shares” means shares of Company Common Stock and Company Preferred Stock held immediately prior to the Merger Effective Time by a holder of Company Common Stock and Company Preferred Stock (each, a “Company Stockholder”), who did not vote in favor of the Merger (or consent thereto in writing) and with respect to which demand to the Company for purchase of such shares is duly made and perfected in accordance with Section 262 of the DGCL and not subsequently and effectively withdrawn or forfeited. Notwithstanding the provisions of Section 2.06(d), Section 2.06(e) or any other provision of this Agreement to the contrary, Dissenting Shares shall not be converted into the Merger Consideration at or after the Merger Effective Time, and at the Merger Effective Time such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist but shall entitle the holder thereof to receive such consideration as may be determined to be due to holders pursuant to the DGCL, unless and until the holder of such Dissenting Shares withdraws his or her demand for such appraisal in accordance with the DGCL or becomes ineligible for such appraisal.  If a holder of Dissenting Shares shall withdraw his or her demand for such appraisal or shall become ineligible for such appraisal (through failure to perfect or otherwise), then, as of the Merger Effective Time or the occurrence of such event, whichever last occurs, such holder’s Dissenting Shares shall automatically be converted into the Common Stock Merger Consideration or the Preferred Stock Merger Consideration, as applicable, as provided in Section 2.06 and in accordance with the DGCL.

(b)         The Company shall give Yuma (i) prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock or Company Preferred Stock and (ii) the opportunity to participate in negotiations and proceedings with respect to any such demands.

SECTION 2.08                                Exchange of Certificates.

(a)         Prior to the Merger Effective Time, Yuma or Yuma Delaware shall appoint an agent, reasonably satisfactory to the Company, to act as exchange agent (the “Exchange Agent”) for the exchange of stock certificates representing the Merger Consideration upon surrender of certificates representing shares of Company Common Stock and Company Preferred Stock (the “Company Certificates”) or, with respect to uncertificated shares, such other evidence of ownership as the Exchange Agent or Yuma Delaware may reasonably request.  At or prior to the Merger Effective Time, Yuma Delaware shall deposit or cause to be deposited with the Exchange Agent in trust for the benefit of the Company Stockholders (i) certificates representing the shares of Yuma Delaware Common Stock (or make appropriate alternative arrangements if uncertificated shares of Yuma Delaware Common Stock represented by a book entry will be issued) and (ii) certificates representing the shares of Yuma Delaware Series D Preferred Stock (or make appropriate alternative arrangements if uncertificated shares of Yuma Delaware Series D Preferred Stock represented by a book entry will be issued), sufficient, in each case, to exchange upon the surrender of Company Certificates, together with a properly completed form of letter of transmittal, as hereinafter provided.

(b)         Promptly after the Merger Effective Time, Yuma Delaware shall cause the Exchange Agent to mail to each individual, corporation, limited liability company, partnership, association, joint venture, unincorporated organization, trust, joint venture, association, or any other entity, including a Governmental Entity (each, a “Person”), who was a record holder as of the Merger Effective Time of shares of Company Common Stock or Company Preferred Stock, and whose shares were converted into the Merger Consideration pursuant to Section 2.06, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon proper delivery of the Company Certificates to the Exchange Agent, and which shall be in such form and shall have such other customary provisions as Yuma Delaware may reasonably specify) and instructions for use in effecting the surrender of the Company Certificates in exchange for stock certificates representing the Merger Consideration. Upon surrender to the Exchange Agent of a Company Certificate or, with respect to uncertificated shares of Company Common Stock or Company Preferred Stock, such other evidence of ownership as the Exchange Agent or Yuma Delaware may reasonably request, together with such letter of transmittal duly executed and such other documents as may be reasonably required by the Exchange Agent, the record holder of such shares of Company Common Stock or Company Preferred Stock shall receive, in exchange therefor, either (i) certificates representing the shares of Yuma Delaware Common Stock (or make appropriate alternative arrangements if uncertificated shares of Yuma Delaware Common Stock represented by a book entry will be issued) or (ii) certificates representing the shares of Yuma Delaware Series D Preferred Stock (or make appropriate alternative arrangements if uncertificated shares of Yuma Delaware Series D Preferred Stock represented by a book entry will be issued), as applicable, and such Company Certificate shall forthwith be canceled.  If delivery of the Merger Consideration is to be made to a Person other than the Person in whose name the Company Certificate surrendered is registered, it shall be a condition of exchange that the Company Certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such exchange pay any transfer or other Taxes required by reason of the transfer or payment of the Merger Consideration to a Person other than the registered holder of the Company Certificate surrendered or establish to the satisfaction of Yuma Delaware that such Tax has been paid or is not applicable. In accordance with the Bylaws of the Company, the Company (and the Surviving Company) shall be entitled to treat the registered owner of all of the shares of Company Common Stock or Company Preferred Stock as the owner thereof, and after the Merger Effective Time, as the owner of the Merger Consideration, for all purposes, until the Company Certificates representing such shares (and such Merger Consideration) have been surrendered by the registered owner thereof in accordance with the provisions of this Section 2.08 (other than Company Certificates representing Excluded Shares and other than Company Certificates representing Dissenting Shares).

(c)         At the close of business on the day of the Merger Effective Time, the stock ledger of the Company shall be closed.  From and after the Merger Effective Time, there shall be no registration of transfers of shares of Company Common Stock or Company Preferred Stock which were outstanding immediately prior to the Merger Effective Time on the stock transfer books of the Surviving Company. From and after the Merger Effective Time, the holders of shares of Company Common Stock and Company Preferred Stock outstanding immediately prior to the Merger Effective Time shall cease to have any rights with respect to such shares of Company Common Stock and Company Preferred Stock except as otherwise provided in this Agreement or by applicable Law, and instead shall be owners of the Merger Consideration. If, after the Merger Effective Time, Company Certificates are presented to Yuma Delaware or the Surviving Company for any reason, such Company Certificates shall be cancelled and exchanged as provided in this Article II.

(d)         If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if reasonably required by Yuma Delaware, the posting by such Person of a bond, in such reasonable amount as Yuma Delaware may direct, as indemnity against any claim that may be made against it with respect to such Company Certificate, the Exchange Agent will deliver, in exchange for such lost, stolen or destroyed Company Certificate, (i) certificates representing the shares of Yuma Delaware Common Stock (or make appropriate alternative arrangements if uncertificated shares of Yuma Delaware Common Stock represented by a book entry will be issued) or (ii) certificates representing the shares of Yuma Delaware Series D Preferred Stock (or make appropriate alternative arrangements if uncertificated shares of Yuma Delaware Series D Preferred Stock represented by a book entry will be issued), as applicable, as contemplated by this Article II.

(e)         If the aggregate number of shares of Yuma Delaware Common Stock or Yuma Delaware Series D Preferred Stock to which a Company Stockholder would otherwise be entitled under this Agreement would include a fractional share of Yuma Delaware Common Stock or Yuma Delaware Series D Preferred Stock, then the number of shares of Yuma Delaware Common Stock or Yuma Delaware Series D Preferred Stock that such Company Stockholder is entitled to receive will be (i) if equal to or greater than one-half (0.5), rounded up to the next whole applicable share, and (ii) if less than one-half (0.5), rounded down to the next whole applicable share, and such Company Stockholder will not receive cash or any other compensation in lieu of such fractional share of Yuma Delaware Common Stock or Yuma Delaware Series D Preferred Stock.

(f)         At any time after 180 days after the Merger Effective Time, Yuma Delaware shall be entitled to require the Exchange Agent to return certificates representing the Merger Consideration which had been deposited by Yuma or Yuma Delaware, as the case may be, with the Exchange Agent and not exchanged for Company Certificates. Thereafter, former holders of shares of Company Common Stock and Company Preferred Stock shall look only to Yuma Delaware for stock certificates representing the Merger Consideration in exchange for Company Certificates. None of Yuma Delaware, the Company, the Surviving Company or the Exchange Agent shall be liable to any holder of a share of Company Common Stock or Company Preferred Stock for any Merger Consideration delivered in respect of such share of Company Common Stock or Company Preferred Stock to a public official pursuant to any applicable abandoned property, escheat or other similar Law.

(g)         As required by applicable Law, Yuma Delaware and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to a holder of shares of Company Common Stock or Company Preferred Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law.  To the extent amounts are so withheld and paid over to the appropriate taxing authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(h)         If, between the date of this Agreement and the Merger Effective Time, the shares of Yuma Delaware Common Stock or Yuma Delaware Series D Preferred Stock shall be changed or proposed to be changed into a different number or class of shares by reason of the occurrence of or record date with respect to any reclassification, recapitalization, split-up, combination, exchange of shares or similar readjustment, in any such case within such period, or a stock dividend thereon shall be declared with a record date within such period, appropriate adjustments shall be made to the Merger Consideration.

SECTION 2.09                                Tax Consequences.  It is the intention of the parties hereto that the Merger qualify as a reorganization under Section 368(a) of the Code.

SECTION 2.10                                Further Assurances. At and after the Merger Effective Time, the officers, directors and managers of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of Merger Subsidiary, or the Company, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Merger Subsidiary, or the Company, any other actions and things necessary to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by Merger Subsidiary  as a result of, or in connection with, the Merger.

SECTION 2.11                                Fractional Shares in Merger.  With respect to any fractional amounts of shares or other Capital Stock of Yuma Delaware resulting from, or issuable pursuant to, the Merger pursuant to this Article II, such fractions that are equal to or greater than one-half (0.5) shall be rounded up to the next whole applicable share, and such fractions that are less than one-half (0.5) shall be rounded down to the next whole applicable share.

SECTION 2.12                                Lock-Up Agreement.  Each of the Lock-Up Persons shall be subject to certain transfer restrictions with respect to the shares Yuma Delaware Common Stock they hold after the closing of the Merger, in accordance with the terms of the six (6) month Lock-Up Agreement, a form of which is attached hereto as Exhibit F (the “Lock-Up Agreement”), to be executed and delivered to Yuma Delaware.  In addition, the Company shall use commercially reasonable efforts to cause each of the Additional DPAC Holders to execute and deliver the Lock-Up Agreement to Yuma Delaware; provided, however, that in the event that any Additional DPAC Holder executes and delivers the Lock-Up Agreement to Yuma Delaware and a voting agreement in substantially the form of the Company Voting Agreement, then such Additional DPAC Holder shall be entitled to enter in to the Registration Rights Agreement with Yuma Delaware as provided in Section 6.26(b).

ARTICLE III

EQUITY AWARD PLANS

SECTION 3.01                                Yuma Delaware Equity Awards. All Yuma Delaware equity awards outstanding shall remain outstanding, as follows:

(a)         Stock Options. At the Merger Effective Time, each Yuma Delaware Option that is outstanding immediately prior to the Merger Effective Time, whether vested or unvested, exercisable or unexercisable, by virtue of the Merger and without any further action on the part of any Person, shall remain outstanding, subject to limitations to avoid federal excise Tax pursuant to Sections 409A and 424 of the Code, and shall continue on the same terms and conditions as were applicable to the Yuma Delaware Option immediately prior to the Merger Effective Time.

(b)         Restricted Stock. At the Merger Effective Time, each Yuma Delaware Restricted Share that is outstanding, whether vested or unvested, by virtue of the Merger and without further action on the part of any Person, shall continue on the same terms and conditions as were applicable to the Yuma Delaware Restricted Share immediately prior to the Merger Effective Time, subject to limitations to avoid federal excise Tax pursuant to Section 409A of the Code.

(c)         Restricted Stock Units. At the Merger Effective Time, each Yuma Delaware RSU that is outstanding immediately prior to the Merger Effective Time, whether vested or unvested, by virtue of the Merger and without any further action on the part of any Person, subject to limitations to avoid federal excise Tax pursuant to Section 409A of the Code, shall continue on the same terms and conditions as were applicable to the Yuma Delaware RSU immediately prior to the Merger Effective Time.

(d)         Stock Appreciation Rights. At the Merger Effective Time, each Yuma Delaware SAR that is outstanding immediately prior to the Merger Effective Time, whether vested or unvested, exercisable or unexercisable, by virtue of the Merger and without any further action on the part of any Person, subject to limitations to avoid federal excise Tax pursuant to Section 409A of the Code, shall continue on the same terms and conditions as were applicable to the Yuma Delaware SAR at the Merger Effective Time.

SECTION 3.02                                Company Equity Awards. All Company Equity Awards outstanding shall automatically at the Merger Effective Time be affected as follows:

(a)         Stock Options. Each option granted by the Company to purchase shares of Company Common Stock (each, a “Company Option”) that was granted pursuant to the Company Stock Plan or any applicable Company Employee Plan (the “Company Plans”) and evidenced by an option agreement (“Company Option Agreement”), that is outstanding and not exercised prior to the Merger Effective Time, whether vested or unvested, by virtue of the Merger and without further action on the part of any Person, shall automatically be deemed canceled at the Merger Effective Time, the grantee shall have no further rights thereunder and no further consideration shall be paid or payable with respect thereto.

(b)         Restricted Stock. At the Merger Effective Time, each share of restricted stock of the Company (“Company Restricted Shares”) which was issued pursuant to the Company Plans and evidenced by a restricted stock agreement (the “Company RSA Agreement”), that is outstanding immediately prior to the Merger Effective Time, whether vested or unvested, by virtue of the Merger and without further action on the part of any Person, shall automatically be deemed to be fully vested immediately prior to the Merger Effective Time and shall be converted into and become the Per Share Consideration, subject to limitations to avoid federal excise Tax pursuant to Section 409A of the Code; provided, however, that each holder of Company Restricted Shares may elect to surrender to the Company, after vesting and prior to such conversion, the number of Company Restricted Shares required to satisfy such holder’s applicable Tax withholding obligation in accordance with the terms of the applicable Company RSA Agreement, and following any such election, each such remaining Company Restricted Share shall be converted into and become the Per Share Consideration.

SECTION 3.03                                Company Stock Plan.  As of the Merger Effective Time, the Company Stock Plan shall be terminated by the Company.

SECTION 3.04                                Fractional Amounts.  With respect to any fractional amounts of shares or other Capital Stock of Yuma Delaware resulting from, or issuable pursuant to, the Merger pursuant to this Article III, such fractions that are equal to or greater than one-half (0.5) shall be rounded up to the next whole applicable share, and such fractions that are less than one-half (0.5) shall be rounded down to the next whole applicable share.  Notwithstanding the foregoing, any such rounding shall be in accordance with the requirements of Sections 409A and 424 of the Code, as applicable.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF YUMA, DELAWARE MERGER SUBSIDIARY AND MERGER SUBSIDIARY

Yuma, Delaware Merger Subsidiary and Merger Subsidiary (each, a “Yuma Entity,” and collectively, the “Yuma Entities”), jointly and severally, represent and warrant to the Company that, except as set forth in the disclosure schedule delivered to the Company by Yuma at or prior to the execution and delivery of this Agreement (the “Yuma Disclosure Schedule”), which shall be arranged in sections corresponding to the numbered sections of this Article IV, it being agreed that disclosure of any item on the Yuma Disclosure Schedule shall be deemed to be disclosure with respect to any other section of the Yuma Disclosure Schedule and this Agreement to the extent that the applicability of such item to such other section of the Yuma Disclosure Schedule is reasonably apparent from the face of such disclosure:

SECTION 4.01                                Organization and Qualification.

(a)         Each of the Yuma Companies is a corporation or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation and has the requisite corporate power or entity power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of the Yuma Companies is duly qualified and licensed to transact business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so organized, existing, qualified, licensed and in good standing would not reasonably be expected to have a Yuma Material Adverse Effect.  True, accurate and complete copies of the Governing Documents of each Yuma Company as in effect on the date hereof, including all amendments thereto, have heretofore been made available to the Company.

(b)         For purposes of this Agreement, “Yuma Material Adverse Effect” means any change, event, circumstance, development or other occurrence (other than an effect arising out of or resulting from the entering into or the public announcement or disclosure of this Agreement and the transactions contemplated hereby) that, individually or in the aggregate with any other occurrences:

(i)           has a material effect on the business, assets, financial condition or ongoing operations of the Yuma Companies taken as a whole, which results in or is reasonably likely to result in, losses, claims, damages, liabilities, fees, expenses or fines to any of the Yuma Companies (collectively, “Yuma Losses”) that, when taken together with all Yuma Losses pursuant to Section 4.01(b)(ii), would exceed $3,000,000 in aggregate amount. For absence of doubt, any operational event which results in a reduction of proved reserves which would reduce the net present value of the Yuma Oil and Gas Properties set forth in the Yuma Reserve Report would result in Yuma Losses in the amount of the reduction in such net present value shall be included in Yuma Losses; provided, however, that notwithstanding any language to the contrary herein, financial statement adjustments not relating to operational events, such as ceiling test write-downs, changes in commodity prices and other non-cash charges, if there is no corresponding cash cost, shall not be deemed to constitute Yuma Losses; or

(ii)           results in the breach of any representation, warranty or covenant of any Yuma Company contained in this Agreement (other than a breach of Section 4.15(b)), or which would reasonably be expected to result in the breach of any representation, warranty or covenant of any Yuma Company at Closing, which, individually or in the aggregate, results in, or is reasonably likely to result in, Yuma Losses that, when taken together with all Yuma Losses pursuant to Section 4.01(b)(i), would exceed $3,000,000 in aggregate amount, or

(iii)           has a material adverse effect on Yuma’s ability to timely consummate the Merger; provided, however, that in no event shall a decrease in Yuma’s stock price or a write down resulting from a ceiling test impairment by itself constitute a Yuma Material Adverse Effect.

(c)         Section 4.01(c) of the Yuma Disclosure Schedule lists each of the Yuma Companies and sets forth as to each the type of entity, its jurisdiction of organization and, except in the case of Yuma, its stockholders or other equity holders.  Except for the Capital Stock of, or other equity or voting interests in, the Subsidiaries listed on Section 4.01(c) of the Yuma Disclosure Schedule, Yuma does not own, directly or indirectly, any Capital Stock of, or other equity or voting interests in, any other Person.

SECTION 4.02                                Capitalization.

(a)         The authorized Capital Stock of Yuma consists of 300,000,000 shares of Yuma Common Stock and 10,000,000 shares of preferred stock, no par value (“Yuma Preferred Stock”) of Yuma. As of the date hereof, (i) 71,911,361 shares of Yuma Common Stock are issued and outstanding, all of which have been duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, (ii) 554,596 shares of Yuma Series A Preferred Stock are issued and outstanding, all of which have been duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, (iii) no shares of Yuma Capital Stock are held in treasury by Yuma, (iv) 2,437,690 Yuma Restricted Shares, (v) 80,278 shares of Yuma Common Stock are reserved for issuance upon vesting and settlement of outstanding Yuma RSUs, (vi) 1,912,419 shares of Yuma Common Stock are reserved for issuance upon the settlement of the Yuma SARs, and (vii) 105,000 shares of Yuma Common Stock are reserved for issuance upon the exercise of Yuma Options.

(b)         Section 4.02(b) of the Yuma Disclosure Schedule sets forth a complete and accurate list of all Yuma Stock Plans and all holders of Yuma Restricted Shares, Yuma SARs, Yuma Options and Yuma RSUs, indicating with respect to each Yuma Restricted Share, each Yuma SAR, each Yuma Option and each Yuma RSU, the number of shares of Yuma Common Stock subject to such Yuma Restricted Shares, Yuma SARs, Yuma Options and Yuma RSUs, the date of grant, settlement terms, vesting period and the expiration date thereof.  Yuma has delivered or made available to the Company accurate and complete copies of all Yuma Stock Plans, the standard forms of the Yuma Restricted Share Agreement, the Yuma SAR Agreement, the Yuma Option Agreement and the Yuma RSU Agreement evidencing Yuma Restricted Shares, Yuma SARs, Yuma Options and Yuma RSUs, and any Yuma Restricted Share Agreements, Yuma SAR Agreement, Yuma Option Agreement and Yuma RSU Agreements evidencing a Yuma Restricted Share, Yuma SAR, Yuma Option or a Yuma RSU that deviates in any material manner from the Yuma’s standard forms of the Yuma Restricted Share Agreement, Yuma SAR Agreement, Yuma Option Agreement and the Yuma RSU Agreement.

(c)         The shares of Yuma Delaware Common Stock and Yuma Delaware Series D Preferred Stock to be issued pursuant to the Merger, when issued and delivered in accordance with this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and issued in compliance with federal and state securities Laws.

(d)         Except for the Yuma Series A Preferred Stock, the Yuma Options, the Yuma Restricted Stock, the Yuma RSUs and the Yuma SARs, there are no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement (“Capital Stock Agreements”), obligating any Yuma Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the Capital Stock of any Yuma Company or obligating any Yuma Company to grant, extend or enter into any such agreement or commitment. Except as set forth in Section 4.02(d) of the Yuma Disclosure Schedule, there are no outstanding stock appreciation rights or similar derivative securities or rights of any Yuma Company.  There are no voting trusts, irrevocable proxies or other agreements or understandings to which any Yuma Company is a party or is bound with respect to the voting of any shares of Capital Stock of Yuma.

(e)         All of the issued and outstanding shares of Capital Stock (or equivalent equity interests of entities other than corporations) of each of Yuma’s Subsidiaries are owned, directly or indirectly, by Yuma free and clear of any liens, other than statutory liens for Taxes not yet due and payable, such other restrictions as may exist under applicable securities Law and liens in favor of Yuma’s lenders as listed on Section 4.02(e) of the Yuma Disclosure Schedule, and all such shares or other ownership interests have been duly authorized, validly issued and are fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

SECTION 4.03                                Authority; Non-Contravention; Approvals.

(a)         Yuma has the requisite corporate power and authority to enter into this Agreement and, subject to Yuma Shareholder Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery by Yuma of this Agreement, the performance by Yuma of its obligations hereunder, and the consummation by Yuma of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Yuma, subject only to the approval of the Yuma Shareholder Approval Matters by the shareholders of Yuma.  The affirmative vote of the holders of (i) a majority of the outstanding shares of Yuma Common Stock outstanding on the applicable record date and (ii) two-thirds of the outstanding shares of Yuma Series A Preferred Stock outstanding on the applicable record date voting as a separate class (collectively, the “Yuma Shareholder Approval”) is the only vote of the holders of any class or series of Yuma’s Capital Stock necessary to adopt or approve the Yuma Shareholder Approval Matters.  There are no bonds, debentures, notes or other indebtedness of Yuma having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the holders of Yuma Common Stock may vote.  This Agreement has been duly executed and delivered by each of the Yuma Entities, and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a valid and legally binding agreement of each of the Yuma Entities, enforceable against the Yuma Entities in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).

(b)         The Yuma Board, by resolutions duly adopted by unanimous vote at a meeting of all directors of Yuma duly called and held and, as of the date hereof, not subsequently rescinded or modified in any way, has, as of the date hereof (i) approved this Agreement, the Reincorporation Merger and the Merger, and determined that this Agreement and the transactions contemplated hereby, including the Reincorporation Merger and the Merger, are fair to, and in the best interests of, Yuma shareholders, and (ii) resolved to recommend that Yuma’s shareholders approve the Yuma Shareholder Approval Matters and directed that such matters be submitted for consideration of the shareholders of Yuma at the Yuma Shareholders’ Meeting. The board of directors of each of Delaware Merger Subsidiary and Merger Subsidiary, at a meeting duly called and held, has unanimously approved this Agreement, the Reincorporation Merger and the Merger, as applicable.  Yuma, in its capacity as the sole stockholder of Delaware Merger Subsidiary, hereby approves of this Agreement and the Reincorporation Merger, and Delaware Merger Subsidiary, in its capacity as the sole stockholder of Merger Subsidiary, hereby approves of this Agreement and the Merger.

(c)         The execution, delivery and performance of this Agreement by each of the Yuma Entities and the consummation of the Reincorporation Merger, the Merger, and the other transactions contemplated hereby do not and will not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, contractually require any offer to purchase or any prepayment of any debt, or result in the creation of any lien, security interest or encumbrance upon any of the properties or assets of Yuma under any of the terms, conditions or provisions of (i) the Governing Documents of any Yuma Company, (ii) subject to compliance with the requirements set forth in clauses (i)-(v) of Section 4.03(d) and obtaining the Yuma Shareholder Approval, any statute, Law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, Permit or license of any court or Governmental Entity applicable to any of the Yuma Companies or any of their respective properties or assets, or (iii) any contract, agreement, commitment or understanding to which any Yuma Company is now a party or by which any of the Yuma Companies or any of their respective properties or assets may be bound or affected, except as provided in Section 4.03 of the Yuma Disclosure Schedule, and other than, in the case of clauses (ii) and (iii) of this Section 4.03(c), such violations, conflicts, breaches, defaults, terminations, accelerations, contractual requirements or creations of liens, security interests or encumbrances that would not reasonably be expected, individually or in the aggregate, to have a Yuma Material Adverse Effect and would not prevent or materially delay the consummation of the Merger.

(d)         Except for (i) the filing with the SEC of a Registration Statement on Form S-4 under the Securities Act by Yuma, through Delaware Merger Subsidiary, with respect to the transactions contemplated hereby (the “Registration Statement”) and applicable filings pursuant to the Exchange Act, including the filing with the SEC of Yuma’s proxy statement relating to the Yuma Shareholders’ Meeting (the “Proxy Statement/Prospectus”), (ii) the filing of the Certificate of Merger with the Secretary of State in connection with the Merger, (iii) the filing of a Current Report on Form 8-K with the SEC within four (4) Business Days after the execution of this Agreement and within four (4) Business Days of the Closing Date, (iv) filings with the Secretary of State and the secretary of state of the State of California in connection with the Reincorporation Merger, and (v) such approvals as may be required under applicable state securities or “blue sky” Laws or the rules and regulations of the NYSE MKT, and except as provided in Section 4.03 of the Yuma Disclosure Schedule, no declaration, filing or registration with, or notice to, or authorization, consent or approval, ratification or permission of (any of the foregoing being a “Consent”), any Governmental Entity or authority or other Person is necessary under any Yuma Material Contract or otherwise for the execution and delivery of this Agreement by Yuma or Merger Subsidiary or the consummation by Yuma or Merger Subsidiary of the transactions contemplated hereby, other than such Consents which, if not made or obtained, as the case may be, would not reasonably be expected, individually or in the aggregate, to have a Yuma Material Adverse Effect and would not prevent or materially delay the consummation of the Merger.

(e)         The board of directors of Yuma has approved the Merger and this Agreement and the transactions contemplated hereby and thereby, and such approval is sufficient to render inapplicable to the Merger and this Agreement and the transactions contemplated hereby the anti-takeover provisions of the CCC to the extent, if any, such provisions are applicable to the Merger, this Agreement, and the transactions contemplated hereby and thereby.  No other state takeover, control share, fair price or similar statute or regulation applies to or purports to apply to Yuma with respect to the Merger, this Agreement, or the transactions contemplated hereby and thereby.

SECTION 4.04                                Reports and Financial Statements.

(a)         Since January 1, 2014, Yuma has timely filed or furnished, as applicable, with the SEC all forms, statements, reports, certifications and documents, including all exhibits, post-effective amendments and supplements thereto (the “Yuma SEC Reports”), required to be filed by it under each of the Securities Act, the Exchange Act and the respective rules and regulations thereunder, all of which, as amended if applicable, complied when filed or amended, in all material respects, with all applicable requirements of the appropriate act and the rules and regulations thereunder. As of their respective dates, the Yuma SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequent Yuma SEC Report filed with the SEC prior to the date hereof.

(b)         The financial statements of Yuma included in the Yuma SEC Reports (collectively, the “Yuma Financial Statements”) were prepared in accordance with United States generally accepted accounting principles (except, with respect to any unaudited financial statements, as permitted by applicable SEC rules or requirements) applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the consolidated financial position of the Yuma Companies as of the dates thereof and the consolidated results of operations and changes in financial position of the Yuma Companies for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments).

(c)         Since January 1, 2014, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of Yuma, the Yuma Board or any committee thereof.  Since January 1, 2014, neither Yuma nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Yuma, (ii) any fraud, whether or not material, that involves Yuma’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Yuma, or (iii) any claim or allegation regarding any of the foregoing.

SECTION 4.05                                Proxy Statement/Prospectus.  None of the information to be supplied by any of the Yuma Entities or its stockholders for inclusion in the Proxy Statement/Prospectus will, at the time of the mailing thereof or any amendments or supplements thereto, or at the time of the Yuma Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Registration Statement will comply, as of its effective date, as to form in all material respects with all applicable Laws, including the provisions of the Securities Act and the rules and regulations promulgated thereunder.  Notwithstanding the foregoing, no representation or warranty is made by any Yuma Entity with respect to statements made or incorporated by reference therein or information supplied by the Company in writing for inclusion therein.

SECTION 4.06                                No Violation of Law.  No Yuma Company is in violation of or has been given written (or, to the knowledge of any Yuma Entity, oral) notice of any violation of any Law, statute, order, rule, regulation, ordinance or judgment of any Governmental Entity or authority, except for violations which would not reasonably be expected, individually or in the aggregate, to have a Yuma Material Adverse Effect.  The Yuma Companies have all material Permits necessary to conduct their businesses as presently conducted.  The Yuma Companies are in compliance, in all material respects, with the terms of such material Permits.

SECTION 4.07                                Material Contracts; Compliance with Contracts.

(a)         Except as otherwise noted below, Section 4.07 of the Yuma Disclosure Schedule includes a list of the following contracts, agreements, licenses, arrangements or understandings to which any of the Yuma Companies is a party or by which any them or their respective assets are bound or affected as of the date hereof (each, whether or not listed on Section 4.07 of the Yuma Disclosure Schedule, a “Yuma Material Contract”):

(i)           contracts for professional services, consulting agreements, licenses, technical data and other Intellectual Property, in each case that provide for aggregate payments by or to any Yuma Company in excess of $250,000 during any twelve (12) month period, and master services agreements pursuant to which any Yuma Company made aggregate payments of $1,000,000 in the twelve (12) months prior to the date hereof or reasonably expects to make aggregate payments of $1,000,000 in the twelve (12) months after the date hereof;

(ii)           contracts relating to any Owned Property or Leased Property of any Yuma Company, in each case that provide for aggregate payments by or to any Yuma Company in excess of $250,000 during any twelve (12) month period;

(iii)           contracts relating to the Yuma Oil and Gas Properties, including oil and gas leases, oil, gas and mineral leases, subleases and other leaseholds, as well as operating agreements, unitization, pooling and communitization agreements, area of mutual interest agreements, farmin and farmout agreements, participation agreements, exchange agreements, exploration agreements, and development agreements, in each case that provide for aggregate payments by or to any Yuma Company in excess of $250,000 during any twelve (12) month period, and provided that the contracts listed in this Section 4.07(a)(iii) need not be listed on Section 4.07 of the Yuma Disclosure Schedule;

(iv)           contracts for the sale, gathering, processing, storage or transportation of production, or otherwise relating to the marketing of production from the Yuma Oil and Gas Properties, in each case that provide for aggregate payments by or to any Yuma Company in excess of $250,000 during any twelve (12) month period, and other than contracts which are subject to cancellation on not more than sixty (60) days’ notice without penalty or other detriment to the applicable Yuma Company;

(v)           contracts that contain calls upon or options to purchase production, in each case that provide for aggregate payments by or to any Yuma Company in excess of $250,000 during any twelve (12) month period;

(vi)           pursuant to which payments are required or acceleration of benefits is required upon a change of control of Yuma or similar event, in each case that provide for aggregate payments by or to any Yuma Company in excess of $250,000 during any twelve (12) month period;

(vii)           which is material to any of the Yuma Companies or any of their assets, including Yuma’s Intellectual Property, or business and which requires the Consent or waiver of a third party prior to Yuma consummating the transactions contemplated hereby, in each case that provide for aggregate payments by or to any Yuma Company in excess of $250,000 during any twelve (12) month period;

(viii)           contracts which concern payments by the Yuma Companies in excess of $250,000 in the aggregate unless terminable by the Yuma Companies on not more than thirty (30) days’ notice without penalty;

(ix)           contracts restricting, in any material respect, any Yuma Company from freely engaging in any business or competing anywhere;

(x)           contracts that constitute a partnership or joint venture agreement (excluding any Tax partnership);

(xi)           any mortgages, indentures, guarantees, letters of credit, loans or credit agreements, security agreements or similar contracts, in each case relating to indebtedness for borrowed money, whether as borrower or lender, in each case in excess of $250,000, other than (A) accounts receivable and payable, and (B) loans to direct or indirect wholly owned Subsidiaries of Yuma;

(xii)           any employee collective bargaining agreement or other contract with any labor union;

(xiii)            which would be deemed a “material contract” within the meaning of Item 601(b)(10) of SEC Regulation S-K; or

(xiv)           which, with respect to any Yuma Company’s Intellectual Property, relates to (A) any acquisition by or from Yuma or any of its Subsidiaries, or any grant by or to Yuma or any of its Subsidiaries, of any right, title or interest in, under or to any of Yuma’s Intellectual Property, including contracts, agreements, arrangements or understandings with respect to Yuma’s Intellectual Property, or (B) any covenant not to sue granted by any of the Yuma Companies to any Person or granted by any Person to the Yuma Companies for the benefit of such Yuma Company, with respect to any of the Intellectual Property of any Yuma Company, all of which any Yuma Company’s Intellectual Property in clauses (A) and (B) is material to the Yuma Companies, taken as a whole, other than standardized nonexclusive licenses obtained by the Yuma Companies in the ordinary course of business.

(b)         With respect to each Yuma Material Contract (i) the Yuma Material Contract is legal, valid, binding and enforceable and in full force and effect with respect to the applicable Yuma Company, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity), and (ii) neither Yuma nor any of its Subsidiaries is, or has any knowledge that any other party thereto is, in material breach or violation of or in material default in the performance or observance of any term or provision of any Yuma Material Contract, and, to the knowledge of the Yuma Companies, no event has occurred which, with lapse of time or action by a third party, would result in a default under, any Yuma Material Contract.

(c)         True, accurate and complete copies of each Yuma Material Contract have heretofore been made available to the Company.

SECTION 4.08                                Brokers and Finders.  Except for fees payable to the Financial Advisor pursuant to an engagement letter, dated January 22, 2016, Yuma has not entered into any contract with any Person that may result in the obligation of Yuma to pay any investment banking fees, finder’s fees or brokerage fees in connection with the transactions contemplated hereby. Yuma has provided to the Company a true, correct and complete copy of any and all engagement or retention agreements with financial advisors or other advisors, to which Yuma is a party and which are related to the transactions contemplated hereby.

SECTION 4.09                                No Prior Activities of Delaware Merger Subsidiary and Merger Subsidiary.  Except for obligations incurred in connection with its incorporation or organization and the negotiation, execution and consummation of this Agreement and the transactions contemplated hereby, none of Delaware Merger Subsidiary and Merger Subsidiary has incurred any obligation or liability or engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person.

SECTION 4.10                                Litigation; Government Investigations.  There are no material claims, suits, actions, proceedings, arbitrations or other actions pending or, to the knowledge of Yuma, threatened against, relating to or affecting any Yuma Company or any of their assets, before any court, governmental department, Governmental Entity, commission, agency, instrumentality or authority, or any arbitrator.  No material investigation or review by any Governmental Entity or authority is pending or, to the knowledge of Yuma, threatened, and no Governmental Entity or authority has indicated an intention to conduct the same.  No Yuma Company is subject to any judgment, decree, injunction, rule or Order of any court, governmental department, Governmental Entity, commission, agency, instrumentality or authority, or any arbitrator, or any settlement agreement or stipulation, which as of the date hereof, prohibits the consummation of the transactions contemplated hereby or would reasonably be expected, individually or in the aggregate, to have a Yuma Material Adverse Effect.

SECTION 4.11                                Taxes.

(a)         Each Yuma Company has timely (i) filed with the appropriate Governmental Entity all material Tax Returns required to be filed by it, and such Tax Returns are true, correct and complete in all material respects, and (ii) paid in full or reserved in accordance with United States generally accepted accounting principles on the Yuma Financial Statements all material Taxes required to be paid.  No Yuma Company has requested an extension of time within which to file a material Tax Return, which has not been since filed.  There are no liens for Taxes upon any property or asset of any Yuma Company, other than liens for Taxes not yet due and payable or Taxes contested in good faith by appropriate proceedings or that are otherwise not material and reserved against in accordance with United States generally accepted accounting principles.  No deficiency with respect to Taxes has been proposed, asserted or assessed in writing against any Yuma Company, which has not been fully paid or adequately reserved or reflected in the Yuma SEC Reports, and there are no material unresolved issues of Law or fact arising out of a written notice of a deficiency, proposed deficiency or assessment from the IRS or any other governmental taxing authority with respect to Taxes of the Yuma Companies.  No Yuma Company has agreed to an extension of time with respect to a Tax deficiency, other than extensions which are no longer in effect.  No Yuma Company has received (A) notice from any federal taxing authority of its intent to examine or audit any of Yuma’s or any of its Subsidiaries’ Tax Returns or (B) notice from any state taxing authority of its intent to examine or audit any of Yuma’s or any of its Subsidiaries’ Tax Returns, other than notices with respect to examinations or audits by any state taxing authority that have not had and would not reasonably be expected to have a Yuma Material Adverse Effect.  No Yuma Company is a party to any agreement providing for the allocation or sharing of Taxes with any entity other than agreements the consequences of which are fully and adequately reserved for in the Yuma Financial Statements.  Yuma has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the five-year period ending on the date hereof.

(b)         Each Yuma Company has withheld and paid each material Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other party, and materially complied with all information reporting and backup withholding provisions of applicable Law.

(c)         The statutes of limitations for the federal income Tax Returns of the Yuma Companies have expired or otherwise have been closed for all taxable periods ending on or before December 31, 2009.

(d)         Since December 31, 2009, no Yuma Company has entered into an agreement or waiver extending any statute of limitations relating to the payment or collection of a material amount of Taxes, nor is any request for such a waiver or extension pending.

(e)         No Yuma Company is the subject of or bound by any material private letter ruling, technical advice memorandum, closing agreement or similar material ruling, memorandum of agreement with any taxing authority.

(f)         No Yuma Company has entered into, has any liability in respect of, or has any filing obligations with respect to, any “reportable transactions,” as defined in Section 1.6011-4(b)(1) of the U.S. Treasury Regulations.

(g)         No Yuma Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, or (iii) deferred intercompany gain or excess loss account described in the U.S. Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law).

(h)         No Yuma Company has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that would be reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(i)         Yuma has made available to the Company correct and complete copies of (i) all U.S. federal income Tax Returns of the Yuma Companies relating to taxable periods ending on or after December 31, 2009, filed through the date hereof and (ii) any material audit report within the last three years relating to any material Taxes due from or with respect to any Yuma Company.

(j)         No jurisdiction where any Yuma Company does not file a Tax Return has made a claim that any Yuma Company is required to file a Tax Return for a material amount of Taxes for such jurisdiction.

(k)         Within the last three (3) years, no Yuma Company has owned any material assets located outside the United States or conducted a material trade or business outside the United States.

(l)         Except as set forth in Section 4.11(l) of the Yuma Disclosure Schedule, all of the transactions which Yuma has accounted for as hedges under the SFAS 133 have also been treated as hedging transactions for federal income Tax purposes pursuant to U.S. Treasury Regulation Section 1.1221-2 and have been properly identified as such under U.S. Treasury Regulation Section 1.1221-2(f).

(m)         For purposes of this Agreement, “Tax” (including, with correlative meaning, the terms “Taxes”) means all federal, state, local and foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, profits, franchise, gross receipts, environmental, customs duty, Capital Stock, communications services, severance, stamp, payroll, sales, employment, unemployment, disability, social security, occupation, use, property, withholding, excise, production, value added, occupancy, capital, ad valorem, transfer, inventory, license, customs duties, fees, assessments and charges of any kind whatsoever and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties, fines and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and includes any liability for Taxes of another Person by contract, as a transferee or successor, under U.S. Treasury Regulation Section 1.1502-6 or analogous state, local or foreign Law provision or otherwise, and “Tax Return” means any return, report, claim for refund, estimate, information return or statement or other similar document (including attached schedules) relating to or required to be filed with respect to any Tax, including, any information return, claim for refund, amended return or declaration of estimated Tax.

SECTION 4.12                                Employee Benefit Plans; ERISA; Employment Agreements.

(a)         Section 4.12(a) of the Yuma Disclosure Schedule contains a complete and accurate list of each plan, program, policy, practice, contract, agreement or other arrangement providing for employment, compensation, retirement, deferred compensation, loans, severance, separation, relocation, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, change in control, supplemental retirement, fringe benefits, cafeteria benefits, salary continuation, vacation, sick, or other paid leave, employment or consulting, hospitalization or other medical, dental, life (including all individual life insurance policies as to which any Yuma Company is the owner, the beneficiary or both) or other insurance or coverage, disability, death benefit, or other benefits, whether written or unwritten, including without limitation each “employee benefit plan” within the meaning of Section 3(3) of ERISA, which is or has been sponsored, maintained, contributed to, or required to be contributed to by any Yuma Company and any trade or business (whether or not incorporated) that is or at any relevant time was treated as a single employer with Yuma within the meaning of Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”) for the benefit of any Person who performs or who has performed services for any Yuma Company or with respect to which any Yuma Company or any ERISA Affiliate of any Yuma Company has or may have any liability (including without limitation contingent liability) or obligation (collectively, the “Yuma Employee Plans”).

(b)         Yuma has furnished to the Company true and complete copies of documents embodying each of Yuma Employee Plans and related plan documents, including without limitation trust documents, group annuity contracts, plan amendments, insurance policies or contracts, participant agreements, employee booklets, administrative service agreements, summary plan descriptions, compliance and nondiscrimination tests for the last three (3) plan years, standard COBRA forms and related notices, registration statements and prospectuses and, to the extent still in its possession, any material employee communications relating thereto.  With respect to each Yuma Employee Plan, if any, that is subject to ERISA reporting requirements, Yuma has provided copies of the Form 5500 reports filed for the last three (3) plan years.

(c)         Compliance. Except as disclosed in Section 4.12 of the Yuma Disclosure Schedule, (i) Each Yuma Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), except as could not reasonably be expected to have, individually or in the aggregate, a Yuma Material Adverse Effect; and Yuma and each ERISA Affiliate of Yuma have performed all material obligations required to be performed by them under, are not in any material respect in default under or violation of and have no knowledge of any material default or violation by any other party to, any of Yuma Employee Plans; (ii) any Yuma Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, including all currently effective amendments to the Code, or has time remaining to apply under applicable U.S. Treasury Regulations or IRS pronouncements for a determination or opinion letter and to make any amendments necessary to obtain a favorable determination or opinion letter; (iii) none of Yuma Employee Plans promises or provides retiree medical or other retiree welfare benefits to any Person; (iv) there has been no “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the Code, with respect to any Yuma Employee Plan; (v) none of Yuma or, to the knowledge of Yuma, any ERISA Affiliate of Yuma is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Yuma Employee Plan; (vi) all contributions required to be made by Yuma or any ERISA Affiliate of Yuma to any Yuma Employee Plan have been timely paid and accrued; (vii) with respect to each Yuma Employee Plan, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 of ERISA has occurred; (viii) each Yuma Employee Plan subject to ERISA has prepared in good faith and timely filed all requisite governmental reports, which were true and correct as of the date filed, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Yuma Employee Plan; (ix) no suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of Yuma is threatened, against or with respect to any such Yuma Employee Plan, including any audit or inquiry by the IRS or U.S. Department of Labor; (x) there has been no amendment to, written interpretation or announcement by Yuma or any ERISA Affiliate of Yuma that would materially increase the expense of maintaining any Yuma Employee Plan above the level of expense incurred with respect to that Yuma Employee Plan for the most recent fiscal year included in Yuma Financial Statements; and (xi) no Yuma Employee Plan is subject to or maintained pursuant to the Laws of a foreign jurisdiction.  No current or former officer, director, employee, leased employee, consultant or agent (or their respective beneficiaries) of any Yuma Company or its ERISA Affiliates has or will obtain a right to receive a gross-up payment from any Yuma Company or its ERISA Affiliates with respect to any Tax that may be imposed upon such individual pursuant to Section 409A of the Code, Section 4999 of the Code or otherwise.

(d)         Neither Yuma nor any ERISA Affiliate of Yuma has ever maintained, established, sponsored, participated in, contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including without limitation any contingent liability) under any “multiemployer plan” (as defined in Section 3(37) of ERISA), to any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 or 430 of the Code or any multiple employer welfare arrangement or voluntary employee benefits association.  None of Yuma or any ERISA Affiliate of Yuma has any actual or potential withdrawal liability (including without limitation any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.

(e)         With respect to each Yuma Employee Plan, each Yuma Company has complied with (i) the applicable health care continuation and notice provisions of the COBRA and the regulations thereunder or any state Law governing health care coverage extension or continuation; (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder; (iii) HIPAA; (iv) the applicable requirements of the Cancer Rights Act of 1998; and (v) the Patient Protection and Affordable Care Act (“PPAC”).  Yuma has no unsatisfied obligations to any employees, former employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state Law governing health care coverage extension or continuation.

(f)         Except as set forth in Section 4.12(f) of the Yuma Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or other service provider of Yuma or any ERISA Affiliate of Yuma to severance benefits or any other payment (including without limitation unemployment compensation, golden parachute, bonus or benefits under any Yuma Employee Plan); or (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such employee or service provider.  No benefit payable or that may become payable by any Yuma Company pursuant to any Yuma Employee Plan or as a result of or arising under this Agreement shall constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) subject to the imposition of an excise Tax under Section 4999 of the Code or the deduction for which would be disallowed by reason of Section 280G of the Code and no such benefit will fail to be deductible for federal income Tax purposes by virtue of Section 162(m) of the Code.  Except as set forth in Section 4.12(f) of the Yuma Disclosure Schedule, each Yuma Employee Plan can be amended, terminated or otherwise discontinued after the Merger Effective Time in accordance with its terms, without material liability to Yuma or the Company other than ordinary administration expenses typically incurred in a termination event.

(g)         Each Yuma Company is in compliance with all currently applicable Laws and regulations respecting terms and conditions of employment, including without limitation applicant and employee background checking, immigration Laws, discrimination Laws, verification of employment eligibility, employee leave Laws, classification of workers as employees and independent contractors, wage and hour Laws, and occupational safety and health Laws.  There are no proceedings pending or, to the knowledge of Yuma, reasonably expected or threatened, between any Yuma Company, on the one hand, and any or all of its current or former employees, on the other hand, including without limitation any claims for actual or alleged harassment or discrimination based on race, national origin, age, sex, sexual orientation, religion, disability, or similar tortious conduct, breach of contract, wrongful termination, defamation, intentional or negligent infliction of emotional distress, interference with contract or interference with actual or prospective economic disadvantage.  There are no claims pending, or, to the knowledge of Yuma, reasonably expected or threatened, against any Yuma Company under any workers’ compensation or long-term disability plan or policy.  No Yuma Company is a party to any collective bargaining agreement or other labor union contract.  No Yuma Company is paying or is obligated to pay any employee or any former employee any disability or workers compensation payments or unemployment benefits. Except as set forth in Section 4.12(g) of the Yuma Disclosure Schedule, the employment of each of the Yuma Company’s employees is terminable by Yuma at will.  To the best of the knowledge of Yuma, no employee of any Yuma Company intends to terminate his or her employment with Yuma.

(h)         Except as set forth in Section 4.12(h) of the Yuma Disclosure Schedule, no Yuma Company is a party to or bound by any employment, consulting, termination, severance or similar agreement with any individual officer, director or employee of any Yuma Company or any agreement pursuant to which any such Person is entitled to receive any benefits from any Yuma Company upon the occurrence of a change in control of Yuma or similar event.

(i)         All Yuma Employee Plans that are subject to Section 409A of the Code are in compliance with the requirements of such Code section and regulations and other guidance thereunder.  Except as set forth in Section 4.12(i) of the Yuma Disclosure Schedule, no Yuma Common Stock or other security of Yuma, any of its Subsidiaries or other affiliates and no real property is held in trust or otherwise set aside for funding benefit obligations under any Yuma Employee Plan.

SECTION 4.13                                Tax Matters.  No Yuma Company has taken or agreed to take any action that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code.  Without limiting the generality of the foregoing:

(a)         The Merger will be carried out strictly in accordance with this Agreement and pursuant to the DGCL.  There are no other written or oral agreements relating to the Merger other than those expressly referred to in this Agreement.

(b)         In connection with the Merger, no shares of Company Common Stock or Company Preferred Stock will be acquired by Yuma, Yuma Delaware or a Related Person for consideration other than shares of Yuma Delaware Common Stock or Yuma Delaware Series D Preferred Stock, as applicable. In accordance with U.S. Treasury Regulation Section 1.368-1(e)(4), (5), and (7), for purposes of this Agreement, the term “Related Person” means, (i) a corporation that, immediately before or immediately after a purchase, exchange, redemption, or other acquisition of Company Common Stock or Yuma Common Stock, as the case may be, or Company Preferred Stock or Yuma Series A Preferred Stock, as the case may be, is a member of an Affiliated Group of which the Company or Yuma, as applicable, (or any successor corporation thereto) is a member; or (ii) a corporation in which the Company or Yuma, as applicable, (or any successor corporation thereto), owns, or which owns with respect to the Company or Yuma, as applicable, (or any successor corporation thereto), directly or indirectly, immediately before or immediately after such purchase, exchange, redemption, or other acquisition, at least 50% of the total combined voting power of all classes of stock entitled to vote or at least 50% of the total value of shares of all classes of stock, taking into account for purposes of this clause (ii) any stock owned by 5% or greater stockholders of the Company or Yuma, as applicable, (or any successor thereto) or such corporation, a proportionate share of the stock owned by entities in which the Company or Yuma, as applicable, (or any successor thereto) or such corporation owns an interest, and any stock which may be acquired pursuant to the exercise of options.

(c)         Yuma is a publicly traded company and its value is determined on that basis. The Merger Consideration was negotiated by the parties on an arm’s length basis. Based on the volume weighted average closing price of Yuma Common Stock over the fifteen (15) trading days prior to the date of this Agreement, the fair market value of the Merger Consideration received by each stockholder of the Company will be approximately equal to the fair market value of Company Common Stock and Company Preferred Stock exchanged in the Merger.

(d)         Neither Yuma, Yuma Delaware nor any Related Person has any plan or intention to redeem or otherwise reacquire, directly or indirectly, any shares of Yuma Delaware Common Stock or Yuma Delaware Series D Preferred Stock to be issued in the Merger.

(e)         Yuma has no stock repurchase program and has no current plan or intention to adopt such a plan.

(f)         Neither Yuma nor any Related Person owns, nor has it owned during the past five (5) years, any shares of stock of the Company.  Neither Yuma nor any Related Person has caused any other Person to acquire stock of the Company on behalf of Yuma or a Related Person, and will not directly or indirectly acquire any stock of the Company in connection with the Merger, except as described in this Agreement.

(g)         Yuma has not, directly or indirectly, transferred any cash or property to the Company (or any entity controlled directly or indirectly by the Company) for less than full and adequate consideration and has not made any loan to the Company (or any entity controlled directly or indirectly by the Company) in anticipation of the Merger.

(h)         There is no intercompany indebtedness existing between Yuma, Merger Subsidiary, and the Company that was or will be issued, acquired, or settled at a discount in connection with the Merger.

(i)         Yuma, Yuma Delaware, Merger Subsidiary will each pay its expenses incurred in connection with or as part of the Merger. Yuma and Yuma Delaware have not paid and will not pay, directly or indirectly, any expenses (including transfer taxes) incurred by any holder of shares of Company Common Stock or Company Preferred Stock in connection with or as part of the Merger, or any related transactions.  Yuma and Yuma Delaware have not agreed to assume, nor will it directly or indirectly assume, any expense or other liability, whether fixed or contingent, of any holder of shares of Company Common Stock or Company Preferred Stock.

(j)         Any compensation paid to the holders of shares of Company Common Stock or Company Preferred Stock who enter (or have entered) into employment, consulting or noncompetitive contracts, if any, with Yuma or Yuma Delaware, as the case may be, (i) will be for services actually rendered or to be rendered, (ii) will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services, and (iii) will not represent consideration for the surrender of the shares of Company Common Stock or Company Preferred Stock in the Merger.

(k)         Following the Merger, Yuma Delaware will continue the historic business of the Company or use a significant portion of its assets in a business, within the meaning of U.S. Treasury Regulation Section 1.368-1(d).

(l)         Yuma Delaware is paying no consideration in the Merger other than the Merger Consideration.

(m)         Yuma has substantial non-tax business purposes and reasons for the Merger, and the terms of the Merger are the product of arm’s length negotiations.

(n)         Yuma Delaware will not take any position on any Tax Return, or take any other Tax reporting position that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required by a “determination” (as defined in Code Section 1313(a)(1)).

(o)         No stock or securities of Yuma or Yuma Delaware will be issued to any Company Stockholder for services rendered to or for the benefit of Yuma, Yuma Delaware or the Company in connection with the Merger except as provided in this Agreement.

(p)         No stock or securities of Yuma or Yuma Delaware will be issued for any indebtedness owed to any Company Stockholder in connection with the Merger.

(q)         Yuma has not distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code since February 10, 2014.  The stock of Yuma has not been distributed in a transaction satisfying the requirements of Section 355 of the Code since February 10, 2014.

(r)         At and after the Merger Effective Time, Yuma Delaware will be a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.

(s)         After the Merger Effective Time as part of a plan that includes the Merger, Yuma Delaware will not sell or otherwise transfer any of the assets of the Company to a corporation or other entity.

(t)         Immediately after the Merger Effective Time, Yuma expects that Yuma Delaware will be treated as a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code (a “USRPHC”), taking into account the United States real property owned by the Company.

(u)         Prior to the Merger, Merger Subsidiary will be a newly formed corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and Yuma (or Yuma Delaware after the consummation of the Reincorporation Merger) will be in control of Merger Subsidiary within the meaning of Section 368(c) of the Code.

(v)         Merger Subsidiary will have no liabilities assumed by the Company and will not transfer to the Company any assets subject to liabilities in the Merger.

(w)         No Yuma Company is an investment company as defined in Section 368(a)(2)(F) of the Code.  An investment company is (1) a regulated investment company; (2) a real estate investment trust; or (3) a corporation (i) fifty percent (50%) or more of the value of whose total assets are stock and securities, and (ii) eighty percent (80%) or more of the value of whose total assets are held for investment.  In making the fifty percent and eighty percent determinations under the preceding sentence, stock and securities in any Subsidiary corporation shall be disregarded and a parent corporation shall be deemed to own its ratable share of the Subsidiary’s assets, and a corporation shall be considered a Subsidiary if a parent owns fifty percent (50%) or more of the combined voting power of all classes of stock entitled to vote, or fifty percent (50%) or more of the total value of shares of all classes of stock outstanding.  For this purpose, “total assets” shall not include cash and cash items (including receivables) and government securities.

(x)         No Yuma Company is under the jurisdiction of a court in a title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

SECTION 4.14                                Liabilities.  As of the date hereof, no Yuma Company has incurred liabilities or obligations (whether known or unknown, absolute, accrued, contingent or otherwise) of any nature, except (a) liabilities, obligations or contingencies (i) which are accrued or reserved against in the Yuma Financial Statements or reflected in the notes thereto, or (ii) which were incurred since September 30, 2015 in the ordinary course of business and consistent with past practices; (b) liabilities, obligations or contingencies which (i) would not reasonably be expected, individually or in the aggregate, to have a Yuma Material Adverse Effect, or (ii) have been discharged or paid in full prior to the date hereof in the ordinary course of business; and (c) liabilities, obligations and contingencies which are of a nature not required to be reflected on a balance sheet prepared in accordance with United States generally accepted accounting principles consistently applied, including the footnotes thereto.  As of the date hereof, each of Delaware Merger Subsidiary and Merger Subsidiary has no assets or liabilities.

SECTION 4.15                                Absence of Certain Changes or Events.  Since December 31, 2014, (a) except with respect to the transactions contemplated by this Agreement, the Yuma Companies have carried on and operated their businesses in all material respects in the ordinary course of business, (b) there have not been any changes, events, circumstances, developments or occurrences that would reasonably be expected to have a Yuma Material Adverse Effect, and (c) except as disclosed on Section 4.15 of the Yuma Disclosure Schedule or in the Yuma SEC Reports filed by Yuma with the SEC since December 31, 2014, and prior to the date hereof to the extent that it is reasonably apparent that the disclosure in such Yuma SEC Reports is responsive to the matter in this Section 4.15(c), no Yuma Company has taken any action that, if taken after the date hereof and before the Closing, would constitute a breach of Sections 6.02(b) through (e) and (g) through (p).

SECTION 4.16                                Compliance.  Yuma is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder, and the listing and corporate governance rules and regulations of NYSE MKT that are in each case applicable to Yuma.

SECTION 4.17                                Environmental Matters.  Each Yuma Company is in material compliance with all applicable Environmental Laws, which compliance includes the possession by the Yuma Companies of all material Permits and other governmental authorizations required under applicable Environmental Laws and material compliance with the terms and conditions thereof.  With respect to each Yuma Oil and Gas Property that is operated by a Yuma Company, Yuma has made available to the Company any and all material Permits, spill reports and notifications from any governmental body, court, administrative agency or commission or other Governmental Entity or instrumentality held, prepared or received, as applicable, by any Yuma Company at any time during the past five (5) years with respect to the generation, treatment, storage and disposition by Yuma of Hazardous Materials together with all other regulatory records and files relative to the Yuma Oil and Gas Properties.  Since January 1, 2006: (a) no Yuma Company and, to the knowledge of Yuma, no current or prior owner of any property leased or controlled by any Yuma Company has received any written notice or other communication relating to property owned or leased at any time by any Yuma Company, whether from a governmental body, court, administrative agency or commission or other Governmental Entity or instrumentality, citizens group, employee or otherwise, that alleges that a Yuma Company and/or such current or prior owner or any Yuma Company is not in material compliance with or has materially violated any Environmental Law relating to such property, which, in both cases, remains unresolved and (b) Yuma does not have any material liability under any Environmental Law.  Yuma is not aware of any ongoing material environmental corrective action or remediation action at any of the Yuma Oil and Gas Properties operated by any Yuma Company.

SECTION 4.18                                Insurance.  Section 4.18 of the Yuma Disclosure Schedule sets forth each insurance policy maintained by any Yuma Company as of the date hereof and each general liability, umbrella and excess liability policy currently maintained by any Yuma Company (each, a “Yuma Insurance Policy”). Each Yuma Insurance Policy is in full force and effect with respect to the period covered and is valid, outstanding and enforceable, and all premiums or installment payments of premiums, as applicable, due thereon have been paid in full. No insurer under any Yuma Insurance Policy has canceled or generally disclaimed liability under any such policy or, to the knowledge of Yuma, indicated any intent to do so or not to renew any such policy. To the knowledge of Yuma, all material claims under the Yuma Insurance Policies have been filed in a timely fashion.

SECTION 4.19                                Affiliate Transactions.  Yuma’s SEC Reports completely and correctly disclose, as of the date of this Agreement, all agreements, contracts, transfers or assets or liabilities or other commitments or transactions required to be disclosed by applicable securities Laws, whether or not entered into in the ordinary course of business, to or by which any Yuma Company, on the one hand, and, on the other hand, any (a) present executive officer or director of any Yuma Company or any Person that has served as such an executive officer or director within the past two (2) years or any of such executive officer’s or director’s immediate family members, (b) record or beneficial owner of more than 5% of Yuma Common Stock as of the date hereof, or (c) any affiliate of any such executive officer or director or, to the knowledge of Yuma, of any owner are or have been a party or otherwise bound or affected, and that (i) are currently pending, in effect or have been in effect during the past twelve (12) months, and (ii) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to the Yuma Companies taken as a whole, provided that any such agreement, contract, transfer or assets or liabilities or other commitment or transaction that provides for aggregate payments by or to any Yuma Company in excess of $120,000 during any twelve (12) month period shall be deemed to be “material” for purposes of this Section 4.19.

SECTION 4.20                                Recommendation of Yuma Board of Directors; Opinion of Financial Advisor.

(a)         The Yuma Board, at a meeting duly called and held, duly adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby are fair to, and in the best interests of, the shareholders of Yuma, (ii) approving this Agreement and the transactions contemplated hereby, (iii) resolving to recommend adoption of this Agreement and the Yuma Shareholder Approval Matters, and (iv) directing that the adoption of this Agreement and the approval of the Yuma Shareholder Approval Matters and the other transactions contemplated hereby be submitted to Yuma’s shareholders for consideration in accordance with this Agreement, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way.

(b)         Yuma has received an opinion of the Financial Advisor, to the effect that, as of the date of such opinion, the Merger is fair, from a financial point of view, to Yuma shareholders. A correct and complete copy of the form of such opinion has been made available to the Company. Yuma has received the approval of the Financial Advisor to permit the inclusion of a copy of its written opinion in its entirety and/or references thereto in the Proxy Statement/Prospectus, subject to the Financial Advisor’s and its legal counsel’s review of the Proxy Statement/Prospectus and approval of any references to the Financial Advisor or its written opinion included therein.

SECTION 4.21                                Certain Payments.  Yuma has not, nor to the knowledge of Yuma, has any director, officer, agent or employee of any Yuma Company, or any other Person, directly or indirectly, made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any entity or Person, private or public, regardless of form, whether in money, property or services, in material violation of any applicable Law.

SECTION 4.22                                Title to Properties.

(a)         Section 4.22(a) of the Yuma Disclosure Schedule sets forth a complete and correct list of (i) all real property and interests in real property owned in fee (individually, an “Owned Property”) by the Yuma Companies (other than the Yuma Oil and Gas Properties); (ii) all real property and interests in real property leased, subleased, or otherwise occupied as lessee (individually, a “Leased Property”) by any Yuma Company (other than the Yuma Oil and Gas Properties); and (iii) all existing wells (whether producing, non-producing, water injection, inactive, shut-in or any other status) and proved undeveloped locations included in the Yuma Oil and Gas Properties (specifying the working interest and net revenue interest with respect to each well and proved undeveloped location), in each case setting forth information sufficient to specifically identify such Owned Properties and Leased Properties and, with respect to the Yuma Oil and Gas Properties, to identify the wells and proved undeveloped locations of the Yuma Companies (such Owned Properties, Leased Properties and all Yuma Oil and Gas Properties collectively, “Yuma Properties”), as the case may be, and the legal owner thereof.

(b)         Except as set forth in Section 4.22(b) of the Yuma Disclosure Schedule, the Yuma Companies have good title to all of their Owned Properties, as reflected in Yuma Financial Statements, except for properties and assets that have been disposed of in the ordinary course of business since September 30, 2015, free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except (i) liens for current Taxes, payments of which are not yet delinquent or are being disputed in good faith by appropriate proceedings and (ii) such imperfections in title and easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially detract from the value, or interfere with the present use of the property subject thereto or affected thereby, or otherwise have a Yuma Material Adverse Effect.

(c)         The Yuma Companies are in possession of all of their Leased Properties pursuant to each lease or sublease, and Yuma is entitled to and has exclusive possession of such Leased Properties, and the Leased Properties are not subject to any other legally binding lease, tenancy, license or easement of any kind that materially interferes with any Yuma Company’s use of its Leased Properties as currently used.  Yuma has good and valid title to the leasehold estate or other interest created under each applicable lease, free and clear of any liens, claims or encumbrances, except where the failure to have such good and valid title would not have a Yuma Material Adverse Effect.

(d)         The Yuma Companies have defensible title to all Yuma Oil and Gas Properties forming the basis for the reserves reflected in the Yuma Financial Statements as attributable to interests owned by Yuma, except for those defects in title that do not have a Yuma Material Adverse Effect, and are free and clear of all liens, except for liens associated with obligations reflected in the Yuma Financial Statements. The oil and gas leases and other agreements that provide Yuma with its ownership interest and/or operating rights in the Yuma Oil and Gas Properties are legal, valid and binding and in full force and effect, and the rentals, royalties and other payments due thereunder have been properly and timely paid and there is no existing default (or event that, with notice or lapse of time or both, would become a default) under any of such oil and gas leases or other agreements, except, in each case, as individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Yuma Material Adverse Effect.

SECTION 4.23                                Intellectual Property.  The Yuma Companies own free and clear of any lien, or possess licenses or other valid rights to use, all patents, patent rights, domain names, trademarks (registered or unregistered), trade dress, trade names, copyrights (registered or unregistered), service marks, trade secrets, know-how and other confidential or proprietary rights and information, inventions (patentable or unpatentable), processes, formulae, as well as all goodwill symbolized by any of the foregoing (collectively, “Intellectual Property”) necessary in connection with the business of Yuma and its Subsidiaries as currently conducted, except where the failure to possess such rights or licenses would not have a Yuma Material Adverse Effect.  To the knowledge of Yuma, the conduct, products or services of the business of the Yuma Companies as currently conducted do not infringe in any material respect upon any Intellectual Property of any third party except where such infringement.  There are no claims or suits pending or, to the knowledge of Yuma, threatened (a) alleging that any Yuma Company’s conduct, products or services infringe in any material respect upon any Intellectual Property of any third party, or (b) challenging any Yuma Company’s ownership of, right to use, or the validity or enforcement of any material license or other material agreement relating to Yuma’s Intellectual Property.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in the loss of, or any encumbrance on, the rights of any Yuma Company with respect to any material Intellectual Property owned or used by them.

SECTION 4.24                                Production and Reserves.  NSAI, whose report as of January 1, 2016 and dated January 22, 2016 (the “Yuma Reserve Report”) provided to the Company, was as of the date of such report, and is, as of the date hereof, an independent reserve engineer and acts as independent reserve engineer with respect to Yuma. The information underlying the estimates of reserves of Yuma and its Subsidiaries contained in the Yuma Reserve Report, which information was supplied by Yuma to NSAI, for purposes of reviewing the Yuma Reserve Report and estimates of Yuma and preparing the letter of NSAI, including production and costs of operation as well as working interests and net revenue interests (for the remaining life of the properties), was true and correct in all material respects on the dates such estimates were made and such information was supplied and was prepared in accordance with customary industry practices. Other than (a) the production of reserves in the ordinary course of business, and (b) the resulting intervening price fluctuations and averages, Yuma is not aware of any facts or circumstances that would result in a Yuma Material Adverse Effect in its proved reserves in the aggregate, or the aggregate present value of estimated future net revenues of Yuma or the standardized measure of discounted future net cash flows therefrom, as described in the Yuma Reserve Report and reflected in the reserve information as of the respective dates such information is given.

SECTION 4.25                                Hedging. Except as set forth on Section 4.25 of the Yuma Disclosure Schedule, Yuma is not engaged in any oil, natural gas or other futures or option trading in respect of which it has any material future liability, nor is it a party to any price swaps, hedges, futures or similar instruments.  Section 4.25 of the Yuma Disclosure Schedule sets forth obligations of Yuma for the delivery of Hydrocarbons attributable to any of the Yuma Oil and Gas Properties in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor.  Except as set forth on Section 4.25 of the Yuma Disclosure Schedule, as of the date hereof, Yuma is not bound by futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.

SECTION 4.26                                Preferential Purchase Rights.  With respect to the Yuma Oil and Gas Properties, to the knowledge of the Yuma Companies, there are no (a) preferential purchase rights, rights of first refusal or similar rights and (b) rights of first offer, tag-along rights, drag-along rights or other similar rights, in each case of clause (a) and (b) above, that are applicable in connection with the transactions contemplated by this Agreement.

SECTION 4.27                                Payment of Royalties.  Except for such items that are being held in suspense as permitted pursuant to applicable Law or the terms of the applicable contract, Yuma has timely and in accordance with the terms of each of the applicable Yuma Oil and Gas Properties paid in all material respects all royalties (including lessor’s royalties), overriding royalties, and other burdens upon, measured by or payable out of Production (each, a “Burden”) due by any Yuma Company with respect to the Yuma Oil and Gas Properties of any Yuma Company except as set forth on Section 4.27 of the Yuma Disclosure Schedule or as reserved against in the Yuma Financial Statements.  No Yuma Company has received any notice of any dispute or claim in respect of non-payment or underpayment of royalties attributable to the Yuma Oil and Gas Properties.

SECTION 4.28                                Imbalances.  Except as set forth on Section 4.28 of the Yuma Disclosure Schedule, there are no material Well Imbalances or material Pipeline Imbalances, in each case, associated with the Yuma Oil and Gas Properties as of the date hereof.

SECTION 4.29                                Current Commitments.  Section 4.29 of the Yuma Disclosure Schedule sets forth, as of the date hereof, all approved authorizations for expenditures and other approved capital commitments relating to the Yuma Oil and Gas Properties in an amount exceeding $250,000 to drill or rework wells or conduct other operations for which any Yuma Company or its affiliates proposed to the joint interests or had the right to consent or non-consent the operations to which such capital expenditures or commitments pertain (in each case) for which all of the activities anticipated in such approved authorizations or capital commitments have not been completed by the date of this Agreement.

SECTION 4.30                                Delivery of Hydrocarbons.  Except as set forth on Section 4.30 of the Yuma Disclosure Schedule and for the rights of any lessor to take free gas under the terms of the applicable oil, gas or mineral lease for its use on the lands covered by such oil, gas or mineral lease, no Yuma Company is obligated by virtue of any take-or-pay payment, advance payment or other similar payment (other than gas balancing arrangements), to deliver Production, or proceeds from the sale thereof, attributable to the Yuma Oil and Gas Properties at some future time without receiving payment therefor at or after the time of delivery.  None of the revenues attributable to any Yuma Company’s interests in any producing well are being held in suspense.

SECTION 4.31                                Payout Status.  To the knowledge of Yuma, Section 4.31 of the Yuma Disclosure Schedule sets forth the payout status as of the date hereof of each well or other Oil and Gas Interests subject to a reversion or other adjustment at some level of cost recovery or payout and, for each such well or Oil and Gas Interests, the before payout and after payout net revenue interest and working interest amounts.

SECTION 4.32                                Mandatory Drilling Obligations or Pending Proposals.  Except as provided in Section 4.32 of the Yuma Disclosure Schedule, to the knowledge of Yuma, there are no mandatory drilling or completion obligations and there are no pending or expected proposals or elections for drilling, completing, recompleting, reworking, facilities or similar activities that would require such commitment on behalf of any Yuma Company within one (1) year of the date hereof in any of the Yuma Oil and Gas Properties or any of the contracts governing any of the Yuma Oil and Gas Properties, including any of the oil, gas or mineral leases or participation and development agreements.

SECTION 4.33                                Wells.  Except as set forth in Section 4.22(a) of the Yuma Disclosure Schedule, to the knowledge of Yuma, as of the date hereof, there are no wells included in the Yuma Oil and Gas Properties that have ceased producing or are subject to any statute, Order, rule, regulation, ordinance or judgment from any Governmental Entity or written notice from any regulatory agency having jurisdiction or any other third parties requiring that such well be plugged and abandoned.

SECTION 4.34                                Suspense Accounts.  Except as set forth in Section 4.34 of the Yuma Disclosure Schedule, as of the date set forth on such Section, no Yuma Company holds any funds in suspense with respect to any of the Yuma Oil and Gas Properties.

SECTION 4.35                                Gathering and Processing Contracts.  Except as set forth on Section 4.35 of the Yuma Disclosure Schedule, none of the contracts in respect of gathering, processing, storage or transportation Production from the Yuma Oil and Gas Properties contain any minimum volume or throughput provisions or require any Yuma Company to pay for services regardless of whether any Yuma Company delivers Production for use of the services provided for under any such contract.

SECTION 4.36                                Extraordinary Lease Provisions.  Except as set forth in Section 4.36 of the Yuma Disclosure Schedule, none of the contracts relating to the Yuma Oil and Gas Properties (including all oil, gas and mineral leases and similar contracts described in Section 4.07(a)(iii)) contain any provision (a) requiring the lessee to pay royalties on hedges, (b) causing the oil, gas or mineral lease or contract to terminate without advance notice and the opportunity to cure that result in a loss, in whole or in part, of any of the Yuma Oil and Gas Properties for lessee’s failure to pay royalties or for lessee’s breach of any covenant thereunder, (c) requiring lessor’s consent to the consummation of the transactions of the type contemplated under this Agreement, (d) is expected to result in a mandatory payment or expenditure not otherwise disclosed in the Yuma Disclosure Schedule.

SECTION 4.37                                No Other Representations or Warranties.  Except for the representations and warranties contained in this Article IV, neither Yuma nor any other Person makes any other express or implied representation or warranty on behalf of Yuma, the Yuma Entities or any of their affiliates in connection with this Agreement or the transactions contemplated hereby.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Yuma Entities that, except as set forth in the disclosure schedule delivered to Yuma by the Company at or prior to the execution and delivery of this Agreement (the “Company Disclosure Schedule”), which shall be arranged in sections corresponding to the numbered sections of this Article V, it being agreed that disclosure of any item on the Company Disclosure Schedule shall be deemed to be disclosure with respect to any other section of the Company Disclosure Schedule and this Agreement to the extent that the applicability of such item to such other section of the Company Disclosure Schedule is reasonably apparent from the face of such disclosure:

SECTION 5.01                                Organization and Qualification.

(a)         Each of the DPAC Companies is a corporation or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation and has the requisite corporate power or entity power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of the DPAC Companies is duly qualified and licensed to transact business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so organized, existing, qualified, licensed and in good standing would not reasonably be expected to have a Company Material Adverse Effect. True, accurate and complete copies of the Governing Documents of the DPAC Companies as in effect on the date hereof, including all amendments thereto, have heretofore been made available to Yuma.

(b)         For purposes of this Agreement, “Company Material Adverse Effect” means any change, event, circumstance, development or other occurrence (other than an effect arising out of or resulting from the entering into or the public announcement or disclosure of this Agreement and the transactions contemplated hereby) that, individually or in the aggregate with any other occurrences:

(i)           has a material effect on the business, assets, financial condition or ongoing operations of the DPAC Companies taken as a whole, which results in or is reasonably likely to result in, losses, claims, damages, liabilities, fees, expenses or fines to any of the DPAC Companies (collectively, “DPAC Losses”) that, when taken together with all DPAC Losses pursuant to Section 5.01(b)(ii), would exceed $3,000,000 in aggregate amount.  For absence of doubt, any operational event which results in a reduction of proved reserves which would reduce the net present value of the Company Oil and Gas Properties set forth in the Company Reserve Report would result in DPAC Losses in the amount of the reduction in such net present value shall be included in Yuma Losses; provided, however, that notwithstanding any language to the contrary herein, financial statement adjustments not relating to operational events, such as ceiling test write-downs, changes in commodity prices and other non-cash charges, if there is no corresponding cash cost, shall not be deemed to constitute DPAC Losses; or

(ii)           results in the breach of any representation, warranty or covenant of any DPAC Company contained in this Agreement (other than a breach of Section 5.06(b)), or which would reasonably be expected to result in the breach of any representation, warranty or covenant of any DPAC Company at Closing, which, individually or in the aggregate, results in, or is reasonably likely to result in, DPAC Losses that, when taken together with all DPAC Losses pursuant to Section 5.01(b)(i), would exceed $3,000,000 in aggregate amount, or

(iii)           has a material adverse effect on the Company’s ability to timely consummate the Merger; provided, however, that in no event shall a write down resulting from a ceiling test impairment by itself constitute a Yuma Material Adverse Effect.

(c)         Section 5.01(c) of the Company Disclosure Schedule lists each of the DPAC Companies and sets forth as to each the type of entity, its jurisdiction of organization and, except in the case of the Company, its stockholders or other equity holders.  Except for the Capital Stock of, or other equity or voting interests in, the Subsidiaries of the Company listed on Section 5.01(c) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any Capital Stock of, or other equity or voting interests in, any other Person.

SECTION 5.02                                Capitalization.

(a)         The authorized Capital Stock of the Company consists of 450,100,000 shares of Company Common Stock and 50,000,000 shares of Company Preferred Stock.  As of the date hereof, (i) 151,472,853 shares of Company Common Stock are issued and outstanding, including 10,765,688 Company Restricted Shares, all of which have been duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, other than as disclosed in Section 5.02 of the Company Disclosure Schedule, (ii) 33,367,187 shares of Company Preferred Stock are issued and outstanding, all of which have been duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and (iii) 6,794,510 shares of Company Common Stock are reserved for issuance upon vesting and settlement of outstanding Company Plans (in addition to Company Restricted Shares outstanding).  The outstanding shares of Company Common Stock, the Company Preferred Stock, the Company Restricted Shares and the Company Plans have been issued in compliance with all applicable securities Laws.  Since the date hereof, except as permitted by this Agreement or as disclosed in Section 5.02(a) of the Company Disclosure Schedule, (x) no shares of Capital Stock of the Company have been issued, and (y) no options, warrants or securities convertible into, or commitments with respect to the issuance of, shares of Capital Stock of the Company have been issued, granted or made.  Section 5.02(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of the holders of record of Company Common Stock and Company Preferred Stock as of the date hereof.

(b)         Section 5.02(b) of the Company Disclosure Schedule sets forth a complete and accurate list of all Company Stock Plans and all holders of Company Restricted Shares, indicating with respect to each Company Restricted Share, the number of shares of Company Common Stock subject to such Company Restricted Shares, the date of grant, settlement terms, vesting period and the expiration date thereof.  The Company has delivered or made available to Yuma accurate and complete copies of all Company Stock Plans, the standard forms of the Company Restricted Share Agreement evidencing Company Restricted Shares, and any Company Restricted Share Agreements evidencing a Company Restricted Share that deviates in any material manner from the Company’s standard forms of the Company Restricted Share Agreement.

(c)         Except for the shares of the Company Preferred Stock and the terms and conditions of the Company Stockholder Agreement, there are no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating any DPAC Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the Capital Stock of any DPAC Company or obligating any DPAC Company to grant, extend or enter into any such agreement or commitment. There are no outstanding stock appreciation rights or similar derivative securities or rights of any DPAC Company.  Except for the Company Stockholder Agreement, there are no voting trusts, irrevocable proxies or other agreements or understandings to which any DPAC Company is a party or is bound with respect to the voting of any shares of Capital Stock of the Company.

(d)         All of the issued and outstanding shares of Capital Stock (or equivalent equity interests of entities other than corporations) of each of the Company’s Subsidiaries are owned, directly or indirectly, by the Company free and clear of any liens, other than statutory liens for Taxes not yet due and payable, such other restrictions as may exist under applicable securities Law, and liens in favor of the Company’s lenders as listed on Section 5.02(d) of the Company Disclosure Schedule, and all such shares or other ownership interests have been duly authorized, validly issued and are fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

SECTION 5.03                                Authority; Non-Contravention; Approvals.

(a)         The Company has the requisite corporate power and authority to enter into this Agreement and, subject to the Company Stockholders’ Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder, and the consummation by the Company of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of the Company, subject only to the Company Stockholders’ Approval. The only vote or approval of the holders of any class or series of Capital Stock of the Company required for approval of this Agreement or the Merger is the affirmative vote of the (i) holders of a majority of the outstanding shares of Company Common Stock, and (ii) holders of two-thirds of the Company Preferred Stock voting as a separate class, entitled to vote thereon (the “Company Stockholders’ Approval”).  There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Company Stockholders may vote.  This Agreement has been duly executed and delivered by the Company, and, assuming the due authorization, execution and delivery hereof by the Yuma Entities, constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).

(b)         The Company Board, by resolutions duly adopted by unanimous vote at a meeting of all directors of the Company duly called and held and, as of the date hereof, not subsequently rescinded or modified in any way, has, as of the date hereof (i) approved this Agreement and the Merger, and determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company’s stockholders, and (ii) resolved to recommend that the Company’s stockholders adopt this Agreement and approve the Merger.

(c)         Except as set forth in Section 5.03(c) of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the transactions contemplated hereby do not and will not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, contractually require any offer to purchase or any prepayment of any debt, or result in the creation of any lien, security interest or encumbrance upon any of the properties or assets of the Company under any of the terms, conditions or provisions of (i) the Governing Documents of any DPAC Company, (ii) subject to compliance with the requirements set forth in clauses (i)-(iv) of Section 5.03(d) and obtaining the Company Stockholders’ Approval, any statute, Law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, Permit or license of any court or Governmental Entity applicable to any of the DPAC Companies or any of their respective properties or assets, or (iii) any contract, agreement, commitment or understanding to which the Company is now a party or by which the Company or any of its properties or assets may be bound or affected, other than, in the case of clauses (ii) and (iii) of this Section 5.03(c), such violations, conflicts, breaches, defaults, terminations, accelerations, contractual requirements or creations of liens, security interests or encumbrances that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect and would not prevent or materially delay the consummation of the Merger.

(d)         Except for (i) the filing with the SEC of the Registration Statement, (ii) the filing of the Certificate of Merger with the Secretary of State in connection with the Merger and (iii) such approvals as may be required under applicable state securities or “blue sky” Laws or the rules and regulations of the NYSE MKT, and except as provided in Section 5.03 of the Company Disclosure Schedule, no declaration, filing or registration with, or notice to, Consent of, any Governmental Entity or authority or other Person is necessary under any Company Material Contract or otherwise for the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, other than such Consents which, if not made or obtained, as the case may be, would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect and would not prevent or materially delay the consummation of the Merger.

(e)         The Company Board has approved the Merger, this Agreement and the transactions contemplated hereby and thereby, and such approval is sufficient to render inapplicable to the Merger, this Agreement and the transactions contemplated hereby the provisions of Section 203 of DGCL to the extent, if any, such section is applicable to the Merger, this Agreement, and the transactions contemplated hereby and thereby.  No other state takeover control share, fair price or similar statute or regulation applies to or purports to apply to the Company with respect to the Merger, this Agreement or the transactions contemplated hereby and thereby.

SECTION 5.04                                Financial Statements.

(a)         The Company has made available to Yuma true and complete copies of (i) the Company’s unaudited balance sheet as of September 30, 2015 (the “Company Balance Sheet”), and the related unaudited statement of operations and statement of cash flows of the Company for the periods covered therein (collectively with the Company Balance Sheet, the “Company Interim Financial Statements”), and (ii) the Company’s audited balance sheets as of December 31, 2014, December 31, 2013, and December 31, 2012, and the related audited statements of operations and statements of cash flows of the Company for the periods covered therein  (collectively, the “Company Annual Financial Statements” and, together with the Company Interim Financial Statements, the “Company Financial Statements”).  The Company Financial Statements (i) are consistent with, and have been prepared from, the books and records of the Company, and (ii) were prepared in accordance with United States generally accepted accounting principles (except with respect to the Company Interim Financial Statements) applied on a consistent basis (except as may be indicated therein or in the notes thereto) and present fairly, in all material respects, the financial position of the DPAC Companies as of the dates thereof and the results of their operations and their cash flows for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments).

(b)         The Company has not effected any securitization transactions or “off-balance sheet arrangements” (as defined in Item 303(c) of SEC Regulation S-K) since December 31, 2011.

(c)         Since January 1, 2014, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or principal financial officer of the Company, the Company Board or any committee thereof.  Since January 1, 2014, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or (iii) any claim or allegation regarding any of the foregoing.

SECTION 5.05                                Liabilities.  As of the date hereof, no DPAC Company has incurred liabilities or obligations (whether known or unknown, absolute, accrued, contingent or otherwise) of any nature, except (a) liabilities, obligations or contingencies (i) which are accrued or reserved against in the Company Financial Statements or reflected in the notes thereto or (ii) which were incurred since the date of the Company Balance Sheet in the ordinary course of business and consistent with past practices, (b) liabilities, obligations or contingencies which (i) would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, or (ii) have been discharged or paid in full prior to the date hereof in the ordinary course of business, and (c) liabilities, obligations and contingencies which are of a nature not required to be reflected on a balance sheet prepared in accordance with United States generally accepted accounting principles consistently applied, including the footnotes thereto.

SECTION 5.06                                Absence of Certain Changes or Events.  Since December 31, 2014, (a) except with respect to the transactions contemplated by this Agreement, the DPAC Companies have carried on and operated their businesses in all material respects in the ordinary course of business, (b) there have not been any changes, events, circumstances, developments or occurrences that would reasonably be expected to have a Company Material Adverse Effect, and (c) except as disclosed on Section 5.06 of the Company Disclosure Schedule, no DPAC Company has taken any action that, if taken after the date hereof and before the Closing, would constitute a breach of Sections 6.01(b) through (e) and (g) through (n).

SECTION 5.07                                Litigation; Government Investigations.  There are no material claims, suits, actions, proceedings, arbitrations or other actions pending or, to the knowledge of the Company, threatened against, relating to or affecting any DPAC Company or any of their assets, before any court, Governmental Entity, governmental department, commission, agency, instrumentality or authority, or any arbitrator.  No material investigation or review by any Governmental Entity or authority is pending or, to the knowledge of the Company, threatened, and no Governmental Entity or authority has indicated an intention to conduct the same.  No DPAC Company is subject to any judgment, decree, injunction, rule or Order of any court, Governmental Entity, governmental department, commission, agency, instrumentality or authority, or any arbitrator, or any settlement agreement or stipulation, which as of the date hereof prohibits the consummation of the transactions contemplated hereby or would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

SECTION 5.08                                Proxy Statement/Prospectus.  None of the information to be supplied by the Company or its stockholders for inclusion in the Proxy Statement/Prospectus will, at the time of the mailing thereof or any amendments or supplements thereto, or as of the date of the Company Stockholder Action, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Registration Statement will comply, as of its effective date, as to form in all material respects with all applicable Laws, including the provisions of the Securities Act and the rules and regulations promulgated thereunder.  Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein or information supplied by any Yuma Entity in writing for inclusion therein.

SECTION 5.09                                No Violation of Law.  Neither the Company nor any of its Subsidiaries is in violation of or has been given written (or, to the knowledge of the Company, oral) notice of any violation of any Law, statute, order, rule, regulation, ordinance or judgment of any Governmental Entity or authority, except for violations which would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.  Except as set forth on Section 5.09 of the Company Disclosure Schedules, the DPAC Companies have all material Permits necessary to conduct their businesses as presently conducted.  The DPAC Companies are in compliance, in all material respects, with the terms of such material Permits.

SECTION 5.10                                Material Contracts; Compliance with Contracts.

(a)         Except as otherwise noted below, Section 5.10 of the Company Disclosure Schedule includes a list of the following contracts, agreements, licenses, arrangements or understandings to which any of the DPAC Companies is a party or by which any of them or their respective assets are bound or affected as of the date hereof (each, whether or not listed on Section 5.10 of the Company Disclosure Schedule, a “Company Material Contract”):

(i)           contracts for professional services, consulting agreements, licenses, technical data and other Intellectual Property, in each case that provide for aggregate payments by or to any DPAC Company in excess of $250,000 during any twelve (12) month period, and master services agreements pursuant to which any DPAC Company made aggregate payments of $1,000,000 in the twelve (12) months prior to the date hereof or reasonably expects to make aggregate payments of $1,000,000 in the twelve (12) months after the date hereof;

(ii)           contracts relating to any Owned Property or Leased Property of any DPAC Company, in each case that provide for aggregate payments by or to any DPAC Company in excess of $250,000 during any twelve (12) month period;

(iii)           contracts relating to the Company Oil and Gas Properties, including oil and gas leases, oil, gas and mineral leases, subleases and other leaseholds, as well as operating agreements, unitization, pooling and communitization agreements, area of mutual interest agreements, farmin and farmout agreements, participation agreements, exchange agreements, exploration agreements, and development agreements, in each case that provide for aggregate payments by or to any DPAC Company in excess of $250,000 during any twelve (12) month period, and provided that the contracts listed in this Section 5.10(a)(iii) need not be listed on Section 5.10 of the Company Disclosure Schedule;

(iv)           pursuant to which payments are required or acceleration of benefits is required upon a change of control of the Company or similar event, in each case that provide for aggregate payments by or to any DPAC Company in excess of $250,000 during any twelve (12) month period;

(v)           contracts for the sale, gathering, processing, storage or transportation of production, or otherwise relating to the marketing of production from the Company Oil and Gas Properties, in each case that provide for aggregate payments by or to any DPAC Company in excess of $250,000 during any twelve (12) month period, and other than contracts which are subject to cancellation on not more than sixty (60) days’ notice without penalty or other detriment to the applicable DPAC Company;

(vi)           contracts that contain calls upon or options to purchase production, in each case that provide for aggregate payments by or to any DPAC Company in excess of $250,000 during any twelve (12) month period;

(vii)           which is material to any of the DPAC Companies or any of their assets, including the Company’s Intellectual Property, or business and which requires the Consent or waiver of a third party prior to the Company consummating the transactions contemplated hereby, in each case that provide for aggregate payments by or to any DPAC Company in excess of $250,000 during any twelve (12) month period;

(viii)           contracts which concern payments by the DPAC Companies in excess of $250,000 in the aggregate unless terminable by the DPAC Companies on not more than thirty (30) days’ notice without penalty,

(ix)           contracts restricting, in any material respect, any DPAC Company from freely engaging in any business or competing anywhere;

(x)           contracts that constitute a partnership or joint venture agreement (excluding any tax partnership);

(xi)           any mortgages, indentures, guarantees, letters of credit, loans or credit agreements, security agreements or similar contracts, in each case relating to indebtedness for borrowed money, whether as borrower or lender, in each case in excess of $250,000, other than (A) accounts receivable and payable, and (B) loans to direct or indirect wholly owned Subsidiaries of the Company;

(xii)           any employee collective bargaining agreement or other contract with any labor union;

(xiii)            which would be deemed a “material contract” within the meaning of Item 601(b)(10) of SEC Regulation S-K; or

(xiv)           which, with respect to any DPAC Company’s Intellectual Property, relates to (A) any acquisition by or from the Company or any of its Subsidiaries, or any grant by or to the Company or any of its Subsidiaries, of any right, title or interest in, under or to any of the Company’s Intellectual Property, including contracts, agreements, arrangements or understandings with respect to the Company’s Intellectual Property, or (B) any covenant not to sue granted by any of the DPAC Companies to any Person or granted by any Person to the DPAC Companies for the benefit of the DPAC Companies, with respect to any of the Intellectual Property of any DPAC Company, all of which any DPAC Company’s Intellectual Property in clauses (A) and (B) is material to the DPAC Companies, taken as a whole, other than standardized nonexclusive licenses obtained by the DPAC Companies in the ordinary course of business.

(b)         With respect to each Company Material Contract (i) the Company Material Contract is legal, valid, binding and enforceable and in full force and effect with respect to the applicable DPAC Company, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity) and (ii) neither the Company nor any of its Subsidiaries is, or has any knowledge that any other party thereto is, in material breach or violation of or in material default in the performance or observance of any term or provision of any Company Material Contract, and, to the knowledge of the DPAC Companies, no event has occurred which, with lapse of time or action by a third party, would result in a default under, the Company Material Contract.

(c)         True, accurate and complete copies of each Company Material Contract have heretofore been made available to Yuma.

SECTION 5.11                                Taxes.

(a)         Each DPAC Company has timely (i) filed with the appropriate Governmental Entity all material Tax Returns required to be filed by it, and such Tax Returns are true, correct and complete in all material respects, and (ii) paid in full or reserved in accordance with United States generally accepted accounting principles on the Company Financial Statements all material Taxes required to be paid.  No DPAC Company has requested an extension of time within which to file a material Tax Return, which has not been since filed.  There are no liens for Taxes upon any property or asset of the Company, other than liens for Taxes not yet due and payable or Taxes contested in good faith by appropriate proceedings or that are otherwise not material and reserved against in accordance with United States generally accepted accounting principles. No deficiency with respect to Taxes has been proposed, asserted or assessed in writing against any DPAC Company, which has not been fully paid or adequately reserved or reflected in the Company Financial Statements, and there are no material unresolved issues of Law or fact arising out of a written notice of a deficiency, proposed deficiency or assessment from the IRS or any other governmental taxing authority with respect to Taxes of the DPAC Companies.  No DPAC Company has agreed to an extension of time with respect to a Tax deficiency, other than extensions which are no longer in effect.  Neither the Company nor any of its Subsidiaries has received (A) notice from any federal taxing authority of its intent to examine or audit any of the Company’s or any of its Subsidiaries’ Tax Returns or (B) notice from any state taxing authority of its intent to examine or audit any of the Company’s or any of its Subsidiaries’ Tax Returns, other than notices with respect to examinations or audits by any state taxing authority that have not had and would not reasonably be expected to have a Company Material Adverse Effect.  No DPAC Company is a party to any agreement providing for the allocation or sharing of Taxes with any entity other than agreements the consequences of which are fully and adequately reserved for in the Company Financial Statements.  The Company has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the five-year period ending on the date hereof.

(b)         The Company and each of its Subsidiaries has withheld and paid each material Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other party, and materially complied with all information reporting and backup withholding provisions of applicable Law.

(c)         The statutes of limitations for the federal income Tax Returns of the Company and its Subsidiaries have expired or otherwise have been closed for all taxable periods ending on or before December 31, 2009.

(d)         Since December 31, 2009, neither the Company nor any of its Subsidiaries has entered into an agreement or waiver extending any statute of limitations relating to the payment or collection of a material amount of Taxes, nor is any request for such a waiver or extension pending.

(e)         Neither the Company nor any of its Subsidiaries is the subject of or bound by any material private letter ruling, technical advice memorandum, closing agreement or similar material ruling, memorandum of agreement with any taxing authority.

(f)         Neither the Company nor its Subsidiaries has entered into, has any liability in respect of, or has any filing obligations with respect to, any “reportable transactions,” as defined in Section 1.6011-4(b)(1) of the U.S. Treasury Regulations.

(g)         Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, or (iii) deferred intercompany gain or excess loss account described in the U.S. Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law).

(h)         Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that would be reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(i)         The Company has made available to Yuma correct and complete copies of (i) all U.S. federal income Tax Returns of the Company and its Subsidiaries relating to taxable periods ending on or after December 31, 2009, filed through the date hereof and (ii) any material audit report within the last three years relating to any material Taxes due from or with respect to the Company or any of its Subsidiaries.

(j)         No jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return has made a claim that the Company or any of its Subsidiaries is required to file a Tax Return for a material amount of Taxes for such jurisdiction.

(k)         Within the last three (3) years, neither the Company nor any of its Subsidiaries has owned any material assets located outside the United States or conducted a material trade or business outside the United States.

(l)         Except as set forth in Section 5.11(l) of the Company Disclosure Schedule, all of the transactions which the Company has accounted for as hedges under SFAS 133 have also been treated as hedging transactions for federal income Tax purposes pursuant to U.S. Treasury Regulation Section 1.1221-2 and have been properly identified as such under U.S. Treasury Regulation Section 1.1221-2(f).

SECTION 5.12                                Employee Benefit Plans; ERISA; Employment Agreements.

(a)         Section 5.12(a) of the Company Disclosure Schedule contains a complete and accurate list of each plan, program, policy, practice, contract, agreement or other arrangement providing for employment, compensation, retirement, deferred compensation, loans, severance, separation, relocation, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, change in control, supplemental retirement, fringe benefits, cafeteria benefits, salary continuation, vacation, sick, or other paid leave, employment or consulting, hospitalization or other medical, dental, life (including all individual life insurance policies as to which the Company or any of its Subsidiaries is the owner, the beneficiary or both) or other insurance or coverage, disability, death benefit, or other benefits, whether written or unwritten, including without limitation each “employee benefit plan” within the meaning of Section 3(3) of ERISA, which is or has been sponsored, maintained, contributed to, or required to be contributed to by the Company and any trade or business (whether or not incorporated) that is or at any relevant time was treated as an ERISA Affiliate of the Company or any of its Subsidiaries for the benefit of any Person who performs or who has performed services for the Company or any of its Subsidiaries, or with respect to which the Company, any of its Subsidiaries, or any ERISA Affiliate of the Company or any of its Subsidiaries has or may have any liability (including without limitation contingent liability) or obligation (collectively, the “Company Employee Plans”).

(b)         The Company has furnished to Yuma true and complete copies of documents embodying each of the Company Employee Plans and related plan documents, including without limitation trust documents, group annuity contracts, plan amendments, insurance policies or contracts, participant agreements, employee booklets, administrative service agreements, summary plan descriptions, compliance and nondiscrimination tests for the last three (3) plan years, standard COBRA forms and related notices, registration statements and prospectuses and, to the extent still in its possession, any material employee communications relating thereto.  With respect to each Company Employee Plan, if any, that is subject to ERISA reporting requirements, the Company has provided copies of the Form 5500 reports filed for the last three (3) plan years.

(c)         Compliance. Except as disclosed in Section 5.12 of the Company Disclosure Schedule, (i) Each Company Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), except as could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and the Company and each ERISA Affiliate of the Company have performed all material obligations required to be performed by them under, are not in material respect in default under or violation of and have no knowledge of any material default or violation by any other party to, any of the Company Employee Plans; (ii) any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, including all currently effective amendments to the Code, or has time remaining to apply under applicable U.S. Treasury Regulations or IRS pronouncements for a determination or opinion letter and to make any amendments necessary to obtain a favorable determination or opinion letter; (iii) none of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any Person; (iv) there has been no “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the Code, with respect to any Company Employee Plan; (v) none of Company or, to the knowledge of the Company, any ERISA Affiliate of the Company is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Employee Plan; (vi) all contributions required to be made by Company or any ERISA Affiliate of the Company to any Company Employee Plan have been timely paid and accrued; (vii) with respect to each Company Employee Plan, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 of ERISA has occurred; (viii) each Company Employee Plan subject to ERISA has prepared in good faith and timely filed all requisite governmental reports, which were true and correct as of the date filed, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan; (ix) no suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of Company is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the IRS or U.S. Department of Labor; (x) there has been no amendment to, written interpretation or announcement by Company or any ERISA Affiliate of the Company that would materially increase the expense of maintaining any Company Employee Plan above the level of expense incurred with respect to that Company Employee Plan for the most recent fiscal year included in the Company Financial Statements; and (xi) no Company Employee Plan is subject to or maintained pursuant to the Laws of a foreign jurisdiction.  No current or former officer, director, employee, leased employee, consultant or agent (or their respective beneficiaries) of the Company or any Subsidiary of the Company or their ERISA Affiliates has or will obtain a right to receive a gross-up payment from the Company or any Subsidiary of the Company or their ERISA Affiliates with respect to any Tax that may be imposed upon such individual pursuant to Section 409A of the Code, Section 4999 of the Code or otherwise.

(d)         Neither the Company nor any ERISA Affiliate of the Company has ever maintained, established, sponsored, participated in, contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including without limitation any contingent liability) under any “multiemployer plan” (as defined in Section 3(37) of ERISA), to any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 or 430 of the Code or any multiple employer welfare arrangement or voluntary employee benefits association.  None of Company or any ERISA Affiliate of the Company has any actual or potential withdrawal liability (including without limitation any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.

(e)         With respect to each Company Employee Plan, the Company and each of its Subsidiaries has complied with (i) the applicable health care continuation and notice provisions of COBRA and the regulations thereunder or any state Law governing health care coverage extension or continuation; (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder; (iii) the applicable requirements of HIPAA; (iv) the applicable requirements of the Cancer Rights Act of 1998, and (v) the PPAC.  Neither the Company nor any of its Subsidiaries has unsatisfied obligations to any employees, former employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state Law governing health care coverage extension or continuation.

(f)         Except as set forth in Section 5.12(f) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or other service provider of the Company, any Subsidiary of the Company, or any ERISA Affiliate of the Company or any Subsidiary of the Company to severance benefits or any other payment (including without limitation unemployment compensation, golden parachute, bonus or benefits under any Company Employee Plan), except as expressly provided in Section 6.21(c); or (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such employee or service provider.  No benefit payable or that may become payable by the Company or any Subsidiary of the Company pursuant to any Company Employee Plan or as a result of or arising under this Agreement shall constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) subject to the imposition of an excise Tax under Section 4999 of the Code or the deduction for which would be disallowed by reason of Section 280G of the Code and no such benefit will fail to be deductible for federal income Tax purposes by virtue of Sections 162(m) of the Code.  Except as set forth in Section 5.12(f) of the Company Disclosure Schedule, each Company Employee Plan can be amended, terminated or otherwise discontinued after the Merger Effective Time in accordance with its terms, without material liability to Yuma, Yuma Delaware, the Company or any Subsidiary of the Company other than ordinary administration expenses typically incurred in a termination event.

(g)         The Company and each Subsidiary of the Company is in compliance with all currently applicable Laws and regulations respecting terms and conditions of employment, including without limitation applicant and employee background checking, immigration Laws, discrimination Laws, verification of employment eligibility, employee leave Laws, classification of workers as employees and independent contractors, wage and hour Laws, and occupational safety and health Laws.  There are no proceedings pending or, to the knowledge of the Company, reasonably expected or threatened, between the Company or any of its Subsidiaries, on the one hand, and any or all of their respective current or former employees, on the other hand, including without limitation any claims for actual or alleged harassment or discrimination based on race, national origin, age, sex, sexual orientation, religion, disability, or similar tortious conduct, breach of contract, wrongful termination, defamation, intentional or negligent infliction of emotional distress, interference with contract or interference with actual or prospective economic disadvantage.  There are no claims pending, or, to the knowledge of the Company, reasonably expected or threatened, against the Company or any of its Subsidiaries under any workers’ compensation or long-term disability plan or policy. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract.  Neither the Company nor any of its Subsidiaries is paying or is obligated to pay any employee or any former employee any disability or workers compensation payments or unemployment benefits. Except as set forth in Section 5.12(g) of the Company Disclosure Schedule, the employment of each of the Company’s employees and each of the employees of each Subsidiary of the Company is terminable by the Company or its Subsidiaries, as applicable, at will.  To the best of the knowledge of the Company, no employee of the Company or any of its Subsidiaries intends to terminate his employment with the Company or any of its Subsidiaries.

(h)         Except as set forth in Section 5.12(h) of the Company Disclosure Schedule, neither the Company nor any Subsidiary of the Company is a party to or bound by any employment, consulting, termination, severance or similar agreement with any individual officer, director or employee of the Company or any Subsidiary of the Company, or any agreement pursuant to which any such Person is entitled to receive any benefits from the Company or any Subsidiary of the Company upon the occurrence of a change in control of the Company or similar event.

(i)         All Company Employee Plans that are subject to Section 409A of the Code are in compliance with the requirements of such Code section and regulations and other guidance thereunder.  Except as set forth in Section 5.12(i) of the Company Disclosure Schedule, no Company Common Stock, Company Preferred Stock or other security of the Company, any of its Subsidiaries or other affiliates and no real property is held in trust or otherwise set aside for funding benefit obligations under any Company Employee Plan.

SECTION 5.13                                Environmental Matters.  Each DPAC Company is in material compliance with all applicable Environmental Laws, which compliance includes the possession by the DPAC Companies of all material Permits and other governmental authorizations required under applicable Environmental Laws and material compliance with the terms and conditions thereof.  With respect to each Company Oil and Gas Property that is operated by a DPAC Company, the Company has made available to Yuma any and all material Permits, spill reports and notifications from any governmental body, court, administrative agency or commission or other Governmental Entity or instrumentality held, prepared or received, as applicable, by any DPAC Company at any time during the past 5 years with respect to the generation, treatment, storage and disposition by the Company of Hazardous Materials together with all other regulatory records and files relative to the Company Oil and Gas Properties.  Since January 1, 2006: (a) no DPAC Company and, to the knowledge of the Company, no current or prior owner of any property leased or controlled by any DPAC Company has received any written notice or other communication relating to property owned or leased at any time by any DPAC Company, whether from a governmental body, court, administrative agency or commission or other Governmental Entity or instrumentality, citizens group, employee or otherwise, that alleges that a DPAC Company and/or such current or prior owner or any DPAC Company is not in material compliance with or has materially violated any Environmental Law relating to such property, which, in both cases, remains unresolved and (b) the Company does not have any material liability under any Environmental Law.  The Company is not aware of any ongoing material environmental corrective action or remediation action at any of the Company Oil and Gas Properties operated by any DPAC Company.

SECTION 5.14                                Title to Properties.

(a)         Section 5.14(a) of the Company Disclosure Schedule sets forth a complete and correct list of (i) all Owned Property of the DPAC Companies (other than the Company Oil and Gas Properties), and (ii) all Leased Property of the DPAC Companies (other than the Company Oil and Gas Properties); and (iii) all existing wells (whether producing, non-producing, water injection, inactive, shut-in or any other status) and proved undeveloped locations included in the Company Oil and Gas Properties (specifying the working interest and net revenue interest with respect to each well and proved undeveloped location), in each case setting forth information sufficient to specifically identify such Owned Properties and Leased Properties and, with respect to the Company Oil and Gas Properties, to identify the wells and proved undeveloped locations of the DPAC Companies (such Owned Properties, Leased Properties and all Company Oil and Gas Properties collectively, “Company Properties”), as the case may be, and the legal owner thereof.

(b)         Except as set forth in Section 5.14(b) of the Company Disclosure Schedule, the DPAC Companies have good title to all of their Owned Properties, as reflected in the Company Balance Sheet, except for properties and assets that have been disposed of in the ordinary course of business since the date of such balance sheet, free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except (i) liens for current Taxes, payments of which are not yet delinquent or are being disputed in good faith by appropriate proceedings and (ii) such imperfections in title and easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially detract from the value, or interfere with the present use of the property subject thereto or affected thereby, or otherwise have a Company Material Adverse Effect.

(c)         The DPAC Companies are in possession of all of their Leased Properties pursuant to each lease or sublease, and the Company is entitled to and has exclusive possession of such Leased Properties, and the Leased Properties are not subject to any other legally binding lease, tenancy, license or easement of any kind that materially interferes with any DPAC Company’s use of its Leased Properties as currently used.  The Company has good and valid title to the leasehold estate or other interest created under each applicable lease, free and clear of any liens, claims or encumbrances, except where the failure to have such good and valid title would not have a Company Material Adverse Effect.

(d)         The DPAC Companies have defensible title to all Company Oil and Gas Properties forming the basis for the reserves reflected in the Company Financial Statements as attributable to interests owned by the Company, except for those defects in title that do not have a Company Material Adverse Effect, and are free and clear of all liens, except for liens associated with obligations reflected in the Company Financial Statements. The oil and gas leases and other agreements that provide the Company with its ownership interest and/or operating rights in the Company Oil and Gas Properties are legal, valid and binding and in full force and effect, and the rentals, royalties and other payments due thereunder have been properly and timely paid and there is no existing default (or event that, with notice or lapse of time or both, would become a default) under any of such oil and gas leases or other agreements, except, in each case, as individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Company Material Adverse Effect.

SECTION 5.15                                Intellectual Property.  The DPAC Companies own free and clear of any lien, or possess licenses or other valid rights to use, all Intellectual Property necessary in connection with the business of the Company and its Subsidiaries as currently conducted, except where the failure to possess such rights or licenses would not have a Company Material Adverse Effect.  The conduct, products or services of the business of the DPAC Companies as currently conducted do not infringe in any material respect upon any Intellectual Property of any third party except where such infringement.  There are no claims or suits pending or, to the knowledge of the Company, threatened (a) alleging that any DPAC Company’s conduct, products or services infringe in any material respect upon any Intellectual Property of any third party, or (b) challenging any DPAC Company’s ownership of, right to use, or the validity or enforcement of any material license or other material agreement relating to the Company’s Intellectual Property.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in the loss of, or any encumbrance on, the rights of any DPAC Company with respect to any material Intellectual Property owned or used by them.

SECTION 5.16                                Insurance.  Section 5.16 of the Company Disclosure Schedule sets forth each insurance policy maintained by or on behalf of any DPAC Company as of the date hereof and each general liability, umbrella and excess liability policy currently maintained by any DPAC Company (each, a “Company Insurance Policy”).  Each Company Insurance Policy is in full force and effect with respect to the period covered and is valid, outstanding and enforceable, and all premiums or installment payments of premiums, as applicable, due thereon have been paid in full. No insurer under any Company Insurance Policy has canceled or generally disclaimed liability under any such policy or, to the knowledge of the Company, indicated any intent to do so or not to renew any such policy.  To the knowledge of the Company, all material claims under the Company Insurance Policies have been filed in a timely fashion.

SECTION 5.17                                Certain Payments.  The Company has not, nor to the knowledge of the Company, has any director, officer, agent or employee of any DPAC Company, or any other Person, directly or indirectly, made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any entity or Person, private or public, regardless of form, whether in money, property or services, in material violation of any applicable Law.

SECTION 5.18                                Brokers and Finders.  The Company has not entered into any contract with any Person that may result in the obligation of the Company or the Surviving Company to pay any investment banking fees, finder’s fees or brokerage fees in connection with the transactions contemplated hereby.  The Company has provided to Yuma a true, correct and complete copy of any and all engagement or retention agreements with financial advisors or other advisors, to which the Company is a party and which are related to the transactions contemplated hereby.

SECTION 5.19                                Production and Reserves.  NSAI, whose report as of December 31, 2015 and dated January 11, 2016 (the “Company Reserve Report”) provided to Yuma, was as of the date of such report, and is, as of the date hereof, an independent reserve engineer and acts as independent reserve engineer with respect to the Company. The information underlying the estimates of reserves of the Company and its Subsidiaries contained in the Company Reserve Report, which information was supplied by the Company to NSAI, for purposes of reviewing the Company Reserve Report and estimates of the Company and preparing the letter of NSAI, including production and costs of operation as well as working interests and net revenue interests (for the remaining life of the properties), was true and correct in all material respects on the dates such estimates were made and such information was supplied and was prepared in accordance with customary industry practices. Other than (a) the production of reserves in the ordinary course of business, and (b) the resulting intervening price fluctuations and averages, the Company is not aware of any facts or circumstances that would result in a Company Material Adverse Effect in its proved reserves in the aggregate, or the aggregate present value of estimated future net revenues of the Company or the standardized measure of discounted future net cash flows therefrom, as described in the Company Reserve Report and reflected in the reserve information as of the respective dates such information is given.

SECTION 5.20                                Tax Matters.  Neither the Company nor any of its Subsidiaries has taken or agreed to take any action that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code.  Without limiting the generality of the foregoing:

(a)         The Merger will be carried out strictly in accordance with this Agreement and pursuant to the DGCL.  The Company is not a party to any other written or oral agreements regarding the Merger other than those expressly referred to in this Agreement.

(b)         Yuma is a publicly traded company and its value is determined on that basis. The Merger Consideration was negotiated by the parties on an arm’s length basis. Based on the volume weighted average closing price of Yuma Common Stock over the fifteen (15) trading days prior to the date of this Agreement, the fair market value of the Merger Consideration received by each stockholder of the Company will be approximately equal to the fair market value of Company Common Stock and Company Preferred Stock exchanged in the Merger.

(c)         Prior to the Merger Effective Time and in connection with or anticipation of the Merger, (i) none of the shares of Company Common Stock or Company Preferred Stock will be redeemed, other than the surrender by any holder of Company Restricted Shares to the Company to be credited against such holder’s applicable Tax withholding obligation in accordance with the terms of the applicable Company RSA Agreement, (ii) no extraordinary dividends will be made with respect to the shares of Company Common Stock, and (iii) none of the shares of Company Common Stock or Company Preferred Stock will be acquired by the Company or any Related Person.

(d)         The Company and Company Stockholders will each pay their respective expenses, if any, incurred in connection with the Merger.

(e)         Any compensation paid to the Company Stockholders who enter (or have entered) into employment, consulting or noncompetitive contracts, if any, with Yuma or Yuma Delaware, as the case may be, (i) will be for services actually rendered or to be rendered, (ii) will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services, and (iii) will not represent consideration for the surrender of the shares of Company Common Stock or Company Preferred Stock in the Merger.

(f)         No debt of the Company is guaranteed by any Company Stockholder.

(g)         The Company owns no stock of Yuma.

(h)         No assets of the Company have been sold, transferred or otherwise disposed of which would prevent Yuma Delaware from continuing the historic business of the Company or from using a significant portion of the Company’s historic business assets in a business following the Merger, within the meaning of U.S. Treasury Regulation Section 1.368-1(d).

(i)         The Company is not an investment company as defined in Section 368(a)(2)(F) of the Code.  An investment company is (1) a regulated investment company; (2) a real estate investment trust; or (3) a corporation (i) fifty percent (50%) or more of the value of whose total assets are stock and securities, and (ii) eighty percent (80%) or more of the value of whose total assets are held for investment.  In making the fifty percent and eighty percent determinations under the preceding sentence, stock and securities in any Subsidiary corporation shall be disregarded and a parent corporation shall be deemed to own its ratable share of the Subsidiary’s assets, and a corporation shall be considered a Subsidiary if a parent owns fifty percent (50%) or more of the combined voting power of all classes of stock entitled to vote, or fifty percent (50%) or more of the total value of shares of all classes of stock outstanding.  For this purpose, “total assets” shall not include cash and cash items (including receivables) and government securities.

(j)         The Company is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

(k)         There is no indebtedness existing between Yuma, Merger Subsidiary and the Company that was or will be issued, acquired, or settled at a discount in connection with the Merger.

(l)         The Company has substantial non-tax business purposes and reasons for the Merger, and the terms of the Merger are the product of arm’s length negotiations.

(m)         The Company will not take, and the Company is not aware of any plan or intention of any of the Company Stockholders to take, any position on any Tax Return, or take any other Tax reporting position, that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required by a “determination” (as defined in Code Section 1313(a)(1)).

(n)         No stock or securities of the Company will be issued to any Company Stockholder for services rendered to or for the benefit of Yuma, Yuma Delaware or the Company in connection with the Merger (except to the extent of outstanding Company equity awards as described in Section 5.12(a) of the Company Disclosure Schedule).

(o)         No stock or securities of Yuma, Yuma Delaware or of the Company will be issued to any Company Stockholder for any indebtedness owed to any Company Stockholder in connection with the Merger.

(p)         No assets were transferred to the Company, nor did the Company assume any liabilities, in anticipation of the Merger. The fair market value of the assets of the Company will exceed the sum of the Company’s liabilities, plus the amount of liabilities, if any, to which the assets are subject. The total adjusted basis of the assets of the Company will equal or exceed the sum of the Company’s liabilities, plus the amount of liabilities, if any, to which the transferred assets are subject. The liabilities of the Company to be assumed or paid and the liabilities to which the assets of the Company are subject were incurred by the Company in the ordinary course of its business.

(q)         The Company has not distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code since February 10, 2014.  The stock of the Company has not been distributed in a transaction satisfying the requirements of Section 355 of the Code since February 10, 2014.

(r)         During the five-year period leading up to and ending as of the Merger Effective Time, the Company was a USRPHC.

(s)         At the Merger Effective Time, the Company will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any Person could acquire stock in the Company that, if exercised or converted, would affect Yuma Delaware’s acquisition or retention of control of the Company, as defined in Section 368(c)(1) of the Code.

(t)         Immediately following the transaction, the Company will hold at least ninety (90%) percent of the fair market value of its net assets and at least seventy (70%) percent of the fair market value of its gross assets and at least ninety (90%) percent of the fair market value of Merger Subsidiary’s net assets and at least seventy (70%) percent of the fair market value of Merger Subsidiary’s gross assets held immediately prior to the transaction. For purposes of this representation, amounts paid by the Company or Merger Subsidiary to holders of Dissenting Shares, amounts paid by the Company or Merger Subsidiary to shareholders who receive cash or other property, amounts used by the Company or Merger Subsidiary to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by the Company will be included as assets of the Company or Merger Subsidiary, respectively, immediately prior to the transaction.

(u)         The Company has no plan or intention to issue additional shares of its stock that would result in Yuma Delaware losing control of the Company within the meaning of Section 368(c)(1) of the Code.

(v)         In the Merger, shares of Company stock representing control of the Company, as defined in Section 368(c)(1) of the Code, will be converted solely into voting stock of Yuma Delaware. For purposes of this representation, shares of Company stock exchanged for cash or other property originating with Yuma Delaware will be treated as outstanding Company stock on the date of the Closing.

SECTION 5.21                                Hedging. Except as set forth on Section 5.21 of the Company Disclosure Schedule, the Company is not engaged in any oil, natural gas or other futures or option trading in respect of which it has any material future liability, nor is it a party to any price swaps, hedges, futures or similar instruments.  Section 5.21 of the Company Disclosure Schedule sets forth obligations of the Company for the delivery of Hydrocarbons attributable to any of the Company Oil and Gas Properties in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor.  Except as set forth on Section 5.21 of the Company Disclosure Schedule, as of the date hereof, the Company is not bound by futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.

SECTION 5.22                                Preferential Purchase Rights.  With respect to the Company Oil and Gas Properties, to the knowledge of the DPAC Companies, there are no (a) preferential purchase rights, rights of first refusal or similar rights and (b) rights of first offer, tag-along rights, drag-along rights or other similar rights, in each case of clause (a) and (b) above, that are applicable in connection with the transactions contemplated by this Agreement.

SECTION 5.23                                Payment of Royalties.  Except for such items that are being held in suspense as permitted pursuant to applicable Law or the terms of the applicable contract, the Company has timely and in accordance with the terms of each of the applicable Company Oil and Gas Properties paid in all material respects all Burdens due by any DPAC Company with respect to the Company Oil and Gas Properties of any DPAC Company except as set forth on Section 5.23 of the Company Disclosure Schedule or as reserved against in the Company Financial Statements.  No DPAC Company has received any notice of any dispute or claim in respect of non-payment or underpayment of royalties attributable to the Company Oil and Gas Properties.

SECTION 5.24                                Imbalances.  Except as set forth on Section 5.24 of the Company Disclosure Schedule, there are no material Well Imbalances or material Pipeline Imbalances, in each case, associated with the Company Oil and Gas Properties as of the date hereof.

SECTION 5.25                                Current Commitments.  Section 5.25 of the Company Disclosure Schedule sets forth, as of the date hereof, all approved authorizations for expenditures and other approved capital commitments relating to the Company Oil and Gas Properties in an amount exceeding $250,000 to drill or rework wells or conduct other operations for which any DPAC Company or its affiliates proposed to the joint interests or had the right to consent or non-consent the operations to which such capital expenditures or commitments pertain (in each case) for which all of the activities anticipated in such approved authorizations or capital commitments have not been completed by the date of this Agreement.

SECTION 5.26                                Delivery of Hydrocarbons.  Except as set forth on Section 5.26 of the Company Disclosure Schedule and for the rights of any lessor to take free gas under the terms of the applicable oil, gas or mineral lease for its use on the lands covered by such oil, gas or mineral lease, no DPAC Company is obligated by virtue of any take-or-pay payment, advance payment or other similar payment (other than gas balancing arrangements), to deliver Production, or proceeds from the sale thereof, attributable to the Company Oil and Gas Properties at some future time without receiving payment therefor at or after the time of delivery.  None of the revenues attributable to any DPAC Company’s interests in any producing well are being held in suspense.

SECTION 5.27                                Payout Status.  To the knowledge of the Company, Section 5.27 of the Company Disclosure Schedule sets forth the payout status as of the date set forth in such Section of the Company Disclosure Schedule of each well or other Oil and Gas Interests subject to a reversion or other adjustment at some level of cost recovery or payout and, for each such well or Oil and Gas Interests, the before payout and after payout net revenue interest and working interest amounts.

SECTION 5.28                                Mandatory Drilling Obligations or Pending Proposals.  Except as provided in Section 5.28 of the Company Disclosure Schedule, to the knowledge of the Company, there are no mandatory drilling or completion obligations and there are no pending or expected proposals or elections for drilling, completing, recompleting, reworking, facilities or similar activities that would require such commitment on behalf of any DPAC Company within one year of the date hereof in any of the Company Oil and Gas Properties or any of the contracts governing any of the Company Oil and Gas Properties, including any of the oil, gas or mineral leases or participation and development agreements.

SECTION 5.29                                Wells.  Except as set forth in Section 5.14(a) of the Company Disclosure Schedule, to the knowledge of the Company, as of the date hereof, there are no wells included in the Company Oil and Gas Properties that have ceased producing or are subject to any statute, Order, rule, regulation, ordinance or judgment from any Governmental Entity or written notice from any regulatory agency having jurisdiction or any other third parties requiring that such well be plugged and abandoned.

SECTION 5.30                                Suspense Accounts.  Except as set forth in Section 5.30 of the Company Disclosure Schedule, as of the date set forth on such Section, no DPAC Company holds any funds in suspense with respect to any of the Company Oil and Gas Properties.

SECTION 5.31                                Gathering and Processing Contracts.  Except as set forth on Section 5.31 of the Company Disclosure Schedule, none of the contracts in respect of gathering, processing, storage or transportation Production from the Company Oil and Gas Properties contain any minimum volume or throughput provisions or require any DPAC Company to pay for services regardless of whether any DPAC Company delivers Production for use of the services provided for under any such contract.

SECTION 5.32                                Extraordinary Lease Provisions.  Except as set forth in Section 5.32 of the Company Disclosure Schedule, none of the contracts relating to the Company Oil and Gas Properties (including all oil, gas and mineral leases and similar contracts described in Section 5.10(a)(iii)) contain any provision (a) requiring the lessee to pay royalties on hedges, (b) causing the oil, gas or mineral lease or contract to terminate without advance notice and the opportunity to cure that result in a loss, in whole or in part, of any of the Company Oil and Gas Properties for lessee’s failure to pay royalties or for lessee’s breach of any covenant thereunder, (c) requiring lessor’s consent to the consummation of the transactions of the type contemplated under this Agreement, (d) is expected to result in a mandatory payment or expenditure not otherwise disclosed in the Company Disclosure Schedule

SECTION 5.33                                No Other Representations or Warranties.  Except for the representations and warranties contained in this Article V, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its affiliates in connection with this Agreement or the transactions contemplated hereby.

ARTICLE VI

COVENANTS

SECTION 6.01                                Conduct of Business by the Company Pending the Merger.  Except as otherwise contemplated by this Agreement or disclosed in Section 6.01 of the Company Disclosure Schedule, after the date hereof and until the Merger Effective Time or earlier termination of this Agreement (the “Pre-Closing Period”), unless Yuma shall otherwise agree in writing (which agreement shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause its Subsidiaries to:

(a)         conduct its business in the ordinary course of business consistent with past practice;

(b)         not make capital expenditures or enter into any binding commitment or contract to make capital expenditures, except (i) capital expenditures which the Company is currently committed to make, (ii) capital expenditures in the ordinary course of the Company’s business, (iii) capital expenditures for repairs and other capital expenditures necessary in light of circumstances not anticipated as of the date of this Agreement which are necessary to avoid significant disruption to the Company’s business or operations consistent with past practice, and (iv) repairs and maintenance in the ordinary course of business; provided, however, that the DPAC Companies shall not make any capital expenditure or series of related capital expenditures in an amount greater than $1,000,000 without the prior written consent of Yuma, not to be unreasonably withheld, conditioned or delayed;

(c)         not (i) amend or propose to amend its Governing Documents, except as agreed to by the parties hereto, (ii) split, combine, subdivide or reclassify any shares of outstanding Capital Stock, (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, or make any other distribution in respect of any shares of its Capital Stock, except for dividends by a direct or wholly-owned Subsidiary of the Company to its parent, or a quarterly in-kind dividend on the Company Preferred Stock, or (iv) repurchase, redeem or otherwise acquire, or modify or amend, any shares of its Capital Stock or any other securities or any rights, warrants or options to acquire any such shares or other securities except, with respect to each of the foregoing, (A) the issuance of securities upon the exercise of outstanding options, warrants, rights, or upon the conversion of outstanding securities, (B) the declaration, set aside or payment of dividends (including by way of issuance of securities) pursuant to terms of the Company Preferred Stock existing on the date hereof, and (C) any obligation of the Company with respect to Company Plans or the awards or securities issued thereunder in connection with this Agreement;

(d)         not, nor shall it permit any of its Subsidiaries to (i) issue, sell, pledge, grant or dispose of, or agree to issue, sell, pledge, grant or dispose of, any equity awards under any Company incentive plans, or any additional shares of, or any options, warrants or rights of any kind to acquire any shares of, its Capital Stock of any class or any debt or equity securities convertible into or exchangeable for its Capital Stock, or (ii) incur or assume any indebtedness for borrowed money or guarantee any indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries; except (A) that the Company may issue shares pursuant to awards outstanding as of the date hereof under Company Plans or pursuant to bonus awards described in Section 6.21(d), (B) upon conversion of Company Preferred Stock outstanding on the date hereof, (C) the DPAC Companies may from time to time, borrow, repay and reborrow under its revolving credit facility, and the DPAC Companies may pledge their properties, issue debt securities and amend, modify, increase, extend, replace or refinance such bank credit facility;

(e)         not, nor shall it permit any of its Subsidiaries to (i) redeem, purchase, acquire or offer to purchase or acquire any shares of its Capital Stock or any options, warrants or rights to acquire any of its Capital Stock or any security convertible into or exchangeable for its Capital Stock, (ii) make any acquisition of any Capital Stock, assets or businesses of any other Person other than expenditures for current assets in the ordinary course of business consistent with past practice and expenditures for fixed or capital assets in the ordinary course of business consistent with past practice, (iii) sell, pledge, dispose of or encumber any assets or businesses that are material to the Company or its Subsidiaries, except, with respect to each of the foregoing, (A) sales, leases, rentals and licenses in the ordinary course of business consistent with past practice, (B) pursuant to contracts that are in force at the date of this Agreement and are disclosed in Section 5.10 of the Company Disclosure Schedule, and (C) dispositions of obsolete or worthless assets, or (iv) enter into any contract with respect to any of the foregoing items (i) through (iii);

(f)         use commercially reasonable efforts to preserve intact its business organization and goodwill, keep available the services of its present officers and key employees, and preserve the goodwill and business relationships with customers and others having business relationships with it, other than as expressly permitted by the terms of this Agreement;

(g)         not adopt a plan or agreement of complete or partial liquidation or dissolution;

(h)         not pay, discharge or satisfy any material claims, material liabilities or material obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (i) of any such material claims, material liabilities or material obligations in the ordinary course of business consistent with past practice or (ii) of material claims, material liabilities or material obligations reflected or reserved against in, or contemplated by, the Company Financial Statements (or the notes thereto);

(i)         not enter into any contract that restrains, limits or impedes the ability of the Company or the Surviving Company to compete with or conduct any business or line of business, including geographic limitations on the activities of the Company;

(j)         not enter into, amend, modify or renew any employment, consulting, severance or similar contract with, pay any bonus or grant any material increase in salary, wage or other compensation or any increase in any employee benefit to, any of its directors, officers or employees, except in each such case (i) as may be required by applicable Law, or (ii) to satisfy obligations existing as of the date hereof pursuant to the terms of contracts that are in effect on the date hereof;

(k)         not enter into, establish, adopt, amend or modify any pension, retirement, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare plan, agreement, program or arrangement, in respect of any of its directors, officers or employees, except, in each such case (i) as may be required by applicable Law or pursuant to the terms of this Agreement, or (ii) to satisfy obligations existing as of the date hereof pursuant to the terms of contracts that are in effect on the date hereof;

(l)         except to the extent required under existing employee and director benefit plans, agreements or arrangements as in effect on the date hereof or as expressly provided by this Agreement, not accelerate the payment, right to payment or vesting of any bonus, severance, profit sharing, retirement, deferred compensation, stock option, insurance or other compensation or benefits;

(m)         not agree to the settlement of any claim, litigation, investigation or other action that is material to it;

(n)         except in the ordinary course of the Company’s business, not materially modify or amend, or terminate any Company Material Contract, or waive, relinquish, release or terminate any material right or material claim, or enter into any contract that would have been a Company Material Contract if it had been in existence at the time of the execution of this Agreement; and

(o)         not agree to take any of the foregoing actions, other than Section 6.01(a) and (f).

SECTION 6.02                                Conduct of Business by Yuma and Yuma Delaware Pending the Merger.  Except as otherwise contemplated by this Agreement or disclosed in Section 6.02 of the Yuma Disclosure Schedule, during the Pre-Closing Period, unless the Company shall otherwise agree in writing (which agreement shall not be unreasonably withheld, conditioned or delayed), Yuma (and, after the Reincorporation Effective Time, Yuma Delaware) shall, and shall cause its Subsidiaries to:

(a)         conduct its business in the ordinary course of business consistent with past practice;

(b)         not make capital expenditures or enter into any binding commitment or contract to make capital expenditures, except (i) capital expenditures which Yuma is currently committed to make, (ii) capital expenditures in the ordinary course of Yuma’s business, (iii) capital expenditures for repairs and other capital expenditures necessary in light of circumstances not anticipated as of the date of this Agreement which are necessary to avoid significant disruption to Yuma’s business or operations consistent with past practice, and (iv) repairs and maintenance in the ordinary course of business; provided, however, that the Yuma Companies shall not make any capital expenditure or series of related capital expenditures in an amount greater than $1,000,000 without the prior written consent of the Company, not to be unreasonably withheld, conditioned or delayed;

(c)         not (i) amend or propose to amend its Governing Documents, except as agreed to by the parties hereto, (ii) split, combine, subdivide or reclassify any shares of its Capital Stock, or (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or Yuma Delaware Common Stock, or make any other distribution in respect of any shares of its Capital Stock, as the case may be, except for (A) dividends by a direct or wholly-owned Subsidiary of Yuma to its parent, (B) dividends payable to the holders or Yuma Series A Preferred Stock as provided for in the Governing Documents or pursuant to, or as a result of, the transactions contemplated by this Agreement, or (C) as set forth in this Agreement, or (iv) repurchase, redeem or otherwise acquire, or modify or amend, any shares of its Capital Stock or any other securities or any rights, warrants or options to acquire any such shares or other securities;

(d)         not, nor shall it permit any of its Subsidiaries to (i) issue, sell, pledge, grant or dispose of, or agree to issue, sell, pledge, grant or dispose of, any equity awards under any Yuma incentive plans, or any additional shares of, or any options, warrants or rights of any kind to acquire any shares of, its Capital Stock of any class or any debt or equity securities convertible into or exchangeable for its Capital Stock, or (ii) incur or assume any indebtedness for borrowed money or guarantee any indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, except pursuant to the terms and conditions of Yuma’s existing credit facility;

(e)         not, nor shall it permit any of its Subsidiaries to (i) redeem, purchase, acquire or offer to purchase or acquire any shares of its Capital Stock or any options, warrants or rights to acquire any of its Capital Stock or any security convertible into or exchangeable for its Capital Stock, (ii) make any acquisition of any Capital Stock, assets or businesses of any other Person other than expenditures for current assets in the ordinary course of business consistent with past practice and expenditures for fixed or capital assets in the ordinary course of business consistent with past practice, (iii) sell, pledge, dispose of or encumber any assets or businesses that are material to Yuma or its Subsidiaries, except (A) sales, leases, rentals and licenses in the ordinary course of business consistent with past practice, (B) pursuant to contracts that are in force at the date of this Agreement and are disclosed in Section 4.07 of the Yuma Disclosure Schedule, (C) dispositions of obsolete or worthless assets, or (iv) enter into any contract with respect to any of the foregoing items (i) through (iii);

(f)         use commercially reasonable efforts to preserve intact its business organization and goodwill, keep available the services of its present officers and key employees, and preserve the goodwill and business relationships with customers and others having business relationships with it, other than as expressly permitted by the terms of this Agreement;

(g)         not adopt a plan or agreement of complete or partial liquidation or dissolution;

(h)         not pay, discharge, or satisfy any material claims, material liabilities or material obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (i) of any such material claims, material liabilities or material obligations in the ordinary course of business consistent with past practice or (ii) of material claims, material liabilities or material obligations reflected or reserved against in, or contemplated by, Yuma Financial Statements (or the notes thereto);

(i)         not enter into any contract that restrains, limits or impedes its ability to compete with or conduct any business or line of business, including geographic limitations on its activities;

(j)         not make any changes in financial or Tax accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in United States generally accepted accounting principles or applicable Law;

(k)         not enter into, amend, modify or renew any employment, consulting, severance or similar contract with, pay any bonus or grant any material increase in salary, wage or other compensation or any increase in any employee benefit to, any of its directors, officers or employees, except in each such case (i) as may be required by applicable Law, or (ii) to satisfy obligations existing as of the date hereof pursuant to the terms of contracts that are in effect on the date hereof;

(l)         not enter into, establish, adopt, amend or modify any pension, retirement, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare plan, agreement, program or arrangement, in respect of any of its directors, officers or employees, except, in each such case (i) as may be required by applicable Law or pursuant to the terms of this Agreement, or (ii) to satisfy obligations existing as of the date hereof pursuant to the terms of contracts that are in effect on the date hereof;

(m)         except to the extent required under existing employee and director benefit plans, agreements or arrangements as in effect on the date hereof or as expressly provided by this Agreement, not accelerate the payment, right to payment or vesting of any bonus, severance, profit sharing, retirement, deferred compensation, stock option, insurance or other compensation or benefits;

(n)         not agree to the settlement of any claim, litigation, investigation or other action that is material to it;

(o)         except in the ordinary course of its business, not materially modify or amend, or terminate any Yuma Material Contract, or waive, relinquish, release or terminate any material right or material claim, or enter into any contract that would have been a Yuma Material Contract if it had been in existence at the time of the execution of this Agreement; and

(p)         not agree to take any of the foregoing actions, other than Section 6.02(a) and (f).

SECTION 6.03                                No Solicitation.

(a)         General.  Each party hereto agrees that it shall not, nor shall it authorize or permit any of the officers, directors, investment bankers, attorneys, accountants, affiliates or other representatives retained by it to, and that it shall use commercially reasonable efforts to cause its non-officer employees and other agents and affiliates not to (and shall not authorize any of them to) directly or indirectly: (i) solicit, initiate, encourage, induce or knowingly facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any information regarding such party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (unless permitted pursuant to Sections 6.07 and 6.08); or (v) execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Proposal; provided, however, that, notwithstanding anything contained in this Section 6.03(a), prior to obtaining the Company Stockholders’ Approval, the Company may, and prior to obtaining Yuma Shareholder Approval, Yuma may, furnish nonpublic information regarding such party to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal, which such party’s board of directors determines in good faith, after consultation with a nationally recognized independent financial advisor and its outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) such Acquisition Proposal was not solicited in violation of this Section 6.03(a); (B) the board of directors of such party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of the fiduciary duties of the board of directors of such party under applicable Laws; (C) at least two (2) Business Days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, such party gives the other parties written notice of the identity of such Person and of such party’s intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) such party receives from such Person an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the Confidentiality Agreement; and (E) concurrently with furnishing any such nonpublic information to such Person, such party furnishes such nonpublic information to the other parties hereto (to the extent such nonpublic information has not been previously furnished by such party to the other parties).  Without limiting the generality of the foregoing, each party acknowledges and agrees that, in the event any representative of such party (whether or not such representative is purporting to act on behalf of such party) takes any action that, if taken by such party, would constitute a breach of this Section 6.03 by such party, the taking of such action by such representative shall be deemed to constitute a breach of this Section 6.03 by such party for purposes of this Agreement.

(b)         Notice of Proposal or Inquiry.  If any party or any representative of such party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such party shall promptly (and in no event later than two (2) Business Days after such party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other parties hereto orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof).  Such party shall keep the other parties informed in all material respects with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any modification or proposed modification thereto.

(c)         Cease Current Discussions.  Each party shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and shall use its commercially reasonable efforts to obtain, in accordance with the terms of any applicable confidentiality agreement, the return or destruction of any confidential information previously furnished to any such Person by such party or any of its Subsidiaries.

SECTION 6.04                                Access to Information; Confidentiality.

(a)         Subject to applicable Law relating to the exchange of information, the parties shall afford to each other and the other’s accountants, counsel, financial advisors, sources of financing and other representatives reasonable access during normal business hours with reasonable notice throughout the period from the date hereof until the Merger Effective Time to all of their respective properties, books, contracts and records (including, but not limited to, Tax Returns) and, during such period, shall furnish promptly (i) a copy of each report, schedule and other document filed or received by any of them pursuant to the requirements of federal or state securities Laws or filed by any of them with the SEC in connection with the transactions contemplated by this Agreement, and (ii) such other information concerning its businesses, properties and personnel as any party shall reasonably request, and will use reasonable efforts to obtain the reasonable cooperation of its officers, employees, counsel, accountants, consultants and financial advisors in connection with the review of such other information by the parties and their respective representatives.

(b)         The parties hereto acknowledge that the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

SECTION 6.05                                Notices of Certain Events.

(a)         The Company and Yuma shall as promptly as reasonably practicable after their executive officers acquire knowledge thereof, notify the other of: (i) any notice or other communication from any Person alleging that the Consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement which Consent relates to a Yuma Material Contract or a Company Material Contract, as applicable, or the failure of which to obtain could materially delay consummation of the Merger; (ii) any notice or other communication from any Governmental Entity or authority in connection with the transactions contemplated by this Agreement; and (iii) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened, relating to or involving or otherwise affecting the Company or Yuma, as the case may be that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Sections 6.09, 6.10 or 6.12, or which relate to the consummation of the transactions contemplated by this Agreement.

(b)         Subject to the provisions of Section 6.03, each of the Company and Yuma agrees to give prompt notice to the other of, and to use its commercially reasonable efforts to remedy, (i) the occurrence or failure to occur of any event which occurrence or failure to occur would reasonably be expected to cause any of its representations or warranties in this Agreement to be untrue or inaccurate in any material respect at the Merger Effective Time, and (ii) any failure on its part to comply with or satisfy in all material respects any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.05(b) shall not limit or otherwise affect the representations, warranties, covenants or agreements of the parties, the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Merger.

SECTION 6.06                                Delaware Merger Subsidiary and Merger Subsidiary.  Yuma will take all action necessary to cause each of its Subsidiaries to perform its obligations under this Agreement and to consummate the Reincorporation Merger and the Merger on the terms and conditions set forth in this Agreement. Until the Merger Effective Time, Delaware Merger Subsidiary and Merger Subsidiary will not carry on any business or conduct any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters reasonably related hereto.

SECTION 6.07                                Company Stockholder Meeting or Written Consent.

(a)         The Company agrees that, subject to Section 6.07(c), promptly after the S-4 Effective Date, the Company shall solicit approval at a meeting or by written consent (the “Company Stockholder Action”) from the holders of Company Common Stock and Company Preferred Stock to vote for the approval of (i) this Agreement and (ii) the principal terms of the Merger. If the Company Stockholder action is to be considered at a meeting, such meeting shall be held as promptly as practicable after the S-4 Effective Date. The Company shall take reasonable measures to ensure that all proxies or consents solicited in connection with the Company Stockholder Action are solicited in compliance with all applicable Laws.

(b)         The Company agrees that, subject to Section 6.07(c): (i) the Company Board shall recommend that the Company Stockholders vote to adopt and approve this Agreement and the Merger and shall use its commercially reasonable efforts to solicit such approval within the time set forth in Section 6.07(a) (the recommendation of the Company Board that the Company Stockholders vote to adopt and approve this Agreement and the Merger being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Yuma or, after the Reincorporation Effective Time, Yuma Delaware, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Yuma or, after the Reincorporation Effective Time, Yuma Delaware shall be adopted or proposed.

(c)         Notwithstanding anything to the contrary contained in Section 6.07(b), at any time prior to the approval of this Agreement by the Company Stockholders, the Company Board may withhold, amend, withdraw or modify the Company Board Recommendation in a manner adverse to Yuma if, but only if the Company Board determines in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to withdraw, withhold, amend, or modify such recommendation would result in a breach of its fiduciary duties under applicable Law; provided, that Yuma receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least two (2) Business Days in advance of the Company Board Recommendation being so withdrawn, withheld, amended or modified in a manner adverse to Yuma.

(d)         The Company’s obligation to solicit the consent or approval of the Company’s stockholders in connection with the Company Stockholder Action in accordance with Section 6.07(a) shall not be limited or otherwise affected by any withdrawal or modification of the Company Board Recommendation.

SECTION 6.08                                Yuma Shareholders’ Meeting.

(a)         Yuma agrees, subject to Section 6.08(c), that it shall take all action necessary to call, give notice of and hold a meeting (such meeting, the “Yuma Shareholders’ Meeting”), and that it will recommend to, and solicit the vote of the holders of Yuma Common Stock and Yuma Series A Preferred Stock to vote for approval of, (i) this Agreement, (ii) the principal terms of the Reincorporation Merger, (iii) the principal terms of the Merger, and (iv) the issuance of shares of Yuma Delaware Common Stock in the Merger (collectively, the “Yuma Shareholder Approval Matters”). The Yuma Shareholders’ Meeting shall be held as promptly as practicable after the S-4 Effective Date. Yuma shall take reasonable measures to ensure that all proxies solicited in connection with the Yuma Shareholders’ Meeting are solicited in compliance with all applicable Laws.

(b)         Yuma agrees that, subject to Section 6.08(c): (i) the Yuma Board shall recommend that the holders of Yuma Common Stock and Yuma Series A Preferred Stock vote to approve the Yuma Shareholder Approval Matters and shall use its commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 6.08(a), (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the Yuma Board recommends that Yuma’s shareholders vote to approve the Yuma Shareholder Approval Matters (the recommendation of the Yuma Board that Yuma’s shareholders vote to approve the Yuma Shareholder Approval Matters being referred to as the “Yuma Board Recommendation”); and (iii) the Yuma Board Recommendation shall not be withdrawn or modified in a manner adverse to the Company, and no resolution by the Yuma Board or any committee thereof to withdraw or modify the Yuma Board Recommendation in a manner adverse to the Company shall be adopted or proposed.

(c)         Notwithstanding anything to the contrary contained in Section 6.08(b), at any time prior to the approval of the Yuma Shareholder Approval Matters by Yuma’s shareholders, the Yuma Board may withhold, amend, withdraw or modify the Yuma Board Recommendation in a manner adverse to the Company if, but only if the Yuma Board determines in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would result in a breach of its fiduciary duties under applicable Law; provided that the Company receives written notice from Yuma confirming that the Yuma Board has determined to change its recommendation at least two (2) Business Days in advance of the Yuma Board Recommendation being withdrawn, withheld, amended or modified in a manner adverse to the Company.

(d)         Yuma’s obligation to call, give notice of and hold the Yuma Shareholders’ Meeting in accordance with Section 6.08(a) shall not be limited or otherwise affected by any withdrawal or modification of the Yuma Board Recommendation.

(e)         Nothing contained in this Agreement shall prohibit Yuma or the Yuma Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act.    Yuma shall not withdraw or modify in a manner adverse to the Company the Yuma Board Recommendation unless specifically permitted pursuant to the terms of Section 6.08(c).

SECTION 6.09                                Proxy Statement/Prospectus; Registration Statement.

(a)         As promptly as practicable after the date of this Agreement, Yuma shall prepare and cause to be filed with the SEC the Proxy Statement/Prospectus and Yuma shall prepare and cause to be filed with the SEC the Registration Statement, in which the Proxy Statement/Prospectus will be included as a prospectus.  Each of the parties shall use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement/Prospectus to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Each of the parties shall use commercially reasonable efforts to cause the Proxy Statement/Prospectus to be mailed to the stockholders of Yuma and the Company as promptly as practicable after the date on which the Registration Statement is declared effective under the Securities Act (the “S-4 Effective Date”).  Each party hereto shall promptly furnish to the other party all information concerning such party and such party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 6.09.

(b)         Each party shall reasonably cooperate with the other and provide, and require its representatives, advisors, accountants and attorneys to provide, the other party and its representatives, advisors, accountants and attorneys, with all such information regarding such party as is required by Law to be included in the Registration Statement or reasonably requested from such party to be included in the Registration Statement.

SECTION 6.10                                Public Announcements.  In connection with the execution and delivery of this Agreement, Yuma and the Company shall issue a joint press release mutually agreed to by the Company and Yuma.  Yuma, in its discretion, shall be entitled to convene an investor conference call in conjunction with the issuance of such press release.  Except for the press release and such conference call, no party shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to this Agreement, the Reincorporation Merger, the Merger, or the other transactions contemplated hereby without the prior written Consent of the other parties (which consent shall not be unreasonably withheld or delayed), except as may be required by Law, including applicable SEC requirements, applicable fiduciary duties or by any applicable listing agreement with the NYSE MKT (in which case such party shall not issue or cause the publication of such press release or other public statement without prior consultation with the other party).

SECTION 6.11                                Expenses and Fees.  Each of the parties shall bear and pay all costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

SECTION 6.12                                Agreement to Cooperate.

(a)         Subject to the terms and conditions of this Agreement, including Section 6.03 and this Section 6.12, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable best efforts to obtain all necessary or appropriate waivers, consents or approvals of third parties required in order to preserve material contractual relationships of Yuma and the Company and their respective Subsidiaries and to effect all necessary registrations, filings and submissions.  In addition, subject to the terms and conditions herein provided and subject to the fiduciary duties of the respective board of directors of the Company and Yuma, including, without limitation, the provisions of Section 6.07(c) and Section 6.08(c), none of the parties hereto shall knowingly take or cause to be taken any action that would reasonably be expected to materially delay or prevent consummation of the Reincorporation Merger and the Merger.

(b)         In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, the Company, Yuma, Yuma Delaware, Delaware Merger Subsidiary and Merger Subsidiary shall cooperate in all respects with the other parties and shall use their commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, if so precluded in the exercise of their directors’ fiduciary duties, none of the Company, Yuma, Yuma Delaware, Delaware Merger Subsidiary, Merger Subsidiary, or any of their affiliates shall be required to defend, contest or resist any action or proceeding, whether judicial or administrative, or to take any action to have vacated, lifted, reversed or overturned any order, in connection with the transactions contemplated by this Agreement.

SECTION 6.13                                Exemption From Liability Under Section 16(b).  Yuma, Yuma Delaware and the Company shall cause their respective boards of directors and the board of directors of the Surviving Company to adopt prior to the Merger Effective Time such resolutions as may be required to, and shall otherwise use reasonable efforts to, exempt the transactions contemplated by this Agreement from the provisions of Section 16(b) of the Exchange Act to the maximum extent permitted by Law. The Company shall use reasonable efforts to provide the information to Yuma and Yuma Delaware required in connection with the adoption of such resolutions to exempt the transactions contemplated by this Agreement from the provisions of Section 16(b) of the Exchange Act to the maximum extent permitted by Law.

SECTION 6.14                                Certain Tax Matters.

(a)         Yuma, Yuma Delaware and the Company shall each use their reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and before or after the Merger Effective Time, none of Yuma, Yuma Delaware, Merger Subsidiary, or the Company shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code.

(b)         Yuma, Yuma Delaware and the Company shall comply with the record keeping and information reporting requirements set forth in U.S. Treasury Regulation Section 1.368-3.  This Agreement is intended to constitute a “plan of reorganization” within the meaning of U.S. Treasury Regulation Section 1.368-2(g).

(c)         The Company, Yuma, and Yuma Delaware shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Merger Effective Time. Each of Yuma, Yuma Delaware, and the Company shall pay, without deduction from any amount payable to holders of Company Common Stock and Company Preferred Stock and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Entity, which becomes payable in connection with the Merger.

(d)         Following the Merger, Yuma Delaware and the Company will not take any action and will not fail to take any action that would prevent the merger from satisfying the “continuity of business enterprise” requirement for a “reorganization” as provided in U.S. Treasury Regulation 1.368-1(d).

(e)         Yuma or Yuma Delaware and the Company shall each use its reasonable best efforts to obtain the Tax opinions set forth in Sections 8.02(e) and 8.03(e).

(f)         Officers of Yuma or Yuma Delaware and the Company shall execute and deliver to Jones & Keller, P.C., Tax counsel for Yuma and Yuma Delaware, and Porter Hedges LLP, Tax counsel for the Company, certificates substantially in the form agreed to by the parties and such law firms at such time or times as may reasonably be requested by such law firms, including prior to the time the Registration Statement is declared effective by the SEC and the Merger Effective Time, in connection with such Tax counsel’s respective delivery of opinions pursuant to Sections 8.02(e) and 8.03(e).  Each of Yuma or Yuma Delaware and the Company shall use its commercially reasonable efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 6.14(f).

SECTION 6.15                                Company Financial Statements.  As soon as practicable but prior to March 30, 2016, the Company shall use its commercially reasonable efforts to deliver to Yuma true and complete copies of the Company’s audited balance sheet as of December 31, 2015, and the related audited statements of operations and statements of cash flows of the Company for the periods covered therein, together with all related notes and schedules thereto, accompanied by the report thereon of the Company’s independent auditors (collectively, the “Company 2015 Audited Financial Statements”).  The Company shall use its commercially reasonable efforts ensure that the Company 2015 Audited Financial Statements comply in all material respects with the applicable rules and regulations of the SEC, including Regulation S-X and Regulation S-K, in connection with the preparation and filing of the Registration Statement.

SECTION 6.16                                Yuma Consolidated Financial Statements.  As soon as practicable but prior to March 30, 2016, Yuma shall use its commercially reasonable efforts to deliver to the Company true and complete copies of Yuma’s audited consolidated balance sheet as of December 31, 2015, and the related audited statements of operations and statements of cash flows of the Company and its Subsidiaries on a consolidated basis for the periods covered therein, together with all related notes and schedules thereto, accompanied by the report thereon of Yuma’s independent auditors (collectively, the “Yuma 2015 Audited Financial Statements”).  Yuma shall use its commercially reasonable efforts ensure that the Yuma 2015 Audited Financial Statements comply in all material respects with the applicable rules and regulations of the SEC, including Regulation S-X and Regulation S-K, in connection with the preparation and filing of the Registration Statement.

SECTION 6.17                                Directors’ and Officers’ Indemnification and Insurance.

(a)         Yuma and Delaware Merger Subsidiary agree that all rights to indemnification, advancement of expenses and exculpation by the Company and Yuma now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Merger Effective Time an officer or director of (i) any DPAC Company (each, a “Company Indemnified Party”), as provided in its Governing Documents, the Governing Documents of the Company or the DGCL, in each case as in effect on the date of this Agreement, or pursuant to any other contracts in effect on the date hereof and disclosed in Section 5.10 of the Company Disclosure Schedule, shall be assumed by the Company as the Surviving Company in the Merger at the Merger Effective Time, (ii) any Yuma Company (each, a “Yuma Indemnified Party” and collectively with the Company Indemnified Party, the “Indemnified Parties”), as provided in Yuma’s Governing Documents or the CCC, in each case as in effect on the date of this Agreement, or pursuant to any other contracts in effect on the date hereof and disclosed in Section 4.07 of the Yuma Disclosure Schedule, shall be assumed by Yuma Delaware in the Reincorporation Merger at the Reincorporation Effective Time, without further action, and shall survive the Merger and shall remain in full force and effect in accordance with their terms, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.

(b)         For six (6) years after the Merger Effective Time, to the fullest extent permitted under applicable Law, Yuma Delaware and the Surviving Company shall jointly and severally indemnify, defend and hold harmless each Company Indemnified Party and each Yuma Indemnified Party, as applicable, against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions (and alleged actions or omissions) in their capacity as an officer or director of any of the DPAC Companies or the Yuma Companies, as applicable, occurring at or prior to the Merger Effective Time (including in connection with the transactions contemplated by this Agreement), and shall reimburse each Company Indemnified Party and each Yuma Indemnified Party for any legal or other expenses reasonably incurred by such Company Indemnified Party or Yuma Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as such expenses are incurred, subject to the Surviving Company’s or Yuma Delaware’s receipt of an undertaking by such Company Indemnified Party or Yuma Indemnified Party, as the case may be, to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Company Indemnified Party or Yuma Indemnified Party is not entitled to be indemnified under applicable Law; provided, however, that the Surviving Company and Yuma Delaware will not be liable to any Yuma Indemnified Party for any settlement effected without Yuma Delaware’s prior written consent (which consent shall not be unreasonably withheld or delayed).

(c)         The Company shall obtain, prior to the Merger Effective Time, to be effective not later than the Merger Effective Time, “tail” insurance policies, covering each director and officer of the Company for all risks and perils currently covered by the Company’s director and officer insurance policies, except that the insured amounts may be increased as determined by the Company in its reasonable discretion, with a claims period of not less than six (6) years from the Merger Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its Subsidiaries, as applicable, in each case with respect to claims arising out of or relating to events which occurred before or at the Merger Effective Time (including in connection with the transactions contemplated by this Agreement).

(d)         Yuma Delaware shall obtain or maintain insurance policies covering each director and officer of Yuma Delaware and Yuma for all risks and perils currently covered by Yuma’s director and officer insurance policies, except that the insured amounts may be increased as determined by the Company in its reasonable discretion, with a claims period of not less than six (6) years from the Merger Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of Yuma and its Subsidiaries, as applicable, in each case with respect to claims arising out of or relating to events which occurred before or at the Merger Effective Time (including in connection with the transactions contemplated by this Agreement).

(e)         The obligations of Yuma, Yuma Delaware and the Surviving Company under this Section 6.17 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Company Indemnified Party or Yuma Indemnified Party to whom this Section 6.17 applies without the consent of such affected Company Indemnified Party or Yuma Indemnified Party, as applicable (it being expressly agreed that the Indemnified Parties to whom this Section 6.17 applies shall be third party beneficiaries of this Section 6.17, each of whom may enforce the provisions of this Section 6.17).

(f)         In the event Yuma, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Yuma or the Surviving Company, as the case may be, shall assume all of the obligations set forth in this Section 6.17. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Company Indemnified Party and any Yuma Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Yuma, the Company or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.17 is not prior to, or in substitution for, any such claims under any such policies.

SECTION 6.18                                Assumption of Registration Statements.  Yuma, Delaware Merger Subsidiary and Yuma Delaware shall take such steps as may reasonably be necessary or appropriate, if any, to cause Yuma Delaware to, at the Reincorporation Effective Time, assume or otherwise become the successor issuer under any and all registration statements of Yuma filed with the SEC that are in effect at the Reincorporation Effective Time.

SECTION 6.19                                Subsequent Filings.  Until the earlier of the Merger Effective Time or the termination of this Agreement, Yuma will timely file with the SEC each form, report and document required to be filed by Yuma under the Exchange Act.  As of their respective dates, none of such reports shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The audited consolidated financial statements and unaudited interim financial statements of Yuma included in such reports shall be prepared in accordance with United States generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto) and shall fairly present, in all material respects, the financial position of the Yuma Companies as at the dates thereof and the results of their operations and changes in financial position for the periods then ended.

SECTION 6.20                                Stockholder Litigation.  Yuma shall promptly advise the Company orally and in writing of any shareholder litigation commenced against Yuma and/or its directors relating to this Agreement, the Reincorporation Merger, the Merger and/or the transactions contemplated by this Agreement and shall keep the Company fully informed regarding any such shareholder litigation. Yuma shall give the Company the opportunity to consult with Yuma regarding the defense or settlement of any such shareholder litigation, shall give due consideration the Company’s advice with respect to such shareholder litigation and shall not settle any such litigation without the Company’s consent (not be unreasonably withheld, conditioned or delayed).

SECTION 6.21                                Company Employee Matters.

(a)         As soon as practicable following the date hereof, Yuma shall meet with employees of the DPAC Companies (i) who have expressed an interest in continuing employment with the Yuma Companies or the DPAC Companies after the Merger Effective Time, and (ii) who Yuma has an interest in continuing the employment, and in each such case, Yuma shall negotiate in good faith with such person to determine terms of his or her continuing employment, including compensation and benefits on terms substantially comparable, in the aggregate, to the terms of employment of such Persons with the DPAC Companies or, if greater, to similarly situated employees of the Yuma Companies. If Yuma continues the employment of any such employee or any such employee accepts an offer to become an employee of the Yuma Companies effective immediately following the Merger Effective Time, (each such employee a “Continuing Employee”), the Company shall reduce the Company Aggregate Severance Amount by an amount commensurate with such employee’s unpaid severance benefits.  Yuma and the Company shall agree on the list of all such Continuing Employees two (2) Business Days prior to the Closing.  Employment of the employees of any DPAC Company who are not Continuing Employees shall be terminated by the Company as of the Merger Effective Time.

(b)         All Continuing Employees will be provided credit for their service with the DPAC Companies under any Yuma Employee Plan or other plan in which the Continuing Employee participates after the Merger Effective Time as credited to such employees under a similar Company Employee Plan.

(c)         Prior to the Merger Effective Time, the Company shall make severance payments to employees and officers of the DPAC Companies in the aggregate amount of up to $4,713,830 (“Company Aggregate Severance Amount”) in accordance with either (i) the terms of the respective employment agreement for the executives listed in Section 6.21(c) of the Company Disclosure Schedule, if applicable, or (ii) the severance policies of the DPAC Companies and pursuant to the authorization of the Company Board, provided, that the Company Aggregate Severance Amount shall be subject to reduction in the amount of each Continuing Employee’s unpaid severance benefits as a result of employment of the Continuing Employees by Yuma or its Subsidiaries (including the DPAC Companies) effective immediately after the Merger Effective Time; provided, further, that to the extent that the Closing does not occur in June 2016, such Company Aggregate Severance Amount shall be increased or decreased, as applicable, by an amount equal to approximately $7,600 per month, as pro-rated for any partial month, to the extent that the Closing occurs after June 2016 or prior to June 2016, respectively.  In addition, prior to the Merger Effective Time, the Company Board may, in its discretion, issue to certain employees and officers of the DPAC Companies additional Company Restricted Shares in satisfaction of the cancellation of any such employee’s and officer’s Company Options pursuant to Section 3.02(a), which Company Restricted Shares shall be subject to vesting and limitations as provided in Section 3.02(b).  Further, prior to the Merger Effective Time, the Company shall pay each employee (except for Continuing Employees) for vacation time which has been accrued but not yet taken, and for any reasonable unreimbursed employee expenses, in accordance with the Company's normal business practices.

(d)         Prior to the Merger Effective Time, (i) the Company shall pay or award performance bonuses, whether in the form of cash, Company Common Stock or Company Restricted Shares, to officers and employees of the DPAC Companies with respect to their 2015 fiscal year in accordance with the Company’s compensation policies, provided that no such bonus shall exceed 100% of the target bonus for any such officer or employee and the aggregate amount of such performance bonuses shall not exceed $1,353,993; and (ii) the Company shall pay or award performance bonuses, whether in the form of cash, Company Common Stock or Company Restricted Shares, to officers and employees of the DPAC Companies with respect to the period from January 1, 2016 through the Merger Effective Time in accordance the Company’s compensation policies; provided that the 2016 target bonus shall be the same as the 2015 target bonus and the amount paid with respect to each such bonus shall be pro-rated for such period and shall not exceed an amount equal to 100% of the target bonus for such officer or employee after giving effect to such pro-ration.

(e)         With respect to each Continuing Employee, Yuma shall continue the Company Employee Plan that is a group health plan within the meaning of COBRA and that is in effect immediately prior to the Merger Effective Time (the “Company Group Health Plan”) or, if such continuance is not available for continuance, a Yuma Employee Plan that is in the aggregate substantially the same as the Company Group Health Plan, from the Merger Effective Time through December 31, 2016, and thereafter, will provide coverage under the group health plan of Yuma as in effect from time to time.  With respect to any employee of a DPAC Company who is not a Continuing Employee, Yuma shall provide continuation of group health coverage in accordance with COBRA under the Company Group Health Plan or, if such continuance is not available for continuance, a Yuma Employee Plan that is in the aggregate substantially the same as the Company Group Health Plan, from the Merger Effective Time through December 31, 2016, and thereafter, will provide continuation of group health coverage in accordance with COBRA under the group health plan of Yuma as in effect from time to time.  In addition, for the period from the Merger Effective Time until December 31, 2016, Yuma will pay the same share of the aggregate group health insurance cost for such group health plan that the DPAC Companies paid for the policy period immediately prior to the Merger Effective Time, including for any employee of the DPAC Companies who is not a Continuing Employee and who elects COBRA continuation.

(f)         Prior to the Merger Effective Time, the Company Employee Plan that is qualified as a 401(k) plan (the “Company 401(k) Plan”) shall be terminated by the Company, and it is intended that all distributions from the Company 401(k) Plan will be made within ninety (90) days following the Merger Effective Time.

(g)         The provisions in this Section 6.21 are intended for the sole benefit of the parties hereto, and shall not inure to the benefit of any other entity or Person (other than permitted assigns of the parties hereto) either as a third party beneficiary or otherwise.

SECTION 6.22                                Yuma Companies Employee Matters.

(a)               Prior to the Merger Effective Time, Yuma shall amend the employment agreement of Yuma’s Chief Executive Officer to provide for the discontinuation of grants of overriding royalty interests associated with any oil and gas properties or prospects in accordance with the amendment to the Overriding Royalty Interest Plan dated November 7, 2013 (the “ORRI Plan”), which amendment was approved and ratified by the Yuma Board in 2014.

(b)               The provisions in this Section 6.22 are intended for the sole benefit of the parties hereto, and shall not inure to the benefit of any other entity or Person (other than permitted assigns of the parties hereto) either as a third party beneficiary or otherwise.

SECTION 6.23                                Company Management Agreement.  Prior to the Merger Effective Time, the Company shall make all payments required under the Amended and Restated Management Agreement, dated as of March 3, 2013, by and among the Company and the other parties thereto, including the payment of the annual management fee prorated to the Merger Effective Time and payment of the termination fee of $1,000,000 thereunder.

SECTION 6.24                                Credit Facility. Yuma and the Company shall use commercially reasonable efforts to obtain a reserve based revolving credit facility for the Yuma Companies (or an amendment to Yuma’s existing credit facility), which shall: (i) be effective immediately following the Merger Effective Time; (ii) provide for an initial borrowing base and minimum aggregate loan commitments of not less than $44,000,000; and (iii) provide terms and conditions acceptable to each party in its reasonable discretion (the “Credit Facility”).

SECTION 6.25                                Advisors and Consultants.  Yuma, Yuma Delaware and the Company shall each be entitled to pay fees and expenses of their respective professional advisors and consultants for services rendered on agreed terms pursuant to invoices received from time to time prior to the Closing Date; provided, that the discretionary amounts, if any, payable to legal counsel for the Company will be evaluated and determined in good faith by the Persons serving as representatives on the Company Board of the two largest common stockholders of the Company, and the discretionary component of such compensation so determined will be deemed for all purposes the amount payable to such counsel with respect to such component of compensation.

SECTION 6.26                                Registration Rights Agreement.  At or prior to the Closing, (a) Yuma Delaware shall enter into a registration rights agreement in the form attached hereto as Exhibit H (the “Registration Rights Agreement”) with each of the Registration Rights Persons, to be effective upon the Closing, and (b) Yuma Delaware shall, and the Company shall use commercially reasonable efforts to cause each of Additional DPAC Holders to, enter into the Registration Rights Agreement with the Additional DPAC Holders, to be effective upon the Closing; provided, however, that in the event that any Additional DPAC Holder does not execute and deliver a Lock-Up Agreement to Yuma Delaware as provided in Section 2.12 and a voting agreement in substantially the form of the Company Voting Agreement as provided in Section 6.28, then such Additional DPAC Holder shall not be entitled to be a party to the Registration Rights Agreement.

SECTION 6.27                                Certificate of Incorporation of Yuma Delaware.  Within 30 days following the date hereof, Yuma shall have delivered to the Company the certificate of incorporation of Delaware Merger Subsidiary, which shall be in form and substance acceptable to the Company in its reasonable discretion.

SECTION 6.28                                Additional Voting Agreements.  The Company shall use commercially reasonable efforts to cause the Additional DPAC Holders to execute and deliver to Yuma a voting agreement in substantially the form of the Company Voting Agreement.

ARTICLE VII

CONDITIONS TO THE REINCORPORATION MERGER

SECTION 7.01                                Conditions to the Reincorporation Merger.  The occurrence of the Reincorporation Closing shall be subject to the satisfaction, or waiver by each of Yuma, Delaware Merger Subsidiary and the Company, at or prior to the Reincorporation Effective Time of the following conditions:

(a)         the Yuma Shareholder Approval shall have been obtained in accordance with the CCC;

(b)         none of the parties hereto shall be subject to any Law, order, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Entity of competent jurisdiction that prohibits the consummation of the Reincorporation Merger or makes the consummation of the Reincorporation Merger illegal;

(c)         the Registration Statement shall be declared effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn;

(d)         no Governmental Entity having jurisdiction over any party hereto shall have enacted, issued, promulgated, enforced or entered any Laws, or any order, writ, assessment, decision, injunction, decree, ruling or judgment of a Governmental Entity (any of the foregoing, an “Order”), whether temporary, preliminary or permanent, that make illegal, enjoin or otherwise prohibit consummation of the Reincorporation Merger or the other transactions contemplated by this Agreement.

SECTION 7.02                                Additional Conditions to Obligations of Yuma and Delaware Merger Subsidiary.  In addition, the occurrence of the Reincorporation Closing shall be subject to the satisfaction, or waiver by both Yuma and Delaware Merger Subsidiary, at or prior to the Reincorporation Effective Time of each of the following conditions:

(a)         (i) the representations and warranties of the Company set forth in Sections 5.02 (Capitalization), and 5.03(a) – (c) (Authority; Non-Contravention) shall be true and correct in all material respects as of the date hereof and as of the Reincorporation Effective Time as if made on and as of the Reincorporation Effective Time (or, if given as of a specific date, at and as of such date) and (ii) the other representations and warranties of the Company contained in this Agreement, shall be true and correct in all material respects as of the date hereof and as of the Reincorporation Effective Time as if made on and as of the Reincorporation Effective Time (or, if given as of a specific date, at and as of such date), except in the case of this clause (ii) for changes expressly permitted by this Agreement. Yuma shall have received a certificate of the chief executive officer or the chief financial officer of the Company to that effect;

(b)         the Company shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Reincorporation Effective Time, and Yuma shall have received a certificate of the chief executive officer or the chief financial officer of the Company to that effect;

(c)         Yuma shall have been furnished with evidence satisfactory to it that the Company has obtained the consents, approvals and waivers set forth in Section 8.03(h) of the Company Disclosure Schedule.

ARTICLE VIII

CONDITIONS TO THE MERGER

SECTION 8.01                                Conditions to the Obligations of Each Party.  The obligations of the parties to consummate the Merger are subject to the fulfillment at or prior to the Merger Effective Time of the following conditions:

(a)         this Agreement and the Merger shall have been adopted and approved by the requisite vote of the stockholders of the Company in accordance with the DGCL;

(b)         the principal terms of the Merger and the issuance of shares of Yuma Delaware Common Stock, the Yuma Delaware Series A Preferred Stock and the Yuma Delaware Series D Preferred Stock in the Merger shall have been adopted and approved by the requisite vote of the shareholders of Yuma in accordance with the CCC;

(c)         none of the parties hereto shall be subject to any Law, order, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Entity of competent jurisdiction that prohibits the consummation of the Merger or makes the consummation of the Merger illegal;

(d)         the Registration Statement shall be declared effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn;

(e)         the issuance of the shares of Yuma Delaware Common Stock to be issued as the Common Stock Merger Consideration, as well as the Yuma Delaware Common Stock, to be issued upon conversion of such Yuma Delaware Series D Preferred Stock, shall have been appropriately registered under the Securities Act and registered, qualified or qualified for exemption under applicable state securities Laws;

(f)         the issuance of the shares of Yuma Delaware Series D Preferred Stock, shall have been appropriately qualified for exemption under the Securities Act and applicable state securities Laws;

(g)         the shares of Yuma Delaware Common Stock to be issued as the Common Stock Merger Consideration, as well as the Yuma Delaware Common Stock to be issued upon conversion of the Yuma Delaware Series D Preferred Stock, shall have been approved for listing on the NYSE MKT, effective upon notice of issuance;

(h)         no Governmental Entity having jurisdiction over any party hereto shall have enacted, issued, promulgated, enforced or entered any Order, whether temporary, preliminary or permanent, that make illegal, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement;

(i)         the Lock-Up Agreement in the form of Exhibit F shall be executed by each of the Lock-Up Persons and delivered to Yuma Delaware;

(j)         the Yuma Board shall have received an opinion from the Financial Advisor to the effect that, as of the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, the terms of the Merger are fair, from a financial point of view, to Yuma and its shareholders, and such opinion shall not have been rescinded or revoked;

(k)         the Reincorporation Merger shall have occurred; and

(l)         Yuma shall have entered into the Credit Facility which complies with the requirements of Section 6.24 hereof and such Credit Facility shall be effective immediately following the Merger Effective Time.

SECTION 8.02                                Conditions to Obligation of the Company to Effect the Merger.  Unless waived by the Company, the obligation of the Company to consummate the Merger shall be subject to the fulfillment at or prior to the Merger Effective Time of the following additional conditions:

(a)         (i) the representations and warranties of the Yuma Entities set forth in Sections 4.02 (Capitalization), and 4.03(a) – (c) (Authority; Non-Contravention) shall be true and correct in all material respects as of the date hereof and as of the Merger Effective Time as if made on and as of the Merger Effective Time (or, if given as of a specific date, at and as of such date) and (ii) the other representations and warranties of the Yuma Entities contained in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Merger Effective Time as if made on and as of the Merger Effective Time (or, if given as of a specific date, at and as of such date), except in the case of this clause (ii) for changes expressly permitted by this Agreement.  The Company shall have received a certificate of the chief executive officer or the chief financial officer of Yuma to that effect;

(b)         each Yuma Entity shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Merger Effective Time and the Company shall have received a certificate of the chief executive officer or the chief financial officer of Yuma to that effect;

(c)         Prior to the Merger Effective Time, each of the seven (7) Persons named on Exhibit G, attached hereto shall have agreed to serve as a member of the board of Yuma Delaware if elected, and the Yuma board of directors shall have confirmed that upon the election of such persons, the Yuma Delaware Board shall have a sufficient number of “independent directors” to satisfy applicable SEC and NYSE MKT rules.  The Yuma Delaware Board shall take such action as may be necessary or desirable regarding such election and appointment of the foregoing individuals;

(d)         Pursuant to terms of the Merger, and concurrently with the effectiveness thereof, the board of directors of Yuma Delaware (the “Yuma Delaware Board”) shall be set and established at seven (7) members and each of the Persons named on Exhibit G attached hereto shall be elected to serve as directors of Yuma Delaware to hold office in accordance with the certificate of incorporation and the bylaws of Yuma Delaware until their respective successors are duly elected or appointed and qualified;

(e)         the Company shall have received the opinion of Porter Hedges LLP, counsel to the Company, in form and substance reasonably satisfactory to the Company, on the date on which the Registration Statement is filed and on the Closing Date, in each case dated as of such respective date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of the Company, Yuma and Yuma Delaware, all of which are consistent with the state of facts existing as of the date on which the Registration Statement is filed and the Merger Effective Time, as applicable, to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Company and Yuma Delaware will each be a “party to the reorganization” within the meaning of Section 368 of the Code.  In rendering the opinion described in this Section 8.02(e), Porter Hedges LLP shall have received and may rely upon the certificates and representations referred to in Section 6.14(f);

(f)         Yuma and Yuma Delaware must have delivered to its counsel, the Company and the Company’s counsel a certificate signed on behalf of Yuma and Yuma Delaware by a duly authorized officer of Yuma and Yuma Delaware certifying the representations set forth in Section 4.13 and as otherwise reasonably requested by the Company’s or Yuma and Yuma Delaware’s tax counsel;

(g)         the Company shall have been furnished with evidence satisfactory to it that Yuma has obtained the consents, approvals and waivers set forth in Section 8.02(g) of the Yuma Disclosure Schedule;

(h)         the certificate of incorporation of Delaware Merger Subsidiary shall be in a form and substance acceptable to the Company in its reasonable discretion at the Merger Effective Time; and

(i)         the Registration Rights Agreement in the form of Exhibit H shall be executed by Yuma Delaware and delivered for execution to (A) the Registration Rights Persons and (B) each of the Additional DPAC Holders who sign both a Lock-Up Agreement pursuant to Section 6.26 and a voting agreement in substantially the form of the Company Voting Agreement pursuant to Section 6.28.

SECTION 8.03                                Conditions to Obligations of Yuma Delaware and Merger Subsidiary to Effect the Merger.  Unless waived by Yuma Delaware and Merger Subsidiary, the obligations of Yuma Delaware and Merger Subsidiary to consummate the Merger shall be subject to the fulfillment at or prior to the Merger Effective Time of the following additional conditions:

(a)         (i) the representations and warranties of the Company set forth in Sections 5.02 (Capitalization), and 5.03(a) – (c) (Authority; Non-Contravention) shall be true and correct in all material respects as of the date hereof and as of the Merger Effective Time as if made on and as of the Merger Effective Time (or, if given as of a specific date, at and as of such date) and (ii) the other representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Merger Effective Time as if made on and as of the Merger Effective Time (or, if given as of a specific date, at and as of such date), except in the case of this clause (ii) for changes expressly permitted by this Agreement. Yuma Delaware shall have received a certificate of the chief executive officer or the chief financial officer of the Company to that effect;

(b)         the Company shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Merger Effective Time, and Yuma Delaware shall have received a certificate of the chief executive officer or the chief financial officer of the Company to that effect;

(c)         Dissenting Shares with regard to the Merger, if any, shall constitute less than 5% of the issued and outstanding shares of Company Common Stock and less than 5% of the issued and outstanding shares of Company Preferred Stock;

(d)         Yuma or Yuma Delaware shall have received the opinion of Jones & Keller, P.C., counsel to Yuma and Yuma Delaware, in form and substance reasonably satisfactory to Yuma and Yuma Delaware, on the date on which the Registration Statement is filed and on the Closing Date, in each case dated as of such respective date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of the Company, Yuma and Yuma Delaware, all of which are consistent with the state of facts existing as of the date on which the Registration Statement is filed and the Merger Effective Time, as applicable, to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Company and Yuma Delaware will each be a “party to the reorganization” within the meaning of Section 368 of the Code.  In rendering the opinion described in this Section 8.03(d), Jones & Keller, P.C. shall have received and may rely upon the certificates and representations referred to in Section 6.14(f);

(e)         the Company must have delivered to its counsel, Yuma and Yuma Delaware and their counsel a certificate signed on behalf of the Company by a duly authorized officer of the Company certifying the representations set forth in Section 5.20 and as otherwise reasonably requested by the Company’s or Yuma and Yuma Delaware’s tax counsel;

(f)         the Company shall have terminated the Company Stock Plan;

(g)         each of the Company’s agreements set forth in Section 8.03(g) of the Company Disclosure Schedule shall have been terminated, effective prior to or concurrently with the Merger, and Yuma shall have received from the Company evidence of such terminations in form and substance reasonably satisfactory to Yuma; and

(h)         Yuma shall have been furnished with evidence satisfactory to it that the Company has obtained the consents, approvals and waivers set forth in Section 8.03(h) of the Company Disclosure Schedule.

ARTICLE IX

TERMINATION

SECTION 9.01                                Termination.  This Agreement may be terminated, and the Reincorporation Merger and the Merger may be abandoned, at any time prior to the Merger Effective Time (whether before or after the Yuma Shareholder Approval or any approval of this Agreement by the stockholders of the Company):

(a)         by mutual written consent of the Company and Yuma duly authorized by each of their respective board of directors; or

(b)         by either the Company or Yuma, if the Reincorporation Merger and the Merger have not been consummated by September 30, 2016 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to (i) Yuma, if the failure of any Yuma Entity to fulfill any of its material obligations under this Agreement caused the failure of the Reincorporation Closing or the Closing to occur on or before such date, or (ii) the Company, if the failure of the Company to fulfill any of its material obligations under this Agreement caused the failure of the Reincorporation Closing or the Closing to occur on or before such date, or (iii) Yuma or the Company, if the failure of the Reincorporation Closing or the Closing to occur on or before such date is due solely to the failure of the condition set forth in Section 8.01(d) notwithstanding the performance by Yuma of any obligations under Section 6.09; or

(c)         by the Company, in the event of a Yuma Material Adverse Effect, or by Yuma, in the event of a Company Material Adverse Effect, or by either the Company or Yuma, whichever is the non-breaching party, if (i) there has been a breach by the other of any representation or warranty contained in this Agreement which would reasonably be expected to have a Company Material Adverse Effect or a Yuma Material Adverse Effect, as the case may be, and which breach is not curable, or if curable, the breaching party shall not be using on a continuous basis its reasonable best efforts to cure in all material respects such breach after written notice of such breach by the terminating party or such breach has not been cured within thirty (30) days after written notice of such breach by the terminating party, or (ii) there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which would reasonably be expected to have a Yuma Material Adverse Effect or a Company Material Adverse Effect, as the case may be, and which breach is not curable, or if curable, the breaching party shall not be using on a continuous basis its reasonable best efforts to cure such breach after written notice of such breach by the terminating party, or such breach has not been cured within thirty (30) days after written notice of such breach by the terminating party; or

(d)         by either the Company or Yuma after ten (10) days following the entry of any final and non-appealable judgment, injunction, order or decree by a court or Governmental Entity of competent jurisdiction restraining or prohibiting the consummation of the Merger; or

(e)         by the Company if prior to receipt of the Company Stockholders’ Approval, the Company receives a Superior Offer, resolves to accept such Superior Offer, complies with its Company Termination Fee payment obligations under Section 9.02 hereof and gives Yuma at least four (4) Business Days’ prior written notice of its intention to terminate pursuant to this provision; provided, however, that such termination shall not be effective until such time as the payment required by Section 9.02 shall have been received by Yuma; or

(f)         by Yuma or the Company, if the Yuma Board shall have failed to recommend, or shall have withdrawn, modified or amended in a manner adverse to the Company in any material respect the Yuma Board Recommendation, or shall have resolved to do any of the foregoing, or shall have recommended another Acquisition Proposal or if the Yuma Board shall have resolved to accept a Superior Offer; or

(g)         by Yuma if prior to receipt of the Yuma Shareholders’ Approval, Yuma receives a Superior Offer, resolves to accept such Superior Offer, complies with its Yuma Termination Fee payment obligations under Section 9.02 hereof and gives the Company at least four (4) Business Days’ prior written notice of its intention to terminate pursuant to this provision; provided, however, that such termination shall not be effective until such time as the payment required by Section 9.02 shall have been received by the Company; or

(h)         by the Company or Yuma, if the Company Board shall have failed to recommend, or shall have withdrawn, modified or amended in a manner adverse to Yuma in any material respect the Company Board Recommendation, or shall have resolved to do any of the foregoing, or shall have recommended another Acquisition Proposal or if the Company Board shall have resolved to accept a Superior Offer; or

(i)         (i) by Yuma, if the stockholders of the Company fail to approve the Merger in accordance with Section 6.07, or (ii) by the Company, if the shareholders of Yuma fail to approve the Yuma Shareholder Approval Matters at the Yuma Shareholders’ Meeting (including any adjournment or postponement thereof).

SECTION 9.02                                Termination Fee.

(a)         Payment of Termination Fees by the Company.  The Company shall pay to Yuma a termination fee in an amount in cash equal to $1,500,000  (the “Company Termination Fee”) in the event that (i) the Company terminates this Agreement pursuant to Section 9.01(e) or 9.01(h); (ii) Yuma terminates this Agreement pursuant to either (A) Section 9.01(c) as a result of any Company Material Adverse Effect provided that DPAC Losses pursuant to Section 5.01(b)(ii) of $1,500,000 or more occur, or (B) Section 9.01(h); or (iii) Yuma terminates this Agreement pursuant to Section 9.01(i), provided, in the case of this clause (iii), that (A) after the date hereof and prior to the date the Company solicits the approval of the Company’s stockholders at a meeting or by written consent in accordance with Section 6.07, an Acquisition Proposal has been publicly announced and not withdrawn or abandoned at the time of termination, and (B) within one (1) year after such termination, the Company enters into a definitive agreement with respect to or consummates such Acquisition Proposal.  Payment of the Company Termination Fee under this Section 9.02 shall be paid to Yuma within five (5) Business Days following the date of termination of this Agreement; provided, however, that in the event of payment pursuant to clause (iii) above, such payment shall be made within five (5) Business Days following the date of the execution and delivery by the Company of the definitive agreement regarding such Acquisition Proposal.

(b)         Payment of Termination Fees by Yuma.  Yuma shall pay to the Company a termination fee in an amount in cash equal to $1,500,000 (the “Yuma Termination Fee”) in the event that (i) Yuma terminates this Agreement pursuant to Section 9.01(f) or 9.01(g); (ii) the Company terminates this Agreement pursuant to either (A) Section 9.01(c) as a result of any Yuma Material Adverse Effect provided that Yuma Losses pursuant to Section 4.01(b)(ii) of $1,500,000 or more occur, or (B) Section 9.01(f); or (iii) the Company terminates this Agreement pursuant to Section 9.01(i), provided, in the case of this clause (iii), that (A) after the date hereof and prior to the Yuma Shareholders’ Meeting, an Acquisition Proposal has been publicly announced and not withdrawn or abandoned at the time of termination, and (B) within one (1) year after such termination, Yuma enters into a definitive agreement with respect to or consummates such Acquisition Proposal.  Payment of the Yuma Termination Fee under this Section 9.02 shall be paid to the Company within five (5) Business Days following the date of termination of this Agreement; provided, however, that in the event of payment pursuant to clause (iii) above, such payment shall be made within five (5) Business Days following the date of the execution and delivery by Yuma of the definitive agreement regarding such Acquisition Proposal.

SECTION 9.03                                Effect of Termination.  In the event of termination of this Agreement by either Yuma or the Company pursuant to the provisions of Section 9.01, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and there shall be no liability or further obligation on the part of the Company, Yuma, Delaware Merger Subsidiary, Merger Subsidiary, or their respective officers or directors (except as set forth in the first sentence of Section 4.08, Section 9.02 and this Section 9.03, all of which shall survive the termination).  Nothing in this Section 9.03 shall relieve any party from liability for fraud in connection with this Agreement.

ARTICLE X

MISCELLANEOUS

SECTION 10.01                                Non-Survival of Representations and Warranties.  Absent actual fraud, and any intentional, willful and material breach of any representation or warranty contained in this Agreement by the Company or any Yuma Entity, as applicable, none of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Merger Effective Time. This Section 10.01 does not limit any covenant of the parties to this Agreement which, by its terms, contemplates performance after the Merger Effective Time.  The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.

SECTION 10.02                                Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested), sent via facsimile or e-mail (with confirmation of transmission) or sent by a nationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Yuma, Delaware Merger Subsidiary, Merger Subsidiary:

1177 West Loop South, Suite 1825
Houston, Texas 77027
Attention:                   Sam L. Banks
Facsimile:                   (713) 968-7016
E-mail:                   sambanks@yumacompanies.com

with a copy to (which shall not constitute notice hereunder):

Jones & Keller, P.C.
1999 Broadway, Suite 3150
Denver, Colorado 80202
Attention:                   Reid A. Godbolt
Facsimile:                   (303) 573-8133
E-mail:                   rgodbolt@joneskeller.com

If to the Company:

Davis Petroleum Acquisition Corp.
1330 Post Oak Blvd., Suite 600
Houston, Texas 77056
Attention:                   Michael Reddin
Facsimile:    (713) 439-3713
E-mail:                               mreddin@davcos.com

with a copy to (which shall not constitute notice hereunder):

Porter Hedges LLP
1000 Main Street, 36th Floor
Houston, Texas 77002
Attention:                   Robert J. Viguet, Jr.
Facsimile:                   (713) 226-6200
E-mail:                   rviguet@porterhedges.com

SECTION 10.03                                Interpretation.

(a)         The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, (ii) ”knowledge” shall mean actual knowledge as of the date hereof of the executive officers of the Company or Yuma, as the case may be, after reasonable inquiry of any Person directly reporting to any such executive officer, (iii) “including” shall mean “including, without limitation,” and “includes” shall mean “includes, without limitation,” and (iv) reference to any Article or Section means such Article or Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision. For purposes of determining whether any fact or circumstance involves a material adverse effect on the ongoing operations of a party, any special transaction charges incurred by such party as a result of the consummation of transactions contemplated by this Agreement shall not be considered.

(b)         The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

SECTION 10.04                                Assignments and Successors.  No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other parties.  Any attempted assignment of this Agreement or of any such rights or delegation of obligations without such consent shall be void and of no effect  This Agreement will be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns.

SECTION 10.05                                Governing Law.  THIS AGREEMENT, AND ANY DISPUTES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE PARTIES’ RELATIONSHIP TO EACH OTHER, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

SECTION 10.06                                Waiver of Jury Trial.  Each of the parties irrevocably waives any and all rights to trial by jury in any action or proceeding between the parties arising out of or relating to this Agreement and the transactions contemplated hereby.

SECTION 10.07                                Exclusive Jurisdiction; Venue.  In any action or proceeding between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.07, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (e) agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 10.02 of this Agreement.

SECTION 10.08                                No Third-Party Rights.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties) any right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that after the Merger Effective Time, the Company Indemnified Parties and the Yuma Indemnified Parties shall be third-party beneficiaries of, and entitled to enforce, Section 6.16, and provided further, that no consent of the Company Indemnified Parties and the Yuma Indemnified Parties shall be required to amend any provision of the Agreement prior to the Merger Effective Time.

SECTION 10.09                                Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

SECTION 10.10                                Amendments; No Waivers.

(a)         Any provision of this Agreement may be amended or waived prior to the Merger Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Yuma, Delaware Merger Subsidiary and Merger Subsidiary or, in the case of a waiver, by the party against whom the waiver is to be effective; provided that any waiver or amendment shall be effective against a party only if the board of directors of such party, or a person authorized to act on behalf of such party, approves such waiver or amendment.

(b)         No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

SECTION 10.11                                Entire Agreement.  This Agreement, including the schedules, exhibits and amendments hereto, the Confidentiality Agreement and the other agreements executed in connection with this Agreement, constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter of this Agreement. No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by any party hereto. Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder except for the provisions of Articles I and II, which are intended for the benefit of the shareholders of Yuma, and Article II, which is intended for the benefit of the stockholders of the Company.

SECTION 10.12                                Severability.  If any term or other provision of this Agreement is invalid, illegal or unenforceable, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

SECTION 10.13                                Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with their specific terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other rights or remedies at Law or in equity.

SECTION 10.14                                Definitions. The following terms have the following definitions:

(a)         “Acquisition Inquiry” means, with respect to a party hereto, an inquiry, indication of interest or request for information that could reasonably be expected to lead to an Acquisition Proposal with such party.

(b)         “Acquisition Proposal” means, with respect to a party hereto, any offer or proposal, whether written or oral, from any Person or group (as defined in Section 13(d)(3) of the Exchange Act) other than Yuma, Delaware Merger Subsidiary, the Company or any affiliates thereof (each, a “third party”) to acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of (i) 15% or more of any class of the equity securities of such party or (ii) 15% or more of the fair market value of the assets of such party, in each case pursuant to any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction or series of related transactions, which is structured to permit a third party to acquire beneficial ownership of (A) 15% or more of any class of equity securities of the party or (B) 15% or more of the fair market value of the assets of the party; provided, however, that, for purposes of Sections 9.02(a) and 9.02(b), all such references to “15%” shall be deemed to be “50%”.

(c)         “Additional DPAC Holders” means Accretive Exit Capital Partners, LP and Paul-ECP2 Holdings, LP.

(d)         “Affiliated Group” means one or more chains of corporations connected through stock ownership with a common parent corporation, but only if: (i) the common parent owns directly stock that possesses at least 80% of the total voting power, and has a value at least equal to 80% of the total value, of the stock in at least one of the other corporations, and (ii) stock possessing at least 80% of the total voting power, and having a value at least equal to 80% of the total value, of the stock in each corporation (except the common parent) is owned directly by one or more of the other corporations.

(e)         “Aggregate Dissenting Shares” has the meaning given to it in Section 2.06(e)(ix).

(f)         “Aggregate Dissenting Share Amount” has the meaning given to it in Section 2.06(e)(x).

(g)         “Agreement” has the meaning given such term in the Preamble of this Agreement.

(h)         “Burden” has the meaning given to it in Section 4.27.

(i)         “Business Day” means any day other than Saturday and Sunday and any day on which banks are not required or authorized to close in the State of Texas.

(j)         “Capital Stock” means (i) with respect to any Person that is a corporation, any and all shares, interests, participation or other equivalents (however designated and whether or not voting) of corporate stock, including the common stock of such Person, and (ii) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.

(k)         “Capital Stock Agreement” has the meaning given to it in Section 4.02(d).

(l)          “CCC” has the meaning given to it in the Second recital of this Agreement.

(m)         “Certificate of Designation” has the meaning given to it in Section 1.05.

(n)         “Certificate of Merger” has the meaning given to it in Section 2.02.

(o)          “Closing” has the meaning given to it in Section 2.09.

(p)         “Closing Company Share Number” has the meaning given to it in Section 2.06(e)(ii).

(q)         “Closing Date” has the meaning given to it in Section 2.09.

(r)         “Closing Yuma Share Number” has the meaning given to it in Section 2.06(e)(iv).

(s)         “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

(t)          “Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

(u)         “Common Stock Merger Consideration” has the meaning given to it in Section 2.06(e)(iii).

(v)         “Company” has the meaning given to it in the Second recital of this Agreement.

(w)         “Company 2015 Audited Financial Statements” has the meaning given to it in Section 6.15.

(x)         “Company 401(k) Plan” has the meaning given to it in Section 6.21(f).

(y)         “Company Annual Financial Statements” has the meaning given to it in Section 5.04(a).

(z)         “Company Balance Sheet” has the meaning given to it in Section 5.04(a).

(aa)         “Company Board” means the board of directors of the Company.

(bb)         “Company Board Recommendation” has the meaning given to it in Section 6.07(b).

(cc)         “Company Certificates” has the meaning given to it in Section 2.08(a).

(dd)         “Company Common Stock” means the common stock, $0.01 par value per share, of the Company.

(ee)         “Company Disclosure Schedule” has the meaning given to it in Article VI.

(ff)         “Company Employee Plans” has the meaning given to it in Section 5.12(a).

(gg)         “Company Equity Awards” means any outstanding awards granted under the Company Stock Plan.

(hh)         “Company Financial Statements” has the meaning given to it in Section 5.04(a).

(ii)         “Company Indemnified Party” has the meaning given to it in Section 6.17(a).

(jj)         “Company Insurance Policy” has the meaning given to it in Section 5.16.

(kk)         “Company Interim Financial Statements” has the meaning given to it in Section 5.04(a).

(ll)         “Company Material Adverse Effect” has the meaning given to it in Section 5.01(b).

(mm)       “Company Material Contract” has the meaning given to it in Section 5.10(a).

(nn)         “Company Oil and Gas Properties” means Oil and Gas Properties in which the Company holds an interest.

(oo)         “Company Option Agreement” has the meaning given to it in Section 3.02(a).

(pp)         “Company Option” has the meaning given to it in Section 3.02(a).

(qq)         “Company Ownership Percentage” has the meaning given to it in Section 2.06(e)(xii).

(rr)         “Company Plans” has the meaning given to it in Section 3.02(a).

(ss)         “Company Preferred Stock” means the Series A Preferred Stock, $0.01 par value per share, of the Company.

(tt)         “Company Properties” has the meaning given to it in Section 5.14(a).

(uu)         “Company Restricted Shares” has the meaning given to it in Section 3.02(b).

(vv)         “Company RSA Agreement” has the meaning given to it in Section 3.02(b).

(ww)               “Company Stockholder” has the meaning given to it in Section 2.07(a).

(xx)         “Company Stockholder Agreement” means the Amended and Restated Stockholders Agreement dated as of March 8, 2013, among the Company and the other parties thereto.

(yy)         “Company Stockholder Action” has the meaning given to it in Section 6.07(a).

(zz)         “Company Stockholders’ Approval” has the meaning given to it in Section 5.03(a).

(aaa)         “Company Stock Plan” means the Davis Petroleum Acquisition Corp. Management Incentive Plan, effective as of March 31, 2006, and any successor plan or agreement.

(bbb)               “Company Termination Fee” has the meaning given to it in Section 9.02(a).

(ccc)         “Company Voting Agreement” has the meaning given to it in the Preamble of this Agreement.

(ddd)               “Confidentiality Agreement” means the confidentiality agreement dated July 8, 2015, between Yuma and the Company.

(eee)         “Consent” has the meaning given to it in Section 4.03(d).

(fff)         “Credit Facility” has the meaning given to it in Section 6.23.

(ggg)               “Delaware Merger Subsidiary” has the meaning given to it in the Preamble of this Agreement.

(hhh)               “DGCL” has the meaning given to it in the Second recital of this Agreement.

(iii)         “Dissenting Shares” has the meaning given to it in Section 2.07(a).

(jjj)         “DPAC Companies” (and with correlative meaning “DPAC Company”) means the Company and each of its Subsidiaries.

(kkk)               “DPAC Losses” has the meaning given to it in Section 5.01(b)(i).

(lll)         “Exchange Agent” has the meaning given to it in Section 2.08(a).

(mmm)               “Excluded Shares” has the meaning given to it in Section 2.06(b).

(nnn)               “Environmental Law” means any Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

(ooo)               “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(ppp)               “ERISA Affiliate” has the meaning given to it in Section 4.12(a).

(qqq)               “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(rrr)         “Exchange Ratio” has the meaning given to it in Section 2.06(e)(xii).

(sss)         “Financial Advisor” means Roth Capital Partners, LLC.

(ttt)         “Governing Document” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs.  For example, the “Governing Documents” of a corporation would include its certificate of incorporation and bylaws, the “Governing Document” of a limited partnership would include its limited partnership agreement and the “Governing Document” of a limited liability company would include its operating agreement.

(uuu)               “Governmental Entity” means, with respect to any Person or matter, any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority, or any quasi-governmental body with jurisdiction over such Person or matter.

(vvv)               “Hazardous Materials” means (i) any material, substance, chemical, pollutant, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws, including, without limitation, crude oil or any fraction thereof, and (ii) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

(www)               “HIPAA” means the Health Insurance Portability and Accountability Act of 1996.

(xxx)               “Hydrocarbons” means oil, gas, condensate and other gaseous and liquid hydrocarbons or any combination thereof (including drip gas and coalbed gas), and any combination thereof, produced or associated therewith, together with all minerals, products and substances extracted, separated, processed and produced therefrom or therewith.

(yyy)               “Indemnified Parties” has the meaning given to it in Section 6.17(a).

(zzz)         “Initial Common Stock Merger Consideration” has the meaning given to it in Section 2.06(e)(iv).

(aaaa)               “Initial Company Share Number” has the meaning given to it in Section 2.06(e)(v).

(bbbb)               “Initial Per Share Consideration” has the meaning given to it in Section 2.06(e)(vi).

(cccc)               “Intellectual Property” has the meaning given to it in Section 4.23.

(dddd)               “IRS” means the Internal Revenue Service.

(eeee)               “Laws” means any federal, state, local or foreign law, ordinance, regulation, rule, code, order, judgment, decree or other requirement of law.

(ffff)         “Leased Property” has the meaning given to it in Section 4.22(a).

(gggg)               “Lock-Up Agreement” has the meaning given to it in Section 2.12.

(hhhh)               “Lock-Up Persons” means Sam L. Banks, RMCP PIV DPC, LP, RMCP PIV DPC II, LP, Davis Petroleum Investment, LLC, Sankaty Davis, LLC, Michael Reddin, Thomas Hardisty, Susan Davis, Greg Schneider, and Steven Enger.

(iiii)         “Merger” has the meaning given to it in the third recital of this Agreement.

(jjjj)         “Merger Consideration” means collectively, the Common Stock Merger Consideration and the Preferred Stock Merger Consideration.

(kkkk)               “Merger Effective Time” has the meaning given to it in Section 2.02.

(llll)         “Merger Subsidiary” has the meaning given such term in the Preamble of this Agreement.

(mmmm)                          “NSAI” means Netherland, Sewell & Associates, Inc.

(nnnn)               “NYSE MKT” means the NYSE MKT, LLC.

(oooo)               “Oil and Gas Interests” means direct and indirect interests in and rights with respect to the oil, gas and mineral estate and assets of any kind and nature, direct or indirect, including oil, gas or mineral leases thereon, operating rights and royalties, overriding royalties, Production payments, net profit interests and other interests (whether working or non-working, operating or non-operating) in the oil, gas and mineral fee or leasehold estate; all interests in rights with respect to oil, condensate, gas, casinghead gas and other liquid or gaseous Hydrocarbons and other minerals or revenues therefrom, all contracts in connection therewith and claims and rights thereto (including all oil, gas and mineral leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, Hydrocarbons sales, exchange and processing contracts and agreements, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations, and concessions; all easements, rights of way, licenses, Permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and all interests in equipment and machinery (including wells, well equipment and machinery), Production, gathering, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, refineries, and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing.

(pppp)               “Oil and Gas Properties” (with respect to any of the parties, the Oil and Gas Properties of such party or parties) shall mean:

(i)           All of the party’s interest in and to the Hydrocarbons and Other Minerals in, under and that may be produced from (or pursuant to the terms of) its properties, rights and interests;

(ii)           All other right, title and interest of a party, of whatever kind or character, in and to (i) its Oil and Gas Interests, (ii) the Hydrocarbons and Other Minerals in, under and that may be produced from its lands (including without limitation interests in oil, gas and mineral leases, overriding royalty interests, fee royalty interests, fee Hydrocarbons and other interests) and (iii) any other oil, gas and/or mineral property, right, interest or license, whether real/immovable, personal/movable, vested, contingent or otherwise, to the extent any such property, right, interest or license is located, or relates to lands located, anywhere in the United States;

(iii)           All of a party’s interests in and to all Hydrocarbons and/or Other Mineral unitization, pooling and/or communitization agreements, declarations and/or orders, and in and to the properties, rights and interests covered and the units created thereby, which cover, affect or otherwise relate to the properties, rights and interests described in clause (a) or (b) above;

(iv)           All of a party’s interest in and rights under all operating agreements, Production sales contracts, processing agreements, transportation agreements, gas balancing agreements, farm-out and/or farm-in agreements, salt water disposal agreements, area of mutual interest agreements and other contracts and/or agreements which cover, affect, or otherwise relate to the properties, rights and interests described in clause (a), (b), or (c) above or to the operation of such properties, rights and interests or to the treating, handling, storing, processing, transporting or marketing of Hydrocarbons or Other Minerals produced from (or allocated to) such properties, rights and interests, as same may be amended or supplemented from time to time;

(v)           all of a party’s interest in and to all improvements, fixtures, movable or immovable property and other real and/or personal property (including, without limitation, all wells, pumping units, wellhead equipment, tanks, pipelines, flow lines, gathering lines, compressors, dehydration units, separators, meters, buildings, injection facilities, salt water disposal facilities, and power, telephone and telegraph lines), and all easements, servitudes, rights-of-way, surface leases, licenses, Permits and other surface rights, which are now or hereafter used, or held for use, in connection with the properties, rights and interests described in clause (a), (b) or (c) above, or in connection with the operation of such properties, rights and interests, or in connection with the treating, handling, storing, processing, transporting or marketing of Hydrocarbons or Other Minerals produced from (or allocated to) such properties, rights and interests;

(vi)           all Hydrocarbons and Other Minerals produced from or allocated to the properties, rights and interests described in clauses (a), (b) and/or (c) above, and any products processed or obtained therefrom (herein collectively called the “Production”), together with (i) all proceeds of Production (regardless of whether the severance of the Production to which such proceeds relates occurred on, before or after the Closing Date hereof), and (ii) all liens and security interests securing payment of the proceeds from the sale of such Production, including, but not limited to, those liens and security interests provided for under statutes enacted in the jurisdiction in which the Oil and Gas Properties are located, or statutes made applicable to the Oil and Gas Properties under federal Law (or some combination of federal and state Law);

(vii)           all payments received in lieu of Production from the properties, rights and interests described in clauses (a), (b) and/or (c) above (regardless of whether such payments accrued, and/or the events which gave rise to such payments occurred, on, before or after the Closing Date hereof), including, without limitation, (i) “take or pay” payments and similar payments, (ii) payments received in settlement of or pursuant to a judgment rendered with respect to take or pay or similar obligations or other obligations under a Production sales contract, (iii) payments received under a gas balancing agreement or similar written or oral arrangement, as a result of (or received otherwise in settlement of or pursuant to judgment rendered with respect to) rights held by a party as a result of the party (and/or its predecessors in title) taking or having taken less gas from lands covered by a property right or interest described in clauses (a), (b) and/or (c) above, than their ownership of such property right or interest would entitle them to receive and (iv) shut-in rental or royalty payments;

(viii)           to the extent legally transferable, all favorable contract rights and choses in action (i.e. rights to enforce contracts or to bring claims thereunder) related to the properties, rights and interests described in clauses (a) through (g) above (regardless of whether the same arose, and/or the events which gave rise to the same occurred on, before or after the Closing Date hereof, and further regardless of whether same arise under contract, the Law or in equity); and

(ix)           all rights, estates, powers and privileges appurtenant to the foregoing rights, interests and properties, including without limitation executive rights (i.e. rights to execute leases), rights to receive bonuses and delay rentals and rights to grant pooling authority.

(qqqq)               “Order” has the meaning given to it in Section 7.01(d).

(rrrr)         “Other Minerals” shall mean sulphur, lignite, coal, uranium, thorium, iron, geothermal steam, water, carbon dioxide, helium and all other minerals, ores or substances of value which are not generally produced from a wellbore in conjunction with the Production of Hydrocarbons.

(ssss)               “Outside Date” has the meaning given to it in Section 9.01(b).

(tttt)         “Owned Property” has the meaning given to it in Section 4.22(a).

(uuuu)               “Permit” (and with correlative meaning “Permits”) means each governmental or regulatory permit, license, franchise, variance, exemption, order and other governmental Consent.

(vvvv)               “Per Share Consideration” has the meaning given to it in Section 2.06(e)(i).

(wwww)               “Per Share Preferred Stock Consideration” has the meaning given to it in Section 2.06(e)(vii).

(xxxx)               “Person” has the meaning given to it in Section 2.08(b).

(yyyy)               “Pipeline Imbalance” means, with respect to any Person, any marketing imbalance between the quantity of Production attributable to the assets of such Person required to be delivered by such Person or any of its affiliates under any contract relating to the purchase and sale, gathering, transportation, storage, processing (including any production handling and processing at a separation facility) or marketing of Production and the quantity of Production attributable to the assets of such Person actually delivered by such Person or its affiliate pursuant to the relevant contract, together with any appurtenant rights and obligations concerning production balancing at the delivery point into the relevant sale, gathering, transportation, storage or processing facility.

(zzzz)               “PPAC” has the meaning given to it in Section 4.12(e).

(aaaaa)               “Pre-Closing Period” has the meaning given to it in Section 6.01.

(bbbbb)               “Preferred Stock Merger Consideration” has the meaning given to it in Section 2.06(e)(viii).

(ccccc)               “Production” is defined in the definition of Oil and Gas Properties.

(ddddd)               “Proxy Statement/Prospectus” has the meaning given to it in Section 4.03(d).

(eeeee)               “Registration Rights Persons” means RMCP PIV DPC, LP, RMCP PIV DPC II, LP, Davis Petroleum Investment, LLC, Sankaty Davis, LLC, Sam L. Banks and each of the directors and officers of the Company who execute a Lock-Up Agreement.

(fffff)               “Registration Statement” has the meaning given to it in Section 4.03(d).

(ggggg)               “Reincorporation Certificate of Merger” has the meaning given to it in Section 1.04.

(hhhhh)              “Reincorporation Closing” has the meaning given to it in Section 1.03.

(iiiii)              “Reincorporation Closing Date” has the meaning given to it in Section 1.03.

(jjjjj)              “Reincorporation Effective Time” has the meaning given to it in Section 1.04.

(kkkkk)              “Reincorporation Merger” has the meaning given to it in the second recital of this Agreement.

(lllll)              “Related Person” has the meaning given to it in Section 4.13(b).

(mmmmm)                     “S-4 Effective Date” has the meaning given to it in Section 6.09(a).

(nnnnn)              “SEC” means the Securities and Exchange Commission.

(ooooo)              “Secretary of State” has the meaning given to it in Section 1.04.

(ppppp)              “Securities Act” means the Securities Act of 1933, as amended.

(qqqqq)              “SFAS” means the Statement of Financial Accounting Standards.

(rrrrr)              “Subsidiary” (and with the correlative meaning “Subsidiaries”) means, with respect to any Person, (a) any corporation 50% or more of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person, directly or indirectly through Subsidiaries, and (b) any partnership, limited liability company, association, joint venture, trust or other entity in which such Person, directly or indirectly through Subsidiaries, is either a general partner, has a 50% or greater equity interest at the time or otherwise owns a controlling interest.

(sssss)              “Superior Offer” means an unsolicited bona fide written offer by a third party to enter into (i) a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction as a result of which either (A) the stockholders of a party hereto prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate company entity thereof) or (B) in which a Person or “group” (as defined in Section 13(d)(3) of the Exchange Act) directly or indirectly acquires beneficial ownership of securities representing 50% or more of the voting power of the party’s Capital Stock then outstanding or (ii) a sale, lease, exchange transfer, license, acquisition or disposition of any business or other disposition of at least 50% of the assets of the party, taken as a whole, in a single transaction or a series of related transactions which, in any case under clause (i) or (ii) above: (A) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (B) is on terms and conditions that the board of directors of Yuma or the Company, as applicable, determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that its board of directors deems relevant following consultation with its outside legal counsel and financial advisor: (x) is reasonably likely to be more favorable, from a financial point of view, to Yuma’s shareholders or the Company’s stockholders, as applicable, than the Merger and the other transactions contemplated hereby; and (y) is reasonably capable of being consummated.

(ttttt)              “Surviving Company” has the meaning given to it in Section 2.01.

(uuuuu)              “Tax Return” has the meaning given to it in Section 4.11(m).

(vvvvv)              “Taxes” has the meaning given to it in Section 4.11(m).

(wwwww)                     “third party” has the meaning given to it in the definition of Acquisition Proposal.

(xxxxx)              “USRPHC” has the meaning given to it in Section 4.13(t).

(yyyyy)              “Well Imbalance” means, with respect to any Person, any imbalance at the wellhead between the amount of Hydrocarbons produced from a well and allocable to the interests of such Person therein and the shares of production from the relevant well to which such Person is entitled, together with any appurtenant rights and obligations concerning future in kind and/or cash balancing at the wellhead.

(zzzzz)              “Yuma” has the meaning given to it in the Preamble of this Agreement.

(aaaaaa)              “Yuma 2006 Plan” has the meaning given to it in Section 1.09(a).

(bbbbbb)                     “Yuma 2011 Plan” has the meaning given to it in Section 1.09(b).

(cccccc)              “Yuma 2014 Plan” has the meaning given to it in Section 1.09(b).

(dddddd)                     “Yuma 2015 Audited Financial Statements” has the meaning given to it in Section 6.16.

(eeeeee)              “Yuma Board” means the board of directors of Yuma.

(ffffff)              “Yuma Board Recommendation” has the meaning given to it in Section 6.08(b).

(gggggg)                     “Yuma Common Stock” means the common stock, no par value per share, of Yuma.

(hhhhhh)                     “Yuma Companies” (and with correlative meaning “Yuma Company”) means Yuma and each of its Subsidiaries.

(iiiiii)              “Yuma Delaware” has the meaning given to it in the Second recital of this Agreement.

(jjjjjj)              “Yuma Delaware Board” has the meaning given to it in Section 8.02(d).

(kkkkkk)                     “Yuma Delaware Common Stock” means the common stock, $0.001 par value per share, of Yuma Delaware.

(llllll)              “Yuma Delaware DPAC Option” has the meaning given to it in Section 3.02(a).

(mmmmmm)                               “Yuma Delaware Option” has the meaning given to it in Section 1.09(b).

(nnnnnn)                     “Yuma Delaware Restricted Share” has the meaning given to it in Section 1.09(b).

(oooooo)                     “Yuma Delaware Series D Preferred Stock” means the Series D Convertible Preferred Stock, $0.001 par value per share, of Yuma Delaware.

(pppppp)                     “Yuma Delaware RSUs” has the meaning given to it in Section 1.09(c).

(qqqqqq)                     “Yuma Delaware SARs” has the meaning given to it in Section 1.09(d).

(rrrrrr)              “Yuma Disclosure Schedule” has the meaning given to it in Article V.

(ssssss)              “Yuma Employee Plans” has the meaning given to it in Section 4.12(a).

(tttttt)              “Yuma Entity” has the meaning given to it in Article V.

(uuuuuu)                     “Yuma Financial Statements” has the meaning given to it in Section 4.04(b).

(vvvvvv)                     “Yuma Indemnified Party” has the meaning given to it in Section 6.17(a).

(wwwwww)                     “Yuma Insurance Policy” has the meaning given to it in Section 4.18.

(xxxxxx)                     “Yuma Losses” has the meaning given to it in Section 4.01(b)(i).

(yyyyyy)                     “Yuma Material Adverse Effect” has the meaning given to it in Section 4.01(b).

(zzzzzz)              “Yuma Material Contract” has the meaning given to it in Section 4.07.

(aaaaaaa)                     “Yuma Oil and Gas Properties” means Oil and Gas Properties in which Yuma holds an interest.

(bbbbbbb)                     “Yuma Option Agreement” has the meaning given to it in Section 1.09(a).

(ccccccc)                     “Yuma Options” has the meaning given to it in Section 1.09(a).

(ddddddd)                     “Yuma Ownership Percentage” has the meaning given to it in Section 2.06(e)(xii).

(eeeeeee)                     “Yuma Plans” has the meaning given to it in Section 1.09(b).

(fffffff)              “Yuma Preferred Stock” has the meaning given to it in Section 4.02(a)

(ggggggg)                     “Yuma Properties” has the meaning given to it in Section 4.22(a).

(hhhhhhh)                     “Yuma Reserve Report” has the meaning given to it in Section 4.24.

(iiiiiii)              “Yuma Restricted Shares” has the meaning given to it in Section 1.09(b).

(jjjjjjj)              “Yuma RSA Agreement” has the meaning given to it in Section 1.09(b).

(kkkkkkk)                     “Yuma RSU Agreement” has the meaning given to it in Section 1.09(c).

(lllllll)              “Yuma RSUs” has the meaning given to it in Section 1.09(c).

(mmmmmmm)                               “Yuma SAR” has the meaning given to it in Section 1.09(d).

(nnnnnnn)                     “Yuma SAR Agreement” has the meaning given to it in Section 1.09(d).

(ooooooo)                     “Yuma SEC Reports” has the meaning given to it in Section 4.04(a).

(ppppppp)                     “Yuma Series A Preferred Stock” means the 9.25% Series A Cumulative Redeemable Preferred Stock, no par value per share, of Yuma.

(qqqqqqq)                     “Yuma Shareholder Approval” has the meaning given to it in Section 4.03(a).

(rrrrrrr)              “Yuma Shareholder Approval Matters” has the meaning given to it in Section 6.08(a).

(sssssss)                     “Yuma Shareholders’ Meeting” has the meaning given to it in Section 6.08(a).

(ttttttt)              “Yuma Stock Plans” has the meaning given to it in Section 2.06(g).

(uuuuuuu)                     “Yuma Termination Fee” has the meaning given to it in Section 9.02(b).

(vvvvvvv)                     “Yuma Voting Agreement” has the meaning given to it in the Preamble of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

DAVIS PETROLEUM ACQUISITION CORP.

By: /s/ Michael Reddin
Name: Michael Reddin
Title: Chairman, President and Chief Executive Officer

YUMA ENERGY, INC.

By: /s/ Sam L. Banks
Name: Sam L. Banks
Title: Chairman, President and Chief Executive Officer

YUMA DELAWARE MERGER SUBSIDIARY, INC.

By: /s/ Sam L. Banks
Name: Sam L. Banks
Title: Chairman, President and Chief Executive Officer

YUMA MERGER SUBSIDIARY, INC.

By: /s/ Sam L. Banks
Name: Sam L. Banks
Title: Chairman, President and Chief Executive Officer

EXHIBIT A

FORM OF COMPANY VOTING AGREEMENT

(See Annex C)

EXHIBIT B

FORM OF YUMA VOTING AGREEMENT

(See Annex B)

EXHIBIT C

FORM OF CERTIFICATE OF DESIGNATION

(See Annex K)

EXHIBIT D

FORM OF REINCORPORATION CERTIFICATE OF MERGER

(See Annex J)

EXHIBIT E

FORM OF CERTIFICATE OF MERGER

(See Annex D)

CERTIFICATE OF MERGER
of
YUMA MERGER SUBSIDIARY, INC.
(a Delaware corporation)
with and into
DAVIS PETROLEUM ACQUISITION CORP.
(a Delaware corporation)

Pursuant to Title 8, Section 251(c) of the Delaware General Corporation Law (the “DGCL”), the undersigned corporation executed the following Certificate of Merger:

FIRST: The name, jurisdiction of incorporation and type of entity of each of the constituent corporations which is to merge are as follows:

Name	Jurisdiction of Incorporation	Entity Type
Yuma Merger Subsidiary, Inc.	Delaware	Corporation
Davis Petroleum Acquisition Corp.	Delaware	Corporation

SECOND: The Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations pursuant to Title 8, Section 251(c) of the DGCL.

THIRD: The name of the surviving Delaware corporation is Davis Petroleum Acquisition Corp. (the “Surviving Corporation”).

FOURTH: The Second Amended and Restated Certificate of Incorporation, as amended, of Davis Petroleum Acquisition Corp., as in effect immediately prior to the effective time of the merger, shall be the Certificate of Incorporation of the Surviving Corporation.

FIFTH: This Certificate of Merger, and the merger referenced herein, shall become effective upon the filing of this Certificate of Merger in the office of the Secretary of State of the State of Delaware.

SIXTH: The executed Merger Agreement is on file at the principal place of business of the Surviving Corporation, which is located at 1177 West Loop South, Suite 1825, Houston, Texas 77027.

SEVENTH: Upon request, a copy of the Merger Agreement will be furnished by the Surviving Corporation, without cost, to any stockholder of the constituent corporations.

[Signature page follows]

IN WITNESS WHEREOF, said Surviving Corporation has caused this this Certificate of Merger to be signed by an authorized officer, this ________ day of ____________________, 2016.

DAVIS PETROLEUM ACQUISITION CORP.

By: __________________________________
Name: ________________________________
Title: _________________________________

SIGNATURE PAGE TO THE CERTIFICATE OF MERGER

EXHIBIT F

FORM OF LOCK-UP AGREEMENT

(See Annex E)

EXHIBIT G

DIRECTORS OF YUMA DELAWARE

Directors Nominated by the Company:
Christopher Teets
Neeraj Mital
A nominee to be named by Sankaty Davis, LLC prior to Closing
Frank A. Lodzinski

Directors Nominated by Yuma Delaware:
Sam L. Banks
Richard K. Stoneburner (Non-Executive Chairman)
James W. Christmas

EXHIBIT H

FORM OF REGISTRATION RIGHTS AGREEMENT

(See Annex E)

EXHIBIT I

EXAMPLE CALCULATION OF PER SHARE CONSIDERATION

Assumptions

Total Yuma Common Stock outstanding prior to Reincorporation Merger = 71,911,361
Total Yuma Delaware Common Stock outstanding after Reincorporation Merger = 7,191,136

Total Yuma Delaware Vested Equity Awards:1
Yuma Delaware Restricted Shares vested at Closing = 81,7052
Yuma Delaware Common Stock issued or issuable to settle vested Yuma Delaware RSU awards at Closing = 8,0283
TOTAL Yuma Delaware Vested Equity Awards = 89,733

Yuma Series A Preferred Stock outstanding prior to Reincorporation Merger = 554,596
Yuma Delaware Common Stock issued and outstanding in respect of Yuma Series A Preferred Stock = 1,941,086

Closing Yuma Share Number                                                      = 9,221,955
Aggregate Dissenting Shares                                                      = 0
Initial Company Share Number                                                      = 151,472,8534
Closing Company Share Number                                                      = 151,472,8534

Calculations

Calculation of Initial Common Stock Merger Consideration:
Closing Yuma Share Number * Exchange Ratio
9,221,955 * (0.611 / 0.389) = 14,484,870

Calculation of Initial Per Share Consideration:
Initial Common Stock Merger Consideration / Initial Company Share Number
14,484,870 / 151,472,853 = 0.0956268382

Calculation of Aggregate Dissenting Share Amount:
Aggregate Dissenting Shares * Initial Per Share Consideration
0 * 0.0956268382 = 0

Calculation of Common Stock Merger Consideration:
Initial Common Stock Merger Consideration – Aggregate Dissenting Share Amount
14,484,870 – 0 = 14,484,870

Calculation of Per Share Consideration:
Common Stock Merger Consideration / Closing Company Share Number
14,484,870 / 151,472,853 = 0.0956268382*

*Note:  Solely for the sake of comparison, if the above did not give effect to the proposed 1:10 reverse stock split as provided in the Reincorporation Merger, then the Per Share Consideration would equate to approximately 0.95627 shares of Yuma Delaware Common Stock.

1 These share numbers assume that the listed Yuma Delaware Vested Equity Awards vest as a result of the Merger.

2 This amount assumes that, prior to the Reincorporation Merger, 817,047 Yuma Restricted Shares will be vested and such Yuma Restricted Shares are not already included in the number of outstanding shares of Yuma Common Stock.

3 This amount assumes that, prior to the Reincorporation Merger, 80,278 shares of Yuma Common Stock were issued in respect of vested Yuma RSUs and such shares of Yuma Common Stock were not already included in the number of outstanding shares of Yuma Common Stock.

4 This amount includes all Company Restricted Shares vested pursuant to Sections 3.02(b) and 6.21(c) of the Agreement and all Company Common Stock issued upon vesting of the outstanding Company Equity Awards immediately prior to the Merger Effective Time.

Annex B
VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is dated as of February 10, 2016 by and among Davis Petroleum Acquisition Corp., a Delaware corporation. (“Davis”), and each of the persons listed on Schedule A hereto (each a “Stockholder” and collectively, the “Stockholders”).

WHEREAS, each of the Stockholders is, as of the date hereof, the record and beneficial owner of that number of shares of (i) Common Stock, no par value per share (the “Yuma Common Stock”), of Yuma Energy, Inc., a California corporation (“Yuma”), and (ii) 9.25% Cumulative Redeemable Series A Preferred Stock, no par value per share (“Yuma Preferred Stock”), of Yuma, in each case, as set forth opposite such Stockholder’s name on Schedule A hereto;

WHEREAS, Yuma, Yuma Delaware Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Yuma (“Yuma Delaware”), Yuma Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Yuma Delaware (“Merger Subsidiary”), and Davis concurrently with the execution and delivery of this Agreement are entering into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof (as the same may be amended or supplemented, but subject in all respects to Section 7, the “Merger Agreement”), providing for, among other things, the merger (the “Reincorporation Merger”) of Yuma with and into Yuma Delaware, the merger (the “Merger”) of Merger Subsidiary with and into Davis, and Davis as the surviving entity to the Merger upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used and not otherwise defined herein shall have the meanings attributed thereto in the Merger Agreement); and

WHEREAS, as a condition to the willingness of Davis to enter into the Merger Agreement, and in order to induce Davis to enter into the Merger Agreement, the Stockholders have agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the execution and delivery by Davis of the Merger Agreement and the mutual representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Representations and Warranties of the Stockholders. Each of the Stockholders hereby represents and warrants to Davis, severally and not jointly, as follows:

(a)           Such Stockholder is the beneficial owner (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and unless otherwise indicated, the record owner of the shares of Yuma Common Stock and Yuma Preferred Stock (as may be adjusted from time to time pursuant to Section 5 hereof, the “Shares”) set forth opposite such Stockholder’s name on Schedule A to this Agreement and such Shares represent all of the shares of Yuma Common Stock and Yuma Preferred Stock beneficially owned by such Stockholder as of the date hereof.  For purposes of this Agreement, the term “Shares” shall include any shares of Yuma Common Stock and Yuma Preferred Stock issuable to such Stockholder upon exercise or conversion of any existing right, contract, option, or warrant to purchase, or securities convertible into or exchangeable for, Yuma Common Stock or Yuma Preferred Stock, as the case may be (“Stockholder Rights”) that are currently exercisable or convertible or become exercisable or convertible and any other shares of Yuma Common Stock or Yuma Preferred Stock such Stockholder may acquire or beneficially own during the term of this Agreement.

(b)           Such Stockholder has all requisite organizational power and authority and, if an individual, the legal capacity, to execute and deliver this Agreement and to perform its obligations contemplated hereby. This Agreement has been validly executed and delivered by such Stockholder and, assuming that this Agreement constitutes the legal, valid and binding obligation of Davis and the other parties hereto, constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(c)           The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (i) if such Stockholder is a corporation or limited liability company, conflict with the certificate or articles of incorporation, certificate of formation or limited liability company agreement or bylaws, or similar organizational documents of such Stockholder as presently in effect (in the case of a Stockholder that is a legal entity), (ii) conflict with or violate any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to such Stockholder or by which it is bound or affected, (iii)(A) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, (B) give to any other person any rights of termination, amendment, acceleration or cancellation of, or (C) result in the creation of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever upon any of the properties or assets of the Stockholder under, any agreement, contract, indenture, note or instrument to which such Stockholder is a party or by which it is bound or affected, except for such breaches, defaults or other occurrences that would not prevent or materially delay the performance by such Stockholder of any of such Stockholder’s obligations under this Agreement, or (iv) except for applicable requirements, if any, of the Exchange Act, the Securities Act of 1933, as amended (the “Securities Act”), the New York Stock Exchange Market (the “NYSE”) or the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), require any filing by such Stockholder with, or any permit, authorization, consent or approval of, any governmental or regulatory authority, except where the failure to make such filing or obtain such permit, authorization, consent or approval would not prevent or materially delay the performance by the Stockholder of any of such Stockholder’s obligations under this Agreement.

(d)           The Shares and the certificates representing the Shares owned by such Stockholder are now and at all times during the term hereof will be held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all pledges, liens, charges, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder or under applicable federal and state securities laws or under the agreements set forth on Schedule B hereto.  Such Stockholder owns of record or beneficially no shares of Yuma Common Stock or Yuma Preferred Stock other than such Stockholder’s Shares as set forth on Exhibit B.

(e)           As of the date hereof, neither such Stockholder, nor any of its respective properties or assets is subject to any order, writ, judgment, injunction, decree, determination or award that would prevent or delay the consummation of the transactions contemplated hereby.

(f)           Such Stockholder understands and acknowledges that Davis is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement.

Section 2. Representations and Warranties of Davis. Davis hereby represents and warrants to the Stockholders as follows:

(a)           Davis is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Davis has all requisite organizational power and authority to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the transactions contemplated hereby, and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by Davis and, assuming that this Agreement constitutes the legal, valid and binding obligation of the Stockholders hereto, constitutes the legal, valid and binding obligation of Davis, enforceable against Davis in accordance with the terms of this Agreement (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(b)           The execution and delivery of this Agreement by Davis does not, and the performance of this Agreement by Davis will not, (i) conflict with the certificate of incorporation or bylaws or similar organizational documents of Davis as presently in effect, (ii) conflict with or violate any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Davis or by which it is bound or affected, (iii) (A) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, (B) give to any other person any rights of termination, amendment, acceleration or cancellation of, or (C) result in the creation of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever upon any of the properties or assets of Davis under, any agreement, contract, indenture, note or instrument to which Davis is a party or by Davis is bound or affected, except for such breaches, defaults or other occurrences that would not prevent or materially delay the performance by Davis of its obligations under this Agreement, or (iv) except for applicable requirements, if any, of the Exchange Act, the Securities Act, the NYSE or the HSR Act, require any filing by Davis with, or any permit, authorization, consent or approval of, any governmental or regulatory authority, except where the failure to make such filing or obtain such permit, authorization, consent or approval would not prevent or materially delay the performance by Davis of its obligations under this Agreement.

(c)           As of the date hereof, none of Davis or any of its properties or assets are subject to any order, writ, judgment, injunction, decree, determination or award that would prevent or delay the consummation of the transactions contemplated hereby.

Section 3. Covenants of the Stockholders. Each of the Stockholders, severally and not jointly, agrees as follows:

(a)           Prior to Closing, such Stockholder shall not, except as contemplated by the terms of this Agreement, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit-sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, the Shares (including any options or warrants to purchase Yuma Common Stock or Yuma Preferred Stock) to any person (any such action, a “Transfer”). For purposes of clarification, the term “Transfer” shall include, without limitation, any short sale (including any “short sale against the box”), pledge, transfer, and the establishment of any open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act. Notwithstanding the foregoing, (i) Transfers of Shares as bona fide gifts, (ii) distributions of Shares to partners, members, shareholders, subsidiaries, affiliates, affiliated partnerships or other affiliated entities of the undersigned, (iii) Transfers of Shares by will or intestacy, (iv) Transfers of Shares to (A) members of the undersigned’s immediate family or (B) a trust, the beneficiaries of which are the undersigned and/or members of the undersigned’s immediate family, and (v) Transfers as a result of the undersigned surrendering Shares to Yuma in satisfaction of withholding tax payment obligations pursuant to the terms of any applicable equity incentive award or plan, shall not be prohibited by this Agreement; provided that in the case of any such transfer or distribution pursuant to clause (i), (ii), (iii) or (iv), each donee or distributee shall execute and deliver to Davis a valid and binding counterpart to this Agreement.

(b)           Prior to Closing, such Stockholder shall not, except as contemplated by the terms of this Agreement (i) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to the Shares or (ii) take any other action that would in any way restrict, limit or interfere with the performance of his, her or its obligations hereunder or the transactions contemplated hereby or make any representation or warranty of such Stockholder herein untrue or incorrect in any material respect.

(c)           At any meeting of the stockholders of Yuma called to vote upon the Merger or in connection with any stockholder consent in respect of a vote on the Merger, the Merger Agreement or any other transaction contemplated by the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to such matters is sought, each Stockholder shall vote (or cause to be voted), or shall consent, execute a consent or cause to be executed a consent in respect of, all Shares owned by such Stockholder in favor of the Merger, the adoption by Yuma of the Merger Agreement and the approval of any other transactions contemplated by the Merger Agreement, but subject in all respects to Section 7. For the avoidance of doubt, nothing in this Agreement shall be deemed to require any Stockholder to exercise or convert any of such Stockholder’s Stockholder Rights into or for any Yuma Common Stock or Yuma Preferred Stock.

(d)           Such Stockholder agrees to permit Yuma, Merger Subsidiary and Yuma Delaware to publish and disclose in the Proxy Statement and related filings under the securities laws such Stockholder’s identity and ownership of Shares and the nature of its commitments, arrangements and understandings under this Agreement and any other information required by applicable law.

Section 4. Grant of Irrevocable Proxy; Appointment of Proxy.

(a)           Each Stockholder hereby irrevocably grants to, and appoints, Michael Reddin and any other individual who shall hereafter be designated by Davis, such Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote such Stockholder’s Shares, or grant a consent or approval in respect of such Shares, at any meeting of stockholders of Yuma or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, in favor of the Merger, the adoption by Yuma of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement, in accordance with the terms hereof, but subject in all respects to Section 7.

(b)           Each Stockholder represents that any existing proxies given in respect of such Stockholder’s Shares are not irrevocable, and that any such proxies are hereby revoked.

(c)           Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Such Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked, subject to Section 7 herein. Such Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with applicable law. Such irrevocable proxy shall be valid until the termination of this Agreement pursuant to Section 7 herein, at which time such irrevocable proxy shall terminate.

Section 5. Adjustments Upon Share Issuances, Changes in Capitalization. In the event of any change in Yuma Common Stock or in the number of outstanding shares of Yuma Common Stock by reason of a stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or other similar event or transaction or any other change in the corporate or capital structure of Yuma (including, without limitation, the declaration or payment of an extraordinary dividend of cash, securities or other property), and consequently the number of Shares changes or is otherwise adjusted, this Agreement and the obligations hereunder shall attach to any additional shares of Yuma Common Stock, Yuma Preferred Stock, stockholder rights or other securities or rights of Yuma issued to or acquired by each of the Stockholders.

Section 6. Further Assurances. Each Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, consents and other instruments as Davis may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and to vest the power to vote such Stockholder’s Shares as contemplated by Section 3 herein.

Section 7. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the earlier of (a) the Merger Effective Time, (b) the date upon which the Merger Agreement is terminated pursuant to Section 9.01 thereof, and (c) with respect to any Stockholder, upon its delivery of written notice of termination to Davis following any amendment to the Merger Agreement or any alteration to the forms of agreements or documents attached as exhibits to the Merger Agreement, in each case, which decreases the Merger Consideration or otherwise alters or amends the Merger Agreement or any agreement or document attached as an exhibit to the Merger Agreement in a manner adverse to the Stockholder in any material respect unless such alteration or amendment has been consented to by the Stockholder in writing prior to such alteration or amendment. Notwithstanding the foregoing, Sections 7, 8 and 9 hereof shall survive any termination of this Agreement.

Section 8. Action in Stockholder Capacity Only. No Stockholder executing this Agreement who is or becomes during the term hereof a director or officer of Yuma makes any agreement or understanding herein in his or her capacity as such director or officer. Each Stockholder signs solely in his or her capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, such Stockholder’s Shares and nothing herein shall limit or affect any actions or omissions taken by or fiduciary duties of, a Stockholder or any of its affiliates, in his or her capacity as an officer or director of Yuma to the extent permitted by the Merger Agreement and applicable law.

Section 9. Miscellaneous.

(a)           Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Each Stockholder agrees that this Agreement and the obligations of such Stockholder hereunder shall attach to such Stockholder’s Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation such Stockholder’s heirs, guardians, administrators or successors.

(b)           Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses.

(c)           Amendments. This Agreement may not be amended except vis-à-vis Davis and a Stockholder by an instrument in writing signed by Davis and the applicable Stockholder and in compliance with applicable law.
(d)           Notice. All notices and other communications hereunder shall be in writing and shall be deemed duly given if delivered personally, mailed by registered or certified mail (return receipt requested), delivered by Federal Express or other nationally recognized overnight courier service or sent via facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i)           if to a Stockholder, to the address set forth under the name of such Stockholder on Schedule A hereto with a copy to (which shall not constitute notice):

Jones & Keller, P.C.
1999 Broadway, Suite 3150
Denver, CO 80202
Attention: Reid A. Godbolt
Facsimile: (303) 573-8133

(ii)           if to Davis:

Davis Petroleum Acquisition Corp.
1330 Post Oak Boulevard, Suite 600
Houston, Texas 77056
Attention: Michael Reddin
Facsimile: (713) 439-3713

with a copy to (which shall not constitute notice):

Porter Hedges LLP
1000 Main Street, 36th Floor
Houston, Texas 77002
Attention: Robert J. Viguet, Jr.
Facsimile: (713) 226-6200

(e)           Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision and (ii) reference to any Section means such Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision.

(f)           Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.  Delivery of an executed counterpart signature page of this Agreement by facsimile or by e-mail of a PDF document is as effective as executing and delivering this Agreement in the presence of the other parties.

(g)           Entire Agreement. This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, among the parties, or between any of them, with respect to the subject matter hereof, and except as otherwise expressly provided herein, is not intended to confer upon any other person any rights or remedies hereunder.

(h)           Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles. Each of the parties hereto irrevocably and unconditionally (i) agrees that any suit, action or other legal proceeding arising out of or relating to this Agreement or any of the agreements delivered in connection herewith or the transactions contemplated hereby or thereby shall be brought in the state courts of the State of Delaware (or, if such courts do not have jurisdiction or do not accept jurisdiction, in the United States District Court located in the State of Delaware), (ii) consents to the jurisdiction of any such court in any such suit, action or proceeding, and (iii) waives any objection that such party may have to the laying of venue of any such suit, action or proceeding in any such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9(d). Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9(h).

(i)           Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms of this Agreement and that Davis shall be entitled to specific performance of the terms of this Agreement without the posting of any bond or security in addition to any other remedy at law or equity.

(j)           Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

(k)           Several Liability.  Each party to this Agreement enters into this Agreement solely on its own behalf, each such party shall solely be severally liable for any breaches of this Agreement by such party and in no event shall any party be liable for breaches of this Agreement by any other party hereto.

(l)           Non-Recourse.  No past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney, representative or affiliate of any Stockholder hereto or of any of their respective affiliates shall have any liability (whether in contract or in tort) for any obligations or liabilities of such party arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby; provided, however, that nothing in this Section 9(l) shall limit any liability of any Stockholder hereto for its breaches of the terms and conditions of this Agreement.

(m)           Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in Davis any direct or indirect ownership or incidence of ownership of or with respect to any Stockholder’s Shares. All rights, ownership and economic benefits of and relating to each Stockholder’s Shares shall remain vested in and belong to such Stockholder, and Davis shall have no authority to direct any Stockholder in the voting or disposition of any of such Stockholder’s Shares, except as otherwise provided in this Agreement.

(n)           Waiver.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable law.

[Signature Page Follows]

IN WITNESS WHEREOF, Davis has have caused this Agreement to be signed by its officer thereunto duly authorized and each Stockholder has signed this Agreement, all as of the date first written above.

DAVIS PETROLEUM ACQUISITION CORP.

By: /s/ Michael Reddin
Name: Michael Reddin
Title: Chairman, President and Chief Executive Officer

STOCKHOLDER:

By: /s/ Sam L. Banks
Name: Sam L. Banks

SCHEDULE A

OWNERSHIP OF SHARES

Name and Address of Stockholder	Number of Shares of Yuma Common Stock Beneficially Owned	Number of Shares of Yuma Series A Preferred Stock Beneficially Owned	Number of shares or units of stock that have not vested

Sam L. Banks 1177 West Loop South, Suite 1825 Houston, Texas 77027	41,153,716	-0-	282,487

SCHEDULE B

LIST OF AGREEMENTS

None.

Annex C
VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is dated as of February 10, 2016 by and among Yuma Energy, Inc., a California corporation (“Yuma”), Yuma Delaware Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Yuma (“Yuma Delaware”) and each of the persons listed on Schedule A hereto (each a “Stockholder” and collectively, the “Stockholders”).

WHEREAS, each of the Stockholders is, as of the date hereof, the record and beneficial owner of that number of shares of (i) Common Stock, $0.01 par value per share (the “Davis Common Stock”), of Davis Petroleum Acquisition Corp., a Delaware corporation. (“Davis”), and (ii) Series A Preferred Stock, $0.01 par value per share (“Davis Preferred Stock”), of Davis, in each case, as set forth opposite such Stockholder’s name on Schedule A hereto;

WHEREAS, Yuma, Yuma Delaware, Yuma Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Yuma Delaware (“Merger Subsidiary”), and Davis concurrently with the execution and delivery of this Agreement are entering into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof (as the same may be amended or supplemented, but subject in all respects to Section 7, the “Merger Agreement”), providing for, among other things, the merger (the “Reincorporation Merger”) of Yuma with and into Yuma Delaware, the merger (the “Merger”) of Merger Subsidiary with and into Davis, and Davis as the surviving entity to the Merger upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used and not otherwise defined herein shall have the meanings attributed thereto in the Merger Agreement); and

WHEREAS, as a condition to the willingness of Yuma and Yuma Delaware to enter into the Merger Agreement, and in order to induce Yuma and Yuma Delaware to enter into the Merger Agreement, the Stockholders have agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the execution and delivery by Yuma and Yuma Delaware of the Merger Agreement and the mutual representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.                      Representations and Warranties of the Stockholders. Each of the Stockholders hereby represents and warrants to Yuma and Yuma Delaware, severally and not jointly, as follows:

(a)           Such Stockholder is the beneficial owner (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and unless otherwise indicated, the record owner of the shares of Davis Common Stock and Davis Preferred Stock (as may be adjusted from time to time pursuant to Section 5 hereof, the “Shares”) set forth opposite such Stockholder’s name on Schedule A to this Agreement and such Shares represent all of the shares of Davis Common Stock and Davis Preferred Stock beneficially owned by such Stockholder as of the date hereof.  For purposes of this Agreement, the term “Shares” shall include any shares of Davis Common Stock and Davis Preferred Stock issuable to such Stockholder upon exercise or conversion of any existing right, contract, option, or warrant to purchase, or securities convertible into or exchangeable for, Davis Common Stock or Davis Preferred Stock, as the case may be (“Stockholder Rights”) that are currently exercisable or convertible or become exercisable or convertible and any other shares of Davis Common Stock or Davis Preferred Stock such Stockholder may acquire or beneficially own during the term of this Agreement.

(b)           Such Stockholder has all requisite organizational power and authority and, if an individual, the legal capacity, to execute and deliver this Agreement and to perform its obligations contemplated hereby. This Agreement has been validly executed and delivered by such Stockholder and, assuming that this Agreement constitutes the legal, valid and binding obligation of Yuma and Yuma Delaware and the other parties hereto, constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(c)           The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (i) if such Stockholder is a corporation or limited liability company, conflict with the certificate or articles of incorporation, certificate of formation or limited liability company agreement or bylaws, or similar organizational documents of such Stockholder as presently in effect (in the case of a Stockholder that is a legal entity), (ii) conflict with or violate any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to such Stockholder or by which it is bound or affected, (iii)(A) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, (B) give to any other person any rights of termination, amendment, acceleration or cancellation of, or (C) result in the creation of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever upon any of the properties or assets of the Stockholder under, any agreement, contract, indenture, note or instrument to which such Stockholder is a party or by which it is bound or affected, except for such breaches, defaults or other occurrences that would not prevent or materially delay the performance by such Stockholder of any of such Stockholder’s obligations under this Agreement, or (iv) except for applicable requirements, if any, of the Exchange Act, the Securities Act of 1933, as amended (the “Securities Act”), the New York Stock Exchange Market (the “NYSE”) or the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), require any filing by such Stockholder with, or any permit, authorization, consent or approval of, any governmental or regulatory authority, except where the failure to make such filing or obtain such permit, authorization, consent or approval would not prevent or materially delay the performance by the Stockholder of any of such Stockholder’s obligations under this Agreement.

(d)           The Shares and the certificates representing the Shares owned by such Stockholder are now and at all times during the term hereof will be held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all pledges, liens, charges, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder or under applicable federal and state securities laws or under the agreements set forth on Schedule B hereto.  Such Stockholder owns of record or beneficially no shares of Davis Common Stock or Davis Preferred Stock other than such Stockholder’s Shares as set forth on Exhibit B.

(e)           As of the date hereof, neither such Stockholder, nor any of its respective properties or assets is subject to any order, writ, judgment, injunction, decree, determination or award that would prevent or delay the consummation of the transactions contemplated hereby.

(f)           Such Stockholder understands and acknowledges that Yuma and Yuma Delaware are entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement.

Section 2.                      Representations and Warranties of Yuma. Yuma and Yuma Delaware hereby jointly and severally represent and warrant to the Stockholders as follows:

(a)           Each of Yuma and Yuma Delaware is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each of Yuma and Yuma Delaware has all requisite organizational power and authority to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the transactions contemplated hereby, and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by each of Yuma and Yuma Delaware and, assuming that this Agreement constitutes the legal, valid and binding obligation of the Stockholders hereto, constitutes the legal, valid and binding obligation of Yuma and Yuma Delaware, enforceable against Yuma and Yuma Delaware in accordance with the terms of this Agreement (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(b)           The execution and delivery of this Agreement by Yuma and Yuma Delaware does not, and the performance of this Agreement by Yuma and Yuma Delaware will not, (i) conflict with the certificates of incorporation or bylaws or similar organizational documents of each of Yuma and Yuma Delaware as presently in effect, (ii) conflict with or violate any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Yuma or Yuma Delaware or by which each is bound or affected, (iii) (A) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, (B) give to any other person any rights of termination, amendment, acceleration or cancellation of, or (C) result in the creation of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever upon any of the properties or assets of Yuma or Yuma Delaware under, any agreement, contract, indenture, note or instrument to which either Yuma or Yuma Delaware is a party or by which either Yuma or Yuma Delaware is bound or affected, except for such breaches, defaults or other occurrences that would not prevent or materially delay the performance by Yuma or Yuma Delaware of their respective obligations under this Agreement, or (iv) except for applicable requirements, if any, of the Exchange Act, the Securities Act, the NYSE or the HSR Act, require any filing by Yuma or Yuma Delaware with, or any permit, authorization, consent or approval of, any governmental or regulatory authority, except where the failure to make such filing or obtain such permit, authorization, consent or approval would not prevent or materially delay the performance by Yuma or Yuma Delaware of their respective obligations under this Agreement.

(c)           As of the date hereof, none of Yuma, Yuma Delaware or any of their properties or assets are subject to any order, writ, judgment, injunction, decree, determination or award that would prevent or delay the consummation of the transactions contemplated hereby.

Section 3.                      Covenants of the Stockholders. Each of the Stockholders, severally and not jointly, agrees as follows:

(a)           Prior to Closing, such Stockholder shall not, except as contemplated by the terms of this Agreement, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit-sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, the Shares (including any options or warrants to purchase Davis Common Stock or Davis Preferred Stock) to any person (any such action, a “Transfer”). For purposes of clarification, the term “Transfer” shall include, without limitation, any short sale (including any “short sale against the box”), pledge, transfer, and the establishment of any open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act. Notwithstanding the foregoing, (i) Transfers of Shares as bona fide gifts, (ii) distributions of Shares to partners, members, shareholders, subsidiaries, affiliates, affiliated partnerships or other affiliated entities of the undersigned, (iii) Transfers of Shares by will or intestacy, (iv) Transfers of Shares to (A) members of the undersigned’s immediate family or (B) a trust, the beneficiaries of which are the undersigned and/or members of the undersigned’s immediate family, and (v) Transfers as a result of the undersigned surrendering Shares to Davis in satisfaction of withholding tax payment obligations pursuant to the terms of any applicable equity incentive award or plan, shall not be prohibited by this Agreement; provided that in the case of any such transfer or distribution pursuant to clause (i), (ii), (iii) or (iv), each donee or distributee shall execute and deliver to Yuma and Yuma Delaware a valid and binding counterpart to this Agreement.

(b)           Prior to Closing, such Stockholder shall not, except as contemplated by the terms of this Agreement (i) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to the Shares or (ii) take any other action that would in any way restrict, limit or interfere with the performance of his, her or its obligations hereunder or the transactions contemplated hereby or make any representation or warranty of such Stockholder herein untrue or incorrect in any material respect.

(c)           At any meeting of the stockholders of Davis called to vote upon the Merger or in connection with any stockholder consent in respect of a vote on the Merger, the Merger Agreement or any other transaction contemplated by the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to such matters is sought, each Stockholder shall vote (or cause to be voted), or shall consent, execute a consent or cause to be executed a consent in respect of, all Shares owned by such Stockholder in favor of the Merger, the adoption by Davis of the Merger Agreement and the approval of any other transactions contemplated by the Merger Agreement, but subject in all respects to Section 7. For the avoidance of doubt, nothing in this Agreement shall be deemed to require any Stockholder to exercise or convert any of such Stockholder’s Stockholder Rights into or for any Davis Common Stock or Davis Preferred Stock.

(d)           Such Stockholder agrees to permit Davis, Merger Subsidiary and Yuma Delaware to publish and disclose in the Proxy Statement and related filings under the securities laws such Stockholder’s identity and ownership of Shares and the nature of its commitments, arrangements and understandings under this Agreement and any other information required by applicable law.

Section 4.                      Grant of Irrevocable Proxy; Appointment of Proxy.

(a)           Each Stockholder hereby irrevocably grants to, and appoints, Sam L. Banks, and any other individual who shall hereafter be designated by Yuma Delaware, such Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote such Stockholder’s Shares, or grant a consent or approval in respect of such Shares, at any meeting of stockholders of Davis or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, in favor of the Merger, the adoption by Davis of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement, in accordance with the terms hereof, but subject in all respects to Section 7.

(b)           Each Stockholder represents that any existing proxies given in respect of such Stockholder’s Shares are not irrevocable, and that any such proxies are hereby revoked.

(c)           Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Such Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked, subject to Section 7 herein. Such Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with applicable law. Such irrevocable proxy shall be valid until the termination of this Agreement pursuant to Section 7 herein, at which time such irrevocable proxy shall terminate.

Section 5.                      Adjustments Upon Share Issuances, Changes in Capitalization. In the event of any change in Davis Common Stock or in the number of outstanding shares of Davis Common Stock by reason of a stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or other similar event or transaction or any other change in the corporate or capital structure of Davis (including, without limitation, the declaration or payment of an extraordinary dividend of cash, securities or other property), and consequently the number of Shares changes or is otherwise adjusted, this Agreement and the obligations hereunder shall attach to any additional shares of Davis Common Stock, Davis Preferred Stock, stockholder rights or other securities or rights of Davis issued to or acquired by each of the Stockholders.

Section 6.                      Further Assurances. Each Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, consents and other instruments as Yuma and Yuma Delaware may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and to vest the power to vote such Stockholder’s Shares as contemplated by Section 3 herein.

Section 7.                      Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the earlier of (a) the Merger Effective Time, (b) the date upon which the Merger Agreement is terminated pursuant to Section 9.01 thereof, and (c) with respect to any Stockholder, upon its delivery of written notice of termination to Yuma following any amendment to the Merger Agreement or any alteration to the forms of agreements or documents attached as exhibits to the Merger Agreement, in each case, which decreases the Merger Consideration or otherwise alters or amends the Merger Agreement or any agreement or document attached as an exhibit to the Merger Agreement in a manner adverse to the Stockholder in any material respect unless such alteration or amendment has been consented to by the Stockholder in writing prior to such alteration or amendment; provided, however, that any alteration or amendment to the Certificate of Designation shall be deemed to be materially adverse to the Stockholders who will receive Yuma Delaware Series D Preferred Stock pursuant to the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, Sections 7, 8 and 9 hereof shall survive any termination of this Agreement.

Section 8.                      Action in Stockholder Capacity Only. No Stockholder executing this Agreement who is or becomes during the term hereof a director or officer of Davis makes any agreement or understanding herein in his or her capacity as such director or officer. Each Stockholder signs solely in his or her capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, such Stockholder’s Shares and nothing herein shall limit or affect any actions or omissions taken by or fiduciary duties of, a Stockholder or any of its affiliates, in his or her capacity as an officer or director of Davis to the extent permitted by the Merger Agreement and applicable law.

Section 9.                      Miscellaneous.

(a)           Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Each Stockholder agrees that this Agreement and the obligations of such Stockholder hereunder shall attach to such Stockholder’s Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation such Stockholder’s heirs, guardians, administrators or successors.

(b)           Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses.

(c)           Amendments. This Agreement may not be amended except vis-à-vis the Company and a Stockholder by an instrument in writing signed by the Company and the applicable Stockholder and in compliance with applicable law.

(d)           Notice. All notices and other communications hereunder shall be in writing and shall be deemed duly given if delivered personally, mailed by registered or certified mail (return receipt requested), delivered by Federal Express or other nationally recognized overnight courier service or sent via facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i)           if to a Stockholder, to the address set forth under the name of such Stockholder on Schedule A hereto with a copy to (which shall not constitute notice):

Porter Hedges LLP
1000 Main Street, 36th Floor
Houston, Texas 77002
Attention: Robert J. Viguet, Jr.
Facsimile: (713) 226-6200

and

(ii)           if to the Company:
Yuma Energy, Inc.
1177 West Loop South, Suite 1825
Houston, TX 77027
Attention: Sam L. Banks
Facsimile: (713) 968-7016

with a copy to (which shall not constitute notice):

Jones & Keller, P.C.
1999 Broadway, Suite 3150
Denver, CO 80202
Attention: Reid A. Godbolt
Facsimile: (303) 573-8133

(e)           Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision and (ii) reference to any Section means such Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision.

(f)           Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.  Delivery of an executed counterpart signature page of this Agreement by facsimile or by e-mail of a PDF document is as effective as executing and delivering this Agreement in the presence of the other parties.

(g)           Entire Agreement. This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, among the parties, or between any of them, with respect to the subject matter hereof, and except as otherwise expressly provided herein, is not intended to confer upon any other person any rights or remedies hereunder.

(h)           Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles. Each of the parties hereto irrevocably and unconditionally (i) agrees that any suit, action or other legal proceeding arising out of or relating to this Agreement or any of the agreements delivered in connection herewith or the transactions contemplated hereby or thereby shall be brought in the state courts of the State of Delaware (or, if such courts do not have jurisdiction or do not accept jurisdiction, in the United States District Court located in the State of Delaware), (ii) consents to the jurisdiction of any such court in any such suit, action or proceeding, and (iii) waives any objection that such party may have to the laying of venue of any such suit, action or proceeding in any such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9(d). Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9(h).

(i)           Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms of this Agreement and that the Company shall be entitled to specific performance of the terms of this Agreement without the posting of any bond or security in addition to any other remedy at law or equity.

(j)           Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

(k)           Several Liability.  Each party to this Agreement enters into this Agreement solely on its own behalf, each such party shall solely be severally liable for any breaches of this Agreement by such party and in no event shall any party be liable for breaches of this Agreement by any other party hereto.

(l)           Non-Recourse.  No past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney, representative or affiliate of any Stockholder hereto or of any of their respective affiliates shall have any liability (whether in contract or in tort) for any obligations or liabilities of such party arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby; provided, however, that nothing in this Section 9(l) shall limit any liability of any Stockholder hereto for its breaches of the terms and conditions of this Agreement.

(m)           Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in Yuma or Yuma Delaware any direct or indirect ownership or incidence of ownership of or with respect to any Stockholder’s Shares. All rights, ownership and economic benefits of and relating to each Stockholder’s Shares shall remain vested in and belong to such Stockholder, and Yuma and Yuma Delaware shall have no authority to direct any Stockholder in the voting or disposition of any of such Stockholder’s Shares, except as otherwise provided in this Agreement.

(n)           Waiver.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable law.

[Signature Page Follows]

IN WITNESS WHEREOF, each of Yuma and Yuma Delaware have caused this Agreement to be signed by its officer thereunto duly authorized and each Stockholder has signed this Agreement, all as of the date first written above.

YUMA ENERGY, INC., a California corporation

By:	/s/ Sam L. Banks
Name:	Sam L. Banks
Title:	Chairman and Chief Executive Officer

YUMA DELAWARE MERGER SUBSIDIARY, INC. a Delaware corporation

By:	/s/ Sam L. Banks
Name:	Sam L. Banks
Title:	Chairman and Chief Executive Officer

STOCKHOLDER:

RMCP PIV DPC, LP

By: RMCP DPC LLC, its general partner

By:Red Mountain Capital Partners, its managing member

By:	/s/ Willem Mesdag
Name:	Willem Mesdag
Title:	Managing Partner

STOCKHOLDER:

RMCP PIV DPC II, LP

By: RMP DPC II LLC, its general partner

By:Red Mountain Capital Partners, its managing member

By:	/s/ Willem Mesdag
Name:	Willem Mesdag
Title:	Managing Partner

STOCKHOLDER:

DAVIS PETROLEUM INVESTMENTS, LLC

By:Evercore Capital Partners II, LP, its managing member

By:Evercore Partners II L.L.C., its general partner

By:	/s/ Neeraj Mital
Name:	Neeraj Mital
Title:	Authorized Person

STOCKHOLDER:

SANKATY DAVIS, LLC

By:	/s/ Stuart E. Davies
Name:	Stuart E. Davies
Title:	Managing Director

STOCKHOLDER:

By:	/s/ Michael Reddin
Name:	Michael Reddin

STOCKHOLDER:

By:	/s/ Thomas E. Hardisty
Name:	Thomas E. Hardisty

STOCKHOLDER:

By:	/s/ Gregory Schneider
Name:	Gregory Schneider

STOCKHOLDER:

By:	/s/ Susan Davis
Name:	Susan Davis

STOCKHOLDER:

By:	/s/ Steven Enger
Name:	Steven Enger

SCHEDULE A

OWNERSHIP OF SHARES

Name and Address of Stockholder	Number of Davis Restricted Shares Beneficially Owned	Number of Shares of Davis Common Stock Beneficially Owned	Number of Shares of Davis Series A Preferred Stock Beneficially Owned

RMCP PIV DPC, LP		50,841,316.275
c/o Red Mountain Capital Partners LLC
10100 Santa Monica Blvd., Suite 3300
Los Angeles, California 90067
Attention: Willem Mesdag

RMCP PIV DPC II, LP			33,160,486
c/o Red Mountain Capital Partners LLC
10100 Santa Monica Blvd., Suite 3300
Los Angeles, California 90067
Attention: Willem Mesdag

Davis Petroleum Investments, LLC		40,822,093.008
c/o Evercore Partners
55 East 52nd Street
New York, New York 10055
Attention: Neeraj Mital

Sankaty Davis, LLC		32,362,613.275
c/o Sankaty Advisors LLC
200 Clarendon St.
Boston, Massachusetts 02116
Attention: Stuart Davies

Michael Reddin	4,461,860	4,927,250.000(1)
1330 Post Oak Blvd.
Suite 600
Houston, Texas 77056

Thomas E. Hardisty	1,448,744	300,000.000(2)	60,793
1330 Post Oak Blvd.
Suite 600
Houston, Texas 77056

Gregory Schneider	434,166	440,702.000(3)
1330 Post Oak Blvd.
Suite 600
Houston, Texas 77056

Susan Davis	200,000
1330 Post Oak Blvd.
Suite 600
Houston, Texas 77056

Steven Enger	200,000
1330 Post Oak Blvd.
Suite 600
Houston, Texas 77056

(1)	Includes options to purchase 4,750,000 shares of Davis Common Stock, which options have not been exercised as of the date hereof.

(2)	Includes options to purchase 300,000 shares of Davis Common Stock, which options have not been exercised as of the date hereof.

(3)	Includes options to purchase 440,702 shares of Davis Common Stock, which options have not been exercised as of the date hereof.

SCHEDULE B

LIST OF AGREEMENTS

Amended and Restated Stockholders Agreement dated as of March 8, 2013, among Davis and the other parties thereto, including the Stockholders.

Annex D

FORM OF LOCK-UP AGREEMENT

Agreement and Plan of Merger and Reorganization
dated as of February 10, 2016
by and among
Yuma Energy, Inc.,
Yuma Delaware Merger Subsidiary, Inc.,
Yuma Merger Subsidiary, Inc.,
and
Davis Petroleum Acquisition Corp.

Dated as of ___________ ____, 2016
Yuma Energy, Inc.
1177 West Loop South, Suite 1825
Houston, Texas 77027

Yuma Delaware Merger Subsidiary, Inc.
1177 West Loop South, Suite 1825
Houston, Texas 77027

Ladies and Gentlemen:

This agreement is being delivered to Yuma Energy, Inc. (“Yuma”) and Yuma Delaware Merger Subsidiary, Inc. (“Yuma Delaware”) in connection with the Agreement and Plan of Merger and Reorganization, dated as of February 10, 2016, by and among Yuma, Yuma Delaware, Yuma Merger Subsidiary, Inc., and Davis Petroleum Acquisition Corp. (“Davis”) (the “Merger Agreement”). Capitalized terms not defined herein shall have the meanings set forth in the Merger Agreement.

In order to induce you to enter into the Merger Agreement, and in light of the benefits that the Merger Agreement will confer upon the undersigned in its capacity as a securityholder of Yuma, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with Yuma and Yuma Delaware that, during the period beginning on and including the date of the Closing through and including the date that is the 180th day after the date of the Closing (the “Lock-Up Period”), the undersigned will not, without the prior written consent of Yuma Delaware, directly or indirectly:

(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of Yuma Delaware’s Common Stock or any other class of its capital stock (collectively, “Capital Stock”) or any other securities convertible into or exercisable or exchangeable for any Capital Stock, whether now owned or hereafter acquired by the undersigned during the Lock-Up Period or with respect to which the undersigned has or hereafter acquires the power of disposition during the Lock-Up Period, or

(ii) enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequence of ownership of any Capital Stock or any securities convertible into or exercisable or exchangeable for any Capital Stock, whether any transaction described in clause (i) or (ii) above is to be settled by delivery of any Capital Stock, other securities, in cash or otherwise.

Notwithstanding the provisions set forth in the immediately preceding paragraph, the undersigned may, without the prior written consent of Yuma or Yuma Delaware, transfer any Capital Stock or any securities convertible into or exchangeable or exercisable for any Capital Stock:

(1) if the undersigned is a natural person, as a bona fide gift or gifts, or by will or intestacy, to any member of the immediate family (as defined below) of the undersigned or to a trust the beneficiaries of which are exclusively the undersigned or members of the undersigned’s immediate family or as a bona fide gift or gifts to a charity or educational institution,

(2) if the undersigned is a partnership or a limited liability company, to a partner or member, as the case may be, of such partnership or limited liability company if, in any such case, such transfer is not for value,

(3) if the undersigned is a corporation, partnership, limited liability company or other business entity, any transfer made by the undersigned to another corporation, partnership, limited liability company or other business entity so long as the transferee is an affiliate (as defined below) of the undersigned and such transfer is not for value,

(4) if the undersigned is a corporation, partnership, limited liability company or other business entity, any transfer made by the undersigned in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the undersigned’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the undersigned’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by this agreement, and

(5) the conversion, exchange or exercise of any securities convertible into or exercisable or exchangeable for Yuma Delaware’s Common Stock and any shares of Common Stock or received upon such conversion, exchange or exercise shall continue to be subject to the terms of this agreement, provided, however, that in the case of any transfer described in clause (1), (2), (3) or (4) above, it shall be a condition to the transfer that (A) the transferee executes and delivers to Yuma Delaware not later than one business day prior to such transfer, a written agreement, in substantially the form of this agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the undersigned and not to the immediate family of the transferee) and otherwise satisfactory in form and substance to Yuma Delaware, and (B) if the undersigned is required to file a report under Section 16(a) of the Securities Exchange Act of 1934, as amended, reporting a reduction in beneficial ownership of shares of any Capital Stock or any securities convertible into or exercisable or exchangeable for any Capital Stock by the undersigned during the Lock-Up Period (as the same may be extended as described above), the undersigned shall include a statement in such report to the effect that such transfer or distribution is not a transfer for value and (w) in the case of any transfer pursuant to clause (1), that such transfer is being made as a gift or by will or intestacy, as the case may be, (x) in the case of any transfer pursuant to clause (2), that such transfer is being made to the partners or members, as the case may be, of the applicable partnership or limited liability company, as the case may be, (y) in the case of any transfer pursuant to clause (3), that such transfer is being made to another corporation, partnership, limited liability company or other business entity that is an affiliate of the undersigned, and (z) in the case of any transfer pursuant to clause (4), that such transfer is being made in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the undersigned’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the undersigned’s assets.  For purposes of this paragraph, “immediate family” shall mean a spouse, father, mother, child, grandchild or other lineal descendant (including by adoption), brother or sister of the undersigned, and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended (the “1933 Act”).  Any Common Stock of Yuma Delaware acquired by the undersigned in the open market after the date hereof will not be subject to the restrictions set forth in this agreement.

Furthermore, nothing in this agreement shall prohibit the undersigned from receiving shares of Capital Stock, including Yuma Delaware’s Series D Preferred Stock, by reason of a stock dividend, reclassification, recapitalization, split, combination, exchange of shares or similar event or transaction, and any such shares received will also be subject to the terms of this agreement.

The undersigned further agrees that (i) it will not, during the Lock-Up Period make any demand for or exercise any right with respect to the registration under the 1933 Act, of any shares of any Capital Stock or any securities convertible into or exercisable or exchangeable for any Capital Stock, and (ii) Yuma Delaware may, with respect to any Capital Stock or any securities convertible into or exercisable or exchangeable for any Capital Stock owned or held (of record or beneficially) by the undersigned that is subject to the restrictions set forth in this agreement, cause the transfer agent or other registrar to enter stop transfer instructions and implement stop transfer procedures with respect to such securities during the Lock-Up Period.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this agreement and that this agreement has been duly authorized (if applicable), executed and delivered by the undersigned and is a valid and binding agreement of the undersigned.  This agreement and all authority herein conferred are irrevocable and shall survive the death or incapacity of the undersigned (if a natural person) and shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

[Signature Page Immediately Follows]

IN WITNESS WHEREOF, the undersigned has executed and delivered this agreement as of the date first set forth above.

Yours very truly,

Print Name:

FORM OF LOCK-UP AGREEMENT

Agreement and Plan of Merger and Reorganization
dated as of February 10, 2016
by and among
Yuma Energy, Inc.,
Yuma Delaware Merger Subsidiary, Inc.,
Yuma Merger Subsidiary, Inc.,
and
Davis Petroleum Acquisition Corp.

Dated as of ___________ ____, 2016
Yuma Energy, Inc.
1177 West Loop South, Suite 1825
Houston, Texas 77027

Yuma Delaware Merger Subsidiary, Inc.
1177 West Loop South, Suite 1825
Houston, Texas 77027

Ladies and Gentlemen:

This agreement is being delivered to Yuma Energy, Inc. (“Yuma”) and Yuma Delaware Merger Subsidiary, Inc. (“Yuma Delaware”) in connection with the Agreement and Plan of Merger and Reorganization, dated as of February 10, 2016, by and among Yuma, Yuma Delaware, Yuma Merger Subsidiary, Inc., and Davis Petroleum Acquisition Corp. (“Davis”) (the “Merger Agreement”). Capitalized terms not defined herein shall have the meanings set forth in the Merger Agreement.

In order to induce you to enter into the Merger Agreement, and in light of the benefits that the Merger Agreement will confer upon the undersigned in its capacity as a securityholder of Davis, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with Yuma and Yuma Delaware that, during the period beginning on and including the date of the Closing through and including the date that is the 180th day after the date of the Closing (the “Lock-Up Period”), the undersigned will not, without the prior written consent of Yuma Delaware, directly or indirectly:

(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of Yuma Delaware’s Common Stock, its Series D Convertible Preferred Stock or any other class of its capital stock (collectively, “Capital Stock”) or any other securities convertible into or exercisable or exchangeable for any Capital Stock, whether now owned or hereafter acquired by the undersigned during the Lock-Up Period or with respect to which the undersigned has or hereafter acquires the power of disposition during the Lock-Up Period, or

(ii) enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequence of ownership of any Capital Stock or any securities convertible into or exercisable or exchangeable for any Capital Stock, whether any transaction described in clause (i) or (ii) above is to be settled by delivery of any Capital Stock, other securities, in cash or otherwise.

Notwithstanding the provisions set forth in the immediately preceding paragraph, the undersigned may, without the prior written consent of Yuma or Yuma Delaware, transfer any Capital Stock or any securities convertible into or exchangeable or exercisable for any Capital Stock:

(1) if the undersigned is a natural person, as a bona fide gift or gifts, or by will or intestacy, to any member of the immediate family (as defined below) of the undersigned or to a trust the beneficiaries of which are exclusively the undersigned or members of the undersigned’s immediate family or as a bona fide gift or gifts to a charity or educational institution,

(2) if the undersigned is a partnership or a limited liability company, to a partner or member, as the case may be, of such partnership or limited liability company if, in any such case, such transfer is not for value,

(3) if the undersigned is a corporation, partnership, limited liability company or other business entity, any transfer made by the undersigned to another corporation, partnership, limited liability company or other business entity so long as the transferee is an affiliate (as defined below) of the undersigned and such transfer is not for value,

(4) if the undersigned is a corporation, partnership, limited liability company or other business entity, any transfer made by the undersigned in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the undersigned’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the undersigned’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by this agreement, and

(5) the conversion, exchange or exercise of any securities convertible into or exercisable or exchangeable for Yuma Delaware’s Common Stock, including Yuma Delaware’s Series D Preferred Stock, and any shares of Common Stock or received upon such conversion, exchange or exercise shall continue to be subject to the terms of this agreement, provided, however, that in the case of any transfer described in clause (1), (2), (3) or (4) above, it shall be a condition to the transfer that (A) the transferee executes and delivers to Yuma Delaware not later than one business day prior to such transfer, a written agreement, in substantially the form of this agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the undersigned and not to the immediate family of the transferee) and otherwise satisfactory in form and substance to Yuma Delaware, and (B) if the undersigned is required to file a report under Section 16(a) of the Securities Exchange Act of 1934, as amended, reporting a reduction in beneficial ownership of shares of any Capital Stock or any securities convertible into or exercisable or exchangeable for any Capital Stock by the undersigned during the Lock-Up Period (as the same may be extended as described above), the undersigned shall include a statement in such report to the effect that such transfer or distribution is not a transfer for value and (w) in the case of any transfer pursuant to clause (1), that such transfer is being made as a gift or by will or intestacy, as the case may be, (x) in the case of any transfer pursuant to clause (2), that such transfer is being made to the partners or members, as the case may be, of the applicable partnership or limited liability company, as the case may be, (y) in the case of any transfer pursuant to clause (3), that such transfer is being made to another corporation, partnership, limited liability company or other business entity that is an affiliate of the undersigned, and (z) in the case of any transfer pursuant to clause (4), that such transfer is being made in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the undersigned’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the undersigned’s assets.  For purposes of this paragraph, “immediate family” shall mean a spouse, father, mother, child, grandchild or other lineal descendant (including by adoption), brother or sister of the undersigned, and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended (the “1933 Act”).  Any Common Stock of Yuma Delaware acquired by the undersigned in the open market after the date hereof will not be subject to the restrictions set forth in this agreement.

Furthermore, nothing in this agreement shall prohibit the undersigned from receiving shares of Capital Stock, including Yuma Delaware’s Series D Preferred Stock, by reason of a stock dividend, reclassification, recapitalization, split, combination, exchange of shares or similar event or transaction, and any such shares received will also be subject to the terms of this agreement.

The undersigned further agrees that (i) it will not, during the Lock-Up Period make any demand for or exercise any right with respect to the registration under the 1933 Act, of any shares of any Capital Stock or any securities convertible into or exercisable or exchangeable for any Capital Stock, and (ii) Yuma Delaware may, with respect to any Capital Stock or any securities convertible into or exercisable or exchangeable for any Capital Stock owned or held (of record or beneficially) by the undersigned that is subject to the restrictions set forth in this agreement, cause the transfer agent or other registrar to enter stop transfer instructions and implement stop transfer procedures with respect to such securities during the Lock-Up Period.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this agreement and that this agreement has been duly authorized (if applicable), executed and delivered by the undersigned and is a valid and binding agreement of the undersigned.  This agreement and all authority herein conferred are irrevocable and shall survive the death or incapacity of the undersigned (if a natural person) and shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

[Signature Page Immediately Follows]

IN WITNESS WHEREOF, the undersigned has executed and delivered this agreement as of the date first set forth above.

Yours very truly,

Print Name:

Annex E

FORM OF REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT, dated as of [●], 2016 (this “Agreement”), is by and among Yuma Energy, Inc., a Delaware corporation (the “Company”), and each of the parties executing a counterpart signature page on or after the date hereof (the “Holders”).
RECITALS
WHEREAS, on February 10, 2016, the Company entered into an Agreement and Plan of Merger and Reorganization by and among Davis Petroleum Acquisition Corp., a Delaware corporation, Yuma Energy, Inc., a California corporation, the Company and Yuma Merger Subsidiary, Inc., a Delaware corporation (the “Merger Agreement”);

WHEREAS, under the Merger Agreement, certain Holders will receive shares of common stock, par value $0.001 per share (the “Common Stock”), of the Company and certain Holders will receive shares of Series D Preferred Stock of the Company, par value $0.001 per share (“Preferred Stock”), which is convertible into shares of Common Stock under terms and conditions set forth in the Company’s certificate of designation with respect to the Series D Preferred Stock; and

WHEREAS, resales by the Holders of the Common Stock (including Common Stock issued upon conversion of the Preferred Stock) may be required to be registered under the Securities Act and applicable state securities laws, depending upon the status of a Holder or the intended method of distribution of the Common Stock; and

WHEREAS, the Company has agreed to provide such Holders who execute this Agreement with the registration rights specified in this Agreement with respect to any shares of Common Stock held by them as well as shares of Common Stock to be issued upon conversion of Preferred Stock held by them, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises, mutual covenants and agreements hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I - DEFINITIONS

1.1 Definitions.

(a) For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1; provided, however, that capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Merger Agreement.

“Affiliate” means, with respect to any Person, any Person who, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with any Person.

“Automatic Shelf Registration Statement” means an “Automatic Shelf Registration Statement,” as defined in Rule 405 under the Securities Act.

“Beneficial Ownership” and terms of similar import shall be as defined under and determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

“Business Day” means any day other than (a) a Saturday, Sunday or a federal holiday, or (b) a day on which commercial banks in New York City, New York are authorized or required to be closed.

“Closing” means the Closing as defined in the Merger Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations promulgated by the SEC thereunder.

“Excluded Registration” means a registration under the Securities Act of (i) securities pursuant to one or more Demand Requests pursuant to Section 2.1 hereof, (ii) securities registered on Form S-8 or any similar successor form and (iii) securities registered to effect the acquisition of or combination with another Person.

“Holder” means (i) a securityholder listed on the signature page hereof and (ii) any direct or indirect transferee of any such securityholder, including any securityholder that receives shares of Common Stock upon a distribution or liquidation of a Holder, who has been assigned the rights of the transferor Holder under this Agreement in accordance with Section 2.8.

“Participating Majority” shall mean, with respect to any particular Underwritten Shelf Takedown, the Holder(s) of a majority of the Registrable Securities requested to be included in such Underwritten Shelf Takedown; provided, however, that in the event that, with respect to any particular Underwritten Shelf Takedown, if any of RMCP PIV DPC, LP (“Red Mountain”), Davis Petroleum Investment, LLC (“Evercore”) or Sankaty Davis, LLC (“Sankaty”) proposes to sell in such offering 30% or more of the Registrable Securities acquired by it at the Closing, or Sam Banks proposes to sell in such offering 30% or more of his Registrable Securities then it shall constitute the “Participating Majority” for purposes of such Underwritten Shelf Takedown; provided, further, however, that if each of Red Mountain, Evercore and Sankaty, Sam Banks or any two of them propose to sell in such offering 30% or more of the Registrable Securities held by it, then those Holders shall jointly constitute the Participating Majority, provided, that if they shall fail to agree on any matter in such capacity, the one of them that proposes to sell the largest number of Registrable Securities in such offering shall be the “Participating Majority” for purposes of such Underwritten Shelf Takedown.

“Person” or “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof.

“Prospectus” means the prospectus (including any preliminary, final or summary prospectus) included in any Registration Statement, all amendments and supplements to such prospectus and all other material incorporated by reference in such prospectus.

“register,” “registered” and “registration” refer to a registration effected by preparing and filing a Registration Statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such Registration Statement.

“Registrable Securities” means, at any time, the Common Stock owned by the Holders, whether owned on the date hereof or acquired hereafter, including any shares of Common Stock which may be issued or distributed in respect of such shares of Common Stock or shares of Preferred Stock by way of conversion, concession, stock dividend or stock split or other distribution, recapitalization or reclassification or similar transaction; provided, however, that Registrable Securities shall not include any shares (i) the sale of which has been registered pursuant to the Securities Act and which shares have been sold pursuant to such registration (other than, for the avoidance of doubt, the sale of shares to the Holders as a result of the consummation of the transactions contemplated by the Merger Agreement) or (ii) which have been sold pursuant to Rule 144.

“Registration Expenses” means all expenses (other than underwriting discounts and commissions) arising from or incident to the Company’s performance of or compliance with this Agreement, including, without limitation: (i) SEC, stock exchange, FINRA and other registration and filing fees; (ii) all fees and expenses incurred in connection with complying with any securities or blue sky laws (including, without limitation, fees, charges and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) all printing, messenger and delivery expenses; (iv) the fees, charges and disbursements of counsel to the Company and of its independent public accountants and any other accounting and legal fees, charges and expenses incurred by the Company (including, without limitation, any expenses arising from any special audits or “comfort” letters required in connection with or incident to any registration); (v) the fees and expenses incurred in connection with the listing of the Registrable Securities on the NYSE MKT, NYSE or NASDAQ (or any other national securities exchange) or the quotation of Registrable Securities on any inter-dealer quotation system; (vi) the fees and expenses incurred by the Company in connection with any road show for underwritten offerings; and (vii) reasonable fees, charges and disbursements of counsel to the Holders, including, for the avoidance of doubt, any expenses of counsel to the Holders in connection with the filing or amendment of any Registration Statement or Prospectus hereunder; provided that Registration Expenses shall only include the fees and expenses of one counsel to the Holders (and one local counsel per jurisdiction) with respect to any offering.

“Registration Statement” means any registration statement of the Company (including a Shelf-Registration Statement) that covers the resale of any Registrable Securities pursuant to the provisions of this Agreement filed with, or to be filed with, the SEC under the rules and regulations promulgated under the Securities Act, including the related Prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits, financial information and all other material incorporated by reference in such registration statement.

“Required Holders” means the consent or approval of Holders who then own beneficially more than 66-2/3% of the aggregate number of shares of Common Stock subject to this Agreement together with each of Red Mountain, Evercore and Sankaty; provided that at any time that any of Red Mountain, Evercore or Sankaty ceases to hold at least 30% of the Registrable Securities acquired as a result of the transactions contemplated in the Merger Agreement (adjusted appropriately for stock splits, stock dividends, combinations, recapitalizations, consolidations, mergers, reclassifications and the like with respect to the Registrable Securities), the consent or approval of such Holder shall not be required.

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC as a replacement thereto having substantially the same effect as such rule.

“SEC” means the Securities and Exchange Commission or any other Federal agency at the time administering the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended, or any similar Federal statute, and the rules and regulations promulgated by the SEC thereunder.

“Selling Expenses” means the underwriting fees, discounts, selling commissions and stock transfer taxes applicable to all Registrable Securities registered by the Holders and legal expenses not included within the definition of Registration Expenses.

“Shelf Registration Statement” means a “shelf” registration statement of the Company that covers all the Registrable Securities (and may cover other securities of the Company) on Form S-3 and under Rule 415 under the Securities Act or, if the Company is not then eligible to file on Form S-3, on Form S-1 under the Securities Act, or any successor rule that may be adopted by the SEC, including without limitation any such registration statement filed pursuant to Section 2.1, and all amendments and supplements to such “shelf” registration statement, including post-effective amendments, in each case, including the Prospectus contained therein, all exhibits thereto and any document incorporated by reference therein.

(b) For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated:

Term	Section
Advice	2.5
Agreement	Introductory Paragraph
Common Stock	Recitals
Company	Introductory Paragraph
Company Notice	2.1(c)
Company Underwritten Offering	2.3
Demand Request	2.1(c)
First Reserve	2.1(d)
Lock-Up Period	2.3
Material Adverse Effect	2.2(b)
Merger Agreement	Recitals
Participating Majority	2.1(d)
Records	2.4(l)
Requesting Holder	2.1(c)
Seller Affiliates	2.7
Suspension Period	2.1(f)
Suspension Notice	2.5
Underwritten Shelf Takedown	2.1(b)

1.2 Other Definitional and Interpretive Matters. Unless otherwise expressly provided or the context otherwise requires, for purposes of this Agreement the following rules of interpretation apply.

(a) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period is excluded. If the last day of such period is a non-Business Day, the period in question ends on the next succeeding Business Day.

(b) Any reference in this Agreement to $ means U.S. dollars.

(c) Any reference in this Agreement to gender includes all genders, and words imparting the singular number also include the plural and vice versa.

(d) The division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and do not affect, and should not be utilized in, the construction or interpretation of this Agreement.

(e) All references in this Agreement to any “Article” or “Section” are to the corresponding Article or Section of this Agreement.

(f) The words “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(g) The word “including” or any variation thereof means “including, but not limited to,” and does not limit any general statement that it follows to the specific or similar items or matters immediately following it.

ARTICLE II - REGISTRATION RIGHTS

2.1 Shelf Registration.

(a) On or prior to the 180th day following the Closing, the Company will prepare and file one Shelf Registration Statement (which Shelf Registration Statement shall be an Automatic Shelf Registration Statement if the Company is then eligible to file an Automatic Shelf Registration Statement) registering for resale the Registrable Securities under the Securities Act. The plan of distribution indicated in the Shelf Registration Statement will include all such methods of sale as any Holder may reasonably request in writing prior to the filing of the Shelf Registration Statement and that can be included in the Shelf Registration Statement under the rules and regulations of the SEC. The Company shall use its commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective by the SEC as promptly as practicable following such filing. Until such time as all Registrable Securities cease to be Registrable Securities or the Company is no longer eligible to maintain a Shelf Registration Statement, the Company shall use its commercially reasonable efforts to keep current and effective such Shelf Registration Statement and file such supplements or amendments to such Shelf Registration Statement (or file a new Shelf Registration Statement (which Shelf Registration Statement shall be an Automatic Shelf Registration Statement if the Company is then eligible to file an Automatic Shelf Registration Statement) when such preceding Shelf Registration Statement expires pursuant to the rules of the SEC) as may be necessary or appropriate in order to keep such Shelf Registration Statement continuously effective and useable for the resale of all Registrable Securities under the Securities Act. Any Shelf Registration Statement when declared effective (including the documents incorporated therein by reference) will comply in all material respects as to form with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(b) Any one or more Holders of Registrable Securities may request to sell all or any portion of their Registrable Securities in an underwritten offering that is registered pursuant to the Shelf Registration Statement (each, an “Underwritten Shelf Takedown”); provided, however, that in the case of each such Underwritten Shelf Takedown, such Holder or Holders will be entitled to make such demand only if the proceeds from the sale of Registrable Securities in the offering (before the deduction of underwriting discounts) is reasonably expected to exceed, in the aggregate, $5 million; provided, further that the Company shall not be obligated to effect more than three Underwritten Shelf Takedowns during any period of twelve consecutive months and shall not be obligated to effect an Underwritten Shelf Takedown within ninety days after the pricing of a previous Underwritten Shelf Takedown. The Company shall not be deemed to have effected any Underwritten Shelf Takedown if the Holders participating in such offering are not able to sell at least 50% of the Registrable Securities desired to be sold in such Underwritten Shelf Takedown.

(c) All requests (a “Demand Request”) for Underwritten Shelf Takedowns shall be made by the Holder or Holders making such request (the “Requesting Holder”) by giving written notice to the Company. Each Demand Request shall specify the approximate number of Registrable Securities to be sold in the Underwritten Shelf Takedown and the expected price range (net of underwriting discounts and commissions) of such Underwritten Shelf Takedown. Within three Business Days after receipt of any Demand Request, the Company shall send written notice of such requested Underwritten Shelf Takedown to all other Holders of Registrable Securities (the “Company Notice”) and shall include in such Underwritten Shelf Takedown all Registrable Securities with respect to which the Company has received written requests for inclusion therein from such other Holders within five Business Days after sending the Company Notice.

(d) The Company shall select one or more nationally prominent firms of investment bankers reasonably acceptable to the Participating Majority to act as the lead managing underwriter or underwriters in connection with such Underwritten Shelf Takedown. All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement with such underwriter or underwriters in accordance with Section 2.1(g). The Company shall not, without the written consent of the Participating Majority, include in such Underwritten Shelf Takedown any securities other than those beneficially owned by the participating Holders.

(e) If the managing underwriters for such Underwritten Shelf Takedown advise the Company and the participating Holders in writing that, in their opinion, marketing factors require a limitation of the amount of securities to be underwritten (including Registrable Securities) because the amount of securities to be underwritten is likely to have an adverse effect on the price, timing or the distribution of the securities to be offered, then the Company shall so advise all Holders of Registrable Securities which would otherwise be underwritten pursuant hereto, and the amount of Registrable Securities that may be included in the underwriting shall be allocated among participating Holders, (i) first among the participating Holders as nearly as possible on a pro rata basis based on the total amount of Registrable Securities held by such Holders requested to be included in such underwriting and (ii) second to the extent all Registrable Securities requested to be included in such underwriting by the participating Holders have been included, to any securities to be included with the written consent of the Participating Majority pursuant to the final sentence of the above clause (d) allocated on such basis as the Company shall determine. The Company shall prepare preliminary and final prospectus supplements for use in connection with the Underwritten Shelf Takedown, containing such additional information as may be reasonably requested by the underwriter(s).

 (f) Upon written notice to the Holders of Registrable Securities, the Company shall be entitled to suspend, for a reasonable period of time (each, a “Suspension Period”), the use of any Registration Statement or Prospectus and shall not be required to amend or supplement the Registration Statement, any related Prospectus or any document incorporated therein by reference if the board of directors, chief executive officer or chief financial officer of the Company determines in its or his or her reasonable good faith judgment that the Registration Statement or any Prospectus may contain an untrue statement of a material fact or may omit any fact necessary to make the statements in the Registration Statement or Prospectus not misleading; provided, that the Company shall use its commercially reasonable efforts to amend the Registration Statement or Prospectus to correct such untrue statement or omission as promptly as reasonably practicable, unless (but only for so long as) the Board of Directors determines in good faith that such amendment would reasonably be expected to have a materially detrimental effect on the Company. The Holders acknowledge and agree that written notice of any Suspension Period may constitute material non-public information regarding the Company and shall keep the existence and contents of any such written notice confidential.

(g) If requested by the underwriters for an Underwritten Shelf Takedown, the Company shall enter into an underwriting agreement with such underwriters for such offering, such agreement to be form and substance (including with respect to representations and warranties by the Company) as is customarily given by the Company to underwriters in an underwritten public offering, and to contain indemnities to the effect and to the extent provided in Section 2.7. The Holders of Registrable Securities participating in the Underwritten Shelf Takedown shall be parties to such underwriting agreement; provided, however, that no such Holder shall be required to (i) make any representations or warranties in connection with any such registration other than representations and warranties as to (A) such Holder’s ownership of his or its Registrable Securities to be sold or transferred free and clear of all liens, claims and encumbrances, (B) such Holder’s power and authority to effect such transfer and (C) such customary matters pertaining to compliance with securities laws as may be reasonably requested or (ii) undertake any indemnification obligations to the Company or the underwriters with respect thereto except as otherwise provided in Section 2.7. No Holder may participate in the Underwritten Shelf Takedown unless such Holder agrees to sell its Registrable Securities on the basis provided in such underwriting agreement and completes and executes all questionnaires, powers of attorney, indemnities (subject to clause (ii) in the above proviso) and other documents reasonably required under the terms of such underwriting agreement. Each participating Holder may, at its option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters also be made to and for such participating Holder’s benefit and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement also be conditions precedent to its obligations.

2.2 Piggyback Registrations.

(a) Each time the Company proposes to register any of its equity securities (other than pursuant to an Excluded Registration) under the Securities Act for sale to the public (whether for the account of the Company or the account of any securityholder of the Company) and the form of registration statement to be used permits the registration of Registrable Securities, the Company shall give prompt written notice to each Holder of Registrable Securities (which notice shall be given not less than 10 Business Days prior to the anticipated filing date), which notice shall offer each such Holder the opportunity to include any or all of its or his Registrable Securities in such registration statement, subject to the limitations contained in Section 2.2(b) hereof. Each Holder who desires to have its or his Registrable Securities included in such registration statement shall so advise the Company in writing (stating the number of shares desired to be registered) within five Business Days after the date of such notice from the Company. Any Holder shall have the right to withdraw such Holder’s request for inclusion of such Holder’s Registrable Securities in any registration statement pursuant to this Section 2.2(a) by giving written notice to the Company of such withdrawal. Subject to Section 2.2(b) below, the Company shall include in such registration statement all such Registrable Securities so requested to be included therein; provided, however, that the Company may at any time withdraw or cease proceeding with any such registration if it shall at the same time withdraw or cease proceeding with the registration of all other equity securities originally proposed to be registered. For the avoidance of doubt, any registration or offering pursuant to this Section 2.2 shall not be considered an Underwritten Shelf Takedown for purposes of Section 2.1 of this Agreement.

(b) With respect to any registration pursuant to Section 2.2(a), if the managing underwriter advises the Company that the inclusion of Registrable Securities requested to be included in the Registration Statement will materially and adversely affect the price or success of the offering (a “Material Adverse Effect”), the Company will be obligated to include in the Registration Statement (after all such shares for its own account), (i) first among the requesting Holders as nearly as possible on a pro rata basis based on the total amount of Registrable Securities held by such Holders requested to be included in such Registration Statement and (ii) second to the extent all Registrable Securities requested to be included in such Registration Statement by the requesting Holders have been included, to any securities requested to be included in such Registration Statement by all Persons other than the Holders who have requested (pursuant to other contractual registration rights) that their shares be included in such Registration Statement, allocated on such basis as the Company shall determine, but in no event more than the maximum number of Registrable Securities that the managing underwriter advises may be sold in the offering covered by the Registration Statement without a Material Adverse Effect.  If, as a result of the provisions of this Section 2.2(b), any Holder shall not be entitled to include all Registrable Securities in a registration that such Holder has requested to be so included, such Holder may withdraw such Holder’s request to include Registrable Securities in such Registration Statement. No Person may participate in any Registration Statement pursuant to Section 2.2(a) unless such Person (i) agrees to sell such person’s Registrable Securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all questionnaires, powers of attorney, customary indemnities (subject to the immediately following proviso), underwriting agreements and other documents, each in customary form, reasonably required under the terms of such underwriting arrangements; provided, however, that no such Person shall be required to (A) make any representations or warranties in connection with any such registration other than representations and warranties as to (1) such Person’s ownership of his or its Registrable Securities to be sold or transferred free and clear of all liens, claims and encumbrances, (2) such Person’s power and authority to effect such transfer and (3) such matters pertaining to compliance with securities laws as may be reasonably requested or (B) undertake any indemnification obligations to the Company or the underwriters with respect thereto except as otherwise provided in Section 2.7.

2.3 Holdback Agreement. In connection with any Underwritten Shelf Takedown or other registered underwritten offering of equity securities by the Company (a “Company Underwritten Offering”) commencing after the date of execution of the Merger Agreement (other than any registration on Form S-8, S-4 or any successor forms thereto), each Holder agrees, with respect to the Registrable Securities owned by such Holder, to be bound by any and all restrictions on the sale, disposition, distribution, hedging or other transfer of any interest in Registrable Securities (except with respect to such Registrable Securities as are proposed to be offered pursuant to the Underwritten Shelf Takedown or other registered underwritten offering), or any securities convertible into or exchangeable or exercisable for such securities, as are imposed on the Company, without prior written consent from the managing underwriter of such Company Underwritten Offering, for the period commencing on and ending 90 days following the date of pricing of such Company Underwritten Offering (subject to extension in connection with any earnings release or other release of material information pursuant to FINRA Rule 2711(f) to the extent applicable) (the “Lock-Up Period”). If requested by the managing underwriter, each Holder agrees to execute a lock-up agreement in favor of the Company’s underwriters to such effect that the Company’s underwriters in any relevant Company Underwritten Offering shall be third party beneficiaries of this Section 2.3. The provisions of this Section 2.3 will no longer apply to a Holder once such Holder ceases to hold at least 1% of the Registrable Securities acquired as a result of the transactions contemplated in the Merger Agreement (adjusted appropriately for stock splits, stock dividends, combinations, recapitalizations, consolidations, mergers, reclassifications and the like with respect to the Registrable Securities). Notwithstanding anything to the contrary set forth in this Section 2.3, (i) each Holder may sell or transfer any Registrable Securities to any Affiliate of such Holder, so long as such Affiliate agrees to be and remains bound hereby, (ii) each Holder may enter into a bona fide pledge of any Registrable Securities (and any foreclosure on any such pledge shall also be permitted), and (iii) any hedging transaction with respect to an index or basket of securities where the equity securities of the Company constitute a de minimis amount shall not be prohibited pursuant to this Section 2.3.

2.4 Registration Procedures. In connection with the registration and sale of Registrable Securities pursuant to this Agreement, the Company will use its commercially reasonable efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company will:

(a) if the Registration Statement is not automatically effective upon filing, use commercially reasonable efforts to cause such Registration Statement to become effective as promptly as reasonably practicable;

(b) promptly notify each selling Holder, promptly after the Company receives notice thereof, of the time when such Registration Statement has been declared effective or a supplement to any prospectus forming a part of such Registration Statement has been filed;

(c) after the Registration Statement becomes effective, promptly notify each selling Holder of any request by the SEC that the Company amend or supplement such Registration Statement or Prospectus;

(d) prepare and file with the SEC such amendments and supplements to the Registration Statement and the Prospectus used in connection therewith as may be reasonably necessary to keep the Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Stock covered by the Registration Statement for the period required to effect the distribution of the Registrable Securities as set forth in Section 2 hereof;

(e) furnish to the selling Holders such numbers of copies of such Registration Statement, each amendment and supplement thereto, each Prospectus (including each preliminary Prospectus and Prospectus supplement) and such other documents as the Holder and any underwriter(s) may reasonably request in order to facilitate the disposition of the Registrable Securities;

(f) use its commercially reasonable efforts to register and qualify the Registrable Securities under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the Holders and any underwriter(s) and do any and all other acts and things that may be reasonably necessary or advisable to enable the Holders and any underwriter(s) to consummate the disposition of the Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business in or to file a general consent to service of process in any jurisdiction, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act, or subject itself to taxation in any such jurisdiction, unless the Company is already subject to taxation in such jurisdiction;

(g) use its commercially reasonable efforts to cause all such Registrable Securities to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar equity securities issued by the Company are then listed;

(h) provide a transfer agent and registrar for the Registrable Securities and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of the Registration Statement;

(i) use its commercially reasonable efforts to furnish, on the date that shares of Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, (i) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters by the Company in an underwritten public offering, addressed to the underwriters, (ii) a letter dated as of such date, from the independent public accountants of the Company, in form and substance as is customarily given by independent public accountants to underwriters in an underwritten public offering, addressed to the underwriters and (iii) an engineers’ reserve report letter as of such date, from the independent petroleum engineers of the Company, in form and substance as is customarily given by independent petroleum engineers to underwriters in an underwritten public offering, addressed to the underwriters;

(j) if requested by the Holders, cooperate with the Holders and the managing underwriter (if any) to facilitate the timely preparation and delivery of certificates (which shall not bear any restrictive legends unless required under applicable law) representing securities sold under the Registration Statement, and enable such securities to be in such denominations and registered in such names as such Holders or the managing underwriter (if any) may request and keep available and make available to the Company’s transfer agent prior to the effectiveness of such Registration Statement a supply of such certificates;

(k) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in form and substance as is customarily given by the Company to underwriters in an underwritten public offering, with the underwriter(s) of such offering;

(l) upon execution of confidentiality agreements in form and substance reasonably satisfactory to the Company, promptly make available for inspection by the selling Holders, any underwriter(s) participating in any disposition pursuant to such Registration Statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company (collectively, “Records”), and use commercially reasonable efforts to cause the Company’s officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such Registration Statement and to conduct appropriate due diligence in connection therewith; provided, Records that the Company determines, in good faith, to be confidential and that it notifies the selling Holders are confidential shall not be disclosed by the selling Holders unless the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction or is otherwise required by applicable law. Each Holder agrees that information obtained by it as a result of such inspections shall be deemed confidential and shall not be used by it or its affiliates (other than with respect to such Holders’ due diligence) unless and until such information is made generally available to the public, and further agrees that, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, to the extent permitted and to the extent practicable it shall give notice to the Company and allow the Company to undertake appropriate action to prevent disclosure of the Records deemed confidential;

(m) promptly notify the selling Holders and any underwriter(s) of the notification to the Company by the SEC of its initiation of any proceeding with respect to the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement, and in the event of the issuance of any stop order suspending the effectiveness of such Registration Statement, or of any order suspending or preventing the use of any related Prospectus or suspending the qualification of any Registrable Securities included in such Registration Statement for sale in any jurisdiction, use its commercially reasonable efforts to obtain promptly the withdrawal of such order;

(n) promptly notify the selling Holders and any underwriter(s) at any time when a Prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the Prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and at the request of any Holder promptly prepare and furnish to such Holder a reasonable number of copies of a supplement to or an amendment of such Prospectus, or a revised Prospectus, as may be necessary so that, as thereafter delivered to the purchasers of such securities, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (following receipt of any supplement or amendment to any Prospectus, the selling Holders shall deliver such amended, supplemental or revised Prospectus in connection with any offers or sales of Registrable Stock, and shall not deliver or use any Prospectus not so supplemented, amended or revised);

(o) promptly notify the selling Holders and any underwriter(s) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction;

(p) make available to each Holder (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company, one copy of each Registration Statement and any amendment thereto, each preliminary Prospectus and Prospectus and each amendment or supplement thereto, each letter written by or on behalf of the Company to the SEC or the staff of the SEC (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), and each item of correspondence from the SEC or the staff of the SEC (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), in each case relating to such Registration Statement or to any of the documents incorporated by reference therein, and (ii) such number of copies of each Prospectus, including a preliminary Prospectus, and all amendments and supplements thereto and such other documents as any Holder or any underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities. The Company will promptly notify the Holders of the effectiveness of each Registration Statement or any post-effective amendment or the filing of any supplement or amendment to such Registration Statement or of any Prospectus supplement. The Company will promptly respond to any and all comments received from the SEC, with a view towards causing each Registration Statement or any amendment thereto to be declared effective by the SEC as soon as practicable and shall file an acceleration request, if necessary, as soon as practicable following the resolution or clearance of all SEC comments or, if applicable, following notification by the SEC that any such Registration Statement or any amendment thereto will not be subject to review;

(q) take no direct or indirect action prohibited by Regulation M under the Exchange Act; provided, that, to the extent that any prohibition is applicable to the Company, the Company will take all reasonable action to make any such prohibition inapplicable;

(r) provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such Registration Statement; and

(s) take all such other actions as are reasonably necessary in order to facilitate the disposition of such Registrable Securities.

2.5 Suspension of Dispositions. Each Holder agrees by acquisition of any Registrable Securities that, upon receipt of any notice (a “Suspension Notice”) from the Company of the happening of any event of the kind described in Section 2.4(n) such Holder will forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statement until such Holder’s receipt of the copies of the supplemented or amended Prospectus, or until it is advised in writing (the “Advice”) by the Company that the use of the Prospectus may be resumed, and has received copies of any additional or supplemental filings which are incorporated by reference in the Prospectus. The Company shall extend the period of time during which the Company is required to maintain the Shelf Registration Statement effective pursuant to this Agreement by the number of days during the period from and including the date of the giving of such Suspension Notice to and including the date such Holder either receives the supplemented or amended Prospectus or receives the Advice. If so directed by the Company, such Holder will deliver to the Company all copies, other than permanent file copies then in such Holder’s possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice. The Company shall use its commercially reasonable efforts and take such actions as are reasonably necessary to render the Advice as promptly as practicable. The Holders acknowledge and agree that receipt of a Suspension Notice may constitute material non-public information regarding the Company and shall keep the existence and contents of any such Suspension Notice confidential.

2.6 Registration Expenses. All Registration Expenses shall be borne by the Company. In addition, for the avoidance of doubt, the Company shall pay its internal expenses in connection with the performance of or compliance with this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which they are to be listed. All Selling Expenses relating to Registrable Securities registered shall be borne by the Holders of such Registrable Securities pro rata on the basis of the number of Registrable Securities sold.

2.7 Indemnification.

(a) The Company agrees to indemnify and reimburse, to the fullest extent permitted by law, each Holder that is a seller of Registrable Securities, and each of its employees, advisors, agents, representatives, partners, officers, and directors and each Person who controls such Holder (within the meaning of the Securities Act or the Exchange Act) and any agent or investment advisor thereof (collectively, the “Seller Affiliates”) (i) against any and all losses, claims, damages, liabilities and expenses, joint or several (including, without limitation, reasonable attorneys’ fees and disbursements except as limited by Section 2.7(c)) based upon, arising out of, related to or resulting from any untrue or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus or any amendment thereof or supplement thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) against any and all losses, liabilities, claims, damages and expenses whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation or investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon, arising out of, related to or resulting from any such untrue statement or omission or alleged untrue statement or omission, and (iii) against any and all costs and expenses (including reasonable fees and disbursements of counsel) as may be reasonably incurred in investigating, preparing or defending against any litigation, investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon, arising out of, related to or resulting from any such untrue statement or omission or alleged untrue statement or omission, or such violation of the Securities Act or Exchange Act, to the extent that any such expense or cost is not paid under subparagraph (i) or (ii) above; except insofar as any such statements are made in reliance upon information furnished to the Company in writing by such seller or any Seller Affiliate expressly for use therein. The reimbursements required by this Section 2.7(a) will be made by periodic payments during the course of the investigation or defense, as and when bills are received or expenses incurred.

(b) In connection with any Registration Statement in which a Holder that is a seller of Registrable Securities is participating, each such Holder will furnish to the Company such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the fullest extent permitted by law, each such seller will indemnify the Company and its directors and officers and each Person who controls the Company (within the meaning of the Securities Act or the Exchange Act) against any and all losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees and disbursements except as limited by Section 2.7(c)) resulting from any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission is contained in any information or affidavit so furnished by such seller or any of its Seller Affiliates in writing specifically for inclusion in the Registration Statement; provided that the obligation to indemnify will be several, not joint and several, among such sellers of Registrable Securities, and the liability of each such seller of Registrable Securities will be in proportion to the amount of Registrable Securities registered by them, and, provided, further, that such liability will be limited to the amount received by such seller from the sale of Registrable Securities pursuant to such Registration Statement; provided, however, that such seller of Registrable Securities shall not be liable in any such case to the extent that prior to the filing of any such Registration Statement or Prospectus, such seller has furnished to the Company information expressly for use in such Registration Statement or Prospectus or any amendment thereof or supplement thereto which corrected or made not misleading information previously furnished to the Company.

(c) Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give such notice shall not limit the rights of such Person) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided, however, that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (A) the indemnifying party has agreed to pay such fees or expenses or (B) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person. If such defense is not assumed by the indemnifying party as permitted hereunder, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld, conditioned or delayed). If such defense is assumed by the indemnifying party pursuant to the provisions hereof, such indemnifying party shall not settle or otherwise compromise the applicable claim unless (i) such settlement or compromise contains a full and unconditional release of the indemnified party or (ii) the indemnified party otherwise consents in writing (which consent will not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party, a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim, in which event the indemnifying party shall be obligated to pay the reasonable fees and disbursements of such additional counsel or counsels.

(d) Each party hereto agrees that, if for any reason the indemnification provisions contemplated by Section 2.7(a) or Section 2.7(b) are unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, liabilities or expenses (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the actions which resulted in the losses, claims, damages, liabilities or expenses as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.7(d) were determined by pro rata allocation (even if the Holders or any underwriters or all of them were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 2.7(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or, except as provided in Section 2.7(c), defending any such action or claim. Notwithstanding the provisions of this Section 2.7(d), no Holder shall be required to contribute an amount greater than the dollar amount by which the proceeds received by such Holder with respect to the sale of any Registrable Securities exceeds the amount of damages which such Holder has otherwise been required to pay by reason of any and all untrue or alleged untrue statements of material fact or omissions or alleged omissions of material fact made in any Registration Statement or Prospectus or any amendment thereof or supplement thereto related to such sale of Registrable Securities. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Holders’ obligations in this Section 2.7(d) to contribute shall be several in proportion to the amount of Registrable Securities registered by them and not joint.

If indemnification is available under this Section 2.7, the indemnifying parties shall indemnify each indemnified party to the full extent provided in Section 2.7(a) and Section 2.7(b) without regard to the relative fault of said indemnifying party or indemnified party or any other equitable consideration provided for in this Section 2.7(d) subject, in the case of the Holders, to the limited dollar amounts set forth in Section 2.7(b).

(e) The indemnification and contribution provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive the transfer of securities.

2.8 Transfer of Registration Rights. The registration rights of a Holder under this Agreement with respect to any Registrable Securities may be transferred or assigned to any purchaser or transferee of Registrable Securities; provided, however, that (i) such Holder shall give the Company written notice prior to the time of such transfer stating the name and address of the transferee and identifying the securities with respect to which the rights under this Agreement are being transferred; (ii) such transferee shall agree in writing, in form and substance reasonably satisfactory to the Company, to be bound as a Holder by the provisions of this Agreement; (iii) such transferee is not a direct competitor of the Company; and (iv) immediately following such transfer the further disposition of such securities by such transferee shall be restricted to the extent set forth under applicable law.

2.9 Current Public Information. With a view to making available to the Holders of Registrable Securities the benefits of Rule 144 and Rule 144A promulgated under the Securities Act and other rules and regulations of the SEC that may at any time permit a Holder of Registrable Securities to sell securities of the Company to the public without registration, the Company covenants that it will (i) use its commercially reasonable efforts to file in a timely manner all reports and other documents required, if any, to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted thereunder and (ii) make available information necessary to comply with Rule 144 and Rule 144A, if available with respect to resales of the Registrable Securities under the Securities Act, at all times, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (x) Rule 144 and Rule 144A promulgated under the Securities Act (if available with respect to resales of the Registrable Securities), as such rules may be amended from time to time or (y) any other rules or regulations now existing or hereafter adopted by the SEC.

2.10 Company Obligations Regarding Transfers. In connection with any sale or transfer of Registrable Securities by any Holder, including any sale or transfer pursuant to Rule 144 and Rule 144A promulgated under the Securities Act and other rules and regulations of the SEC that may at any time permit a Holder of Registrable Securities to sell securities of the Company to the public without registration, the Company shall, to the extent allowed by law, take any and all action necessary or reasonably requested by such Holder in order to permit or facilitate such sale or transfer, including, without limitation, at the sole expense of the Company, by (i) issuing such directions to any transfer agent, registrar or depositary, as applicable, (ii) delivering such opinions to the transfer agent, registrar or depositary as are requested by the same, and (iii) taking or causing to be taken such other actions as are reasonably necessary (in each case on a timely basis) in order to cause any legends, notations or similar designations restricting transferability of the Registrable Securities held by such Holder to be removed and to rescind any transfer restrictions (other than as may apply pursuant to Section 2.3) with respect to such Registrable Securities.

2.11 No Conflict of Rights. The Company represents and warrants that it has not granted, and is not subject to, any registration rights that are superior to, inconsistent with or that in any way violate or subordinate the rights granted to the Holders hereby. The Company shall not, prior to the termination of this Agreement, grant any registration rights that are superior to, inconsistent with or that in any way violate or subordinate the rights granted to the Holders hereby.

2.12 Free Writing Prospectuses. The Company shall not permit any officer, director, underwriter, broker or any other person acting on behalf of the Company to use any free writing prospectus (as defined in Rule 405 under the Securities Act) in connection with any registration statement covering Registrable Securities, without the prior written consent of each participating Holder and any underwriter. No Holder shall, or permit any officer, manager, underwriter, broker or any other person acting on behalf of such Holder to use any free-writing prospectus in connection with any registration statement covering Registrable Securities, without the prior written consent of the Company.

ARTICLE III - TERMINATION

3.1 Termination. The provisions of this Agreement shall terminate and be of no further force and effect upon the earlier of (a) the fourth anniversary of the date of the effectiveness of the Registration Statement contemplated by Section 2.1(a), provided that this four-year period shall be extended to account for any period of time in which registration hereunder is unavailable (during a Suspension Period or the period of time contemplated by Section 2.5, during a suspension of the effectiveness of the Registration Statement or a suspension of the qualification of Registrable Securities for sale, or otherwise)   and (b) the date when there shall no longer be any Registrable Securities outstanding; provided, however, that notwithstanding the foregoing, the obligations of the Company under Section 2.10 shall not terminate and shall remain in effect until there shall no longer be any Registrable Securities outstanding.

ARTICLE IV - MISCELLANEOUS

4.1 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered by hand, by facsimile transmission or electronic mail transmission, or by certified or registered mail, postage prepaid and return receipt requested. Notices shall be deemed to have been given upon delivery, if delivered by hand, three days after mailing, if mailed, and upon receipt of an appropriate electronic confirmation, if delivered by facsimile or electronic mail transmission. Notices shall be delivered to the parties at the addresses set forth below:

If to the Company:

Yuma Energy, Inc.
Attention: Chief Executive Officer
1177 West Loop South, Suite 1825
Houston, Texas 77027
Phone:  (713) 968-7068

With copies to (which shall not constitute notice):

Jones & Keller, P.C.
Attention: Reid A. Godbolt, Esq.
1999 Broadway, Suite 3150
Denver, Colorado 80202
Phone:  (303) 573-1600
Facsimile:  (303) 573-8133
Email: rgodbolt@joneskeller.com

If to any Holder, at its address listed on the signature pages hereof.

Any party may from time to time change its address or designee for notification purposes by giving the other parties prior notice in the manner specified above of the new address or the new designee and the subsequent date upon which the change shall be effective.

4.2 Choice of Law; Exclusive Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be constructed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the State of Delaware without regard to principles of conflicts of law.

(b) All actions and proceedings for the enforcement of or based on, arising out of or relating to this Agreement shall be heard and determined exclusively in the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over the particular matter, any other court of the State of Delaware, or any federal court sitting in the State of Delaware), and each of the parties hereto hereby (i) irrevocably submits to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding, (ii) irrevocably waives the defense of an inconvenient forum to the maintenance of any such action or proceeding, (iii) agrees that it shall not bring any such action in any court other than the Court of Chancery of the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over the particular matter, any other court of the State of Delaware, or any federal court sitting in the State of Delaware), and (iv) irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which Member or Parent, as the case may be, is to receive notice in accordance with Section 4.2. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

(c) Each of the parties hereto hereby irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or related to this Agreement.

4.3 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement; provided, however, the parties hereto hereby acknowledge that the Persons set forth in Section 2.3 and Section 2.7 are express third-party beneficiaries of the obligations of the parties hereto set forth in Section 2.3 and Section 2.7, respectively.

4.4  Successors and Assigns. Except as otherwise expressly provided herein, this Agreement shall be binding upon and benefit the Company, each Holder and their respective successors and assigns. The Company shall not, directly or indirectly, enter into any merger, consolidation or reorganization in which the Company shall not be the surviving entity unless the surviving entity shall, prior to such merger, consolidation or reorganization, agree in writing to assume the obligations of the Company under this Agreement, and for that purpose references hereunder to “Registrable Securities” shall be deemed to include the common equity interests or other securities, if any, which the Holders would be entitled to receive in exchange for Registrable Securities under any such merger, consolidation or reorganization, provided that, to the extent the Holders receive securities that are by their terms convertible into common equity interests of the issuer thereof, then any such common equity interests as are issued or issuable upon conversion of said convertible securities shall be included within the definition of “Registrable Securities.”

4.5 Counterparts. This Agreement may be executed by the parties in separate counterparts (including by means of executed counterparts delivered via facsimile or other electronic means), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.6 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and the remaining provisions shall not in any way be affected or impaired thereby.

4.7 No Waivers; Amendments.

(a) No failure or delay on the part of the Company or any Holder in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to the Company or any Holder at law or in equity or otherwise.

(b) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by the Company and the Required Holders

4.8 Entire Agreement. This Agreement and the other writings referred to herein or therein or delivered pursuant hereto or thereto, contain the entire agreement between the Holders and the Company with respect to the subject matter hereof and supersede all prior and contemporaneous arrangements or understandings with respect thereto.

4.9 Remedies; Specific Performance.

(a) Each Holder shall have all rights and remedies reserved for such Holder pursuant to this Agreement and all rights and remedies which such Holder has been granted at any time under any other agreement or contract and all of the rights which such Holder has under any law or equity. Any Person having any rights under any provision of this Agreement will be entitled to enforce such rights specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law or equity.

(b) The parties hereto recognize and agree that money damages may be insufficient to compensate the Holders of any Registrable Securities for breaches by the Company of the terms hereof and, consequently, that the Holders shall be entitled to the equitable remedies of injunctive relief and of specific performance of the terms hereof in the event of any such breach. If any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.

4.10 Negotiated Agreement. This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to the construction or interpretation hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

YUMA ENERGY, INC.

By:	/s/
Name
Title

Counterpart Signature Page

FOR ENTITY INVESTORS:		FOR INDIVIDUAL INVESTORS:

Signature:
[Name of Entity]		Name:
By:	/s/
Name:
Title:
Taxpayer ID #:

ADDRESS FOR NOTICE:

Attention:
Tel:
Fax:
E-mail:

With a copy to:

Attention:
Tel:
Fax:
E-mail:

Annex F

February 10, 2016

Board of Directors
Yuma Energy, Inc.
1177 West Loop South, Suite 1825
Houston, Texas 77090

RE: Yuma Energy, Inc. | Fairness Opinion – Davis

Members of the Board of Directors:

Roth Capital Partners, LLC (“Roth”) understands that Yuma Energy, Inc., a California corporation (“Yuma”), Yuma Delaware Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Yuma (“Delaware Merger Subsidiary”), Yuma Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Delaware Merger Subsidiary (“Merger Subsidiary”), and Davis Petroleum Acquisition Corp., a Delaware corporation (“Target Company”), intend to enter into an Agreement and Plan of Merger and Reorganization (the “Agreement”) pursuant to which, among other things (1) Yuma shall be merged with and into Delaware Merger Subsidiary, and effect a one-for-ten reverse stock split (the “Reverse Split”) of its common stock, no par value per share (the “Yuma Common Stock”), and convert each of its 9.25% Series A Cumulative Redeemable Preferred Stock, no par value per share (the “Yuma Preferred Stock”), into 35 shares on a pre-Reverse Split basis (3.5 shares on a post-Reverse Split basis) of common stock of Delaware Merger Subsidiary, par value $0.001 per share (the “Yuma Delaware Common Stock”), the separate existence of Yuma shall cease, and Delaware Merger Subsidiary will continue as the surviviving corporation, hereinafter referred to as “Yuma Delaware” (the “Reincorporation Merger”) and (2) as soon as practicable after the Reincorporation Merger, Merger Subsidiary shall be merged with and into Target Company, the separate existence of Merger Subsidiary shall cease, and Target Company will continue as the surviving corporation (the “Merger” and altogether, the “Transaction”). Pursuant to the Agreement, all issued and outstanding shares of common stock of Target Company, par value $0.01 per share (the “Target Company Common Stock”), other than Dissenting Shares (as defined in the Agreement), or shares of Target Company Common Stock (1) owned by any subsidiary of Yuma, Yuma Delaware or Merger Subsidiary or (2) held in treasury by Target Company, will be converted into the right to receive an estimated aggregate of 14,484,870 shares (on a post-Reverse Split basis) of Yuma Delaware Common Stock, representing 61.1% of the issued and outstanding shares of Yuma Delaware Common Stock at the time of such conversion. In addition, all issued and outstanding shares of Series A Preferred Stock of Target Company, par value $0.01 per share (the “Target Company Preferred Stock”), other than Dissenting Shares (as defined in the Agreement), or shares of Target Company Preferred Stock (1) owned by any subsidiary of Yuma, Yuma Delaware or Merger Subsidiary or (2) held in treasury by Target Company, will be converted into the right to receive an estimated aggregate of 3,276,533 shares (on a post-Reverse Split basis) of Series D Convertible Preferred Stock of Yuma Delaware, par value $0.001 per share (the “Yuma Delaware Preferred Stock”). The total number of shares of Yuma Delaware Common Stock and Yuma Delaware Preferred Stock to be paid are referred to herein as the “Total Consideration.”

You have asked us to render our opinion with respect to the fairness, from a financial point of view, to Yuma of the Total Consideration being paid as part of the Transaction. The terms and conditions of the Transaction are more fully set forth in the Agreement.

For purposes of the opinion set forth herein, we have, among other things, reviewed a draft of the Agreement, dated as of February 8, 2016, and drafts of certain related documents, and also:

ROTH Capital Partners, LLC
888 San Clemente Drive | Newport Beach, CA 92660   | 800.678.9147 | www.roth.com |
Member FINRA/SIPC

F-1

Yuma Energy, Inc. | Fairness Opinion – Davis
February 10, 2016

(i)	reviewed certain publicly available and other business and financial information provided by Yuma that we believe to be relevant to our inquiry;

(ii)	reviewed certain internal financial statements and other financial and operating data concerning Yuma and Target Company, respectively;

(iii)	reviewed a reserve engineering report, from Target Company, prepared by Netherland Sewell & Associates, Inc., dated January 6, 2016 (the “Reserve Report”);

(iv)
discussed the past and current operations, financial condition and prospects of each of Target Company and Yuma with management of Yuma, including the assessments of the management of Yuma as to the liquidity needs of, and financing alternatives and other capital resources available to, Yuma;

(v)	participated in certain discussions with management of Yuma regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction;

(vi)	reviewed the reported prices and trading activity for the Yuma Common Stock and the Yuma Preferred Stock;

(vii)	compared selected market valuation metrics of certain publicly-traded companies we deemed relevant with those same metrics implied by the Transaction;

(viii)
compared the financial performance of  Yuma and Target Company, respectively, the prices and trading activity of Yuma Common Stock with that of certain publicly traded companies we deemed relevant, and other trading data for public companies which we deemed comparable to Target Company;

(ix)	compared the financial terms of the Transaction to financial terms, to the extent publicly available, of certain other acquisition transactions we deemed relevant;

(x)	participated in certain discussions with management of Yuma, and with representatives of Yuma’s Board of Directors and its legal and professional advisors; and

(xi)
performed such other analyses, reviewed such other information and considered such other data, financial studies, analyses, and financial, economic and market criteria, and such other factors as we have deemed appropriate.

In conducting our review and arriving at our opinion, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being accurate and complete, and we have further relied upon the assurances of management of Yuma that the information provided was accurate and complete in all material respects when given to us and that they are not aware of any facts that would make any of the information reviewed by us inaccurate, incomplete or misleading in any material respect.  With respect to the Reserve Report, we have assumed and relied upon such information being accurate and complete, and without amendment. With respect to the total number of shares of Yuma Delaware Preferred Stock to be paid, we have assumed and relied upon discussions with the management of Yuma, that Target Company’s Board of Directors will declare and issue a dividend on the Target Company Preferred Stock , payable in kind, before the Closing (as defined in the Agreement). We have not been engaged to assess the achievability of any projections or the assumptions on which they were based, and we express no view as to such projections or assumptions.  In addition, we have not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities, including any pending or threatened litigation, regulatory action, administrative investigations, possible un-asserted claims or other contingent liabilities, to which Yuma, Target Company, or any of their respective affiliates was a party or may be subject, nor have we been furnished with any such valuation or appraisal, and our opinion makes no assumption concerning, and therefore does not consider, the possible assertions of claims, outcomes or damages arising out of any such matters. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties, assets or facilities of Yuma or Target Company. We have relied, with the consent of Yuma, on the assessments of Yuma and its advisors as to all accounting, legal, tax and regulatory matters with respect to Yuma and the Transaction.

F-2

Yuma Energy, Inc. | Fairness Opinion – Davis
February 10, 2016

We did not evaluate the solvency or creditworthiness of Yuma or Target Company under any applicable law relating to bankruptcy, insolvency, fraudulent transfer or similar matters.  We express no opinion regarding the liquidation value of Yuma or Target Company or any other entity.

We also have assumed, with your consent, that the Transaction will be consummated in accordance with the terms set forth in the Agreement and in compliance with the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended, and all other applicable federal, state and local statutes, rules, regulations and ordinances and the rules and regulations of the NYSE MKT and any other applicable exchanges, that the Agreement is enforceable against each of the parties thereto in accordance with its terms, that the representations and warranties of each party in the Agreement are true and correct, that each party will perform on a timely basis all covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof.  We have further assumed that the Agreement when signed will conform to the draft Agreement, dated as of February 8, 2016, without amendment and in all respects material to our analysis, and that the Transaction will be consummated in all material respects as described in the draft Agreement provided to us. We have also assumed that all governmental, regulatory and other consents and approvals required to consummate the Transaction will be obtained and that, in the course of obtaining any of those consents and approvals, no modification, delay, limitation, restriction or condition will be imposed or waivers made that would have an adverse effect on Yuma or Target Company or on the contemplated benefits of the Transaction.

Our opinion addresses only the fairness, from a financial point of view, to Yuma of the Total Consideration being paid, and our opinion does not in any manner address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection with the Transaction or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Total Consideration or otherwise.  Our opinion also does not address the relative merits of the Transaction as compared to any alternative business strategies or transactions that might exist for Yuma, the underlying business decision of Yuma to proceed with the Transaction, or the effects of any other transaction in which Yuma will or might engage. The issuance of this opinion was approved by Roth’s fairness opinion committee. Our opinion is necessarily based on economic, market and other conditions as they exist and can be evaluated on, and the information made available to us on, the date hereof.  We express no opinion as to the underlying valuation, future performance or long-term viability of Yuma or Target Company. Further, we express no opinion as to the actual value of the shares of Yuma Delaware Common Stock or Yuma Delaware Preferred Stock when issued pursuant to the Agreement or the prices at which shares of Yuma Common Stock, Yuma Preferred Stock, Yuma Delaware Common Stock or Yuma Delaware Preferred Stock will trade at any time before, after or during the Transaction, as applicable.  We do not address any legal, regulatory, accounting, tax or other similar matters. It should be understood that, although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.

We have been engaged by Yuma to act as its financial advisor in connection with the Transaction and to render this opinion to its Board of Directors. We will receive a fee of $125,000 from Yuma for rendering this opinion. No portion of such fee is based upon whether we deliver a favorable opinion with respect to the Total Consideration. In addition, and regardless of whether the Transaction is consummated, Yuma agreed to reimburse us for our out of pocket expenses incurred in connection with our services, including fees and disbursements of our legal counsel, up to $15,000 in the aggregate. Yuma has agreed to indemnify us for certain liabilities, including liabilities under the federal securities laws, and other items arising out our engagement. We have also received $525,000 in aggregate other advisory fees during the past two years acting as financial advisor to Pyramid Oil Company, the predecessor to Yuma, in connection with the merger of Yuma’s subsidiary with and into Pyramid Oil Company, which subsequently became Yuma Energy, Inc., in September 2014.

Roth, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We and our affiliates are currently providing and may in the future provide investment banking and other financial services to Yuma and its affiliates for which we and our affiliates have received and would expect to receive compensation.  We are a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services.

F-3

Yuma Energy, Inc. | Fairness Opinion – Davis
February 10, 2016

In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Yuma, and accordingly, may at any time hold a long or a short position in such securities. We may in the future provide investment banking and financial services to Yuma or Target Company for which we would expect to receive compensation.

It is understood that this letter is furnished for the information of Yuma’s Board of Directors in connection with its evaluation of the Transaction and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the Transaction.  This opinion may not be reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent.  In furnishing this opinion, we do not admit that we are experts within the meaning of the term “experts” as used in the Securities Act and the rules and regulations thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

On the basis of and subject to the foregoing, and such other factors as we deemed relevant, we are of the opinion as of the date hereof that the Total Consideration being paid is fair to Yuma, from a financial point of view.

Very truly yours,

/s/ Roth Capital Partners, LLC

F-4

March 4, 2016

Board of Directors
Yuma Energy, Inc.
1177 West Loop South, Suite 1825
Houston, Texas 77090

RE: Yuma Energy, Inc. | Adjustment Letter to Fairness Opinion

Members of the Board of Directors:

On February 10, 2016 ROTH Capital Partners, LLC (“ROTH”) presented an analysis related to the proposed merger between Yuma Energy, Inc. (“Yuma”) and Davis Petroleum (“Davis”) concluding with ROTH rendering its verbal opinion as to the fairness, from a financial point of view of the Total Consideration being paid by Yuma. Total Consideration shall have the meaning ascribed to it in the Agreement and Plan of Merger and Reorganization, dated as of February 10, 2016, by and among Davis, Yuma, Yuma Delaware Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Yuma, Yuma Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Delaware Merger Subsidiary.

In the analysis provided to the Yuma Board of Directors, ROTH utilized the assumption that Yuma would issue 32,765,335 shares of a new series of Preferred Stock to the current holders of the Davis Preferred stock, which, based upon the liquidation value of the new series of Preferred Stock, represented $18,670,473 of consideration being paid by Yuma.

On February 26, 2016, we were informed that the number of Davis preferred shares outstanding was incorrectly provided to ROTH prior to its analysis. This will result in an increase of 4,631 shares of the new series of Preferred Stock being issued by Yuma to Davis to a total of 32,769,966 shares. This will increase the Total Consideration being paid by Yuma by $2,639.11 for a total of $18,673,112.

In our view, these adjustments do not materially change the underlying analysis utilized by ROTH in rendering its opinion to the fairness from a financial point of view of the Total Consideration being paid by Yuma.

Very truly yours,

/s/ Roth Capital Partners, LLC

ROTH Capital Partners, LLC
888 San Clemente Drive | Newport Beach, CA 92660   | 800.678.9147 | www.roth.com |
Member FINRA/SIPC

F-5

May 25, 2016

Board of Directors
Yuma Energy, Inc.
1177 West Loop South
Suite 1825
Houston, TX 77027

RE: Yuma Energy, Inc. | Fairness Opinion – Davis (Exchange Ratio)

Members of the Board of Directors:

Roth Capital Partners, LLC (“Roth”) understands that Yuma Energy, Inc., a California corporation (“Yuma”), Yuma Delaware Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Yuma (“Delaware Merger Subsidiary”), Yuma Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Delaware Merger Subsidiary (“Merger Subsidiary”), and Davis Petroleum Acquisition Corp., a Delaware corporation (“Davis”), entered into an Agreement and Plan of Merger and Reorganization (the “Agreement”) on February 10, 2016, pursuant to which, among other things (1) Yuma shall be merged with and into Delaware Merger Subsidiary, and effect a one-for-ten reverse stock split (the “Reverse Split”) of its common stock, no par value per share (the “Yuma Common Stock”), and convert each of its outstanding shares of 9.25% Series A Cumulative Redeemable Preferred Stock, no par value per share (the “Yuma Preferred Stock”), into 35 shares on a pre-Reverse Split basis (3.5 shares on a post-Reverse Split basis) of common stock of Delaware Merger Subsidiary, par value $0.001 per share (the “Yuma Delaware Common Stock”), the separate existence of Yuma shall cease, and Delaware Merger Subsidiary will continue as the surviving corporation, hereinafter referred to as “Yuma Delaware” (the “Reincorporation Merger”) and (2) as soon as practicable after the Reincorporation Merger, Merger Subsidiary shall be merged with and into Davis, the separate existence of Merger Subsidiary shall cease, and Davis will continue as the surviving corporation and a wholly owned subsidiary of Yuma Delaware (the “Merger” and altogether, the “Transaction”). Pursuant to the Agreement, each issued and outstanding share of common stock of Davis, par value $0.01 per share (the “Davis Common Stock”), other than Dissenting Shares (as defined in the Agreement), or shares of Davis Common Stock (1) owned by any subsidiary of Yuma, Yuma Delaware or Merger Subsidiary or (2) held in treasury by Davis, will be converted into the right to receive an estimated 0.09621 (the “Exchange Ratio”) shares of Yuma Delaware Common Stock (on a post-Reverse Split basis). In addition, each issued and outstanding share of Series A Preferred Stock of Davis, par value $0.01 per share (the “Davis Preferred Stock”), other than Dissenting Shares (as defined in the Agreement), or shares of Davis Preferred Stock (1) owned by any subsidiary of Yuma, Yuma Delaware or Merger Subsidiary or (2) held in treasury by Davis, will be converted into the number of shares of Series D Convertible Preferred Stock of Yuma Delaware, par value $0.001 per share (the “Yuma Delaware Preferred Stock”) equal to the Exchange Ratio. The Exchange Ratio will be adjusted based on the number of outstanding shares of Yuma Delaware Common Stock on the date of the Closing (as defined in the Agreement); however, the Exchange Ratio will not be adjusted to reflect changes in the market price of Yuma Delaware Common Stock.  After the Closing, if there are no Dissenting Shares, former holders of Davis Common Stock will own approximately 61.1% of Yuma Delaware Common Stock then outstanding and former holders of Yuma Common Stock and Yuma Preferred Stock will own approximately 38.9% of Yuma Delaware Common Stock then outstanding.

ROTH Capital Partners, LLC
888 San Clemente Drive | Newport Beach, CA 92660   | 800.678.9147 | www.roth.com |
Member FINRA/SIPC

F-6

Yuma Energy, Inc. | Fairness Opinion – Davis (Exchange Ratio)
May 25, 2016

On February 10, 2016, we rendered our opinion to you with respect to the fairness, from a financial point of view of the merger consideration payable by Yuma to holders of Davis Common Stock and Davis Preferred Stock in connection with the Transaction. You have also asked us to render our opinion with respect to the fairness, from a financial point of view, to Yuma of the Exchange Ratio, as of February 10, 2016. The terms and conditions of the Transaction are more fully set forth in the Agreement.

For purposes of the opinion set forth herein, we have, among other things, reviewed the Agreement, dated as of February 10, 2016, and certain related documents, and also:

(i)	reviewed certain publicly available and other business and financial information provided by Yuma that we believe to be relevant to our inquiry;

(ii)	reviewed certain internal financial statements and other financial and operating data concerning Yuma and Davis, respectively;

(iii)
reviewed a reserve engineering report, from Davis, prepared by Netherland Sewell & Associates, Inc., dated January 6, 2016 (the “Target Reserve Report”), and a reserve engineering report, from Yuma, prepared by Netherland Sewell & Associates, dated January 22, 2016 (together with the Target Reserve Report, the “Reserve Reports”);

(iv)
discussed the past and current operations, financial condition and prospects of each of Davis and Yuma with management of Yuma, including the assessments of the management of Yuma as to the liquidity needs of, and financing alternatives and other capital resources available to, Yuma;

(v)	participated in certain discussions with management of Yuma regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction;

(vi)	reviewed the reported prices and trading activity for the Yuma Common Stock and the Yuma Preferred Stock;

(vii)	compared selected market valuation metrics of certain publicly-traded companies we deemed relevant with those same metrics implied by the Transaction;

(viii)
compared the financial performance of Yuma and Davis, respectively, the prices and trading activity of Yuma Common Stock with that of certain publicly traded companies we deemed relevant, and other trading data for public companies which we deemed comparable to Davis and Yuma;

(ix)	compared the financial terms of the Transaction to financial terms, to the extent publicly available, of certain other acquisition transactions we deemed relevant;

(x)	participated in certain discussions with management of Yuma, and with representatives of Yuma’s Board of Directors and its legal and professional advisors; and

(xi)
performed such other analyses, reviewed such other information and considered such other data, financial studies, analyses, and financial, economic and market criteria, and such other factors as we have deemed appropriate.

F-7

Yuma Energy, Inc. | Fairness Opinion – Davis (Exchange Ratio)
May 25, 2016

In conducting our review and arriving at our opinion, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being accurate and complete, and we have further relied upon the assurances of management of Yuma that the information provided was accurate and complete in all material respects when given to us and that they are not aware of any facts that would make any of the information reviewed by us inaccurate, incomplete or misleading in any material respect. With respect to the Reserve Reports, we have assumed and relied upon such information being accurate and complete, and without amendment. With respect to the total number of shares of Yuma Delaware Preferred Stock to be paid, we have assumed and relied upon discussions with the management of Yuma, that Davis’s Board of Directors will declare and issue a dividend on the then issued and outstanding shares of Davis Preferred Stock, payable in kind, for the quarters ended March 31, 2016 and June 30, 2016. We have not been engaged to assess the achievability of any projections or the assumptions on which they were based, and we express no view as to such projections or assumptions. In addition, we have not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities, including any pending or threatened litigation, regulatory action, administrative investigations, possible un-asserted claims or other contingent liabilities, to which Yuma, Davis, or any of their respective affiliates was a party or may be subject, nor have we been furnished with any such valuation or appraisal, and our opinion makes no assumption concerning, and therefore does not consider, the possible assertions of claims, outcomes or damages arising out of any such matters. In addition, we have not assumed any obligation to conduct, nor have we conducted any physical inspection of the properties, assets or facilities of Yuma or Davis. We have relied, with the consent of Yuma, on the assessments of Yuma and its advisors as to all accounting, legal, tax and regulatory matters with respect to Yuma and the Transaction. We did not evaluate the solvency or creditworthiness of Yuma or Davis under any applicable law relating to bankruptcy, insolvency, fraudulent transfer or similar matters. We express no opinion regarding the liquidation value of Yuma or Davis or any other entity.

We also have assumed, with your consent, that the Transaction will be consummated in accordance with the terms set forth in the Agreement and in compliance with the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended, and all other applicable federal, state and local statutes, rules, regulations and ordinances and the rules and regulations of the NYSE MKT and any other applicable exchanges, that the Agreement is enforceable against each of the parties thereto in accordance with its terms, that the representations and warranties of each party in the Agreement are true and correct, that each party will perform on a timely basis all covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have further assumed that the Transaction will be consummated in all material respects as described in the Agreement. We have also assumed that all governmental, regulatory and other consents and approvals required to consummate the Transaction will be obtained and that, in the course of obtaining any of those consents and approvals, no modification, delay, limitation, restriction or condition will be imposed or waivers made that would have an adverse effect on Yuma or Davis or on the contemplated benefits of the Transaction.

Our opinion addresses only the fairness, as of February 10, 2016, from a financial point of view, to Yuma of the Exchange Ratio, and our opinion does not in any manner address any other aspect or implication of the Transaction or any agreement, arrangement or  understanding entered into in connection with the Transaction or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Exchange Ratio or otherwise. Our opinion also does not address the relative merits of the Transaction as compared to  any alternative business strategies or transactions that might exist for Yuma, the underlying business decision of Yuma to proceed with the Transaction, or the effects of any other transaction in which Yuma will or might engage. The issuance of this opinion was approved by Roth’s fairness opinion committee. Our opinion is necessarily based on economic, market and other conditions as they did exist and can be evaluated on, and the information made available to us on, the date hereof.  We express no opinion as to the underlying valuation, future performance or long-term viability of Yuma or Davis. Further, we express no opinion as to the actual value of the shares of Yuma Delaware Common Stock or Yuma Delaware Preferred Stock when issued pursuant to the Agreement or the prices at which shares of Yuma Common Stock, Yuma Preferred Stock, Yuma Delaware Common Stock or Yuma Delaware Preferred Stock will trade at any time before, after or during the Transaction, as applicable. We do not address any legal, regulatory, accounting, tax or other similar matters. It should be understood that our opinion is based on market and industry data as of February 10, 2016, and although developments

F-8

Yuma Energy, Inc. | Fairness Opinion – Davis (Exchange Ratio)
May 25, 2016

after February 10, 2016 may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.

We have been engaged by Yuma to act as its financial advisor in connection with the Transaction and to render this opinion to its Board of Directors. We will receive a fee of $75,000 from Yuma for rendering this opinion. No portion of such fee is based upon whether we deliver a favorable opinion with respect to the Exchange Ratio. In addition, and regardless of whether the Transaction is consummated, Yuma agreed to reimburse us for our out of pocket expenses incurred in connection with our services, including fees and disbursements of our legal counsel, up to $15,000 in the aggregate. Yuma has agreed to indemnify us for certain liabilities, including liabilities under the federal securities laws, and other items arising out our engagement. We have also received $650,000 in aggregate other advisory fees during the past two years acting as financial advisor to Yuma, in connection with the Transaction, and to Pyramid Oil Company, the predecessor to Yuma, in connection with the merger of Yuma’s subsidiary with and into Pyramid Oil Company, which subsequently became Yuma Energy, Inc., in September 2014.

Roth, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We and our affiliates are currently providing and may in the future provide investment banking and other financial services to Yuma and its affiliates for which we and our affiliates have received and would expect to receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Yuma, and accordingly, may at any time hold a long or a short position in such securities. We may in the future provide investment banking and financial services to Yuma or Davis for which we would expect to receive compensation.

It is understood that this letter is furnished for the information of Yuma’s Board of Directors in connection with its evaluation of the Transaction and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the Transaction. This opinion may not be reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. In furnishing this opinion, we do not admit that we are experts within the meaning of the term “experts” as used in the Securities Act and the rules and regulations thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

On the basis of and subject to the foregoing, and such other factors as we deemed relevant, we are of the opinion, that, as of February 10, 2016, the Exchange Ratio is fair to Yuma, from a financial point of view.

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

F-9

Annex G

Section 262 of the General Corporation Law of the State of Delaware

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex H
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
YUMA DELAWARE MERGER SUBSIDIARY, INC.

Yuma Delaware Merger Subsidiary, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

A. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on February 10, 2016.

B. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the “DGCL”), and has been duly approved by the written consent of the stockholder of the Corporation in accordance with Section 228 of the DGCL.

C. The Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read as follows:

ARTICLE I

The name of the Corporation is Yuma Energy, Inc.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, Delaware 19808. The name of the registered agent at that address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

ARTICLE IV

A.           Classes of Stock. The total number of shares of stock that the Corporation shall have authority to issue is 120,000,000, consisting of 100,000,000 shares of Common Stock, $0.001 par value per share, and 20,000,000 shares of Preferred Stock, $0.001 par value per share.

B.           Increase or Decrease in Authorized Capital Stock. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in this Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

C.           Rights of Preferred Stock. The Board of Directors is authorized, subject to limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series and to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any wholly unissued series of Preferred Stock, including without limitation authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.

D.           Rights of Common Stock. Each share of Common Stock shall entitle the holder thereof to one (1) vote on each matter submitted to a vote or for the consent of holders of Common Stock.

ARTICLE V

A.           General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

B.           Number of Directors; Election.  Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, the number of directors that constitutes the entire Board of Directors of the Corporation shall be fixed by or in the manner provided in the Bylaws of the Corporation. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, each director of the Corporation shall hold office until the expiration of the term for which he or she is elected and until his or her successor has been duly elected and qualified or until his or her earlier resignation, death or removal.

C.           Classified Board Structure. Effective upon the acceptance of this Certificate of Incorporation for filing by the Secretary of State of the State of Delaware (the “Effective Date”), and subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, the directors of the Corporation shall be divided into three classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III. The Board of Directors may assign members of the Board of Directors already in office to such classes at the time such classification becomes effective. The term of office of the initial Class I directors shall expire at the first regularly-scheduled annual meeting of stockholders following the Effective Date, the term of office of the initial Class II directors shall expire at the second annual meeting of stockholders following the Effective Date and the term of office of the initial Class III directors shall expire at the third annual meeting of stockholders following the Effective Date. At each annual meeting of stockholders, commencing with the first regularly-scheduled annual meeting of stockholders following the Effective Date, each of the successors elected to replace the directors of a Class whose term shall have expired at such annual meeting shall be elected to hold office until the third annual meeting next succeeding his or her election and until his or her respective successor shall have been duly elected and qualified.

Notwithstanding the foregoing provisions of this Article V, and subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, each director shall serve until his or her successor is duly elected and qualified or until his or her death, resignation, or removal. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, if the number of directors is hereafter changed, any newly created directorships or decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Notwithstanding the foregoing provisions of this Article V, beginning on the first date on which the former stockholders of Davis Petroleum Acquisition Corp. (“DPAC”) beneficially own less than fifty percent (50%) of the aggregate voting power of all outstanding shares of stock entitled to vote in the election of the Corporation’s directors (the “Trigger Date”), and subject to the rights of the holders of any Preferred Stock to elect additional directors under circumstances specified herein or in the designation for any series of Preferred Stock, at each annual meeting of the stockholders after the Trigger Date, each of the successors elected to replace  a director whose term of office shall expire at such annual meeting (including directors who are reelected) shall serve for a term of one year ending on the date of the next annual meeting of stockholders and until his or her respective successor shall have been duly elected and qualified. The Corporation shall be entitled to rely on all filings, if any, submitted by such former DPAC stockholders with any governmental agencies or, exclusively for purposes of this provision, on a certificate from such former DPAC stockholder certifying to the Corporation as to such former DPAC stockholder’s beneficial ownership.

D.           Removal; Vacancies. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, any director may be removed from office by the stockholders of the Corporation only for cause. Vacancies occurring on the Board of Directors for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director, at any meeting of the Board of Directors. A person so elected by the Board of Directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be duly elected and qualified.

ARTICLE VI

A.           Amendment of Bylaws. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

B.           Written Ballot. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

C.           Stockholder Action by Written Consent. Any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal executive offices, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded.

D.           Special Meetings. Special meetings of the stockholders may be called only by (i) the Board of Directors pursuant to a resolution adopted by a majority of the Board; (ii) the chairperson of the Board of Directors; (iii) the chief executive officer of the Corporation; (iv) the president of the Corporation (in the absence of a chief executive officer); or (v) the secretary of the Corporation whenever requested in writing to do so by holders of at least ten percent (10%) of the voting power of the issued and outstanding shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class, but a special meeting may not be called by any other person or persons.

E.           No Cumulative Voting. No stockholder will be permitted to cumulate votes at any election of directors.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this ARTICLE VII.

ARTICLE VIII

To the fullest extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Neither any amendment nor repeal of this ARTICLE VIII, nor the adoption of any provision of the Corporation’s Certificate of Incorporation inconsistent with this ARTICLE VIII, shall eliminate or reduce the effect of this ARTICLE VIII in respect of any matter occurring, or any cause of action, suit or proceeding accruing or arising or that, but for this ARTICLE VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

Subject to any provisions in the Bylaws of the Corporation related to indemnification of directors or officers of the Corporation, the Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

The Corporation shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or a bylaw of the Corporation shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the Bylaws of the Corporation after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE X

If any provision of this Certificate of Incorporation becomes or is declared on any ground by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Certificate of Incorporation, and the court will replace such illegal, void or unenforceable provision of this Certificate of Incorporation with a valid and enforceable provision that most accurately reflects the Corporation’s intent, in order to achieve, to the maximum extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Certificate of Incorporation shall be enforceable in accordance with its terms.

Except as provided in ARTICLE VIII and ARTICLE IX above, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of the Corporation required by law or by this Certificate of Incorporation, the affirmative vote of the holders of not less than a majority of the voting power of the issued and outstanding shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provision of this Certificate of Incorporation inconsistent with, ARTICLE V, ARTICLE VI, ARTICLE VII, ARTICLE VIII, ARTICLE IX or this ARTICLE X.

IN WITNESS WHEREOF, Yuma Delaware Merger Subsidiary, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by the Chief Executive Officer of the Corporation on this [●] day of [●], 2016.

By: ________________________________
Name:
Title: Chief Executive Officer

Annex I

AMENDED AND RESTATED BYLAWS OF

YUMA DELAWARE MERGER SUBSIDIARY, INC.

(initially adopted on February 10, 2016 and amended and restated on [●], 2016)

TABLE OF CONTENTS
(continued)

AMENDED AND RESTATED BYLAWS
OF
YUMA DELAWARE MERGER SUBSIDIARY, INC.

ARTICLE I - CORPORATE OFFICES

1.1           REGISTERED OFFICE

The registered office of Yuma Delaware Merger Subsidiary, Inc. (the “corporation”), shall be fixed in the corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “certificate of incorporation”).

1.2           OTHER OFFICES

The corporation’s board of directors (the “board of directors”) may at any time establish other offices at any place or places where the corporation is qualified to do business.

ARTICLE II - MEETINGS OF STOCKHOLDERS

2.1           PLACE OF MEETINGS

Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the board of directors. The board of directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the corporation’s principal executive office.

2.2           ANNUAL MEETING

The annual meeting of stockholders shall be held on such date, at such time, and at such place (if any) within or without the State of Delaware as shall be designated from time to time by the board of directors and stated in the corporation’s notice of the meeting. At the annual meeting, directors shall be elected and any other proper business, brought in accordance with Section 2.4 of these bylaws, may be transacted. The board of directors may cancel, postpone or reschedule any previously scheduled annual meeting at any time, before or after the notice for such meeting has been sent to the stockholders.

2.3           SPECIAL MEETING

(i)           A special meeting of the stockholders, other than those required by statute, may be called at any time by (A) the board of directors, (B) the chairperson of the board of directors, (C) the chief executive officer of the corporation, (D) the president of the corporation (in the absence of a chief executive officer), or (E) by the secretary of the corporation whenever requested in writing to do so by holders of at least ten percent (10%) of the voting power of the issued and outstanding shares of the corporation entitled to vote generally in the election of directors, voting together as a single class, but a special meeting may not be called by any other person or persons.

(ii)           If any person(s) other than the board of directors calls a special meeting, the request shall:

(A) be in writing;

(B) specify the general nature of the business proposed to be transacted; and

(C) be delivered personally or sent by registered mail or by facsimile transmission to the secretary of the corporation.

(iii)           Upon receipt of such a request, the board of directors shall determine the date, time and place of such special meeting, which must be scheduled to be held on a date that is within ninety (90) days of receipt by the secretary of the request therefor, and the secretary of the corporation shall prepare a proper notice thereof. No business may be transacted at such special meeting other than the business specified in the notice to stockholders of such meeting. Nothing contained in this Section 2.3(iii) shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the board of directors may be held.

2.4           ADVANCE NOTICE PROCEDURES

(i)            Advance Notice of Stockholder Business. At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be brought: (A) pursuant to the corporation’s proxy materials with respect to such meeting, (B) by or at the direction of the board of directors, or (C) by a stockholder of the corporation who (1) is a stockholder of record at the time of the giving of the notice required by this Section 2.4(i) and on the record date for the determination of stockholders entitled to vote at the annual meeting and (2) has timely complied in proper written form with the notice procedures set forth in this Section 2.4(i). In addition, for business to be properly brought before an annual meeting by a stockholder, such business must be a proper matter for stockholder action pursuant to these bylaws and applicable law. For the avoidance of doubt, except for proposals properly made in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, or any successor thereto (the “Exchange Act”), and the regulations thereunder (or any successor rule and in any case as so amended), clause (C) above shall be the exclusive means for a stockholder to bring business before an annual meeting of stockholders.

(a)           To comply with clause (C) of Section 2.4(i) above, a stockholder’s notice must set forth all information required under this Section 2.4(i) and must be timely received by the secretary of the corporation. To be timely, a stockholder’s notice must be received by the secretary at the principal executive offices of the corporation not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which the corporation first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or if the date of the annual meeting is advanced by more than thirty (30) days prior to or delayed by more than sixty (60) days after the one-year anniversary of the date of the previous year’s annual meeting, then, for notice by the stockholder to be timely, it must be so received by the secretary not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting, or (ii) the 10th day following the day on which Public Announcement (as defined below) of the date of such annual meeting is first made. In no event shall any adjournment, rescheduling or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described in this Section 2.4(i)(a). The term “Public Announcement” means disclosure made in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the corporation with the U.S. Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(b)           To be in proper written form, a stockholder’s notice to the secretary must set forth as to each matter of business the stockholder intends to bring before the annual meeting: (1) a brief description of the business intended to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (2) the name and address, as they appear on the corporation’s books, of the stockholder proposing such business and any Stockholder Associated Person (as defined below), (3) the class and number of shares of the corporation that are held of record or are beneficially owned by the stockholder or any Stockholder Associated Person and any derivative positions held or beneficially held by the stockholder or any Stockholder Associated Person, (4) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such stockholder or any Stockholder Associated Person with respect to any securities of the corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such stockholder or any Stockholder Associated Person with respect to any securities of the corporation, (5) any material interest of the stockholder or a Stockholder Associated Person in such business, and (6) a statement whether either such stockholder or any Stockholder Associated Person will deliver a proxy statement and form of proxy to holders of at least the percentage of the voting power of the corporation’s voting shares required under applicable law to carry the proposal (such information provided and statements made as required by clauses (1) through (6), a “Business Solicitation Statement”). In addition, to be in proper written form, a stockholder’s notice to the secretary must be supplemented not later than ten (10) days following the record date for the determination of stockholders entitled to notice of the meeting to disclose the information contained in clauses (3) and (4) above as of the record date. For purposes of this Section 2.4, a “Stockholder Associated Person” of any stockholder shall mean (i) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (ii) any beneficial owner of shares of stock of the corporation owned of record or beneficially by such stockholder and on whose behalf the proposal or nomination, as the case may be, is being made, or (iii) any person controlling, controlled by or under common control with such person referred to in the preceding clauses (i) and (ii).

(c)           Without exception, no business shall be conducted at any annual meeting except in accordance with the provisions set forth in this Section 2.4(i) and, if applicable, Section 2.4(ii). In addition, business proposed to be brought by a stockholder may not be brought before the annual meeting if such stockholder or a Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Business Solicitation Statement applicable to such business or if the Business Solicitation Statement applicable to such business contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. The chairperson of the annual meeting shall, if the facts warrant, determine and declare at the annual meeting that business was not properly brought before the annual meeting and in accordance with the provisions of this Section 2.4(i), and, if the chairperson should so determine, he or she shall so declare at the annual meeting that any such business not properly brought before the annual meeting shall not be conducted.

(ii)            Advance Notice of Director Nominations at Annual Meetings. Notwithstanding anything in these bylaws to the contrary, only persons who are nominated in accordance with the procedures set forth in this Section 2.4(ii) shall be eligible for election or re-election as directors at an annual meeting of stockholders. Nominations of persons for election to the board of directors of the corporation shall be made at an annual meeting of stockholders only (A) by or at the direction of the board of directors or (B) by a stockholder of the corporation who (1) was a stockholder of record at the time of the giving of the notice required by this Section 2.4(ii) and on the record date for the determination of stockholders entitled to vote at the annual meeting and (2) has complied with the notice procedures set forth in this Section 2.4(ii). In addition to any other applicable requirements, for a nomination to be made by a stockholder, the stockholder must have given timely notice thereof in proper written form to the secretary of the corporation.

(a)           To comply with clause (B) of Section 2.4(ii) above, a nomination to be made by a stockholder must set forth all information required under this Section 2.4(ii) and must be received by the secretary of the corporation at the principal executive offices of the corporation at the time set forth in, and in accordance with, the final three sentences of Section 2.4(i)(a) above; provided additionally, however, that in the event that the number of directors to be elected to the board of directors is increased and there is no Public Announcement naming all of the nominees for director or specifying the size of the increased board made by the corporation at least ten (10) days before the last day a stockholder may deliver a notice of nomination pursuant to the foregoing provisions, a stockholder’s notice required by this Section 2.4(ii) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the secretary of the corporation at the principal executive offices of the corporation not later than the close of business on the 10th day following the day on which such Public Announcement is first made by the corporation.

(b)           To be in proper written form, such stockholder’s notice to the secretary must set forth:

(1)           as to each person (a “nominee”) whom the stockholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of the nominee, (B) the principal occupation or employment of the nominee, (C) the class and number of shares of the corporation that are held of record or are beneficially owned by the nominee and any derivative positions held or beneficially held by the nominee, (D) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of the nominee with respect to any securities of the corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of the nominee, (E) a description of all arrangements or understandings between or among any of the stockholder, each nominee and/or any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder or relating to the nominee’s potential service on the board of directors, (F) a written statement executed by the nominee acknowledging that as a director of the corporation, the nominee will owe a fiduciary duty under Delaware law with respect to the corporation and its stockholders, and (G) any other information relating to the nominee that would be required to be disclosed about such nominee if proxies were being solicited for the election of the nominee as a director, or that is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including without limitation the nominee’s written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected); and

(2)           as to such stockholder giving notice, (A) the information required to be provided pursuant to clauses (2) through (5) of Section 2.4(i)(b) above, and the supplement referenced in the second sentence of Section 2.4(i)(b) above (except that the references to “business” in such clauses shall instead refer to nominations of directors for purposes of this paragraph), and (B) a statement whether either such stockholder or Stockholder Associated Person will deliver a proxy statement and form of proxy to holders at least the percentage of the corporation’s voting shares reasonably believed by such stockholder or Stockholder Associated Person to be necessary to elect such nominee(s) (such information provided and statements made as required by clauses (A) and (B) above, a “Nominee Solicitation Statement”).

(c)           At the request of the board of directors, any person nominated by a stockholder for election as a director must furnish to the secretary of the corporation (1) that information required to be set forth in the stockholder’s notice of nomination of such person as a director as of a date subsequent to the date on which the notice of such person’s nomination was given and (2) such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as an independent director of the corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee; in the absence of the furnishing of such information if requested, such stockholder’s nomination shall not be considered in proper form pursuant to this Section 2.4(ii).

(d)           Without exception, no person shall be eligible for election or re-election as a director of the corporation at an annual meeting of stockholders unless nominated in accordance with the provisions set forth in this Section 2.4(ii). In addition, a nominee shall not be eligible for election or re-election if a stockholder or Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Nominee Solicitation Statement applicable to such nominee or if the Nominee Solicitation Statement applicable to such nominee contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. The chairperson of the annual meeting shall, if the facts warrant, determine and declare at the annual meeting that a nomination was not made in accordance with the provisions prescribed by these bylaws, and if the chairperson should so determine, he or she shall so declare at the annual meeting, and the defective nomination shall be disregarded.

(iii)            Advance Notice of Director Nominations for Special Meetings.

(a)           For a special meeting of stockholders at which directors are to be elected pursuant to Section 2.3, nominations of persons for election to the board of directors shall be made only (1) by or at the direction of the board of directors or (2) by any stockholder of the corporation who (A) is a stockholder of record at the time of the giving of the notice required by this Section 2.4(iii) and on the record date for the determination of stockholders entitled to vote at the special meeting and (B) delivers a timely written notice of the nomination to the secretary of the corporation that includes the information set forth in Sections 2.4(ii)(b) and (ii)(c) above. To be timely, such notice must be received by the secretary at the principal executive offices of the corporation not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which Public Announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting. In no event shall any adjournment, rescheduling or postponement of a special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice. A person shall not be eligible for election or re-election as a director at a special meeting unless the person is nominated (i) by or at the direction of the board of directors or (ii) by a stockholder in accordance with the notice procedures set forth in this Section 2.4(iii). In addition, a nominee shall not be eligible for election or re-election if a stockholder or Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Nominee Solicitation Statement applicable to such nominee or if the Nominee Solicitation Statement applicable to such nominee contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading.

(b)           The chairperson of the special meeting shall, if the facts warrant, determine and declare at the meeting that a nomination or business was not made in accordance with the procedures prescribed by these bylaws, and if the chairperson should so determine, he or she shall so declare at the meeting, and the defective nomination or business shall be disregarded.

(iv)           Other Requirements and Rights. In addition to the foregoing provisions of this Section 2.4, a stockholder must also comply with all applicable requirements of state law and of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.4, including, with respect to business such stockholder intends to bring before the annual meeting that involves a proposal that such stockholder requests to be included in the corporation’s proxy statement, the requirements of Rule 14a-8 (or any successor provision) under the Exchange Act. Nothing in this Section 2.4 shall be deemed to affect any right of the corporation to omit a proposal from the corporation’s proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act.

2.5           NOTICE OF STOCKHOLDERS’ MEETINGS

Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the certificate of incorporation or these bylaws, the written notice of any meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

2.6           QUORUM

The holders of a majority of the voting power of the issued and outstanding shares of the corporation entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders, unless otherwise required by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange. Where a separate vote by a class or series or classes or series is required, a majority of the voting power of the issued and outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise required by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange.

Whether or not a quorum is present at a meeting of stockholders, the chairperson of the meeting shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the original meeting.

2.7           ADJOURNED MEETING; NOTICE

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the board of directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and Section 2.11 of these bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

2.8           CONDUCT OF BUSINESS

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business. The chairperson of any meeting of stockholders shall be designated by the board of directors; in the absence of such designation, the chairperson of the board, if any, the chief executive officer (in the absence of the chairperson) or the lead independent director, if any, (in the absence of the chairperson of the board and the chief executive officer), or in their absence any other executive officer of the corporation, shall serve as chairperson of the stockholder meeting.

2.9           VOTING

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock of the corporation held by such stockholder.

Except as otherwise required by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter (at a meeting where a quorum is present) shall be the act of the stockholders. Except as otherwise required by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange, a nominee for director shall be elected to the board of directors if a majority of the votes cast are in favor of such nominee’s election; provided, however, that, if the number of nominees for director exceeds the number of directors to be elected, directors shall be elected by a plurality of the votes of the shares represented in person or by proxy at any meeting of stockholders held to elect directors and entitled to vote on such election of directors.  Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of the voting power of shares of such class or series or classes or series present in person or represented by proxy at the meeting (where a quorum of such class or series is present) shall be the act of such class or series or classes or series, except as otherwise provided by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange.

2.10           STOCKHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise provided by law or the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of issued and outstanding shares of the corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the corporation by delivery to its registered office in the State of Delaware, its principal executive offices, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

2.11           RECORD DATES

In order that the corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the board of directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the board of directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this Section 2.11 at the adjourned meeting.

In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

2.12           PROXIES

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law and filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A written proxy may be in the form of a telegram, cablegram, or other means of electronic transmission which sets forth or is submitted with information from which it can be determined that the telegram, cablegram, or other means of electronic transmission was authorized by the stockholder.

2.13           LIST OF STOCKHOLDERS ENTITLED TO VOTE

The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the meeting date, the list shall reflect the stockholders entitled to vote as of the 10th day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the corporation’s principal place of business. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

2.14           INSPECTORS OF ELECTION

Before any meeting of stockholders, the board of directors shall appoint an inspector or inspectors of election to act at the meeting or its adjournment. The number of inspectors shall be either one (1) or three (3). If any person appointed as inspector fails to appear or fails or refuses to act, then the chairperson of the meeting may, and upon the request of any stockholder or a stockholder’s proxy shall, appoint a person to fill that vacancy; provided further that, in any case, if no inspector or alternate is able to act at a meeting of stockholders, the chairperson of the meeting shall appoint at least one (1) inspector to act at the meeting.

Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. Such inspectors shall:

(i)           determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies;

(ii)           receive votes, ballots or consents;

(iii)           hear and determine all challenges and questions in any way arising in connection with the right to vote;

(iv)           count and tabulate all votes or consents;

(v)           determine when the polls shall close;

(vi)           determine the result; and

(vii)           do any other acts that may be proper to conduct the election or vote with fairness to all stockholders.

The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are three (3) inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.

ARTICLE III - DIRECTORS

3.1           POWERS

The business and affairs of the corporation shall be managed and all such corporate powers shall be exercised by or under the direction of the board of directors, except as may be otherwise provided in the DGCL or the certificate of incorporation.

3.2           NUMBER OF DIRECTORS

The board of directors shall consist of no fewer than two (2) and no more than seven (7) members, each of whom shall be a natural person. Unless the certificate of incorporation fixes the number of directors, the number of directors shall be determined from time to time by resolution of the board of directors; provided, however, that no decrease in the number of directors shall have the effect of shortening the term of any incumbent director.

3.3           ELECTION, QUALIFICATION AND TERM OF OFFICE OF DIRECTORS

Except as provided in Section 3.4 and Section 3.11 of these bylaws, each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The certificate of incorporation or these bylaws may prescribe other qualifications for directors. The board of directors of the corporation, at its first meeting after each annual meeting of stockholders, shall choose a chairperson of the board of directors from its members, and may select any member from time to time thereafter to serve as chairperson of the board of directors.

In accordance with the provisions of the certificate of incorporation, the directors of the corporation shall be divided into three (3) classes.

3.4           RESIGNATION AND VACANCIES

Any director may resign at any time upon notice given in writing or by electronic transmission to the corporation. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of incorporation or these bylaws, when one or more directors resign from the board of directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the certificate of incorporation or these bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If the directors are divided into classes, a person so elected by the directors then in office to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Delaware Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the DGCL.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board of directors (as constituted immediately prior to any such increase), the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the voting power of the issued and outstanding shares of the corporation having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the DGCL as far as applicable.

3.5           PLACE OF MEETINGS; MEETINGS BY TELEPHONE

The board of directors may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the board of directors, or any committee designated by the board of directors, may participate in a meeting of the board of directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6           REGULAR MEETINGS

Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board of directors.

3.7           SPECIAL MEETINGS; NOTICE

Special meetings of the board of directors for any purpose or purposes may be called at any time by the chairperson of the board of directors, the chief executive officer, the secretary or a majority of the authorized number of directors, at such times and places as he or she or they shall designate.

Notice of the time and place of special meetings shall be:

(i)           delivered personally by hand, by courier or by telephone;

(ii)           sent by United States first-class mail, postage prepaid;

(iii)           sent by facsimile; or

(iv)           sent by electronic mail,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or (iii) sent by electronic mail, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four (4) days before the time of the holding of the meeting. Any oral notice may be communicated either to the director or to a person at the office of the director who the person giving notice has reason to believe will promptly communicate such notice to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the corporation’s principal executive office) nor the purpose of the meeting.

3.8           QUORUM; VOTING

At all meetings of the board of directors, a majority of the total authorized number of directors shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the board of directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board of directors, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws.

If the certificate of incorporation provides that one or more directors shall have more or less than one vote per director on any matter, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

3.9           BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting if all members of the board of directors or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board of directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

3.10           FEES AND COMPENSATION OF DIRECTORS

Unless otherwise restricted by the certificate of incorporation or these bylaws, the board of directors shall have the authority to fix the compensation of directors.

3.11           REMOVAL OF DIRECTORS

Unless otherwise provided in the certificate of incorporation, any director may be removed from office by the stockholders of the corporation only for cause.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

ARTICLE IV - COMMITTEES

4.1           COMMITTEES OF DIRECTORS

The board of directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The board of directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors or in these bylaws, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the corporation.

4.2           COMMITTEE MINUTES

Each committee shall keep regular minutes of its meetings and report the same to the board of directors when requested by the board of directors or required.

4.3           MEETINGS AND ACTION OF COMMITTEES

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i)           Section 3.5 (place of meetings and meetings by telephone);

(ii)           Section 3.6 (regular meetings);

(iii)           Section 3.7 (special meetings and notice);

(iv)           Section 3.8 (quorum; voting);

(v)           Section 7.5 (waiver of notice); and

(vi)           Section 3.9 (action without a meeting)

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the board of directors and its members.

Notwithstanding the foregoing:

(A)           the time of regular meetings of committees may be determined either by resolution of the board of directors or by resolution of the committee;

(B)           special meetings of committees may also be called by resolution of the board of directors; and

(C)           notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The board of directors or a committee may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

Any provision in the certificate of incorporation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or these bylaws.

4.4           SUBCOMMITTEES

Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the board of directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE V - OFFICERS

5.1           OFFICERS

The officers of the corporation shall be a chief executive officer and a secretary. The corporation may also have, at the discretion of the board of directors, a chairperson of the board of directors, a vice chairperson of the board of directors, a president, a chief financial officer, a treasurer, one or more vice presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person; provided, however, that, except as provided in Section 5.6 below, the chairperson of the board of directors shall not hold any other office of the corporation.

5.2           APPOINTMENT OF OFFICERS

The board of directors shall appoint the officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3 of these bylaws, subject to the rights, if any, of an officer under any contract of employment. Each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. A failure to elect officers shall not dissolve or otherwise affect the corporation.

5.3           SUBORDINATE OFFICERS

The board of directors may appoint, or empower the chief executive officer of the corporation or, in the absence of a chief executive officer, another officer, to appoint, such other officers and agents as the business of the corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the board of directors may from time to time determine.

5.4           REMOVAL AND RESIGNATION OF OFFICERS

Any officer may be removed, either with or without cause, by an affirmative vote of the majority of the board of directors at any regular or special meeting of the board of directors or, except in the case of an officer chosen by the board of directors, by any officer upon whom such power of removal may be conferred by the board of directors.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

5.5           VACANCIES IN OFFICES

Any vacancy occurring in any office of the corporation shall be filled by the board of directors or as provided in Section 5.3.

5.6           CHAIRPERSON OF THE BOARD OF DIRECTORS

The chairperson of the board of directors shall be a member of the board of directors and, if present, preside at meetings of the board of directors and exercise and perform such other powers and duties as may from time to time be assigned to him or her by the board of directors or as may be prescribed by these bylaws.

The chairperson shall be a director who is not currently an officer of the corporation (other than service as a director of the corporation) or a parent or subsidiary of the corporation  and is not otherwise currently employed by the corporation or a parent or subsidiary of the corporation and shall not hold any other office of the corporation unless the appointment of the chairperson is approved by two-thirds of the members of the board of directors then in office; provided, however, that if there is no chief executive officer or president of the corporation as a result of the death, resignation or removal of such officer, then the chairperson of the board of directors may also serve in an interim capacity as the chief executive officer of the corporation until the board of directors shall appoint a new chief executive officer and, while serving in such interim capacity, shall have the powers and duties prescribed in Section 5.7 of these bylaws.

5.7           CHIEF EXECUTIVE OFFICER

Subject to the control of the board of directors and any supervisory powers the board of directors may give to the chairperson of the board of directors, the chief executive officer shall have general supervision, direction, and control of the business and affairs of the corporation and shall see that all orders and resolutions of the board of directors are carried into effect. The chief executive officer shall, together with any president or presidents of the corporation, also perform all duties incidental to this office that may be required by law and all such other duties as are properly required of this office by the board of directors. The chief executive officer shall serve as chairperson of and preside at all meetings of the stockholders. In the absence of the chairperson of the board of directors, the chief executive officer shall preside at all meetings of the board of directors.

5.8           PRESIDENTS

Subject to the control of the board of directors and any supervisory powers the board of directors may give to the chairperson of the board of directors, any president or presidents of the corporation shall, together with the chief executive officer, have general supervision, direction, and control of the business and affairs of the corporation and shall see that all orders and resolutions of the board of directors are carried into effect. A president shall have such other powers and perform such other duties as from time to time may be prescribed for him or her by the board of directors, these bylaws, the chief executive officer, or the chairperson of the board of directors.

5.9           VICE PRESIDENTS

In the absence or disability of any president, the vice presidents, if any, in order of their rank as fixed by the board of directors or, if not ranked, a vice president designated by the board of directors, shall perform all the duties of a president. When acting as a president, the appropriate vice president shall have all the powers of, and be subject to all the restrictions upon, that president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors, these bylaws, the chairperson of the board of directors, the chief executive officer or, in the absence of a chief executive officer, any president.

5.10           SECRETARY

The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the board of directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders. The minutes shall show:

(i) the time and place of each meeting;

(ii) whether regular or special (and, if special, how authorized and the notice given);

(iii) the names of those present at directors’ meetings or committee meetings;

(iv) the number of shares present or represented at stockholders’ meetings; and

(v) the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation’s transfer agent or registrar, as determined by resolution of the board of directors, a share register, or a duplicate share register showing:

(A) the names of all stockholders and their addresses;

(B) the number and classes of shares held by each;

(C) the number and date of certificates evidencing such shares; and

(D) the number and date of cancellation of every certificate surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the board of directors required to be given by law or by these bylaws. The secretary shall keep the seal of the corporation, if one be adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the board of directors or by these bylaws.

5.11           CHIEF FINANCIAL OFFICER

The chief financial officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any director.

The chief financial officer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as the board of directors may designate. The chief financial officer shall disburse the funds of the corporation as may be ordered by the board of directors, shall render to the chief executive officer or, in the absence of a chief executive officer, any president and directors, whenever they request it, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation, and shall have other powers and perform such other duties as may be prescribed by the board of directors or these bylaws.

The chief financial officer may be the treasurer of the corporation.

5.12           TREASURER

The treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any director.

The treasurer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as the board of directors may designate. The treasurer shall disburse the funds of the corporation as may be ordered by the board of directors, shall render to the chief executive officer or, in the absence of a chief executive officer, any president and the directors, whenever they request it, an account of all his or her transactions as treasurer and of the financial condition of the corporation, and shall have other powers and perform such other duties as may be prescribed by the board of directors or these bylaws.

5.13           ASSISTANT SECRETARY

The assistant secretary, or, if there is more than one, the assistant secretaries in the order determined by the board of directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of the secretary’s inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as may be prescribed by the board of directors or these bylaws.

5.14           ASSISTANT TREASURER

The assistant treasurer, or, if there is more than one, the assistant treasurers, in the order determined by the board of directors (or if there be no such determination, then in the order of their election), shall, in the absence of the chief financial officer or treasurer or in the event of the chief financial officer’s or treasurer’s inability or refusal to act, perform the duties and exercise the powers of the chief financial officer or treasurer, as applicable, and shall perform such other duties and have such other powers as may be prescribed by the board of directors or these bylaws.

5.15           REPRESENTATION OF SHARES OF OTHER CORPORATIONS

The chairperson of the board of directors, the chief executive officer, any president, any vice president, the treasurer, the secretary or assistant secretary of this corporation, or any other person authorized by the board of directors or the chief executive officer, a president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares or other equity interests of any other corporation or entity standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.16           AUTHORITY AND DUTIES OF OFFICERS

In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the board of directors.

ARTICLE VI - STOCK

6.1           STOCK CERTIFICATES; PARTLY PAID SHARES

The shares of the corporation shall be represented by certificates, provided that the board of directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the corporation by the chairperson of the board of directors or vice-chairperson of the board of directors, or the chief executive officer and/or president or a vice-president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The corporation shall not have power to issue a certificate in bearer form.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly-paid shares, or upon the books and records of the corporation in the case of uncertificated partly-paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully-paid shares, the corporation shall declare a dividend upon partly-paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2           SPECIAL DESIGNATION ON CERTIFICATES

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this Section 6.2 or Sections 151, 156, 202(a) or 218(a) of the DGCL or with respect to this Section 6.2 a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3           LOST CERTIFICATES

Except as provided in this Section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4           DIVIDENDS

The board of directors, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the corporation’s capital stock. Dividends may be paid in cash, in property, or in shares of the corporation’s capital stock.

The board of directors may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

6.5           TRANSFER OF STOCK

Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, subject to Section 6.3 of these bylaws, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

6.6           STOCK TRANSFER AGREEMENTS

The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes or series owned by such stockholders in any manner not prohibited by the DGCL.

6.7           REGISTERED STOCKHOLDERS

The corporation:

(i)           shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner;

(ii)           shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares; and

(iii)           shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII - MANNER OF GIVING NOTICE AND WAIVER

7.1           NOTICE OF STOCKHOLDERS’ MEETINGS

Notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the corporation’s records. An affidavit of the secretary or an assistant secretary of the corporation or of the transfer agent or other agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

7.2           NOTICE BY ELECTRONIC TRANSMISSION

Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the DGCL, the certificate of incorporation or these bylaws, any notice to stockholders given by the corporation under any provision of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the corporation. Any such consent shall be deemed revoked if:

(i)           the corporation is unable to deliver by electronic transmission two (2) consecutive notices given by the corporation in accordance with such consent; and

(ii)           such inability becomes known to the secretary or an assistant secretary of the corporation or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i)           if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii)           if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice;

(iii)           if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iv)           if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

The term “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Notice by a form of electronic transmission shall not apply with respect to Sections 164, 296, 311, 312 or 324 of the DGCL.

7.3           NOTICE TO STOCKHOLDERS SHARING AN ADDRESS

Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the corporation under the provisions of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the corporation. Any stockholder who fails to object in writing to the corporation, within sixty (60) days of having been given written notice by the corporation of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice.

7.4           NOTICE TO PERSON WITH WHOM COMMUNICATION IS UNLAWFUL

Whenever notice is required to be given, under the DGCL, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.5           WAIVER OF NOTICE

Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII - FORUM FOR ADJUDICATION OF DISPUTES

Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this bylaw.

ARTICLE IX - INDEMNIFICATION

9.1           INDEMNIFICATION OF DIRECTORS AND OFFICERS IN THIRD PARTY PROCEEDINGS

Subject to the other provisions of this Article IX, the corporation shall indemnify, to the fullest extent permitted by the DGCL, as now or hereafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation or any predecessor of the corporation, or is or was a director or officer of the corporation serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

9.2	INDEMNIFICATION OF DIRECTORS AND OFFICERS IN ACTIONS BY OR IN THE RIGHT OF THE CORPORATION

Subject to the other provisions of this Article IX, the corporation shall indemnify, to the fullest extent permitted by the DGCL, as now or hereafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the corporation or any predecessor of the corporation, or is or was a director or officer of the corporation serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

9.3           SUCCESSFUL DEFENSE

To the extent that a present or former director or officer of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described in Section 9.1 or Section 9.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

9.4           INDEMNIFICATION OF OTHERS

Subject to the other provisions of this Article IX, the corporation shall have power to indemnify its employees and agents to the extent not prohibited by the DGCL or other applicable law. The board of directors shall have the power to delegate to such person or persons as the board shall in its discretion determine the determination of whether employees or agents shall be indemnified.

9.5           ADVANCE PAYMENT OF EXPENSES

Expenses (including attorneys’ fees) actually and reasonably incurred by a person who is or was an officer or director of the corporation, or who is or was an officer or director of the corporation serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, in defending any Proceeding shall be paid by the corporation in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and, with regard to expenses incurred in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person, including, without limitation, service to an employee benefit plan) payment shall be made only upon delivery to the corporation of an undertaking by or on behalf of the person to repay such amounts (“Undertaking”) if it shall ultimately be determined that the person is not entitled to be indemnified under this Article IX or the DGCL. Such expenses (including attorneys’ fees) incurred by other employees and agents of the corporation or other persons (other than a current or former officer or director of the corporation) serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be so paid upon such terms and conditions, if any, as the corporation deems appropriate. The right to advancement of expenses shall not apply to any claim for which indemnity is excluded pursuant to these bylaws, but shall apply to any Proceeding referenced in Section 9.6(ii) or Section 9.6(iii) prior to a determination that the person is not entitled to be indemnified by the corporation.

9.6           LIMITATION ON INDEMNIFICATION

Subject to the requirements in Section 9.3 and the DGCL, the corporation shall not be obligated to indemnify any person pursuant to this Article IX in connection with any Proceeding (or any part of any Proceeding):

(i)           for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(ii)           for an accounting or disgorgement of profits pursuant to Section 16(b) of the Exchange Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(iii)           for any reimbursement of the corporation by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the corporation, as required in each case under the Exchange Act (including any such reimbursements that arise from an accounting restatement of the corporation pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to the corporation of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(iv)           initiated by such person, including any Proceeding or any part of any Proceeding (other than a suit initiated by such person against the corporation for indemnity or advancement of expenses related to a Proceeding) initiated by such person against the corporation or its directors, officers, employees, agents or other indemnitees, unless (a) the board of directors authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (b) the corporation provides the indemnification, in its sole discretion, pursuant to the powers vested in the corporation under applicable law, (c) otherwise required to be made under Section 9.7, or (d) otherwise required by applicable law; or

(v)           if prohibited by applicable law; provided, however, that if any provision or provisions of this Article IX shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article IX (including, without limitation, each portion of any paragraph or clause containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article IX (including, without limitation, each such portion of any paragraph or clause containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

9.7           DETERMINATION; CLAIM

If a claim for indemnification or advancement of expenses under this Article IX is not paid in full within ninety (90) days after receipt by the corporation of the written request therefor, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be thirty (30) days, the claimant (“Indemnitee”) may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the corporation to recover an advancement of expenses pursuant to the terms of an Undertaking, the Indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the Indemnitee has not met the applicable standard for indemnification set forth in the DGCL.  In any suit brought by the corporation to recover an advancement of expenses pursuant to the terms of an Undertaking, the corporation shall be entitled to recover such expenses upon a final adjudication that the Indemnitee has not met the applicable standard for indemnification set forth in the DGCL.  Neither the failure of the corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the corporation to recover an advancement of expenses pursuant to the terms of an Undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article IX or otherwise shall be on the corporation.

9.8           NON-EXCLUSIVITY OF RIGHTS

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation, any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the corporation that indemnification of the persons specified in Section 9.1 and Section 9.2 of this Article IX shall be made to the fullest extent permitted by law. The provisions of this Article IX shall not be deemed to preclude the indemnification of any person who is not specified in Section 9.1 or Section 9.2 of this Article IX but whom the corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.

9.9           INSURANCE

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of the DGCL.

9.10           SURVIVAL

The rights to indemnification and advancement of expenses conferred by this Article IX shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

9.11           EFFECT OF REPEAL OR MODIFICATION

A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to the certificate of incorporation or these bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

9.12           CERTAIN DEFINITIONS

For purposes of this Article IX, references to the “corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, shall stand in the same position under the provisions of this Article IX with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article IX, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this Article IX.

ARTICLE X - GENERAL MATTERS

10.1           EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS

Except as otherwise provided by law, the certificate of incorporation or these bylaws, the board of directors may authorize any officer or officers, or agent or agents, to enter into any contract or execute any document or instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the board of directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

10.2           FISCAL YEAR

The fiscal year of the corporation shall be fixed by resolution of the board of directors and may be changed by the board of directors.

10.3           SEAL

The corporation may adopt a corporate seal, which shall be adopted and which may be altered by the board of directors. The corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

10.4           CONSTRUCTION; DEFINITIONS

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes both a corporation and a natural person.

ARTICLE XI - AMENDMENTS

These bylaws may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the affirmative vote of the holders of at least a majority of the total voting power of the issued and outstanding shares of the corporation, voting together as a single class, shall be required for the stockholders of the corporation to alter, amend or repeal, or adopt any provision of these bylaws. The board of directors shall also have the power to adopt, amend or repeal bylaws.

YUMA DELAWARE MERGER SUBSIDIARY, INC.

CERTIFICATE OF AMENDMENT OF BYLAWS

The undersigned hereby certifies that he or she is the duly elected, qualified, and acting Secretary or Assistant Secretary of Yuma Delaware Merger Subsidiary, Inc., a Delaware corporation, and that the foregoing bylaws, comprising [●] pages, were amended and restated on [●] by the corporation’s board of directors.

IN WITNESS WHEREOF, the undersigned has hereunto set his or her hand this [●] day of [●], 2016.

Secretary

Annex J

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Yuma Delaware Merger Subsidiary, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “ARTICLE I” so that, as amended, said Article shall be and read as follows:

The name of the Corporation is Yuma Energy, Inc.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this [●] day of [●], 2016.

By:
Title:
Name:

J-1

Annex K

CERTIFICATE OF DESIGNATION
OF
SERIES D CONVERTIBLE PREFERRED STOCK
OF
YUMA ENERGY, INC.

To Be Designated
Series D Convertible Preferred Stock

Pursuant to Section 151(g) of the
General Corporation Law of the State of Delaware

Yuma Energy, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware, as amended (the “DGCL”), in accordance with Section 151 of the DGCL, does hereby certify that:

1. The name of the corporation is Yuma Energy, Inc. (the “Corporation”).

2. The original Certificate of Incorporation of the Corporation (as may be amended from time to time, the “Certificate of Incorporation”) was filed with the Secretary of State of the State of Delaware on February 10, 2016.

3. Pursuant to the authority conferred upon the Board of Directors (the “Board of Directors”) of the Corporation by the Certificate of Incorporation, and pursuant to the provisions of Sections 103 and 151(g) of the DGCL, said Board of Directors, by unanimous written consent on [●], 2016, adopted a resolution establishing the rights, preferences, privileges and restrictions of, and the number of shares comprising, the Corporation’s Series D Convertible Preferred Stock, which resolution is as follows:

RESOLVED, that pursuant to the authority conferred on the Board of Directors by the Certificate of Incorporation, the issuance of a series of preferred stock, $0.001 par value per share, of the Corporation, which shall consist of [●] shares of Series D Convertible Preferred Stock be, and the same hereby is, authorized; and that any of the Chairman of the Board of Directors, President, Secretary, Treasurer or any person authorized by the Board of Directors (each, an “Authorized Officer”) of the Corporation be, and hereby is, authorized and directed to execute and file with the Secretary of State of the State of Delaware a Certificate of Designation of Series D Convertible Preferred Stock of the Corporation fixing the designations, powers, preferences and rights of the shares of such series, and the qualifications, limitations or restrictions thereof (in addition to the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, set forth in the Certificate of Incorporation which may be applicable to the Corporation’s preferred stock), as follows:

1.           DESIGNATION AND AMOUNT. A total of [●] shares of preferred stock, $0.001 par value per share, of the Corporation, are hereby designated as “Series D Convertible Preferred Stock” (the “Series D Preferred Stock”).

2.           DIVIDENDS. The holders of shares of Series D Preferred Stock shall be entitled to receive, in preference to all of the Corporation’s common stock, $0.001 par value per share (the “Common Stock”), issued previously or hereafter, a 7.0% per annum dividend on the Original Issue Price of each share of Series D Preferred Stock held by such holder that is cumulative and payable in kind per share in such number of shares of Series D Preferred Stock determined using a price per share equal to $[0.55 divided by the Per Share Consideration (as defined in the Merger Agreement)] per share (adjusted appropriately for stock splits, stock dividends, recapitalizations, consolidations, mergers, reclassifications and the like with respect to the Series D Preferred Stock) (the “Original Issue Price’’) and calculated on actual number of days elapsed in a year of 365 days. In lieu of the issuance of a fractional share of Series D Preferred Stock as a dividend, the Corporation shall issue a whole share of Series D Preferred Stock (rounded to the nearest whole share), determined on the basis of the total number of shares of Series D Preferred Stock held by the holder with respect to which such dividends are being calculated. Such dividends will be cumulative and compound on a quarterly basis to the extent not paid for any reason. Dividends will accrue and be cumulative from the date that the Series D Preferred Stock is issued under this Certificate of Designation, whether or not the Corporation has earnings or profits, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared or paid. Quarterly dividends will be paid on the last business day of the fiscal quarter (the “Payment Date”). Dividends paid in an amount less than the total amount of such accrued dividends at the time shall be allocated pro rata on a share-by-share basis among all shares of Series D Preferred Stock at the time outstanding. The record date for determination of the holders of Series D Preferred Stock entitled to receive payment of a dividend thereon shall be fifteen (15) days before the Payment Date, or such other date that the Corporation establishes no less than ten (10) days and no more than thirty (30) days preceding the Payment Date.  In addition, if and when any dividend is declared or paid by the Board of Directors with respect to the Common Stock, the Board of Directors shall also declare and pay the same dividend on each share of the Series D Preferred Stock then outstanding on an as-if-converted to Common Stock basis.

3.           SALE TRANSACTION AND LIQUIDATION.

(a)           Payments to Holders of Series D Preferred Stock. In the event of a Triggering Event, the holders of Series D Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, the Preference Amount payable with respect to each outstanding share of Series D Preferred Stock held by them. If, upon the occurrence of such Triggering Event, the assets and funds thus distributed or the consideration paid to the holders of the Corporation’s capital stock, as the case may be, among the holders of Series D Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid Preference Amounts, then the entire assets and funds of the Corporation legally available for distribution or the consideration paid to the holders of the Corporation’s capital stock, as the case may be, shall be distributed ratably among the holders of Series D Preferred Stock in proportion to the Preference Amounts each such holder is otherwise entitled to receive. The term “Triggering Event” means a transaction or series of related transactions that results in (i) the sale, conveyance, transfer or other disposition of all or substantially all of the property, assets or business of the Corporation or its subsidiaries, taken as a whole, (ii) the merger of the Corporation with or into or the consolidation of the Corporation with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation), (iii) a third party or a group of related third parties (other than pursuant to an offering registered under the Securities Act of 1933, as amended (the “Securities Act”)) acquiring from the Corporation, or from the holders of the Corporation’s capital stock, shares representing 50% or more of the outstanding voting power of the Corporation, or (iv) the liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary; provided that none of the following shall be considered a Triggering Event: (A) a merger effected exclusively for the purpose of changing the domicile of the Corporation or (B) a transaction in which the stockholders of the Corporation immediately prior to the transaction own 50% or more of the voting power of the surviving corporation following the transaction. The term “Preference Amount” means, with respect to each outstanding share of Series D Preferred Stock, the greater of (x) the Original Issue Price for each outstanding share of Series D Preferred Stock then held by them, plus accrued but unpaid dividends and (y) the amount distributable or the consideration payable with respect to Common Stock on the number of shares of Common Stock into which such share of Series D Preferred Stock is convertible in the event of a Triggering Event if all outstanding shares of Series D Preferred Stock were deemed to have converted into shares of Common Stock immediately prior to such Triggering Event. Nothing in this Section 3(a) shall require the distribution to stockholders of anything other than proceeds of such Triggering Event in the event of a merger or consolidation of the Corporation.

(b)           Payments to Holders of Common Stock. Upon the completion of the distribution required by Section 3(a) above, if assets or consideration, as applicable, remain in the Corporation the holders of the Common Stock of the Corporation shall receive all of the remaining assets or consideration, as applicable, of the Corporation on a pro rata basis based on the number of shares of Common Stock held by each such holder.

(c)           Valuation of Consideration. In the event of a Triggering Event as described in clauses (i), (ii) or (iii) of the definition of Triggering Event, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(i)           Securities not subject to investment letter or similar restrictions on free marketability:

(A)           if traded on a securities exchange or market, the value shall be based on a formula approved by the Board of Directors and derived from the closing prices of the securities on such exchange or market over a specified time period as determined in good faith by the Board of Directors;

(B)           if actively traded over-the-counter, the value shall be based on a formula approved by the Board of Directors and derived from the closing bid or sales prices (whichever is applicable) of such securities over a specified time period as determined in good faith by the Board of Directors; and

(C)           if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

(ii)
The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as specified above in Section 3(c)(i) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

4.           VOTING.

(a)           General Voting Rights.  The holders of the Series D Preferred Stock shall be entitled to notice of all stockholder meetings at which holders of Common Stock shall be entitled to vote and shall be entitled to vote equally with the holders of the Common Stock as a single class on an as-converted basis on any matter presented to the stockholders of the Corporation for their action or consideration.

(b)           Special Voting Rights.  In addition to any other vote required by law, the Certificate of Incorporation or this Certificate of Designation, the holders of shares of Series D Preferred Stock shall be entitled to vote as a separate class on all matters specifically affecting the Series D Preferred Stock.  Without limiting the foregoing, the Corporation shall not, either directly or indirectly, by amendment, merger, consolidation or otherwise, do any of the following without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the outstanding shares of Series D Preferred Stock, and any such act or transaction entered into without such approval shall be null and void ab initio, and of no force or effect:

(i)           amend or repeal any provision of, or add any provision to, the Certificate of Incorporation or this Certificate of Designation if such action would adversely alter or change the relative rights, preferences, privileges or powers of the Series D Preferred Stock;

(ii)           authorize or issue, or obligate itself to issue, any other equity security, including any security convertible into or exercisable for any equity security, having a preference over, or being on a parity with, the Series D Preferred Stock with respect to voting (other than the pari passu voting rights of Common Stock), dividends, redemption, conversion or upon liquidation;

(iii)           redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share of Common Stock or any security (other than Series D Preferred Stock) convertible into or exchangeable or exercisable for shares of Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock at fair market value from employees, officers, directors, consultants or other persons performing services for this Corporation or any subsidiary pursuant to agreements under which this Corporation has the option to repurchase such shares under existing agreements and/or upon the occurrence of certain events, such as the termination of employment or service, or pursuant to a right of first refusal; or

(iv)           declare, pay or set aside any dividends on any class of the Corporation’s capital stock (other than the payment of dividends on the Series D Preferred Stock in accordance with Section 2).

5.           CONVERSION.  The holders of shares of Series D Preferred Stock shall be entitled to conversion rights as follows:

(a)           Optional Conversion. Subject to Section 5(c), each share of Series D Preferred Stock (including any shares of Series D Preferred Stock payable as dividends that have accrued but are unpaid) shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the principal corporate offices of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (i) the Original Issue Price, by (ii) the conversion price (the “Conversion Price”) applicable to such share, determined as hereafter provided, in effect on the date the stock certificate is surrendered for conversion. The initial Conversion Price per share of Series D Preferred Stock shall be $[0.55 divided by the Per Share Consideration (as defined in the Merger Agreement)], subject to adjustment as set forth in Section 5(d).

(b)           Mandatory Conversion.   Without limiting the conversion rights set forth in Section 5(a) above, each share of Series D Preferred Stock shall, at the election of the Corporation, automatically be converted into shares of Common Stock at the Conversion Price then in effect for such share immediately upon a Mandatory Conversion Event. The term “Mandatory Conversion Event” means any of: (i) the date specified, if any, by vote or written consent of the holders of a majority of the outstanding shares of Series D Preferred Stock; (ii) with respect to any holder, any time that less than 10% of the original number of shares of Series D Preferred Stock issued to such holder (as adjusted for stock splits, stock dividends, reclassification and the like) are held by such holder together with its affiliates on combined basis; or (iii) with respect to any holder, when such holder, together with its affiliates on combined basis, is no longer a holder of shares of the Corporation’s Common Stock (or any securities received in consideration for such Common Stock in the event of merger, reorganization, reclassification or similar transaction).

(c)           Mechanics of Conversion.

(i)           Optional Conversion. Before any holder of Series D Preferred Stock shall be entitled to convert shares of Series D Preferred Stock into shares of Common Stock, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the principal corporate office of the Corporation or of any transfer agent for the Series D Preferred Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series D Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of the Series D Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date.  If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering shares of Series D Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event such holder shall not be deemed to have converted shares of Series D Preferred Stock until immediately prior to the closing of such sale of securities.  At least ten (10) days prior to the occurrence of a Triggering Event, the Corporation shall notify each holder of Series D Preferred Stock in writing of such Triggering Event.  If the conversion is in connection with a Triggering Event, the conversion may, at the option of any holder tendering shares of Series D Preferred Stock for conversion, be conditioned upon the closing of such Triggering Event, in which event such holder shall not be deemed to have converted shares of Series D Preferred Stock until immediately prior to the closing of such Triggering Event.

(ii)           Mandatory Conversion. At any time following a Mandatory Conversion Event, the Corporation shall have the right to convert all shares of Series D Preferred Stock then outstanding into that number of shares of Common Stock as determined by the Conversion Price. The Corporation shall effect such conversion by providing the holders of Series D Preferred Stock with written notice (a “Notice of Mandatory Conversion”) sent by facsimile or as a scanned e-mail attachment to the e-mail address provided to the Corporation by each such holder, promptly followed by delivery of such written notice by overnight courier to the address provided to the Corporation by each such holder, and (A) stating that a Mandatory Conversion Event has occurred, (B) specifying the then applicable Conversion Price, the number of shares of Series D Preferred Stock owned prior to the conversion, and the number of shares of Common Stock to be received as a result of such conversion, and (C) the date on which such conversion shall be consummated (the “Conversion Date”).  From and after the Conversion Date, the shares of Series D Preferred Stock shall be null and void and only represent the right to receive the shares of Common Stock due upon conversion thereof, and each holder shall be deemed to have become the record holder of such shares of Common Stock on the Conversion Date.  The Corporation shall issue the shares of Common Stock promptly following surrender by the holder Series D Preferred Stock of the certificate(s) representing the shares of Series D Preferred Stock to the Corporation.

(d)           Conversion Price Adjustments for Certain Dilutive Issuances, Splits and Combinations. The Conversion Price of the Series D Preferred Stock shall be subject to adjustment from time to time as follows:

(i)           Issuance of Additional Stock Below Conversion Price. If the Corporation should issue, at any time after the date upon which any shares of Series D Preferred Stock were first issued (the “Issue Date”), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to the issuance of such Additional Stock (as adjusted for stock splits, stock dividends, reclassification and the like), the Conversion Price in effect immediately prior to each such issuance shall automatically be adjusted as set forth in this Section 5(d)(i), unless otherwise provided in this Section 5(d)(i).

(A)           Adjustment Formula. Whenever the Conversion Price is adjusted pursuant to this Section 5(d)(i), the new Conversion Price shall be determined by multiplying the Conversion Price then in effect by a fraction, (1) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (the “Outstanding Common”) plus the number of shares of Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such Conversion Price; and (2) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock. For purposes of the foregoing calculation, the term “Outstanding Common” shall include shares of Common Stock deemed issued pursuant to Section 5(d)(i)(E) below.

(B)           Definition of Additional Stock. For purposes of this Section 5(d)(i), “Additional Stock” shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to Section 5(d)(i)(E)) by the Corporation after the Issue Date, other than:

(1)           securities issued pursuant to stock splits, stock dividends or similar transactions, as described in Section 5(d)(ii) hereof;

(2)              securities issuable upon conversion, exchange or exercise of convertible, exchangeable or exercisable securities outstanding as of the Issue Date including, without limitation, warrants, notes or options;

(3)              Common Stock (or options therefor) issued or issuable to employees, consultants, officers or directors of the Corporation pursuant to employee benefit plans, stock option plans, incentive plans, or restricted stock plans or agreements approved by the Board of Directors or a duly authorized committee thereof;

(4)             Common Stock issued or issuable in an offering registered under the Securities Act, in connection with which all outstanding shares of Series D Preferred Stock convert to Common Stock;

(5)             securities issued or issuable in connection with the acquisition by the Corporation of another company or business;

(6)             securities issued or issuable to financial institutions, equipment lessors, brokers or similar persons in connection with commercial credit arrangements, equipment financings, commercial property lease transactions or similar transactions;

(7)             securities issued or issuable to an entity as a component of any business relationship with such entity primarily for the purpose of (A) joint venture, technology licensing or development activities, (B) distribution, supply or manufacture of the Corporation’s products or services or (C) any other arrangements involving corporate partners that are primarily for purposes other than raising capital, the terms of which business relationship with such entity are approved by the Board of Directors;

(8)             Common Stock issued or issuable upon conversion of the Series D Preferred Stock; and

(9)              securities issued or issuable in any other transaction in which exemption from these price-based antidilution provisions is approved by the affirmative vote of at least a majority of the outstanding shares of Series D Preferred Stock.

(C)           No Fractional Adjustments. No adjustment of the Conversion Price shall be made in an amount less than one cent per share; provided that any adjustments which are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three (3) years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three (3) years from the date of the event giving rise to the adjustment being carried forward.

(D)           Determination of Consideration. In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof, as determined by the Board of Directors. In the case of the issuance of the Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E)           Deemed Issuances of Common Stock. In the case of the issuance of securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (the “Common Stock Equivalents”), the following provisions shall apply for all purposes of this Section 5(d)(i):

(1)           The aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of any Common Stock Equivalents and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such securities were issued or such Common Stock Equivalents were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related Common Stock Equivalents (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments) upon the conversion, exchange or exercise of any Common Stock Equivalents (the consideration in each case to be determined in the manner provided in Section 5(d)(i)(D)).

(2)              In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon conversion, exchange or exercise of any Common Stock Equivalents, other than a change resulting from the antidilution provisions thereof, the Conversion Price, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the conversion, exchange or exercise of such Common Stock Equivalents.

(3)              Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the Conversion Price, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and Common Stock Equivalents that remain convertible, exchangeable or exercisable) actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.

(4)              The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to Section 5(d)(i)(E) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Section 5(d)(i)(E)(2) or (3).

(F)           No Increased Conversion Price. Notwithstanding any other provisions of this Section 5(d)(i), except to the limited extent provided for in Sections 5(d)(i)(E)(2) and (3), no adjustment of the Conversion Price pursuant to this Section 5(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(ii)           Stock Splits and Dividends. In the event the Corporation should at any time after the filing date of this Certificate of Designation fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or the Common Stock Equivalents without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of Series D Preferred Stock shall be increased in proportion to such increase of the aggregate number of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in Section 5(d)(i)(E).

(iii)           Reverse Stock Splits. If the number of shares of Common Stock outstanding at any time after the filing date of this Certificate of Designation is decreased by a combination of the outstanding shares of Common Stock (including by way of a reverse stock split), then, following the record date of such combination, the Conversion Price shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of Series D Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(e)           Other Distributions. In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 5(d)(ii) or 5(d)(iii), then, in each such case for the purpose of this Section 5(e), the holders of Series D Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Series D Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(f)          Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction or other Triggering Event provided for elsewhere in this Section 5 or in Section 3), a provision shall be made so that the holders of Series D Preferred Stock shall thereafter be entitled to receive upon conversion of shares of Series D Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of Series D Preferred Stock after the recapitalization to the end that the provisions of this Section 5 (including adjustment of the Conversion Price then in effect and the number of shares issuable upon conversion of each share of Series D Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(g)           No Fractional Shares and Certificate as to Adjustments.

(i)           No fractional shares shall be issued upon the conversion of any share or shares of Series D Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Series D Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

(ii)           Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 5, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series D Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series D Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of Series D Preferred Stock.

(h)           Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Series D Preferred Stock, at least ten (10) business days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(i)           Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series D Preferred Stock that is convertible into Common Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series D Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series D Preferred Stock, in addition to such other remedies as shall be available to the holder of shares of Series D Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation.

(j)           Reservation of Series D Preferred Stock Issuable as Dividends. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Series D Preferred Stock, solely for the purpose of effecting the payment of dividends in kind on the Series D Preferred Stock, such number of its shares of Series D Preferred Stock as shall from time to time be sufficient to effect such payment of dividends on all outstanding shares of Series D Preferred Stock; and if at any time the number of authorized but unissued shares of Series D Preferred Stock shall not be sufficient to effect the payment of dividends in kind on all then outstanding shares of Series D Preferred Stock, in addition to such other remedies as shall be available to the holder of shares of Series D Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Series D Preferred Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Designation.

(k)           Notices. Any notice required by the provisions of this Section 5 to be given to the holders of shares of Series D Preferred Stock shall be deemed given if deposited 48 hours after being deposited in the United States mail, as certified mail with postage prepaid, and addressed to each holder of record at its address appearing on the records of the Corporation or its transfer agent.

6.           MISCELLANEOUS.

(a)           Any provision in this Certificate of Designation (including, but not limited to, any notice requirements) may be waived, in whole or in part, amended or otherwise modified by the prior vote or written consent of holders representing at least a majority of the outstanding shares of Series D Preferred Stock.

(b)           If any Series D Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation will issue, in exchange and in substitution for and upon cancellation of the mutilated certificate, or in lieu of and substitution for the certificate lost, stolen or destroyed, a new Series D Preferred Stock certificate of like tenor and representing an equivalent amount of Series D Preferred Stock, upon receipt of evidence of such loss, theft or destruction of such certificate and, if requested by the Corporation, an indemnity on customary terms for such situations reasonably satisfactory to the Corporation.

(c)           The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(d)           This Certificate of Designation shall become effective upon the filing thereof with the Secretary of State of the State of Delaware.

7.           NO OTHER RIGHTS. The shares of Series D Preferred Stock shall not have any relative, participating, optional or other special rights or powers except as set forth herein or as may be required by law.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be signed by its Authorized Officer, this [●] day of [●], 2016.

YUMA ENERGY, INC.

By: ________________________
Name: Sam L. Banks
Title: Authorized Officer

Annex L

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF DETERMINATION
OF
RIGHTS, PREFERENCES, PRIVILEGES AND RESTRICTIONS
OF
9.25% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK
OF
YUMA ENERGY, INC.

The undersigned, Sam L. Banks and James J. Jacobs, do hereby certify that:

A.           They are the President and Corporate Secretary, respectively, of Yuma Energy, Inc., a California corporation (the “Corporation”).

B.           Section 7 of the Certificate of Determination of Rights, Preferences, Privileges and Restrictions of 9.25% Series A Cumulative Redeemable Preferred Stock of the Corporation is hereby amended to add the following subsection:

“(Q)           Automatic Conversion. Each share of Series A Preferred Stock shall, immediately prior to the reincorporation of the Corporation from California to Delaware pursuant to the Agreement and Plan of Merger and Reorganization dated February 10, 2016, as it may be amended from time to time (the “Merger Agreement”) by and among the Corporation, Yuma Delaware Merger Subsidiary, Inc., Yuma Merger Subsidiary, Inc., and Davis Petroleum Acquisition Corp., automatically be converted into 35 shares of fully paid and nonassesable shares of Common Stock. Upon notice from the Corporation, each holder of Series A Preferred Stock so converted shall promptly surrender to the Corporation for cancellation, at any place where the Corporation shall maintain a transfer agent for its Series A Preferred Stock or Common Stock, certificates representing the shares of Series A Preferred Stock so converted, duly endorsed in blank or accompanied by proper instruments of transfer. As promptly as practicable after the surrender of any shares of Series A Preferred Stock, the Corporation shall (subject to compliance with the applicable provisions of federal and state securities laws) deliver to the holder of such shares so surrendered certificate(s) representing the number of fully paid and nonassessable shares of Common Stock into which such shares are entitled to be converted.”

C.           The foregoing amendment of the Certificate of Determination of Rights, Preferences, Privileges and Restrictions of 9.25% Series A Cumulative Redeemable Preferred Stock of the Corporation has been duly approved by the Board of Directors.

D.           The foregoing amendment of the Certificate of Determination of Rights, Preferences, Privileges and Restrictions of 9.25% Series A Cumulative Redeemable Preferred Stock of the Corporation has been duly approved by the required vote of shareholders in accordance with Sections 902 and 903 of the California Corporations Code. The total number of outstanding shares of stock of the Corporation entitled to vote on the foregoing amendment was 554,996 shares of Series A Preferred Stock. The number of shares voting in favor of the amendment exceeded the votes required. The percentage votes required were more than sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of the Series A Preferred Stock.

[Signature page follows]

L-1

E.           Sam L. Banks and James J. Jacobs declare under penalty of perjury under the laws of the State of California that they have read the foregoing certificate and know the contents thereof and that the same is true of their own knowledge.

Executed on [●] at Houston, Texas.

Name: Sam L. Banks
Title: President

Name: James J. Jacobs
Title: Corporate Secretary

L-2

Annex M

AMENDMENT NO. 1

TO THE

YUMA ENERGY, INC.

2014 LONG-TERM INCENTIVE PLAN

This Amendment No. 1 to the Yuma Energy, Inc. 2014 Long-Term Incentive Plan (the “Plan”) was approved and adopted by the Board of Directors of Yuma Energy, Inc. (the “Company”) on June 16, 2016, subject to approval by the shareholders of the Company, which was obtained on [●], 2016. Accordingly, the Plan is hereby amended, effective as of [●], 2016, as follows:

1.	Section 2.10 of the Plan is hereby deleted in its entirety and replaced with the following:

“Company” means Yuma Energy, Inc., a Delaware corporation.”

2.	The first sentence of Section 3.1 of the Plan is hereby deleted in its entirety and replaced with the following:

“Subject to the limitations set forth herein, 4,990,000 shares of Common Stock are reserved for issuance pursuant to Awards made under this Plan.”

3.	Section 4.1(a) of the Plan be deleted in their entirety and replaced with the following:

“(a)           Subject to Article XII, (i) the aggregate number of shares of Common Stock made subject to the grant of Options and/or SARs to any Eligible Employee in any calendar year may not exceed 1,500,000 and (ii) the maximum aggregate number of shares that may be issued under this Plan through Incentive Stock Options is 1,000,000.”

4.	Section 4.1(b) of the Plan be deleted in their entirety and replaced with the following:

“(b)           Subject to Article XII, the aggregate number of shares of Common Stock made subject to the grant of Restricted Stock Awards, Restricted Stock Unit Awards, Performance Unit Awards, Performance Bonus Awards, Stock Awards and Other Incentive Awards to any Eligible Employee in any calendar year may not exceed 700,000.”

In all other respects, the Plan remains unchanged and in full force and effect, and such Plan as hereby amended is approved and adopted.

IN WITNESS WHEREOF, this Amendment No. 1 to the Plan has been executed to be effective as of [●], 2016.

YUMA ENERGY, INC.

By: ___________________
Name: Sam L. Banks
Title: President and Chief Executive Officer

M-1

PART II

 INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

Yuma

Sections 204(a)(11) and 317 of the California General Corporation Law authorize Yuma to indemnify, subject to the terms and conditions set forth therein, its directors, officers, employees and other agents against expenses, judgments, fines, settlements and other amounts that they may incur in connection with pending, threatened or completed lawsuits and other proceedings that are based upon their service as Yuma directors, officers, employees or other agents or that are based upon their service as directors, officers, employees or other agents of certain other specified entities. The California General Corporation Law also provides that Yuma is entitled to purchase indemnification insurance on behalf of any such director, officer, employee or agent. Article Seventh of Yuma’s articles of incorporation permits it to indemnify its directors, officers, employees and other agents in excess of the indemnification otherwise permitted by Section 317 of the California General Corporation Law, subject only to the applicable limits set forth in Section 204 of the California General Corporation Law. Article V of Yuma’s bylaws requires it to indemnify its directors and officers against such expenses, judgments, fines, settlements and other amounts to the maximum extent permitted by applicable law.

Article Tenth of Yuma’s articles of incorporation eliminates the personal liability of its directors for monetary damages for breach of their duties as directors to the fullest extent permitted under California law. Section 204(a)(10) of the California General Corporation Law provides that this provision does not eliminate the liability of a director for specified acts such as (1) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (2) acts or omissions that a director believes to be contrary to the best interests of the corporation or its stockholders or that involve the absence of good faith on the part of the director, (3) any transaction from which the director derived an improper personal benefit, (4) acts or omissions that show a reckless disregard for the director’s duty to the corporation or its stockholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to the corporation or its stockholders, (5) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its stockholders, or (6) unlawful dividends, loans or stock repurchases.

Yuma has also entered into individual indemnity agreements with its directors and executive officers. These agreements indemnify those directors and officers to the fullest extent permitted by law against inordinate risks of claims and actions against them arising out of their service to and activities on behalf of Yuma.

Yuma Delaware

Section 145 of the Delaware General Corporation Law, referred to herein as “DGCL,” authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

Yuma Delaware expects to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the reincorporation, and which will contain provisions that limit the liability of its directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, Yuma Delaware’s directors will not be personally liable to Yuma Delaware or its stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

●	any breach of their duty of loyalty to Yuma Delaware or its stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

●	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of Yuma Delaware’s directors will be further limited to the greatest extent permitted by the DGCL.

In addition, Yuma Delaware expects to adopt amended and restated bylaws, which will become effective immediately prior to the reincorporation, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of Yuma Delaware’s directors or officers or is or was serving at Yuma Delaware’s request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. The Delaware Bylaws are expected to provide that it may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of Yuma Delaware’s employees or agents or is or was serving at its request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The Delaware Bylaws will also provide that Yuma Delaware must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, Yuma Delaware has entered into or will enter into indemnification agreements with each of its directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require it, among other things, to indemnify its directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require Yuma Delaware to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. Yuma Delaware believes that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in Yuma Delaware’s amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that Yuma Delaware has entered into or will enter into with its directors and executive officers may discourage stockholders from bringing a lawsuit against Yuma Delaware’s directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against its directors and executive officers, even though an action, if successful, might benefit Yuma Delaware and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that Yuma Delaware pays the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, Yuma Delaware is not aware of any pending litigation or proceeding involving any person who is or was one of its directors, officers, employees or other agents or is or was serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and Yuma Delaware is not aware of any threatened litigation that may result in claims for indemnification.

Yuma Delaware has obtained or will obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to its directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to Yuma Delaware with respect to payments that may be made by it to these directors and executive officers pursuant to its indemnification obligations or otherwise as a matter of law.

Certain of Yuma Delaware’s non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of Yuma Delaware’s board of directors.

Item 21.    Exhibits

Exhibit No.	Description
2.1
Agreement and Plan of Merger and Reorganization dated as of February 10, 2016, by and among Yuma Energy, Inc., Yuma Delaware Merger Subsidiary, Inc., Yuma Merger Subsidiary, Inc., and Davis Petroleum Acquisition Corp. (included as Annex A to the proxy statement/prospectus in Part I of this Registration Statement and incorporated herein by reference).

3.1
Restated Articles of Incorporation of Yuma Energy, Inc. dated September 10, 2014 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on September 16, 2014).

3.1(a)
Certificate of Amendment to the Restated Articles of Incorporation of Yuma Energy, Inc. dated June 9, 2015 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on June 15, 2015).

3.2
Certificate of Determination of Rights, Preferences, Privileges and Restrictions of 9.25% Series A Cumulative Redeemable Preferred Stock of Yuma Energy, Inc. (incorporated by reference to Exhibit 3.2 to Form 8-A filed by Yuma Energy, Inc. with the SEC on October 20, 2014).

3.2(a)
Form of Certificate of Amendment to the Certificate of Determination of Rights, Preferences, Privileges and Restrictions of 9.25% Series A Cumulative Redeemable Preferred Stock of Yuma Energy, Inc. (included as Annex L to the proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

3.3	Amended and Restated Bylaws of Yuma Energy, Inc. (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-3 filed by Yuma Energy, Inc. with the SEC on November 5, 2013).
3.3(a)
First Amendment to the Amended and Restated Bylaws of Yuma Energy, Inc. dated June 9, 2015 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on June 15, 2015).

3.4* *	Certificate of Incorporation of Yuma Delaware Merger Subsidiary, Inc. dated February 10, 2016.
3.5* *	Bylaws of Yuma Delaware Merger Subsidiary, Inc. dated February 10, 2016.
3.6
Form of Amended and Restated Certificate of Incorporation of Yuma Delaware Merger Subsidiary, Inc. (included as Annex H to the proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

3.7
Form of Amended and Restated Bylaws of Yuma Delaware Merger Subsidiary, Inc. (included as Annex I to the proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

3.8
Form of Certificate of Amendment to the Certificate of Incorporation of Yuma Delaware Merger Subsidiary, Inc. to change its name to “Yuma Energy, Inc.” (included as Annex J to the proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

5.1* *	Opinion of Jones & Keller, P.C. regarding the legality of the shares of the Registrant’s common stock to be registered under this Registration Statement.
8.1* *	Tax Opinion of Jones & Keller, P.C.
8.2* *	Tax Opinion of Porter Hedges LLP.
10.1
Voting Agreement dated as of February 10, 2016, between Davis Petroleum Acquisition Corp. and Sam L. Banks (included as Annex B to the proxy statement/prospectus in Part I of this Registration Statement and incorporated herein by reference).

10.2
Voting Agreement dated as of February 10, 2016, among Yuma Energy, Inc. and the Persons listed on Schedule A thereto (included as Annex C to the proxy statement/prospectus in Part I of this Registration Statement and incorporated herein by reference).

10.3	Form of Lock-Up Agreement (included as Annex D to the proxy statement/prospectus in Part I of this Registration Statement and incorporated herein by reference).
10.4	Form of Registration Rights Agreement (included as Annex E to the proxy statement/prospectus in Part I of this Registration Statement and incorporated herein by reference).
10.5
Credit Agreement dated as of August 11, 2011, among Yuma Exploration and Production Company, Inc., as Borrower, Amegy Bank National Association, as Administrative Agent, and each of the lenders from time to time party thereto (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-4 filed by Yuma Energy, Inc. with the SEC on August 4, 2014).

10.5(a)
First Amendment and Limited Waiver to Credit Agreement and Assignment effective as of September 21, 2012, among Yuma Exploration and Production Company, Inc., as Borrower, Amegy Bank National Association, as Administrative Agent and Assignor, Union Bank, N.A., as an Assignee and successor Administrative Agent and successor Issuing Bank, and each of the lenders party thereto (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-4 filed by Yuma Energy, Inc. with the SEC on August 4, 2014).

10.5(b)
Second Amendment to Credit Agreement and Assignment effective as of February 13, 2013, among Yuma Exploration and Production Company, Inc., as Borrower, Union Bank, N.A., as Administrative Agent and Assignor, Société Générale, as an Assignee and successor Administrative Agent and successor Issuing Bank, and each of the lenders party thereto (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-4 filed by Yuma Energy, Inc. with the SEC on August 4, 2014).

10.5(c)
Third Amendment to Credit Agreement and Assignment effective as of May 20, 2013, among Yuma Exploration and Production Company, Inc., as Borrower, Union Bank, N.A., as Assignor, Société Générale, as an Assignor and Administrative Agent and Issuing Bank, OneWest Bank, FSB, as Assignee, and each of the lenders party thereto (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-4 filed by Yuma Energy, Inc. with the SEC on August 4, 2014).

10.5(d)
Fourth Amendment to Credit Agreement effective as of April 22, 2014, among Yuma Exploration and Production Company, Inc., as Borrower, Société Générale, as Administrative Agent and Issuing Bank, and each of the lenders party thereto (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-4 filed by Yuma Energy, Inc. with the SEC on August 4, 2014).

10.5(e)
Fifth Amendment to Credit Agreement effective as of October 14, 2014, among Yuma Exploration and Production Company, Inc., as Borrower, Société Générale, as Administrative Agent and Issuing Bank, and each of the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on October 14, 2014).

10.5(f)
Sixth Amendment to Credit Agreement effective as of January 23, 2015, among Yuma Exploration and Production Company, Inc., as Borrower, Société Générale, as Administrative Agent and Issuing Bank, and each of the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on January 29, 2015).

10.5(g)
Seventh Amendment to Credit Agreement effective as of April 7, 2015, among Yuma Exploration and Production Company, Inc., as Borrower, Société Générale, as Administrative Agent and Issuing Bank, and each of the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on April 22, 2015).

10.5(h)
Eighth Amendment to Credit Agreement effective as of July 27, 2015, among Yuma Exploration and Production Company, Inc., as Borrower, Société Générale, as Administrative Agent and Issuing Bank, and each of the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on August 12, 2015).

10.5(i)
Waiver, Borrowing Base Redetermination and Ninth Amendment to Credit Agreement effective as of December 30, 2015, among Yuma Exploration and Production Company, Inc., as Borrower, Société Générale, as Administrative Agent and Issuing Bank, and each of the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on January 5, 2016).

10.5(j)
Waiver and Tenth Amendment to Credit Agreement dated as of June 6, 2016 and effective as of May 31, 2016, among Yuma Exploration and Production Company, Inc., as Borrower, Société Générale, as Administrative Agent and Issuing Bank, and each of the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on June 6, 2016).

10.5(k)
Waiver and Amendment to Waiver and Tenth Amendment to Credit Agreement dated August 25, 2016, among Yuma Exploration and Production Company, Inc., as Borrower, Société Générale, as Administrative Agent and Issuing Bank, and each of the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on August 25, 2016).

10.6
Employment Agreement dated October 1, 2012, between Yuma Energy, Inc. and Sam L. Banks (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-4 filed by Yuma Energy, Inc. with the SEC on August 4, 2014).

10.7 **	Employment Agreement dated October 1, 2012, between Yuma Energy, Inc. and James J. Jacobs.
10.8
Employment Agreement dated June 15, 2014, between Yuma Energy, Inc. and Paul D. McKinney (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Yuma Energy, Inc. with the SEC on November 14, 2014).

10.9
Amendment No. 1 dated March 12, 2015 to the Employment Agreement between Yuma Energy, Inc. and Paul D. McKinney (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on March 17, 2015).

23.1* *	Consent of Grant Thornton LLP.
23.2* *	Consent of PricewaterhouseCoopers LLP.
23.3* *	Consent of Jones & Keller, P.C. (included in opinion filed as Exhibit 5.1 and Exhibit 8.1).
23.4* *	Consent of Netherland, Sewell & Associates, Inc.
23.5* *	Consent of Porter Hedges LLP (included in opinion filed as Exhibit 8.2).
24.1**	Powers of Attorney (included on the signature page of the Form S-4 filed on June 17, 2016).
99.1* *	Form of Proxy Card for Holders of Yuma Energy, Inc. Common Stock.
99.2* *	Form of Proxy Card for Holders of Yuma Energy, Inc. Series A Preferred Stock.
99.3**	Form of Proxy Card for Holders of Davis Petroleum Acquisition Corp. Common Stock and Preferred Stock.
99.4	Opinion of ROTH Capital Partners, LLC (included as Annex F to the proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).
99.5* *	Consent of ROTH Capital Partners, LLC.
99.6	Report of Netherland, Sewell & Associates, Inc. dated February 19, 2016 (filed as Exhibit 99.1 to the Annual Report on Form 10-K filed by Yuma Energy, Inc. with the SEC on March 30, 2016).
99.7* *	Report of Netherland, Sewell & Associates, Inc. dated July 20, 2016.
99.8**	Consent of Sam L. Banks, as Director Nominee.
99.9**	Consent of James W. Christmas, as Director Nominee.
99.10**	Consent of Stuart E. Davies, as Director Nominee.
99.11**	Consent of Frank A. Lodzinski, as Director Nominee.
99.12**	Consent of Neeraj Mital, as Director Nominee.
99.13**	Consent of Richard K. Stoneburner, as Director Nominee.
99.14**	Consent of J. Christopher Teets, as Director Nominee.
______________________
*           Filed herewith.
**        Previously filed

Item 22.    Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(5) That every prospectus: (i) that is filed pursuant to paragraph 4 immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(7) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on August 25 , 2016.

YUMA DELAWARE MERGER SUBSIDIARY, INC.

Date	By:	/s/ Sam L. Banks
Sam L. Banks
Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below on August 25 , 2016.

	Signature	Title

	/s/ Sam L. Banks	Chairman of the Board, Director, President and Chief Executive Officer (Principal Executive Officer)
Sam L. Banks

	/s/ James J. Jacobs	Chief Financial Officer, Treasurer and Corporate Secretary (Principal Financial Officer and Principal Accounting Officer)
James J. Jacobs

	*	Director
James W. Christmas

	*	Director
Frank A. Lodzinski

	*	Director
Ben T. Morris

	*	Director
Richard K. Stoneburner

*By:	/s/ Sam L. Banks
Sam L. Banks, Attorney-in-Fact